As filed with the Securities and Exchange Commission on June 25, 2025

Registration No. 333-287888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

Amendment No. 1
to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

__________________________________

Acuren Corporation
(Exact name of registrant as specified in its charter)

__________________________________

Delaware	7389	66-1076867
(State or Other Jurisdiction of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

14434 Medical Complex Drive, Suite 100
Tomball, Texas 77377
(800) 218-7450
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

__________________________________

Kristin Schultes
c/o Acuren Corporation
14434 Medical Complex Drive, Suite 100
Tomball, Texas 77377
(800) 218-7450
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

__________________________________

With copies to:

Alan Annex, Esq. Flora R. Perez, Esq. Brian J. Gavsie, Esq. Laurie Green, Esq. Greenberg Traurig, P.A. 401 East Las Olas Boulevard, Suite 2000 Fort Lauderdale, FL 33301 Phone: (954) 765-0500	Mitchell S. Nussbaum, Esq. Norwood P. Beveridge, Esq. Patrick MacMurray, Esq. Loeb & Loeb LLP 345 Park Avenue New York, New York 10154 Phone: (212) 407-4159	Ben Beerle, Esq. Natalie Vernon, Esq. Cooley LLP 3 Embarcadero Center San Francisco, California 94111 Phone: (415) 693-2192

__________________________________

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective and upon completion of the Merger described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date or dates as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. Acuren may not issue the securities offered by this joint proxy statement/prospectus until the registration statement containing this joint proxy statement/prospectus has been declared effective by the Securities and Exchange Commission. This joint proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer or solicitation is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 25, 2025

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

Dear Stockholders of Acuren Corporation and NV5 Global, Inc.:

On behalf of the boards of directors of Acuren Corporation (“Acuren”) and NV5 Global, Inc. (“NV5”), we are pleased to enclose the accompanying joint proxy statement/prospectus relating to the merger between Acuren and NV5, as described below, and are requesting that you take certain actions as an Acuren or NV5 stockholder.

On May 14, 2025, Acuren, Ryder Merger Sub I, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Acuren (“Merger Sub I”), Ryder Merger Sub II, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Acuren (“Merger Sub II”) and NV5 entered into an agreement and plan of merger (as may be amended from time to time, the “Merger Agreement”), pursuant to which Acuren agreed to acquire NV5 in a cash and stock transaction through mergers of subsidiaries of Acuren with and into NV5 with the final entity surviving the mergers as a subsidiary of Acuren (the “Merger”).

If the Merger is consummated, NV5 stockholders will be entitled to receive for each share of NV5 common stock (“NV5 Common Stock”):

•        a number of shares of Acuren common stock (“Acuren Common Stock”) (rounded down to the nearest whole share subject to the payment of any cash in lieu of fractional shares as set forth in the Merger Agreement) equal to (i) $13.00 divided by (ii) the volume weighted average price (the “VWAP”) of Acuren Common Stock for the 10 full consecutive trading days ending on and including the business day prior to the closing of the Merger (the “Acuren Closing VWAP” and such quotient, the “Exchange Ratio”), subject to adjustment as described below; plus

•        an amount in cash equal to $10.00, all as described in the Merger Agreement (the foregoing bullets collectively, the “Merger Consideration”).

The Merger Consideration represents a 32% premium to NV5’s 30-day VWAP as of May 14, 2025. The Merger Consideration may be adjusted in the event of any change in the price of Acuren Common Stock that occurs during the period following the signing of the Merger Agreement and ending on the closing of the Merger in accordance with the floating Exchange Ratio pursuant to the terms of the Merger Agreement. Specifically, in the event the Acuren Closing VWAP exceeds $10.593, which represents the VWAP of Acuren Common Stock over the 5-day trading period ended May 14, 2025 (the “Acuren Signing VWAP”), the Exchange Ratio will be adjusted downwards, and in the event the Acuren Closing VWAP is less than the Acuren Signing VWAP, the Exchange Ratio will be adjusted upwards, subject to a 10% collar. As a result of such collar, NV5 stockholders will receive 1.3636 shares of Acuren Common Stock for each share of NV5 Common Stock if the Acuren Closing VWAP is at or below $9.53, and 1.1157 shares of Acuren Common Stock for each share of NV5 Common Stock if the Acuren Closing VWAP is at or above $11.65.

Following the completion of the Merger, it is anticipated that persons who were stockholders of Acuren and NV5 immediately prior to the Merger will own approximately 60% and 40% of the combined company, respectively, on a fully diluted basis. The exact equity stake of NV5 stockholders in Acuren will depend on the (i) number of Acuren Common Stock and NV5 Common Stock issued and outstanding immediately prior to the closing of the Merger and (ii) the final Exchange Ratio.

Completion of the Merger requires, among other things, the separate approvals of both the Acuren stockholders and the NV5 stockholders. To obtain the required stockholder approvals, Acuren and NV5 will each hold special meetings of their respective stockholders in connection with the Merger. The obligations of Acuren and NV5 to complete the Merger are subject to the satisfaction or waiver of a number of other conditions set forth in the Merger Agreement, a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus.

The Acuren board of directors (the “Acuren Board”) has unanimously (i) approved and declared advisable the Merger Agreement, the Merger and the issuance of shares of Acuren Common Stock in connection with the Merger (the “Acuren Stock Issuance”) and the other transactions contemplated thereby, (ii) determined that the terms of the Merger Agreement, the Merger and the Acuren Stock Issuance are fair to, and in the best interests of Acuren and the Acuren stockholders, and (iii) recommended that Acuren stockholders approve the Acuren Stock Issuance (such proposal, the “Acuren Stock Issuance Proposal”).

The NV5 board of directors (the “NV5 Board”) has determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of NV5 and its stockholders, has approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, and has recommended that NV5 stockholders vote to adopt the Merger Agreement.

At the 2025 annual meeting of Acuren stockholders (the “Acuren Meeting”), Acuren stockholders will be asked to vote on five proposals, including the Acuren Stock Issuance Proposal, the election of directors, the ratification of Acuren’s independent registered public accounting firm, the approval of the Acuren 2025 Employee Stock Purchase Plan and a proposal to adjourn the Acuren Meeting to a later date if needed. The Acuren Meeting will be held on July 31, 2025 at 9:30 a.m., Eastern Time. The Acuren Meeting will be a virtual meeting conducted via live audio webcast, which you can attend by visiting www.virtualshareholdermeeting.com/TIC2025. The Acuren Board unanimously recommends that Acuren stockholders vote “FOR” the Acuren Stock Issuance Proposal, and “FOR” each of the other proposals presented at the Acuren Meeting.

At the special meeting of NV5 stockholders (the “NV5 Special Meeting”), NV5 stockholders will be asked to vote on three proposals, including a proposal to approve the Merger Agreement (the “NV5 Merger Proposal”), to approve on a non-binding advisory basis, the compensation that may be paid or become payable to NV5’s named executive officers that is based on or otherwise relates to the Merger (the “NV5 Merger Compensation Proposal”) and a proposal to adjourn the NV5 Special Meeting to a later date if needed (the “NV5 Adjournment Proposal”). The NV5 Special Meeting will be held on July 31, 2025 at 11:00 a.m., Eastern Time. The NV5 Special Meeting will be a virtual meeting conducted via live audio webcast, which you can attend by visiting meetnow.global/MKC7CXD. The NV5 Board recommends that the NV5 stockholders vote “FOR” the NV5 Merger Proposal, “FOR” the NV5 Merger Compensation Proposal and “FOR” the NV5 Adjournment Proposal.

We cannot complete the Merger unless the Acuren Stock Issuance Proposal is approved by a majority of the votes cast by Acuren stockholders at the Acuren Meeting and the NV5 Merger Proposal is approved by holders of a majority of the outstanding shares of NV5 Common Stock. Contemporaneously with the execution of the Merger Agreement, (i) certain stockholders of Acuren entered into voting support agreements with NV5 with respect to all shares of Acuren Common Stock and/or Acuren Preferred Stock owned by such Acuren stockholders, which constituted approximately 44.7% of the voting power of Acuren’s issued and outstanding capital stock as of the date of the voting support agreement pursuant to which such Acuren stockholders agreed to, among other things, vote in favor of the Acuren Stock Issuance Proposal, and (ii) certain stockholders of NV5 entered into voting support agreements with Acuren with respect to all shares of NV5 capital stock owned by such NV5 stockholders, which constituted approximately 16.7% of the issued and outstanding shares of NV5 Common Stock as of the date of the voting support agreement, pursuant to which such NV5 stockholders agreed to, among other things, vote in favor of the NV5 Merger Proposal, subject to the terms and conditions thereof.

Your vote is important. Whether or not you plan to attend the applicable special meeting and regardless of the number of shares you own, your careful consideration of, and vote on, the applicable proposals is important, and you are encouraged to vote promptly.

We urge you to obtain current market quotations for Acuren Common Stock (NYSE trading symbol “TIC”) and NV5 Common Stock (Nasdaq trading symbol “NVEE”) prior to voting. On June 24, 2025, the closing price of Acuren Common Stock was $10.79 and the closing price of NV5 Common Stock was $22.54.

The accompanying joint proxy statement/prospectus describes the Acuren Meeting and the proposals to be considered thereat, the NV5 Special Meeting and the proposals to be considered thereat and the Merger. Please carefully read the entire accompanying joint proxy statement/prospectus, including “Risk Factors” beginning on page 30, for a discussion of the risks relating to the Merger. You also can obtain information about

Acuren and NV5 from documents that each has filed with the Securities and Exchange Commission (the “SEC”). Please see “Where You Can Find More Information” beginning on page 240 of the accompanying joint proxy statement/prospectus for how you may obtain such information.

After reading the accompanying joint proxy statement/prospectus and its annexes, please make sure to vote your shares promptly by completing, signing and dating the accompanying proxy card and returning it in the enclosed prepaid envelope or by voting by telephone or through the internet by following the instructions on the accompanying proxy card. If you hold shares through an account with a bank, broker, or other nominee, please follow the instructions you receive from your broker, bank or other nominee to vote your shares.

Sincerely,

Talman B. Pizzey Chief Executive Officer Acuren Corporation	Dickerson Wright Executive Chairman NV5 Global, Inc.

Acuren is an “emerging growth company” as defined under the federal securities laws and, as such, has elected to comply with certain reduced public company reporting requirements for this joint proxy statement/prospectus and may elect to do so in future filings.    We expect to no longer be an “emerging growth company” on January 1, 2026. See “Summary — Emerging Growth Company.”

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued in connection with the transactions described in the accompanying joint proxy statement/prospectus or determined if the accompanying joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying joint proxy statement/prospectus is dated [•], 2025 and is first being mailed to Acuren stockholders of record and NV5 stockholders of record on or about [•], 2025.

Acuren Corporation
14434 Medical Complex Drive, Suite 100
Tomball, Texas 77377

NOTICE OF 2025 ANNUAL MEETING
OF STOCKHOLDERS
TO BE HELD ON JULY 31, 2025

Dear Stockholder:

You are cordially invited to attend the 2025 annual meeting of stockholders (the “Acuren Meeting”) of Acuren Corporation (“Acuren”), to be held at 9:30 a.m., Eastern Time, on July 31, 2025. The Acuren Meeting will be a virtual meeting conducted via live audio webcast, which you can attend by visiting www.virtualshareholdermeeting.com/TIC2025. You will not be able to attend the Acuren Meeting physically. You may participate and vote at the Acuren Meeting by visiting www.proxyvote.com and using the control number found on your proxy card or in the voting instruction form provided by your bank/broker where your shares are held. The Acuren Meeting is being held for the following purposes:

1.      Acuren Stock Issuance Proposal:    to vote on a proposal to approve the issuance of shares of Acuren common stock, par value $0.0001 per share (“Acuren Common Stock”), to stockholders of NV5 Global, Inc. (“NV5”), in connection with the Agreement and Plan of Merger, dated as of May 14, 2025 (as amended from time to time, the “Merger Agreement”), by and among Acuren, Ryder Merger Sub I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Acuren (“Merger Sub I”), Ryder Merger Sub II, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Acuren (“Merger Sub II”), and NV5 (the “Acuren Stock Issuance” and such proposal, the “Acuren Stock Issuance Proposal”) in accordance with the applicable requirements of the New York Stock Exchange. A copy of the Merger Agreement is attached to this joint proxy statement/prospectus as Annex A.

2.      Director Election Proposal:    to vote on a proposal to elect eight directors for a one-year term expiring at the 2026 annual meeting of stockholders (the “Director Election Proposal”).

3.      Auditor Ratification Proposal:    to vote on a proposal to ratify the appointment of PricewaterhouseCoopers LLP as Acuren’s independent registered public accounting firm for the fiscal year ending December 31, 2025 (the “Auditor Ratification Proposal”).

4.      ESPP Proposal:    to vote on a proposal to approve Acuren’s 2025 Employee Stock Purchase Plan (the “ESPP Proposal” and together with the Director Election Proposal and the Auditor Ratification Proposal, the “Acuren Annual Meeting Proposals”).

5.      Acuren Adjournment Proposal:    to vote on a proposal to approve any adjournment of the Acuren Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event there are insufficient votes for, or otherwise in connection with, the approval of the Acuren Stock Issuance Proposal (the “Acuren Adjournment Proposal”).

Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub I will be merged with and into NV5 (the “First Merger”) with NV5 surviving (the “Initial Surviving Corporation”), immediately following which the Initial Surviving Corporation will be merged with and into Merger Sub II (the “Second Merger” and collectively with the First Merger, the “Merger”), with Merger Sub II surviving (the “Final Surviving Corporation”).

Pursuant to the Merger Agreement and applicable rules of the New York Stock Exchange, Acuren is required to obtain stockholder approval of the Acuren Stock Issuance Proposal. Consequently, the Acuren Stock Issuance Proposal must be approved for the transactions contemplated by the Merger Agreement to be completed.

The Acuren Stock Issuance Proposal is not conditioned on the approval of the Acuren Annual Meeting Proposals or the Acuren Adjournment Proposal. The Acuren Annual Meeting Proposals are not conditioned on the approval of the Acuren Stock Issuance Proposal or the Acuren Adjournment Proposal.

Acuren will transact no other business at the Acuren Meeting, except such business as may properly be brought before the Acuren Meeting or any adjournments or postponements thereof by or at the direction of the Acuren board of directors (the “Acuren Board”) in accordance with Acuren’s Bylaws. This joint proxy statement/prospectus, of which this notice is a part, describes the proposals listed above in more detail. Please refer to the attached documents, including the Merger Agreement and all other annexes and any documents incorporated by reference, for further information with respect to the business to be transacted at the Acuren Meeting. You are encouraged to read the entire document carefully. In particular, please see “The Merger” beginning on page 86 for a description of the transactions contemplated by the Merger Agreement, including the Acuren Stock Issuance, and “Risk Factors” beginning on page 30 for an explanation of the risks associated with the Merger (as defined below) and the other transactions contemplated by the Merger Agreement, including the Acuren Stock Issuance.

The Acuren Board has fixed the close of business on June 30, 2025 as the record date (the “Acuren Record Date”) for the determination of the Acuren stockholders entitled to receive notice of, and to vote at, the Acuren Meeting or any adjournments or postponements thereof. Only Acuren stockholders of record on the Acuren Record Date are entitled to receive notice of, and to vote at, the Acuren Meeting or any adjournments or postponements thereof. For additional information regarding the Acuren Meeting, please see “Acuren Meeting” beginning on page 57 of this joint proxy statement/prospectus, of which this notice is a part. A complete list of Acuren stockholders of record entitled to vote at the Acuren Meeting will be available at the Acuren Meeting and for ten days before the Acuren Meeting at Acuren’s principal executive offices for inspection by Acuren stockholders during ordinary business hours for any purpose germane to the Acuren Meeting.

The Acuren Board has unanimously (i) approved and declared advisable the Merger Agreement, the Merger and the Acuren Stock Issuance and the other transactions contemplated thereby, (ii) determined that the terms of the Merger Agreement, the Merger and the Acuren Stock Issuance are fair to, and in the best interests of Acuren and the Acuren stockholders, and (iii) recommended that Acuren stockholders approve the Acuren Stock Issuance Proposal. The Acuren Board unanimously recommends that Acuren stockholders vote “FOR” the Acuren Stock Issuance Proposal.

The Acuren Board unanimously recommends that Acuren stockholders vote “FOR” each of the director nominees, “FOR” the Auditor Ratification Proposal, “FOR” the ESPP Proposal and “FOR” the Acuren Adjournment Proposal.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” the Acuren Stock Issuance Proposal, “FOR” each of the director nominees, “FOR” the Auditor Ratification Proposal, “FOR” the ESPP Proposal and “FOR” the Acuren Adjournment Proposal. If you fail to return your proxy card, fail to submit your proxy by telephone or online or fail to instruct your broker, bank or other nominee how to vote, your shares will not be counted for purposes of determining whether a quorum is present at the Acuren Meeting. None of the proposals to be presented at the Acuren Meeting, including the Acuren Stock Issuance Proposal, may be approved at the Acuren Meeting unless a quorum is present.

Please vote as promptly as possible, whether or not you plan to attend the Acuren Meeting. If your shares are held in the name of a broker, bank or other nominee, please vote by following the instructions on the voting instruction form furnished by the broker, bank or other nominee. If you hold your shares in your own name, please submit a proxy to vote your shares as promptly as possible by (i) visiting the internet site listed on the proxy card, (ii) calling the toll-free number listed on the proxy card or (iii) signing and returning your proxy card by mail by using the self-addressed, stamped envelope provided. Submitting a proxy will not prevent you from voting at the Acuren Meeting, but it will help to secure a quorum and avoid added solicitation costs. Any eligible holder of Acuren Common Stock or Acuren Preferred Stock entitled to vote thereon and who is present at the Acuren Meeting may vote at the Acuren Meeting, thereby revoking any previous proxy. In addition, a proxy may also be revoked before the voting polls are closed at the Acuren Meeting in the manner described in this joint proxy statement/prospectus, of which this notice is a part.

If you have any questions concerning the Acuren Stock Issuance Proposal, the Acuren Annual Meeting Proposals, the Merger, or this joint proxy statement/prospectus, of which this notice is a part, would like additional copies of proxy materials or need help voting your shares of Acuren Common Stock or Acuren Preferred Stock, please contact Acuren’s proxy solicitors at:

Georgeson, LLC
51 West 52nd Street, 6th Floor
New York, NY 10019
Call Toll Free: (888) 686-8750
Email: AcurenProxy@georgeson.com

Your vote is very important. The Merger between Acuren and NV5 cannot be completed without the approval of the Acuren Stock Issuance Proposal. Approval of the Acuren Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast by the holders of the shares of Acuren Common Stock and Acuren Preferred Stock, voting together as a single class, present in person or represented by proxy at the Acuren Meeting, provided there is a quorum present. Approval of each of the Acuren Annual Meeting Proposals and the Acuren Adjournment Proposal require the affirmative vote of a majority of votes cast by the holders of the shares of Acuren Common Stock and Acuren Preferred Stock, voting together as a single class, present in person or represented by proxy at the Acuren Meeting, provided there is a quorum present. The failure of an Acuren stockholder to submit a proxy or vote at the Acuren Meeting, abstentions from voting and broker non-votes will have no effect on the outcome of the Acuren Stock Issuance Proposal, Acuren Annual Meeting Proposals or Acuren Adjournment Proposal.

By order of the Board of Directors,
/s/ Talman B. Pizzey
Talman B. Pizzey
Chief Executive Officer
Acuren Corporation

NV5 GLOBAL, INC.
200 South Park Road, Suite 350
Hollywood, FL 33021

NOTICE OF SPECIAL MEETING
OF STOCKHOLDERS
TO BE HELD ON JULY 31, 2025

To NV5 Global, Inc. Stockholders:

NOTICE IS HEREBY GIVEN, that the special meeting (the “NV5 Special Meeting”) of the stockholders of NV5 Global, Inc., a Delaware corporation (“NV5,” and such stockholders, “NV5 stockholders”), will be held virtually at 11:00 a.m., Eastern time, on July 31, 2025, via live webcast at the following address: meetnow.global/MKC7CXD. At the NV5 Special Meeting, NV5 stockholders will be asked to consider and vote upon the following proposals:

(1)    The NV5 Merger Proposal:    a proposal to approve and adopt the Agreement and Plan of Merger (the “Merger Agreement”) with Acuren Corporation, a Delaware corporation (“Acuren”), Ryder Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Acuren (“Merger Sub I”), Ryder Merger Sub II, Inc., a Delaware corporation and a direct wholly owned subsidiary of Acuren (“Merger Sub II”). Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub I will be merged with and into NV5 (the “First Merger”) with NV5 surviving (the “Initial Surviving Corporation”), immediately following which the Initial Surviving Corporation will be merged with and into Merger Sub II (the “Second Merger” and collectively with the First Merger, the “Merger”), with Merger Sub II surviving (the “Final Surviving Corporation”) (the “NV5 Merger Proposal”). A copy of the Merger Agreement is attached to the joint proxy statement/prospectus of which this notice is a part as Annex A.

(2)    The NV5 Merger Compensation Proposal:    a proposal to approve on an advisory (non-binding) basis the compensation that may be paid or become payable to NV5’s named executive officers that is based on or otherwise relates to the Merger (the “NV5 Merger Compensation Proposal”).

(3)    The NV5 Adjournment Proposal:    a proposal to approve any adjournment of the NV5 Special Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event there are insufficient votes for, or otherwise in connection with, the approval of the NV5 Merger Proposal (the “NV5 Adjournment Proposal” and, together with the NV5 Merger Proposal, the NV5 Merger Compensation Proposal, the “NV5 Proposals”).

Pursuant to the Merger Agreement and applicable provisions of the Delaware General Corporation Law (“DGCL”), NV5 is required to obtain stockholder approval of the Merger. Consequently, the NV5 Merger Proposal must be approved for such transaction to be completed. The NV5 Merger Compensation Proposal is non-binding and is not conditioned on the approval of any other NV5 Proposals set forth in the joint proxy statement/prospectus of which this notice is a part. The NV5 Adjournment Proposal is not conditioned on the approval of any other NV5 Proposal set forth in the joint proxy statement/prospectus of which this notice is a part.

The NV5 Special Meeting will be completely virtual. There will be no physical meeting location and the NV5 Special Meeting will only be conducted via live webcast at the following address: meetnow.global/MKC7CXD.

The record date for the NV5 Special Meeting is June 30, 2025 (the “NV5 Record Date”). Only holders of record of common stock of NV5, par value $0.01 per share (“NV5 Common Stock”) at the close of business on the NV5 Record Date are entitled to notice of the NV5 Special Meeting and to vote at the NV5 Special Meeting and any adjournments or postponements thereof. Any stockholder entitled to attend and vote at the NV5 Special Meeting is entitled to appoint a proxy to attend and act on such stockholder’s behalf. A complete list of NV5 stockholders of record entitled to vote at the NV5 Special Meeting will be available at the NV5 Special Meeting and for ten days before the NV5 Special Meeting at NV5’s principal executive offices for inspection by NV5 stockholders during ordinary business hours for any purpose germane to the NV5 Special Meeting.

Your vote is important. Whether or not you plan to attend the NV5 Special Meeting, please complete, sign, date and return your proxy card in the postage-paid envelope provided as soon as possible to make sure that your shares are represented at the NV5 Special Meeting. If you are a stockholder of record, you may also cast your vote online during the NV5 Special Meeting. If your shares are held in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted, or you may cast your vote online during the NV5 Special Meeting by obtaining a proxy from your broker, bank or other nominee and forwarding to Computershare (“Computershare”) as described in the joint proxy statement/prospectus of which this notice is a part.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the NV5 Proposals. If you fail to return your proxy card, fail to submit your proxy by telephone or online or fail to instruct your broker, bank or other nominee how to vote, your shares of NV5 Common Stock will not be counted for purposes of determining whether a quorum is present at the NV5 Special Meeting, and, if a quorum is present, will have no effect on the NV5 Merger Compensation Proposal or the NV5 Adjournment Proposal, but will have the same effect as a vote “AGAINST” the NV5 Merger Proposal. An abstention or broker non-vote will have the same effect as a vote “AGAINST” the approval of the NV5 Merger Proposal. An abstention or broker non-vote will have no effect on the NV5 Merger Compensation Proposal and the NV5 Adjournment Proposal. If you are a NV5 stockholder of record and you virtually attend the NV5 Special Meeting and wish to vote, you may withdraw your proxy and vote online or by proxy.

After careful consideration, the board of directors of NV5 (the “NV5 Board”) has approved the Merger Agreement and the Merger and recommends that NV5 stockholders vote “FOR” adoption of the NV5 Merger Proposal, and “FOR” all other NV5 Proposals presented to NV5 stockholders in the joint proxy statement/prospectus of which this notice is a part. When you consider the recommendation of the NV5 Board in favor of approval of the NV5 Proposals, you should keep in mind that, aside from their interests as NV5 stockholders, certain members of NV5 management have interests in the Merger that are different from, or in addition to, your interests as a NV5 stockholder. Please see the sections entitled “The Merger — Interests of NV5’s Executive Officers and Non-Employee Directors in the Merger” and “The Merger — Background of the Merger” and “The Merger — Recommendation of the NV5 Board and Reasons for the Merger” for further information.

Your attention is directed to the joint proxy statement/prospectus of which this notice is a part (including the annexes thereto) for a more complete description of the proposed Merger and related transactions and each of the NV5 Proposals. We encourage you to read the joint proxy statement/prospectus carefully. If you have any questions or need assistance voting your shares, please contact our proxy solicitor, Georgeson LLC, by calling toll free at (888) 686-8987 or by email at NV5Proxy@Georgeson.com.

Your vote is very important. The Merger between Acuren and NV5 cannot be completed without the approval of the NV5 Merger Proposal. Approval of the NV5 Merger Proposal requires the affirmative vote (by telephone, online or by proxy) of the holders of a majority of the outstanding shares of NV5 Common Stock entitled to vote thereon at the NV5 Special Meeting. Approval of the NV5 Merger Compensation Proposal and the NV5 Adjournment Proposal requires the affirmative vote (by telephone, online or by proxy) of the holders of a majority of the outstanding shares of NV5 Common Stock entitled to vote and actually cast thereon at the NV5 Special Meeting. A NV5 stockholders’ failure to vote their shares of NV5 Common Stock will have no effect on the NV5 Merger Compensation Proposal or the NV5 Adjournment Proposal, but will have the same effect as a vote “AGAINST” the NV5 Merger Proposal. An abstention or broker non-vote will have the same effect as a vote “AGAINST” the approval of the NV5 Merger Proposal. An abstention or broker non-vote will have no effect on the NV5 Merger Compensation Proposal and the NV5 Adjournment Proposal.

IF YOU RETURN YOUR SIGNED PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE NV5 PROPOSALS.

By Order of the Board of Directors,
/s/ MaryJo O’Brien
MaryJo O’Brien Corporate Secretary

ADDITIONAL INFORMATION

Both Acuren and NV5 file annual, quarterly, and current reports, proxy statements and other business and financial information with the SEC electronically, and the SEC maintains a website located at www.sec.gov containing this information. You can also obtain these documents, free of charge, from Acuren at www.acuren.com and from NV5 at www.nv5.com, as applicable. The information contained on, or that may be accessed through, Acuren’s and NV5’s websites is not incorporated by reference into, and is not a part of, this joint proxy statement/prospectus.

Acuren has filed with the SEC a registration statement on Form S-4 with respect to the shares of Acuren Common Stock issuable to NV5 stockholders in the Merger, of which this joint proxy statement/prospectus forms a part. This joint proxy statement/prospectus constitutes the prospectus of Acuren filed as part of the registration statement. As permitted by SEC rules, this joint proxy statement/prospectus does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and print a copy of the registration statement, including any amendments, schedules and exhibits, by accessing the SEC’s website mentioned above. Statements contained in this joint proxy statement/prospectus as to the contents of any contract or other documents referred to in this joint proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable agreement or other document filed as an exhibit to the registration statement.

This joint proxy statement/prospectus incorporates important business and financial information about NV5 from documents that are not attached to this joint proxy statement/prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this joint proxy statement/prospectus free of charge by requesting them in writing or by telephone from the appropriate company or its proxy solicitor (if applicable) at the following addresses and telephone numbers:

For Acuren stockholders:	For NV5 stockholders:
Acuren Corporation 14434 Medical Complex Drive, Suite 100 Tomball, Texas 77377 (800) 218-7450	NV5 Global, Inc. 200 South Park Road, Suite 350 Hollywood, FL 33021 (954) 495-2112
Georgeson, LLC 51 West 52nd Street, 6th Floor New York, NY 10019 Call Toll Free: (888) 686-8750 Email: AcurenProxy@georgeson.com	Georgeson, LLC 51 West 52nd Street, 6th Floor New York, NY 10019 Call Toll Free: (888) 686-8987 Email: NV5Proxy@Georgeson.com

If you would like to request any documents, please do so by July 24, 2025, which is five business days prior to the date of the Acuren Meeting and the NV5 Special Meeting, in order to receive them before the applicable meeting.

For a more detailed description of the information incorporated by reference into this joint proxy statement/prospectus and how you may obtain it, please see “Where You Can Find More Information.”

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by Acuren (File No. 333-287888), constitutes a prospectus of Acuren under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Acuren Common Stock issuable to NV5 stockholders as contemplated by the Merger Agreement. This joint proxy statement/prospectus also constitutes a joint proxy statement for both Acuren and NV5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This joint proxy statement/prospectus includes and constitutes a notice of meeting with respect to the Acuren Meeting and a notice of meeting with respect to the NV5 Special Meeting.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [•], 2025, and you should assume that the information contained in this joint proxy statement/prospectus is accurate only as of such date. You should also assume that the information incorporated by reference into this joint proxy statement/prospectus is only accurate as of the date of such information. Neither the mailing of this joint proxy statement/prospectus to Acuren stockholders or NV5 stockholders nor the issuance by Acuren of shares of Acuren Common Stock pursuant to the Merger Agreement will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this joint proxy statement/prospectus regarding Acuren has been provided by Acuren, and information contained in, or incorporated by reference into, this joint proxy statement/prospectus regarding NV5 has been provided by NV5.

Presentation of Financial and Other Information

In this joint proxy statement/prospectus, references to “$”, “US$” and “U.S. Dollars” are to the lawful currency of the United States of America.

Trademarks and Trade Names

This joint proxy statement/prospectus contains some of Acuren’s trademarks and trade names. All other trademarks or trade names of any other company appearing in this joint proxy statement/prospectus belong to their respective owners. Solely for convenience, the trademarks and trade names in this joint proxy statement/prospectus are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

Industry and Market Data

This joint proxy statement/prospectus includes or incorporates by reference industry data and forecasts that Acuren or NV5, as applicable, has obtained from industry publications and surveys, public filings and internal company sources. Statements as to Acuren’s or NV5’s, as applicable, ranking, market position and market estimates are based on independent industry publications, third-party forecasts, management’s estimates and assumptions about Acuren’s markets and its internal research. Acuren’s or NV5’s internal estimates are based upon its understanding of industry and market conditions, and such information has not been verified by any independent sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. In addition, projections, assumptions and estimates of the future performance of the industry in which Acuren or NV5, as applicable, operates and its future performance are subject to uncertainty and risk due to a variety of factors, including those discussed under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in this joint proxy statement/prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties, Acuren or NV5.

i

FREQUENTLY USED TERMS

In this joint proxy statement/prospectus:

“Acuren” refers to Acuren Corporation, a Delaware corporation.

“Acuren Acquisition” refers to the acquisition by Acuren of ASP Acuren on July 30, 2024.

“Acuren Adjournment Proposal” refers to the proposal to approve any adjournment of the Acuren Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event there are insufficient votes for, or otherwise in connection with, the Acuren Stock Issuance Proposal.

“Acuren Annual Meeting Proposals” refers to the Director Election Proposal, the Auditor Ratification Proposal and the ESPP Proposal which are to be presented to Acuren stockholders for approval at the Acuren Meeting.

“Acuren Board” refers to the board of directors of Acuren.

“Acuren Bylaws” refers to the bylaws of Acuren, dated December 16, 2024, as may be amended, supplemented or modified from time to time.

“Acuren Certificate of Incorporation” refers to the certificate of incorporation of Acuren, dated December 16, 2024, as may be amended, supplemented or modified from time to time.

“Acuren Closing VWAP” means the volume weighted average price of Acuren Common Stock for the 10 full consecutive trading days ending on and including the business day prior to the Closing.

“Acuren Common Stock” refers to the common stock, par value $0.0001 per share of Acuren.

“Acuren Preferred Stock” refers to the Series A Preferred Stock of Acuren.

“Acuren Record Date” refers to the close of business on June 30, 2025.

“Acuren Signing VWAP” means $10.593, the 5-day VWAP of Acuren Common Stock prior to signing of the Merger Agreement.

“Acuren Meeting” refers to the 2025 annual meeting of stockholders of Acuren to be held on July 31, 2025, as may be postponed or adjourned.

“Acuren Stock Issuance” refers to the issuance of shares of Acuren Common Stock to NV5 stockholders in the Merger.

“Acuren Stock Issuance Proposal” refers to the proposal to approve the Acuren Stock Issuance pursuant to the Merger Agreement.

“Acuren Voting Agreements” refers to the voting agreements entered into by Mariposa Acquisition IX, LLC and certain entities managed by Viking Global Investors LP, stockholders of Acuren, with NV5 with respect to the voting of Acuren Common Stock and Acuren Preferred Stock.

“Appraisal Share” means each share of NV5 Common Stock that is outstanding immediately prior to the First Effective Time and that is held by any person who is entitled to demand, and properly demands, appraisal of such share of NV5 Common Stock in accordance, and who complies in all respects, with Section 262 of the DGCL.

“ASP Acuren” refers to ASP Acuren Holdings, Inc. the Predecessor to Acuren.

“Auditor Ratification Proposal” refers to the proposal to ratify the appointment of PricewaterhouseCoopers LLP as Acuren’s independent registered public accounting firm for the fiscal year ending December 31, 2025 at the Acuren Meeting.

“Closing” refers to the closing of the Merger.

“Code” refers to the Internal Revenue Code of 1986, as amended from time to time.

“Confidentiality Agreement” means the Mutual Non-Disclosure Agreement, dated February 12, 2025, between Acuren and NV5.

ii

“Converted Share” means each share of NV5 Common Stock issued and outstanding immediately prior to the First Effective Time (except for Excluded Shares and Appraisal Shares).

“Debt Commitment Letter” refers to the commitment letter pursuant to which certain financial institutions have committed to provide Acuren with debt financing in an aggregate principal amount of $875.0 million in connection with the Merger.

“Debt Financing” refers to the financing of the Merger and the transactions contemplated by the Merger Agreement pursuant to the Debt Commitment Letter.

“DGCL” refers to the Delaware General Corporation Law.

“DTC” refers to the Depository Trust Company.

“ESPP” refers to the Acuren 2025 Employee Stock Purchase Plan.

“Exchange Act” refers to the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means the quotient obtained by dividing (i) $13.00 by (ii) the Acuren Closing VWAP; provided, however, that (i) if the Acuren Closing VWAP is greater than or equal to $11.65, then the Exchange Ratio shall be equal to 1.1157 shares of Acuren Common Stock or (ii) if the Acuren Closing VWAP is less than or equal to $9.53, then the Exchange Ratio shall be equal to 1.3636 shares of Acuren Common Stock.

“Excluded Shares” means each share of NV5 Common Stock that is owned by any of Acuren, Merger Sub I, Merger Sub II or NV5 (including shares held as treasury stock or otherwise) or any of their respective subsidiaries immediately prior to the First Effective Time.

“Final Surviving Corporation” refers to the surviving corporation of the Second Merger, which will be Merger Sub II.

“First Effective Time” means the time the First Merger becomes effective, upon the filing of the certificate of merger for the First Merger with the Secretary of State of the State of Delaware.

“First Merger” means the merger by which Merger Sub I will be merged with and into NV5 with NV5 surviving the merger.

“FTC” refers to the Federal Trade Commission.

“Initial Surviving Corporation” refers to the surviving corporation of the First Merger which will be NV5.

“Lenders” refers to the financial institutions that have committed to provide Acuren with the Debt Financing.

“Merger” means collectively, the First Merger and Second Merger.

“Merger Agreement” refers to the Agreement and Plan of Merger by and between NV5, Acuren, Merger Sub I and Merger Sub II, as it may be amended from time to time.

“Merger Consideration” means for each Converted Share the right to receive (A) the Exchange Ratio and (B) $10.00 in cash, without interest.

“Merger Sub I” refers to Ryder Merger Sub I, Inc., a Delaware corporation.

“Merger Sub II” refers to Ryder Merger Sub II, Inc., a Delaware corporation.

“NV5” refers to NV5 Global, Inc., a Delaware corporation.

“NV5 Adjournment Proposal” refers to proposal to approve any adjournment of the NV5 Special Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event there are insufficient votes for, or otherwise in connection with, the approval of the NV5 Merger Proposal.

“NV5 Board” refers to the board of directors of NV5.

iii

“NV5 Bylaws” refers to the amended and restated bylaws of NV5, as may be amended, supplemented or modified from time to time.

“NV5 Certificate of Incorporation” refers to the amended and restated certificate of incorporation of NV5, dated September 30, 2011, as may be amended, supplemented or modified from time to time.

“NV5 Common Stock” refers to the NV5 common stock, par value $0.01 per share.

“NV5 Executive RSAs” means the (i) restricted stock awards held by certain directors, executive officers and employees of NV5 and (ii) restricted stock units held by certain members of the NV5 Board, in each case that vest upon a change of control.

“NV5 Go-Shop Period” refers to the period beginning on May 14, 2025 and continuing until 11:59 p.m. (Eastern Time) on July 14, 2025.

“NV5 Merger Compensation Proposal” refers to a proposal to approve, on a non-binding advisory basis, the compensation that may be paid or becomes payable to NV5’s named executive officers that is based on or otherwise relates to the Merger.

“NV5 Merger Proposal” refers to the proposal that NV5 stockholders will be asked to vote on to approve and adopt the Merger Agreement and the transactions contemplated therein, including the Merger.

“NV5 No-Shop Period Start Date” means 12:01 a.m. (Eastern time) on July 15, 2025.

“NV5 Proposals” refers to the NV5 Merger Proposal, NV5 Merger Compensation Proposal and NV5 Adjournment Proposal.

“NV5 Record Date” refers to the close of business on June 30, 2025.

“NV5 RSA” refers to each outstanding NV5 restricted stock award.

“NV5 Special Committee” refers to the Special Committee of the NV5 Board.

“NV5 Special Meeting” refers to the special meeting of stockholders of NV5 to be held on July 31, 2025, as may be postponed or adjourned.

“NV5 Voting Agreements” refers to the voting agreements entered into by Dickerson Wright and Cercano Management LLC, stockholders of NV5, and Acuren with respect to the voting of NV5 Common Stock.

“Outside Date” means October 3, 2025, unless extended pursuant to the terms of the Merger Agreement, in which case the Outside Date means November 3, 2025.

“Per-Share Cash Consideration” means $10.00 in cash, without interest.

“Per-Share Share Consideration” means the amount of shares of Acuren Common Stock equal to the Exchange Ratio.

“Replacement RSA Award” means the grant by Acuren of a restricted stock award in exchange for each NV5 RSA (except the NV5 Executive RSA) that remains unvested and outstanding at the First Effective Time.

“SEC” refers to the U.S. Securities and Exchange Commission.

“Second Effective Time” means the time the Second Merger becomes effective, upon the filing of the certificate of merger for the Second Merger with the Secretary of State of the State of Delaware.

“Second Merger” means the merger by which Merger Sub II will be merged with and into NV5 with Merger Sub II surviving the merger.

“Securities Act” refers to the Securities Act of 1933, as amended.

QUESTIONS AND ANSWERS

The following are some questions that you may have regarding the Merger, the issuance of shares of Acuren Common Stock in connection with the Merger and other matters being considered at the Acuren Meeting and NV5 Special Meeting, and the answers to those questions. Acuren and NV5 urge you to carefully read the entirety of this joint proxy statement/prospectus, including the annexes hereto and the information incorporated herein, because the information in this section does not provide all the information that might be important to you with respect to the Merger, the Acuren Stock Issuance and the other matters being considered at the Acuren Meeting and the NV5 Special Meeting.

Q:     Why am I receiving this joint proxy statement/prospectus?

A:     You are receiving this joint proxy statement/prospectus because Acuren and NV5 have agreed to a business combination and entered into the Merger Agreement, pursuant to which, on the terms and subject to the conditions included in the Merger Agreement, (i) Merger Sub I, a wholly owned subsidiary of Acuren, will merge with and into NV5, with NV5 surviving such merger as a direct wholly owned subsidiary of Acuren, and (ii) immediately following which, NV5 will merge with and into Merger Sub II, with Merger Sub II surviving the merger as a direct wholly owned subsidiary of Acuren. The Merger Agreement, which governs the terms of the Merger, is attached to this joint proxy statement/prospectus as Annex A.

Completion of the Merger requires, among other things, the separate approvals of both the Acuren stockholders and the NV5 stockholders. To obtain the required stockholder approvals, Acuren and NV5 will each hold special meetings of their respective stockholders in connection with the Merger.

At the Acuren Meeting, the Acuren stockholders will be asked to vote to approve the Acuren Stock Issuance Proposal, the Acuren Annual Meeting Proposals and the Acuren Adjournment Proposal. Approval of each of the Acuren Stock Issuance Proposal, the Acuren Annual Meeting Proposals and the Acuren Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of Acuren Common Stock and Acuren Preferred Stock, voting together as a single class, present in person or represented by proxy and entitled to vote thereon at the Acuren Meeting, provided a quorum is present.

At the NV5 Special Meeting, NV5 stockholders will be asked to vote on the NV5 Merger Proposal, the NV5 Merger Compensation Proposal, and the NV5 Adjournment Proposal. Approval of the NV5 Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of NV5 Common Stock entitled to vote on such proposal. Approval of the NV5 Merger Compensation Proposal, on a non-binding advisory basis, and the NV5 Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of shares of NV5 Common Stock present in person or represented by proxy and entitled to vote thereon, provided there is a quorum present.

The Merger cannot be completed without the approval of the Acuren Stock Issuance Proposal and the NV5 Merger Proposal. The approval of the NV5 Merger Compensation Proposal and the Acuren Annual Meeting Proposals is not a condition to the closing of the Merger or otherwise required to effectuate the Merger.

This joint proxy statement/prospectus, which you should read carefully, contains important information about the Merger, the Acuren Stock Issuance, the Acuren Annual Meeting Proposals, the NV5 Merger Proposal, the NV5 Merger Compensation Proposal, and other matters being considered at the Acuren Meeting and the NV5 Special Meeting.

Q:     When and where is the Acuren Meeting?

A:     The Acuren Meeting will be held on July 31, 2025 at 9:30 a.m., Eastern Time. The Acuren Meeting will be a virtual meeting conducted via live audio webcast, which you can attend by visiting www.virtualshareholdermeeting.com/TIC2025. You will not be able to attend the Acuren Meeting physically. You may participate, vote and examine Acuren’s stockholder list at the Acuren Meeting by visiting www.virtualshareholdermeeting.com/TIC2025 and using the control number found on your proxy card or in the instructions that accompanied your proxy materials.

Q:     When and where is the NV5 Special Meeting?

A:     The NV5 Special Meeting will be held on July 31, 2025, at 11:00 a.m., Eastern Time. The NV5 Special Meeting will be a virtual meeting conducted via live audio webcast, which you can attend by visiting meetnow.global/MKC7CXD. You will not be able to attend the NV5 Special Meeting physically. You may participate, vote and examine NV5’s stockholder list at the NV5 Special Meeting by visiting meetnow.global/MKC7CXD and using the control number found on your proxy card or in the instructions that accompanied your proxy materials.

Q:     What will NV5 stockholders receive for their shares of NV5 Common Stock in the Merger?

A:     At the First Effective Time, subject to certain exceptions described below, each issued and outstanding share of NV5 Common Stock, will be exchanged for the right to receive (A) a number of validly issued shares of Acuren Common Stock equal to the Exchange Ratio (as defined below)(the “Per-Share Share Consideration”); and (B) ten dollars ($10.00) in cash, without interest (the “Per-Share Cash Consideration” and, together with the Per-Share Share Consideration, the “Merger Consideration”).

The Exchange Ratio means the quotient obtained by dividing (i) $13.00 by (ii) the VWAP of Acuren Common Stock for the 10 full consecutive trading days ending on and including the business day prior to the Closing (the “Acuren Closing VWAP” and such quotient, the “Exchange Ratio”); provided, however, that (i) if the Acuren Closing VWAP is greater than or equal to $11.65, then the Exchange Ratio shall be equal to 1.1157 shares of Acuren Common Stock or (ii) if the Acuren Closing VWAP is less than or equal to $9.53, then the Exchange Ratio shall be equal to 1.3636 shares of Acuren Common Stock. See “Summary — Effect of the Merger; Merger Consideration” for a table illustrating the impact of the Acuren Closing VWAP on the Per-Share Share Consideration to be received as part of the Merger Consideration and the implied value per share of NV5 Common Stock over a range of assumed Acuren Closing VWAPs.

Excluded Shares will be automatically cancelled and cease to exist and no consideration will be delivered in exchange for such shares of NV5 Common Stock and each Appraisal Share will be automatically cancelled and cease to exist and each holder of an Appraisal Share shall cease to have any rights with respect thereto, except the right to appraisal of the fair value of such Appraisal Share in accordance with Section 262 of the DGCL.

For additional information regarding the consideration to be received in the Merger, please see “The Merger — Effects of the Merger; Merger Consideration.”

Q:     If I am a NV5 stockholder, how will I receive the Merger Consideration to which I am entitled?

A:     If you are a holder of certificates that represent the Converted Shares (which are referred to herein as “NV5 Common Stock certificates”), a notice advising you of the effectiveness of the First Merger and a letter of transmittal and instructions for the surrender of your NV5 Common Stock certificates will be mailed to you as soon as practicable after the First Effective Time. After receiving proper documentation from you, the exchange agent will send to you (i) a statement reflecting the aggregate whole number of shares of Acuren Common Stock (which will be in uncertificated book-entry form) that you have a right to receive pursuant to the Merger Agreement and (ii) a check in the amount equal to the applicable aggregate Per-Share Cash Consideration plus the cash payable in lieu of any fractional shares of Acuren Common Stock issuable to you as part of the Merger Consideration.

If you are a holder of book-entry shares representing the Converted Shares (which are referred to herein as “NV5 book-entry shares”) which are held through The Depository Trust Company (“DTC”), the exchange agent will transmit to the DTC or its nominees as soon as reasonably practicable on or after the Closing date, the Merger Consideration and cash in lieu of any fractional shares of Acuren Common Stock issuable as part of the Merger Consideration, in each case, that the DTC has the right to receive.

If you are a holder of record of NV5 book-entry shares which are not held through the DTC, the exchange agent will deliver to you, as soon as practicable after the First Effective Time, (i) a notice advising you of the effectiveness of the First Merger, (ii) a statement reflecting the aggregate whole number of shares of Acuren Common Stock (which will be in uncertificated book-entry form) that you have a right to receive pursuant to the Merger Agreement and (iii) a check in the amount equal to the applicable aggregate cash consideration plus the cash payable in lieu of any fractional shares of Acuren Common Stock issuable to you as part of the Merger Consideration.

No interest will be paid or accrued on any amount payable for shares of NV5 Common Stock eligible to receive the Merger Consideration pursuant to the Merger Agreement.

For additional information on the exchange of NV5 Common Stock for the Merger Consideration, see the section entitled “The Merger Agreement — Exchange and Payment Procedures.”

Q:     When is the Merger expected to be completed?

A:     Subject to the satisfaction or waiver of the Closing conditions described under the section entitled “The Merger Agreement — Conditions to Completion of the Merger”, including the approval of the Acuren Stock Issuance Proposal by Acuren stockholders and the approval of the NV5 Merger Proposal by NV5 stockholders, the Merger is expected to be completed in the second half of 2025. However, neither NV5 nor Acuren can predict the actual date on which the Merger will be completed, or if the Merger will be completed at all, because completion of the Merger is subject to conditions and factors outside the control of both companies. Acuren and NV5 hope to complete the Merger as soon as reasonably practicable. See also the section entitled “The Merger Agreement— Efforts to Close the Merger, HSR and Other Regulatory Approvals”.

Q:     What will holders of NV5 Equity Awards receive in the Merger?

A:     The Merger Agreement provides that, at the First Effective Time, each outstanding NV5 restricted stock award (each a “NV5 RSA”), except the NV5 Executive RSAs (as defined below), that remains unvested at the First Effective Time will be cancelled and replaced with the grant by Acuren of a restricted stock award (each a “Replacement RSA Award”), on similar terms and conditions as was applicable to such NV5 RSA. The number of shares of Acuren Common Stock subject to such Replacement RSA Award will be determined by multiplying the number of shares of NV5 Common Stock subject to an NV5 RSA immediately prior to the First Effective Time by the sum of (i) the Exchange Ratio and (ii) the quotient obtained by dividing the Per-Share Cash Consideration by the Acuren Closing VWAP and rounding to the nearest whole number of shares.

In addition, each outstanding (i) NV5 RSA granted to certain of the NV5 directors, executive officers and employees and (ii) NV5 restricted stock unit held by certain members of the NV5 Board which vest upon a change of control pursuant to their terms ((i) and (ii) collectively, the “NV5 Executive RSAs”), will vest in full immediately prior to the First Effective Time and, by virtue of the Closing, such NV5 Executive RSAs will be canceled and be converted into the right to receive, at the First Effective Time, the Merger Consideration with respect to each share of NV5 Common Stock subject to such NV5 Executive RSA.

For additional information on the treatment of NV5 Equity Awards, please see “The Merger — Interests of NV5’s Executive Officers and Non-Employee Directors in the Merger — Treatment of NV5 Equity Awards in the Merger.”

Q:     How will Acuren stockholders be affected by the Merger?

A:     Upon completion of the Merger, each Acuren stockholder will hold the same number of shares of Acuren Common Stock that such stockholder held immediately prior to completion of the Merger. As a result of the Merger, Acuren stockholders would own shares in a larger company with more assets. However, because Acuren will be issuing additional shares of Acuren Common Stock to NV5 stockholders in exchange for their shares of NV5 Common Stock in connection with the Merger, each outstanding share of Acuren Common Stock issued and outstanding immediately prior to the Merger will represent a smaller percentage of the aggregate number of shares of Acuren Common Stock issued and outstanding after the Merger.

Q:     Who would own Acuren immediately following the Merger?

A:     Following the Closing, based on the number of shares of Acuren Common Stock outstanding as of the date of the Merger Agreement, Acuren’s existing stockholders would own approximately 60% of the issued and outstanding shares of the combined company and NV5’s existing stockholders would own approximately 40% of the issued and outstanding shares of the combined company, in each case on a fully diluted basis.

The exact equity stake of NV5 stockholders in Acuren immediately following the First Effective Time will depend on the number of shares of Acuren Common Stock and shares of NV5 Common Stock issued and outstanding immediately prior to the First Effective Time and the final Exchange Ratio.

Q:     What will be the composition of the Acuren Board following the completion of the Merger?

A:     Prior to, and conditioned upon the occurrence of, the Second Effective Time, the Acuren Board will increase the size of the Acuren Board to eleven members to consist of: (i) the current directors of Acuren (assuming such directors are re-elected at the Acuren Meeting), and (ii) three directors designated by NV5, which designees will consist of Dickerson C. Wright, NV5’s Executive Chairman, Ben Heraud, NV5’s Chief Executive Officer and one director to be designated by NV5 which is reasonably acceptable to Acuren and independent of both NV5 and Acuren (collectively, the “NV5 Designees”).

Q:     How important is my vote?

A:     Your vote “FOR” each proposal presented at the Acuren Meeting and NV5 Special Meeting is very important and you are encouraged to submit a proxy as soon as possible. The Merger cannot be completed without the approval of the Acuren Stock Issuance Proposal and the NV5 Merger Proposal. The approval of the NV5 Merger Compensation Proposal, the NV5 Adjournment Proposal, the Acuren Annual Meeting Proposals and the Acuren Adjournment Proposal is not a condition to the closing of the Merger or otherwise required to effectuate the Merger.

Q:     What vote is required to approve the various proposals at the special meetings?

A:     Acuren.    Approval of the Acuren Stock Issuance Proposal requires the affirmative vote of a majority of votes cast by the holders of the shares of Acuren Common Stock and Acuren Preferred Stock, voting together as a single class, present in person or represented by proxy at the Acuren Meeting, provided a quorum is present. Approval of each of the Acuren Annual Meeting Proposals and the Acuren Adjournment Proposal require the affirmative vote of a majority of votes cast by the holders of the shares of Acuren Common Stock and Acuren Preferred Stock, voting together as a single class, present in person or represented by proxy at the Acuren Meeting, provided a quorum is present. Accordingly, an Acuren stockholder’s failure to vote by proxy, or an abstention from voting, and a broker non-vote will have no effect on the outcome of the Acuren Stock Issuance Proposal, the Acuren Annual Meeting Proposals or the Acuren Adjournment Proposal. If an Acuren stockholder fails to return their proxy card, fails to submit their proxy by telephone or online, or fails to instruct their broker, bank or other nominee how to vote, their shares of Acuren will not be counted for purposes of determining whether a quorum is present at the Acuren Meeting. However, if a quorum is present, the failure of an Acuren stockholder to submit a proxy or vote at the Acuren Meeting, abstentions from voting and broker non-votes will have no effect on the outcome of the Acuren Stock Issuance Proposal. For the avoidance of doubt, the approval of the Acuren Annual Meeting Proposals is not a condition to the Closing or otherwise required to effectuate the Merger.

NV5.    Approval of the NV5 Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of NV5 Common Stock entitled to vote on the NV5 Merger Proposal. Accordingly, a NV5 stockholder’s abstention from voting, a broker non-vote, the failure of a NV5 stockholder to vote or the failure of a NV5 stockholder to submit a proxy will have the same effect as a vote “AGAINST” the NV5 Merger Proposal. Approval of the NV5 Merger Compensation Proposal, on a non-binding advisory basis requires a majority of the votes properly cast for this proposal, provided that a quorum is present. Accordingly, a NV5 stockholder’s abstention from voting, a broker non-vote or the failure of a NV5 stockholder to vote will have no effect on the outcome of the NV5 Merger Compensation Proposal. Approval of the NV5 Adjournment Proposal requires a majority of the votes cast for this proposal, provided that a quorum is present. Accordingly, a NV5 stockholder’s abstention from voting, a broker non-vote or the failure of a NV5 stockholder to vote (including the failure of a NV5 stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have no effect on the NV5 Adjournment Proposal. For the avoidance of doubt, the approval of the NV5 Merger Compensation Proposal is not a condition to the closing of the Merger or otherwise required to effectuate the Merger.

Q:     How do the Acuren Board and the NV5 Board recommend that I vote?

A:     The Acuren Board unanimously recommends that Acuren stockholders vote (i) “FOR” the Acuren Stock Issuance Proposal, (ii) “FOR” each of the director nominees named in this joint proxy statement/prospectus, (iii) “FOR” the Auditor Ratification Proposal, (iv) “FOR” the ESPP Proposal and (v) “FOR” the Acuren Adjournment Proposal. For additional information regarding how the Acuren Board recommends Acuren stockholders vote, see the section entitled “The Merger — Recommendation of the Acuren Board and Reasons for the Merger.”

Contemporaneously with the execution of the Merger Agreement, certain of Acuren’s stockholders entered into the Acuren Support Agreements pursuant to which, among other things and subject to the terms and conditions therein, each agreed to vote all shares of Acuren Common Stock and Acuren Preferred Stock beneficially owned by such stockholders at the time of the stockholder vote in favor of the Acuren Stock Issuance Proposal. Collectively, as of the date of the Merger Agreement, these Acuren stockholders held approximately 44.7% of the outstanding voting power of Acuren Common Stock and Acuren Preferred Stock. For further information, please see the section entitled “Certain Agreements Relating to The Merger — Acuren Voting Support Agreements.”

The NV5 Board recommends that NV5 stockholders vote (i) “FOR” the NV5 Merger Proposal, (ii) “FOR” the NV5 Merger Compensation Proposal, and (iii) “FOR” the NV5 Adjournment Proposal. For additional information regarding how the NV5 Board recommends that NV5 stockholders vote, see the section entitled “The Merger — Recommendation of the NV5 Board and Reasons for the Merger.”

Contemporaneously with the execution of the Merger Agreement, certain of NV5’s stockholders which hold shares of NV5 Common Stock entered into the NV5 Support Agreements pursuant to which, among other things and subject to the terms and conditions therein, each agreed to vote all shares of NV5 capital stock beneficially owned by such stockholders at the time of the stockholder vote in favor of the NV5 Merger Proposal. Collectively, as of the date of the Merger Agreement, these stockholders held approximately 16.7% of the outstanding shares of NV5 Common Stock. For further information, please see the section entitled “Certain Agreements Relating to The Merger — NV5 Voting Support Agreements.”

Q:     Will the shares of Acuren Common Stock received at the time of completion of the First Merger be traded on an exchange?

A:     Yes. It is a condition to the consummation of the Merger that the shares of Acuren Common Stock issuable pursuant to the Merger be authorized for listing on the NYSE, upon official notice of issuance. NV5 Common Stock currently trades on NASDAQ under the stock symbol “NVEE.” When the Merger is completed, the NV5 Common Stock will cease to be traded on NASDAQ and will be deregistered under the Exchange Act.

Q:     What are the material U.S. federal income tax consequences of the Merger to NV5 stockholders?

A:     Assuming that the Merger is completed as currently contemplated, Acuren and NV5 intend for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Please see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” for a more detailed discussion of the U.S. federal income tax consequences of the Merger to U.S. holders (as defined in such section).

Q:     What happens if the requisite stockholder approvals are not obtained or the Merger is not completed?

A:     If the NV5 Merger Proposal is not approved by the NV5 stockholders, the Acuren Stock Issuance Proposal is not approved by Acuren stockholders or the Merger is not completed for any other reason, NV5 stockholders will not receive any shares of Acuren Common Stock or any payment for shares of NV5 Common Stock they own. Instead, NV5 will remain an independent public company, NV5 Common Stock will continue to be listed and traded on the NASDAQ and registered under the Exchange Act and NV5 will continue to file periodic reports with the SEC.

Under specified circumstances, NV5 or Acuren may be required to pay a termination fee upon or subsequent to termination of the Merger Agreement, as described in “The Merger Agreement — Expenses and Termination Fees Relating to the Termination of the Merger Agreement.”

Q:     Who can vote at, and what are the record dates of, each of the Acuren Meeting and the NV5 Special Meeting?

A:     All Acuren stockholders who hold shares of Acuren Common Stock or Acuren Preferred Stock at the close of business on June 30, 2025, the record date for the Acuren Meeting (the “Acuren Record Date”), are entitled to receive notice of, and to vote at, the Acuren Meeting.

All NV5 stockholders who hold shares of NV5 Common Stock at the close of business on June 30, 2025, the record date for the NV5 Special Meeting (the “NV5 Record Date”), are entitled to receive notice of, and to vote at, the NV5 Special Meeting.

Q:     How many votes may I cast?

A:     Each outstanding share of Acuren Common Stock and Acuren Preferred Stock entitles its holder of record to one vote on each matter to be considered at the Acuren Meeting. The Acuren stockholders of record on the Acuren Record Date are the only Acuren stockholders that are entitled to receive notice of, and to vote at, the Acuren Meeting and any adjournments or postponements thereof.

Each outstanding share of NV5 Common Stock entitles its holder of record to one vote on each matter to be considered at the NV5 Special Meeting. The NV5 stockholders of record on the NV5 Record Date are the only NV5 stockholders that are entitled to receive notice of, and to vote at, the NV5 Special Meeting or any adjournments or postponements thereof.

Q:     What constitutes a quorum at each of the Acuren Meeting and the NV5 Special Meeting?

A:     In order for business to be conducted at the Acuren Meeting and NV5 Special Meeting, a quorum must be present.

A quorum at the Acuren Meeting constitutes the holders of a majority of the voting power of the Acuren stock entitled to vote at the meeting, present in person or represented by proxy at the Acuren Meeting. If you submit a properly executed proxy card, even if you do not vote for the proposal or vote to “abstain” in respect of the proposal, your shares of Acuren Common Stock will be counted for purposes of calculating whether a quorum is present for the transaction of business at the Acuren Meeting.

The holders of a majority of the shares of NV5 Common Stock entitled to vote at the NV5 special meeting must be present or represented at the NV5 special meeting by proxy in order to constitute a quorum. If you submit a properly executed proxy card, even if you do not vote for the proposals or vote to “abstain” in respect of the proposals, your shares of NV5 Common Stock will be counted for purposes of calculating whether a quorum is present for the transaction of business at the NV5 Special Meeting.

Q:     What do I need to do now?

A:     After you have carefully read and considered the information contained in or incorporated by reference into this joint proxy statement/prospectus, please submit your proxy in accordance with the instructions set forth on the applicable enclosed proxy card, or complete, sign, date, and return the applicable enclosed proxy card in the self-addressed, stamped envelope provided as soon as possible so that your shares will be represented and voted at the Acuren Meeting or the NV5 Special Meeting, as applicable.

For additional information on voting procedures, please see “Acuren Meeting” and “NV5 Special Meeting.”

Q:     How will my proxy be voted?

A:     If you submit your proxy via the internet, by telephone, or by completing, signing, dating, and returning the applicable enclosed proxy card or voting instruction form provided by your bank/broker, your proxy will be voted in accordance with your instructions.

For additional information on voting procedures, please see “Acuren Meeting” and “NV5 Special Meeting.”

Q:     Who will count the votes?

A:     The votes at the Acuren Meeting will be tabulated and certified by the inspector of elections appointed by the Acuren Board.

The votes at the NV5 Special Meeting will be tabulated and certified by the inspector of elections appointed by the NV5 Board.

Q:     May I vote at the special meeting?

A:     Yes. If you are an Acuren stockholder of record on the Acuren Record Date, or a NV5 stockholder of record on the NV5 Record Date, you may attend the Acuren Meeting or NV5 Special Meeting, respectively, and vote your shares electronically, in lieu of submitting your proxy by internet, by telephone, or by completing, signing, dating, and returning the applicable enclosed proxy card. Please note that attendance alone at the Acuren Meeting or the NV5 Special Meeting, as applicable, will not cause the voting of your shares; you must affirmatively vote the proxy card or meeting ballot provided.

If you are a beneficial owner of shares of NV5 Common Stock, you are also invited to attend the NV5 Special Meeting. However, because you are not the NV5 stockholder of record, you may not vote your shares in person at the NV5 Special Meeting, respectively, unless you request and obtain a “legal proxy” issued in your own name from your bank, broker or other nominee.

If you are an Acuren stockholder, you are entitled to participate in the Acuren Meeting if you were an Acuren stockholder as of the close of business on June 30, 2025, the record date, or hold a valid proxy for the meeting. To participate in the Acuren Meeting, including to vote, Acuren stockholders of record must access the meeting website at www.virtualshareholdermeeting.com/TIC2025 and enter the 16-digit control number found on the proxy card provided to you with this joint proxy statement/prospectus, or that is set forth within the body of the email sent to you with the link to this joint proxy statement/prospectus. If your shares of Acuren Common Stock are held in street name and your voting instruction form indicates that you may vote those shares through the www.virtualshareholdermeeting.com/TIC2025 website, then you may access, participate in, and vote at the Acuren Meeting with the 16-digit control number indicated on that voting instruction form. Otherwise, if you cannot locate your control number, Acuren stockholders who hold their shares of Acuren Common Stock in street name should contact their bank, broker, or other nominee (preferably at least five days before the Acuren Meeting) and obtain their 16-digit control number in order to be able to attend, participate in, or vote at the Acuren Meeting.

If you appoint a non-management proxy holder, please make sure he or she is aware and ensure he or she will attend and submit a vote on your behalf at the applicable special meeting, with the proper authority from you, for your vote to count.

Q:     How do I attend my special meeting?

A:     Acuren stockholders will only be able to attend the Acuren Meeting virtually via live audio webcast, which can be accessed by visiting www.virtualshareholdermeeting.com/TIC2025. An Acuren stockholder may participate, vote and examine Acuren’s stockholder list at the Acuren Meeting by visiting www.virtualshareholdermeeting.com/TIC2025 and using the control number found on such stockholder’s proxy card or in the instructions that accompanied your proxy materials.

NV5 stockholders will only be able to attend the NV5 Special Meeting virtually via live audio webcast, which can be accessed by visiting meetnow.global/MKC7CXD. A NV5 stockholder may participate, vote and examine NV5’s stockholder list at the NV5 Special Meeting by visiting meetnow.global/MKC7CXD and using the control number found on such stockholder’s proxy card or in the instructions that accompanied your proxy materials.

For additional information on attending the Acuren Meeting and the NV5 Special Meeting, please see “Acuren Meeting” and “NV5 Special Meeting.”

Q:     What should I do if I receive more than one set of voting materials for the Acuren Meeting or the NV5 Special Meeting?

A:     You may receive more than one set of voting materials for the Acuren Meeting, the NV5 Special Meeting, or both, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction forms. For example, if you hold your shares of Acuren Common Stock or your shares of NV5 Common Stock in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please submit each separate proxy or voting instruction form that you receive by following the instructions set forth in each separate proxy or voting instruction form. If you fail to submit each separate proxy or voting instruction form that you receive, not all of your shares will be voted.

Q:     What is the difference between holding shares of record and holding shares as a beneficial owner of shares of Acuren Common Stock or NV5 Common Stock?

A:     If your shares of Acuren Common Stock are registered directly in your name with Acuren’s transfer agent, Computershare Trust Company, N.A. (“Computershare”), or your shares of NV5 Common Stock are registered directly in your name with NV5’s transfer agent, which is also Computershare, you are considered, with respect to those shares, to be the stockholder of record. If you are a stockholder of record, then this joint proxy statement/prospectus and your proxy card have been sent directly to you by Acuren or NV5, as applicable.

If your shares of Acuren Common Stock or NV5 Common Stock are held through a bank, broker or other nominee, you are considered, with respect to those shares, the beneficial owner, and those shares are held in “street name” by your bank, broker or other nominee. In that case, this joint proxy statement/prospectus has been forwarded to you by your bank, broker or other nominee. As the beneficial owner, you have the right to direct your bank, broker or other nominee how to vote your shares by following their instructions for voting, and you are also invited to attend the Acuren Meeting or the NV5 Special Meeting, as applicable. However, because you are not the stockholder of record, you may not vote your shares of NV5 Common Stock, as applicable, at the applicable special meeting unless you request and obtain a “legal proxy” issued in your own name from your bank, broker or other nominee.

Q:    If my shares of Acuren Common Stock or NV5 Common Stock are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote my shares for me?

A:     No. If your shares of Acuren Common Stock or NV5 Common Stock are held in the name of a bank, broker or other nominee, you will receive separate instructions from your bank, broker or other nominee describing how to vote your shares. The availability of internet or telephonic voting will depend on the nominee’s voting process. Please check with your bank, broker or other nominee and follow the voting procedures provided by your bank, broker or other nominee on your voting instruction form.

You should instruct your bank, broker or other nominee how to vote your shares of Acuren Common Stock or NV5 Common Stock, as applicable. A so-called “broker non-vote” results when banks, brokers and other nominees return a valid proxy but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such shares.

Acuren Proposals

Under the current applicable rules, brokers, banks or other nominees do not have discretionary authority to vote on the Acuren Stock Issuance Proposal, the Director Election Proposal, the ESPP Proposal and the Acuren Adjournment Proposal. Therefore, if you fail to provide your broker, bank or other nominee with instructions on how to vote your shares with respect to the Acuren Stock Issuance Proposal, your shares will be counted as broker non-votes. If there are any broker non-votes, they will have no effect on the Acuren Stock Issuance Proposal, the Director Election Proposal, the ESPP Proposal and the Acuren Adjournment Proposal. Brokers have the authority to vote shares for which their customers do not provide voting instructions on certain “routine” matters and, accordingly, may vote absent instructions with respect to the Auditor Ratification Proposal

NV5 Proposals

NV5 does not expect any broker non-votes at the NV5 Special Meeting because the rules applicable to banks, brokers and other nominees only provide brokers with discretionary authority to vote on proposals that are considered routine, whereas each of the proposals to be presented at the NV5 Special Meeting are considered non-routine. As a result, no broker will be permitted to vote your shares of NV5 Common Stock at the NV5 Special Meeting without receiving instructions. Failure to instruct your broker on how to vote your shares will have the same effect as a vote “AGAINST” the NV5 Merger Proposal and no effect on the other NV5 Proposals.

For additional information on voting procedures, please see “Acuren Meeting” and “NV5 Special Meeting.”

Q:     What do I do if I am an Acuren stockholder and I want to revoke my proxy?

A:     Acuren stockholders may revoke a proxy before the voting polls are closed at the Acuren Meeting, by the following methods:

•        giving written notice to the Acuren Corporate Secretary;

•        delivering a valid, later-dated proxy, or a later-dated vote by telephone or on the internet, in a timely manner; or

•        attending and voting virtually at the Acuren Meeting.

Beneficial owners of shares of Acuren Common Stock may submit new voting instructions by contacting their broker, bank or other holder of record.

For additional information, please see “Acuren Meeting.”

Q:     What do I do if I am a NV5 stockholder and I want to revoke my proxy?

A:     NV5 stockholders may revoke a proxy before it is exercised by:

•        giving written notice to the NV5 Corporate Secretary;

•        delivering a valid, later-dated proxy, or a later-dated vote by telephone or on the internet, in a timely manner; or

•        attending and voting virtually at the NV5 Special Meeting.

Beneficial owners of shares of NV5 Common Stock may submit new voting instructions by contacting their broker, bank or other holder of record.

For additional information, please see “NV5 Special Meeting.”

Q:     Are there any risks that I should consider as an Acuren stockholder or NV5 stockholder in deciding how to vote?

A:     Yes. You should read and carefully consider the risks set forth in “Risk Factors.” You also should read and carefully consider the risk factors of NV5 contained in the documents that are attached to and incorporated by reference into this joint proxy statement/prospectus.

Q:     What happens if I sell or otherwise transfer my shares of Acuren Common Stock before the Acuren Meeting?

A:     The Acuren Record Date is prior to the date of the Acuren Meeting. If you sell or otherwise transfer your shares of Acuren Common Stock after the Acuren Record Date but before the Acuren Meeting, unless special arrangements are made between you and the person to whom you transfer your shares of Acuren Common Stock (such as provision of a proxy), you will retain your right to vote such shares at the Acuren Meeting but will otherwise transfer ownership of and the economic interest in your shares of Acuren Common Stock.

Q:     What happens if I sell or otherwise transfer my shares of NV5 Common Stock before the NV5 Special Meeting?

A:     The NV5 Record Date is prior to the date of the NV5 Special Meeting. If you sell or otherwise transfer your shares of NV5 Common Stock after the NV5 Record Date but before the NV5 Special Meeting, unless special arrangements (such as provision of a proxy) are made between you and the person to whom you transfer your shares of NV5 Common Stock, you will retain your right to vote such shares at the NV5 Special Meeting but will otherwise transfer ownership of and the economic interest in your shares of NV5 Common Stock.

Q:     What happens if I sell or otherwise transfer my shares of NV5 Common Stock before the completion of the Merger?

A:     Only NV5 stockholders as of immediately prior to the First Effective Time will become entitled to receive the Merger Consideration. If you sell your shares of NV5 Common Stock prior to the First Merger, you will not become entitled to receive the Merger Consideration by virtue of the Merger.

Q:     Do any of the officers or directors of NV5 have interests in the Merger that may differ from or be in addition to my interests as a NV5 stockholder?

A:     In considering the recommendations of the NV5 Board of Directors, NV5 stockholders should be aware that NV5’s directors and executive officers have interests in the Merger that are different from, or in addition to, their interests as NV5 stockholders. These interests may include, among others, the payment of severance benefits and acceleration of outstanding NV5 equity awards upon certain terminations of employment or service, and the surviving company’s agreement to indemnify NV5 directors and officers against certain claims and liabilities. These interests are described in more detail in the section entitled “The Merger — Interests of NV5’s Executive Officers and Non-Employee Directors in the Merger.” The NV5 Board was aware of and considered these potential interests, among other matters, in evaluating and negotiating the Merger Agreement and the transactions contemplated therein, in approving the Merger and in recommending the approval of the NV5 Merger Proposal and the NV5 Merger Compensation Proposal. See “The Merger — Background of the Merger” and “The Merger — Recommendation of the NV5 Board and Reasons for the Merger.”

Q:     Do any of the officers or directors of Acuren have interests in the Merger that may differ from or be in addition to my interests as an Acuren stockholder?

A:     Other than with respect to continued service for, employment by and the right to continued indemnification by Acuren, as of the date of this joint proxy statement/prospectus, Acuren directors and executive officers do not have interests in the Merger that are different from, or in addition to, the interests of other Acuren stockholders generally. See the section entitled “The Merger — Interests of Certain Acuren Directors and Executive Officers in the Merger.”

Q:     If I am an Acuren stockholder and I oppose the Acuren Stock Issuance Proposal or if I am a NV5 stockholder and I oppose the NV5 Merger Proposal or the NV5 Merger Compensation Proposal, but all such proposals are approved, what are my rights?

A:     Under Delaware law, Acuren stockholders are not entitled to dissenters’ or appraisal rights in connection with the issuance of shares of Acuren Common Stock as contemplated by the Merger Agreement. Acuren stockholders may vote against the Acuren Stock Issuance Proposal if they do not favor such proposal.

NV5 stockholders are entitled to appraisal rights under Section 262 of the DGCL if they oppose the NV5 Merger Proposal, provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL. NV5 Common Stock held by stockholders that do not vote for approval of the Merger and make a demand for appraisal in accordance with the DGCL will not be converted into Acuren Common Stock, but will be converted into the right to receive, from the combined company, consideration determined in accordance with Delaware law.

For more information regarding dissenters’ or appraisal rights, please see “The Merger — Appraisal Rights and Dissenters’ Rights.”

Q:     Where can I find voting results of the Acuren Meeting and the NV5 Special Meeting?

A:     Acuren and NV5 intend to announce their respective preliminary voting results at each of the respective special meetings and disclose their respective final voting results in Current Reports on Form 8-K that will be filed with the SEC following each special meeting. All reports that Acuren and NV5 file with the SEC are publicly available when filed. Please see “Where You Can Find More Information.”

Q:     How can I find more information about Acuren and NV5?

A:     You can find more information about Acuren and NV5 from various sources described in “Where You Can Find More Information.”

Q:     Who can answer any questions I may have about the Acuren Meeting, the NV5 Special Meeting or the transactions contemplated by the Merger Agreement, including the Merger and the Acuren Stock Issuance?

A:     If you have any questions about the Acuren Meeting, the NV5 Special Meeting, the Merger, the proposals to be voted on at the special meetings, how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus or documents incorporated by reference herein, the applicable enclosed proxy card or voting instructions, you should contact:

For Acuren stockholders:	For NV5 stockholders:

Investor Relations

Acuren Corporation

14434 Medical Complex Drive, Suite 100

Tomball, Texas 77377

(281) 404-9600

Email: ir@acuren.com

Georgeson LLC

Call Toll Free: (888) 686-8750

Email: AcurenProxy@georgeson.com

Investor Relations NV5 Global, Inc. 200 South Park Road, Suite 350 Hollywood, FL 33021 (954) 495-2112 Georgeson LLC Call Toll Free: (888) 686-8987 Email: NV5Proxy@Georgeson.com

SUMMARY

The following summary highlights selected information described in more detail elsewhere in this joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus and may not contain all the information that may be important to you. To understand the Merger and the matters being voted on by Acuren and NV5 stockholders at their respective special meetings more fully, and to obtain a more complete description of the legal terms of the Merger Agreement and the agreements related thereto, you should carefully read this entire document, including the annexes and the documents incorporated herein and to which Acuren and NV5 refer you. Each item in this summary includes a page reference directing you to a more complete description of that topic. See “Where You Can Find More Information.”

The Parties

Acuren Corporation

Acuren is a leading provider of critical asset integrity services. Acuren operates primarily in North America serving a broad range of industrial markets, most notably chemical, pipeline, refinery, power generation, oilsands, automotive, aerospace, mining, manufacturing, renewable energy, and pulp and paper. Acuren provides these essential and often compliance-mandated services in the industrial space and is focused on the recurring maintenance needs of its customers. The work Acuren does fits in the service category referred to as Testing, Inspection, Certification, and Compliance (TICC) including Nondestructive Testing (NDT) in the field and laboratory and in-lab destructive testing capabilities.

Acuren is a Delaware corporation with its principal executive offices located at 14434 Medical Complex Drive, Suite 100, Tomball, Texas 77377. Acuren’s telephone number is (800) 218-7450. Shares of Acuren Common Stock are listed for trading on the NYSE under the symbol “TIC.” Additional information about Acuren and its subsidiaries can be found in this joint proxy statement/prospectus under the section entitled “Acuren’s Business.”

NV5 Global, Inc.

NV5 is a leading provider of tech-enabled engineering, testing, inspection, and consulting solutions for the built environment. NV5 specializes in engineering design, asset management, and geospatial data analytics to support infrastructure resilience and building systems performance throughout the entire asset lifecycle. NV5 operates out of more than 100 offices nationwide and abroad. NV5’s principal executive offices are located at 200 South Park Road, Suite 350, Hollywood, FL 33021. Its telephone number is (954) 495-2112. Shares of NV5’s Common Stock are traded on the NASDAQ under the symbol “NVEE.” Additional information about NV5 and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See also “Where You Can Find More Information.”

Ryder Merger Sub I, Inc.

Merger Sub I is a Delaware corporation that was incorporated for the sole purpose of effecting the Merger. In the First Merger, Merger Sub I will merge with and into NV5, with NV5 surviving such merger as a direct, wholly owned subsidiary of Acuren, and the separate corporate existence of Merger Sub I will cease.

Merger Sub I’s principal executive office is located at c/o Acuren Corporation, 14434 Medical Complex Drive, Suite 100, Tomball, Texas 77377 and its telephone number is (800) 218-7450.

Ryder Merger Sub II, Inc.

Merger Sub II is a Delaware corporation that was formed for the sole purpose of effecting the Merger. In the Second Merger, NV5, as the Initial Surviving Corporation following the First Merger, will merge with and into Merger Sub II, with Merger Sub II continuing its existence as the Surviving Entity following the Second Merger as the Final Surviving Corporation and as a direct wholly owned subsidiary of Acuren, and the separate existence of NV5 will cease.

Merger Sub II’s principal executive office is located at c/o Acuren Corporation, 14434 Medical Complex Drive, Suite 100, Tomball, Texas 77377 and its telephone number is (800) 218-7450.

Acuren Meeting (see page 57)

The Acuren Meeting will be held virtually on July 31, 2025 at 9:30 a.m., Eastern Time. The Acuren Meeting is being held in order to vote on:

•        the Acuren Stock Issuance Proposal;

•        the Director Election Proposal;

•        the Auditor Ratification Proposal;

•        the ESPP Proposal; and

•        the Acuren Adjournment Proposal.

The Merger cannot be completed unless the Acuren Stock Issuance Proposal is approved by Acuren’s stockholders. The following voting requirements will be in effect for the Acuren Stock Issuance Proposal, each of the Annual Meeting Proposals and the Acuren Adjournment Proposal described in this joint proxy statement/prospectus:

•        Proposal 1.    Approval of the Acuren Stock Issuance Proposal requires the affirmative vote of a majority of votes cast by the holders of the shares of Acuren Common Stock and Acuren Preferred Stock, voting together as a single class, present in person or represented by proxy at the Acuren Meeting, provided a quorum is present.

•        Proposal 2.    Approval of the Director Election Proposal requires the affirmative vote of a majority of votes cast by the holders of the shares of Acuren Common Stock and Acuren Preferred Stock, voting together as a single class, present in person or represented by proxy at the Acuren Meeting, provided a quorum is present.

•        Proposal 3.    Approval of the Auditor Ratification Proposal requires the affirmative vote of a majority of votes cast by the holders of the shares of Acuren Common Stock and Acuren Preferred Stock, voting together as a single class, present in person or represented by proxy at the Acuren Meeting, provided a quorum is present.

•        Proposal 4.    Approval of the ESPP Proposal requires the affirmative vote of a majority of votes cast by the holders of the shares of Acuren Common Stock and Acuren Preferred Stock, voting together as a single class, present in person or represented by proxy at the Acuren Meeting, provided a quorum is present.

•        Proposal 5.    Approval of the Acuren Adjournment Proposal requires the affirmative vote of a majority of votes cast by the holders of the shares of Acuren Common Stock and Acuren Preferred Stock, voting together as a single class, present in person or represented by proxy at the Acuren Meeting, provided a quorum is present.

Acuren’s Board has fixed the close of business on June 30, 2025 as the Acuren Record Date for the Acuren Meeting. Only holders of record of the issued and outstanding shares of Acuren Common Stock and Acuren Preferred Stock at the close of business on the Acuren Record Date for the Acuren Meeting are entitled to vote at the Acuren Meeting or any adjournments thereof.

As of the close of business on the Acuren Record Date, there were 121,476,215 shares of Acuren Common Stock issued and outstanding and 1,000,000 shares of Acuren Preferred Stock issued and outstanding. Each holder of shares of Acuren Common Stock and Acuren Preferred Stock is entitled to one vote, in person or by proxy, for each share of Acuren Common Stock and Acuren Preferred Stock held by such holder on all matters properly brought before the Acuren Meeting.

NV5 Special Meeting (see page 77)

The NV5 Special Meeting will be held virtually on July 31, 2025, at 11:00 a.m., Eastern Time. The NV5 Special Meeting is being held in order to vote on:

•        the NV5 Merger Proposal;

•        the NV5 Merger Compensation Proposal; and

•        the NV5 Adjournment Proposal.

The Merger cannot be completed unless the NV5 Merger Proposal is approved by NV5’s stockholders. The following voting requirements will be in effect for each NV5 Proposal described in this joint proxy statement/prospectus:

•        Proposal 1.    Approval of the NV5 Merger Proposal, in accordance with the NV5 Certificate of Incorporation, the NV5 Bylaws and the DGCL, requires that the holders of a majority of the outstanding shares of NV5 Common Stock entitled to vote thereon cast a vote “FOR” the NV5 Merger Proposal at a duly held meeting at which a quorum is present (in person or represented by proxy).

•        Proposal 2.    Approval of the NV5 Merger Compensation Proposal requires more votes to be cast “FOR” than “AGAINST” the NV5 Merger Compensation Proposal at a duly held meeting at which a quorum is present (in person or represented by proxy).

•        Proposal 3.    Approval of the NV5 Adjournment Proposal requires more votes to be cast “FOR” than “AGAINST” the NV5 Adjournment Proposal at a duly held meeting at which a quorum is present (in person or represented by proxy).

NV5’s Board has fixed the close of business on June 30, 2025 as the NV5 Record Date for the NV5 Special Meeting. Only holders of record of the issued and outstanding shares of NV5 Common Stock at the close of business on the NV5 Record Date for the NV5 Special Meeting are entitled to vote at the NV5 Special Meeting or any adjournments thereof.

As of the close of business on the NV5 Record Date, there were approximately 67,031,608 shares of NV5 Common Stock issued and outstanding. Each holder of shares of NV5 Common Stock is entitled to one vote, in person or by proxy, for each share of NV5 Common Stock held by such holder on all matters properly brought before the NV5 Special Meeting.

The Merger (see page 86)

Upon satisfaction or waiver of the conditions to closing in the Merger Agreement, (i) Merger Sub I will merge with and into NV5, with NV5 surviving such merger as the Initial Surviving Corporation, and then (ii) NV5 will merge with and into Merger Sub II with Merger Sub II surviving the Second Merger as the Final Surviving Corporation and as a direct wholly owned subsidiary of Acuren.

Recommendation of the Acuren Board and Reasons for the Merger (see page 97)

On May 14, 2025, the Acuren Board unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Acuren Stock Issuance, (ii) determined the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Acuren Stock Issuance, are fair to, and in the best interests of, Acuren and its stockholders, and (iii) resolved to recommend that the holders of Acuren Common Stock approve the Acuren Stock Issuance. The Acuren Board unanimously recommends that Acuren stockholders vote “FOR” the Acuren Stock Issuance Proposal. The Acuren Board also unanimously recommends that Acuren stockholders vote “FOR” each of the director nominees in the Director Election Proposal, “FOR” the Auditor Ratification Proposal, “FOR” the ESPP Proposal and “FOR” the Acuren Adjournment Proposal.

For additional information on the recommendation of the Acuren Board and the Acuren Board’s reasons for the Merger, please see “The Merger — Recommendation of the Acuren Board and Reasons for the Merger.”

Recommendation of the NV5 Board and Reasons for the Merger (see page 100)

On May 14, 2025, after carefully considering a variety of factors relating to the Merger, the NV5 Board adopted resolutions (i) determining that the Merger Agreement and the Merger, are fair to and in the best interests of NV5 and its stockholders; (ii) approving, adopting and declaring advisable the Merger Agreement and the Merger; (iii) directing that the Merger Agreement be submitted to a vote at a meeting of NV5’s stockholders; and (iv) recommending approval of the Merger Agreement by NV5’s stockholders. For more information on NV5’s reasons for the Merger and the recommendation of the NV5 Board, please see the section of this joint proxy statement/prospectus entitled “The Merger — Recommendation of the NV5 Board and Reasons for the Merger.”

Opinion of Baird (see page 109 and Annex D)

On May 14, 2025, Robert W. Baird & Co. Incorporated, which we refer to as Baird, verbally rendered its opinion to the Special Committee of the NV5 Board (the “NV5 Special Committee”) and to the NV5 Board (which was subsequently confirmed in writing by delivery of Baird’s written opinion addressed to the NV5 Special Committee and the NV5 Board dated May 14, 2025), as to the fairness, from a financial point of view, to the holders of NV5 Common Stock, other than Excluded Shares or Appraisal Shares, of the Merger Consideration to be received by such stockholders in the Merger.

Baird’s opinion was directed to the NV5 Special Committee and the NV5 Board (in their respective capacities as such) and only addressed the fairness, from a financial point of view, to the holders of NV5 Common Stock (other than Excluded Shares or Appraisal Shares) of the Merger Consideration to be received by such stockholders in the Merger and did not address any other aspect or implication of the Merger or any other agreement, arrangement or understanding. The summary of Baird’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex D to this joint proxy statement/prospectus and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Baird in connection with the preparation of its opinion. However, neither Baird’s opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the NV5 Special Committee, the NV5 Board, any security holder of NV5 or any other person as to how to act or vote or act with respect to any matter relating to the Merger or make any election with respect to the Merger. For additional information, see the section entitled “The Merger — Opinion of Baird” beginning on page 109 and the full text of the written opinion of Baird attached as Annex D of this joint proxy statement/prospectus.

The opinion does not speak as of the time the Merger will be completed or as of any date other than the date of such opinion. Therefore, such opinion will not address the fairness of the Merger Consideration from a financial point of view at the time the Merger is completed.

Interests of NV5’s Executive Officers and Non-Employee Directors in the Merger (see page 117)

In considering the recommendation of the NV5 Board that NV5’s stockholders vote to approve the NV5 Merger Proposal, the Merger, and the NV5 Merger Compensation Proposal, NV5’s stockholders should be aware that, aside from their interests as NV5 stockholders, NV5’s directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of NV5’s stockholders generally. The NV5 Board was aware of and considered these potential interests, among other matters, in evaluating and negotiating the Merger Agreement and the transactions contemplated therein, in approving the First Merger and in recommending the approval of the NV5 Merger Proposal and the NV5 Merger Compensation Proposal. These interests are described in more detail in the section entitled “The Merger — Interests of NV5’s Executive Officers and Non-Employee Directors in the Merger.”

Interests of Certain Acuren Directors and Executive Officers in the Merger (see page 119)

Other than with respect to continued service for, employment by and the right to continued indemnification by Acuren, as of the date of this joint proxy statement/prospectus, Acuren directors and executive officers do not have interests in the Merger that are different from, or in addition to, the interests of other Acuren stockholders generally. These interests are described in more detail in the section entitled “The Merger — Interests of Certain Acuren Directors and Executive Officers in the Merger.”

Board of Directors and Management of Acuren Following Completion of the Merger (see page 119)

The Merger Agreement provides at the First Effective Time that (i) each member of the NV5 Board will resign from office and appoint each director of Merger Sub I as a director of the Final Surviving Corporation, and (ii) except as may be determined by Acuren prior to the closing of the Merger, each officer of NV5 immediately prior to the First Effective Time will continue to serve in his or her respective office as an officer of the Final Surviving Corporation. As of the Second Effective Time, (i) each member of the Merger Sub I board of directors will continue as a director of the Surviving Entity and (ii) except as may be determined by Acuren prior to the Closing, each officer of Merger Sub I will continue to serve in his or her respective office as an officer of the Surviving Entity.

Additionally, the Merger Agreement provides that prior to, and conditioned upon the occurrence of, the Second Effective Time, the Acuren Board will increase the size of the Board to eleven members, (i) eight of whom will be the current directors of Acuren, which includes Sir Martin E. Franklin, Robert A. E. Franklin, Talman B. Pizzey, Antoinette C. Bush, Rory Cullinan, Elizabeth Meloy Hepding, Peter A. Hochfelder and James E. Lillie, assuming they are all re-elected at the Acuren Meeting, and (ii) three of whom will be designated by NV5, which designees will include Dickerson Wright, Ben Heraud and one of whom will be reasonably acceptable to Acuren and independent of both NV5 and Acuren.

Accounting Treatment of the Merger (see page 119)

Acuren and NV5 prepare their respective financial statements in accordance with GAAP. The accounting guidance for business combinations requires the use of the acquisition method of accounting for the Merger, which requires the determination of the acquirer, the purchase price, the acquisition date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill, if any. Acuren will be treated as the acquirer for accounting purposes. Acuren is the entity paying cash and issuing the equity of the combined company. The composition of the management team and, thereby, the overall decision-making power of the combined company, will be more heavily weighted by Acuren executives. Additionally, the legacy Acuren headquarters in Tomball, Texas will remain the headquarters of the combined company. Each of these factors holds significant strategic implications for the combined company and, when combined with the inapplicability or relative neutrality of all other indicators considered, results in the conclusion that Acuren is the accounting acquirer.

Appraisal Rights and Dissenters’ Rights (see page 121)

Acuren

Under the DGCL, as well as the governing documents of Acuren, Acuren stockholders are not entitled to dissenters’ or appraisal rights in connection with the Acuren Stock Issuance as contemplated by the Merger Agreement.

NV5

NV5 stockholders are entitled to appraisal rights under Section 262 of the DGCL, provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL. NV5 stockholders that do not vote for approval of the Merger and make a demand for appraisal in accordance with the DGCL will not be entitled to the Merger Consideration but will be entitled to the right to receive from the combined company consideration determined in accordance with Delaware law.

Regulatory Approvals (see page 120)

Antitrust Clearance

The completion of the Merger is subject to antitrust review in the United States. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules promulgated thereunder, the Merger cannot be completed until the parties to the Merger Agreement have given notification and furnished information to the Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”),

and until the applicable waiting period has expired or has been terminated. The Merger is also subject to approval under certain foreign direct investment laws and regulations, including the foreign direct investment laws of Italy, the United Kingdom and France.

At any time before or after consummation of the Merger, the FTC or the DOJ, or any state, could take such action under antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the Merger or seeking the divestiture of substantial assets of Acuren or NV5 or their respective subsidiaries. Private parties may also seek to take legal action under antitrust laws under certain circumstances.

Securities and Exchange Commission

In connection with the Acuren Stock Issuance Proposal, Acuren has filed a registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part, that must be declared effective by the SEC and pursuant to which the issuance of shares of Acuren Common Stock issuable as Merger Consideration in the First Merger will be registered with the SEC.

New York Stock Exchange

The completion of the Merger is subject to approval for listing of the shares of Acuren Common Stock issuable pursuant to the Merger on the NYSE, subject to official notice of issuance.

The Merger Agreement (see page 128)

Completion of the Merger (see page 129)

Unless the parties agree otherwise in writing, the Closing will take place no later than five business days following the satisfaction or, to the extent permitted by applicable law, waiver, of the last of the conditions to Closing (other than any condition that by its nature is to be satisfied at the Closing, but subject to the satisfaction or waiver of any such condition); provided, that the Closing will not occur prior to the end of the NV5 Go-Shop Period, which expires on July 14, 2025.

At the Closing, NV5 will file with the Secretary of State of the State of Delaware a certificate of merger for the First Merger, and the First Merger will become effective at such time or such later time as Acuren and NV5 may agree and specify in the certificate of merger for the First Merger (the time the First Merger becomes effective, the “First Effective Time”). As promptly as practicable after the First Effective Time, Merger Sub II will file with the Secretary of State of the State of Delaware a certificate of merger for the Second Merger, and the Second Merger will become effective at such time or such later time as Acuren and NV5 may agree and specify in the certificate of merger for the Second Merger (the time the Second Merger becomes effective, the “Second Effective Time”).

Acuren and NV5 currently expect to complete the Merger in the second half of 2025, subject to the receipt of the required Acuren stockholder approval and NV5 stockholder approval, regulatory approvals and the satisfaction or waiver of the other conditions to the Merger, in each case, as set forth in the Merger Agreement and described below under “— Conditions to Completion of the Merger.”

Effect of the Merger; Merger Consideration

At the First Effective Time:

(i)     Excluded Shares will be automatically cancelled and cease to exist and no consideration will be delivered in exchange for such shares of NV5 Common Stock; and

(ii)    Converted Shares will be exchanged for the right to receive (A) a number of validly issued shares of Acuren Common Stock equal to the Exchange Ratio (as defined below) (the “Per-Share Share Consideration”); and (B) $10.00 in cash, without interest (the “Per-Share Cash Consideration” and, together with the Per-Share Share Consideration, the “Merger Consideration”).

The Exchange Ratio means the quotient obtained by dividing (i) $13.00 by (ii) the volume weighted average price of Acuren Common Stock for the ten (10) full consecutive trading days ending on and including the business day prior to the Closing (the “Acuren Closing VWAP”); provided, however, that (i) if the Acuren Closing

VWAP is greater than or equal to $11.65, then the Exchange Ratio shall be equal to 1.1157 shares of Acuren Common Stock, or (ii) if the Acuren Closing VWAP is less than or equal to $9.53, then the Exchange Ratio shall be equal to 1.3636 shares of Acuren Common Stock.

At the First Effective Time, each Appraisal Share will be automatically cancelled and cease to exist and each holder of an Appraisal Share will cease to have any rights with respect thereto, except the right to appraisal of the fair value of such Appraisal Share in accordance with Section 262 of the DGCL; provided, however, that if any such holder fails to perfect or otherwise waives, withdraws or loses the right to appraisal under Section 262 of the DGCL for such Appraisal Share, (i) the right of such holder to appraisal of the fair value of such Appraisal Share will cease and such Appraisal Share will cease to be an Appraisal Share and (ii) such Appraisal Share will be treated for all purposes as a Converted Share.

Below is a table illustrating the Per-Share Share Consideration to be received as part of the Merger Consideration, the Per-Share Cash Consideration, and the implied value per share of NV5 Common Stock over a range of hypothetical Acuren Closing VWAP’s.

	Acuren Closing VWAP
Acuren Closing VWAP	$9.00	$9.53	$10.00	$10.593	$11.00	$11.65	$12.00

Exchange Ratio	1.3636	1.3636	1.3000	1.2272	1.1818	1.1157	1.1157
Per-Share Share Consideration	$12.27	$13.00	$13.00	$13.00	$13.00	$13.00	$13.39
Per-Share Cash Consideration	$10.00	$10.00	$10.00	$10.00	$10.00	$10.00	$10.00
Implied Value per Share of NV5 Common Stock	$22.27	$23.00	$23.00	$23.00	$23.00	$23.00	$23.39

Treatment of NV5 Equity Awards in the Merger

The Merger Agreement provides that, at the First Effective Time, each outstanding NV5 RSA, except the NV5 Executive RSAs, that remain unvested at the First Effective Time will be cancelled and replaced with the grant of a Replacement RSA Award, on similar terms and conditions as was applicable to such NV5 RSA. The number of shares of Acuren Common Stock subject to such Replacement RSA Award will be determined by multiplying the number of shares of NV5 Common Stock subject to an NV5 RSA immediately prior to the First Effective Time by the sum of (i) the Exchange Ratio, and (ii) the quotient obtained by dividing the Per-Share Cash Consideration by the Acuren Closing VWAP, rounding to the nearest whole number of shares.

In addition, each NV5 Executive RSA that is outstanding immediately prior to the First Effective Time and remains unvested at the First Effective Time will vest in full immediately prior to the First Effective Time and, by virtue of the closing, such NV5 Executive RSA will be canceled and be converted into the right to receive, at the First Effective Time, the Merger Consideration with respect to each share of NV5 Common Stock subject to such NV5 Executive RSA.

No Solicitation; Changes in Recommendation (see page 141)

During the period beginning on May 14, 2025 and continuing until 11:59 p.m. (Eastern Time) on July 14, 2025 (the “NV5 Go-Shop Period”), NV5 and its subsidiaries and their representatives will have the right to: (i) solicit, initiate, facilitate or encourage the submission of an NV5 Alternative Acquisition Proposal (as defined below), including by way of furnishing non-public information and other access to any person pursuant to (but only pursuant to) an Acceptable Confidentiality Agreement (as defined in the section entitled the “Merger Agreement”) with such person; provided, that NV5 will provide to Acuren, substantially concurrently when provided to any such other person, material non-public information with respect to NV5 or any of the NV5 subsidiaries furnished to such person that was not previously furnished to Acuren; and (ii) engage in, enter into or otherwise participate in any discussions or negotiations related to any NV5 Alternative Acquisition Proposal with any “persons” or “group” (within the meaning of Section 13(d) under the Exchange Act). Subject to certain exceptions, the Merger Agreement limits Acuren’s and NV5’s (in the case of NV5, following the end of the NV5 Go-Shop Period), ability to solicit or engage in discussions with any person with respect to an Acuren Alternative Acquisition Proposal or an NV5 Alternative Acquisition Proposal, enter into an NV5 Alternative Acquisition Agreement or an Acuren Alternative Acquisition Agreement, or effect an NV5 Change of Recommendation or an Acuren Change of Recommendation (each as defined in “The Merger Agreement — No Solicitation; Changes in Recommendation”), as applicable.

For a more detailed discussion of no-solicitation restrictions on Acuren and NV5 and the ability of their boards of directors to consider other proposals, please see “The Merger Agreement — No Solicitation; Changes in Recommendation.”

Conditions to Completion of the Merger (see page 155)

The obligations of Acuren and NV5 to consummate the Merger is subject to the satisfaction (or waiver by all parties, to the extent permissible under applicable laws) of the following mutual conditions:

•        receipt of the Acuren stockholder approval and the NV5 stockholder approval;

•        the shares of Acuren Common Stock to be issued pursuant to the First Merger will have been authorized for listing on New York Stock Exchange, subject to official notice of issuance;

•        no law, whether preliminary, temporary or permanent, will be in effect that prevents, makes illegal or prohibits the Merger, the Acuren Stock Issuance or any other transaction contemplated by the Merger Agreement, and there will be no lawsuit, dispute or other similar proceeding initiated by a governmental authority pending that seeks to prevent, make illegal or prohibit the Merger, the Acuren Stock Issuance or any other transaction contemplated by the Merger Agreement;

•        the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, filed by Acuren in connection with the issuance of shares of Acuren Common Stock in the First Merger will have been declared effective by the SEC under the Securities Act and will not be the subject of any stop order; and

•        the waiting period (and any extension of such period) under the HSR Act applicable to the transactions contemplated by the Merger Agreement will have expired or otherwise been terminated and all consents and filings required under any applicable antitrust law or any laws requiring foreign investment clearance to consummate the transactions contemplated hereby, will have been obtained or made.

The obligation of Acuren, Merger Sub I and Merger Sub II to consummate the Closing is also subject to the satisfaction, or waiver by Acuren, of the following additional conditions:

•        the accuracy of all representations and warranties (except where such failure to be accurate would not, individually or in the aggregate, result in a material adverse effect to NV5 or its subsidiaries) of NV5 set forth in the Merger Agreement (with certain limited exceptions), subject to the materiality standards set forth in the Merger Agreement, as of May 14, 2025 and as of the Closing (except to the extent such representations and warranties speak as of a specified date or period of time, in which case such representations and warranties will be true and correct as of such date or period of time), and Acuren’s receipt of an officer’s certificate from NV5 to that effect;

•        performance of, or compliance with, in all material respects all agreements and covenants required to be performed or complied with pursuant to the Merger Agreement by NV5 prior to the First Effective Time, and Acuren’s receipt of an officer’s certificate from NV5 to that effect; and

•        no material adverse effect with respect to NV5 or any of its subsidiaries will have occurred that is continuing.

The obligation of NV5 to consummate the Closing is also subject to the satisfaction, or waiver by NV5, of the following additional conditions:

•        the accuracy of all representations and warranties of Acuren set forth in the Merger Agreement, subject to the materiality standards set forth in the Merger Agreement, as of May 14, 2025 and as of the closing (except to the extent such representations and warranties speak as of a specified date or period of time, in which case such representations and warranties will be true and correct as of such date or period of time), and NV5’s receipt of an officer’s certificate from Acuren to that effect;

•        performance of, or compliance with, in all material respects, all agreements and covenants under the Merger Agreement required to be performed or complied with by Acuren prior to the First Effective Time, and NV5’s receipt of an officer’s certificate from Acuren to that effect;

•        no material adverse effect with respect to Acuren or any of its subsidiaries will have occurred since May 14, 2025 that is continuing; and

•        receipt of an opinion from Greenberg Traurig, P.A., regarding the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

As further discussed under the section entitled “Risk Factors,” neither Acuren nor NV5 can be certain when, or if, the conditions to the Merger will be satisfied or waived, or that the Merger will be completed.

Delisting and Deregistration of NV5 Common Stock (see page 121)

Shares of NV5 Common Stock currently trade on the NASDAQ under the stock symbol “NVEE.” When the First Merger is completed, the NV5 Common Stock will cease to be traded on the NASDAQ and will be deregistered under the Exchange Act.

Termination of the Merger Agreement (see page 157)

Acuren and NV5 may mutually agree in writing to terminate the Merger Agreement before consummating the First Merger, even after approval of the Acuren Stock Issuance Proposal by the Acuren stockholders and of the NV5 Merger Proposal by the NV5 stockholders has been obtained.

In addition, either Acuren or NV5 may terminate the Merger Agreement if:

•        any governmental entity having jurisdiction over any party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the merger and such order, decree, ruling or injunction or other action shall have become final and non-appealable, or if there shall be adopted any law that permanently makes consummation of the Merger illegal or otherwise permanently prohibited; provided, however, that the right to terminate the Merger Agreement under this bullet shall not be available to any party whose failure to fulfill any covenant or agreement pursuant to the Merger Agreement has been the primary cause of or resulted in the action or event described in this bullet occurring;

•        the consummation of the merger has not occurred on or before October 3, 2025 (the “Outside Date”); provided that if all of the conditions to Closing, other than the HSR approval and any other applicable antitrust laws or any laws requiring foreign investment clearance to consummate the transactions contemplated by the Merger Agreement, have been satisfied or waived or are capable of being satisfied at such time (other than those conditions that by their nature are to be satisfied at the Closing), the Outside Date will be automatically extended to November 3, 2025; provided further that the right to terminate the Merger Agreement under this bullet shall not be available to any party whose failure to fulfill any covenant or agreement pursuant to the Merger Agreement has been the primary cause of or resulted in the failure of the Merger to occur on or before such date;

•        the other party has caused a Terminable Breach (as defined in the Merger Agreement); provided, however, that the terminating party is not then in terminable breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement; or

•        the approval of the NV5 Merger Proposal by the NV5 stockholders shall not have been obtained upon a vote at a duly held NV5 Special Meeting; or the approval of the Acuren Stock Issuance Proposal by the Acuren stockholders shall not have been obtained upon a vote at a duly held Acuren Meeting.

In addition, the Merger Agreement may be terminated under the following circumstances:

•        by Acuren, prior to, but not after, the time the NV5 stockholders approve the NV5 Merger Proposal, if the NV5 Board or a committee thereof has effected a NV5 Change of Recommendation;

•        by NV5, prior to, but not after, the time the Acuren stockholders approve the Acuren Stock Issuance Proposal, if the Acuren Board or a committee thereof has effected an Acuren Change of Recommendation;

•        by NV5, prior to, but not after the time the NV5 stockholders approve the NV5 Merger Proposal, if (i) NV5 has received a NV5 Superior Proposal (as defined in the Merger Agreement) and (ii) the NV5 Board has authorized NV5 to enter into a NV5 Alternative Acquisition Agreement (as defined in the Merger Agreement) to consummate the transaction contemplated by such NV5 Superior Proposal, subject to compliance with the no-solicitation provisions described above; provided that such termination will not be effective unless NV5 has paid to Acuren the Termination Fee (as defined below) prior to or concurrently with such termination; and

•        by NV5, if Acuren has not obtained the Debt Financing and consummated the Closing by the 5th business day following NV5’s confirmation in writing to Acuren that all Closing conditions have been satisfied or waived.

Expenses and Termination Fees Relating to the Termination of the Merger Agreement (see page 158)

Termination Fees Payable by Acuren

The Merger Agreement requires Acuren to pay NV5 a Termination Fee of $48,552,038 (the “Termination Fee”) if:

•        NV5 terminates the Merger Agreement following an Acuren Change of Recommendation, as described in the section entitled “The Merger Agreement — Termination of the Merger Agreement”;

•        NV5 terminates the Merger Agreement for Acuren’s failure to obtain the Debt Financing and consummate the Closing by the 5th business day following satisfaction or waiver of all closing conditions; or

•        either party terminates the Merger Agreement because the Acuren stockholder approval is not obtained and (i) on or before the date of any such termination an Acuren Alternative Acquisition Proposal will have been publicly announced or publicly disclosed and not publicly withdrawn without qualification at least five business days prior to the Acuren Meeting and (ii) within 12 months after the date of such termination, Acuren enters into a definitive agreement with respect to an Acuren Alternative Acquisition Proposal (or publicly approves or recommends to the Acuren stockholders or otherwise does not oppose, in the case of a tender or exchange offer, an Acuren Alternative Acquisition Proposal) or consummates an Acuren Alternative Acquisition Proposal (defined for the purpose of this clause (ii) with all references to 20% in the definition of Acuren Alternative Acquisition Proposal being replaced with “more than 50%”).

In no event will NV5 be entitled to receive more than one payment of the Termination Fee.

Termination Fees Payable by NV5

The Merger Agreement requires NV5 to pay Acuren the Termination Fee if:

•        Acuren terminates the Merger Agreement following a NV5 Change of Recommendation or NV5 terminates the Merger Agreement to enter into an NV5 Alternative Acquisition Agreement to consummate the transaction contemplated by an NV5 Superior Proposal, as described in the section entitled “The Merger Agreement — Termination of the Merger Agreement”; provided that if Acuren or NV5 terminates the Merger Agreement as described above and NV5 enters into an NV5 Alternative Acquisition Agreement (i) with any person prior to the expiration of the NV5 Go-Shop Period, or (ii) with any party that had submitted an NV5 alternative acquisition proposal during the NV5 Go-Shop Period, the Termination Fee will be $24,276,019; and

•        either party terminates the Merger Agreement because the required NV5 stockholder approval is not obtained, and (i) on or before the date of any such termination, a NV5 Alternative Acquisition Proposal will have been publicly announced or publicly disclosed and not publicly withdrawn without qualification at least five business days prior to the NV5 Special Meeting, and (ii) within 12 months after the date of such termination, NV5 enters into a definitive agreement with respect to a NV5 Alternative Acquisition Proposal (or publicly approves or recommends to the NV5 stockholders or otherwise does not oppose, in the case of a tender or exchange offer, a NV5 Alternative Acquisition Proposal) or consummates a NV5 Alternative Acquisition Proposal (defined for the purpose of this clause (ii) with all references to 20% in the definition of NV5 Alternative Acquisition Proposal being replaced with “more than 50%”).

In no event will Acuren be entitled to receive more than one payment of the Termination Fee.

Expenses

Each of Acuren and NV5 will pay its own expenses incident to preparing for, entering into and carrying out the Merger Agreement and the consummation of the transactions contemplated thereby, whether or not the Merger is consummated, except that all filing fees paid in respect of the filings under the HSR Act and other applicable antitrust laws in connection with the Merger will be borne equally by Acuren and NV5.

Remedies (see page 159)

In addition to any other remedy that may be available to each party under the terms of the Merger Agreement, at law or in equity, including monetary damages, prior to the termination of the Merger Agreement, each party will be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches or threatened breaches of the Merger Agreement. In addition, NV5 will be entitled to specific performance to consummate the Closing in certain circumstances.

Certain Agreements Relating to the Merger (see page 160)

NV5 Voting Support Agreements

In connection with the execution of the Merger Agreement, on May 14, 2025, Dickerson Wright and Cercano Management LLC, stockholders of NV5 collectively holding approximately 16.7% of NV5 Common Stock, entered into voting support agreements with Acuren (the “NV5 Voting Agreements”) with respect to the voting of NV5 Common Stock. The NV5 Voting Agreements are described in more detail in “Certain Agreements Relating to the Merger.”

Acuren Voting Support Agreements

In connection with the execution of the Merger Agreement, on May 14, 2025, Mariposa Acquisition IX, LLC and certain entities managed by Viking Global Investors LP, stockholders of Acuren collectively holding approximately 44.7% of Acuren Common Stock, entered into voting support agreements with NV5 (the “Acuren Voting Agreements”) with respect to the voting of Acuren Common Stock and Acuren Preferred Stock. The Acuren Voting Agreements are described in more detail in “Certain Agreements Relating to the Merger.”

Debt Commitment Letter

In connection with the execution of the Merger Agreement, on May 14, 2025, Acuren entered into a debt commitment letter (the “Debt Commitment Letter”), pursuant to which certain financial institutions (the “Lenders”) have committed to provide Acuren with debt financing in an aggregate principal amount of $875.0 million. The Debt Commitment Letter is described in more detail in “Certain Agreements Relating to the Merger.”

Material U.S. Federal Income Tax Consequences of the Merger (see page 162)

Assuming that the Merger is completed as currently contemplated, Acuren and NV5 intend for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If the Merger qualifies as a reorganization, then a U.S. holder (as defined in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger”) generally should not recognize any realized loss but should recognize any realized gain as a result of the Merger equal to the lesser of (i) the excess, if any, of (A) the sum of the fair market value of Acuren Common Stock (including any fractional share of Acuren Common Stock deemed received and redeemed for cash) and the amount of cash consideration (excluding the amount of any cash in lieu of a fractional share of Acuren Common Stock) received by such U.S. holder pursuant to the Merger over (B) such U.S. holder’s adjusted tax basis in the NV5 Common Stock surrendered pursuant to the Merger, and (ii) the amount of cash consideration (excluding the amount of any cash in lieu of a fractional share of Acuren Common Stock) received by such U.S. holder pursuant to the Merger. Please see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” for a more detailed discussion of the U.S. federal income tax consequences of the Merger to U.S. holders.

Comparison of Stockholder Rights (see page 186)

NV5 stockholders receiving Acuren Common Stock in connection with the Merger will have different rights once they become Acuren stockholders due to differences between the governing documents of Acuren and NV5. These differences are described in more detail in “Comparison of Stockholder Rights.”

Risk Factors Summary (see page 30)

Before voting at the Acuren Meeting or the NV5 Special Meeting, you should carefully consider all of the information contained in or incorporated by reference into this joint proxy statement/prospectus, including the specific risk factors under the heading “Risk Factors” beginning on page 30 of this joint proxy statement/prospectus. Below is a summary of the principal factors:

Risks Factors Relating to the Merger

•        The Merger Consideration to be paid to NV5 stockholders is a combination of cash and shares of Acuren Common Stock based on the Exchange Ratio.

•        Although the NV5 Board formed the NV5 Special Committee to report its findings and recommendations to the NV5 Board in respect of its review, consideration and evaluation of Acuren’s offer and to determine conclusively whether to recommend to the NV5 Board that it recommend the offer to NV5’s stockholders, the results of such evaluation were inconclusive.

•        Acuren stockholders and NV5 stockholders will have reduced ownership in the combined company.

•        The Merger is subject to certain conditions to the obligations of both Acuren and NV5 to complete the Merger.

•        The Merger is subject to certain regulatory approvals.

•        Uncertainties associated with the Merger may cause the loss of key employees of Acuren and NV5.

•        The business relationships of Acuren and NV5 may be disrupted due to uncertainty associated with the Merger.

•        The Merger Agreement subjects Acuren and NV5 to restrictions on their respective business activities prior to the First Effective Time.

•        NV5 directors and executive officers have interests in the Merger that may differ from the interests of NV5 stockholders generally.

•        The Merger Agreement limits Acuren’s and NV5’s respective ability to pursue alternatives to the Merger.

•        Each of Acuren and NV5 are required to pay a termination fee in certain circumstances.

•        Failure to complete the Merger may negatively impact Acuren’s or NV5’s stock price and may have a material adverse effect on their results of operations, cash flows and financial position.

•        The shares of Acuren Common Stock have different rights than shares of NV5 Common Stock.

•        Completion of the Merger may trigger change in control or other provisions in certain agreements to which NV5 is a party, including NV5’s existing credit facility.

•        Acuren and NV5 are expected to incur significant transaction costs.

•        Litigation relating to the Merger could result in an injunction preventing the completion of the Merger.

•        If the Merger does not qualify as a reorganization, there may be adverse tax consequences.

Risk Factors Relating to the Combined Company Following the Merger

•        The combined company may be unable to integrate the business of Acuren and NV5 successfully or realize the anticipated benefits.

•        The market price of Acuren Common Stock may decline as a result of the Merger.

•        Acuren’s indebtedness will increase upon completion of the Merger.

•        The unaudited pro forma financial information included in this joint proxy statement/prospectus are based on preliminary estimates and assumptions and the actual results may differ materially.

•        The financial forecasts are based on various assumptions that may not be realized.

•        The possible synergies attributable to the Merger may vary from expectations.

•        The Merger may result in loss of customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners and may result in the termination of existing contracts.

•        Acuren’s governing documents designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings.

Other Risk Factors Relating to Acuren

Risks Related to Acuren’s Business and Industry

•        Acuren’s revenues are heavily dependent on certain industries.

•        Demand for Acuren’s services is related to global oil supply, existing oil and gas refining sites and other factors.

•        Acuren operates in competitive markets and if it cannot compete, its business and results of operations could be materially and adversely affected.

•        Serious safety incidents may result from use of RAT solutions.

•        Acuren’s businesses success depends on our ability to adopt new, and expand our current, asset integrity solutions.

•        Acuren’s ongoing investments in new client markets involve significant risks.

•        If Acuren is not able to implement commercially competitive services in a timely manner, client requirements, competitive pressures and technology trends, its business and results of operations could be materially and adversely affected.

•        Acuren’s unionized workforce and related obligations could adversely affect its operations.

•        Acuren cannot assure that it will be successful in hiring or retaining members of a skilled technical workforce.

•        If Acuren fails to maintain a safe work environment, it may incur losses and lose business.

•        Acuren cannot assure that it will be successful in maintaining or renewing its contracts with its clients.

•        Acuren’s earnings for future periods may be impacted by impairment charges for goodwill and intangible assets.

•        The loss or unavailability of any of Acuren’s executive officers or key personnel could materially affect it.

•        Acuren’s business strategy of acquiring companies and making investments that complement its existing businesses could be unsuccessful.

•        Acuren may experience inflationary pressures in its operating costs and cost overruns on its projects and services.

•        Natural disasters, industrial accidents, epidemics, war and acts of terrorism, and other adverse weather conditions could disrupt Acuren’s business.

•        Acuren is and may become subject to periodic litigation.

•        Acuren’s insurance coverage will not fully indemnify it against certain claims or losses.

•        Demand for Acuren’s business could be materially affected by governmental regulation.

•        Hedging against interest rate exposure may adversely affect Acuren’s earnings, limit Acuren’s gains or result in losses.

•        Growing use of artificial intelligence (“AI”) in Acuren’s business has challenges that, if not properly managed could result in harm to its brand, reputation, business or customers, and adversely affect its results of operations.

•        Currency translation risk may have a material impact on Acuren’s results of operations.

Risks Related to Acuren’s Regulation

•        Acuren’s failure to comply with the requirements and regulations of the International Traffic and Arms Regulation and the Occupational Safety and Health Administration could affect its financial condition and results of operations.

•        Unsatisfactory safety performance may subject Acuren to penalties and negatively impact Acuren’s business.

•        Changes to laws and regulations that Acuren is subject to may result in additional costs.

•        If Acuren’s intellectual property rights are unenforceable or become obsolete, or if new intellectual property rights held by a third party become the only or preferred way to perform services it offers, Acuren’s competitive position could be adversely impacted.

•        Acuren’s business depends upon the maintenance of its proprietary technologies and information.

•        Acuren’s operations and properties are subject to extensive environmental, health and safety regulations.

•        Interruptions in the proper functioning of Acuren’s information systems could adversely affect its business.

•        Acuren’s business is subject to risks arising from climate change.

Risks Related to Acuren’s Finances and Indebtedness

•        Acuren’s indebtedness may limit its ability to borrow additional funds or capitalize on business opportunities.

•        Acuren’s Credit Facility includes certain covenants and limitations on its operations.

•        Acuren may incur substantial additional indebtedness, which could exacerbate the risks that it may face.

•        Acuren may need additional capital in the future and may not be able to access it on favorable terms, or at all.

•        Acuren’s financial results are based, in part, upon estimates and assumptions that may differ from actual results.

•        If Acuren fails to establish and maintain an effective system of internal controls, it may not be able to report its financial results accurately and timely.

•        If Acuren is unable to remediate the material weaknesses in its internal control over financial reporting, it may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect its business and stock price.

•        Acuren is an emerging growth company. If the Merger is consummated, Acuren will no longer be able to take advantage of reduced reporting requirements.

Risks Related to Ownership of Acuren’s Securities

•        Acuren may be required to issue additional shares of Acuren Common Stock pursuant to the terms of the Acuren Preferred Stock, which could result in dilution to existing stockholders.

•        Acuren’s current directors may allocate their time to other businesses leading to potential conflicts of interest.

•        Acuren does not currently intend to pay dividends on Acuren Common Stock.

•        Investors may not be able to realize returns on your investment in Acuren’s securities within a reasonable period.

•        Acuren may issue additional series of preferred stock and the terms of such preferred stock may reduce the value of its existing securities.

•        There is no guarantee that the Warrants will be in the money at the time they are exercisable, and, if the Warrants are exercised, Acuren will be required to issue additional shares of Acuren Common Stock.

•        The Warrants may be mandatorily redeemed at a time that may be disadvantageous to the holder.

Other Risk Factors Relating to NV5

Please see the risks described in NV5’s Annual Report on Form 10-K (as amended) which is incorporated by reference into this joint proxy statement/prospectus.

Emerging Growth Company

Acuren is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find Acuren’s securities less attractive as a result, there may be a less active trading market for its securities and the prices of its securities may be more volatile.

Further, Section 102(b) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act are required to comply with the new or revised financial accounting standards). The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Acuren has elected to opt out of such extended transition period. As a result, Acuren will adopt new or revised accounting standards on the same timeline as other public companies, and Acuren will not be able to revoke such election. This may make comparison of Acuren’s financial statements with certain other public companies that are taking advantage of the extended transition period difficult or impossible because of the potential differences in accounting standards used.

MARKET PRICE AND DIVIDEND INFORMATION

The Acuren Common Stock is listed on the NYSE under the symbol “TIC.” The NV5 Common Stock is listed on the NASDAQ under the symbol “NVEE.” The high and low trading prices for Acuren Common Stock as of May 14, 2025, the last trading day immediately before the public announcement of the Merger, were $11.20 and $10.75, respectively. The high and low trading prices for the NV5 Common Stock as of May 14, 2025, the last trading day immediately before the public announcement of the Merger, were $19.44 and $18.79, respectively.

As of June 24, 2025, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, there were 121,476,215 shares of Acuren Common Stock and 1,000,000 shares of Acuren Preferred Stock outstanding and 67,031,608 shares of NV5 Common Stock outstanding. In addition, as of June 24, 2025, there were 625 holders of record of Acuren Common Stock. The number of Acuren record holders does not include The Depository Trust Company participants or beneficial owners holding shares through banks, brokers, other financial institutions or other nominees.

The following table sets forth the closing sale price per share of Acuren Common Stock as reported on the NYSE and the closing sale price per share of NV5 Common Stock as reported on the NASDAQ, in each case on May 14, 2025, the last trading day before the public announcement of the parties entering into the Merger Agreement, and on June 24, 2025, the last practicable trading day prior to the mailing of this joint proxy statement/prospectus. The table also shows the estimated implied value of the Merger Consideration proposed for each share of NV5 Common Stock as of the same two dates.

	Acuren Common Stock Closing Price	NV5 Common Stock Closing Price	Exchange Ratio(1)	Implied Per Share Value of Merger Consideration(2)
May 14, 2025	$10.57	$18.85	1.2299	$23.00
June 24, 2025	$10.79	$22.54	1.2048	$23.00

––––––––––

(1)      The actual Exchange Ratio at Closing will be determined based on the Acuren Closing VWAP; provided, however, that (i) if the Acuren Closing VWAP is greater than or equal to $11.65, then the Exchange Ratio shall be equal to 1.1157 shares of Acuren Common Stock or (ii) if the Acuren Closing VWAP is less than or equal to $9.53, then the Exchange Ratio shall be equal to 1.3636 shares of Acuren Common Stock.

(2)      The implied value was calculated by multiplying the NYSE closing price of a share of Acuren Common Stock on the relevant date by the Exchange Ratio plus $10.00 in cash.

The market prices of Acuren Common Stock and NV5 Common Stock have fluctuated since the date of the announcement of the execution of the Merger Agreement and will continue to fluctuate prior to the completion of the Merger and, in the case of Acuren Common Stock thereafter. No assurance can be given concerning the market prices of Acuren Common Stock or NV5 Common Stock before completion of the Merger or of Acuren Common Stock after completion of the Merger. Accordingly, these comparisons may not provide meaningful information to stockholders in determining how to vote with respect to the proposals described in this joint proxy statement/prospectus. We urge you to obtain current market quotations for Acuren Common Stock and NV5 Common Stock and to review carefully the other information contained in this joint proxy statement/prospectus. Please see the section entitled “Risk Factors — Risk Factors Relating to the Merger” beginning on page 30 of this joint proxy statement/prospectus.

Acuren stockholders and NV5 stockholders are encouraged to obtain current market quotations for Acuren Common Stock and NV5 Common Stock and to review carefully the other information contained in this joint proxy statement/prospectus, attached hereto or incorporated by reference herein. No assurance can be given concerning the market price of Acuren Common Stock before or after the effective date of the Merger. Please see “Where You Can Find More Information” for the location of information incorporated by reference into this joint proxy statement/prospectus.

Dividends on Acuren Securities

Acuren has not historically paid cash dividends and does not currently anticipate paying a cash dividend on Acuren Common Stock. Acuren intends to retain future earnings for reinvestment. The Acuren Board will make any future determination as to the payment of dividends at its discretion, and this determination will depend upon Acuren’s operating results, financial condition and capital requirements, general business conditions and such other factors that the Acuren Board considers relevant. In addition, Acuren’s existing credit agreement, in certain situations, prohibits Acuren from paying cash dividends or making other distributions on Acuren Common Stock without prior consent of the lender.

The holder of the Acuren Preferred Stock may be entitled to receive annual dividends paid in the form of shares of Acuren Common Stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus, and the documents to which Acuren and NV5 refer you within this joint proxy statement/prospectus, as well as oral statements made, or to be made, by Acuren and NV5, include “forward-looking statements” within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the United States Private Securities Litigation Reform Act of 1995, as amended. All statements, other than statements of historical fact, included in this joint proxy statement/prospectus, including those that address activities, events, or developments that Acuren or NV5 expects, believes, or anticipates will or may occur in the future, are forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding the Merger, the expected timetable for completing the Merger, the results, effects, benefits and synergies of the Merger, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities, and anticipated future performance, the NV5 Special Committee’s actions or inactions with respect to its evaluation of the Merger, Acuren’s business and competitive strengths, key dynamics and trends of Acuren’s industry, Acuren’s growth strategy, Acuren’s beliefs regarding legal, accounting and tax matters, and any other statements regarding Acuren’s or NV5’s future expectations, beliefs, plans, objectives, financial conditions, assumptions, or future events or performance that are not historical facts. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “should,” “could,” “would,” “may,” “might,” “foresee,” “plan,” “will,” “guidance,” “outlook,” “future,” “assume,” “forecast,” “focus,” “target,” “continue,” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking.

Acuren and NV5 caution investors that any forward-looking statements are subject to known and unknown risks and uncertainties, many of which are outside Acuren’s and NV5’s control, and which may cause actual results and future trends to differ materially from those matters expressed in, or implied or projected by, such forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus. Investors are cautioned not to place undue reliance on these forward-looking statements. Risks and uncertainties that could cause actual results to differ from those described in forward-looking statements include the following:

•        the Merger Agreement may be terminated in accordance with its terms and the Merger may not be completed;

•        Acuren stockholders may not approve the Acuren Stock Issuance Proposal;

•        NV5 stockholders may not approve the NV5 Merger Proposal;

•        the parties may not be able to satisfy the conditions to the completion of the Merger in a timely manner or at all;

•        the Merger may not be accretive, and may be dilutive, to Acuren’s earnings per share, which may negatively affect the market price of Acuren Common Stock;

•        Acuren and NV5 may incur significant transaction and other costs in connection with the Merger in excess of those anticipated by Acuren or NV5;

•        the combined company may fail to realize anticipated synergies or other benefits expected from the Merger in the timeframe expected or at all;

•        the ultimate timing, outcome, and results of integrating the operations of Acuren and NV5;

•        the Merger and the announcement and/or completion thereof could have an adverse effect on business or employee relationships;

•        the risk related to disruption of management time from ongoing business operations due to the Merger;

•        the Merger may disrupt current plans and operations that may harm Acuren’s or NV5’s respective businesses;

•        the effects of the business combination of Acuren and NV5, including the combined company’s future financial condition, results of operations, strategy, and plans;

•        changes in capital markets and the ability of the combined company to finance operations in the manner expected;

•        regulatory approval of the transaction;

•        any litigation relating to the Merger;

•        risks to NV5’s operating results and businesses generally and the other risks, contingencies and uncertainties applicable to NV5 disclosed in NV5’s other filings with the SEC incorporated herein by reference;

•        risks to Acuren’s operating results and businesses generally and the other risks, trends, contingencies and uncertainties applicable to Acuren disclosed herein; and

•        the uncertainty of the value of the Merger Consideration due to the floating Exchange Ratio and potential fluctuation in the market price of Acuren Common Stock.

The foregoing list of factors is not exhaustive. For further discussion of these and other risks, contingencies, and uncertainties applicable to Acuren and NV5, please see “Risk Factors” in this joint proxy statement/prospectus as well as NV5’s other filings with the SEC incorporated herein by reference. Please see “Where You Can Find More Information” for more information about the SEC filings incorporated by reference into this joint proxy statement/prospectus.

All subsequent written or oral forward-looking statements attributable to Acuren, NV5 or any person acting on its or their behalf are expressly qualified in their entirety by the cautionary statements contained in this section. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Acuren nor NV5 assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

RISK FACTORS

In addition to the other information included and incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risks before deciding how to vote. In addition, you should read and consider the risks associated with the businesses of Acuren, which are included below under “Other Risks Relating to Acuren”, and the risks associated with the business of NV5 which are set forth under “Risk Factors” in Item 1A of NV5’s Annual Report on Form 10-K for the year ended December 31, 2024, as updated by NV5’s subsequent filings under the Exchange Act, each of which is filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. You should also read and consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. For more information, see “Where You Can Find More Information.”

The risks described below are certain material risks, although not the only risks, relating to the transactions contemplated by the Merger Agreement and or that each of Acuren and NV5, currently face or that Acuren, NV5 or the combined company will face after the completion of the Merger. Additional risks and uncertainties not currently known or that are currently expected to be immaterial may also adversely affect the business, financial condition and results of operations of Acuren, NV5 or the combined company, or the market price of Acuren Common Stock following the completion of the Merger.

Risk Factors Relating to the Merger

The Merger Consideration to be paid in exchange for each share of NV5 Common Stock is a combination of cash and shares of Acuren Common Stock based on the Exchange Ratio, subject to adjustment as described herein. Fluctuations in the value of Acuren Common Stock can adversely affect the value of Acuren Common Stock to be issued in exchange for each share of NV5 Common Stock, and NV5 stockholders may receive Merger Consideration with a value that, at the time received, is less than anticipated.

At the First Effective Time, each share of NV5 Common Stock that is issued and outstanding immediately prior to the First Effective Time (other than Excluded Shares) will be automatically cancelled and cease to exist and will be converted into the right to receive (A) the Per-Share Cash Consideration and (B) a number of shares of Acuren Common Stock equal to the Exchange Ratio, subject to further adjustment as described herein. At the time of the initial announcement of the Merger, based on the price of Acuren Common Stock, the estimated value of the total Merger Consideration was $23.00 for each share of NV5 Common Stock exchanged in the Merger, subject to the collar mechanism described above.

The Exchange Ratio will be calculated based on two factors: the Acuren Closing VWAP and a 10% symmetrical collar. The Exchange Ratio is subject to a 10% symmetrical collar based on an Acuren share price of $10.593 as a midpoint as follows: (i) if the Acuren Closing VWAP is greater than or equal to $11.65, then the Exchange Ratio shall be equal to 1.1157 shares of Acuren Common Stock, (ii) if the Acuren Closing VWAP is less than or equal to $9.53, then the Exchange Ratio shall be equal to 1.3636 shares of Acuren Common Stock and (iii) if the Acuren Closing VWAP is greater than $9.53 and less than $11.65, then the Exchange Ratio will be equal to the quotient of (x) $13.00 divided by (y) Acuren Closing VWAP. See “Summary — Effect of the Merger; Merger Consideration” for a table illustrating the impact of the Acuren Closing VWAP on the Per-Share Share Consideration to be received as part of the Merger Consideration and the implied value per share of NV5 Common Stock over a range of assumed Acuren Closing VWAPs.

A significant and prolonged decrease in the price of Acuren Common Stock on the NYSE from the date of the Merger Agreement to the First Effective Time could affect both the number and value of Acuren Common Stock that NV5 stockholders receive as part of the Merger Consideration. NV5 stockholders will not know the actual Exchange Ratio or the final value of the Merger Consideration when they are asked to vote to approve the proposals at the NV5 Special Meeting. Because the Exchange Ratio is based on a 10-day average, the Acuren Closing VWAP on which the final Exchange Ratio is based could differ substantially from the price per share of Acuren Common Stock on the day on which NV5 stockholders vote on the proposals being considered at the NV5 Special Meeting.

It is impossible to accurately predict the market price of Acuren Common Stock at the First Effective Time or during the period over which the Acuren Closing VWAP is calculated or the effect of the adjustment provisions on the number of shares of Acuren Common Stock to be delivered as Merger Consideration. As a result, NV5 stockholders cannot be certain of the number of shares or value of Acuren Common Stock to be delivered upon consummation of the Merger and NV5 stockholders may receive Merger Consideration with a value that, at the time received, is less than or more than $23.00 per share for each share of NV5 exchanged in the Merger.

The price of Acuren Common Stock has fluctuated and may fluctuate significantly in the future, depending upon many factors, many of which are beyond Acuren’s control and NV5 does not have the right to exercise any walk-away rights or other rights to terminate the Merger Agreement solely based on any decline in the market price of Acuren Common Stock. See also “Summary — Effect of the Merger; Merger Consideration” for a table illustrating the impact of changes in the market price of Acuren Common Stock on the Merger Consideration to be received by NV5 stockholders.

Although the NV5 Board formed the NV5 Special Committee to report its findings and recommendations to the NV5 Board in respect of its review, consideration and evaluation of Acuren’s offer and to determine conclusively whether to recommend to the NV5 Board that it recommend the offer to NV5’s stockholders, the results of such evaluation were inconclusive.

The NV5 Special Committee was formed to report its findings and recommendations to the NV5 Board in respect of its review, consideration and evaluation of Acuren’s offer and to determine conclusively whether to recommend to the NV5 Board that it recommend the offer to NV5’s stockholders. As discussed below in the section entitled “The Merger — Background of the Merger,” Messrs. Pruitt and Tardan voted in favor of recommending that the NV5 Board recommend Acuren’s offer to the NV5 stockholders and Dr. Dickins and Mr. Freckmann voted against recommending that the NV5 Board recommend Acuren’s offer to the NV5 stockholders. For more information see the section entitled “The Merger — Recommendation of the NV5 Board and Reasons for the Merger.”

Accordingly, NV5 stockholders should be aware of the differing views of the members of the NV5 Special Committee, that the NV5 Special Committee did not reach a conclusive determination on whether to recommend that the NV5 Board recommend the offer to the NV5 stockholders and are urged to read and carefully consider the description of the concerns expressed by the individual committee members that are contained in the section entitled “The Merger — Recommendation of the NV5 Board and Reasons for the Merger — Reasons for Dr. Dickins’ and Mr. Freckmann’s Votes Against the Merger.” NV5 stockholders should not place undue reliance on any actions taken or not taken by the NV5 Special Committee.

Acuren stockholders and NV5 stockholders, in each case as of immediately prior to the Merger, will have reduced ownership in the combined company.

Following the closing, based on the number of shares of Acuren Common Stock outstanding as of the date of the Merger Agreement, Acuren’s existing stockholders would own approximately 60% of the issued and outstanding shares of the combined company and NV5’s existing stockholders would own approximately 40% of the issued and outstanding shares of the combined company, in each case on a fully diluted basis. As a result, Acuren’s current stockholders and NV5’s current stockholders will have less influence on the policies of the combined company than they currently have on the policies of Acuren and NV5, respectively.

The Merger is subject to a number of conditions to the obligations of both Acuren and NV5 to complete the Merger, which, if not fulfilled, or not fulfilled in a timely manner, may delay completion of the Merger or result in termination of the Merger Agreement.

The obligations of Acuren and NV5 to consummate the Merger is subject to the satisfaction (or waiver by all parties, to the extent permissible under applicable laws) of the conditions described in “The Merger Agreement — Conditions to Completion of the Merger.”

Many of the conditions to completion of the Merger are not within either Acuren’s or NV5’s control, and neither company can predict when, or if, these conditions will be satisfied. If any of these conditions are not satisfied or waived prior to the Outside Date, it is possible that the Merger Agreement may be terminated. Although Acuren and NV5 have agreed in the Merger Agreement to use reasonable best efforts, subject to certain limitations, to complete the Merger as promptly as practicable, these and other conditions to the completion of the Merger may fail to be satisfied. In addition, satisfying the conditions to and completion of the Merger may take longer, and could cost more, than Acuren and NV5 expect. Neither Acuren nor NV5 can predict whether and when these other conditions will be satisfied. Furthermore, the requirements for obtaining the required clearances and approvals could delay the completion of the Merger for a significant period of time or prevent them from occurring. Any delay in completing the Merger may adversely affect the cost savings and other benefits that Acuren and NV5 expect to achieve if the Merger and the integration of the companies’ respective businesses are completed within the expected timeframe.

In order to complete the Merger, Acuren and NV5 must make certain governmental filings and obtain certain governmental authorizations. If such filings and authorizations are not made or granted or are granted with conditions to the parties, Closing may be jeopardized, or the anticipated benefits of the Merger may be reduced.

Closing is conditioned upon the expiration or termination of all applicable waiting periods (and any extensions thereof) under the HSR Act and the receipt of other authorizations, consents, clearances or approvals required under certain other laws. The parties’ HSR notifications were filed with the FTC and the DOJ on June 12, 2025. The waiting period under the HSR Act is set to expire at 11:59 p.m., Eastern Time, on July 14, 2025. Although Acuren and NV5 have agreed in the Merger Agreement to use their reasonable best efforts, subject to certain limitations, to make certain other governmental filings or obtain the required governmental clearances and authorizations, as the case may be, there can be no assurance that the relevant waiting periods will expire or be terminated or that the parties will obtain the relevant clearances and authorizations. In addition, the governmental authorities with or from which these clearances or authorizations are required have broad discretion in administering the governing regulations. Whether and when required governmental clearances or authorizations are granted could be affected by (i) governmental, political or community group inquiries, investigations or opposition; or (ii) changes in legislation or the political environment generally. As a condition to clearances or authorization of the Merger, governmental authorities may seek to impose requirements, limitations or costs or place restrictions on the conduct of Acuren’s business after completion of the Merger. Any such conditions, terms, obligations or restrictions or requested conditions, terms, obligations or restrictions may delay or prevent the Closing or impose additional material costs on or materially limit the revenues of the combined company following the Merger, or otherwise adversely affecting Acuren’s businesses and results of operations after completion of the Merger. In addition, these terms, obligations or restrictions may result in the delay or abandonment of the Merger.

Uncertainties associated with the Merger may cause a loss of management personnel and other key employees of Acuren and NV5, which could adversely affect the future business and operations of the combined company following the Merger.

Acuren and NV5 are dependent on the experience and industry knowledge of their respective officers and other key employees to execute their business plans. The combined company’s success after the Merger will depend in part upon its ability to retain key management personnel and other key employees of both Acuren and NV5. Current and prospective employees of Acuren and NV5 may experience uncertainty about their roles within the combined company following the Merger or other concerns regarding the timing and completion of the Merger or the operations of the combined company following the Merger, any of which may have an adverse effect on the ability of Acuren and NV5 to retain or attract key management and other key personnel. If Acuren or NV5 are unable to retain personnel, including key management, who are critical to the future operations of the companies, Acuren and NV5 could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment and training costs. In addition, the loss of key personnel could diminish the anticipated benefits of the Merger. No assurance can be given that the combined company, following the Merger, will be able to retain or attract key management personnel and other key employees to the same extent that Acuren and NV5 have previously been able to retain or attract their own employees.

The business relationships of Acuren and NV5 may be subject to disruption due to uncertainty associated with the Merger, which could have a material adverse effect on the results of operations, cash flows and financial position of Acuren or NV5 pending and following the Merger.

Parties with which Acuren or NV5 do business may experience uncertainty associated with the Merger, including with respect to current or future business relationships with Acuren or NV5 following the Merger. Acuren’s and NV5’s business relationships may be subject to disruption as customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners may attempt to delay or defer entering into new business relationships, negotiate changes in existing business relationships or consider entering into business relationships with parties other than Acuren or NV5 following the Merger. These disruptions could have a material and adverse effect on the results of operations, cash flows and financial position of Acuren or NV5, regardless of whether the Merger is completed, as well as a material and adverse effect on Acuren’s ability to realize the expected cost savings and other benefits of the Merger. The risk, and adverse effect, of any disruption could be exacerbated by a delay in completion of the Merger or termination of the Merger Agreement.

The Merger Agreement subjects Acuren and NV5 to restrictions on their respective business activities prior to the First Effective Time.

The Merger Agreement subjects Acuren and NV5 to restrictions on their respective business activities prior to the First Effective Time. The Merger Agreement obligates each of Acuren and NV5 to generally conduct its businesses in the ordinary course until the First Effective Time and to use its reasonable best efforts to (i) preserve substantially intact its present business organization, goodwill and assets, (ii) keep available the services of its current officers and employees and (iii) preserve its existing relationships with governmental entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it. These restrictions could prevent Acuren and NV5 from pursuing certain business opportunities that arise prior to the First Effective Time and are outside the ordinary course of business. See “The Merger Agreement — Conduct of Business” for additional details.

NV5 directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of the NV5 stockholders generally.

In considering the recommendation of the NV5 Board that NV5 stockholders vote in favor of the NV5 Merger Proposal and the NV5 Merger Compensation Proposal, NV5 stockholders should be aware of and take into account the fact that, aside from their interests as NV5 stockholders, certain NV5’s Executive Officers and Non-Employee Directors have interests in the Merger that may be different from, or in addition to, the interests of NV5 stockholders generally. These interests are described in more detail in the section entitled “The Merger — Interests of NV5’s Executive Officers and Non-Employee Directors in the Merger” for a more detailed description of these interests. The NV5 Board was aware of and considered these potential interests, among other matters, in evaluating and negotiating the Merger Agreement and the transactions contemplated therein, in approving the First Merger and in recommending the approval of the NV5 Merger Proposal and the NV5 Merger Compensation Proposal.

The Merger Agreement limits Acuren’s and NV5’s respective ability to pursue alternatives to the Merger, which may discourage other companies from making a favorable alternative transaction proposal and, in specified circumstances, could require Acuren or NV5 to pay the other party a termination fee.

The Merger Agreement contains certain provisions that restrict each of Acuren’s and NV5’s ability to pursue alternatives to the Merger. While the Merger Agreement contains a “go-shop” provision that allows NV5 to solicit, initiate, propose, induce the making, submission or announcement of, and encourage, facilitate or assist, any inquiry, proposal, indication of interest or offer that constitutes or would reasonably be expected to lead to, an acquisition proposal, the “go-shop” provision will expire on July 14, 2025. Pursuant to the Merger Agreement, Acuren, and, following the expiration of the go-shop period, NV5, are not permitted to initiate, solicit, propose, knowingly encourage or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to result in, an Acuren competing proposal or NV5 competing proposal, each as described in “The Merger Agreement — No Solicitation; Changes in Recommendation”, as applicable, and Acuren and NV5 have each agreed to certain terms and conditions relating to their ability to engage in, continue or otherwise participate in any discussions with respect to, provide a third party confidential information with respect to or enter into any an acquisition agreement with respect to certain unsolicited proposals that constitute or are reasonably likely to lead to a competing proposal.

Further, even if the Acuren Board or the NV5 Board changes, withdraws, modifies, or qualifies its recommendation with respect to the Acuren Stock Issuance Proposal, the NV5 Merger Proposal or the NV5 Merger Compensation Proposal, as applicable, unless the Merger Agreement has been terminated in accordance with its terms, both parties will still be required to submit the Acuren Stock Issuance Proposal, the NV5 Merger Proposal and the NV5 Merger Compensation Proposal, as applicable, to a vote at their respective special meetings. In addition, Acuren and NV5 generally have an opportunity to offer to modify the terms of the Merger

Agreement in response to any competing acquisition proposals or intervening events before the NV5 Board or Acuren Board, respectively, may withdraw or qualify their respective recommendations. For more information, see the section entitled “The Merger Agreement — No Solicitation; Changes in Recommendation.” The Merger Agreement further provides that, under specified circumstances, including after receipt of certain alternative acquisition proposals, NV5 may be required to pay Acuren a cash termination fee equal to approximately $48.6 million or Acuren may be required to pay NV5 a cash termination fee equal to approximately $48.6 million. See “The Merger Agreement — Expenses and Termination Fees Relating to the Termination of the Merger Agreement” for additional details.

These provisions could discourage a potential third-party acquirer or other strategic transaction partner that might have an interest in acquiring all or a significant portion of NV5 or Acuren from considering or pursuing an alternative transaction with either party or proposing such a transaction, even if it were prepared, in NV5’s case, to pay consideration with a higher per share value than the total value proposed to be paid or received in the Merger.

Each of Acuren and NV5 are required, under certain circumstances, to pay a termination fee that if paid, may negatively affect such party’s financial results.

Acuren may be required, under certain circumstances in connection with a termination of the Merger Agreement, to pay NV5 a termination fee of approximately $48.6 million, which could negatively affect Acuren’s financial condition and results of operations. Alternatively, NV5 may be required, under certain circumstances in connection with a termination of the Merger Agreement, to pay Acuren a termination fee of approximately $48.6 million, which may materially and adversely affect NV5’s financial results.

Failure to complete the Merger could negatively impact Acuren’s or NV5’s stock price and have a material adverse effect on their results of operations, cash flows and financial position.

If the Merger is not completed for any reason, including as a result of failure to obtain all requisite regulatory approvals or if the Acuren stockholders or NV5 stockholders fail to approve the applicable proposals, the ongoing businesses of Acuren and NV5 may be materially adversely affected and, without realizing any of the benefits of having completed the Merger, Acuren and NV5 would be subject to a number of risks, including the following:

•        Acuren and NV5 may experience negative reactions from the financial markets, including negative impacts on their respective stock prices;

•        Acuren and NV5 and their respective subsidiaries may experience negative reactions from their respective customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners;

•        Acuren and NV5 will still be required to pay certain significant costs relating to the Merger, such as legal, accounting, financial advisor and printing fees;

•        Acuren or NV5 may be required to pay a Termination Fee as required by the Merger Agreement;

•        the Merger Agreement places certain restrictions on the conduct of the respective businesses pursuant to the terms of the Merger Agreement, which may delay or prevent the respective companies from undertaking business opportunities that, absent the Merger Agreement, may have been pursued;

•        matters relating to the Merger (including integration planning) require substantial commitments of time and resources by each company’s management, which result in the distraction of each company’s management from ongoing business operations and pursuing other opportunities that could have been beneficial to the companies; and

•        litigation related to any failure to complete the Merger or related to any enforcement proceeding commenced against Acuren or NV5 to perform their respective obligations pursuant to the Merger Agreement.

If the Merger is not completed, the risks described above may materialize and they may have a material adverse effect on Acuren’s or NV5’s results of operations, cash flows, financial position and stock prices.

The shares of Acuren Common Stock to be received by NV5 stockholders upon completion of the Merger will have different rights from shares of NV5 Common Stock.

Upon completion of the Merger, NV5 stockholders will no longer be NV5 stockholders. Instead, former NV5 stockholders will become Acuren stockholders and while their rights as Acuren stockholders will continue to be governed by the laws of the state of Delaware, their rights will be subject to and governed by the terms of the Acuren Certificate of Incorporation and the Acuren Bylaws. The terms of the Acuren Certificate of Incorporation and the Acuren Bylaws are in some respects different than the terms of the NV5 Certificate of Incorporation and the NV5 Bylaws, which currently govern the rights of NV5 stockholders. See “Comparison of Stockholder Rights” for a discussion of the different rights associated with shares of Acuren Common Stock and shares of NV5 Common Stock.

Completion of the Merger may trigger change in control or other provisions in certain agreements to which NV5 is a party.

The completion of the Merger may trigger change in control or other provisions in certain agreements to which NV5 is a party, including NV5’s existing credit facility. If NV5 is unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under such agreements, potentially terminating such agreements, or seeking monetary damages. Even if NV5 can negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate such agreements on terms less favorable to NV5.

Acuren and NV5 are expected to incur significant transaction costs in connection with the Merger, which may be in excess of those anticipated by them.

Acuren and NV5 have incurred and are expected to continue to incur a number of non-recurring costs associated with negotiating and completing the Merger, combining the operations of the two companies and achieving desired synergies. These costs have been, and will continue to be, substantial and, in many cases, will be borne by Acuren and NV5 whether or not the Merger is completed. A substantial majority of non-recurring expenses will consist of transaction costs and include, among others, fees paid to financial, legal, accounting and other advisors, employee retention, severance and benefit costs, and filing fees. Acuren will also incur costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and other employment-related costs. Acuren and NV5 will continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in connection with the Merger and the integration of the two companies’ businesses. While Acuren and NV5 have assumed that a certain level of expenses would be incurred, there are many factors beyond their control that could affect the total amount or the timing of the expenses. The elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may not offset integration-related costs and achieve a net benefit in the near term, or at all. The costs described above and any unanticipated costs and expenses, many of which will be borne by Acuren or NV5 even if the Merger is not completed, could have an adverse effect on Acuren’s or NV5’s financial condition and operating results.

Litigation relating to the Merger could result in an injunction preventing the completion of the Merger and/or substantial costs to Acuren and NV5.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger or other business combination agreements. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Acuren’s and NV5’s respective liquidity and financial condition.

Lawsuits that may be brought against Acuren, NV5 or their respective directors could also seek, among other things, injunctive relief or other equitable relief, including a request to rescind parts of the Merger Agreement already implemented and to otherwise enjoin the parties from consummating the Merger. One of the conditions to the closing of the Merger is that no injunction by any court or other tribunal of competent jurisdiction has been entered and continues to be in effect and no law has been adopted or is effective, in either case that prohibits or makes illegal the closing of the Merger. Consequently, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Merger, that injunction may delay or prevent the Merger from being completed within the expected timeframe or at all, which may adversely affect Acuren’s and NV5’s respective business, financial position and results of operation.

There can be no assurance that any of the defendants will be successful in the outcome of any pending or any potential future lawsuits. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Merger is completed may adversely affect Acuren’s or NV5’s business, financial condition, results of operations and cash flows

If the Merger does not qualify as a reorganization, there may be adverse tax consequences.

The Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to the completion of the Merger that NV5 receive a written opinion from Greenberg Traurig, P.A., regarding the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code. The foregoing opinion, however, is limited to the factual representations provided by Acuren and NV5 to counsel and the assumptions set forth therein, and is not a guarantee that the Merger, in fact, will qualify as a reorganization. Moreover, neither Acuren nor NV5 has requested or plans to request a ruling from the IRS that the Merger qualifies as a reorganization. If the Merger were to fail to qualify as a reorganization, then each United States holder (as defined in the discussion under the heading “Material U.S. Federal Income Tax Consequences of the Merger”) of shares of NV5 Common Stock generally would recognize gain or loss, as applicable, equal to the difference between (i) the sum of the fair market value of the Merger Consideration received by such holder in the Merger; and (ii) such holder’s adjusted tax basis in its shares of NV5 Common Stock.

Each holder of NV5 Common Stock should read the discussion titled “Material U.S. Federal Income Tax Consequences of the Merger” and should consult his, her or its tax advisors with respect to the particular tax considerations and consequences of the transactions contemplated herein to such holder.

Risk Factors Relating to the Combined Company Following the Merger

The combined company may be unable to integrate the business of Acuren and NV5 successfully or realize the anticipated benefits of the Merger.

The Merger involves the combination of two companies that currently operate as independent public companies. The combination of two independent businesses is complex, costly and time consuming, and each of Acuren and NV5 will be required to devote significant management attention and resources to integrating the business practices and operations of NV5 into Acuren. Potential difficulties that Acuren and NV5 may encounter as part of the integration process include the following:

•        the inability to successfully combine the business of Acuren and NV5 in a manner that permits the combined company to achieve, on a timely basis, or at all, the potential enhanced revenue opportunities and cost savings and other benefits anticipated to result from the Merger;

•        complexities associated with managing the combined businesses, including difficulty addressing possible differences in operational philosophies and the challenge of integrating complex systems, technology, networks and other assets of each of the companies in a seamless manner that minimizes any adverse impact on customers, suppliers, employees and other constituencies;

•        the assumption of contractual obligations with less favorable or more restrictive terms; and

•        potential unknown liabilities and unforeseen increased expenses or delays associated with the Merger.

In addition, Acuren and NV5 have operated and, until the completion of the Merger, will continue to operate, independently. It is possible that the integration process could result in:

•        diversion of the attention of each company’s management; and

•        the disruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies.

Any of these issues could adversely affect each company’s ability to maintain relationships with customers, suppliers, employees and other constituencies or achieve the anticipated benefits of the Merger or could reduce each company’s earnings or otherwise adversely affect the business and financial results of the combined company following the Merger.

The market price for Acuren Common Stock following the Closing may be affected by factors different from those that historically have affected or currently affect Acuren Common Stock and NV5 Common Stock.

Upon completion of the Merger, NV5 stockholders and holders of NV5 Equity Awards will receive shares of Acuren Common Stock. At such time, Acuren’s financial position may differ from its financial position before the completion of the Merger, and the results of operations of the combined company may be affected by some factors that are different from those currently affecting the results of operations of Acuren and those currently affecting the results of operations of NV5. Accordingly, the market price and performance of Acuren Common Stock is likely to be different from the performance of NV5 Common Stock in the absence of the Merger. In addition, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, Acuren Common Stock, regardless of the combined company’s actual operating performance. For a discussion of the businesses of Acuren and NV5, and important factors to consider in connection with those businesses, see the documents attached hereto or incorporated by reference and referred to in “Where You Can Find More Information.”

The market price of Acuren Common Stock may decline as a result of the Merger.

The market price of Acuren Common Stock may decline as a result of the Merger if, among other things, it is unable to achieve the expected benefits and synergies of the Merger, if the Merger is not completed within the anticipated timeframe, or if the transaction costs related to the Merger are greater than expected. The market price of Acuren Common Stock also may decline if Acuren does not achieve the perceived benefits and expected synergies of the Merger as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the Merger on Acuren’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts.

In addition, subject to applicable securities laws, former NV5 stockholders, may seek to sell shares of Acuren Common Stock held by them following the consummation of the Merger. The Merger Agreement contains no restriction on their ability to sell such shares of Acuren Common Stock. These sales (or the perception that these sales may occur), coupled with the increase in the outstanding number of shares of Acuren Common Stock, may affect the market for, and the market price of, shares of Acuren Common Stock in an adverse manner.

Acuren’s indebtedness will increase upon completion of the Merger and may have the effect of heightening other risks of the combined company.

As of March 31, 2025, Acuren had approximately $771.1 million of indebtedness outstanding under its Credit Facility (as defined below) and had finance lease obligations outstanding of $27.5 million. In connection with the execution of the Merger Agreement, Acuren entered into the Debt Commitment Letter pursuant to which the Lenders have committed to provide Acuren with debt financing in an aggregate principal amount of $875.0 million (subject to conditions set forth in the Debt Commitment Letter) which such Debt Financing is expected to consist of an additional (i) $850.0 million senior secured incremental term facility and (ii) $25.0 million senior secured incremental revolving facility, under Acuren’s existing credit agreement.

Acuren’s increased indebtedness could have important consequences to holders of Acuren Common Stock, including:

•        increasing Acuren’s vulnerability to general adverse economic and industry conditions;

•        limiting Acuren’s ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;

•        requiring the use of a substantial portion of Acuren’s cash flow from operations for the payment of principal and interest on its indebtedness, thereby reducing its ability to use its cash flow to fund working capital, acquisitions, capital expenditures and general corporate requirements; and

•        putting Acuren at a disadvantage compared to its competitors with less indebtedness.

The unaudited pro forma condensed consolidated combined financial statements and the unaudited prospective financial information prepared by Acuren and NV5 included in this joint proxy statement/prospectus are based on a number of preliminary estimates and assumptions and the actual results of operations, cash flows and financial position of the combined company after the Merger may differ materially.

The unaudited pro forma information and the unaudited prospective financial information in this joint proxy statement/prospectus is presented for illustrative purposes only, has been prepared based on available information and certain assumptions and estimates that Acuren and NV5 believe are reasonable, and is not necessarily indicative of what Acuren’s actual financial position or results of operations would have been had the pro forma events been completed on the dates indicated. Further, the combined company’s actual results and financial position after the pro forma events occur may differ materially and adversely from the unaudited pro forma information included in this joint proxy statement/prospectus. The unaudited pro forma condensed consolidated combined financial statements have been prepared with Acuren as the accounting acquirer under GAAP and reflect adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed.

The financial forecasts are based on various assumptions that may not be realized.

The financial estimates set forth in the forecasts included under the sections “The Merger — Certain Prospective Financial Information” were based on assumptions of, and information available to, Acuren management and NV5 management, as applicable, when prepared, and these estimates and assumptions are subject to uncertainties, many of which are beyond Acuren’s and NV5’s control and may not be realized. Many factors mentioned in this joint proxy statement/prospectus, including the risks outlined in this “Risk Factors” section and the events or circumstances described under “Cautionary Statement Regarding Forward-Looking Statements,” will be important in determining the combined company’s future results. As a result of these contingencies, actual future results may vary materially from Acuren’s and NV5’s estimates. In view of these uncertainties, the inclusion of financial estimates in this joint proxy statement/prospectus is not and should not be viewed as a representation that the forecasted results will necessarily reflect actual future results.

Acuren’s and NV5’s financial estimates were not prepared with a view toward public disclosure, and such financial estimates were not prepared with a view toward compliance with published guidelines of any regulatory or professional body. Further, any forward-looking statement speaks only as of the date on which it is made, and neither Acuren nor NV5 undertakes any obligation, other than as required by applicable law, to update the financial estimates herein to reflect events or circumstances after the date those financial estimates were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances.

The financial forecasts of Acuren and NV5 included in this joint proxy statement/prospectus have been prepared by, and are the responsibility of, Acuren and NV5, as applicable. Neither of the independent accountants of Acuren or NV5 or any other independent accountants, have audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying unaudited forecasted financial information and, accordingly, the independent accountants do not express an opinion or any other form of assurance with respect thereto and assume no responsibility for, and disclaim any association with, the unaudited forecasted financial information. The reports of such independent accountants included or incorporated by reference herein, as applicable, relate exclusively to the historical financial information of the entities named in those reports and do not cover any other information in this joint proxy statement/prospectus and should not be read to do so. See “The Merger — Certain Prospective Financial Information” for more information.

The potential synergies attributable to the Merger may vary from expectations.

Acuren may fail to realize the potential benefits and synergies from the Merger, which could adversely affect Acuren’s business, financial condition and operating results. The success of the Merger will depend, in significant part, on Acuren’s ability to successfully integrate the acquired business, grow the revenue of the combined company and realize the potential strategic benefits and synergies from the combination. However, achieving these goals requires, among other things, realization of the targeted cost synergies expected from the Merger. This growth and the anticipated benefits of the transaction may not be realized fully or at all, or may take longer to realize than expected. Actual operating, technological, strategic and revenue opportunities, if achieved at all, may be less significant than expected or may take longer to achieve than anticipated. If Acuren is not able to achieve these objectives and realize the anticipated benefits and synergies expected from the Merger within the anticipated timing or at all, Acuren’s business, financial condition and operating results may be adversely affected.

The Merger may result in a loss of customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners and may result in the termination of existing contracts.

Following the Merger, some of the customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners of Acuren or NV5 may terminate or scale back their current or prospective business relationships with the combined company. Some customers may not wish to source a larger percentage of their needs from a single company or may feel that the combined company is too closely allied with one of their competitors. In addition, Acuren and NV5 have contracts with customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners that may require Acuren or NV5 to obtain consents from these other parties in connection with the Merger, which may not be obtained on favorable terms or at all. If relationships with customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners are adversely affected by the Merger, or if the combined company, following the Merger, loses the benefits of the contracts of Acuren or NV5, the combined company’s business and financial performance could suffer.

The Acuren Certificate of Incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by Acuren stockholders, which could limit Acuren stockholders’ ability to obtain a favorable judicial forum for disputes with Acuren or its directors, officers or other employees.

The Acuren Certificate of Incorporation provides that, unless Acuren consents in writing to the selection of an alternative forum, and subject to applicable jurisdictional requirements, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Acuren, (a) any derivative action or proceeding brought by or on behalf of Acuren, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder or employee of Acuren to Acuren or Acuren’s stockholders, (c) any civil action to interpret, apply or enforce any provision of the DGCL, (d) any action asserting a claim, including a claim in the right of Acuren, as to which the DGCL confers jurisdiction upon the Court of Chancery of the State of Delaware, or (e) any action asserting a claim governed by the internal affairs doctrine.

Acuren’s exclusive forum provision is not intended to apply to claims arising under the Securities Act or the Exchange Act. To the extent the provision could be construed to apply to such claims, there is uncertainty as to whether a court would enforce the forum selection provision with respect to such claims, and in any event, the Acuren stockholders would not be deemed to have waived Acuren’s compliance with federal securities laws and the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Acuren is deemed to have received notice of and consented to the foregoing forum selection provision. This provision may limit Acuren stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with Acuren or its directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find this choice of forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, Acuren may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition, prospects or results of operations.

Other Risk Factors Relating to Acuren

As a result of entering into the Merger Agreement, Acuren’s business is and will be subject to the risks described above. In addition, Acuren is, and following completion of the Merger, will continue to be, subject to the risks described below and will also be subject to the risks below described in “Other Risk Factors Relating to NV5.” References to “we,” “us,” “our,” and the “Company” in this section entitled “Other Risk Factors Relating to Acuren” refer to Acuren Corporation.

Risks Related to Our Business and Industry

Our revenues are heavily dependent on certain industries.

Sales of our services are dependent on clients in certain industries, particularly certain industrial sectors such as manufacturing, chemical plants, mining, refinery, oilsands, infrastructure and aerospace and automotive. As we have experienced in the past, and as we expect to occur in the future, downturns characterized by diminished demand for services in these industries as well as potential changes due to consolidation or changes in client businesses or governmental regulations, could have a material impact on our results of operations, financial position or cash flows. Additionally, certain industries and clients have employees represented by unions and could be subject to temporary work stoppages which could impact our activity level.

Demand for our services is partially related to global oil supply, existing oil and gas refining sites and other factors which impact our clients’ current and future spending levels.

Our clients in the oil and gas industries account for a substantial portion of our historical revenues. Global oil and gas supply and demand are impacted by several factors including global economic conditions, geopolitical events and conflicts (such as the ongoing military conflict between Russia and Ukraine, the conflict in the Middle East between Hamas and Israel, tariffs or trade barriers imposed on China, Canada and other countries, and other geopolitical issues impacting global trade), widespread public health crises, epidemics and pandemics, and domestic and global inflationary pressures which may reduce the availability of liquidity and credit and, in many cases, reduce demand for our clients’ products. Disruptions or volatility in these markets could also adversely affect our clients’ decisions to fund ongoing maintenance and capital projects, resulting in contract cancellations or suspensions, delays, repurposing of infrastructure, and infrastructure closures. These factors may also adversely affect our ability to collect payment for work that we have previously performed. Such disruptions have, and could in the future, materially and adversely impact our business, results of operations, financial position, credit capacity or cash flows.

We operate in competitive markets, and if we are unable to compete successfully, we could lose market share and revenues and our margins could decline.

We face strong competition from other asset integrity providers conducting NDT, RAT solutions and Engineering and Lab Testing. Some of our competitors have low overhead models and could underprice us in certain markets. Our competitors may offer asset integrity solutions at lower or less profitable rates than we do to attempt to gain market share. Smaller niche competitors with small customer bases could be aggressive in their pricing to retain customers. These competitive factors could reduce our market share, revenues and profits.

Serious safety incidents, including fatalities and other serious injuries may result from use of RAT solutions.

RAT is a new and innovative method of doing work at heights. This work is inherently dangerous, and the risk of death or serious injury is high. A fatality or series of serious safety incidents could result in litigation, increased regulation, negative publicity, loss of customer contracts or the inability to bid for certain customer contracts. Any of which would have a material adverse impact on our business, results of operations, financial position or cash flows.

The success of our businesses depends, in part, on our ability to adopt new asset integrity solutions, increase the functionality of our current offerings, expand into adjacent and developing service categories and meet the needs and demands of our customers.

The market for asset integrity solutions could be impacted by technological change, uncertain product lifecycles, shifts in customer demands and evolving industry standards and regulations. If we fail to execute effective business strategies or fail to successfully develop and market new asset integrity solutions that comply with present or emerging industry regulations and technology standards, our competitive standing and results could suffer. Also, new regulations or technology standards could increase our cost of doing business.

We believe our future success will depend, in part, on our ability to continue to expand our NDT and RAT offerings into existing and new end markets while at the same time exploring potential acquisition opportunities that would enable us to participate in new, competitive and broader asset integrity solutions. Many traditional NDT and inspection services are subject to price competition by our competitors, and our customers are typically sensitive to price. Accordingly, the need to demonstrate our value-added services is becoming more important.

Our ongoing investments in new client markets involve significant risks, could disrupt our current operations and may not produce the long-term benefits that we expect.

Our ability to compete successfully in new client markets depends on our ability to continue to deliver innovative, relevant and useful services to our clients in a timely manner. As a result, we have invested, and expect to continue to invest, resources in broadening our ability to provide NDT services to new end-markets and growing our RAT solutions across foundational markets, which is currently not widely used in our client markets. Such investments may not prioritize short-term financial results and may involve significant risks and uncertainties, including encountering new, well-established competitors. We may fail to generate sufficient revenue, operating margin or other value to justify our investments in such new client markets, thereby harming our business, results of operations, financial position and cash flows.

If we are not able to implement commercially competitive services in a timely manner in response to changes in the market, client requirements, competitive pressures and technology trends, our business and results of operations could be materially and adversely affected.

Competition can place downward pressure on our prices and profitability. Our share of the market for our services is characterized by continual technological developments to provide better and more cost-effective services. If we are not able to implement commercially competitive services and products in a timely manner in response to changes in the market, client requirements, competitive pressures, inflationary pressures and technology trends, our business and results of operations could be materially and adversely affected. Likewise, if our proprietary technologies, equipment, facilities, or work processes become obsolete, we may no longer be competitive, and our business and results of operations could be materially and adversely affected.

Our unionized workforce and related obligations could adversely affect our operations.

As of December 31, 2024, approximately 35% of our employees in Canada were covered by collective bargaining agreements. Certain of our unionized employees have participated in strikes and work stoppages in the past, and we cannot be certain that strikes or work stoppages will not occur in the future. Strikes or work stoppages could adversely impact relationships with our customers and could cause us to lose business and experience a decline in revenues. Our ability to complete future acquisitions also could be adversely affected because of our union status for a variety of reasons. For instance, our union agreements may be incompatible with the union agreements of a business we want to acquire, and some businesses may not want to become affiliated with a union-based company. Further, certain of our customers require or prefer a non-union workforce, and they may reduce the amount of work assigned to us if our non-union labor crews become unionized, which could negatively affect our business, financial condition, results of operations and cash flows.

No assurances can be made that we will be successful in hiring or retaining members of a skilled technical workforce.

We have a skilled technical workforce and an industry recognized technician training program to educate new employees as well as further train our existing employees. The competition for these individuals is intense. The failure to retain these individuals, or failure to attract new employees, could adversely affect our ability to perform our obligations on our clients’ projects or maintenance and consequently could negatively impact our ability to meet the demand for our products and services. In addition, we may be forced to increase compensation and other incentives to hire and retain employees.

Many of the sites at which our employees work are inherently dangerous workplaces. If we fail to maintain a safe work environment, we may incur losses and lose business.

The services we provide could incur quality of execution issues that may be caused by our workforce personnel and/or components that we purchase from other manufacturers or suppliers. If the quality of our services does not meet our clients’ expectations or satisfaction, then our sales and operating earnings, and, ultimately, our reputation, could be negatively impacted. Additionally, our workers are subject to the normal hazards associated with providing services at industrial facilities. Even with proper safety precautions, these hazards can lead to personal injury, loss of life, destruction of property, plant and equipment, lower employee morale and environmental damage. While we are intensely focused on maintaining a strong safety environment and minimizing the risk of accidents, there can be no assurance that these efforts will be effective. Poor safety performance may limit or eliminate potential revenue streams, including from many of our largest clients, and may materially increase our operating costs, including increasing our required insurance deductibles, self-insured retention and insurance premium costs.

If our employees are injured at the workplace, we could incur costs for the injuries and lost productivity. In addition, many of our customers, particularly in the oil and gas and chemical industries, require their inspectors and other contractors working at their facilities to have good safety records because of the inherent danger at these sites.

Safety records are impacted by the number and amount of workplace incidents involving a contractor’s employees. As a result, if our safety record is not within the levels required by our customers, or compares unfavorably to our competitors, we could lose business, be prevented from working at certain facilities or suffer other adverse consequences, all of which could negatively impact our business, revenues, reputation and profitability.

No assurances can be made that we will be successful in maintaining or renewing our contracts with our clients.

A significant portion of our contracts and agreements with clients may be terminated by either party on short notice. Although we actively pursue the renewal of our contracts, we cannot assure that we will be able to renew these contracts or that the terms of the renewed contracts will be as favorable as the existing contracts. If we are unable to renew or replace these contracts, or if we renew on less favorable terms, we may suffer a material reduction in revenue and earnings.

Earnings for future periods may be impacted by impairment charges for goodwill and intangible assets.

We carry a significant amount of goodwill and identifiable intangible assets on our consolidated balance sheets. Goodwill is the excess of purchase price over the fair value of the net assets of acquired businesses. We assess goodwill for impairment each year, and more frequently if circumstances suggest an impairment may have occurred. We may determine in the future that a significant impairment has occurred in the value of our goodwill, unamortized intangible assets or fixed assets, which could require us to write off a portion of our assets and could adversely affect our financial condition or our reported results of operations.

The loss or unavailability of any of our executive officers or other key personnel could have a material adverse effect on our business.

We depend greatly on the efforts of our executive officers and other key employees to manage and exercise leadership over our operations. The loss or unavailability of any of our executive officers or other key employees could have a material adverse effect on our business operations. We have entered into agreements with our executive officers and other key employees that contain non-compete provisions to mitigate this risk. We are currently litigating to enforce our rights against certain former employees under these agreements, which litigation is time-consuming and expensive and may ultimately be ineffective. Furthermore, the law governing non-compete agreements and other forms of restrictive covenants varies from jurisdiction to jurisdiction and is unenforceable in some jurisdictions in which we operate. Additionally, the FTC issued a final rule on April 23, 2024, to prohibit employers from imposing non-compete clauses on certain classes of workers. The FTC’s rule would require employers to rescind existing non-compete clauses with non-senior executive workers and actively inform their employees that the contracts are no longer in effect. Although the FTC’s rule is facing legal challenges, we may be unable to enforce our non-compete provisions, potentially resulting in negative impacts to our business.

Our business strategy includes acquiring companies and making investments that complement our existing businesses or expand into adjacent industries. These acquisitions and investments could be unsuccessful or consume significant resources, which could adversely affect our operating results.

As part of our business strategy, we rely on our ability to successfully acquire other businesses, and integrate acquired businesses into our operations, and our inability to do so could adversely affect our business and results of operations. We expect to continue to analyze and evaluate the acquisition of strategic businesses, product lines or technologies with the potential to strengthen our industry position, enhance our existing offerings or expand into adjacent industries. We cannot assure you that we will identify or successfully complete transactions with suitable acquisition candidates in the future. Nor can we assure you that completed acquisitions will be successful.

Acquisitions and investments may involve significant cash expenditures, debt incurrence, operating losses and expenses that could have a material adverse effect on our business, consolidated financial condition, results of operations and cash flows. Acquisitions involve numerous other risks, including:

•        diversion of management’s time and attention from daily operations;

•        difficulties integrating acquired businesses, technologies and personnel into our business;

•        inability to obtain required regulatory approvals and/or required financing on favorable terms;

•        potential loss of key employees, key contractual relationships, or key customers of acquired companies or from our existing businesses; and

•        assumption of the liabilities, and exposure to unforeseen liabilities, of acquired companies.

Under certain circumstances, it may be difficult for us to complete transactions quickly and to integrate acquired operations efficiently into our current business operations. We cannot assure that we will be able to successfully complete the integration process without substantial costs, delays, disruptions or other operational or financial problems. Failure to successfully integrate acquired businesses could adversely impact our business, financial condition, results of operations and cash flows. Moreover, we may be unable to obtain the strategic or operational benefits that are expected from our acquisitions. Any acquisitions or investments may ultimately harm our business or consolidated financial condition, as such acquisitions may not be successful and may ultimately result in impairment charges.

We may experience inflationary pressures in our operating costs and cost overruns on our projects and services.

Most of our clients are serviced under contracts where we charge the client based on time and materials. Under such contracts, prices are established in part on cost of materials and scheduling estimates, which are based on a number of assumptions, including assumptions about future economic conditions, prices and availability of subcontractors, materials and other exigencies of our services. Our profitability for these contracts depends heavily on our ability to make accurate estimates and include guaranteed price increases in the contract in anticipation of increased material costs, if any. Inaccurate estimates, or changes in other circumstances, such as, cost of raw materials, trade disputes and tariffs, currency fluctuations, inflationary pressures or our suppliers’ or subcontractors’ inability to perform could result in substantial losses, as such changes adversely affect the revenues and profitability recognized on each project. Current and future inflationary volatility driven by, among other things, supply chain disruptions and governmental stimulus or fiscal policies as well as geopolitical conflicts such as the ongoing military conflict between Russia and Ukraine and the conflict in the Middle East between Hamas and Israel and other geopolitical issues impacting global trade could further impact our ability to make accurate estimates, which could have an adverse impact on our business, cash flows and profitability. We may also experience increased costs associated with tariffs or trade barriers (including recent U.S. tariffs imposed or threatened to be imposed on China, Canada and other countries and any retaliatory actions taken by such countries).

Events such as natural disasters, industrial accidents, epidemics, pandemics, war and acts of terrorism, and adverse weather conditions could disrupt our business or the business of our customers, which could significantly harm our operations, financial results and cash flow.

Our operations and those of our customers are susceptible to the occurrence of catastrophic events outside our control, which may include events like epidemics, pandemics and other health crises, severe weather conditions, industrial accidents, and acts of war and terrorism, to name a few. We continue to actively monitor the conflict in the Middle East between Israel and Hamas, and the war between Russia and Ukraine and the sanctions imposed upon Russia in order to assess impacts to our customers and our operations. At this time, we do not believe there is a material impact on our operations, however any future impact of the conflict, and additional sanctions imposed, are uncertain. Any such events could cause a serious business disruption that reduces our customers’ needs or interest in purchasing our asset integrity solutions. In the past, such events have resulted in order cancellations and delays because customer equipment, facilities or operations have been damaged, or are not then operational or available. In addition, our results can be adversely impacted by severe winter weather conditions, which can result in lost workdays and temporary closures of customer facilities or outdoor projects. In addition, these events could disrupt commodity prices or financial markets or have other negative macroeconomic impacts which could harm our business.

We are and may become subject to periodic litigation which may adversely affect our business and financial performance.

We are subject to various lawsuits, administrative proceedings and claims that arise in the ordinary course of business. We could be party to class and collective actions, along with other complex legal disputes, which could materially impact our business by requiring, among other things, unanticipated management attention, significant attorney’s fees and settlement spend, or operational adjustments implemented in response to a settlement, court order or to mitigate future exposure.

We may have litigation in a variety of matters, some matters may be unpredictable or unanticipated, and the frequency and severity of litigation could increase. Lawsuits are inherently unpredictable and assessing contingencies is highly subjective and requires judgements about future events. A judgement that is not covered by insurance or that is significantly in excess of our insurance coverage could materially adversely affect our financial condition or results of operations.

Our insurance coverage will not fully indemnify us against certain claims or losses. Further, our insurance has limits and exclusions and not all losses or claims are insured.

We perform services in hazardous environments on or around high-pressure, high temperature systems, and our employees are exposed to a number of hazards, including exposure to hazardous materials, explosion hazards and fire hazards. Incidents that occur at these large industrial facilities or systems, regardless of fault, may be catastrophic and adversely impact our employees and third parties by causing serious personal injury, loss of life, damage to property or the environment, and interruption of operations. We maintain certain insurance coverage against these risks and other risks associated with our business. Our contracts typically require us to name a client as an additional insured under our insurance policies and indemnify our clients for injury, damage or loss arising out of and in proportion to our negligence in the performance of our services and provide for warranties for materials and workmanship. We maintain a $1.5 million aggregated self-insured retention for professional indemnity coverage. This insurance may not protect us against liability for certain events, including events involving fraud, willful misconduct or gross negligence. We cannot assure you that our insurance will be adequate in risk coverage or policy limits to cover all losses or liabilities that we may incur. Moreover, in the future, due to evolving market conditions, our higher risk profile due to the nature of our operations and claims history, and expected impact on pricing, we cannot assure that we will be able to maintain insurance at levels of risk coverage or policy limits that we deem adequate. Any future damages caused by our products or services that are not covered by insurance or that are in excess of policy limits could have a material adverse effect on our results of operations, financial position or cash flows.

We are, and may become, subject to periodic regulatory proceedings, including U.S. Fair Labor Standards Act (“FLSA”) and state wage and hour class action lawsuits, which may adversely affect our business and financial performance.

Pending and future wage and hour litigation, including claims relating to the U.S. FLSA, analogous state laws, or other state wage and hour laws could result in significant attorney’s fees and settlement costs. Resolution of non-litigated alleged wage and hour violations could also negatively impact our performance. The potential settlement of, or awards of damages for, such claims also could materially impact our financial performance as could operational adjustments implemented in response to a settlement, court order or in an effort to mitigate future exposure. Additionally, an increased volume of alleged statutory violations or matters referred to an agency for potential resolution could result in significant attorney’s fees and settlement costs that could, in the aggregate, materially impact our financial performance.

Demand for our businesses can be materially affected by governmental regulation.

Our customers operate in regulated industries and are subject to regulations that can change frequently and without notice. The adoption of new laws or regulations, or changes to the enforcement or interpretation of existing laws or regulations, could cause our customers to reduce spending on the services that we provide, which could adversely affect our revenues, results of operations, and liquidity. Delays in implementing anticipated regulations or reversals of previously adopted regulations could adversely affect demand for our services.

Hedging against interest rate exposure may adversely affect our earnings, limit our gains or result in losses.

We have entered into, and may continue to enter into, interest rate swap agreements and other interest rate and foreign currency hedging strategies. Our hedging activity will vary in scope based on the level of interest rates and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us because, among other things:

•        interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;

•        available interest rate hedging products may not correspond directly with the risk for which protection is sought;

•        the duration of the hedge may not match the duration of the related liability or asset;

•        the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;

•        the party owing money in the hedging transaction may default on our obligation to pay; and

•        we may purchase a hedge that turns out not to be necessary, is ineffective or produces an unintended result, i.e., a hedge that is out of the money.

Any hedging activity we engage in may adversely affect our earnings or result in losses. Therefore, while we may enter into such transactions to seek to reduce interest rate risks, unanticipated changes in interest rates, may result in poorer overall investment performance than if we had not engaged in any such hedging transactions.

Growing use of artificial intelligence (“AI”) in our business has challenges that, if not properly managed could result in harm to our brand, reputation, business or customers, and adversely affect our results of operations.

While our use of AI and machine learning is not material at this time, the use of AI and machine learning can present risks. AI algorithms may be flawed, and datasets may be insufficient. Inappropriate or controversial data practices by us or others could impair the acceptance of AI solutions or subject us to lawsuits and regulatory investigations. These deficiencies could undermine the decisions, predictions or analysis AI applications produce, subjecting us to competitive harm, legal liability and brand or reputational harm.

In addition, the use of AI may increase cybersecurity risks, privacy risks, and operational and technological risks. The technologies underlying AI and their use cases are rapidly developing, and it is not possible to predict all of the legal, operational or technological risks related to the use of AI. Moreover, how AI is used is the subject of evolving review by various U.S. regulatory agencies, including the SEC and the FTC. It is possible that governments may also seek to regulate, limit, or block the use of AI or otherwise impose other restrictions that may hinder the usability or effectiveness of our products and services.

Currency translation risks may have a material impact on our results of operations.

We have operations outside of the United States, primarily in Canada. The majority of our foreign operations utilize the local currency as their functional currency. Foreign currency transaction gains and losses are included in earnings. Foreign currency transaction exposure arises primarily from the transfer of foreign currency from one subsidiary to another within the group and to foreign currency-denominated trade receivables. Unrealized currency translation gains and losses are recorded on the balance sheet upon translation of the foreign operations’ functional currency to the reporting currency. Because our financial statements are denominated in U.S. dollars, changes in currency exchange rates between the U.S. dollar and the currencies used by our international operations may have an impact on our earnings. We may enter into derivative financial instruments such as forward exchange contracts to reduce the effect of fluctuations in exchange rates on certain third-party sales transactions denominated in non-functional currencies. Currency fluctuations may affect our financial performance in the future, and we cannot predict the impact of future exchange rate fluctuations on our results of operations.

Risks Related to Regulation

Our failure to comply with the requirements of the International Traffic and Arms Regulations (“ITAR”) could have a material effect on our financial condition and results of operations.

We may, from time to time, receive technical data from third parties and/or test commodities subject to the ITAR, which is administered by the U.S. Department of State. Some of our services are subject to the ITAR, and we are required to maintain ITAR compliant policies and procedures. If we fail to comply with the requirements of the ITAR, resulting in a loss of ITAR Registration, then some of our customers may choose a different supplier for NDT services.

Our failure to comply with the regulations of OSHA, and other state and local agencies that oversee safety and transportation compliance could reduce our revenue, profitability and liquidity.

The Occupational Safety and Health Act of 1970, as amended, establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by OSHA and various recordkeeping, disclosure and procedural requirements. Various standards, including standards for notices of hazards and safety in excavation and demolition work, may apply to our operations. We incur capital and operating expenditures and other costs in the ordinary course of business in complying with OSHA and other state and local laws and regulations, and could incur penalties and fines in the future, including, in extreme cases, criminal sanctions.

While we invest substantial resources in occupational health and safety programs, the various industries in which we provide asset integrity solutions involve a high degree of operational risk, and there can be no assurance that we will avoid significant liability. Although we have taken what we believe to be appropriate precautions, we have had employee injuries in the past, and our employees may suffer additional injuries or fatalities in the future. Serious accidents of this nature may subject us to substantial penalties, civil litigation or criminal prosecution. Personal injury claims for damages, including for bodily injury or loss of life, could result in substantial costs and liabilities, which could materially and adversely affect our financial condition, results of operations or cash flows. In addition, if our safety record were to deteriorate, or if we suffered substantial penalties or criminal prosecution for violation of health and safety regulations, customers could cancel existing contracts and not award future business to us, which could materially adversely affect our liquidity, cash flows and results of operations. If we were not able to successfully resolve such issues, our ability to service our customers could be damaged, which could lead to a material adverse effect on our results of operations, cash flows and liquidity.

Unsatisfactory safety performance may subject us to penalties, affect customer relationships, result in higher operating costs, negatively impact employee morale and result in higher employee turnover.

Our business is subject to operational hazards due to the nature of the services that we provide and the conditions in which we operate, including electricity, fires, explosions, mechanical failures and weather-related incidents. NDT and RAT projects undertaken by us expose our employees to electrical lines, pipelines carrying potentially explosive or toxic materials, heavy equipment, transportation accidents, adverse weather conditions and the risk of damage to equipment and property. These hazards, among others, can cause personal injuries and loss of life, severe damage to or destruction of property and equipment and other consequential damages and could lead to suspension of operations and large damage claims which could, in some cases, substantially exceed the amount we charge for the associated services. Our safety processes and procedures are monitored by various agencies and ratings bureaus. The occurrence of accidents in the course of our business could result in significant liabilities, employee turnover, increase the costs of our projects or harm our ability to perform under our contracts or enter into new customer contracts, all of which could materially adversely affect our profitability and our financial condition.

We are subject to many laws and regulations in the jurisdictions in which we operate, and changes to such laws and regulations may result in additional costs and impact our operations.

We are committed to upholding the highest standards of corporate governance and legal compliance. We are subject to many laws and regulations in the jurisdictions in which we operate. We are also subject to various laws and regulations that apply specifically to U.S. public companies. These include the rules and regulations of any exchange on which our securities are listed, the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as the various regulations, standards and guidance put forth by the SEC and other governmental agencies to implement those laws. Compliance with these laws and regulations will increase our legal and financial compliance costs and make some of our activities more difficult, time-consuming or costly. For example, the Exchange Act requires us, among other things, to file annual, quarterly, and current reports with respect to our business and operating results. These additional requirements impose significant additional costs on us and may divert management’s attention and affect our ability to attract and retain qualified executive officers and board members. New laws, rules and regulations, or changes to existing laws or their interpretations, could create added legal and financial costs and uncertainty for us. In addition, our United Kingdom and Canadian operations are subject to laws and regulations that are in some cases different from those of the United Sates, including labor laws such as the U.K. Bribery Act, the Modern Slavery Act and laws and regulations governing information collected from employees, customers and others, specifically the UK General Data Protection Regulation. Our efforts to comply with evolving laws, regulations and reporting standards may increase our general and administrative expenses, divert management time and attention or limit our operational flexibility, all of which could have a material adverse effect on our financial position and results of operations.

If our intellectual property rights are unenforceable or become obsolete, or if new intellectual property rights held by a third party become the only or preferred way to perform services we offer, our competitive position could be adversely impacted.

We utilize a variety of intellectual property rights while performing our services. We view our portfolio of proprietary energized services tools and techniques and other process and design technologies as our competitive strengths, which we believe differentiate our service offerings. We may not be able to successfully preserve these intellectual property rights in the future, and these rights could be invalidated, circumvented or challenged. If we are unable to protect and maintain our intellectual property rights, or if intellectual property challenges or infringement proceedings succeed against us, our ability to differentiate our service offerings could be reduced. Further, if our intellectual property rights or work processes become obsolete, we may not be able to differentiate our service offerings and some of our competitors may be able to offer more attractive services to our customers, which could materially and adversely affect our business, financial condition, results of operations and cash flows. We may also license certain technologies from third parties, and there is a risk that our relationships with such licensors may terminate or expire or may be interrupted or harmed.

Our business depends upon the maintenance of our proprietary technologies and information.

We depend on the maintenance of our operating systems, some of which are bespoke. Many of our technologies and information, including trade secrets and internally developed and utilized operating software, are not subject to patent protection. We regularly enter into confidentiality agreements with our key employees, clients, potential clients and other third parties and limit access to and distribution of our trade secrets and other sensitive information. However, these measures may not be adequate to prevent misappropriation of our technologies or to assure that our competitors will not independently develop technologies that are substantially equivalent or superior to our technologies. In addition, the laws of other countries in which we operate may not protect our proprietary rights to the same extent as the laws of the U.S. We are also subject to the risk of adverse claims and litigation alleging infringement of intellectual property rights.

Our operations and properties are subject to extensive environmental, health and safety regulations.

We are subject to a variety of U.S. federal, state, local and international laws and regulations relating to the environment and worker health and safety, among other things. These laws and regulations are complex, change frequently, are becoming increasingly stringent, and can impose substantial sanctions for violations or require operational changes that may limit our services. We must conform our operations to comply with applicable regulatory requirements and adapt to changes in such requirements in all locations in which we operate. These requirements can be expected to increase the overall costs of providing our services over time. Some of our services involve handling or monitoring highly regulated materials, including radiation sources or hazardous wastes. Environmental laws and regulations generally impose limitations and standards for the characterization, handling, disposal, discharge or emission of regulated materials and require us to obtain permits and comply with various other requirements. The improper characterization, handling, or disposal of regulated materials or any other failure by us to comply with increasingly complex and strictly-enforced federal, state, local, and international environmental, health and safety laws and regulations or associated permits could subject us to the assessment of administrative, civil and/or criminal penalties, the imposition of investigatory or remedial obligations or capital expenditure requirements, or the issuance of injunctions that could restrict or prevent our ability to operate our business and complete contracted services. A defect in our services or faulty workmanship could result in an environmental liability if, as a result of the defect or faulty workmanship, a contaminant is released into the environment. In addition, the modification or interpretation of existing environmental, health and safety laws or regulations, the more vigorous enforcement of existing laws or regulations, or the adoption of new laws or regulations may also negatively impact industries in which our clients operate, which in turn could have a negative impact on us.

Interruptions in the proper functioning of our information systems could disrupt operations and cause increases in costs and/or decreases in revenues.

The proper functioning of our information systems is critical to the successful operation of our business. Although our information systems are protected through physical and software safeguards, our information systems are still vulnerable to natural disasters, power losses, telecommunication failures and other problems. If critical information systems fail or are otherwise unavailable, our business operations could be adversely affected.

We are subject to privacy and data security/protection laws in the jurisdictions in which we operate and may be exposed to substantial costs and liabilities associated with such laws and regulations.

The regulatory environment surrounding information security and privacy is increasingly demanding, with frequent imposition of new and changing requirements. Compliance with changes in privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes, which could have a material adverse effect on our financial condition and results of operations. In addition, the payment of potentially significant fines or penalties in the event of a breach or other privacy and information security laws, as well as the negative publicity associated with such a breach, could damage our reputation and adversely impact demand for our services and client relationships.

In the event of a cybersecurity incident, we could experience operational interruptions, incur substantial additional costs, become subject to legal or regulatory proceedings or suffer damage to our reputation.

In addition to the disruptions that may occur from interruptions in our information technology systems, cybersecurity threats and sophisticated and targeted cyberattacks pose a risk to our information technology systems and the systems that we design and install. We have established security policies, processes and defenses designed to help identify and protect against intentional and unintentional misappropriation or corruption of our information technology systems, disruption of our operations or the secure operation of the systems we install. Despite these efforts, our information technology systems may be damaged, disrupted or shut down due to attacks by unauthorized access, malicious software, computer viruses, undetected intrusion, hardware failures or other events, and in these circumstances our disaster recovery plans may be ineffective or inadequate. These breaches or intrusions could lead to business interruption, exposure of proprietary or confidential information, data corruption, damage to our reputation, exposure to legal and regulatory proceedings and other costs. Such events could have a material adverse impact on our financial condition, results of operations and cash flows. In addition, we could be adversely affected if any of our significant customers or suppliers experience any similar events that disrupt their business operations or damage their reputation. We maintain monitoring practices and protections of our information technology to reduce these risks and test our systems on an ongoing basis for potential threats. There can be no assurance, however, that our efforts will prevent the risk of a security breach of our databases or systems that could adversely affect our business.

Our business is subject to risks arising from climate change, including climate change legislation or regulations restricting emissions of “greenhouse gases,” changes in consumer preferences and technology and physical impacts of climate change, all of which could have a negative impact on our business and results of operations.

There has been an increased focus in the last several years on climate change in response to findings that emissions of carbon dioxide, methane and other greenhouse gases present an endangerment to public health and the environment. As a result, there have been a variety of regulatory developments, proposals or requirements and legislative initiatives that have been introduced in the United States and other parts of the world that are focused on restricting the emission of greenhouse gases and enhancing greenhouse gas emissions disclosure requirements, including the SEC’s proposed rule on climate change disclosure, increased fuel efficiency standards, carbon taxes or cap and trade systems, restrictive permitting and incentives for renewable energy. The adoption of new or more stringent legislation or regulatory programs limiting greenhouse gas emissions from clients, particularly those in refining and petrochemical industries, for whom we provide asset integrity services, or reducing the demand for those clients’ products, could in turn affect demand for our products and services. Additionally, some of our clients are modifying their plants and facilities and may adopt new technology in efforts to better align their operations and products with energy transition issues, but there is no assurance that such modified facilities or technological advancements will require the same level of services and products that we currently provide.

Scientists have concluded that increasing greenhouse gas concentrations in the atmosphere may produce physical effects of climate change, such as increased severity and frequency of storms, droughts, floods and other climate events. Such climate events have the potential to adversely affect our operations or those of our clients or suppliers, including by delaying our ability to provide asset integrity services because a customer is forced to postpone service due to weather, disrupting our supply chain and causing our suppliers to incur significant costs in responding to such impacts, which in turn could have a negative effect on us, including by adversely impacting our results of operations, financial condition and cash flows. Such events, if increasing in their severity and frequency, may also adversely affect our ability to insure against the risks associated with such events, thus leading to greater financial risk for us in the conduct of our operations against the backdrop of such events.

Risks Related to our Finances and Indebtedness

The terms of our indebtedness may limit our ability to borrow additional funds or capitalize on business opportunities. In addition, our debt level may limit our future financial and operating flexibility.

As of March 31, 2025, we had approximately $771.1 million of indebtedness outstanding under our Credit Facility (as defined below) and we had finance lease obligations outstanding of $27.5 million. As of March 31, 2025, we had approximately $230.7 million of liquidity available, including cash and cash equivalents and available borrowing capacity under our $75.0 million revolving credit facility, subject to continued covenant compliance.

The amount of our current or future indebtedness could have significant effects on our operations, including, among other things:

•        a significant portion of our cash flow will be dedicated to the payment of principal and interest on our indebtedness and may not be available for other purposes, including the payment of distributions on our common stock and capital expenditures;

•        credit rating agencies may view our debt level negatively;

•        covenants contained in our existing debt arrangements will require us to continue to meet financial tests that may adversely affect our flexibility in planning for and reacting to changes in our business;

•        Our ability to obtain additional financing for working capital, capital expenditures, acquisitions and general partnership purposes may be limited;

•        We may be at a competitive disadvantage relative to similar companies that have less debt; and

•        We may be more vulnerable to adverse economic and industry conditions as a result of our significant debt level.

The $775.0 million term loan and $75.0 million revolving credit facility that we entered into on July 30, 2024 (together, the “Credit Facility”) prohibits distributions on, or purchases or redemptions of, securities if any default or event of default is continuing. In addition, the Credit Facility contains various covenants limiting our ability to, among other things, incur indebtedness if certain financial ratios are not maintained, grant liens, engage in transactions with affiliates, enter into sale-leaseback transactions, and sell substantially all of our assets or enter into a Merger or consolidation. The Credit Facility also treats a change of control as an event of default and also requires us to maintain a certain debt coverage ratio.

Our ability to access capital markets to raise capital on favorable terms will be affected by our debt level, our operating and financial performance, the amount of our current maturities and debt maturing in the next several years, and by prevailing credit market conditions. Moreover, if lenders or any future credit rating agency downgrade our credit rating, then we could experience increases in our borrowing costs, face difficulty accessing capital markets or incurring additional indebtedness or suffer a reduction in the market price of our common stock. If we are unable to access the capital markets on favorable terms at the time a debt obligation becomes due in the future. The price and terms upon which we might receive such extensions or additional bank credit, if at all, could be more onerous than those contained in existing debt agreements. Any such arrangements could, in turn, increase the risk that our leverage may adversely affect our future financial and operating flexibility and thereby impact our ability to pay cash distributions at expected rates.

We maintain the Credit Facility with a syndicate of financial institutions which include certain covenants and limitations on our operations.

We and certain of our direct and indirect subsidiaries are parties to the Credit Facility. The Credit Facility is secured by a first priority lien over substantially all of our assets, including a pledge of 100% of the capital stock of our U.S. and Canadian subsidiaries, and is guaranteed by our U.S. and Canadian subsidiaries.

We are required to comply with specified financial and operating covenants and to make scheduled repayments under the Credit Facility, which may limit our ability to operate our business. Our failure to comply with any of these covenants or to meet any payment obligations under the Credit Facility could result in an event of default which, if not cured or waived, would result in any amounts outstanding, including any accrued interest and unpaid fees, becoming immediately due and payable. We might not have sufficient working capital or liquidity to satisfy any repayment obligations in the event of an acceleration of those obligations. In addition, if we are not in compliance with the financial and operating covenants at the time that we wish to borrow funds, we will be unable to borrow funds.

We may incur substantial additional indebtedness, which could further exacerbate the risks that we may face going forward.

Subject to the restrictions in the Credit Facility, we may incur substantial additional indebtedness (including secured indebtedness). Although the Credit Facility contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to waiver and a number of significant qualifications and exceptions, and indebtedness incurred in compliance with these restrictions could be substantial.

Any material increase in our level of indebtedness may have several important effects on our future operations, including, without limitation:

•        we would have additional cash requirements in order to support the payment of interest on our outstanding indebtedness;

•        increases in our outstanding indebtedness and leverage would increase our vulnerability to adverse changes in general economic and industry conditions, as well as to competitive pressure; and

•        depending on the levels of our outstanding indebtedness, our ability to obtain additional financing for working capital, capital expenditures and general purposes could be limited.

Interest payments for borrowings on the Credit Facility are based on floating rates. As a result, an increase in interest rates will reduce our cash flow available for other corporate purposes.

Rising interest rates also could limit our ability to refinance existing indebtedness when it matures and increase interest costs on any indebtedness that is refinanced. We may from time to time enter into agreements such as floating-to-fixed interest rate swaps, caps, floors and other hedging contracts in order to fully or partially hedge against the cash flow effects of changes in interest rates for floating rate debt. These agreements expose us to the risk that other parties to the agreements will not perform or that the agreements will be unenforceable.

We may need additional capital in the future for working capital, capital expenditures or acquisitions, and we may not be able to access capital on favorable terms, or at all, which would impair our ability to operate our business or achieve our growth objectives.

Our ability to generate cash is essential for the funding of our operations and the servicing of our debt. If existing cash balances together with the borrowing capacity under our credit facilities were not sufficient to make future investments, make acquisitions or provide needed working capital, we may require financing from other sources. Our ability to obtain such additional financing in the future will depend on a number of factors including prevailing capital market conditions, conditions in our industry, and our operating results. These factors may affect our ability to arrange additional financing on terms that are acceptable to us. If additional funds were not available on acceptable terms, we may not be able to make future investments, take advantage of acquisitions or pursue other opportunities.

Our financial results are based, in part, upon estimates and assumptions that may differ from actual results. In addition, changes in accounting principles may cause unexpected fluctuations in our reported financial information.

In preparing our consolidated financial statements in conformity with U.S. GAAP, our management makes a number of estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. These estimates and assumptions must be made because certain information used in the preparation of our consolidated financial statements is either dependent on future events or cannot be calculated with a high degree of precision from data available. In some cases, these estimates are particularly uncertain, and we must exercise significant judgment. Actual results could differ materially from the estimates and assumptions that we use, which could have a material adverse effect on our results of operations, cash flows and liquidity.

In addition, accounting rules and regulations are subject to review and interpretation by the Financial Accounting Standards Board (the “FASB”), the SEC and various other governing bodies. A change in U.S. generally accepted accounting principles (“GAAP”) could have a significant effect on our reported financial results. Additionally, the adoption of new or revised accounting principles could require that we make significant changes to our systems, processes and controls. We cannot predict the effect of future changes to accounting principles, which could have a significant effect on our reported financial results and/or our results of operations, cash flows and liquidity.

If we fail to establish and maintain an effective system of internal controls, we may not be able to report our financial results accurately and timely, which could harm our business and adversely affect the value of our business.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations and the listing standards of the NYSE. Accordingly, we are required to establish and maintain internal controls over financial reporting and disclosure controls and procedures and to comply with other requirements. Even when such controls are implemented, management will not be able to guarantee that our internal controls and disclosure controls and procedures will prevent all possible errors. Because of the inherent limitations in all control systems, no system of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our business have been detected. These inherent limitations include the possibility that judgments in decision-making can be faulty and subject to simple error or mistake. Furthermore, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any system of controls may not succeed in achieving our stated goals under all potential future conditions. Over time, measures of control may become inadequate because of changes in conditions or the degree of compliance with policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

We identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price.

In connection with the preparation of our consolidated financial statements for the years ended December 31, 2024 and 2023, we identified material weaknesses in our internal control over financial reporting, which as of March 31, 2025, have yet to be remediated.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. We are required to design and maintain adequate internal control over financial reporting in order to comply with the SEC’s rules and regulations. Prior to December 16, 2024, we and our independent registered public accounting firm were not required to and did not perform an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024 and 2023.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. We cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. If we fail to remediate any material weaknesses or if we otherwise fail to establish and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.

As indicated above, we recently identified material weaknesses in our internal control over financial reporting and concluded that we had not designed and maintained an effective control environment commensurate with our financial reporting requirements. Specifically, we lacked a sufficient complement of resources with (i) an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately, and (ii) an appropriate level of knowledge and experience to establish effective processes and controls. This material weakness contributed to the following two additional material weaknesses:

•        we did not design and maintain effective controls related to the year-end financial reporting process, including designing and maintaining formal accounting policies, procedures and controls to achieve complete, accurate and timely financial accounting, reporting and disclosures; further, we did not design and maintain controls over the preparation and review of account reconciliations and journal entries, including maintaining appropriate segregation of duties.

These material weaknesses resulted in the misstatement of our provision (benefit) for income taxes and deferred tax liabilities and related financial statement disclosures which resulted in the restatement of our financial statements for the predecessor period from January 1, 2024 to July 29, 2024. These material weaknesses also resulted in immaterial audit adjustments to our current and previously issued consolidated financial statements in the following financial statement line items: Accounts receivable; Accounts payable; Accrued expenses and other current liabilities; Deferred tax liabilities; Lease obligations; Service revenue; Cost of revenue; Selling, general and administrative expenses; and Interest expense. Additionally, these material weaknesses could result in a misstatement of substantially all of the Company’s accounts or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

•        we did not design and maintain effective information technology (“IT”) general controls for information systems that are relevant to the preparation of our financial statements. Specifically, we did not design and maintain:

•        User access controls to ensure appropriate segregation of duties and to adequately restrict user and privileged access to appropriate personnel;

•        Program change management controls to ensure that information technology program and data changes are identified, tested, authorized, and implemented appropriately;

•        Computer operations controls to ensure that processing and transfer of data, and data backups and recovery are monitored; and

•        Program development controls to ensure that new software development is tested, authorized and implemented appropriately.

These IT deficiencies did not result in a material misstatement to the financial statements, however, the deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected. Accordingly, management has determined these deficiencies in the aggregate constitute a material weakness.

Management is in the process of developing a remediation plan for the material weaknesses that have been identified. The material weaknesses will not be considered remediated until management designs and implements effective controls that operate for a sufficient period of time and management has concluded, through testing, that these controls are effective. We will monitor the effectiveness of our remediation plans and will make changes management determines to be appropriate.

If we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be adversely affected and we could become subject to litigation or investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to us will make our securities less attractive to investors.

We qualify as an “emerging growth company” as defined in the JOBS Act. As such, we may take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (iii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. As a result, our stockholders may not have access to certain information they deem important. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year (a) in which we have total annual gross revenue of at least $1.235 billion or (b) in which we are deemed to be a large accelerated filer, which means the market value of our common stock held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The JOBS Act provides, however, that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. We have elected to opt out of such extended transition period. As a result, we will adopt new or revised accounting standards on the same timeline as other public companies, and we will not be able to revoke such election.

We cannot predict if investors will find our securities less attractive because of our status as an emerging growth company and reliance on related exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and our stock price may be more volatile.

Risks Related to Ownership of our Securities

We may be required to issue additional shares of common stock pursuant to the terms of the Acuren Preferred Stock which would dilute the holdings of investors.

There are currently 1,000,000 shares of Acuren Preferred Stock outstanding. We may be required to issue additional shares of common stock pursuant to the terms of the Acuren Preferred Stock which would dilute the holdings of investors.

The Acuren Preferred Stock is convertible into shares of common stock on a one-for-one basis at any time at the option of the holder and will be automatically converted into shares of common stock (subject to certain adjustments in certain circumstances either as our directors may determine or otherwise as determined in accordance with the terms of the Acuren Preferred Stock) upon the earlier of (i) immediately following the Change of Control Dividend Date (as defined in our certificate of incorporation) and (ii) December 31, 2034. In addition, once the Average Price (as defined in our certificate of incorporation) (subject to adjustment in accordance with our certificate of incorporation) for any ten consecutive trading days is at least $11.50, the holders of the Acuren Preferred Stock will be entitled to receive in aggregate the Annual Dividend Amount (as defined in our certificate of incorporation) in respect of each Dividend Period (as defined in our certificate of incorporation), payable in shares of common stock. The Annual Dividend Amount (as defined in our certificate of incorporation) will be paid on the relevant payment date by the issue of such number of shares of common stock as is equal to the Annual Dividend Amount divided by the Average Price per share of common stock for the last 10 consecutive trading days of the relevant Dividend Period (the “Dividend Price”).

In the first Dividend Period in which such dividend becomes payable, the Annual Dividend Amount will be equal in value to (i) 20% of the increase in the value of one share of common stock, such increase being calculated as the difference between $10.00 and the Dividend Price, multiplied by (ii) the Preferred Shares Dividend Equivalent (as defined in our certificate of incorporation). In subsequent years, the Annual Dividend Amount will be calculated based on the appreciated Dividend Price compared to the highest Dividend Price previously used in calculating the Annual Dividend Amount.

In the event of (i) an acquisition of control by any person or party (or by any group of persons or parties who are acting in concert) whether by Merger, consolidation or otherwise or (ii) any sale, lease or exchange of all or substantially all of our property and assets, including its goodwill and its corporate franchises (a “Change of Control”), the holders of the Acuren Preferred Stock will be entitled to receive, in the aggregate, a one-time dividend, equal to the Change of Control Dividend Amount payable in common stock. The “Change of Control Dividend Amount” will be equal to the aggregate amount determined by adding together each Annual Dividend Amount that would have been payable for each Dividend Period (or part thereof) occurring during a Change of Control Dividend Period assuming, among other things, a Dividend Price for each Dividend Period (or part thereof) in the Change of Control Dividend Period equal to the Change of Control Price increasing by eight percent (8%) per annum (compounded annually) for each such Dividend Period (or part thereof).

The precise number of shares of common stock that may be required to be issued pursuant to the terms of the Acuren Preferred Stock cannot be ascertained at this time as a result of dividends that may be payable in common stock.

The issue of shares of common stock in connection with the payment of the Annual Dividend Amount or Change of Control Dividend Amount will reduce (by the applicable proportion) the percentage stockholdings of those stockholders holding common stock prior to such issuance. This does not take into account any dilution which may occur as a result of any other issuance of common stock pursuant to the other terms of the Acuren Preferred Stock and assumes that there is no adjustment (pursuant to the constitute documents) to the rate at which the Acuren Preferred Stock convert into common stock.

The issuance of common stock pursuant to the terms of the Acuren Preferred Stock may reduce any net return derived from holding common stock compared to any such net return that might otherwise have been derived had we not issued common stock in connection with the payment of the Annual Dividend Amount or upon the conversion of the Acuren Preferred Stock.

Our current directors may allocate their time to other businesses, leading to potential conflicts of interest in their determination as to how much time to allocate to our affairs.

None of the current directors, other than Mr. Pizzey, are required to commit their full time or any specified amount of time to our affairs, which could create a conflict of interest when allocating their time between our operations and their other commitments. If the directors’ other business affairs require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to our affairs and could have a negative impact on our ability to operate the business. In addition, Sir Martin E. Franklin, Mr. Robert A.E. Franklin, Mr. James E. Lillie and certain other individuals affiliated with Mariposa Acquisition IX, LLC (the “Founder Entity”, and such individuals, the “Founders”), our directors or one or more of their affiliates may provide services to our business. However, there is no formal agreement between us and such entities with respect to the provision of such services or the commitment of any specified amount of time to our business, other than the Consulting Services Agreement with Mariposa Capital, LLC, an affiliate of Sir Martin. We cannot provide any assurance that these conflicts will be resolved in our favor. In addition, although the directors must act in our best interests and owe certain fiduciary duties to us, they are not (or will not be) necessarily obligated under Delaware law to present us with business opportunities.

We cannot confirm that our Founders or any of our directors will not become involved in one or more other business opportunities that could present conflicts of interest in respect of the time they allocate to our business. In addition, our conflict of interest procedures may require or allow our Founders, directors and officers and certain of their affiliates to present certain acquisition opportunities to other companies before they present them to us.

We do not currently intend to pay dividends on our common stock, consequently, your ability to achieve a return on your investment will depend on appreciation of the value of our common stock.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not intend to declare or pay any dividends on the common stock in the foreseeable future. Moreover, the terms of the Credit Facility may restrict our ability to pay dividends on the common stock, and any additional debt we may incur in the future may include similar restrictions. As a result, and for the foreseeable future, stockholders must rely on sales of their common stock after price appreciation as the only way to realize any future gains on their investment.

You may not be able to realize returns on your investment in our securities within a period that you would consider to be reasonable.

Investments in our securities may be relatively illiquid. There may be a limited number of investors and this factor, together with the number of shares of common stock and Acuren’s warrants (the “Warrants”) outstanding, may contribute both to infrequent trading in our securities and to volatile market price movements. Investors should not expect that they will necessarily be able to realize their investment in our securities within a period that they would regard as reasonable. Accordingly, the common stock and Warrants may not be suitable for short-term investment. Even if an active trading market develops, the market price for the shares of common stock may fall below the price at which they were purchased.

We may issue additional series of preferred stock in the future, and the terms of such preferred stock may reduce the value of our existing securities.

Our certificate of incorporation authorizes us to issue up to 5,000,000 shares of preferred stock, par value $0.0001 per share, of the Company. As of March 31, 2025, we had outstanding 1,000,000 shares of Acuren Preferred Stock. We may issue additional shares or series of preferred stock in the future, and the terms of such preferred stock may reduce the value of the shares of common stock, shares of Acuren Preferred Stock and Warrants.

The Board of Directors is authorized to create and issue one or more additional series of preferred stock, and, with respect to each series, to fix the number of shares constituting the series and the designation of such series, the powers (including voting powers), if any, of the shares of such series and the preferences and relative, participating, optional, special or other rights, if any, and the qualifications, limitations or restrictions, if any, of the shares of such series, in each case without stockholder approval. If we create and issue one or more additional series of preferred stock, it could affect your rights or reduce the value of your investment in our securities. The Board of Directors could, without stockholder approval, issue preferred stock with voting and other rights that could dilute the voting power of the holders of our common stock, and which could have certain anti-takeover effects.

We will be required to issue additional shares of common stock upon the exercise of the Warrants which may dilute your interests in the common stock.

The terms of the Warrants provide for the issuance of common stock upon any exercise of the Warrants. Each Warrant entitles the holder to one-fourth of a share of common stock at $11.50 per whole common stock (subject to adjustment in accordance with the terms and conditions of the Amended and Restated Warrant Instrument (the “Warrant Instrument”)). Based on the number of Warrants outstanding as of March 31, 2025, the maximum remaining number of shares of common stock that we may be required to issue pursuant to the terms of the Warrants, subject to adjustment in accordance with the terms and conditions of the Warrant Instrument, is 4,566,219. The exercise of the Warrants will result in dilution of the value of a stockholder’s interest in our common stock if the value of a share of common stock exceeds the exercise price payable on the exercise of a Warrant at the relevant time.

The potential for the issuance of additional common stock pursuant to exercise of the Warrants could have an adverse effect on the market price of the common stock.

There is no guarantee that the Warrants will be in the money at a time when they are exercisable, and they may expire worthless. In addition, the terms of the Warrants may be amended without the consent of all holders.

The exercise price for the Warrants is $11.50 per share (subject to adjustment in accordance with the terms of the Warrant Instrument and related agreements). There is no guarantee that the Warrants will be in the money, and as such, the Warrants may expire worthless.

In addition, the Warrant Instrument provides that we may amend the terms of the Warrants in a manner adverse to a holder if holders of at least 75% of the then outstanding Warrants approve of such amendment. Although our ability to amend the terms of the Warrants with the consent of holders of at least 75% of the then outstanding Warrants will be unlimited, examples of such amendments could include amendments to, among other things, increase the exercise price of the Warrants, shorten the exercise period or decrease the number of common stock purchasable upon exercise of a Warrant.

The Warrants may be mandatorily redeemed prior to their exercise at a time that is disadvantageous to holders, thereby making the Warrants worthless.

The Warrants are subject to mandatory redemption at $0.01 per Warrant if at any time the average price per share of common stock equals or exceeds $18.00 (subject to any prior adjustment in accordance with the terms and conditions set out in the Warrant) for a period of ten consecutive trading days.

Mandatory redemption of the outstanding Warrants could force holders of Warrants:

•        to exercise their Warrants and pay the exercise price therefor at a time when it may be disadvantageous for them to do so;

•        to sell their Warrants at the then-current market price when they might otherwise wish to hold their Warrants; or

•        to accept the nominal redemption price which, at the time the outstanding Warrants are called for redemption, is likely to be substantially less than the market value of their Warrants.

There can be no assurance that we will be able to make returns for stockholders in a tax-efficient manner.

We have made certain assumptions regarding taxation in connection with the structuring of our business. However, if these assumptions are not correct, taxes may be imposed in excess of taxes that were anticipated. This could reduce the amount of post-tax returns. Any change in laws or tax authority practices could also adversely affect any post-tax returns to investors. In addition, we may incur costs in taking steps to mitigate any such adverse effect on the post-tax returns to investors

Other Risk Factors Relating to NV5

As a result of entering into the Merger Agreement, NV5’s business is and will be subject to the risks described above under “— Risk Factors Relating to the Merger.” In addition, NV5 is, and following completion of the Merger, Acuren will be, subject to the risks described in NV5’s most recent Annual Report on Form 10-K (as amended) as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which are filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” for the location of information incorporated by reference into this joint proxy statement/prospectus.

ACUREN MEETING

General

This joint proxy statement/prospectus is being provided to Acuren stockholders as part of a solicitation of proxies by the Acuren Board for use at the Acuren Meeting and at any adjournments or postponements of such special meeting. This joint proxy statement/prospectus provides Acuren stockholders with important information about the Acuren Meeting and should be read carefully in its entirety.

Date, Time and Place of the Acuren Meeting

Acuren Meeting will be held on July 31, 2025 at 9:30 a.m., Eastern Time. The Acuren Meeting will be a virtual meeting conducted via live audio webcast, which you can attend by visiting www.virtualshareholdermeeting.com/TIC2025. You will not be able to attend the Acuren Meeting physically. You may participate, vote and examine Acuren’s stockholder list at the Acuren Meeting by visiting www.virtualshareholdermeeting.com/TIC2025 and using the control number found on your proxy card or in the instructions that accompanied your proxy materials.

Purpose of the Acuren Meeting

The Acuren Meeting is being held to consider and vote on the following proposals:

Proposal 1 (Acuren Stock Issuance Proposal): to approve the issuance of shares of Acuren Common Stock to NV5 stockholders in connection with the Merger Agreement in accordance with the applicable requirements of the New York Stock Exchange;

Proposal 2 (Director Election Proposal): to vote on a proposal to elect eight directors for a one-year term expiring at the 2026 annual meeting of stockholders;

Proposal 3 (Auditor Ratification Proposal): to vote on a proposal to ratify the appointment of PricewaterhouseCoopers LLP as Acuren’s independent registered public accounting firm for the fiscal year ending December 31, 2025;

Proposal 4 (ESPP Proposal): to vote on a proposal to approve the Acuren 2025 Employee Stock Purchase Plan; and

Proposal 5 (Acuren Adjournment Proposal): to vote on a proposal to approve any adjournment of the Acuren Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event there are insufficient votes for, or otherwise in connection with, the approval of the Acuren Stock Issuance Proposal.

For the avoidance of doubt, the approval of the Director Election Proposal, Auditor Ratification Proposal, ESPP Proposal and the Acuren Adjournment Proposal by the holders of Acuren Common Stock and Acuren Preferred Stock is not a condition to the closing of the Merger or otherwise required to effectuate the Merger.

Recommendation of the Acuren Board

The Acuren Board unanimously recommends that Acuren stockholders vote:

Proposal 1 (Acuren Stock Issuance Proposal):    “FOR”;

Proposal 2 (Director Election Proposal):    “FOR” each director nominee;

Proposal 3 (Auditor Ratification Proposal):    “FOR”;

Proposal 4 (ESPP Proposal):    “FOR”; and

Proposal 5 (Acuren Adjournment Proposal):    “FOR”.

This joint proxy statement/prospectus contains important information regarding these proposals and factors that Acuren stockholders should consider when deciding how to cast their votes. Acuren stockholders are encouraged to read the entire document carefully, including the annexes attached to and documents incorporated by reference into this joint proxy statement/prospectus, for more detailed information regarding the Merger Agreement, including the Acuren Stock Issuance Proposal.

Voting by Directors and Executive Officers

On the Acuren Record Date, there were 121,476,215 shares of Acuren Common Stock and 1,000,000 shares of Acuren Preferred Stock outstanding. On the Acuren Record Date, Acuren directors and executive officers, and their affiliates, as a group, beneficially owned and were entitled to vote 20,290,000 shares of Acuren Common Stock, or approximately 16.6% of the issued and outstanding shares of Acuren Common Stock. Although none of them has entered into any agreement obligating them to do so as a director or executive officer of Acuren, Acuren currently expects that all of its directors and executive officers will vote their shares “FOR” the Acuren Stock Issuance Proposal, “FOR” each of the director nominees, “FOR” the Auditor Ratification Proposal, “FOR” the ESPP Proposal, and “FOR” the Acuren Adjournment Proposal.

Acuren Voting Agreements

In connection with the execution of the Merger Agreement, on May 14, 2025, Mariposa Acquisition IX, LLC and certain entities managed by Viking Global Investors LP, stockholders of Acuren that collectively hold approximately 44.7% of Acuren Common Stock, entered into the Acuren Voting Agreements with respect to the voting of Acuren Common Stock and Acuren Preferred Stock.

Attendance at the Acuren Meeting

Only holders of record of Acuren Common Stock and Acuren Preferred Stock on the Acuren Record Date, beneficial owners of Acuren Common Stock and Acuren Preferred Stock on the Acuren Record Date, holders of valid proxies for the Acuren Meeting, and invited guests of Acuren may attend the Acuren Meeting, which will be held virtually.

Acuren stockholders will be able to attend, vote their shares, and submit questions during the Acuren Meeting via a live audio webcast available by visiting the following website: www.virtualshareholdermeeting.com/TIC2025. To join the Acuren Meeting, Acuren stockholders will need the control number included on their proxy card or on the instructions that accompanied their proxy materials. Acuren stockholders with shares held in the name of their brokers, banks or other nominees must bring an account statement or letter from the nominee indicating beneficial ownership on the Acuren Record Date. Cameras, recording devices, cell phones and other electronic devices may not be used during the special meeting. Acuren stockholders should allow ample time for check-in procedures.

Acuren Record Date

The Acuren Board has fixed the close of business on June 30, 2025 as the Acuren Record Date for the determination of the Acuren stockholders entitled to receive notice of, and to vote at, the Acuren Meeting. The Acuren stockholders of record on the Acuren Record Date are the only Acuren stockholders that are entitled to receive notice of, and to vote at, the Acuren Meeting or any adjournments or postponements of the Acuren Meeting.

Outstanding Shares as of Acuren Record Date and Voting Rights of Acuren Stockholders

On the Acuren Record Date, there were 121,476,215 shares of Acuren Common Stock outstanding, held by 625 holders of record. Each outstanding share of Acuren Common Stock entitles its holder of record to one vote on each matter to be considered at the Acuren Meeting. Acuren stockholders are entitled to vote on each proposal presented. A complete list of registered Acuren stockholders entitled to vote at the Acuren Meeting will be available for inspection at Acuren’s principal executive offices at 14434 Medical Complex Drive, Suite 100, Tomball, Texas 77377, during ordinary business hours for a period of no less than ten days before the Acuren Meeting. The list of stockholders will also be available to stockholders during the Acuren Meeting through the link www.virtualshareholdermeeting.com/TIC2025.

Quorum; Abstentions and Broker Non-Votes

In order for business to be conducted at the Acuren Meeting, a quorum must be present. A quorum at the Acuren Meeting constitutes the holders of a majority of the voting power of the outstanding shares of Acuren Common Stock and Acuren Preferred Stock entitled to vote at the meeting, present in person or represented by proxy. Abstentions and shares represented by broker non-votes will be considered present and entitled to vote at the Acuren Meeting for the purpose of determining the presence of a quorum, although Acuren does not expect to receive any broker non-votes on the Auditor Ratification Proposal because it is considered routine under the current applicable rules, and therefore banks, brokers or other nominees have discretionary authority to vote on the Auditor Ratification Proposal.

Adjournment

The Acuren Adjournment Proposal will be presented to the Acuren stockholders in the event that there are not sufficient votes at the time of the Acuren Meeting to approve the Acuren Stock Issuance Proposal or otherwise in accordance with the terms of the Merger Agreement. At any subsequent reconvening of the Acuren Meeting at which a quorum shall be present or represented, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the Acuren Meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting.

Under the Merger Agreement, Acuren is required to adjourn or postpone the Acuren Meeting to the extent necessary to ensure that any legally required supplement or amendment to this joint proxy statement/prospectus is provided to the Acuren stockholders or if, as of the time the Acuren Meeting is scheduled, there are insufficient shares of Acuren Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Acuren Meeting. See the section entitled “The Merger Agreement — Efforts to Hold the Acuren and NV5 Special Meetings — Acuren Meeting.”

Vote Required

The votes required for each proposal are as follows:

Proposal 1 (Acuren Stock Issuance Proposal).    The affirmative vote of a majority of votes cast by the holders of the shares of Acuren Common Stock and Acuren Preferred Stock, voting together as a single class, present in person or represented by proxy is required to approve the Acuren Stock Issuance Proposal, provided a quorum is present. Accordingly, assuming a quorum is present, an Acuren stockholder’s failure to vote by proxy, or an abstention from voting, and a broker non-vote will have no effect on the Acuren Stock Issuance Proposal.

Proposal 2 (Director Election Proposal).    The affirmative vote of a majority of votes cast by the holders of the shares of Acuren Common Stock and Acuren Preferred Stock, voting together as a single class, present in person or represented by proxy is required to approve the Director Election Proposal. Accordingly, an Acuren stockholder’s failure to vote by proxy, or an abstention from voting, and a broker non-vote will have no effect on the Director Election Proposal.

Proposal 3 (Auditor Ratification Proposal).    The affirmative vote of a majority of votes cast by the holders of the shares of Acuren Common Stock and Acuren Preferred Stock, voting together as a single class, present in person or represented by proxy is required to approve the Auditor Ratification Proposal. The Auditor Ratification Proposal is considered a routine matter and brokers have the authority to vote shares for which their customers do not provide voting instructions on “routine” matters. An Acuren stockholder’s failure to vote by proxy, or an abstention from voting, and a broker non-vote will have no effect on the Auditor Ratification Proposal.

Proposal 4 (ESPP Proposal).    The affirmative vote of a majority of votes cast by the holders of the shares of Acuren Common Stock and Acuren Preferred Stock, voting together as a single class, present in person or represented by proxy is required to approve the ESPP Proposal. Accordingly, an Acuren stockholder’s failure to vote by proxy, or an abstention from voting, and a broker non-vote will have no effect on the ESPP Proposal.

Proposal 5 (Acuren Adjournment Proposal).    The affirmative vote of a majority of votes cast by the holders of the shares of Acuren Common Stock and Acuren Preferred Stock, voting together as a single class, present in person or represented by proxy is required to approve the Acuren Adjournment Proposal. Accordingly, an Acuren stockholder’s failure to vote by proxy, or an abstention from voting, and a broker non-vote will have no effect on the Acuren Adjournment Proposal.

The Merger cannot be completed without the approval of the Acuren Stock Issuance Proposal. The approval of the Director Election Proposal, Auditor Ratification Proposal, ESPP Proposal and the Acuren Adjournment Proposal is not a condition to the closing of the Merger or otherwise required to effectuate the Merger.

How to Vote

Acuren stockholders of record on the Acuren Record Date may have their shares of Acuren Common Stock voted by submitting a proxy by following the instructions provided on the enclosed proxy card. Acuren recommends that Acuren stockholders entitled to vote submit a proxy prior to the Acuren Meeting even if they plan to attend the Acuren Meeting.

Acuren stockholders as of the Acuren Record Date may vote by any of the three methods listed below.

 Internet.    Acuren stockholders may vote on the internet before the meeting at www.proxyvote.com. This website also allows electronic proxy voting using smartphones, tablets and other web-connected mobile devices (additional charges may apply pursuant to the Acuren stockholders’ service provider plans). By voting on the internet, Acuren stockholders can request electronic delivery of future proxy materials. Internet voting facilities for stockholders of record will be available 24 hours a day and will close at 11:59 p.m. (Eastern Time) on July 30, 2025.

 Telephone.    Acuren stockholders may vote by telephone by following the instructions on the voting instruction form, or on the proxy card, if one is received by mail. Easy-to-follow voice prompts facilitate voting and provide confirmations that votes have been properly recorded. Telephone voting facilities for stockholders of record will be available 24 hours a day and will close at 11:59 p.m. (Eastern Time) on July 30, 2025.

 Mail.    Acuren stockholders that received proxy cards by mail may vote by mail by completing, signing, dating and returning the proxy card in the pre-addressed, postage-paid envelope provided. If an Acuren stockholder votes by mail but the proxy card is returned unsigned, then such vote cannot be counted. If an Acuren stockholder votes by mail and the returned proxy card is signed, but there is no indication of how to vote, the proxy will be voted as recommended by the Acuren Board. If mailed, completed and signed proxy cards must be received by July 30, 2025.

 Meeting.    Acuren stockholders of record who attend the Acuren Meeting online have the right to vote online at the Acuren Meeting. Acuren beneficial owners who wish to vote at the Acuren Meeting will need a legal proxy from their bank, broker, or other nominee authorizing them to vote those shares online at the Acuren Meeting.

The Acuren Board recommends that voting by using one of the first three methods discussed above. Using one of the first three methods discussed above to vote will not limit an Acuren stockholder’s right to vote at the Acuren Meeting if the Acuren stockholder later decides to attend Acuren Meeting online.

Acuren stockholders who hold their shares of Acuren Common Stock beneficially in “street name” and wish to submit a proxy must provide instructions to the bank, broker or other nominee that holds their shares of record as to how to vote their shares with respect to the Acuren Stock Issuance Proposal. If your shares of Acuren Common Stock are held in street name and your voting instruction form indicates that you may vote those shares through the www.virtualshareholdermeeting.com/TIC2025 website, then you may access, participate in, and vote at the Acuren Meeting with the 16-digit control number indicated on that voting instruction form. Otherwise, if you cannot locate your control number, Acuren stockholders who hold their shares of Acuren Common Stock in street name should contact their bank, broker, or other nominee (preferably at least five days before the Acuren Meeting) and obtain their 16-digit control number in order to be able to attend, participate in, or vote at the Acuren Meeting.

Proxies and Revocation

Acuren stockholders may revoke a proxy before the voting polls are closed at the Acuren Meeting, by the following methods:

•        voting at a later time by internet or telephone until 11:59 p.m. (Eastern Time) on July 30, 2025;

•        voting online at the Acuren Meeting;

•        delivering to the Acuren Corporate Secretary a proxy with a later date or a written revocation of the most recent proxy.

Acuren stockholders that hold their shares in street name (for example, shares held in the name of a bank, broker or other holder of record) and vote by proxy may later revoke such proxy by informing the holder of record in accordance with that entity’s procedures.

Solicitation of Proxies

Acuren will bear all costs of solicitation related to the Acuren Meeting. In addition to sending and making available these materials, some of Acuren’s directors, officers and other employees may solicit proxies by contacting Acuren stockholders via the internet, by mail, personal interview or telephone. None of Acuren’s officers or employees will receive any extra compensation for soliciting Acuren stockholders. Acuren may also request banking institutions, brokerage firms, custodians, nominees and fiduciaries to forward solicitation material to the beneficial owners of the common stock that those companies or persons hold of record, and Acuren will reimburse the forwarding expenses. In addition, Acuren has retained Georgeson LLC to assist in soliciting proxies and have agreed to pay Georgeson LLC a fee equal to $15,000 plus out of pocket expenses. Acuren will bear all costs of solicitation.

No Dissenters’ or Appraisal Right

Under the DGCL, as well as the governing documents of Acuren, Acuren stockholders are not entitled to dissenters’ or appraisal rights in connection with the Acuren Stock Issuance as contemplated by the Merger Agreement.

Other Matters

At this time, Acuren knows of no other matters to be submitted at the Acuren Meeting.

Householding of Acuren Meeting Materials

One copy of this joint proxy statement/prospectus and notice will be sent to Acuren stockholders that share an address, unless they have notified Acuren that they want to continue receiving multiple packages. Each Acuren stockholder in the household will continue to receive a separate proxy card. This process, known as “householding,” reduces the volume of duplicate information received at a household and helps to reduce Acuren’s expenses. A copy will also be sent upon written or oral request to any Acuren stockholder of a shared address to which a single copy was delivered. If two or more Acuren stockholders with a shared address are currently receiving only one copy, then they may request to receive multiple packages in the future, or if an Acuren stockholder is currently receiving multiple packages, then the Acuren stockholder may request to receive a single copy in the future. Such requests may be made by writing to Investor Relations, Acuren Corporation, 14434 Medical Complex Drive, Suite 100, Tomball, Texas 77377 or by calling (800) 218-7450.

Communication with Acuren’s Board

Any stockholder or other interested party who desires to contact any member of the Acuren Board (or the Acuren Board as a group) may do so in writing to the following address:

Co-Chairmen of the Board
Acuren Corporation
c/o Corporate Secretary
14434 Medical Complex Drive, Suite 100
Tomball, TX 77377
United States

The Acuren Board has directed its Corporate Secretary to forward stockholder communications to its Chairmen and any other director to whom the communications are directed. In order to facilitate an efficient and reliable means for directors to receive all legitimate communications directed to them regarding Acuren’s governance or operations, its Corporate Secretary will use his or her discretion to refrain from forwarding any correspondence unrelated to the Acuren Board’s corporate governance and oversight responsibilities.

Questions and Additional Information

Acuren stockholders may contact Acuren’s proxy solicitor with any questions about the Acuren Stock Issuance Proposal or how to vote or to request additional copies of any materials at:

Acuren Corporation

Georgeson LLC
51 West 52nd Street, 6th Floor
New York, NY 10019
Call Toll Free: (888) 686-8750
Email: AcurenProxy@georgeson.com

ACUREN PROPOSAL 1 — ACUREN STOCK ISSUANCE PROPOSAL

This joint proxy statement/prospectus is being furnished to you as a stockholder of Acuren as part of the solicitation of proxies by the Acuren Board for use at the Acuren Meeting to consider and vote upon a proposal to approve the issuance of shares of Acuren Common Stock to NV5 stockholders in connection with the Merger Agreement, which is attached as Annex A to this joint proxy statement/prospectus. Under the rules of the NYSE, a company listed on the NYSE is required to obtain stockholder approval prior to the issuance of common stock in any transaction or series of related transactions if the number of shares of common stock to be issued is equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock. If the Merger is completed, Acuren will issue up to 96,452,295 shares of Acuren Common Stock in connection with the Merger (including earnout and other shares issuable in connection with acquisitions of third parties by NV5 in the ordinary course), which will exceed 20% of the shares of Acuren Common Stock outstanding before such issuance, and for this reason, Acuren must obtain the approval of Acuren stockholders for the issuance of shares of Acuren Common Stock in connection with the Merger.

In the event the Acuren Stock Issuance Proposal is approved by the Acuren stockholders, but the Merger Agreement is terminated (without the Merger being completed) pursuant to the Merger Agreement and the Merger is not consummated, Acuren will not issue any shares of Acuren Common Stock as a result of the approval of the Acuren Stock Issuance Proposal.

The Acuren Board has unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Acuren Stock Issuance, are fair to, and in the best interests of, Acuren and the Acuren stockholders and approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Acuren Stock Issuance.

The Acuren Board accordingly unanimously recommends that Acuren stockholders vote “FOR” the Acuren Stock Issuance Proposal pursuant to the Merger Agreement, as disclosed in this joint proxy statement/prospectus, particularly the related narrative disclosures in “The Merger” and “The Merger Agreement” and as attached as Annex A to this joint proxy statement/prospectus. The Merger cannot be completed without the approval of the Acuren Stock Issuance Proposal.

Assuming a quorum is present at the Acuren Meeting, the affirmative vote of a majority of votes cast by the holders of the shares of Acuren Common Stock and Acuren Preferred Stock, voting together as a single class, present in person or represented by proxy is required to approve the Acuren Stock Issuance Proposal. Accordingly, an Acuren stockholder’s failure to vote by proxy, or an abstention from voting, and a broker non-vote will have no effect on the Acuren Stock Issuance Proposal.

IF YOU ARE AN ACUREN STOCKHOLDER,
THE ACUREN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
THAT YOU VOTE “FOR” THE ACUREN STOCK ISSUANCE PROPOSAL

ACUREN PROPOSAL 2 — DIRECTOR ELECTION PROPOSAL

Under Acuren’s Bylaws, directors are elected for a one-year term expiring at the next annual meeting of stockholders. Upon the recommendation of Acuren’s Nominating and Corporate Governance Committee, the Acuren Board has nominated Sir Martin E. Franklin, Robert A. E. Franklin, Antoinette C. Bush, Rory Cullinan, Elizabeth Meloy Hepding, Peter Hochfelder, James E. Lillie, and Talman Pizzey for re-election, each for a one-year term that will expire at the 2026 Annual Meeting of Stockholders. Each of Acuren’s directors consented to serve if elected. If the Merger is consummated, the Acuren Board will increase the size of the Acuren Board to eleven and appoint the NV5 Designees. As such, Acuren stockholders are not being asked to vote on the NV5 Designees at the Acuren Meeting. The NV5 Designees will be presented for election at the 2026 Annual Meeting of Stockholders (assuming that the Merger is consummated).

Acuren Bylaws provide that directors are elected by a majority of the votes cast with respect to the nominee for election to the Board of Directors at any meeting of stockholders at which directors are to be elected and a quorum is present, except in the case of a contested election. As set forth in Acuren Bylaws, “a majority of the votes cast” means that the number of shares voted “for” a nominee for election to the Board of Directors exceeds the votes cast “against” such nominee and shall not include abstentions. In the event of a contested election, in accordance with Acuren’s Bylaws, directors are elected by a plurality of the votes cast.

Acuren believes that each of its directors possess the experience, skills and qualities to fully perform his or her duties as a director and contribute to Acuren’s success. Acuren’s directors were nominated because Acuren believes each is of high ethical character, highly accomplished in his or her field with superior credentials and recognition, has a reputation, both personal and professional, that is consistent with Acuren’s image and reputation, has the ability to exercise sound business judgment, and is able to dedicate sufficient time to fulfilling his or her obligations as a director. Acuren’s directors as a group complement each other and each of their respective experiences, skills and qualities so that collectively the Acuren Board operates in an effective, collegial and responsive manner. Each director’s principal occupation and other pertinent information about particular experience, qualifications, attributes and skills that led the Acuren Board to conclude that such person should serve as a director, appears on the following pages.

Sir Martin E. Franklin Co-Chairman AGE: 60 DIRECTOR SINCE: 2022

BACKGROUND:

Sir Martin Ellis Franklin, KGCN, is a co-founder of Acuren (then known as Admiral Acquisition Limited) and has served as a director since its inception in December 2022 and Co-Chairman since July 2024. Sir Martin is also the founder and CEO of Mariposa Capital, LLC, a Miami-based family office focused on long-term value creation across various industries, and Chairman and controlling shareholder of Sweet Oak, a diversified platform for consumable products, including Royal Oak Enterprises, LLC and Whole Earth Brands, Inc. Sir Martin is also the co-founder and Co-Chairman of Nomad Foods Limited, the Founder and Executive Chairman of Element Solutions Inc and the co-Chairman of APi Group Corporation. Sir Martin was the co-founder and Chairman of Jarden Corporation (“Jarden”) from 2001 until April 2016 when Jarden merged with Newell Brands Inc (“Newell”) serving also as its CEO from 2001 to 2011 and its Executive Chairman from 2011-2016. Prior to founding Jarden in 2001, Sir Martin served as the Chairman and/or Chief Executive Officer of three public companies: Benson Eyecare Corporation, Lumen Technologies, Inc., and Bollé Inc. between 1992 and 2000.

Skills & Qualifications:

Acuren believes Sir Martin’s qualifications to serve on the Acuren Board include his leadership, extensive experience as a member of other corporate boards and his knowledge of public companies.

Robert A. E. Franklin Co-Chairman AGE: 33 DIRECTOR SINCE: 2023

BACKGROUND:

Robert A.E. Franklin has served as a director of Acuren (then known as Admiral Acquisition Limited) since May 2023 and Co-Chairman since July 2024. Mr. Franklin currently serves on the Board of Sweet Oak, a diversified platform for consumable products, including Royal Oak Enterprises, LLC and Whole Earth Brands, Inc. and was a director of Double Diamond Distillery LLC from June 2017 to December 2021. Mr. Franklin has been actively involved in prior acquisition vehicles, including Nomad Holdings Limited (the vehicle that became Nomad Foods Limited) and J2 Acquisition Limited (the vehicle that became APi Group Corporation. Mr. Franklin previously served as an investment associate at TOMS Capital, a New York-based family office, from September 2014 to September 2016 and an investment banking analyst at Barclays Capital, focusing on technology, media and telecommunications from June 2013 to August 2014. Mr. Franklin received a B.A. in communications from the University of Pennsylvania.

Skills & Qualifications:

We believe Mr. Franklin’s qualifications to serve on the Acuren Board include investment experience and his prior board experience.

Antoinette C. Bush Director AGE: 68 DIRECTOR SINCE: 2024 COMMITTEES: Compensation, Nominating and Corporate Governance

BACKGROUND:

Antoinette C. Bush has served as one of Acuren’s directors since July 2024. Ms. Bush served as a Senior Advisor to News Corp from 2022 to 2024 and, from 2013 to 2022, Ms. Bush served as the Executive Vice President and Global Head of Government Affairs for News Corp. Prior to joining News Corp, Ms. Bush was a partner at Skadden, Arps, Slate, Meagher, & Flom LLP heading the firm’s Communications Law Practice Group. Ms. Bush’s experience includes serving as Executive Vice President of Northpoint Technology Ltd, where she led legal and regulatory strategy, and as Senior Counsel to the Communications Subcommittee of the U.S. Senate Committee on Commerce, Science, and Transportation. In the non-profit arena, Ms. Bush serves on a number of boards, including as the current chair of the board of directors of The HistoryMakers, a Regent for the Smithsonian Institution and the Board of Children’s National Hospital. Ms. Bush also serves on the board of directors of Ares Management Corporation and Ubicquia, Inc. Previous board service includes Radius Global Infrastructure, Inc. (f/k/a Digital Landscape Group, Inc.) and CNA Financial. Ms. Bush received her B.A. from Wellesley College and her J.D. from Northwestern University Pritzker School of Law.

Skills & Qualifications:

Acuren believes Ms. Bush’s qualifications to serve on the Acuren Board include her board experience and her legal experience.

Rory Cullinan Director AGE: 65 DIRECTOR SINCE: 2023 COMMITTEES: Audit (chair)

BACKGROUND:

Rory Cullinan has served as one of Acuren’s directors since its inception in May 2023 and Lead Independent Director since July 2024. Mr. Cullinan currently serves on the board of directors of Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A. and on the advisory board of Delancey Real Estate Asset Management Limited, to which he was appointed in 2007. From September 2017 to October 2019, Mr. Cullinan also served on the board of J2 Acquisition Limited (the vehicle that became APi Group Corporation). From August 2009 until March 2015, Mr. Cullinan was an executive officer of various companies within the Royal Bank of Scotland Group, during which time he was Chief Executive Officer of both the Non-Core Division and Asset Protection Scheme and the Capital Resolution Group, and subsequently Executive Chairman of the Corporate and Institutional Banking (“CIB”) and Capital Resolution Group. Whilst Executive Chairman of the CIB and Capital Resolution Group, Mr. Cullinan led the $3 billion IPO of Citizens Financial Group, Inc. From August 2007 until 2009, Mr. Cullinan was a board member of the Renaissance Group, during which the Renaissance Group established the then largest private equity fund in Russia for $600 million. Mr. Cullinan has previously served as an executive director of the Royal Bank of Scotland Group plc from 2001 until 2005. He was the Head of Financial Services at Permira Advisors LLC from 2005 until 2006.

Skills & Qualifications:

Acuren believes Mr. Cullinan’s qualifications to serve on the Acuren Board include his executive and board experience.

Elizabeth Meloy Hepding Director AGE: 47 DIRECTOR SINCE: 2024 COMMITTEES: Audit, Nominating and Corporate Governance

BACKGROUND:

Elizabeth Meloy Hepding has served as one of Acuren’s directors since July 2024 and has served as the senior vice president of strategy and corporate development at Ingersoll Rand Inc. (NYSE: IR), a manufacturer of air, fluid, energy, and medical technologies, since July 2021. Prior to that, Ms. Hepding served as vice president, corporate development at PurposeBuilt Brands, Inc. from September 2019 to July 2021. Prior to joining PurposeBuilt Brands, Ms. Hepding was senior vice president, strategy and corporate development at Essendant Inc. from August 2016 until April 2019 and served in various senior roles at Essendant Inc. from April 2013. Ms. Hepding began her career in investment banking, spending more than a decade in the industry, primarily at UBS Investment Bank where she held roles of increasing responsibility. Ms. Hepding received her MBA from the University of Chicago Booth School of Business and her B.A. in economics from Washington & Lee University.

Skills & Qualifications:

Acuren believes Ms. Hepding’s qualifications to serve on the Acuren Board include her finance background and experience in corporate strategy.

Peter A. Hochfelder Director AGE: 63 DIRECTOR SINCE: 2024 COMMITTEES: Audit Compensation (chair)

BACKGROUND:

Peter A. Hochfelder has served as one of Acuren’s directors since July 2024. Mr. Hochfelder also currently acts as a private investor in various industries. Mr. Hochfelder was a co-founder and Managing Member of Brahman Management, L.L.C., a New York City based private investment partnership, until his retirement in 2016. Previously, Mr. Hochfelder served on the board of Jarden Corporation, a consumer products company, from 2015 to 2016. Mr. Hochfelder is also involved in and committed to many philanthropic organizations, including serving on the Board of Directors of HELP USA, Brothers for Life and Community-Police Relations Foundation.

Skills & Qualifications:

Acuren believes Mr. Hochfelder’s qualifications to serve on the Acuren Board include his investment and board experience.

James E. Lillie Director AGE: 63 DIRECTOR SINCE: 2024 COMMITTEES: Compensation Nominating and Corporate Governance (chair)

BACKGROUND:

James E. Lillie is a co-founder of Acuren (then known as Admiral Acquisition Limited) and has served as one of Acuren’s directors since July 2024. Mr. Lillie has also served as a director of APi Group Corporation since September 2017 and as Co-Chair since October 2019. Previously, he served as Jarden’s Chief Executive Officer from June 2011 until Jarden’s business combination with Newell in 2016. From 2003 to 2011, Mr. Lillie served as Jarden’s Chief Operating Officer and President (from 2004). From 2000 to 2003, Mr. Lillie served as Executive Vice President of Operations at Moore Corporation, Limited. From 1999 to 2000, Mr. Lillie served as Executive Vice President of Operations at Walter Industries, Inc., a Kohlberg, Kravis, Roberts & Company (“KKR”) portfolio company. From 1990 to 1999, Mr. Lillie held a succession of senior level management positions across a variety of disciplines including human resources, manufacturing, finance and operations at World Color, Inc., another KKR portfolio company. Since June 2015, Mr. Lillie has served on the board of directors of Nomad Foods Limited and served on the board of directors of Tiffany & Co. from February 2017 until January 2021.

Skills & Qualifications:

Acuren believes Mr. Lillie’s qualifications to serve on the Acuren Board include his operational experience and board experience.

Talman B. Pizzey Director AGE: 60 DIRECTOR SINCE: 2024

BACKGROUND:

Talman B. Pizzey is Acuren’s Chief Executive Officer and has served as a director of Acuren since July 2024. Mr. Pizzey has served as the Chief Executive Officer of ASP Acuren and its affiliated companies since December 2019. Prior to his tenure as Chief Executive Officer, Mr. Pizzey was the Chief Operating Officer for ASP Acuren’s Canadian businesses since 2005. Mr. Pizzey has a bachelor’s degree in metallurgical engineering and an MBA, both from the University of Alberta.

Skills & Qualifications:

Acuren believes Mr. Pizzey’s qualifications to serve on the Acuren Board include his leadership skills and his experience in the safety and compliance industry.

IF YOU ARE AN ACuren STOCKHOLDER,
THE acuren BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
THAT YOU VOTE “FOR” each of the director nominees presented in this joint proxy statement/PROSPECTUS

ACUREN PROPOSAL 3 — AUDITOR RATIFICATION PROPOSAL

The Audit Committee of the Board has appointed PricewaterhouseCoopers LLP (“PwC”) to continue to serve as Acuren’s independent registered public accounting firm for the 2025 fiscal year. PwC has been Acuren’s independent registered public accounting firm since 2024.

In the event Acuren stockholders do not ratify the appointment of PwC, such appointment may be reconsidered by the Audit Committee. Ratification of the appointment of PwC to serve as Acuren’s independent registered public accounting firm for the 2025 fiscal year will in no way limit the Audit Committee’s authority to terminate or otherwise change the engagement of PwC for the 2025 fiscal year. Acuren expects representatives of PwC to attend the Acuren Meeting, where they will have an opportunity to make a statement, if they so desire, and will also be available to respond to appropriate questions.

Change in Acuren’s Certifying Accountant

(a)    Previous independent registered public accounting firm

(i)     On July 30, 2024, Acuren dismissed Grant Thornton UK LLP as its independent registered accounting firm in connection with the Acuren Acquisition. Such dismissal became effective upon completion by Grant Thornton UK LLP of its audit of the financial statements of Acuren Corporation as of and for the year ended December 31, 2023. The Acuren Board and Audit Committee participated in and approved the decision to change its independent registered accounting firm.

(ii)    The report of Grant Thornton UK LLP on the financial statements for the period from January 1, 2023 to December 31, 2023 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principle.

(iii)   During the period from December 15, 2022 (inception) to December 31, 2023 and the subsequent interim period through the dismissal date, there have been no disagreements with Grant Thornton UK LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Grant Thornton UK LLP would have caused them to make reference thereto in their reports on the financial statements for such years.

(iv)   During the period from December 15, 2022 (inception) to December 31, 2023 and the subsequent interim period through the dismissal date, there have been no reportable events (as defined in Regulation S-K 304(a)(1)(v)).

(v)    Acuren requested that Grant Thornton UK LLP furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated November 4, 2024, is filed as Exhibit 16.1 to our registration statement on Form S-4 filed with the SEC on December 12, 2024.

(b)    New independent registered public accounting firm

(i)     Acuren approved PwC as its new independent registered public accounting firm on November 4, 2024. During the period from December 15, 2022 (inception) to December 31, 2023 and the subsequent interim period through November 4, 2024, Acuren had not consulted with PwC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on its financial statements, and neither a written report or oral advice was provided to Acuren that PwC concluded was an important factor considered by it in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Regulation S-K 304(a)(1)(iv) and the related instructions to Regulation S-K 304, or a reportable event, as that term is defined in Regulation S-K 304(a)(1)(v).

Fees Billed to Acuren by its Independent Registered Public Accounting Firms

The following table presents fees billed for audit and other services rendered by Grant Thornton UK LLP in 2023 and 2024 and PwC in 2024:

Services Provided	2024 (PwC) ($)	2024 (Grant Thornton) ($)	2023 (Grant Thornton) ($)
Audit Fees(1)	$7,505,000	$—	$87,000
Audit-Related Fees(2)	—	282,000	—
Tax Fees	776,750	—	—
All Other Fees	—	—	148,000
Total	$8,281,750	$282,000	$235,000

____________

(1)      Audit fees were for professional services associated with the filing of Acuren’s Registration Statement on Form S-4 in connection with its domestication and registration in the U.S., including the audit of the financial statements included in such Registration Statement on Form S-4 and the audit of the 2024 financial statements. With respect to Grant Thornton, the audit fees were paid for by Acuren prior to the acquisition of ASP Acuren Holdings, Inc. (“ASP Acuren”) on July 30, 2024 (the “Acuren Acquisition”), in connection with the audit of its financial statements.

(2)      With respect to Grant Thornton, audit-related fees were for professional services provided in connection with acquisition related activities and the transition to PwC as Acuren’s independent registered public accounting firm.

(3)      Tax fees were for professional services rendered for tax compliance.

Pre-Approval Policies and Procedures for Audit and Permitted Non-Audit Services

The Acuren Audit Committee Charter requires that the Acuren Audit Committee preapprove all auditing services and permitted non-audit services to be performed by Acuren’s independent auditor, subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act, which are approved by the Audit Committee prior to the completion of the audit. Either the Chair of the Acuren Audit Committee acting alone, or the other two members acting jointly, may grant preapprovals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant preapprovals will be presented to the full Audit Committee or the Board at its next scheduled meeting.

Consistent with these policies and procedures, the Audit Committee has approved all of the services rendered by each of PwC and Grant Thornton during fiscal year 2024, as described above.

IF YOU ARE AN ACuren STOCKHOLDER,
THE acuren BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
THAT YOU VOTE “FOR” the auditor ratification proposal

Audit Committee Report

The Acuren Audit Committee oversees the accounting and financial reporting processes of Acuren on behalf of the Acuren Board. Acuren’s leadership team has primary responsibility for Acuren’s financial statements, financial reporting process and internal controls over financial reporting. The independent auditors are responsible for performing an independent audit of Acuren’s financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) and evaluating the effectiveness of internal controls and issuing reports thereon. The Acuren Audit Committee’s responsibility is to select the independent auditors and monitor and oversee the accounting and financial reporting processes of Acuren, including Acuren’s internal controls over financial reporting and the audits of the financial statements of Acuren.

During 2024 and the first quarter of 2025, the Acuren Audit Committee regularly met and held discussions with Acuren’s leadership team and the independent auditors. In the discussions related to Acuren’s financial statements for fiscal year 2024, Acuren’s leadership team represented to the Acuren Audit Committee that such financial statements were prepared in accordance with U.S. generally accepted accounting principles. The Acuren Audit Committee reviewed and discussed with Acuren’s management and the independent auditors the audited financial statements for fiscal year 2024 and leadership’s evaluation of the effectiveness of the design and operation of disclosure controls and procedures.

In fulfilling its responsibilities, the Acuren Audit Committee discussed with the independent auditors those matters required to be discussed by the auditors with the Acuren Audit Committee under the applicable rules adopted by the PCAOB and the SEC. In addition, the Acuren Audit Committee received from the independent auditors the written disclosures and letter required by applicable requirements of the PCAOB regarding the independent auditor’s communications with the Acuren Audit Committee concerning independence, and the Acuren Audit Committee discussed with the independent auditors that firm’s independence. In connection with this discussion, the Acuren Audit Committee also considered also whether the provision of services by the independent auditors not related to the audit of Acuren’s financial statements for fiscal year 2024 was compatible with maintaining the independent auditors’ independence. The Acuren Audit Committee’s policy requires that the Acuren Audit Committee approve any audit or permitted non-audit service proposed to be performed by its independent auditors in advance of the performance of such service.

Based upon the Acuren Audit Committee’s discussions with management and the independent auditors and the Acuren Audit Committee’s review of the representations of Acuren’s management team and the written disclosures and letter of the independent auditors provided to the Acuren Audit Committee, the Acuren Audit Committee recommended to the Acuren Board that the audited financial statements for the year ended December 31, 2024 be included in Acuren’s Annual Report on Form 10-K filed with the SEC on March 27, 2025.

See the portion of this joint proxy statement/prospectus titled “Acuren’s Management and Corporate Governance — Corporate Governance — Audit Committee” for information on the Acuren Audit Committee’s meetings in 2024.

The Acuren Audit Committee

Rory Cullinan, Chair

Elizabeth Meloy Hepding

Peter A. Hochfelder

ACUREN PROPOSAL 4 — ESPP PROPOSAL

Acuren is seeking stockholder approval of the Acuren Corporation 2025 Employee Stock Purchase Plan (the “ESPP”). The Acuren Board approved the ESPP on March 24, 2025, to be effective as of December 1, 2025 (the “Effective Date”), subject to approval by the Acuren stockholders no later than the one (1) year anniversary of March 24, 2025. If Acuren stockholder approval is not obtained, then the ESPP and any grants made thereunder will immediately terminate and be null and void.

A copy of the ESPP is attached hereto as Annex G and is hereby incorporated into this joint proxy statement/prospectus by reference. The following summary of key provisions of the ESPP, as well as the other summaries and descriptions relating to the ESPP contained elsewhere in this Proposal 4, are each qualified in their entirety by reference to the full text of the ESPP. Any capitalized terms used in this summary, but not defined have the meanings ascribed to them in the ESPP, unless otherwise expressly stated.

Purpose of the ESPP.    The purpose of the ESPP is (i) to provide eligible employees of Acuren and Participating Companies who wish to become stockholders in Acuren a convenient method of doing so, (ii) to encourage employees to work in the best interests of stockholders of Acuren, (iii) to support recruitment and retention of qualified employees, and (iv) to provide employees an advantageous means of accumulating long-term investments. Acuren believes that employee participation in the ownership of the business will be to the mutual benefit of both the employees and Acuren.

Structure of the ESPP.    The ESPP includes a sub-plan (the “Statutory Plan”) designed to permit offerings of grants to employees of Acuren and certain designated subsidiaries where such offerings are intended to satisfy the requirements of Section 423 of the Internal Revenue Code of 1986, as amended from time to time (the “Code”) (although Acuren makes no undertaking nor representation to obtain or maintain qualification under Section 423 of the Code for any subsidiary, individual, offering or grant) and also separate sub-plans (the “Non-Statutory Plans”) which permit offerings of grants to employees of certain designated subsidiaries and affiliates which are not intended to satisfy the requirements of Section 423 of the Code. The administrator of the ESPP is authorized to make changes to the features of the ESPP with respect to any Non-Statutory Plan as may be necessary or appropriate to achieve a desired tax treatment in any foreign jurisdiction or to comply with the laws applicable to any subsidiary or affiliate. Therefore, the following is a summary of the principal features of the Statutory Plan and all references to the “ESPP” hereinafter will only refer to the Statutory Plan. This summary does not purport to be a complete description of all of the provisions of the ESPP and is qualified in its entirety by reference to the full text of the ESPP.

ESPP Terms.    The ESPP permits employees of Acuren, any wholly-owned subsidiary and other designated subsidiaries, which Acuren refers to each as a “Participating Company,” to purchase Acuren Common Stock at a discount equal to 85% of the lesser of (i) the market value of the shares on the first day of such offering period (the “offering date”) and (ii) the market value of the shares on the last day of such offering (the “purchase date”), subject to limits set by the Code and the ESPP (the “purchase price”). Sales of shares of Acuren Common Stock under the ESPP are generally made pursuant to offerings that are intended to satisfy the requirements of Section 423 of the Code.

Administration.    The ESPP is administered by the Compensation Committee of the Acuren Board and the Acuren Compensation Committee may delegate any or all of its authority under the ESPP to such senior officer(s) of Acuren as it may designate, to the extent not prohibited by law or rules of the Code and/or NYSE. Subject to the provisions of the ESPP, the administrator of the ESPP has full authority and discretion to adopt, administer and interpret such rules and regulations as it deems necessary to administer the ESPP, and its decisions are final and binding upon all participants. In all cases, the ESPP is required to be administered in such a manner so as to comply with applicable requirements of Rule 16b-3 of the Exchange Act and Section 423 of the Code.

Eligibility and Participation.    The ESPP allows any employee of a Participating Company (as defined in the ESPP) who (i) is in the employ of a Participating Company as of the first offering date to participate as of such first offering date and on each offering date thereafter so long as the employee continues to be employed with a Participating Company through and on such applicable offering date; provided, however, that with respect to any offering under the ESPP, the Acuren Board may determine to exclude from eligibility any employee of Acuren that is permitted to be excluded from eligibility under Section 423 of the Code provided that such determination is made prior to the offering date to which such exclusion relates and (ii) do not, immediately after the option is granted, own stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of Acuren or of a “parent corporation” or “subsidiary corporation” within the meaning of Sections 423(b)(3) and 424(d) of the Code, to participate in the ESPP. Notwithstanding the foregoing, employees of a Participating Company who are citizens or residents of a foreign jurisdiction (without regard to whether they are also citizens of the United States or resident aliens (within the meaning of Section 7701(b)(1)(A) of the Code)) shall not be eligible to participate in the ESPP if: (i) the grant of an option under the ESPP to such employee is prohibited under the laws of such jurisdiction; or (ii) compliance with the laws of such foreign jurisdiction would cause the ESPP to violate the requirements of Section 423 of the Code.

As of the date hereof, Acuren estimates that up to approximately 5,495 persons will be eligible to participate in the ESPP. The ESPP provides that for any offering thereunder the Acuren Board may determine to exclude from eligibility under Section 423 of the Code the following categories of eligible employees: (i) employees employed less than two years, (ii) employees whose customary employment is twenty (20) hours or less per week, (iii) employees whose customary employment is for less than five (5) months in a calendar year and (iv) “highly compensated” employees (as defined in Section 414(q) of the Code). As of the date hereof, the Acuren Board has not determined to exclude any such employees for any offering thereunder.

Shares Available for Issuance.    6,500,000 shares of Acuren Common Stock will be reserved for issuance under the ESPP, subject to certain adjustments as described below in the “Adjustments upon Changes in Capitalization” section.

Offerings.    The ESPP provides for separate consecutive six (6) month offerings, commencing on June 1 and December 1 of each year, with the initial offering period commencing December 1, 2025 and ending May 31, 2026. Notwithstanding the foregoing, the administrator of the ESPP may establish (i) an earlier or later commencement date of the initial offering period on any date following the date on which the stockholders of Acuren approve the ESPP, (ii) a different term for one or more future offerings and (iii) different commencing and ending dates for such offerings; provided, however, that in no event shall any offering exceed 27 months. In the event the first or the last day of an offering is not a regular business day, then the first day of the offering shall be deemed to be the next regular business day and the last day of the offering shall be deemed to be the last preceding regular business day.

Payroll Deductions, Purchase Price, and Shares Purchased.    An employee must authorize a payroll deduction before the start of an offering in order to participate in that offering. ESPP participants may authorize payroll deductions of at least $60 but shall not exceed the lessor of (i) $10,000 or (ii) 10% of the participant’s base compensation for such calendar year, to be applied toward the purchase of shares of Acuren Common Stock. A participant may elect, at any time during an offering, to increase or decrease the amount to be withheld from his or her compensation under the ESPP, or discontinue payroll contributions, in each case, by completing and filing an amended enrollment agreement with us authorizing the increase, decrease or cessation of payroll deductions. An amended enrollment agreement shall remain in effect until the participant changes such enrollment agreement in accordance with the terms of the ESPP. The administrator of the ESPP may, from time to time, establish (x) limitations on the frequency and/or number of any permitted changes in the amount withheld during an offering, (y) payroll withholding in excess of the amount designated by a participant in order to adjust for delays or mistakes in Acuren’s processing of properly completed withholding elections, and (z) such other limitations or procedures as deemed advisable by the administrator of the ESPP in its sole discretion that are consistent with the ESPP and in accordance with the requirements of Code Section 423.

On the last business day of the offering, the employee will be deemed to have exercised the option to purchase as many shares as the employee’s aggregated payroll deductions during such offering will allow at the purchase price, up to 500 shares in any single offering. As stated above, the purchase price is equal to eighty-five percent (85%) of the lesser of (i) the market value of the shares on the offering date of such offering and (ii) the market value of the shares on the purchase date of such offering. No employee will be permitted to purchase any shares under the ESPP (i) if such employee, immediately after such purchase, owns shares possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of Acuren or its parent or subsidiary corporations or

(ii) to the extent that his or her rights to purchase stock under all of Acuren’s employee stock purchase plans accrues at a rate which exceeds $25,000 worth of stock (determined at the fair market value of the shares at the time such purchase right is granted) for each calendar year in which the purchase right is outstanding.

Withdrawal and Termination of Employment.    An employee may withdraw from an offering, in whole but not in part, at any time during the offering for which such withdrawal is to be effective, or by any other date specified by the administrator of the ESPP for a future offering. Upon withdrawal, the payroll deductions credited to the employee’s account will be returned to him or her and such employee’s option will automatically terminate. An employee who has withdrawn from participation in an offering may not participate again in that same offering. In order to participate in a subsequent offering, the participant must re-enroll in the ESPP in accordance with the ESPP’s enrollment procedures. Upon termination of employment for any reason, the employee’s participation in the ESPP will immediately terminate and the payroll deductions credited to the employee’s account will be returned to him or her and such employee’s option will automatically terminate.

Transferability.    No participant is permitted to sell, assign, transfer, pledge, encumber or otherwise dispose of either the payroll deductions credited to his or her account or an option or any rights granted under the ESPP other than by will or the laws of descent and distribution. During the participant’s lifetime, only the participant can make decisions regarding the participation in or withdrawal from an offering under the ESPP.

Adjustments upon Changes in Capitalization.    In the event of any change in the structure of Acuren Common Stock, such as a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation offerings of rights, or other similar event, the administrator of the ESPP shall make an appropriate adjustment in the number, kind, and price of shares available for purchase under the ESPP, and in the number of shares an employee is entitled to purchase including, without limitation, closing an offering early and permitting purchase on the last business day of the reduced offering period, or terminating an offering and refunding participants’ account balances.

Amendment and Termination of the ESPP.    The Acuren Compensation Committee may amend the ESPP in such respects as it shall deem advisable; provided, however, that (i) to the extent required for compliance with Code Section 423 or any applicable law or regulation, stockholder approval will be required for any amendment that will (a) increase the total number of shares as to which options may be granted under the ESPP, except as provided above in the event of any change in the structure of Acuren’s Common Stock, (b) modify the class of employees eligible to receive options, or (c) otherwise require stockholder approval under any applicable law or regulation ((a), (b) and (c) being collectively referred to as the “Specified Amendments”); (ii) the approval by the Acuren Board, which may not be delegated to the Acuren Compensation Committee, will be required for the approval of any of the Specified Amendments; and (iii) except as provided above, no amendment to the ESPP shall make any change in any option previously granted which adversely affects the rights of any participant.

The ESPP will continue in effect for ten years from its effective date. Notwithstanding the foregoing, the Acuren Board may at any time and for any reason suspend or terminate the ESPP. During any period of suspension or upon termination of the ESPP, no options shall be granted.

Except as provided above in the event of any change in the structure of Acuren Common Stock, no such termination of the ESPP may affect options previously granted, provided that the ESPP or an offering may be terminated by the Acuren Board on a purchase date or by the Acuren Board’s setting a new purchase date with respect to an offering then in progress if the Acuren Board determines that termination of the ESPP and/or the offering is in the best interests of Acuren and its stockholders or if continuation of the ESPP and/or the offering would cause Acuren to incur adverse accounting charges as a result of a change after the effective date of the ESPP in the generally accepted accounting rules applicable to the ESPP.

Change of Control, Dissolution or Liquidation of Acuren.    In the event of a change of control (as defined in the ESPP) of Acuren, each outstanding option shall be assumed or an equivalent option substituted by the successor company or parent thereof (the “Successor Company”). In the event that the Successor Company refuses to assume or substitute for the option, any offering then in progress shall be shortened by setting a new purchase date which will be a specified date before the date of the change of control. The administrator of the ESPP will notify each participant in writing, prior to the new purchase date, that the purchase date for the participant’s option has been changed to the new purchase date and that the participant’s option shall be exercised automatically on the new purchase date, unless prior to such date the participant has withdrawn from an offering then in progress or the ESPP.

In the event of the proposed dissolution or liquidation of Acuren, unless otherwise determined by the Acuren Board, the offering then in progress shall be shortened by setting a new purchase date and will terminate immediately prior to the consummation of such proposed dissolution or liquidation. The new purchase date will be a specified date before the date of Acuren’s proposed dissolution or liquidation. The administrator of the ESPP will notify each participant in writing, prior to the new purchase date, that the purchase date for the participant’s option has been changed to the new purchase date and that the participant’s option shall be exercised automatically on the new purchase date, unless prior to such date the participant has withdrawn from an offering then in progress or the ESPP.

Federal Income Tax Consequences.    The following discussion is a summary of the general U.S. federal income tax rules applicable to purchases of shares of Acuren Common Stock offered by Acuren and certain of its designated subsidiaries under the ESPP offerings that are intended to comply with Section 423 of the Code. Employees should consult their own tax advisors since a taxpayer’s particular situation may be such that some variation of the rules described below will apply.

The ESPP and the right of participants to make purchases under it are intended to qualify under the provisions of Code Sections 421 and 423. Under those provisions, no income will be taxable to a participant at the time of grant of the option or purchase of shares. However, a participant may become liable for tax upon dispositions of shares acquired under the ESPP, and the tax consequences will depend on how long a participant has held the shares prior to disposition. If the shares are disposed of (i) more than two years after the date of the beginning of the offering period and (ii) more than one year after the stock is purchased in accordance with the ESPP (or if the employee dies while holding the shares), the following tax consequences will apply: the lesser of (i) the excess of fair market value of the shares at the time of such disposition over the original purchase price of the shares (the “option price”), or (ii) the excess of the fair market value of the shares at the time the option was granted over the option price (which option price will be computed as of the offering date) will be taxed as ordinary income to the participant. Any further gain upon disposition of the shares generally will be taxed at long-term capital gain rates: If the shares are sold and the sales price is less than the option price, there is no ordinary income and the participant has a long-term capital loss equal to the difference. If an employee holds the shares for the holding periods described above, no deduction in respect of the disposition of such shares will be allowed to Acuren.

If the shares are sold or disposed of (including by way of gift) before the expiration of either the two year or the one year holding periods described above, the following tax consequences will apply: the amount by which the fair market value of the shares on the original purchase date exceeded the original purchase price the participant paid for the shares under the ESPP will be taxed as ordinary income to the participant in the year of such sale or other disposition even if no gain is realized on the sale or a gratuitous transfer of the shares is made. The balance of any gain will be taxed as capital gain and will qualify for long-term capital gain treatment if the shares have been held for more than one year following the original purchase of the shares under the ESPP. In the event of an early disposition as described in this paragraph, Acuren will be allowed a deduction for federal income tax purposes equal to the ordinary income realized by the disposing employee. Currently, Acuren is not required to withhold employment or income taxes upon the exercise of options under plans qualifying under Code Sections 421 and 423.

New Plan Benefits.    The amounts of future purchases under the ESPP are not determinable because participation is voluntary, participation levels depend on each participant’s elections and the restrictions of Code Section 423 and the ESPP, and the per-share purchase price depends on the future value of Acuren Common Stock.

Equity Compensation Plan Information

The following table provides information about Acuren’s equity compensation plans under which Acuren’s equity securities are authorized for issuance as of December 31, 2024.

	As of December 31, 2024
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)		Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved by Security Holders
2024 Plan	1,605,000	—		16,895,000
Equity Compensation Plans Not Approved by Security Holders
Director Stock Options(1)	125,000	$11.50		—
Total	1,730,000	$11.50	(2)	16,895,000

____________

(1)      Represents stock options previously issued in connection with its initial public offering to Acuren’s then non-founder directors.

(2)      Included in the total number of securities in column (a) is restricted stock units, which have no exercise price. The weighted average exercise price of outstanding options, Warrants and rights (excluding restricted stock units) is $11.50.

Descriptions of Acuren’s equity compensation plans can be found in “Note 17. Share-Based Compensation” to the notes to Acuren’s financial statements for the year ended December 31, 2024. See the sections of this joint proxy statement/prospectus titled “Acuren Executive Officer Compensation — Outstanding Equity Awards at Fiscal 2024 Year End” and “Acuren’s Management and Corporate Governance — Director Compensation” for a description of the terms of the equity awards.

IF YOU ARE AN ACuren STOCKHOLDER,
THE acuren BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
THAT YOU VOTE “FOR” the espp proposal

ACUREN PROPOSAL 5 — ACUREN ADJOURNMENT PROPOSAL

Overview

The Acuren Adjournment Proposal, if necessary or appropriate, will allow the Acuren Board to adjourn the Acuren Meeting to a later date or dates (i) to solicit additional proxies if there are insufficient shares of Acuren Common Stock represented (either in person or by proxy) and voting to obtain the Acuren Stockholder Approval or to constitute a quorum necessary to conduct the business of the Acuren Meeting, (ii) to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Acuren stockholders, or (iii) to comply with applicable law.

The Acuren Adjournment Proposal will only be presented to Acuren stockholders in the event that, based on the tabulated votes, there are not sufficient votes at the time of the Acuren Meeting to approve the Acuren Stock Issuance Proposal. In no event will the Acuren Board adjourn the Acuren Meeting beyond the date by which it may properly do so under Acuren’s Certificate of Incorporation and Delaware law.

Consequences if the Acuren Adjournment Proposal is Not Approved

If the Acuren Adjournment Proposal is not approved by Acuren’s stockholders, the Acuren Board may not be able to adjourn the Acuren Meeting to a later date (i) if, based on the tabulated votes, there are not sufficient votes at the time of the Acuren Meeting to approve the Acuren Stock Issuance Proposal, (ii) to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Acuren stockholders, or (iii) to comply with applicable law.

Vote Required for Approval

Assuming a quorum is present, the affirmative vote of a majority of votes cast by the holders of the shares of Acuren Common Stock and Acuren Preferred Stock, voting together as a single class, present in person or represented by proxy is required to approve the Acuren Adjournment Proposal. Accordingly, an Acuren stockholder’s failure to vote by proxy, or an abstention from voting, and a broker non-vote will have no effect on the Acuren Adjournment Proposal.

Approval of the Acuren Adjournment Proposal is not conditioned upon the approval of any of the other proposals.

IF YOU ARE AN ACuren STOCKHOLDER,
THE acuren BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
THAT YOU VOTE “FOR” the acuren adjournment proposal

NV5 SPECIAL MEETING

General

This joint proxy statement/prospectus is being provided to NV5 stockholders as part of a solicitation of proxies by the NV5 Board for use at the NV5 Special Meeting and at any adjournments or postponements of such special meeting. This joint proxy statement/prospectus provides NV5 stockholders with important information about the NV5 Special Meeting and should be read carefully in its entirety.

Date, Time and Place of the NV5 Special Meeting

The NV5 Special Meeting will be held on July 31, 2025 at 11:00 a.m., Eastern Time. The NV5 Special Meeting will be a virtual meeting conducted via live audio webcast, which you can attend by visiting meetnow.global/MKC7CXD.

Purposes of the NV5 Special Meeting

The NV5 Special Meeting is being held to consider and vote on the following proposals:

Proposal 1 (NV5 Merger Proposal): to approve and adopt (i) that certain Agreement and Plan of Merger with Acuren Corporation (“Acuren”), Ryder Merger Sub I, Inc., a direct wholly owned subsidiary of Acuren (“Merger Sub I”), Ryder Merger Sub II, Inc., a direct wholly owned subsidiary of Acuren (“Merger Sub II”) pursuant to which Merger Sub I will be merged with and into NV5 (the “First Merger”) with NV5 surviving (the “Initial Surviving Corporation”), immediately following which Initial Surviving Corporation will be merged with and into Merger Sub II (the “Second Merger” and collectively with the First Merger, the “Merger”), with Merger Sub II surviving (the “Final Surviving Corporation”) and (ii) the transactions contemplated thereby, including the Merger;

Proposal 2 (NV5 Merger Compensation Proposal): to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to NV5’s named executive officers that is based on or otherwise relates to the Merger, discussed under the heading “The Merger — Interests of NV5’s Executive Officers and Non-Employee Directors in the Merger”; and

Proposal 3 (NV5 Adjournment Proposal): to approve the adjournment of the NV5 Special Meeting, if necessary or appropriate, including to solicit additional proxies, in the event that there are not sufficient votes at the time of the NV5 Special Meeting to approve the NV5 Merger Proposal.

Recommendation of the NV5 Board

The NV5 Board recommends that NV5 stockholders vote:

Proposal 1 (NV5 Merger Proposal):    “FOR”;

Proposal 2 (NV5 Merger Compensation Proposal):    “FOR”; and

Proposal 3 (NV5 Adjournment Proposal):    “FOR.”

This joint proxy statement/prospectus contains important information regarding these proposals and factors that NV5 stockholders should consider when deciding how to cast their votes. NV5 stockholders are encouraged to read the entire document carefully, including the annexes attached and documents incorporated by reference into this joint proxy statement/prospectus, for more detailed information regarding the Merger Agreement and the Merger.

The Non-Binding Merger Compensation Proposal and Interests of Directors

In considering the recommendations of the NV5 Board, NV5 stockholders should be aware that some of NV5’s directors and executive officers may have interests that are different from, or in addition to, the interests of NV5 stockholders more generally. For additional information, please see “The Merger — Interests of NV5’s Executive Officers and Non-Employee Directors in the Merger,” and “— Reasons for Dr. Dickins’ and Mr. Freckmann’s Votes Against the Merger.”

Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, requires that NV5 provide its stockholders with the opportunity to vote to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to NV5’s named executive officers that is based on or otherwise relates to the Merger, as disclosed in this joint proxy statement/prospectus, including the compensation table and the related narrative named executive officer compensation disclosures set forth in “The Merger — Interests of NV5’s Executive Officers and Non-Employee Directors in the Merger.” This vote is commonly referred to as a “golden parachute say on pay” vote. Accordingly, NV5 stockholders are being provided with the opportunity to cast an advisory (non-binding) vote on those change of control payments.

NV5 stockholders should note that the non-binding compensation proposal is merely an advisory vote that will not be binding on NV5, Acuren or their respective boards of directors. Further, the underlying plans and arrangements are contractual in nature and not, by their terms, subject to stockholder approval. Accordingly, regardless of the outcome of the advisory vote, if the Merger is consummated, the eligibility of the NV5 named executive officers for such payments and benefits will not be affected by the outcome of the advisory vote.

The proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to NV5’s named executive officers that is based on or otherwise relates to the Merger is a vote separate and apart from the vote on the proposal to adopt the Merger Agreement. Accordingly, a NV5 stockholder may vote to approve one proposal and not the other. Because the vote on the proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to NV5’s named executive officers that is based on or otherwise relates to the Merger is advisory in nature only, it will not be binding on NV5 or Acuren, and the approval of the proposal is not a condition to the completion of the Merger or otherwise required to effectuate the Merger.

Voting by Directors and Executive Officers

On the NV5 Record Date, there were approximately 67,031,608 shares of NV5 Common Stock outstanding. On the NV5 Record Date, NV5 directors and executive officers, and their affiliates, as a group, beneficially owned and were entitled to vote 8,117,547 shares of NV5 Common Stock, or approximately 12.1% of the issued and outstanding shares of NV5 Common Stock. Although none of them, except for Dickerson Wright, NV5’s Executive Chairman, has entered into any agreement obligating them to do so as a director or executive officer of NV5, NV5 currently expects that the majority of its directors and executive officers will vote their shares “FOR” the NV5 Merger Proposal, “FOR” the NV5 Merger Compensation Proposal, and “FOR” the NV5 Adjournment Proposal.

Attendance at the NV5 Special Meeting

Only NV5 stockholders of record on the NV5 Record Date, beneficial owners of NV5 Common Stock on the NV5 Record Date, holders of valid proxies for the NV5 Special Meeting, and invited guests of NV5 may attend the NV5 Special Meeting, which will be conducted virtually.

NV5 stockholders will be able to attend, vote their shares, and submit questions during the NV5 Special Meeting via a live audio webcast available by visiting the following website: meetnow.global/MKC7CXD. To join-in the NV5 Special Meeting, NV5 stockholders will need the control number included on their proxy card or on the instructions that accompanied their proxy materials.

The NV5 stockholder question and answer session will include questions submitted live during the NV5 Special Meeting. Questions may be submitted during the NV5 Special Meeting through meetnow.global/MKC7CXD.

The NV5 Special Meeting will begin promptly at 11:00 a.m., Eastern Time. Online check-in will begin at approximately 10:30 a.m., Eastern Time, and NV5 stockholders should allow ample time for the online check-in.

NV5 Record Date

The NV5 Board has fixed the close of business on June 30, 2025 as the NV5 Record Date for the determination of the NV5 stockholders entitled to receive notice of, and to vote at, the NV5 Special Meeting. The NV5 stockholders of record on the NV5 Record Date are the only NV5 stockholders that are entitled to receive notice of, and to vote at, the NV5 Special Meeting or any adjournments or postponements of the NV5 Special Meeting.

Outstanding Shares as of NV5 Record Date and Voting Rights of NV5 Stockholders

On the NV5 Record Date, there were approximately 67,031,608 shares of NV5 Common Stock outstanding, held by 2,793 holders of record. Each outstanding share of NV5 Common Stock entitles its holder of record to one vote on each matter to be considered at the NV5 Special Meeting. NV5 stockholders are entitled to vote on each proposal presented. A complete list of registered NV5 stockholders entitled to vote at the NV5 Special Meeting will be available for inspection at NV5’s principal executive offices at 200 South Park Road, Suite 350, Hollywood, FL 33021, during ordinary business hours for a period of no less than ten days before the NV5 Special Meeting. The list of stockholders will also be available to stockholders during the NV5 Special Meeting through the link meetnow.global/MKC7CXD.

Quorum; Abstentions and Broker Non-Votes

In order for business to be conducted at the NV5 Special Meeting, a quorum must be present. A quorum at the NV5 Special Meeting requires the presence of the holders of a majority of the outstanding shares of the Corporation entitled to vote generally in the election of directors, present in person or represented by proxy. Abstentions will be counted for purposes of determining whether there is a quorum at the NV5 Special Meeting. Shares represented by broker non-votes will not be considered present and entitled to vote at the NV5 Special Meeting for the purpose of determining the presence of a quorum.

Adjournment

If a quorum is not present or represented, the chairman of the meeting may adjourn the NV5 Special Meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

Vote Required

The votes required for each proposal are as follows:

Proposal 1 (NV5 Merger Proposal):    Approval of the NV5 Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of NV5 Common Stock entitled to vote on the NV5 Merger Proposal. Accordingly, a NV5 stockholder’s abstention from voting, a broker non-vote, the failure of a NV5 stockholder to vote or the failure of a NV5 stockholder to submit a proxy will have the same effect as a vote “AGAINST” the NV5 Merger Proposal;

Proposal 2 (NV5 Merger Compensation Proposal):    Approval of the NV5 Merger Compensation Proposal on a non-binding advisory basis requires more votes to be cast “FOR” than “AGAINST” the NV5 Merger Compensation Proposal at a duly held meeting at which a quorum is present (in person or represented by proxy). A NV5 stockholder’s abstention from voting, a broker non-vote, the failure of a NV5 stockholder to vote or the failure of a NV5 stockholder to submit a proxy will have no effect on the NV5 Merger Compensation Proposal.

Proposal 3 (NV5 Adjournment Proposal):    Approval of the NV5 Adjournment Proposal requires more votes to be cast “FOR” than “AGAINST” the NV5 Adjournment Proposal, without regard to the presence of a quorum. A NV5 stockholder’s abstention from voting, a broker non-vote, the failure of a NV5 stockholder to vote or the failure of a NV5 stockholder to submit a proxy will have no effect on the NV5 Adjournment Proposal.

An abstention occurs when the beneficial owner of shares, or a bank, broker or other nominee holding shares for a beneficial owner, is present at the virtual NV5 Special Meeting or by proxy, and entitled to vote at the meeting, but such person refrains from voting as to a particular proposal by expressly marking the “abstain” box on the voting instruction form or ballot. A broker non-vote occurs when a broker or other nominee returns a valid ballot or proxy card without voting on such proposal because they did not receive voting instructions from the street name holder and do not have discretionary authority to vote the shares on a particular proposal. Under applicable rules, banks, brokers and other nominees have discretionary voting power with respect to matters that are considered routine. Shares represented by broker non-votes, however, will not be voted on the NV5 Proposals since such proposals are considered non-routine and therefore the bank, broker or other nominee has no discretionary authority to vote on such proposal. Such shares will be disregarded in the calculation of shares “present in person or represented by proxy” with respect to the NV5 proposals and therefore will have the same effect as a vote “AGAINST” the NV5 Merger Proposal and no effect on the outcome of the NV5 Merger Compensation Proposal and the NV5 Adjournment Proposal.

How to Vote

NV5 stockholders of record on the NV5 Record Date may have their shares of NV5 Common Stock voted by submitting a proxy or may vote online at the NV5 Special Meeting by following the instructions provided on the enclosed proxy card. NV5 recommends that NV5 stockholders entitled to vote submit a proxy prior to the NV5 Special Meeting even if they plan to attend the NV5 Special Meeting.

NV5 stockholders of record may vote in one of the following ways:

Internet:    NV5 stockholders of record may vote over the internet at the web address shown on their proxy card or voting instruction form. NV5 stockholders of record will need to use the control number appearing on their proxy card to vote via the internet. Internet voting is available 24 hours a day and will be accessible until 11:59 p.m., Eastern Time, on July 30, 2025. If NV5 stockholders vote via the internet, they do not need to return their proxy card. The internet voting procedures are designed to authenticate stockholder identities, to allow stockholders to give their voting instructions and to confirm that stockholders’ instructions have been recorded properly. Stockholders voting by internet should remember that the stockholder must bear costs associated with electronic access, such as usage charges from internet access providers.

Telephone:    NV5 stockholders of record may vote by calling the toll-free telephone number shown on their proxy card or voting instruction form. Telephone voting is available 24 hours a day and will be accessible until 11:59 p.m., Eastern Time, on July 30, 2025. NV5 stockholders who vote this way need not send in their proxy card. The telephone voting procedures are designed to authenticate stockholder identities, to allow stockholders to give their voting instructions, and to confirm that stockholders’ instructions have been recorded properly. Stockholders voting by telephone should remember that the stockholder must bear costs associated with electronic access, such as usage charges from telephone companies.

Mail:    NV5 stockholders of record may vote by properly completing, signing, dating and mailing their proxy card or voting instruction form in the self-addressed, stamped envelope (if mailed in the United States) included with this joint proxy statement/prospectus. NV5 stockholders who vote this way should mail the proxy card early enough so that it is received prior to the closing of the polls at the NV5 Special Meeting.

At the Meeting:    NV5 stockholders of record who attend the NV5 Special Meeting online have the right to vote online at the NV5 Special Meeting. NV5 beneficial owners who wish to vote at the NV5 Special Meeting will need a legal proxy from their bank, broker, or other nominee authorizing them to vote those shares online at the NV5 Special Meeting.

NV5 stockholders are encouraged to submit a proxy promptly. Each valid proxy received in time will be voted at the NV5 Special Meeting according to the choice specified, if any. Executed but uninstructed proxies (i.e., proxies that are properly signed, dated and returned but are not marked to tell the proxies how to vote) will be voted in accordance with the recommendations of the NV5 Board.

NV5 stockholders who hold their shares of NV5 Common Stock beneficially in “street name” and wish to submit a proxy must provide instructions to the bank, broker or other nominee that holds their shares of record as to how to vote their shares with respect to Proposals 1, 2, and 3. NV5 stockholders who hold their shares of NV5 Common Stock beneficially and wish to vote at the virtual NV5 Special Meeting must obtain proxies issued in their own names (known as a “legal proxy”).

Proxies and Revocation

NV5 stockholders of record may revoke their proxies at any time before their shares of NV5 Common Stock are voted at the NV5 Special Meeting in any of the following ways:

1.      sending a written notice of revocation to NV5 at 200 South Park Road, Suite 350, Hollywood, FL 33021, Attention: Corporate Secretary, which must be received before their shares are voted at the NV5 Special Meeting;

2.      properly submitting a new, later-dated proxy card, which must be received by 11:59 p.m., Eastern Time, July 30, 2025 (in which case only the later-dated proxy is counted, and the earlier proxy is revoked);

3.      submitting a proxy via the internet or by telephone at a later date, which must be received by 11:59 p.m., Eastern Time, on July 30, 2025 before it is voted at the NV5 Special Meeting (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

4.      attending the NV5 Special Meeting and voting online using their control number during the meeting; attendance at the virtual NV5 Special Meeting will not, however, in and of itself, constitute a vote or revocation of a prior proxy.

Beneficial owners of shares of NV5 Common Stock may change their voting instruction by submitting new voting instructions to the banks, brokers or other nominees that hold their shares of record or by requesting a “legal proxy” from such bank, broker or other nominee and voting at the virtual NV5 Special Meeting. NV5 stockholders who hold their shares in “street name” by a bank or broker, should follow the instructions of their bank or broker regarding the revocation of proxies.

All shares represented by a valid proxy, and that are not revoked, will be voted in accordance with the instructions provided on the proxy. If a NV5 stockholder makes no specification on their proxy as to how they want their shares voted with respect to the NV5 Merger Proposal, the NV5 Merger Compensation Proposal, and the NV5 Adjournment Proposal before signing and returning it, their proxy will be voted “FOR” approval and adoption of the NV5 Merger Proposal and the Merger it contemplates, “FOR” approval, on a non-binding, advisory basis, of the NV5 Merger Compensation Proposal, and “FOR” approval of the NV5 Adjournment Proposal.

Solicitation of Proxies

NV5 will pay for the proxy solicitation costs related to the NV5 Special Meeting. In addition to sending and making available these materials, some of NV5’s directors, officers and other employees may solicit proxies by contacting NV5 stockholders by telephone, by mail, by e-mail or in person. NV5 stockholders may also be solicited by news releases issued by NV5 and/or Acuren, postings on NV5’s or Acuren’s websites and advertisements in periodicals. None of NV5’s directors, officers or employees will receive any extra compensation for their solicitation services. NV5 has also made arrangements with Georgeson to assist them in soliciting proxies and have agreed to pay it an estimated fee of approximately $15,000 plus expenses for these services. NV5 may also ask banks, brokers, trusts and other nominees to forward proxy solicitation materials to the NV5 stockholders held of record by such banks, brokers, trusts or other nominees. NV5 will reimburse banks, brokers and other nominees for their expenses in sending proxy solicitation materials to the beneficial owners of NV5 Common Stock and obtaining their proxies.

Appraisal Rights and Dissenters’ Rights

NV5 stockholders are entitled to appraisal rights under Section 262 of the DGCL, provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL. NV5 Common Stock held by stockholders that do not vote for approval of the Merger and make a demand for appraisal in accordance with the DGCL will not be converted into the Merger Consideration, but will be converted into the right to receive from the combined company consideration determined in accordance with Delaware law.

For more information regarding dissenters’ or appraisal rights, please see “The Merger — Appraisal Rights and Dissenters’ Rights.”

Other Matters

At this time, NV5 knows of no other matters to be submitted at the NV5 Special Meeting.

Householding of Special Meeting Materials

Unless NV5 has received contrary instructions, NV5 may send a single copy of this joint proxy statement/prospectus and notice to any household at which two or more stockholders reside if NV5 believes the stockholders are members of the same family. Each stockholder in the household will continue to receive a separate proxy card. This process, known as “householding,” reduces the volume of duplicate information received at a household and helps to reduce NV5’s expenses.

Communications with NV5’s Board

Stockholders who wish to communicate with the NV5 Board or an individual director of the NV5 Board may do so by sending written correspondence by mail, facsimile or email to: the NV5 Board or individual director, c/o the Corporate Secretary of NV5 at 200 South Park Road, Suite 350, Hollywood, FL 33021; Fax: (954) 495-2102; Email Address: MaryJo.OBrien@nv5.com. The mailing envelope, facsimile cover letter or email must contain a clear notation indicating that the enclosed correspondence is a “Stockholder Board Communication.” The NV5 Corporate Secretary has been authorized to screen such communications and handle differently any such communications that are abusive, in bad taste or that present safety or security concerns. All such communications must identify the author as a stockholder and clearly state whether the intended recipients are all or individual members of the NV5 Board. The NV5 Corporate Secretary will maintain a log of such communications and make copies of all such communications and circulate them to the full NV5 Board or the appropriate directors.

Questions and Additional Information

NV5 stockholders may contact NV5’s Corporate Secretary or Georgeson with any questions about the proposals or how to vote or to request additional copies of any materials at:

NV5 Global, Inc.
200 South Park Road, Suite 350
Hollywood, FL 33021
(954) 495-2112

Georgeson LLC
51 West 52nd Street, 6th Floor
New York, NY 10019
Call Toll Free: (888) 686-8987
E-mail: NV5Proxy@Georgeson.com

NV5 PROPOSAL 1 — NV5 MERGER PROPOSAL

This joint proxy statement/prospectus is being furnished to you as a NV5 stockholder as part of the solicitation of proxies by NV5’s Board for use at the NV5 Special Meeting to consider and vote upon the NV5 Merger Proposal.

In accordance with the NV5 Certificate of Incorporation, the NV5 Bylaws and the DGCL, approval of the NV5 Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of NV5 Common Stock entitled to vote thereon, by casting a vote “FOR” the NV5 Merger Proposal at a duly held meeting at which a quorum is present (in person or represented by proxy). Accordingly, the Merger cannot be completed without the approval of the NV5 Merger Proposal. In addition, pursuant to the Merger Agreement, approval of the NV5 Merger Proposal is a condition to the consummation of the Merger.

IF YOU ARE A NV5 STOCKHOLDER,
THE NV5 BOARD OF DIRECTORS RECOMMENDS
THAT YOU VOTE “FOR” THE NV5 MERGER PROPOSAL

NV5 PROPOSAL 2 — NV5 MERGER COMPENSATION PROPOSAL

Under Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, NV5 is required to submit a proposal to NV5’s stockholders to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to NV5’s named executive officers that is based on or otherwise relates to the Merger Agreement and related transactions. This compensation is summarized in the section of this joint proxy statement/prospectus entitled “The Merger — Interests of NV5’s Executive Officers and Non-Employee Directors in the Merger.” NV5’s Board encourages you to review carefully the information contained in this joint proxy statement/prospectus regarding compensation related to the Merger that will or may be paid to NV5’s named executive officers. Accordingly, NV5 is asking you to approve the following resolution:

“RESOLVED, that the stockholders of NV5 approve, on a non-binding advisory basis, the compensation that may be paid or become payable to NV5’s named executive officers that is based on or otherwise relates to the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the section of the joint proxy statement/prospectus entitled “The Merger — Interests of NV5’s Executive Officers and Non-Employee Directors in the Merger.”

The vote on the NV5 Merger Compensation Proposal is a vote separate and apart from the vote on the Merger Agreement Proposal. Accordingly, you may vote to approve the NV5 Merger Proposal and vote not to approve the NV5 Merger Compensation Proposal and vice versa. Approval of the NV5 Merger Compensation Proposal is not a condition to the completion of the Merger. Because the vote on the NV5 Merger Compensation Proposal is advisory only, it will not be binding on NV5. Accordingly, if the Merger Agreement is adopted and the Merger is consummated, the amounts approved to be paid under the NV5 Merger Compensation Proposal may be payable to NV5’s named executive officers in accordance with the terms and conditions of the applicable agreements, subject only to the conditions applicable thereto, regardless of the outcome of the vote on the NV5 Merger Compensation Proposal.

Approval of the NV5 Merger Compensation Proposal requires more votes are cast “FOR” than “AGAINST” the NV5 Merger Compensation Proposal at a duly held meeting at which a quorum is present (in person or represented by proxy).

IF YOU ARE A NV5 STOCKHOLDER,
THE NV5 BOARD OF DIRECTORS RECOMMENDS
THAT YOU VOTE “FOR” THE NV5 MERGER COMPENSATION
PROPOSAL ON A NON-BINDING ADVISORY BASIS

NV5 PROPOSAL 3 — NV5 ADJOURNMENT PROPOSAL

NV5 may propose to adjourn the NV5 Special Meeting: (i) with the written consent of Acuren; (ii) for the absence of a quorum; (iii) after consultation in good faith with Acuren, (A) to solicit additional proxies for the purpose of obtaining stockholder approval of the NV5 Merger Proposal, or (B) to allow reasonable additional time for the preparation, filing and distribution of any supplemental or amended disclosure which NV5 has determined in good faith (after consultation with its outside legal counsel) is necessary or advisable under applicable and for such supplemental or amended disclosure to be disseminated to, and reviewed by, NV5’s stockholders prior to the NV5 Special Meeting, or (iv) otherwise where required to comply with applicable law following consultant with outside legal counsel.

If the NV5 Special Meeting is so adjourned, stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote in favor of the Merger Agreement Proposal and the NV5 Merger Compensation Proposal but do not indicate a choice on the NV5 Adjournment Proposal, your shares of NV5 Common Stock will be voted in favor of the NV5 Adjournment Proposal. If you indicate, however, that you wish to vote against the NV5 Merger Proposal or the NV5 Merger Compensation Proposal, your shares of NV5 Common Stock will only be voted in favor of the Adjournment Proposal if you indicate that you wish to vote in favor of the NV5 Adjournment Proposal.

Consequences if the NV5 Adjournment Proposal is Not Approved

If the NV5 Adjournment Proposal is not approved by NV5’s stockholders, the NV5 Board may not be able to adjourn the NV5 Special Meeting to a later date (i) if, based on the tabulated votes, there are not sufficient votes at the time of the NV5 Special Meeting to approve the NV5 Merger Proposal, (ii) to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to NV5 stockholders, or (iii) to comply with applicable law.

Vote Required for Approval

Approval of the NV5 Adjournment Proposal requires more votes are cast “FOR” than “AGAINST” the NV5 Adjournment Proposal at a duly held meeting, without regard to the presence of a quorum at such meeting.

IF YOU ARE A NV5 STOCKHOLDER,
THE NV5 BOARD OF DIRECTORS RECOMMENDS
THAT YOU VOTE “FOR” THE NV5 ADJOURNMENT PROPOSAL

THE MERGER

This section of the joint proxy statement/prospectus describes the material aspects of the Merger. This section may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the documents attached hereto and incorporated by reference into this joint proxy statement/prospectus, including the full text of the Merger Agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex A, for a more complete understanding of the Merger and the transactions related thereto. In addition, important business and financial information about each of Acuren and NV5 is included in or incorporated by reference into this joint proxy statement/prospectus and is included in the annexes hereto. Please see “Where You Can Find More Information.”

Effects of the Merger

The Merger Agreement, among other things, provides for the First Merger, with NV5 continuing its existence as the Initial Surviving Corporation and a direct wholly owned subsidiary of Acuren at the First Effective Time, and the subsequent Second Merger, with Merger Sub II continuing its existence as the Final Surviving Corporation following the Second Merger as a direct wholly owned subsidiary of Acuren at the Second Effective Time.

In addition, the NV5 Board will take all actions as may be necessary so that, at the First Effective Time, each outstanding restricted stock award and restricted stock unit in respect of NV5 Common Stock will be treated as described in “— Interests of NV5’s Executive Officers and Non-Employee Directors in the Merger” and “— Treatment of NV5 Equity Awards in the Merger.”

Background of the Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not catalogue every conversation among the respective parties, their boards of directors and management, their respective representatives, or other parties.

Each of the Acuren Board and the NV5 Board, together with their respective senior management, regularly reviews and assesses their respective business, results of operations, financial performance, business strategy and strategic direction, outlook and growth prospects, as well as trends and market developments affecting their respective industries and businesses generally.

As part of Acuren’s ongoing assessment, Acuren’s Co-Chairmen and executive management regularly consider potential opportunities to strengthen Acuren’s business and enhance stockholder value, including by pursuing strategic opportunities such as acquisitions, dispositions, commercial partnerships or combinations with third parties as a core part of its strategy. NV5’s business and service lines are adjacent to Acuren’s, and therefore, when Acuren reviews potential acquisitions targets and adjacent businesses for an understanding of the industry and its investor base, NV5 often appears and is reviewed by Acuren.

On November 15, 2024, Sir Martin E. Franklin and Robert Franklin, Co-Chairmen of Acuren, met with Dickerson Wright, Executive Chairman of NV5, at NV5’s offices in Hollywood, Florida to learn more about the NV5 business. Richard Tong, General Counsel of NV5, and Edward Codispoti, Chief Financial Officer of NV5, were also present.

Subsequent to this meeting, Sir Martin and Mr. Franklin continued to engage in exploratory discussions with NV5 executives, both in person and via email and included the possibility of combining the two companies.

On December 16, 2024, Sir Martin, Mr. Franklin and Talman Pizzey, Chief Executive Officer of Acuren, had dinner with Mr. Wright and Byron Roth, CEO of Roth Capital Partners LLC (“Roth”), a long standing financial advisor to NV5 since the time of its initial public offering in 2013, and their respective spouses, where they further explored the possibility of a transaction between Acuren and NV5, although no definitive transaction structure or terms were presented or considered.

On December 20, 2024, Mr. Pizzey sent an email to Mr. Wright that contained an overview of Acuren’s business and expressed his views as to the benefits of a potential business combination, which included initial thoughts on potential operational synergies that might be achieved following a potential transaction. In response, Mr. Wright emailed Mr. Pizzey suggesting that the two companies engage in more detailed discussions in January.

On January 2, 2025, Mr. Wright sent Mr. Pizzey an email describing the services provided by NV5 at each NV5 office location.

On January 24, 2025, Sir Martin and Mr. Wright held a meeting to further discuss a possible transaction between NV5 and Acuren.

On January 29, 2025, Sir Martin and Mr. Wright met to discuss a potential acquisition of NV5 by Acuren. At the meeting, Sir Martin indicated that Acuren was considering delivering to NV5 a non-binding proposal for a potential acquisition of NV5 by Acuren. Mr. Wright indicated that if Acuren should deliver such a proposal, the NV5 Board would review the proposal.

On January 30, 2025, after further discussions with executive management of Acuren and representatives of Jefferies LLC (“Jefferies”), who previously performed financial advisory services for Acuren, Sir Martin and Mr. Franklin discussed with the Acuren Board the potential opportunity for Acuren to make a proposal for a potential acquisition of NV5 by Acuren (the “Potential Transaction”). Following those discussions, on January 30, 2025, Sir Martin delivered to Mr. Wright a preliminary, non-binding indication of interest, which proposed that Acuren acquire all of the outstanding shares of NV5 Common Stock for $20.00 to $22.00 per share, which consideration would consist of $8.00 to $10.00 in cash and the remainder in Acuren Common Stock (the “Initial Offer”). The indication of interest proposed that Acuren and NV5 enter into a customary mutual non-disclosure agreement (which would include a customary mutual standstill) so that both parties could engage in due diligence.

On January 31, 2025, Mr. Pizzey emailed Mr. Wright a summary of the services provided by Acuren at each Acuren office location in an effort to assist NV5 with evaluating the Initial Offer.

On February 5, 2025, the Board of Directors of NV5 held a meeting, with members of NV5 management present. At the meeting, Mr. Wright informed the NV5 Board of the Initial Offer.

On February 6, 2025, a representative of Roth called Sir Martin to discuss the Initial Offer. The Roth representative advised Sir Martin that the NV5 Board was of the view that the proposed price range of $20.00 to $22.00 per share was too low and suggested that Acuren should consider raising its offer price and adjusting the cash and stock split to be an equal amount of cash and Acuren Common Stock.

On February 8, 2025, a zoom conference call was held involving Sir Martin, Mr. Franklin, Mr. Wright and representatives from Roth to discuss the Initial Offer. During the call, Sir Martin, Mr. Franklin and the Roth representatives discussed the possibility of Acuren increasing its offer to $23.00 per share of NV5 Common Stock, with $10.00 payable in cash and the remainder in Acuren Common Stock. The Roth representatives indicated that the NV5 Board would likely be more inclined to enter into a non-disclosure agreement that would enable the parties to conduct mutual due diligence if Acuren was willing to offer at least $23.00 per share of NV5 Common Stock.

On February 11, 2025, the NV5 Board held a meeting to discuss the Initial Offer and the Potential Transaction. Representatives of Roth and Loeb & Loeb LLP (“Loeb”), counsel to NV5, were also present. The NV5 Board discussed entering into a limited due diligence period with Acuren to explore the Potential Transaction, including potential synergies, and directed NV5 management to enter into a confidentiality agreement with Acuren to facilitate such due diligence.

On February 11, 2025, the Acuren Board met to discuss the strategic rationale for the Potential Transaction. Representatives of Jefferies were also in attendance.

Also on February 11, 2025, Mr. Wright called Sir Martin to further discuss the Initial Offer. Mr. Wright advised Sir Martin that a majority of the NV5 Board would likely be in favor of the Potential Transaction at a price of at least $23.00 per share of NV5 Common Stock and that the NV5 Board agreed to proceed with a non-disclosure agreement at this price. Mr. Wright also noted to Sir Martin that the NV5 Board wanted to continue to explore whether there was room for Acuren to further increase the offer price.

On February 12, 2025, NV5 and Acuren executed a mutual non-disclosure agreement (the “Confidentiality Agreement”), which included customary mutual standstill and standstill fallaway provisions, and Acuren circulated an initial due diligence request list to NV5.

That same day on February 12, 2025, the four non-management directors of the NV5 Board met telephonically to discuss the Initial Offer and the Potential Transaction.

On February 13, 2025, Mr. Franklin, Mr. Pizzey, Mr. Wright, Ben Heraud, Chief Executive Officer of NV5, Mr. Codispoti and representatives of Roth, met in person in Hollywood, Florida, with a representative of Jefferies participating via videoconference, to discuss certain preliminary items relating to their respective businesses, including understanding each business’s operating segments, adjacencies and business prospects and recent changes in NV5’s management.

On February 14, 2025, representatives of Acuren, Mariposa Capital, LLC (“Mariposa”), an advisor to Acuren of which Sir Martin is the manager, NV5, Roth, Jefferies, Loeb, and Greenberg Traurig, P.A. (“Greenberg”), counsel to Acuren, held a telephonic meeting to discuss the timeline for the Potential Transaction. Also on February 14, 2025, Roth sent Acuren an initial due diligence request list on behalf of NV5.

On February 18, 2025, William Pruitt and Dr. Denise Dickins, non-management directors on the NV5 Board, met with Mr. Wright and Ben Heraud, Chief Executive Officer of NV5, to discuss the Potential Transaction and the evaluation thereof.

Also on February 18, 2025, Mr. Franklin met with Brian Freckmann, a non-management director on the NV5 Board, to discuss the strategic rationale for the Potential Transaction.

On February 20, 2025, the NV5 Board met to consider certain issues arising from the ongoing diligence process with respect to the Potential Transaction. Representatives from Loeb reviewed the fiduciary duties of the NV5 Board regarding the evaluation of a potential strategic transaction, including the Potential Transaction.

On February 20, 2025, NV5 entered into an engagement letter formally engaging Roth as NV5’s financial advisor.

On February 22, 2025, Greenberg sent the initial draft of the Merger Agreement to Loeb which contemplated, among other things, a fixed exchange ratio based on Acuren’s stock price prior to signing.

On February 23, 2025, representatives of Greenberg and Loeb held a call to discuss possible structuring options for the Potential Transaction.

On February 25, 2025, Acuren made a virtual dataroom containing due diligence materials available to representatives of NV5 and its advisors, at which time NV5 commenced its diligence of Acuren, which continued through May 14, 2025.

On February 26, 2025, NV5 made a virtual dataroom containing due diligence materials available to representatives of Acuren and its advisors, at which time Acuren commenced its diligence of NV5, which continued through May 14, 2025.

On March 2, 2025, NV5 added the NV5 March Projections to the virtual dataroom, and Acuren added its projections to the virtual dataroom, which are each summarized below under the section “— Certain Prospective Financial Information.”

On March 3, 2025, Sir Martin, Mr. Franklin and Mr. Wright had an in-person meeting and discussed the transaction process.

On March 5, 2025, management of each of NV5 and Acuren, with representatives of Roth, Jefferies and Greenberg in attendance, met for all-day management presentations, during which each party presented on recent results of operations, trends in customer demands, perceived benefits of the Potential Transaction and other related matters.

On March 6, 2025, Sir Martin and Mr. Pizzey, joined a call with the NV5 Board. During the call, Sir Martin discussed the potential benefits of the Potential Transaction, and the relative growth margins and adjusted EBITDA of the combined company with the NV5 Board. Following the call, Sir Martin called Mr. Wright to discuss NV5’s views regarding the Potential Transaction and the process for moving forward with the Potential Transaction.

On March 10, 2025, Loeb sent a revised draft Merger Agreement to Greenberg. Among other proposed terms, the draft Merger Agreement contemplated that (i) the exchange ratio for determining the number of shares of Acuren Common Stock constituting the stock portion of the proposed purchase price would be proportionally increased if Acuren’s Closing VWAP was less than $13.00 per share, (ii) the post-closing Acuren Board would include three directors designated by NV5 (including Mr. Wright), (iii) the RSAs held by certain NV5 executives would be accelerated in accordance with their terms and receive the purchase price at Closing (instead of being assumed by Acuren), and (iv) the parties’ respective representations, warranties and covenants included in the Merger Agreement would generally be symmetrical in terms of subject matter, scope and materiality levels. The draft Merger Agreement also contemplated a “two-tiered” NV5 termination fee, with a lower termination fee equal to 1.5% of NV5’s equity value payable if the Merger Agreement was terminated by NV5 to accept a superior proposal during a “go-shop” period (as well as after the “go-shop” period for certain exempted persons who approached NV5 during the “go-shop” period), and a termination fee equal to 3.0% of NV5’s equity value payable if the Merger Agreement was terminated by NV5 to accept a superior proposal after the “go-shop” period. In addition, the draft Merger Agreement provided that the Acuren termination fee would be equal to 6.0% of NV5’s equity value and that the termination fee would be payable by Acuren (in addition to circumstances in which the Merger Agreement was terminated by Acuren to accept a superior proposal) if the Merger Agreement was terminated due to the parties’ failure to obtain the necessary regulatory approvals.

On March 11, 2025, Sir Martin, Mr. Franklin, and representatives of Roth, Greenberg and Loeb held a telephonic meeting to discuss the possibility of Acuren making an updated proposal to acquire NV5 that would include a narrower price range than the Initial Offer and would reiterate the reasons why the Potential Transaction would be beneficial to NV5 stockholders. Mr. Wright indicated that several of the members of the NV5 Board remained unconvinced that the Initial Offer appropriately valued NV5, including that the value associated with the stock component of the Initial Offer was difficult to determine given the volatility associated with the Acuren Common Stock. Sir Martin indicated that he would be willing to present his views on the Potential Transaction directly to the members of the NV5 Board.

On March 12, 2025, Acuren delivered a revised, non-binding indication of interest to the NV5 Board to acquire all of the outstanding shares of NV5 Common Stock for $23.00 per share, which consideration would consist of $10.00 per share in cash and shares of Acuren Common Stock at an exchange ratio of 1.08 shares of Acuren Common Stock for each share of NV5 Common Stock (the “Revised Offer”) The Revised Offer also reiterated Acuren’s belief that the Potential Transaction represented a compelling opportunity to the NV5 stockholders and highlighted Acuren’s and its Founders’ track record of successfully combining with other companies. The Revised Offer did not address management of the combined company post-closing or any related compensation or retention matters.

Also on March 12, 2025, certain of the non-management members of the NV5 Board held discussions concerning the possible advantages and risks associated with the Revised Offer, the potential formation of a special committee of the NV5 Board to independently evaluate the Revised Offer, the possibility that the management members of the NV5 Board might be continuing with the combined company should the Potential Transaction be consummated (and as such might have interests in the Potential Transaction that are different from those of the other NV5 stockholders), and the opportunity for such special committee to engage certain legal advisors to assist with such an evaluation.

On March 14, 2025, representatives of Jefferies and Roth had discussions regarding the NV5 March Projections, including the assumptions on growth and M&A.

On March 14, 2025, representatives of Mariposa, NV5, Loeb and Greenberg held a telephonic meeting, at which they discussed the issues presented by Loeb’s comments to the Merger Agreement. These issues included, among others, (i) the exchange ratio mechanism, (ii) the post-closing composition of the Acuren Board, (iii) a voting agreement to be entered into by entities managed by Viking Global Investors, L.P. (“Viking”), a significant stockholder of Acuren, (iv) the scope of the parties’ respective representations, warranties and covenants to be included in the Merger Agreement, and (v) the size, structure and triggers for the respective termination fees that would be payable by the parties in the event the Merger Agreement was terminated in certain circumstances.

On March 17, 2025, the non-management directors of the NV5 Board circulated draft resolutions to the NV5 Board that provided for the establishment of the NV5 Special Committee to be comprised of Mr. Pruitt, Dr. Dickins, Mr. Freckmann and Francios Tardan, all of the non-management members of the NV5 Board, to report its findings and recommendations to the NV5 Board in respect of its review, consideration and evaluation of Acuren’s offer and to determine conclusively whether to recommend to the NV5 Board that it recommend the offer to NV5’s stockholders (the “Special Committee Authorizing Resolutions”). The Special Committee Authorizing Resolutions also named Mr. Pruitt as the Chairman of the NV5 Special Committee and authorized the NV5 Special Committee to retain legal, financial and other advisors determined to be appropriate by the NV5 Special Committee.

Later on March 17, 2025, representatives of Acuren and NV5 management, together with representatives of Roth, Loeb and Greenberg, met to discuss the potential establishment of the NV5 Special Committee and benefits and risks of such committee including the impact that such formation would have on the timing of the Potential Transaction.

On March 17, 2025 and March 18, 2025, Mr. Franklin met in person numerous times with representatives of NV5 management and representatives of Roth and Loeb at the Roth investor conference to discuss the Revised Offer and the Potential Transaction, with Sir Martin and Kristin Schultes, Chief Financial Officer of Acuren, joining virtually on March 18. During those discussions, NV5 management advised Mr. Franklin that the non-management directors of the NV5 Board expressed concerns that the Revised Offer did not appropriately value NV5 and that the NV5 Board was continuing to consider forming the NV5 Special Committee and adopting the Special Committee Authorizing Resolutions.

From March 17 to March 20, Mr. Pizzey, Mr. Franklin and Ms. Schultes, as part of Acuren’s diligence process, visited various of NV5’s sites

Also on March 18, 2025, Mr. Pruitt, Dr. Dickins, Mr. Tardan, Mr. Codispoti and Mr. Tong met with representatives of NV5’s accounting advisor to discuss certain findings with respect to such advisors’ financial due diligence of Acuren. Also on March 18, 2025, Mr. Pruitt, Dr. Dickins, and Mr. Tardan held an interview with representatives of a law firm regarding the possible engagement of such law firm as potential independent legal counsel to the NV5 Special Committee.

On March 21, 2025, representatives of Loeb and Greenberg discussed potential alternative transaction structures, including the possibility of Acuren making a tender offer directly to NV5 stockholders, at the same price and on the terms outlined in the Revised Offer. Later that day, Loeb sent to Greenberg a draft standstill waiver that would enable Acuren to make such a tender offer under the terms of the mutual standstill contained in the Confidentiality Agreement, subject to certain conditions. Over the next several days, representatives of Loeb and Greenberg further discussed potential alternative transaction structures and certain related legal considerations, including the draft waiver, but ultimately the parties decided not to pursue any such alternatives.

Also on March 21, 2025, Mr. Pruitt and Dr. Dickins held a meeting with representatives of NV5’s accounting advisor and Mr. Codispoti to continue to review preliminary findings with respect to such advisors’ financial due diligence of Acuren. Also on March 21, 2025, Mr. Pruitt and Dr. Dickins held an interview with representatives of Cooley LLP (“Cooley”) regarding the possible engagement of Cooley as potential independent legal counsel to the NV5 Special Committee.

On March 24, 2025 and March 25, 2025, Mr. Roth and members of NV5 management continued to update Acuren regarding the potential formation of the NV5 Special Committee.

On March 25, 2025, the NV5 Board unanimously approved the Special Committee Authorizing Resolutions.

On March 26, 2025, the NV5 Special Committee met to discuss the committee’s role in connection with the Potential Transaction and to review recent activities of certain of the members of the NV5 Special Committee with respect to the Potential Transaction, including with respect to financial due diligence of Acuren and the interviews of potential independent legal counsel. The NV5 Special Committee then discussed the engagement of advisors and determined to engage Cooley as its independent legal counsel. The NV5 Special Committee then authorized Mr. Freckmann to coordinate presentations with two financial advisors, including Robert W. Baird & Co. Incorporated (“Baird”), to potentially serve as the NV5 Special Committee’s financial advisor to render a financial opinion, if requested, with respect to the consideration to be received in the Potential Transaction. The NV5 Special Committee reviewed the Revised Offer, including concerns that the Revised Offer did not appropriately value NV5, and authorized Mr. Pruitt to engage, on behalf of the NV5 Special Committee, in discussions with Sir Martin later that day regarding the Revised Offer.

On March 26, 2025, Sir Martin, Mr. Franklin, Mr. Pruitt and Mr. Roth met at Sir Martin’s home and discussed the rationale and benefits of the Potential Transaction and the Revised Offer. At the meeting, Mr. Pruitt communicated to Sir Martin that the NV5 Special Committee had been formed and that, in order for the NV5 Special Committee to determine whether to recommend to the NV5 Board that it recommend the offer to NV5’s stockholders, a fairness opinion would be required and Acuren would need to increase its offer price to acquire NV5.

On March 27, 2025, the NV5 Board met to review the status of the Potential Transaction and to discuss certain due diligence matters with respect to Acuren.

On April 2, 2025, the NV5 Special Committee held a meeting, with representatives of Cooley present for the full meeting and Mr. Codispoti and representatives of Baird present for portions of the meeting. Representatives of Baird discussed Baird’s experience in the construction and engineering services industry and its deep understanding of NV5’s business having previously worked with NV5 in connection with a prior strategic review process. Representatives of Baird also discussed Baird’s prior knowledge of Acuren’s business, having worked with ASP Acuren, Acuren’s predecessor, in connection with the Acuren Acquisition. Mr. Codispoti then reviewed the NV5 March Projections that were previously shared with Acuren in connection with its due diligence review of NV5, which projections had been circulated to the NV5 Special Committee in advance of the meeting. Discussion ensued, and the NV5 Special Committee directed Mr. Codispoti to revise the NV5 March Projections, for further review by the NV5 Special Committee, to reflect inorganic growth opportunities, in addition to organic growth, so that the forecasts would be more consistent with NV5’s historical operations, including NV5’s use of acquisitions as part of its growth strategy.

On April 5, 2025, the NV5 Special Committee held a meeting to review the qualifications, and to discuss the potential engagement, of the other financial advisor to serve as the NV5 Special Committee’s financial advisor to render a financial opinion with respect to the consideration to be received in the Potential Transaction. The NV5 Special Committee determined to request a fee proposal from such advisor and discuss further at its next meeting.

On April 8, 2025, the NV5 Special Committee held a meeting to discuss the relative qualifications, independence and fees of the two potential advisors, including Baird, to serve as the Committee’s financial advisor to render a financial opinion with respect to the consideration to be received in the Potential Transaction. The NV5 Special Committee initially determined to engage the other financial advisor, with the scope of such engagement to be limited to such financial advisor only rendering a financial opinion to the NV5 Special Committee, which advisor was selected by the NV5 Special Committee based on such financial advisor’s familiarity with NV5’s business based on ongoing engagements with NV5. However, after NV5 management raised concerns regarding a potential conflict of interest with such financial advisor, the NV5 Special Committee determined that in light of such potential conflict, and subject to receiving a satisfactory relationship disclosure from Baird and negotiating a satisfactory engagement letter, it would engage Baird as its financial advisor based on, among other things, Baird’s knowledge and transaction history in the construction and engineering services industry, and previous experience having worked with NV5 in connection with its prior strategic review process and ASP Acuren on the Acuren Acquisition.

On April 21, 2025, the NV5 Special Committee held a meeting to discuss the Potential Transaction. Representatives of Cooley advised the NV5 Special Committee regarding its fiduciary duties in connection with its mandate under the Special Committee Authorizing Resolutions. The NV5 Special Committee discussed next steps with respect to a Potential Transaction and determined that Mr. Pruitt, in his capacity as Chairman of the NV5 Special Committee, and a management director of the NV5 Board should communicate to Acuren that in order to proceed with discussions regarding the Potential Transaction it would need to increase its offer price and that Acuren should provide support for its ability to finance the cash portion of the consideration.

On April 24, 2025, Mr. Wright, along with representatives of Roth and Jefferies, met with Sir Martin and Mr. Franklin to further discuss the Potential Transaction and the position of the NV5 Special Committee regarding the proposed purchase price.

Later in the day on April 24, 2025, Sir Martin delivered to Mr. Pruitt, on behalf of the NV5 Special Committee, a letter reiterating Acuren’s “best and final” proposal to acquire NV5 for $10.00 per share in cash plus shares of Acuren Common Stock at an exchange ratio of 1.1577 shares of Acuren Common Stock for each share of NV5 Common Stock.

On April 29, 2025, the NV5 Board met, with representatives of Roth present, to discuss certain upcoming SEC filings by NV5, including the timing of its 2025 annual meeting of stockholders. The NV5 Board decided to delay the timing of its 2025 annual meeting of stockholders in light of the pending negotiations with Acuren.

Also on April 29, 2025, the NV5 Special Committee met, with representatives of Cooley present, to discuss the status of the Potential Transaction and to review recent market trends, including the decline in the value of NV5’s Common Stock, along with the broader financial market, as a result of the announcement of increased tariffs by the

United States government, and the challenges and uncertainty associated with operating against such headwinds with an increased level of market volatility. The NV5 Special Committee discussed potential strategic alternatives, including continuing as a standalone company and the Potential Transaction. The NV5 Special Committee then discussed certain preliminary financial considerations provided by representatives of Roth at the NV5 Board meeting held earlier that day and determined that Mr. Pruitt, in his capacity as Chairman of the NV5 Special Committee, together with a management director of the NV5 Board, should communicate to Acuren that in order to proceed with discussions regarding the Potential Transaction it would need to increase its offer price to provide for a 30% premium over the price per share of NV5’s Common Stock as of the closing of the Potential Transaction, with a minimum price of $23.00 per share as of the closing of the Potential Transaction. The NV5 Special Committee then discussed retaining Baird to render a financial opinion, if requested, with respect to the consideration to be received in the Potential Transaction. The NV5 Special Committee discussed the engagement with Baird pursuant to which Baird would render its opinion with respect to the consideration to be received in the Potential Transaction as well as the customary relationship disclosures letter provided by Baird regarding certain relationships between Baird and each of the NV5 and Acuren. Following discussion and review of such customary relationship disclosure letter, the NV5 Special Committee determined that there were no material investment banking relationships disclosed therein that would impact Baird’s ability to act independently and effectively in relation to a potential transaction with Acuren and determined to proceed with engaging Baird to render an opinion with respect to the consideration to be received in the Potential Transaction, and authorized NV5’s engagement of Baird.

Later in the day on April 29, 2025, Sir Martin, Mr. Franklin, Mr. Wright, Mr. Pruitt and Mr. Roth met to further discuss the Potential Transaction and Mr. Pruitt conveyed the view of the NV5 Special Committee that the offer price would need to be increased to be supported by the NV5 Special Committee, to which Sir Martin reiterated the position previously conveyed by Acuren that the $23.00 per share offer reflected Acuren’s “best and final” proposal to acquire NV5.

On May 1, 2025, Greenberg sent to Loeb a revised draft of the Merger Agreement. The draft Merger Agreement contemplated, among other things, that (i) the parties would further discuss the exchange ratio mechanism for determining the number of shares of Acuren Common Stock constituting the stock portion of the proposed purchase price, (ii) the post-closing Acuren Board would include two directors designated by NV5 (including Mr. Wright), and (iii) the parties’ respective representations, warranties and covenants contained in the Merger Agreement would generally be symmetrical in terms of subject matter, scope and materiality levels. In addition, the draft Merger Agreement reflected the “two-tiered” NV5 termination fee proposed by NV5, with a lower termination fee equal to 1.5% of NV5’s equity value payable if the Merger Agreement was terminated by NV5 to accept a superior proposal during the “go-shop” period (as well as after the “go-shop” period for certain exempted persons who approached NV5 during the “go-shop” period), and a termination fee equal to 3.0% of NV5’s equity value payable if the Merger Agreement was terminated by NV5 to accept a superior proposal after the “go-shop” period. The draft Merger Agreement also provided that the Acuren termination fee would be equal to 3.0% of NV5’s equity value (instead of 6.0%, as proposed by NV5) and removed the provision that the termination fee would be payable by Acuren if the Merger Agreement was terminated due to the parties’ failure to obtain the necessary regulatory approvals. In addition, Greenberg sent to Loeb an initial draft of the form of stockholder support agreement to be entered into by each of Mr. Wright and Cercano Management LLC (“Cercano”), a significant stockholder of NV5, in connection with the Potential Transaction.

On May 2, 2025, representatives from each of NV5, Roth and Loeb held a conference call to discuss open issues in the Merger Agreement, including (i) the number of board appointments that NV5 would be entitled to appoint to the Acuren Board following closing of the Potential Transaction, (ii) the use of a fixed versus floating exchange ratio (with a collar) for the stock portion of the merger consideration, (iii) the length of the go-shop period and (iv) the inclusion of a financing failure and regulatory break-up fees.

On May 3, 2025, NV5, Acuren and their respective legal and financial advisors held a telephonic meeting to discuss outstanding issues on the Merger Agreement, which included the exchange ratio mechanism, the post-closing composition of the Acuren Board, the size of the Acuren termination fee, and whether the termination fee would be payable by Acuren if the Merger Agreement was terminated due to the parties’ failure to obtain the necessary regulatory approvals. Representatives of Acuren indicated that although Acuren believed that its proposal to use a fixed exchange ratio was consistent with the parties’ previous discussions and would simplify the purchase price mechanics, Acuren was amenable to using a floating exchange ratio, if that was NV5’s preference, provided the parties would agree on the appropriate reference price and symmetrical collar. The parties agreed that Acuren would share with NV5 a proposal for the legal description of each approach that could be incorporated into the Merger Agreement.

On May 5, 2025, Greenberg sent to Loeb Acuren’s proposal with respect to the exchange ratio for determining the number of shares of Acuren Common Stock constituting the stock portion of the purchase price. The proposal contemplated that the exchange ratio would be either fixed at signing or floating based on Acuren’s Closing VWAP, with a floor equal to 95% and a ceiling equal to 105% of Acuren’s five-day VWAP as of signing.

Also on May 5, 2025, the NV5 Special Committee met, with representatives of Cooley present, to discuss the latest draft of the Merger Agreement, including, among other things, (i) the structure of the Potential Transaction, including the use of a fixed versus floating exchange ratio (with a collar) for the stock portion of the merger consideration and the importance of protecting NV5 stockholders from volatility in Acuren’s stock price during the period between signing and closing of the Potential Transaction, (ii) the merger consideration to be paid by Acuren to the NV5 stockholders and other equity holders in connection with the Potential Transaction, including whether the proposed transaction consideration of $23.00 per share of NV5 Common Stock reflecting a mix of cash and Acuren Common Stock was in the best interest of NV5’s stockholders relative to other strategic opportunities available to NV5, including continuing as a standalone public company, (iii) the third party approvals required to consummate the Potential Transaction, (iv) the go-shop timing and related procedures, including, in the event that NV5 were to proceed with the Potential Transaction, the importance of (a) providing for a 60-day go-shop period to provide NV5 with sufficient time to solicit and negotiate any alternative proposals with interested third parties and (b) allowing the NV5 Special Committee to direct and control any go-shop process on behalf of NV5, (v) the rational for requiring a tax opinion from Acuren to help support statements to the NV5 stockholders that the stock portion of the consideration would be tax deferred for U.S. federal income tax purposes, and (vi) the amount and triggers of the applicable NV5 and Acuren termination fees, including providing for an Acuren termination fee in the event that Acuren was unable to obtain the necessary debt financing to consummate the Potential Transaction. Discussion ensued, and the NV5 Special Committee directed Cooley to provide feedback to Loeb with respect to the Merger Agreement consistent with such discussion. The NV5 Special Committee then reviewed the revised financial forecasts for NV5 prepared by NV5 management, which revised forecasts had been circulated to the NV5 Special Committee in advance of the meeting. Following discussion, the NV5 Special Committee determined that NV5 management should further revise the NV5 forecasts so that such forecast included the reasonable costs and expenses associated with realizing the inorganic growth rates reflected in the revised forecasts based on NV5’s historical operations and financial performance.

On May 6, 2025, Greenberg sent to Loeb an initial draft of Acuren’s disclosure schedules.

Also on May 6, 2025, representatives of Cooley and Loeb met to discuss the NV5 Special Committee’s feedback with respect to the Merger Agreement, including concerns regarding the amount and mix of the proposed merger consideration, the importance of a 60-day go-shop period should the parties proceed with the Potential Transaction, the importance of obtaining a tax opinion from Acuren and a financing failure termination fee from Acuren.

On May 7, 2025, the NV5 Special Committee met, with Mr. Codispoti and representatives of Cooley present. Representatives of Cooley provided the NV5 Special Committee with the updates from the May 6 discussions with Loeb and advised that the issues raised by the NV5 Special Committee and communicated with Loeb were generally incorporated into the latest draft of the Merger Agreement. Mr. Codispoti then presented the revised financial forecasts for NV5 to the NV5 Special Committee, which revised forecasts incorporated the feedback previously provided by the NV5 Special Committee. The NV5 Special Committee reviewed and discussed the revised forecast with Mr. Codispoti, and after incorporating a change to reflect an acquisition purchase multiple that the NV5 Special Committee viewed as more in-line with NV5’s historical experience and recently issued accounting guidance, approved such revised financial forecasts (the “May NV5 Projections”) for use in connection with the NV5 Special Committee’s mandate under the Special Committee Authorizing Resolutions, and for rendering any opinion requested by the NV5 Special Committee, which May NV5 Projections were the result of the revisions to the NV5 March Projections summarized below under the section “— Certain Prospective Financial Information.” The May NV5 Projections were not provided to Acuren prior to signing the Merger Agreement.

On May 7, 2025, Loeb sent to Greenberg revised drafts of the NV5 Voting Agreements. Among other terms, the drafts provided that the NV5 Voting Agreement with respect to Mr. Wright would automatically terminate if the value of the per share purchase price payable to the NV5 stockholders pursuant to the Merger Agreement, determined as of the date of the applicable NV5 stockholder meeting or consent to vote on the Potential Transaction (based on Acuren’s then-current trading price and 10-day VWAP), would be less than $23.00.

In addition, on May 7, 2025, Jefferies was formally engaged as exclusive financial advisor to Acuren in connection with a potential transaction with NV5.

Also on May 7, 2025, members of the NV5 Board received an unsolicited indication of interest from a financial sponsor (“Party A”) to acquire all of the outstanding shares of NV5 Common Stock for $22.00 per share in cash (the “Party A Offer”). Party A had previously expressed interest in acquiring NV5 in connection with a prior strategic review process conducted by NV5 in 2022, but those discussions terminated without NV5 agreeing to terms with Party A.

On May 8, 2025, the NV5 Board held a meeting, with representatives of Loeb present. The NV5 Board discussed the Party A Offer and the Merger Agreement and directed NV5 to (i) provide an initial response to Party A with respect to the Party A Offer, (ii) inform Sir Martin of the Party A Offer and request that Acuren increase the price per share from the Revised Offer, and (iii) use the Party A Offer as potential leverage to secure the changes to the Merger Agreement as proposed by the NV5 Special Committee. The NV5 Board also discussed whether the 10% collar offered sufficient protection to the NV5 stockholders, Mr. Wright informed the NV5 Board that Acuren had agreed to limit the applicability of his NV5 Voting Agreement such that, in the event the application of the collar would not result in aggregate consideration at closing of $23.00 per share, Mr. Wright would be released from the NV5 Voting Agreement.

Later in the day on May 8, 2025, Mr. Wright called Sir Martin to communicate that the NV5 Board had received an unsolicited indication of interest from a third party to acquire all of the outstanding shares of NV5 Common Stock for a purchase price of $22.00 per share in cash and recommended that Acuren increase its per share offer price from the Revised Offer.

On May 9, 2025, the NV5 Board held a meeting, with representatives of Roth, Loeb and Cooley present. Sir Martin, Mr. Franklin and representatives of Jefferies and Greenberg joined for a portion of the NV5 Board meeting to discuss the Potential Transaction. At such meeting, Sir Martin and Mr. Franklin, on behalf of Acuren, discussed with the NV5 Board the potential benefits of the Potential Transaction for the NV5 stockholders, including that the Potential Transaction would enhance the growth prospects for both companies and that the Revised Offer would provide a premium to the current share price of NV5 Common Stock, with a substantial cash component and an opportunity for NV5 stockholders to participate in the future upside of the combined company. Mr. Pruitt informed Sir Martin that, because of additional consideration being undertaken by the NV5 Special Committee to evaluate Acuren’s offer in light of the Party A Offer, the NV5 Special Committee was not prepared to determine whether to recommend to the NV5 Board that it recommend the offer to NV5’s stockholders. Sir Martin commented on the time and expense incurred by Acuren to date in furtherance of the Potential Transaction and that Acuren would withdraw its Revised Offer on May 12, 2025 if the parties had not finalized the Merger Agreement and approved the Potential Transaction by then, and in such event, that Acuren reserved all rights with respect to the expenses incurred by Acuren in connection with the Potential Transaction.

From May 9, 2025 to May 11, 2025, representatives of Greenberg Traurig and Loeb negotiated the remaining issues in the Merger Agreement, including (i) a closing tax opinion requirement, (ii) a financing failure break-up fee, and (iii) a 60 day go-shop period.

Later in the day on May 9, 2025, Loeb sent to Greenberg a revised draft of the Merger Agreement. Among other terms, the draft Merger Agreement contemplated that (i) the stock portion of the purchase price would be determined based on a floating exchange ratio with a floor equal to 90% and a ceiling equal to 110% of the Acuren Signing VWAP, (ii) the post-closing Acuren Board would include three directors designated by NV5 (including Mr. Wright), (iii) NV5 would receive, as a condition to Closing, a legal opinion from Greenberg to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (iv) the NV5 Go-Shop Period would be extended from 30 to 60 days and (v) Acuren would pay to NV5 the Termination Fee if the Merger Agreement is terminated due to Acuren’s failure to obtain the Debt Financing and consummate the Closing as required by the Merger Agreement. These terms were accepted by Acuren. Subsequently, on May 9, 2025, Loeb sent to Greenberg an initial draft of the NV5 disclosure schedules.

Also on May 9, 2025, Acuren entered into a non-disclosure agreement with Viking, following which Acuren (i) provided Viking with certain details of the Potential Transaction, (ii) advised Viking that NV5 had requested that Acuren seek a stockholder support agreement from Viking in connection with the Potential Transaction and (iii) provided Viking with a draft of such stockholder support agreement.

Between May 9, 2025 and May 14, 2025, Acuren, NV5 and their respective representatives continued to negotiate the remaining open issues in the Merger Agreement. During the same period, Greenberg and Loeb negotiated the terms of the NV5 Voting Agreements and the Acuren Voting Agreement with respect to the Founder Entity, and representatives of Viking negotiated with Loeb the terms of its Acuren Voting Agreement.

On May 10, 2025, Greenberg sent to Loeb a draft of the Debt Commitment Letter provided by Latham & Watkins (“Latham”), counsel to Jefferies, which Loeb subsequently shared with Cooley who subsequently shared it with the NV5 Special Committee.

Also on May 10, 2025, the Acuren Board appointed a “transaction committee” consisting of James E. Lillie and Rory Cullinan, independent members of the Acuren Board (the “Acuren Transaction Committee”), to exercise powers and authority of the Acuren Board with respect to the Potential Transaction with NV5, including, without limitation, to negotiate (or oversee the negotiation of) and reject or approve (or recommend for approval) the Potential Transaction.

On May 10, 2025 through May 11, 2025, Loeb, Greenberg and Latham negotiated and finalized the terms of the Debt Commitment Letter.

On May 11, 2025, the NV5 Special Committee met, with representatives of each of Cooley and Baird present. Representatives of Baird discussed certain preliminary financial analyses of NV5 based on the May NV5 Projections. Representatives of Cooley then advised the NV5 Special Committee regarding the NV5 Special Committee members’ fiduciary duties in connection with the NV5 Special Committee’s mandate under the Special Committee Authorizing Resolutions. Representatives of Cooley updated the NV5 Special Committee on the Potential Transaction process, including the status of the Merger Agreement and the Debt Commitment Letter. The NV5 Special Committee then discussed Baird’s preliminary analyses, the Potential Transaction, and whether a determination that the NV5 Board should recommend the offer to NV5’s stockholders is in the best interests of NV5 stockholders. The NV5 Special Committee discussed, among other things, (i) the opportunities and challenges facing NV5 and NV5’s ability to achieve management’s financial forecasts in the current macroeconomic environment, (ii) the current financial position of Acuren and the risks associated with achieving the potential synergies to be obtained as part of the Potential Transaction, (iii) the premium to the NV5 stock price implied by the Revised Offer, (iv) the general volatility in the public markets and the collar proposed by Acuren with respect to the stock portion of the Merger Consideration and (v) the 60-day NV5 Go-Shop Period set forth in Merger Agreement, which would allow NV5 to actively solicit additional offers and the likelihood that NV5 would be able to receive a NV5 Superior Proposal (as defined below) from a third party. The NV5 Special Committee also discussed the Potential Transaction and unanimously determined that, in the event that the Potential Transaction were to be approved by the NV5 Board, it would be in the best interests of NV5 and its stockholders to provide for the NV5 Special Committee to oversee and coordinate any such process with a financial advisor to be selected by the NV5 Special Committee to ensure a robust go-shop process.

Later that day, the NV5 Board met to consider the Potential Transaction. The NV5 Board discussed whether the members of the NV5 Board would support moving forward with the Potential Transaction, with any exploration of the Party A Offer to occur during the 60 day go-shop period, in light of a deadline established by Acuren to finalize all transaction-related documents by May 12, 2025. Mr. Pruitt and Mr. Tardan expressed support for a transaction with Acuren at a closing value of $23.00 per share, assuming it would be supported by the financial opinion analysis, and Dr. Dickens and Mr. Freckmann believed that entering into a definitive transaction agreement with Acuren based on the Revised Offer would not be in the best interests of the NV5 stockholders. Messrs. Dickerson and Tong and Ms. O’Brien voted to proceed with the process with Acuren and continue working toward entering into such definitive transaction agreement.

On May 12, 2025, the Acuren Transaction Committee met with Sir Martin and Mr. Franklin and reviewed the Potential Transaction with Acuren’s advisors, following which it unanimously recommended that the Acuren Board approve the Merger Agreement and the Potential Transaction.

On each of May 13 and May 14, 2025, the Acuren Transaction Committee received updates on the negotiations from Sir Martin and Mr. Franklin and met with Acuren’s advisors, and on each such date, reaffirmed such recommendation.

From May 12, 2025 through May 14, 2025, Greenberg Traurig and Loeb exchanged drafts of the Merger Agreement and the disclosure schedules and worked to resolve remaining diligence inquiries based on the disclosure schedules.

On May 14, 2025, the Acuren Board, acting upon the recommendation of the Acuren Transaction Committee, unanimously approved the Merger Agreement and the transactions contemplated thereby.

Also on May 14, 2025, the NV5 Special Committee met, with representatives of Cooley present, to discuss the status of the Potential Transaction and the Merger Agreement, including that the draft Merger Agreement provided NV5 with the ability to solicit, evaluate, consider, negotiate and accept third party offers to acquire NV5 during the NV5 Go-Shop Period. The NV5 Special Committee determined that it would be in the best interests of NV5 and its stockholders if the NV5 Special Committee managed the go-shop process, including appointing advisors to assist the NV5 Special Committee with such go-shop process, and reviewed draft board resolutions authorizing the NV5 Special Committee to oversee and coordinate the go-shop process (the “Special Committee Go-Shop Resolutions”). The NV5 Special Committee also determined to request Baird to serve as the NV5 Special Committee’s financial advisor with respect to the go-shop process. The Special Committee Go-Shop Resolutions, which also included voting procedure provisions such that in the event that the NV5 Special Committee was unable to come to a majority determination with respect to any matter, the chairperson of the NV5 Special Committee would resolve the determination with respect to such matter, were unanimously approved by the NV5 Board on May 14, 2025.

Also on May 14, 2025, the NV5 Special Committee met, with representatives of Baird and Cooley present. Representatives of Cooley reviewed with the members of the NV5 Special Committee their fiduciary duties in connection with the NV5 Special Committee’s mandate under the Special Committee Authorizing Resolutions, including the determination as to whether to recommend to the NV5 Board that the NV5 Board recommend the offer to NV5’s stockholders. Representatives of Baird reviewed and discussed Baird’s financial analyses of the Revised Offer. Thereafter, at the unanimous request of the NV5 Special Committee, Baird verbally rendered its opinion to the NV5 Special Committee (which was subsequently confirmed in writing by delivery of Baird’s written opinion addressed to the NV5 Special Committee and the NV5 Board, dated May 14, 2025), as to the fairness, from a financial point of view, to the holders of NV5 Common Stock (other than the Excluded Shares and Appraisal Shares) of the Merger Consideration to be received by such stockholders in the Merger, as more fully described below in the section entitled “— Opinion of Baird” and the full text of the opinion is attached as Annex D.

The NV5 Special Committee then discussed the factors more fully described below under the caption “— Recommendation of the NV5 Board and Reasons for the Merger” and proceeded to take a vote with respect to the determination whether to recommend to the NV5 Board that it recommend the offer to NV5’s stockholders. Two members of the NV5 Special Committee, Mr. Pruitt and Mr. Tardan, voted in favor of recommending that the Board recommend the offer to the NV5 stockholders, and two members of the NV5 Special Committee, Dr. Dickins and Mr. Freckmann, voted against recommending that the NV5 Board recommend the offer to the NV5 stockholders based on the factors more fully described below under the caption “— Recommendation of the NV5 Board and Reasons for the Merger — Reasons for Dr. Dickins’ and Mr. Freckmann’s Votes Against the Merger.” As the NV5 Special Committee did not reach a majority determination, Mr. Pruitt, as the Chairman of the NV5 Special Committee, based on the NV5 Special Committee’s understanding of the effect of the voting procedure provisions of the Special Committee Go-Shop Resolutions, acted to resolve the determination with respect to such matter. Based on the NV5 Special Committee’s belief that Mr. Pruitt had authority to resolve such matter, the NV5 Special Committee reported to the NV5 Board that it recommended that the NV5 Board recommend the offer to NV5’s stockholders.

Shortly following the NV5 Special Committee meeting on May 14, 2025, the NV5 Board met, with members of NV5 management and representatives of each of Cooley, Loeb and Baird present. Mr. Pruitt informed the NV5 Board of the events of the NV5 Special Committee meeting and the determination of the NV5 Special Committee to recommend that the NV5 Board recommend the offer to the NV5 stockholders. Representatives of Baird reviewed and discussed Baird’s financial analysis of the Revised Offer. Thereafter, at the request of the NV5 Board, Baird verbally rendered its opinion to the NV5 Board (which was subsequently confirmed in writing by delivery of Baird’s written opinion addressed to the NV5 Special Committee and the NV5 Board dated May 14, 2025), as to the fairness, from a financial point of view, to the holders of NV5 Common Stock (other than the Excluded Shares and Appraisal Shares) of the Merger Consideration to be received by such stockholders in the Merger, as more fully described below in the section entitled “— Opinion of Baird” and the full text of the opinion is attached as

Annex D. The NV5 Board then discussed, deliberated and considered the factors and reasons for the Merger as more fully described below in the section entitled “— Recommendation of the NV5 Board and Reasons for the Merger.” Mr. Dickerson then called for the NV5 Board to vote with respect to the Potential Transaction, including the Revised Offer. Five members of the NV5 Board voted to approve the Merger Agreement and recommend the Potential Transaction to the NV5 stockholders, and two members, Dr. Dickins and Mr. Freckmann, voted against the approval of the Merger Agreement and recommendation of the Potential Transaction to the NV5 stockholders based on the factors more fully described in below in the section entitled “— Recommendation of the NV5 Board and Reasons for the Merger — Reasons for Dr. Dickins’ and Mr. Freckmann’s Votes Against the Merger.” Loeb informed Greenberg Traurig of the result of the NV5 Board meeting and Loeb and Greenberg Traurig finalized the NV5 Voting Agreements and the Acuren Voting Agreements and coordinated the execution and delivery of the Merger Agreement.

Later on May 14, 2025, the NV5 Board received an unsolicited indication of interest from a financial sponsor (“Party B”) to acquire all of the outstanding shares of NV5 Common Stock for $21.50 per share in cash.

After the close of regular trading on Nasdaq and the NYSE on May 14, 2025, Acuren and NV5 executed and delivered the Merger Agreement, the NV5 Voting Agreements and the Acuren Voting Agreements.

On the morning of May 15, 2025, Acuren and NV5 issued a joint press release announcing the execution of the Merger Agreement.

On May 16, 2025, NV5 and Party A entered into a confidentiality agreement, including customary standstill and fallaway provisions.

On May 17, 2025, NV5 and Party B entered into a confidentiality agreement, including customary standstill and fallaway provisions.

On May 18, 2025, the NV5 Special Committee met with representatives of Cooley present. The NV5 Special Committee discussed the engagement with Baird pursuant to which Baird would serve as the NV5 Special Committee’s financial advisor with respect to the go-shop process and determined to formally engage Baird in such capacity. Later that day, NV5 and the NV5 Special Committee engaged Baird as the NV5 Special Committee’s financial advisor with respect to the go-shop process.

Beginning on May 19, 2025, at the direction of the NV5 Special Committee, representatives of Baird contacted parties regarding a potential alternative acquisition transaction to acquire all of the outstanding shares of NV5 Common Stock (the “Alternative Acquisition”). In addition to Party A and Party B, Baird contacted 49 potential parties regarding the Alternative Acquisition, with 44 parties indicating that they were not interested in pursuing further discussions regarding the Alternative Acquisition and 5 parties not responding.

On May 21, 2025, Baird made available a virtual dataroom containing due diligence materials to each of Party A and Party B and its respective advisors.

On June 9, 2025, in light of the circumstances surrounding the voting procedures of the NV5 Special Committee Go-Shop Resolutions and the nature of the recommendation of the NV5 Special Committee, after discussion with Acuren and the respective legal advisors of the NV5 Special Committee, NV5 and Acuren, the NV5 Board determined it was in the best interests of NV5 and the NV5 stockholders for the NV5 Board to ratify the Merger Agreement pursuant to applicable provisions of the DGCL. The parties are continuing to discuss whether the Merger Agreement should be amended to remove the references to the NV5 Special Committee’s recommendation.

Recommendation of the Acuren Board and Reasons for the Merger

On May 14, 2025, the Acuren Board unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Acuren Stock Issuance, (ii) determined the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Acuren Stock Issuance, are fair to, and in the best interests of, Acuren and its stockholders, and (iii) resolved to recommend that the holders of Acuren Common Stock approve the Acuren Stock Issuance. The Acuren Board unanimously recommends that Acuren stockholders vote “FOR” the Acuren Stock Issuance Proposal.

In evaluating the Merger Agreement, the Acuren Board consulted with Acuren management, outside legal counsel and its financial advisors. The Acuren Board considered a number of factors when evaluating the Merger, many of which support the Acuren Board’s determination that the transactions contemplated by the Merger Agreement were fair to and in the best interests of Acuren and its stockholders. The Acuren Board considered these factors as a whole and without assigning relative weights to each such factor, and overall considered the relevant factors to be favorable to, and in support of, its determinations and recommendations. The factors included (not necessarily presented in order of importance):

•        the complementary businesses of Acuren and NV5 and the belief that the Merger will create an industry-leading testing, inspection, and engineering platform;

•        the belief that the Merger will create a large combined pro forma total addressable market, with growth at mid-single to high-single digits;

•        the belief that the Merger will provide strong organic growth and high free cash flow conversion;

•        the belief of Acuren’s management that the combined company will be better able to withstand the cyclical nature of the TICC industry;

•        the belief of Acuren’s management that the combined company will have a stronger financial profile through greater size, scale and enhanced cash flow generation;

•        the belief that the Merger will provide approximately $20.0 million a year in administrative, insurance, and other operating cost synergies;

•        the fact that the Merger will create significant commercial cross-sell opportunities for both companies;

•        that Acuren stockholders will have a meaningful and majority ownership interest in the combined company, with an expected pro forma ownership of approximately 60% on a fully diluted basis, giving the Acuren stockholders the ability to participate meaningfully in any potential future increases in value of the combined company’s common stock;

•        the belief that the M&A experience and strong pipeline of acquisitions of each of NV5 and Acuren may allow the combined company to be the acquiror of choice in future potential acquisitions;

•        the belief that Acuren and NV5 have expertise in complementary product, process and system technologies which will strongly position the combined company to address the needs of its customers and global TICC trends;

•        the fact that the combined company will continue to be led by its current Chief Executive Officer and Chief Financial Officer and that all of Acuren’s current directors will continue to serve as directors of the combined company board, which the Acuren Board believes will enhance the likelihood of attaining the strategic benefits that Acuren expects to derive from the Merger;

•        the belief that the Merger would increase Acuren’s appeal to public investors due to the increase in public float, diversity of stockholder base and broadened research coverage by analysts;

•        the belief that Acuren would benefit from the expertise of NV5’s Executive Chairman and Chief Executive Officer, each of whom are expected to remain actively involved in the combined company;

•        the belief that the Merger will be accretive to Acuren stockholders in the first full year following the Merger;

•        the expectation that the combined company’s board, management team and employees will benefit from the talent, expertise and best practices of each of Acuren and NV5;

•        the belief that the combined company will have a more diversified global customer base and end markets that will accelerate Acuren’s diversification objectives;

•        the belief that the financing commitments obtained to pay the cash portion of the Merger Consideration were on reasonable terms for Acuren;

•        the terms of the Merger Agreement, including the structure of the transaction, the conditions to each party’s obligation to complete the Merger, the ability of the Acuren Board to engage with third parties regarding alternative proposals in certain circumstances and the ability of the Acuren Board to change its recommendation with respect to the transactions contemplated by the Merger Agreement under certain circumstances;

•        the belief that the restrictions imposed on Acuren’s business and operations during the pendency of the Merger are reasonable and not unduly burdensome;

•        the likelihood of consummation of the Merger and the Acuren Board’s evaluation of the likely timeframe necessary to close the Merger;

•        the fact that NV5 is obligated to pay a termination fee in certain circumstances, as more fully described under “The Merger Agreement — Expenses and Termination Fees Relating to the Termination of the Merger Agreement”;

•        that Acuren stockholders will have the opportunity to vote on the Acuren Stock Issuance Proposal, which is a condition precedent to the Merger; and

•        the Acuren Board’s knowledge of, and discussions with Acuren senior management and its advisors regarding, Acuren’s and NV5’s business operations, financial conditions, results of operations and prospects, taking into account Acuren’s due diligence investigation of NV5.

The Acuren Board also considered a variety of risks and other potentially negative factors concerning the Merger Agreement and the related transactions contemplated thereby. These factors included (not necessarily presented in order of relative importance):

•        the possibility that the Merger may not be completed or that completion may be unduly delayed for reasons beyond the control of Acuren or NV5, including the failure to receive necessary regulatory approvals or obtain Acuren stockholder approval of the Acuren Stock Issuance Proposal or obtain NV5 stockholder approval of the NV5 Merger Proposal;

•        the potential that the floating Exchange Ratio under the Merger Agreement could result in Acuren issuing additional shares of Acuren Common Stock if the Acuren VWAP decreases from the price of VWAP as of the date of the Merger Agreement, and the potential that the collar on the floating Exchange Ratio under the Merger Agreement could result in Acuren delivering greater value to NV5 stockholders than had been anticipated by Acuren;

•        that there are significant risks inherent in integrating the operations of Acuren into NV5, including that the expected synergies may not be realized, and that successful integration will require the dedication of significant management resources, which will temporarily detract attention from the day-to-day businesses of the combined company;

•        that the Merger Agreement provides that, in certain circumstances, Acuren could be required to pay a termination fee of $48.6 million to NV5;

•        that the restrictions on the conduct of Acuren’s business prior to the consummation of the Merger, although believed to be reasonable and not unduly burdensome, may delay or prevent Acuren from undertaking business opportunities that may arise or other actions it would otherwise take with respect to the operations of Acuren pending the consummation of the Merger;

•        that the Merger Agreement restricts Acuren’s ability to entertain other acquisition proposals unless certain conditions are satisfied;

•        that NV5 is entitled to a 60-day go shop period, during which NV5 may receive a NV5 Superior Proposal and terminate the Merger Agreement;

•        that the NV5 stockholders may not approve the NV5 Merger Proposal;

•        that Acuren’s indebtedness will substantially increase as a result of the consummation of the Merger;

•        the risk that NV5’s financial performance may not meet Acuren’s expectations;

•        that while the Merger Agreement permits the Acuren Board to change its recommendation in certain circumstances, the Merger Agreement does not permit Acuren to terminate the Merger Agreement in order to enter into an alternative transaction;

•        the substantial costs to be incurred in connection with the Merger, including the costs of the Acuren Stock Issuance, integrating the businesses of Acuren and NV5, and the other transaction costs to be incurred in connection with the Merger;

•        the possibility of losing key employees and skilled workers as a result of the expected consolidation of Acuren’s and NV5’s personnel when the Merger is completed;

•        the potential for litigation relating to the Merger and the associated costs, burden and inconvenience involved in defending those proceedings; and

•        other risks of the type and nature described in the section titled “Risk Factors.”

After taking into account the factors set forth above, as well as others, the Acuren Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the transaction were outweighed by the potential benefits of the transaction to Acuren stockholders.

The foregoing discussion of the information and factors considered by the Acuren Board in reaching its conclusion and recommendations includes all of the material factors considered by the Acuren Board with respect to the Merger but is not intended to be exhaustive and is not provided in any specific order or ranking. In view of the wide variety of factors considered by the Acuren Board in evaluating the Merger Agreement and the related transactions contemplated thereby, and the complexity of these matters, the Acuren Board did not find it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weight to those factors. In addition, different members of the Acuren Board may have given different weight to different factors. The Acuren Board did not reach any specific conclusion with respect to any of the factors considered and instead conducted an overall analysis of such factors and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the Merger Agreement and the issuance of Acuren Common Stock pursuant to the Merger Agreement.

It should be noted that this explanation of the reasoning of the Acuren Board and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth in “Cautionary Statement Regarding Forward-Looking Statements.”

Recommendation of the NV5 Board and Reasons for the Merger

Recommendation of the NV5 Board

On May 14, 2025, the NV5 Board:

•        determined that the Merger Agreement and the Merger is fair to, and in the best interests of, NV5 and its stockholders;

•        approved and declared advisable the Merger Agreement and the Merger;

•        directed that the Merger Agreement be submitted for adoption at a meeting of NV5 stockholders; and

•        recommended that NV5 stockholders vote in favor of the adoption of the Merger Agreement.

ACCORDINGLY, THE NV5 BOARD HAS APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT NV5 STOCKHOLDERS VOTE “FOR” THE MERGER AGREEMENT PROPOSAL.

In reaching its decision to approve and declare advisable the Merger Agreement and the Merger, the NV5 Board, as described above in the section entitled “— Background of the Merger”, held a number of meetings, consulted with NV5’s senior management and its outside legal counsel and financial advisors, and considered the business, assets and liabilities, results of operations, financial performance, strategic direction and prospects of NV5 and Acuren. On May 14, 2025, after due consideration and consultation with NV5’s senior management and its outside legal counsel and financial advisors, by a majority vote, the NV5 Board approved and declared advisable the Merger Agreement and the Merger and recommended that NV5 stockholders vote in favor of the adoption of the Merger Agreement.

Reasons for the Merger

In making its determination, the NV5 Board focused on a number of factors, including the following (which are not necessarily presented in order of their relative importance to the NV5 Board):

•        Increased Revenue in the Short- and Long-Term:    The combined company resulting from the Merger would have had combined revenue of over $2 billion and adjusted EBITDA and adjusted EBITDA margin, including synergies, of approximately $350 million and 17.2%, respectively.

•        Significant Value to NV5 Stockholders.    The transactions contemplated by the Merger Agreement are expected to provide significant value to NV5 stockholders overall, considering both the potential to provide immediate liquidity to NV5 stockholders in the form of the per share cash payment and the potential for current NV5 stockholders to realize long-term value as stockholders of the combined company following the consummation of the Merger.

•        Premium to Current Equity Price.    The Merger Consideration per share of NV5 Common Stock to be paid by Acuren consisting of a base cash amount of $10.00 per share and $13.00 of Acuren Common Stock per share, which Merger Consideration implied an equity value of $23.00 per share of NV5 Common Stock, based on Acuren’s closing stock price on May 14, 2025, the last full trading day prior to the announcement of the transaction and NV5’s outstanding shares as of the same date, would provide NV5 stockholders with the opportunity to receive approximately a 32% premium over the 30-day VWAP of NV5 Common Stock.

•        Future Appreciation.    The Merger and the Merger Consideration offered in connection therewith will provide NV5 stockholders with ownership of approximately 40% of Acuren on a pro forma basis (see the section “Unaudited Pro Forma Condensed Combined Financial Information — Notes to the Unaudited Pro Forma Condensed Combined Financial Information” for additional information regarding the calculation of stockholder ownership post-Merger) and, therefore, allow NV5 stockholders to participate through the stock portion of the Merger Consideration in any appreciation in the equity value of Acuren, including as a result of the synergies expected to result from the Merger.

•        Loss of Opportunity.    The possibility that, if the NV5 Board did not approve the Merger Agreement, there may not be another opportunity for the NV5 stockholders to receive a comparably priced offer with a comparable level of closing certainty. The NV5 Board considered Acuren’s position that the April 24, 2025 offer was its ‘best and final’ offer (as described in the section of this joint proxy statement/prospectus captioned “— Background of the Merger”).

•        Senior Management Support:    The strong recommendation of NV5’s senior management in favor of the Merger, and their conclusion that there was a compelling rationale for a combination with Acuren given the strategic, operational and financial benefits from the Merger, including greater scale and reach across Acuren’s NDT customer base that would produce an industry leading operating model and diversified end market mix, and that the combined company would have a strong revenue growth trajectory, rapid deleveraging capability through superior cash flow conversion, and a healthy capital allocation balance.

•        Strategic Benefits.    The Merger provides compelling strategic and financial benefits in which NV5 stockholders would participate through the stock portion of the Merger Consideration, including the expectation of the NV5 Board that the transaction will provide the combined company with significant cash generation expected to lead to expeditious deleveraging to below 3x net leverage in line with long-term assets combined with a strong pipeline of future merger and acquisition opportunities benefitting from increased scale and access to capital and the expertise of NV5’s Executive Chairman and Chief Executive Officer, each of whom are expected to remain actively involved in the combined company.

•        Opinion of Baird.    The financial analyses reviewed by Baird with, and its oral opinion rendered to, the NV5 Special Committee and NV5 Board (each in its capacity as such) on May 14, 2025, which was subsequently confirmed in its written opinion dated May 14, 2025, as of the date thereof and based upon and subject to the various assumptions, qualifications and limitations set forth in such written opinion, as to the fairness, from a financial point of view, to the holders of NV5 Common Stock (other than Excluded Shares and Appraisal Shares) of the Merger Consideration to be received by such holders in the Merger.

•        Supervision by the NV5 Special Committee.    The fact that consideration and negotiation of the terms of the Merger Agreement were conducted in coordination with the NV5 Special Committee, the members of which are not officers or employees of NV5, are not affiliated with either NV5 or Acuren other than solely in their capacity as directors of NV5, are disinterested under Delaware law and do not have any interests in the Merger different from, or in addition to, those of the NV5 public stockholders, other than as described under “— Interests of NV5’s Executive Officers and Non-Employee Directors in the Merger,” including that (i) the NV5 Special Committee held numerous formal meetings to discuss and evaluate Acuren’s proposal and the transactions contemplated by the Merger Agreement, (ii) each member of the NV5 Special Committee was actively engaged in the process, (iii) the NV5 Special Committee retained, and had the benefit of advice from, independent and nationally recognized legal and financial advisors, and (iv) the terms of the Merger Agreement (including the Merger Consideration, the 60 day go-shop period, failure of financing termination fee and price collar on the floating Exchange Ratio provision) was the result of NV5 management’s arm’s-length negotiations with Acuren in coordination with, and with input from, the NV5 Special Committee.

•        Acuren’s Business Condition and Prospects.    The information and discussions with NV5’s senior management and outside legal counsel and financial advisors regarding their diligence review of Acuren’s business, assets, financial condition, results of operations, current business strategy and prospects, including the historical operational and market performance of Acuren, quality of earnings, size and scale of Acuren and the expected pro forma effect of the Merger on the combined company.

•        Terms of the Agreements.    The review by the NV5 Board with its outside legal counsel and financial advisors of the structure of the Merger and the financial and other terms of the Merger Agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations to complete the Merger and the termination provisions as well as the likelihood of consummation of the Merger and the evaluation by the NV5 Board of the likely time period necessary to complete the Merger.

•        Appraisal Rights.    NV5 stockholders have the right to exercise their statutory appraisal rights under Section 262 of the DGCL and receive payment of the fair value of their shares of the NV5 Common Stock in lieu of the Merger Consideration, subject to and in accordance with the terms and conditions of the Merger Agreement and the DGCL, unless and until any such NV5 stockholder fails to perfect or effectively withdraws or loses such holder’s rights to appraisal and payment under the DGCL.

The NV5 Board also considered the following specific aspects with respect to the Merger Agreement:

•        the fact that there was fully committed Debt Financing and no closing condition relating to the Debt Financing as well as the limited number of other closing conditions included in the Merger Agreement, including the exceptions to the events that would constitute a Material Adverse Effect on NV5 for purposes of the Merger Agreement, as well as the likelihood of satisfaction of all conditions to completion of the transactions;

•        the ability of NV5 stockholders to approve or reject the Merger by voting on the adoption of the Merger Agreement;

•        NV5’s ability during a 60-day go-shop period to solicit, seek, initiate, propose or induce the making, submission or announcement of, or encourage, facilitate or assist, any NV5 Alternative Acquisition Proposal (as defined in the Merger Agreement) or any proposal, inquiry or offer that would constitute, or would reasonably be expected to lead to, an NV5 Alternative Acquisition Proposal, provide any non-public information and data relating to NV5 and afford to any such third parties access to the business, properties, assets, books, records or other non-public information, or to any personnel, of NV5 and engage in, enter into, continue or otherwise participate in, discussions or negotiations with any third parties with respect to an NV5 Alternative Acquisition Proposal or inquiry with respect to an

NV5 Alternative Acquisition Proposal, and cooperate with or assist or participate in or facilitate any NV5 Alternative Acquisition Proposal or any inquiry with respect to an NV5 Alternative Acquisition Proposal or any effort or attempt to make any NV5 Alternative Acquisition Proposal, subject to receipt of an Acceptable Confidentiality Agreement (as defined in the Merger Agreement) and compliance with certain “matching rights” in favor of Acuren contained in the Merger Agreement;

•        the fact that the NV5 Board has the right, after complying with specified covenants and prior to the NV5 stockholder approval being obtained, to change its recommendation to the NV5 stockholders that they vote in favor of the adoption of the Merger Agreement if the NV5 Board determines in good faith after consultation with NV5’s outside legal counsel and financial advisors, that as a result of an NV5 Superior Proposal or certain intervening events the failure to change its recommendation would be inconsistent with its fiduciary duties to NV5’s stockholders under applicable Delaware law;

•        the requirement that, in the event of the termination of the Merger Agreement under certain circumstances, including the failure to obtain the Debt Financing, Acuren will pay NV5 a termination fee of $48.6 million;

•        the NV5 Board’s view as to the likelihood that the Merger will be consummated, based on, among other things, the commitments by the parties to the Support Agreements;

•        the fact that under certain circumstances Acuren may be required to pay NV5 an expense reimbursement of all of NV5’s expenses incident to preparing for, entering into and carrying out the Merger Agreement and the consummation of the Merger in the event that the Merger Agreement is terminated for failure to receive regulatory approval; and

•        NV5’s right to terminate the Merger Agreement under certain circumstances, including in order to accept and enter into a definitive agreement with respect to an unsolicited NV5 Superior Proposal in certain circumstances, subject to providing Acuren an opportunity to match such offer prior to taking such action and payment to Acuren of a termination fee of $48.6 million if the Merger Agreement is so terminated (or $24.3 million during the NV5 Go-Shop Period), which amount the NV5 Board believes to be reasonable under the circumstances, taking into account the range of such termination fees in similar transactions.

The NV5 Board weighed these advantages and opportunities against a number of potentially negative factors in its deliberations concerning the Merger Agreement and the Merger, including:

•        the fact that the Merger might not be consummated in a timely manner, or at all, due to a failure of certain conditions to the closing of the Merger;

•        the risk that Acuren’s financial performance may not meet NV5’s expectations, including as a result of Acuren having reported that it identified a material weakness in its internal controls over financial reporting, and that significant investments in information technology will likely be required to remediate such material weakness;

•        the risk that the trading price of the Acuren Common Stock during the pendency of the transactions contemplated by the Merger Agreement falls below the Exchange Ratio collar, resulting in NV5 stockholders receiving less than the implied equity value of $23.00 per share of NV5 Common Stock, based on Acuren’s closing stock price on May 14, 2025, the last full trading day prior to the announcement of the transaction and NV5’s outstanding shares as of the same date;

•        the fact that Acuren currently has $771.1 million of outstanding indebtedness, and, that in connection with the Merger, will be incurring an additional $850.0 million of indebtedness, which will require Acuren to use a substantial portion of its cash flows from operations to pay interest and principal on such indebtedness and may limit Acuren’s ability to obtain future financing, which may in turn limit its ability to implement its business strategy, heighten its vulnerability to downturns in its business, the industry, or in the general economy and limit its flexibility for future planning;

•        the impact of external factors on Acuren’s financial performance and/or trading multiples, including changes in regulation and other macroeconomic and political factors;

•        the difficulties and management challenges inherent in completing the Merger and integrating the business, operations and workforce of NV5 and Acuren, the risk of not capturing or realizing the anticipated synergies, and the risk that other anticipated benefits of the Merger might not be realized;

•        the amount of time it could take to complete the Merger, including that completion of the Merger depends on factors outside of NV5’s or Acuren’s control, and the risk that the pendency of the Merger for an extended period of time following the announcement of the execution of the Merger Agreement could have an adverse impact on NV5 or Acuren, including their respective customer, supplier and other business relationships;

•        the fact that Acuren Common Stock had historically had low average daily trading volume prior to the publication of market rumors regarding the potential Merger, which might negatively impact the ability of NV5 stockholders to readily sell their shares of Acuren Common Stock following the consummation of the Merger should an active trading market not develop for the combined company;

•        the possible diversion of management attention for an extended period of time during the pendency of the Merger;

•        the risk that, despite the retention efforts of NV5 and Acuren prior to the consummation of the Merger, NV5 and Acuren may lose key personnel;

•        the provisions of the Merger Agreement that prohibit NV5 from soliciting other acquisition proposals and the potential payment to Acuren by NV5 of a termination fee of $48.6 million if the Merger Agreement is so terminated (or $24.3 million during the NV5 Go-Shop Period), as described in the section entitled “The Merger Agreement — Expenses and Termination Fees Relating to the Termination of the Merger Agreement”;

•        that certain provisions of the Merger Agreement, including the $48.6 million termination fee if the Merger Agreement is so terminated (or $24.3 million during the NV5 Go-Shop Period), may have the effect of discouraging alternative proposals to acquire NV5;

•        the potential for litigation relating to the Merger and the associated costs, burden and inconvenience involved in defending those proceedings;

•        the restrictions in the Merger Agreement on the conduct of NV5’s business during the period between execution of the Merger Agreement and the consummation of the Merger, including that NV5 must conduct its business only in the ordinary course, subject to specific limitations, and a prohibition on NV5 entering into significant mergers and acquisitions, which could negatively impact NV5’s ability to pursue certain business opportunities or strategic transactions;

•        the risk that regulatory agencies may delay, object to and challenge the Merger or may impose terms and conditions in order to resolve those objections that adversely affect the financial results of NV5 or Acuren; see the section entitled “The Merger — Regulatory Approvals”;

•        the risk that the Merger Consideration will be adjusted if the Acuren Closing VWAP is greater than the Acuren Signing VWAP resulting in current NV5 equity holders owning a smaller percentage of Acuren after Closing and the collar mechanism may not fully protect NV5 stockholders;

•        NV5 has incurred and will incur substantial costs in connection with the transactions contemplated by the Merger Agreement, even if such transactions are not consummated;

•        the risk that the cash portion of the Merger Consideration to be received by NV5 stockholders may result in taxable gain for U.S. federal income and other tax purposes;

•        the fact that two of NV5’s seven (7) directors, Dr. Dickins and Mr. Freckmann, voted “AGAINST” the proposal to approve the Merger Agreement, declare the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, to be advisable and in the best interests of NV5 and its stockholders, and recommend adoption of the Merger Agreement by NV5 stockholders, as described in more detail below in “— Reasons for Dr. Dickins’ and Mr. Freckmann’s Votes Against the Merger”); and

•        the risks of the type and nature described in the section entitled “Risk Factors” and the matters described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

The NV5 Board considered all these factors as a whole and, on balance, a majority of the NV5 Board concluded that they supported a favorable determination to approve the Merger Agreement and to make its recommendations to NV5 stockholders.

In addition, the NV5 Board was aware of and considered the interests of its directors and executive officers that are different from, or in addition to, the interests of NV5 stockholders generally, including the treatment of equity awards held by such directors and executive officers in the Merger described in the section entitled “Interests of NV5’s Executive Officers and Non-Employee Directors in the Merger” and the obligation of the surviving company to indemnify NV5 directors and officers against certain claims and liabilities.

The foregoing discussion of the information and factors that the NV5 Board considered is not intended to be exhaustive, but rather is meant to include many of the material factors that the NV5 Board considered. The NV5 Board reached the conclusion to approve the Merger Agreement and the Merger in light of the various factors described above and other factors that the members of the NV5 Board believed were appropriate. In view of the complexity and wide variety of factors, both positive and negative, that the NV5 Board considered in connection with its evaluation of the Merger, the NV5 Board did not find it practical, and did not attempt, to quantify, rank or otherwise assign relative or specific weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the NV5 Board. In considering the factors discussed above, individual directors may have given different weights to different factors. The NV5 Board carefully considered all of the factors described above as a whole.

The foregoing descriptions of NV5’s consideration of the factors supporting the Merger are forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

Reasons for Dr. Dickins’ and Mr. Freckmann’s Votes Against the Merger

At the meeting of the Board of Directors on May 14, 2025, Dr. Dickins and Mr. Freckmann voted “AGAINST” the NV5 Board’s determination that the Merger Agreement and the Merger are fair to, and in the best interests of, NV5 and its stockholders; approval of the Merger Agreement and the Merger; direction that the Merger Agreement be submitted for adoption at a meeting of NV5 stockholders; and recommendation that NV5 stockholders vote in favor of the adoption of the Merger Agreement. In reaching their decisions, each of Dr. Dickins and Mr. Freckmann indicated to the NV5 Board at the May 14, 2025 meeting, and at prior meetings during which the NV5 Board and the NV5 Special Committee considered the transaction, that the following potentially negative factors outweighed the potential benefits of the transaction:

•        Dr. Dickins’ and Mr. Freckmann’s view that the Merger Consideration meaningfully undervalues NV5 by failing to reflect the full value of NV5’s assets and its standalone plan; and

•        Dr. Dickins’ and Mr. Freckmann’s view that the timing of the transactions is not consistent with maximizing stockholder value in light of (i) the fact that the value of NV5’s common stock was negatively impacted by recent macroeconomic events, such as the announcement of increased tariffs by the United States government, and did not fully reflect NV5’s positive financial performance over the past fiscal quarter and anticipated future financial performance, (ii) the absence of a pre-signing market check to determine whether the Merger Consideration was the highest value reasonably available to the NV5 stockholders, including in light of the all-cash $22.00 per share offer received from Party A, and (iii) the risks associated with combining NV5 with Acuren, including the risk that Acuren may not be able to achieve future financial performance consistent with its guidance (including as a result of certain material weaknesses identified by Acuren in its internal controls over financial reporting) and the amount of outstanding indebtedness of Acuren following the consummation of the Merger and the risks associated with servicing such indebtedness, in each case, as described in more detail above in “— Reasons for the Merger.”

The foregoing factors considered by Dr. Dickins and Mr. Freckmann reflect a summary of the views expressed by Dr. Dickins and Mr. Freckmann during meetings of the NV5 Board and the NV5 Special Committee in connection with the consideration of the Merger. It is not intended to be exhaustive, but rather includes what the NV5 Board considers to be the material factors cited by Dr. Dickins and Mr. Freckmann in reaching their decision to vote “AGAINST” the NV5 Board’s determination that the Merger Agreement and the Merger are fair to, and in the best interests of, NV5 and its stockholders; approval of the Merger Agreement and the Merger; direction that the Merger Agreement be submitted for adoption at a meeting of NV5 stockholders; and recommendation that NV5 stockholders vote in favor of the adoption of the Merger Agreement. The above factors are not presented in any order of priority.

It should be noted that this explanation of the reasoning of the NV5 Board and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth in “Cautionary Statements Regarding Forward-Looking Statements.”

Certain Prospective Financial Information

Neither Acuren nor NV5, as a matter of course, makes public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, Acuren management and NV5 management prepared certain unaudited forecasted financial information, which was made available to Acuren management, the NV5 Board and their respective financial advisors, Jefferies, Roth and Baird, as and to the extent further described below, in connection with the evaluation of the proposed Merger.

The unaudited forecasted financial information was prepared separately by Acuren management and NV5 management treating each company on a standalone basis, without giving effect to the proposed Merger and using, in some cases, different assumptions. The unaudited forecasted financial information of the companies is not intended to be added together, and adding the unaudited forecasted financial information together for the two companies is not intended to represent the results the combined company will achieve if the Merger is completed, nor is it intended to represent forecasted financial information for the combined company if the Merger is completed.

The inclusion of the unaudited forecasted financial information set forth below should not be regarded as an indication that any of Acuren, NV5, Jefferies, Roth, Baird or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. Readers of this document are cautioned not to place undue reliance on the unaudited forecasted financial information.

The unaudited forecasted financial information was, in general, prepared solely for internal use and is subjective in many respects. As a result, there can be no assurance that the forecasted results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited forecasted financial information covers multiple years, such information by its nature becomes less predictive with each successive year. The estimates and assumptions underlying the unaudited forecasted financial information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions which may not materialize and that are inherently subject to significant uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of Acuren or NV5 and will be beyond the control of the combined company. In particular, the unaudited forecasted financial information assumes that no global economic downturn would occur in the relevant period.

NV5 stockholders are urged to review NV5’s Annual Report on Form 10-K for the 2024 fiscal year (as amended), and its subsequent Quarterly Reports on Form 10-Q, for a description of risk factors with respect to NV5’s business. See the sections entitled “Where You Can Find More Information” beginning on pages 240 and 241, respectively. Acuren stockholders are urged to review the financial statements of Acuren included in this joint proxy statement/prospectus, as well as the section entitled “Acuren Corporation Management’s Discussion and Analysis” beginning on page 194. Acuren stockholders and NV5 stockholders are also urged to review the sections entitled “Cautionary Statement Regarding Forward-Looking Statements,” “Risk Factors,” and “Unaudited Pro Forma Condensed Combined Financial Information” beginning on pages 28, 30 and 166, respectively. The unaudited forecasted financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information but, in the view of Acuren’s and NV5’s management, as applicable, was prepared on a reasonable basis, reflects the best available estimates and judgments as of the date of preparation, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of Acuren and NV5, as applicable. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the unaudited forecasted financial information. The unaudited forecasted financial information included in this document has been prepared by, and is the responsibility of, Acuren’s and NV5’s management. Neither of the independent accountants of Acuren or NV5 or any other independent accountants, have audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying unaudited forecasted financial information and, accordingly, the independent accountants do not express an opinion or any other form of assurance with respect thereto and assume no responsibility for, and disclaim any association with, the unaudited forecasted financial information.

The report of PricewaterhouseCoopers LLP included elsewhere in this joint proxy statement/prospectus relates to Acuren’s historical audited consolidated financial statements accompanying such report. The report of Deloitte & Touche LLP incorporated by reference in this joint proxy statement/prospectus relates to NV5’s historical audited consolidated financial statements that are incorporated by reference herein. None of the foregoing reports extend to the unaudited forecasted financial information and should not be read to do so.

Certain of the financial measures included in the unaudited forecasted financial information are not calculated in accordance with GAAP. These non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures and may be different from similarly titled non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, these non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. Financial measures included in forecasts provided to a financial advisor and a board of directors in connection with a business combination transaction, such as the unaudited financial forecasted information, are excluded from the definition of “non-GAAP financial measures” under applicable SEC rules and regulations. As a result, the unaudited forecasted financial information is not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Accordingly, no reconciliation of the financial measures included in the unaudited forecasted financial information is provided in this joint proxy statement/prospectus.

NEITHER ACUREN NOR NV5 HAVE UPDATED OR INTEND TO UPDATE OR OTHERWISE REVISE THE UNAUDITED FORECASTED FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED FORECASTED FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Acuren Unaudited Forecasted Financial Information

The following table presents select unaudited forecasted financial information of Acuren on a standalone basis for the fiscal years ending December 31, 2025 through December 31, 2030 and was prepared by Acuren management. This information, which is referred to as the Acuren unaudited forecasted financial information, was provided to NV5 and Roth in March 2025:

(in millions)	2025E	2026E	2027E	2028E	2029E	2030E
Total Revenue	$1,164	$1,257	$1,357	$1,466	$1,583	$1,710
Adjusted EBITDA(1)	$187	$209	$233	$258	$286	$317
Adjusted EBITDA Margin(%)(2)	16.1	16.7	17.1	17.6	18.1	18.5

____________

(1)      Calculated as earnings before interest, taxes, depreciation and amortization, as adjusted to exclude one-time charges and benefits and certain non-cash items, including acquisition related transaction and integration expenses, ASP Acuren transaction related expenses, public company business transformation costs, non-cash stock compensation expenses and other non-recurring charges.

(2)      Calculated as Adjusted EBITDA divided by Total Revenue.

The above projections include the following assumptions and estimates:

•        consolidated revenue growth of 7.6% from 2024 to 2030, reflecting Acuren management’s assumptions and estimates for future organic growth;

•        increase in gross profit margins from 23.5% in 2025 to 25.5% in 2030;

•        reduction in SG&A expenses as a percentage of sales from 11.9% in 2024 to 11.3% in 2030;

•        adjusted EBITDA margin expansion from 17.0% in 2024 to 18.5% in 2030 driven by improved gross profit margins; and

•        no material acquisitions or divestures by Acuren.

These values and amounts were determined by Acuren’s management based on their experience and judgment.

The estimates and assumptions underlying the Acuren unaudited forecasted financial information are inherently uncertain and, though considered reasonable by the management of Acuren as of the date of the preparation of such unaudited forecasted financial information, are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the unaudited forecasted financial information, including, among other things, the matters described in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 30 and 28, respectively. Accordingly, there can be no assurance that the forecasted results are indicative of the future performance of Acuren, or that actual results will not differ materially from those presented in the Acuren unaudited forecasted financial information. Inclusion of the Acuren unaudited forecasted financial information in this joint proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the Acuren unaudited forecasted financial information will be achieved.

The Acuren unaudited forecasted financial information is not included in this joint proxy statement/prospectus in order to induce any stockholder to vote in favor of any of the proposals at the Acuren Meeting or the NV5 Special Meeting or to acquire securities of Acuren.

NV5 Unaudited Forecasted Financial Information

The following table presents select unaudited forecasted financial information of NV5 on a standalone basis for the 2025-2029 fiscal years, which is referred to as the NV5 unaudited forecasted financial information. The NV5 unaudited forecasted financial information was provided to Acuren in March 2025.

(in millions)	Fiscal Year Ending December 31,
	2025E	2026E	2027E	2028E	2029E
Net Revenue	$810	$881	$956	$1,035	$1,119
Adjusted EBITDA(1)	$174	$192	$212	$232	$255
EBITDA Margin (%)	$16.5	$16.8	$17.1	$17.4	$17.6

____________

(1)      Calculated as earnings before interest, taxes, depreciation and amortization less stock-based compensation expense and acquisition-related costs.

The above projections include the following assumptions and estimates:

•        consolidated revenue growth of 11.6% for 2025 and between 8.0% and 8.6% for 2026 to 2029, reflecting NV5 management’s assumptions and estimates for future organic growth;

•        increase in gross profit margins from 52.2% in 2025 to 52.8% in 2029;

•        adjusted EBITDA margin expansion from 16.5% in 2025 to 17.6% in 2029 driven by improved gross profit margins and operational efficiencies; and

•        no material acquisitions or divestures by NV5.

These values and amounts were estimated by NV5 management based on their experience and judgment.

In April 2025, the NV5 Special Committee reviewed the March NV5 Projections prepared by NV5 management for purposes of reviewing potential strategic alternatives, including the Merger. During the course of April and into May of 2025, at the direction of the NV5 Special Committee, NV5 management revised the

March NV5 Projections to incorporate inorganic growth opportunities, in addition to organic growth, and to reflect the costs to NV5 associated with executing on such inorganic growth opportunities, as the NV5 Special Committee believed that such assumptions were more consistent with NV5’s historical operations, including NV5’s use of acquisitions as part of its growth strategy, see “— Background of the Merger” above for more information. In May 2025, NV5 management provided Baird with the following May NV5 Projections. The NV5 Special Committee used the May NV5 Projections to assist in determining whether to recommend that the NV5 Board recommend the Merger to the NV5 stockholders. Pursuant to the direction of the NV5 Special Committee, Baird did not rely on any other projections for NV5 other than the May NV5 Projections in connection with its financial analyses and in connection with the rendering of its opinion to the NV5 Special Committee and the NV5 Board on May 14, 2025 described below in “The Merger — Opinion of Baird,” which is filed as Annex D to this Form S-4 and incorporated herein by reference. The May NV5 Projections include the same assumptions and estimates as the March NV5 Projections, revised to reflect inorganic growth opportunities, in addition to organic growth, and the costs associated with such inorganic growth opportunities. The May NV5 Projections were not provided to Acuren prior to signing the Merger Agreement.

(in millions)	Fiscal Year Ending December 31,
	2025E	2026E	2027E	2028E	2029E
Net Revenue	$793	$864	$936	$1,014	$1,096
Adjusted EBITDA(1)	$163	$182	$199	$219	$240
Unlevered Free Cash Flow(2)	$51	$93	$108	$122	$136

____________

(1)      Calculated as earnings before interest, taxes, depreciation and amortization less stock-based compensation expense and acquisition-related costs.

(2)      Calculated as net income excluding after-tax net interest, plus depreciation and amortization, less capital expenditures and increases in net working capital, plus/minus changes in other operating and investing cash flows.

The estimates and assumptions underlying the NV5 unaudited forecasted financial information are inherently uncertain and, though considered reasonable by the management of NV5 as of the date of the preparation of such forecasted financial information, are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the NV5 unaudited forecasted financial information, including, among other things, the matters described in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 30 and 28, respectively. Accordingly, there can be no assurance that the NV5 unaudited forecasted results are indicative of the future performance of NV5, or that actual results will not differ materially from those presented in the NV5 unaudited forecasted financial information. Inclusion of the NV5 unaudited forecasted financial information in this joint proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the forecasted financial information will be achieved.

The NV5 unaudited forecasted financial information is not included in this joint proxy statement/prospectus in order to induce any stockholder to vote in favor of any of the proposals at the Acuren Meeting or the NV5 Special Meeting or to acquire securities of Acuren.

Opinion of Baird

The NV5 Special Committee and the NV5 Board retained Baird in connection with the Merger to render an opinion as to the fairness, from a financial point of view, to the holders of NV5 Common Stock (other than Excluded Shares and Appraisal Shares) of the Merger Consideration to be received by such stockholders in the Merger.

On May 14, 2025, Baird delivered its oral opinion (which opinion was subsequently confirmed in writing as of the same date) as to whether, as of the date of its opinion and based upon and subject to the assumptions, procedures, matters, qualifications and limitations set forth therein, Baird was of the opinion that the Merger Consideration to be received by the holders of NV5 Common Stock (other than Excluded Shares and Appraisal Shares) was fair, from a financial point of view, to such stockholders.

The full text of Baird’s written opinion, dated May 14, 2025, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Baird in rendering its opinion, is attached as Annex D to this joint proxy statement/prospectus and is incorporated herein by reference. Baird’s opinion is directed only to the fairness, as of the date of the opinion and from a financial point of view, to the holders of NV5 Common Stock (other than Excluded Shares and Appraisal Shares) of the Merger Consideration and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Merger and make any election with respect to the Merger. The opinion will not address the fairness of the Merger Consideration from a financial point of view at the time the Merger is completed. The summary of Baird’s opinion set forth below is qualified in its entirety by reference to the full text of such opinion attached as Annex D to this joint proxy statement/prospectus. NV5 stockholders are urged to read the opinion carefully in its entirety.

For purposes of its opinion, and with NV5’s consent, Baird assumed that NV5 had approximately 65.6468 million shares of NV5 Common Stock issued and outstanding on a fully-diluted basis, that NV5 had earnings before interest, taxes, depreciation and amortization (“EBITDA”) adjusted to add back non-recurring costs and stock based compensation for the last twelve months (“LTM”) ended March 29, 2025 of approximately $145.6 million and earnings before interest and taxes (“EBIT”) adjusted to add back non-recurring costs and stock based compensation for the LTM ended March 29, 2025 of approximately $77.0 million, and Acuren had approximately 130.230 million shares of Acuren Common Stock issued and outstanding on a fully-diluted basis, that Acuren had EBITDA adjusted to add back non-recurring costs and stock based compensation for the LTM ended March 31, 2025 of approximately $175.1 million, and that the value of the Stock Consideration was approximately $13.00.

In conducting its financial analyses and in arriving at its opinion, Baird reviewed such information and took into account such financial and economic factors, investment banking procedures and considerations as Baird deemed relevant under the circumstances. In connection therewith, and subject to the various assumptions, qualifications and limitations set forth in its opinion, Baird, among other things: (i) reviewed certain internal information, primarily financial in nature, including (A) financial forecasts (1) for the fiscal years ending December 31, 2025 through 2029 concerning the business and operations of NV5 furnished to Baird, and prepared and certified, by NV5’s management for purposes of its analysis, which are referred to herein as the May NV5 Projections, and (2) for the fiscal years ending December 31, 2025 through 2030 concerning the business and operations of Acuren, prepared by Acuren’s management, as furnished to Baird and certified by NV5’s management for purposes of Baird’s analysis (the “Acuren Projections”, and together with the May NV5 Projections, the “Projections”), (B) financial statements of NV5 for the fiscal years ended December 31, 2022, December 30, 2023 and December 28, 2024 and interim financial statements of NV5 for the period ended March 29, 2025, which NV5’s management prepared and identified as being the most current financial statements then-available; and (C) financial statements of Acuren for the fiscal years ended December 31, 2022 through 2024, which Acuren’s management prepared and identified as being the most current financial statements then-available; (ii) reviewed certain publicly available information, including, but not limited to, the recent filings of each of NV5 and Acuren with the SEC; (iii) reviewed the principal financial terms of the draft sent to Baird on May 13, 2025 of the Merger Agreement in the form then-expected to be presented to the NV5 Board as they related to Baird’s analysis; (iv) compared the financial position and operating results of each of NV5 and Acuren with those of certain other publicly traded companies Baird deemed relevant; (v) compared the historical market prices, trading activity and market trading multiples of NV5 Common Stock and Acuren Common Stock with those of certain other publicly traded companies Baird deemed relevant; (vi) compared the proposed Merger Consideration with the reported implied enterprise values of certain other transactions Baird deemed relevant; and (vii) reviewed the certificate from NV5 regarding information, financial statements and the Projections addressed to Baird. Baird held discussions with members of the senior management of each of NV5 and Acuren concerning the historical and current financial condition and operating results, as well as the future prospects of each of NV5 and Acuren, respectively. Baird was not requested to, and Baird did not, solicit third-party indications of interest in acquiring all or any part of NV5 and understood that NV5 was represented by Roth Capital Partners in that process. Baird was not engaged or requested to, and Baird did not, provide any advice concerning the structure of the Merger, the specific amount of the Merger Consideration, or any other aspects of the Merger, or provide any services other than the delivery of its opinion until after Baird rendered its opinion, and Baird was not involved in assisting Acuren in obtaining any financing for the Merger. Baird also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant for the preparation of its opinion.

In arriving at its opinion, Baird assumed and relied upon, without independent verification:

•        the accuracy and completeness of all the financial and other information that was publicly available or provided to Baird by or on behalf of NV5 and Acuren. Baird did not independently verify any publicly available information or information supplied to it by NV5 or Acuren. Baird was not engaged to independently verify, did not assume any responsibility to verify, assumed no liability for, and expressed no opinion on, any such information;

•        that NV5 was not aware of any information that might be material to Baird’s opinion that had not been provided to Baird;

•        that all material assets and liabilities (contingent or otherwise, known or unknown) of NV5 and Acuren were as set forth in their respective most recent financial statements provided to Baird, and there was no information or facts that would make any of the information reviewed by Baird incomplete or misleading;

•        that the financial statements of NV5 and Acuren provided to Baird presented fairly the results of operations, cash flows and financial condition of NV5 and Acuren, respectively, for the periods, and as of the dates, indicated and were prepared in conformity with U.S. generally accepted accounting principles consistently applied;

•        that the Projections upon which Baird relied in the preparation of its opinion were reasonably prepared on bases reflecting the best available estimates and good faith judgments of the senior management of each of NV5 and Acuren as to the future performance of NV5 and Acuren, respectively, and that such Projections would be realized in the amounts and on the time schedule contemplated, although Baird expressed no opinion with respect to the Projections or any judgments, estimates, assumptions or the basis on which they were based;

•        that in all respects material to its analysis, the Merger would be consummated in accordance with the terms and conditions of the Merger Agreement without any amendment or modification thereto and without waiver by any party of any of the conditions to their respective obligations thereunder;

•        that in all respects material to its analysis, the representations and warranties contained in the Merger Agreement were true and correct and that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement;

•        that all corporate, governmental, regulatory or other consents and approvals (contractual or otherwise) required to consummate the Merger had been, or would be, obtained without the need for any divestitures or other material changes to the Merger Consideration or other material financial terms or conditions of the Merger or that would otherwise materially affect NV5 or Acuren or Baird’s analysis;

•        that the final form of any draft documents referred to above would not differ in any material respect from such draft documents;

•        that the Merger would be treated as a tax-free reorganization for U.S. federal income tax purposes; and

•        that NV5 had been counseled by professional advisors with respect to all legal, regulatory, accounting, insurance and tax matters regarding the Merger and that all such advice was correct, and Baird did not express an opinion on such matters as they related to the Merger.

In conducting its review, Baird did not undertake or obtain an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise, known or unknown) or solvency of NV5 or Acuren, nor did Baird make a physical inspection of the properties or facilities of NV5 or Acuren. In each case above, Baird made the assumptions and took the actions or inactions described above with NV5’s knowledge and consent.

Baird’s opinion necessarily was based upon economic, monetary and market conditions as they existed and could be evaluated on the date of its opinion, and its opinion did not predict or take into account any changes which may have occurred, or information which may have become available, after the date of its opinion. Baird is under no obligation to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring after the date of its opinion. Furthermore, Baird expressed no opinion as to the price or trading range at which any of the securities of NV5 (including NV5 Common Stock or Acuren Common Stock) would trade following the date of its opinion or as to the effect of the Merger on such prices or trading ranges, or any earnings or ownership dilutive impact that may result from Acuren’s issuance of Acuren Common Stock as part of the Merger Consideration. Such prices and trading ranges may have been affected by a number of factors, including but not limited to (i) dispositions of NV5 Common Stock or Acuren Common Stock by stockholders within a short period of time after, or other market effects resulting from, the announcement of the Merger and/or the effective date of the Merger; (ii) changes in prevailing interest rates and other factors which generally influence the price of securities; (iii) adverse changes in the current capital markets; (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of NV5 or Acuren or in NV5’s or Acuren’s industries; (v) any necessary actions by, or restrictions of, federal, state or other governmental agencies or regulatory authorities; and (vi) timely completion of the Merger on terms and conditions that are acceptable to all parties at interest. Certain financial information relied upon by Baird for purposes of its opinion reflected assumptions provided by Acuren’s management regarding the tax rates applicable to Acuren’s taxable income including such management’s assessment regarding the likely potential impact of any changes referenced in the immediately preceding sentence.

Baird’s opinion was prepared at the request and for the information of the NV5 Special Committee and the NV5 Board. Baird’s opinion does not address the relative merits or risks of: (i) the Merger, the Merger Agreement or any other agreements or other matters provided for, or contemplated by, the Merger Agreement; (ii) any other transactions that may be, or might have been, available as an alternative to the Merger; or (iii) the Merger compared to any other potential alternative transactions or business strategies considered by the NV5 Special Committee or the NV5 Board and, accordingly, Baird relied upon its discussions with NV5’s senior management with respect to the availability and consequences of any alternatives to the Merger. Baird’s opinion does not constitute a recommendation to the NV5 Special Committee, the NV5 Board, any security holder or any other person as to how any such person should vote or act with respect to the Merger or make any election with respect to the Merger. Baird expressed no opinion about the fairness of any amount or nature of the compensation or consideration payable to any of NV5’s officers, directors or employees, or any class of such persons, or to any particular stockholder relative to the Merger Consideration to be received by the holders of NV5 Common Stock. NV5 did not ask Baird to express, and Baird did not express, any opinion with respect to any of the other financial or non-financial terms, conditions, determinations or actions with respect to the Merger.

The following is a summary of the material financial analyses performed by Baird in connection with rendering its opinion, which is qualified in its entirety by reference to the full text of its opinion attached as Annex D and to the other disclosures contained in this section. The following summary, however, does not purport to be a complete description of the financial analyses performed by Baird. The order of analyses described does not represent relative importance or weight given to the analyses performed by Baird. Some of the summaries of the financial analyses include information presented in a tabular format. These tables must be read together with the full text of each summary and alone are not a complete description of Baird’s financial analyses. Except as otherwise noted, the following quantitative information is based on market and financial data as it existed on or before May 12, 2025 and is not necessarily indicative of current market conditions.

Implied Valuation Multiples.    Based on the Merger Consideration of $23.00 per share of NV5 Common Stock, Baird calculated the implied “equity purchase price” (defined as the Merger Consideration multiplied by the total number of diluted common shares outstanding of NV5, including vested and unvested stock options and accelerated vesting of restricted stock units and performance stock units of approximately 65.6468 million, to be approximately $1,509.9 million. In addition, Baird calculated the implied “enterprise value” (which we refer to as EV and defined as the equity purchase price plus the net debt of NV5 of approximately $180.1 million) to be approximately $1,690.0 million. Baird then calculated the multiples of the enterprise value to the last twelve months (which we refer to as LTM) ended March 29, 2025 and December 31, 2025 estimated (which we refer to as 2025E) Adjusted EBITDA and Adjusted EBIT, each as provided by NV5 management and set forth on the Projections. Adjusted EBIT was defined as net income plus or minus: income tax expense (benefit), interest expense (income), stock-based compensation and one-time, non-recurring items, and Adjusted EBITDA was defined as Adjusted EBIT plus or minus depreciation and amortization. These implied multiples are summarized in the table below.

Adjusted EBITDA	Implied Multiple
LTM Q1 2025	11.6x
FY 2025E	10.4x

Adjusted EBIT	Implied Multiple
LTM Q1 2025	21.9x
FY 2025E	16.4x

NV5 Global, Inc.

Selected Public Company Analysis.    Baird reviewed certain publicly available financial information and stock market information for certain publicly traded engineering and environmental consulting companies that Baird deemed relevant. The group of selected publicly traded companies and relevant financial multiples reviewed are listed below.

	EV/Adjusted EBITDA		EV/Adjusted EBIT
Company	LTM	2025E	LTM	2025E
AECOM	12.9x	12.2x	14.2x	13.4x
AtkinsRealis Group Inc.	14.4x	14.2x	17.2x	17.3x
Bowman Consulting Group Ltd.	8.4x	7.3x	15.5x	12.1x
Fluor Corporation	8.2x	7.9x	9.3x	9.5x
Jacobs Solutions Inc.	15.0x	13.8x	16.1x	14.8x
Parsons Corporation	13.5x	12.5x	16.2x	15.2x
Stantec Inc.	16.3x	14.5x	23.7x	20.5x
Tetra Tech, Inc.	15.9x	15.6x	17.7x	17.1x
Willdan Group, Inc.	11.6x	10.4x	15.7x	14.2x
WSP Global Inc.	16.9x	15.1x	24.5x	23.9x

Baird chose these companies, which were selected in its professional judgment, based on a review of publicly traded companies that possessed general business, operating and financial characteristics relevant to NV5. Baird noted that none of the companies reviewed were identical to NV5 and that, accordingly, the analysis of such companies necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each company and other factors that affect the public market values of such companies.

Baird calculated the “enterprise value” (defined as the equity market capitalization plus the book value of each company’s total debt and preferred stock, less cash, cash equivalents and marketable securities), and the multiples of each company’s enterprise value to its LTM and projected 2025 Adjusted EBITDA and Adjusted EBIT. Stock market and historical financial information for the selected companies was based on publicly available information as of May 12, 2025, and projected financial information was based on publicly available research reports as of such date. A summary of the implied multiples is provided in the table below.

Selected Trading Multiples
	Low	Average	Median	High
Adjusted EBITDA
LTM	8.2x	13.3x	14.0x	16.9x
2025E	7.3x	12.3x	13.1x	15.6x

Adjusted EBIT
LTM	9.3x	17.0x	16.2x	24.5x
2025E	9.5x	15.8x	15.0x	23.9x

In addition, Baird calculated the implied enterprise value of NV5 by applying the multiple ranges of the selected public companies to NV5’s LTM and 2025E Adjusted EBITDA and Adjusted EBIT. Baird then took the resulting enterprise values and calculated the implied equity values by subtracting NV5’s net debt position as of March 29, 2025, and divided these implied values by the fully diluted shares outstanding (including, as applicable, in-the-money options, restricted stock units and performance stock units, using the treasury stock method) to calculate the implied per share values of NV5 Common Stock. Baird then compared such values to the Merger Consideration of $23.00 per share.

The implied ranges of per-share value for NV5 Common Stock, based on the average of the implied low, high, average, and median values from the LTM March 2025 and 2025E metrics, were $15.34 to $35.37, with average and median being $27.32 and $29.00, respectively, based on Adjusted EBITDA, and $10.14 to $30.41, with average and median being $19.62 and $18.49, based on Adjusted EBIT, in each case, as compared to the Merger Consideration of $23.00 per share of NV5 Common Stock.

Selected Transaction Analysis.    Baird reviewed certain publicly available financial information concerning completed acquisition transactions that Baird deemed relevant. The selected acquisition transactions and relevant financial multiples are listed below.

Announcement Date	Target	Buyer	EV/LTM EBITDA	EV/LTM EBIT
November 2024	BCC Engineering, LLC	Parsons Corporation	13.0x	N/A
August 2024	Power Engineers, Incorporated	WSP Global Inc.	15.2x	N/A
January 2023	Atlas Technical Consultants	GI Partners	13.9x	25.4x
September 2022	RPS Group plc	Tetra Tech, Inc.	13.5x	22.5x
July 2022	IBI Group Inc.	Arcadis N.V.	13.0x	18.7x
June 2022	John Wood Group plc’s environmental & infrastructure business	WSP Global Inc.	12.1x	15.0x
December 2020	Enterra Holdings Ltd. (Golder Associates)	WSP Global Inc.	10.4x	N/A

____________

N/A indicates not publicly available.

Baird chose these acquisition transactions, which were selected in its professional judgment, based on a review of completed acquisition transactions involving target technical engineering and consulting companies that possessed general business, operating and financial characteristics relevant to NV5. Baird noted that none of the acquisition transactions or subject target companies reviewed was identical to the Merger or NV5, respectively, and that, accordingly, the analysis of such acquisition transactions necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each subject target company and each acquisition transaction and other factors that affect the values implied in such acquisition transactions.

For each transaction, Baird calculated the implied “equity purchase price” (defined as the purchase price per share of each target company’s common stock multiplied by the total number of diluted common shares outstanding of such company, including gross shares issuable upon the exercise of outstanding stock options and warrants (if any), less assumed option and warrant proceeds (to the extent applicable), and including, where relevant, the value of equity awards accelerated in connection with the transaction, or alternatively defined as the value attributable to the equity of a target company). In addition, Baird calculated the implied “enterprise value” (defined as the equity purchase price plus the book value of each target company’s total debt and preferred stock, less cash, cash equivalents and marketable securities). Baird calculated the multiples of each target company’s implied enterprise price to its LTM EBITDA and to its LTM EBIT. Stock market and historical financial information for the selected transactions was based on publicly available information as of the announcement date of each respective transaction. EBITDA and EBIT for the selected transaction were adjusted for publicly disclosed one-time, non-recurring items, but were not adjusted for stock-based compensation add-backs due to lack of public information. A summary of the implied multiples is provided in the table below.

	Low	Mean	Median	High
LTM Adjusted EBITDA	10.4x	13.0x	13.0x	15.2x
LTM Adjusted EBIT	15.0x	20.4x	20.6x	25.4x

In addition, Baird calculated the implied enterprise value of NV5 by applying the multiple ranges of the selected transactions to NV5’s LTM Adjusted EBITDA and Adjusted EBIT of $145.6 million and $77.0 million, respectively, each as provided by NV5 management. Baird then took the resulting enterprise values and calculated implied equity values by subtracting NV5’s net debt position as of March 29, 2025, and divided these implied values by the fully diluted shares outstanding (including, as applicable, in-the-money options, restricted stock units and performance stock units, using the treasury stock method) to calculate the implied per share values of NV5 Common

Stock. The implied ranges of per share equity values, based on the implied low, high, average, and median values, were $20.32 to $30.97, with average and median being $26.12 and $26.15, respectively, based on Adjusted EBITDA, and $14.86 to $27.07, with average and median being $21.22 and $21.48, respectively, based on Adjusted EBIT, in each case, as compared to the Merger Consideration of $23.00 per share of NV5 Common Stock.

Discounted Cash Flow Analysis.    Baird performed a discounted cash flow analysis, which is designed to imply a range of potential per-share present values for NV5 Common Stock as of April 30, 2025, utilizing the projected unlevered free cash flows (calculated as net income excluding after-tax net interest, plus depreciation and amortization, less capital expenditures and increases in net working capital, plus/minus changes in other operating and investing cash flows) of NV5 from the last eight months of 2025 through calendar year 2029 as set forth in the May NV5 Projections. For further information regarding the May NV5 Projections, see, “— Certain Prospective Financial Information” above.

In such analysis, Baird calculated the implied present value of NV5’s future unlevered free cash flows for the last eight months of 2025 through calendar year 2029 (which implied present value was calculated using a range of discount rates of 9.0% to 11.0%). Baird also calculated the implied present value of NV5’s terminal value by applying a range of perpetuity growth rates of 2.5% to 3.5% (which was chosen based on Baird’s professional judgment), and then discounting to present value the resulting values using discount rates ranging from 9.0% to 11.0%. Baird then calculated the sum of the above present values and subtracted NV5’s net debt position as of March 29, 2025 and divided that sum by the fully diluted shares outstanding (including, as applicable, in-the-money options, restricted stock units and performance stock units, using the treasury stock method) resulting in an implied range of values for NV5 Common Stock of $18.28 to $29.31 per share, which range was compared by Baird to the Merger Consideration of $23.00 per share.

Acuren Corporation

Selected Public Company Analysis.    Baird reviewed certain publicly available financial information and stock market information for certain publicly traded testing, inspection and certification companies that Baird deemed relevant. The group of selected publicly traded companies and relevant financial multiples reviewed are listed below.

EV/Adjusted EBITDA
Company	LTM	2025E
Bureau Veritas SA	14.0x	12.8x
Intertek Group plc	12.3x	12.1x
Montrose Environmental Group, Inc.	10.0x	9.2x
Mistras Group, Inc.	5.3x	5.2x
SGS S.A.	14.3x	13.4x
Team, Inc.	8.1x	N/A

Baird chose these companies, which were selected in its professional judgment, based on a review of publicly traded companies that possessed general business, operating and financial characteristics relevant to Acuren. Baird noted that none of the companies reviewed was identical to Acuren and that, accordingly, the analysis of such companies necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each company and other factors that affect the public market values of such companies.

Baird calculated the enterprise value and the multiples of each company’s enterprise value to its LTM and projected 2025 Adjusted EBITDA. Stock market and historical financial information for the selected companies was based on publicly available information as of May 12, 2025, and projected financial information was based on publicly available research reports as of such date. A summary of the implied multiples is provided in the table below.

Selected Trading Multiples
	Low	Average	Median	High
Adjusted EBITDA
LTM	5.3x	10.7x	11.2x	14.3x
2025E	5.2x	10.5x	12.1x	13.4x

In addition, Baird calculated the implied enterprise value of Acuren by applying the multiple ranges of the selected public companies to Acuren’s LTM and 2025E Adjusted EBITDA. Baird then took the resulting enterprise values and calculated the implied equity values by subtracting Acuren’s net debt position as of December 31, 2024 of $615.7 million (calculated as debt less cash and cash equivalents), and divided these implied values by the fully diluted shares outstanding (including, as applicable, in-the-money options, restricted stock units and performance stock units, using the treasury stock method) of 130.230 million to calculate the implied per share values of Acuren Common Stock.

The implied ranges of per-share value for Acuren Common Stock, based on the average of the implied low, high, average, and median values from the LTM March 2025 and 2025E metrics were $2.61 to $14.49, with average and median being $10.01 and $11.44, respectively, as compared to the then-current price of Acuren Common Stock of $10.64 per share.

Discounted Cash Flow Analysis.    Baird performed a discounted cash flow analysis, which is designed to imply a range of potential per-share present values for Acuren Common Stock as of April 30, 2025, utilizing the projected unlevered free cash flows of Acuren from the last eight months of 2025 through calendar year 2030 as set forth on the Acuren Projections. In such analysis, Baird calculated the implied present value of Acuren’s future unlevered free cash flows for the last eight months of 2025 through calendar year 2030 (which implied present value was calculated using a range of discount rates of 10.0% to 12.0%). Baird then also calculated the implied present value of Acuren’s terminal value by applying a range of perpetuity growth rates of 2.5% to 3.5% (which was chosen based on Baird’s professional judgment), and then discounting to present value the resulting values using discount rates ranging from 10.0% to 12.0%. Baird then calculated the sum of the above present values and subtracted Acuren’s net debt position as of December 31, 2024 and divided that sum by the fully diluted shares outstanding (including, as applicable, in-the-money options, restricted stock units and performance stock units, using the treasury stock method) resulting in an implied range of values for Acuren Common Stock of $7.90 to $13.15 per share, which range was compared by Baird to the then-current price of Acuren Common Stock of $10.64 per share.

The foregoing summary does not purport to be a complete description of the analyses performed by Baird. The preparation of financial analyses and a fairness opinion is a complex process and is not necessarily susceptible to partial analyses or summary description. Baird believes that its analyses (and the summary set forth above) must be considered as a whole and that selecting portions of such analyses and factors considered by Baird, without considering all such analyses and factors, could create an incomplete view of the processes and judgments underlying the analyses performed and conclusions reached by Baird and its opinion. Baird did not attempt to assign specific weights to particular analyses. Any estimates contained in Baird’s analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because such estimates are inherently subject to uncertainty, Baird does not assume responsibility for their accuracy.

Additional Information about Baird and Its Engagement

On May 18, 2025, Baird was engaged to act as financial advisor to NV5 in connection with the go-shop services to be provided in connection with the Merger and will receive a fee of $500,000 on June 18, 2025 (the “Retainer”), will receive a fee of $1.5 million (the “Solicitation Fee”) upon the earlier of the consummation of a Merger or the termination of Baird’s engagement, and will receive a fee of $3 million (less the Retainer) plus 5% of the aggregate consideration received by the holders of NV5 Common Stock in excess of the Merger Consideration contingent on consummation of a transaction by Acuren or a fee of 0.80% of the aggregate consideration received by the holders of NV5 Common Stock (less the Retainer and the Solicitation Fee) contingent on consummation of a transaction by any party other than Acuren, for its services. NV5 also paid Baird a fee of $1.5 million upon delivery of its opinion, which fee was payable regardless of the conclusion reached in such opinion and regardless of whether the Merger is consummated. In addition, NV5 has agreed to reimburse Baird for certain of its expenses and to indemnify Baird against certain liabilities that may arise out of its engagement. Baird will not receive any other significant payment of compensation contingent upon the successful completion of the Merger. As part of its investment banking business, Baird is engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

Over the past two years, neither Baird nor any of its affiliates have provided investment banking or financial advisory services to NV5 for which Baird received any compensation, however, Baird provided financial advisory services to ASP Acuren in its sale to Admiral for which Baird was paid in the range of $7.5 million to $17.5 million. No material relationship between NV5, Acuren, or any of their respective affiliates, or any other party to the Merger, on the one hand, and Baird, on the other hand, is mutually understood to be contemplated in which any compensation is intended to be received, other than the engagement to provide go-shop services as set forth in the prior paragraph.

Baird is a full-service securities firm. As such, in the ordinary course of its business, Baird may from time to time provide investment banking, advisory, brokerage and other services to clients that may be competitors or suppliers to, or customers or security holders of, NV5 or Acuren or any other party that may be involved in the Merger and their respective affiliates or that may otherwise participate or be involved in the same or a similar business or industry as NV5 or Acuren. In addition, Baird and certain of its employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may from time to time hold or trade the securities of NV5 and/or Acuren (including NV5 Common Stock and Acuren Common Stock) for their own account or the accounts of their customers and, accordingly, may at any time hold long or short positions or effect transactions in such securities. Baird has also prepared equity analyst research reports from time to time regarding NV5 and may serve as a market maker in the publicly traded securities of each of NV5 and Acuren.

Interests of NV5’s Executive Officers and Non-Employee Directors in the Merger

In considering the recommendation of NV5’s Board that NV5 stockholders adopt the Merger Agreement, NV5 stockholders should be aware that the executive officers and non-employee directors of NV5 have certain interests in the Merger that may be different from, or in addition to, the interests of NV5 stockholders generally. NV5’s Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the Merger, and in making their recommendation that NV5 stockholders approve the Merger Agreement and the Merger. For purposes of this disclosure, NV5’s employee directors and named executive officers are:

•        Dickerson Wright, Executive Chairman

•        Benjamin Heraud, Chief Executive Officer

•        Alexander Hockman, Chief Executive Officer of Infrastructure

•        Richard Tong, Executive Vice President and General Counsel

•        Edward Codispoti, Chief Financial Officer

•        MaryJo O’Brien, Corporate Secretary

Treatment of NV5 Equity Awards in the Merger

At the First Effective Time, each NV5 RSA that is held by an employee and does not vest in connection with the Merger will be assumed by Acuren and exchanged for time-vesting restricted stock awards in respect of Acuren Common Stock (each, a “Replacement RSA Award”) of equivalent value and subject to substantially the same terms and conditions, including vesting and settlement terms, as applied to the corresponding NV5 RSA immediately prior to the First Effective Time. The number of shares of Acuren Common Stock subject to such Replacement RSA Award will be equal to the product of (i) the total number of shares of NV5 Common Stock underlying such NV5 RSA prior to the First Effective Time, multiplied the sum of the (i) Exchange Ratio plus (ii) quotient obtained by dividing the Per-Share Cash Consideration by the Acuren Closing VWAP, rounding to the nearest whole number of shares.

At the First Effective Time each outstanding NV5 Executive RSA which vest upon a change of control pursuant to their terms, which as of June 24, 2025 aggregated 169,213 NV5 Executive RSAs (excluding 515,336 NV5 Executive RSAs held by NV5’s named executive officers and described below under Summary of Potential Transaction Payments to Named Executive Officers), will vest in full immediately prior to the First Effective Time and will be cancelled and converted into the right to receive the Merger Consideration with respect to each share of NVA Common Stock subject to the NV5 Executive RSA.

Annual Bonuses and Restricted Stock Awards

The Compensation Committee of the NV5 Board met in March 2025 and approved restricted stock awards for the 2024 fiscal year. Such awards were made in the ordinary course of business and not with reference to the Merger. In addition, on May 14, 2025, the Compensation Committee further approved annual salary increases effective April 1, 2025 and modifications to certain of the March 2025 annual restricted stock awards, an indemnification agreement in favor of Ben Heraud and the amendment of the existing employment agreements of Richard Tong, Edward Codispoti and MaryJo O’Brien solely to include “good leaver” provisions applicable in connection with a termination event, subject to certain cure periods and related conditions, which amendments were entered into in connection with the entry into of the Merger Agreement.

Agreements with Acuren Following the Merger

As of the date of this joint proxy statement/prospectus, none of NV5’s named executive officers has entered into any new agreement, arrangement or understanding with Acuren or any of its affiliates regarding the terms and conditions of compensation, incentive pay or employment with Acuren after the Merger. Although no agreements have been entered into at this time with any of NV5’s named executive officers, prior to or following the completion of the Merger, they may enter into new agreements and/or amendments to existing employment agreements or severance agreements regarding their employment with the combined company after the Merger.

Summary of Potential Transaction Payments to Named Executive Officers

The information set forth below is required by Item 402(t) of Regulation S-K regarding compensation of NV5’s named executive officers that is based on or otherwise relates to the Merger. Such amounts have been calculated assuming, among other things, that (i) none of the named executive officers receives any additional equity awards after May 14, 2025 and prior to the First Effective Time, (ii) the Merger closes on June 24, 2025 (the latest practicable date prior to the date of this joint proxy statement/prospectus), (iii) the value per share of NV5 Common Stock on consummation of the Merger is $22.19 (which, in accordance with SEC requirements, is equal to the average closing price of a share of NV5 Common Stock over the first five business days following the first public announcement of the Merger), (iv) each named executive officer experiences a qualifying termination at or immediately following the First Effective Time, (v) the executive’s annual base salary and target annual bonus at the First Effective Time are equal to the executive’s annual base salary rate and target annual bonus amount in effect as of May 14, 2025 and, in the case of Mr. Tong and Mr. Codispoti, such target annual bonus was accrued in full in accordance with such executive’s eligibility prior to termination, and (vi) each of the named executive officers has properly executed any required releases and complied with all other requirements (including abiding by any applicable restrictive covenants) to receive all payments and benefits.

The payments and benefits described below are calculated based on, to the extent applicable, the terms of the Merger Agreement and each NV5 named executive officer’s existing employment agreement, each of which has been filed as an exhibit to NV5’s Annual Report on Form 10-K, as amended, for the fiscal year ended December 28, 2024, which is incorporated by reference herein. See “Where You Can Find More Information.”

Name	Cash ($)(1)		Equity ($)(2)	Pension/NQDC ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Dickerson Wright	1,442,302	(4)	3,921,328	—	42,602	5,406,232
Ben Heraud	926,713	(5)	3,499,718	—	54,406	4,480,837
Alexander A. Hockman	884,590	(6)	2,005,710	—	42,447	2,932,747
Richard Tong	698,998	(7)	743,720	—	58,622	1,465,182
Edward H. Codispoti	1,000,000	(8)	1,264,830	—	62,285	2,288,662

____________

(1)      The severance amount in this column is “double trigger” in nature, which means that payment of these amounts is conditioned upon a termination without “cause” or resignation for “good reason” (as such term is used in the relevant employment agreement), or, in the case of Mr. Codispoti’s agreement, termination for any reason, within the twelve (12)-month period immediately following the consummation of a change in control, provided that Mr. Tong and Mr. Codispoti’s agreements are not limited to such twelve (12)-month period following the change of control and Mr. Tong’s agreement does not contain a “good reason” trigger regarding severance.

(2)      Amounts shown reflect the potential value that each named executive officer is eligible to receive in connection with the “single-trigger” accelerated vesting and conversion of the NV5 Executive RSAs into the right to receive the Merger Consideration as a result of the Merger. Calculated by multiplying the number of shares of NV5 Common Stock restricted shares of common stock held by $22.19, based on SEC requirements.

(3)      Reflects estimated cost of continued medical coverage for the relevant period provided for in such named executive officer’s employment agreement. Although the named executive officers’ employment agreements may refer to entitlement to unused vacation time, in accordance with NV5 unlimited flex time vacation policy, no such amounts are accrued or paid in the event of a departure.

(4)      In accordance with Mr. Wright’s Agreement dated March 1, 2024, he would be paid the remainder of the then-current term, plus salary and medical coverage continuation for one year thereafter.

(5)      In accordance with Mr. Heraud’s Employment Agreement dated March 1, 2024, severance includes continuation of base salary and continued health benefit plan coverage ending on March 1, 2026. In addition, Mr. Heraud is entitled to a lump sum payment equal to one year of base salary and his accrued performance bonus within 30 days of termination. Does not reflect the potential application of Section 280G “best net” provisions of Mr. Heraud’s agreement which could, in certain circumstances, result in a lower amount of severance.

(6)      In accordance with Mr. Hockman’s Employment Agreement as amended to May 14, 2025, severance includes continuation of base salary and Mr. Heraud’s accrued performance bonus and continued health benefit plan coverage ending on March 1, 2026. In addition, Mr. Heraud is entitled to a lump sum payment equal to one year of base salary and his accrued performance bonus within 30 days of termination.

(7)      In accordance with Mr. Tong’s Employment Agreement as amended to May 14, 2025, severance includes one year of base salary and Mr. Tong’s performance bonus for the year preceding termination in a lump sum payment within 30 days of termination and continued health benefit plan coverage for a period of one year following separation.

(8)      In accordance with Mr. Codispoti’s Employment Agreement as amended to May 14, 2025, severance includes one year of base salary and Mr. Codispoti’s accrued performance bonus in a lump sum payment within 30 days of termination and continued health plan benefit plan coverage for a period of one year following separation.

Interests of Certain Acuren Directors and Executive Officers in the Merger

Other than with respect to continued service for, employment by and the right to continued indemnification by Acuren, as of the date of this joint proxy statement/prospectus, Acuren directors and executive officers do not have interests in the Merger that are different from, or in addition to, the interests of other Acuren stockholders generally.

Under the Merger Agreement, each present and former director and officer of Acuren or any of its subsidiaries is entitled to continued indemnification and insurance coverage through the combined company for acts or omissions occurring before the completion of the Merger. For a more detailed description, see the section entitled “The Merger Agreement — Indemnification and Insurance.”

Board of Directors and Management of Acuren Following Completion of the Merger

Upon completion of the Merger, Talman B. Pizzey, Chief Executive Officer of Acuren and member of the Acuren Board, will serve as Chief Executive Officer and a director of the combined company. Ben Heraud, NV5’s Chief Executive Officer and a member of the NV5 Board, is expected to serve as President and Chief Operating Officer and a director of the combined company. Dickerson Wright, NV5’s current Executive Chairman is expected to serve as a director of the combined company. Other senior leadership positions of the combined company will be filled by certain current executives of Acuren and NV5.

Additionally, the Merger Agreement provides that, at the Second Effective Time, the new Acuren Board will consist of eleven members, (i) eight of whom will be the current directors of Acuren, which includes Sir Martin E. Franklin, Robert A. E. Franklin, Talman B. Pizzey, Antoinette C. Bush, Rory Cullinan, Elizabeth Meloy Hepding, Peter A. Hochfelder and James E. Lillie, and (ii) three of whom will be designated by NV5, which designees will include Dickerson Wright, Ben Heraud and one of whom will be reasonably acceptable to Acuren and independent of both NV5 and Acuren.

Accounting Treatment of the Merger

Acuren and NV5 prepare their respective financial statements in accordance with GAAP. The accounting guidance for business combinations requires the use of the acquisition method of accounting for the Merger, which requires the determination of the acquirer, the purchase price, the acquisition date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill, if any. Acuren will be treated as the acquirer for accounting purposes. Acuren is the entity paying cash and issuing the equity of the combined company. The composition of the management team and, thereby, the overall decision-making power of the combined company, will be more heavily weighted by Acuren executives. Additionally, the Acuren headquarters in Tomball, Texas will remain the headquarters of the combined company. Each of these factors holds significant strategic implications for the combined company and, when combined with the inapplicability or relative neutrality of all other indicators considered, results in the conclusion that Acuren is the accounting acquirer.

Regulatory Approvals

Antitrust Clearance

The completion of the Merger is subject to antitrust review in the United States. Under the HSR Act, and the rules promulgated thereunder, the Merger cannot be completed until the parties to the Merger Agreement have given notification and furnished information to the FTC and the DOJ, and until the applicable waiting period has expired or has been terminated.

On June 12, 2025, Acuren and NV5 each filed a premerger notification and report form under the HSR Act. The waiting period with respect to the notification and report forms filed under the HSR Act expires at 11:59 p.m., Eastern Time, on July 14, 2025.

At any time before or after consummation of the Merger, the FTC or the DOJ, or any state, could take such action under antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the Merger or seeking the divestiture of substantial assets of Acuren or NV5 or their respective subsidiaries. Private parties may also seek to take legal action under antitrust laws under certain circumstances.

Securities and Exchange Commission

In connection with the Acuren Stock Issuance Proposal, Acuren has filed a registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part, that must be declared effective by the SEC and pursuant to which the issuance of shares of Acuren Common Stock issuable as Merger Consideration in the First Merger will be registered with the SEC.

New York Stock Exchange

The completion of the Merger is subject to approval for listing of the shares of Acuren Common Stock issuable pursuant to the Merger on the NYSE, subject to official notice of issuance.

Exchange of Shares

For information on the exchange of NV5 Common Stock for the Merger Consideration, please see the section entitled “The Merger Agreement — Exchange and Payment Procedures.”

Section 16 Matters

Prior to the First Effective Time, the parties have agreed to take such steps as may be required to cause any dispositions of equity securities of NV5 (including derivative securities) or acquisitions of equity securities of Acuren (including derivative securities) in connection with the Merger Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to NV5, or will become subject to such reporting requirements with respect to Acuren, to be exempt under Rule 16b-3 under the Exchange Act

Indebtedness

As of March 31, 2025, Acuren had approximately $771.1 million of indebtedness outstanding under our Credit Facility (as defined below) and had finance lease obligations outstanding of $27.5 million. In connection with the execution of the Merger Agreement, Acuren entered into a commitment letter (the “Debt Commitment Letter”) pursuant to which certain financial institutions (the “Lenders”) have committed to provide Acuren with debt financing in an aggregate principal amount of $875.0 million (subject to conditions set forth in the Debt

Commitment Letter) which such debt financing is expected to consist of an additional (i) $850.0 million senior secured incremental term facility and (ii) $25.0 million senior secured incremental revolving facility, under Acuren’s existing credit agreement.

Pursuant to the Merger Agreement, NV5 will deliver a payoff letter to Acuren setting forth the amounts outstanding under NV5’s existing credit facility at least three (3) business day prior to the Closing date.

For a description of Acuren’s and NV5’s existing indebtedness, see Acuren’s financial statements included with this joint proxy statement/prospectus, and NV5’s Quarterly Report on Form 10-Q for the Quarter ended March 31, 2025, filed on May 2, 2025, each of which is incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information” for additional information.

Delisting and Deregistration of NV5 Common Stock

Shares of NV5 Common Stock currently trade on the NASDAQ under the stock symbol “NVEE.” When the Merger is completed, the NV5 Common Stock will cease to be traded on the NASDAQ and will be deregistered under the Exchange Act.

Appraisal Rights and Dissenters’ Rights

Acuren

Under the DGCL, as well as the governing documents of Acuren, Acuren stockholders are not entitled to dissenters’ or appraisal rights in connection with the Acuren Stock Issuance as contemplated by the Merger Agreement.

NV5

General

If the Merger is completed, NV5 stockholders of record and beneficial owners who do not vote in favor of the adoption of the Merger Agreement, who continuously hold such shares as of immediately before and through the First Effective Time of the Merger and who properly demand appraisal of their shares may be entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this joint proxy statement/prospectus as Annex C and incorporated herein by reference. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that NV5 stockholders of record or beneficial owners exercise their appraisal rights under Section 262 of the DGCL. All references in Section 262 of the DGCL to a “stockholder” and all references in this “Appraisal Rights” summary to a “NV5 stockholder” or “holder of NV5 Common Stock” are to the record holders of NV5 Common Stock as of the NV5 Record Date unless otherwise noted herein. All such references to a “beneficial owner” mean a person or entity who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person or entity unless otherwise expressly noted herein. If you hold your shares of NV5 Common Stock through a broker, bank or other nominee and you wish to exercise appraisal rights, you should consult with your broker, bank or the other nominee.

Any NV5 stockholder or beneficial owner of shares of NV5 Common Stock contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. Failure to strictly follow the procedures required by Section 262 of the DGCL for demanding and perfecting appraisal rights may result in the loss of such rights. Under Section 262 of the DGCL, NV5 stockholders of record and beneficial owners who (i) submit a written demand for appraisal of their shares prior to the vote on the Merger Agreement and do not withdraw their demand, fail to perfect or otherwise lose their appraisal rights, in each case in accordance with Section 262 of the DGCL; (ii) do not vote in favor of the NV5 Merger Proposal; (iii) continuously are the record holders or beneficial owners of such shares through the First Effective Time; (iv) who are entitled to demand appraisal rights under Section 262 of the DGCL; and (v) otherwise follow the procedures set forth in Section 262 of the DGCL may be entitled to have their shares appraised by the Court of Chancery and to receive payment in cash of the “fair value” of the shares of NV5

Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, as determined by the Court of Chancery, together with interest to be paid upon the amount determined to be fair value, if any, as determined by the Court of Chancery. It is possible that any such “fair value” as determined by the Court of Chancery may be more or less than, or the same as the Merger Consideration. However, immediately before the Merger, NV5 Common Stock will be listed on a national exchange. Therefore, pursuant to Section 262(g) of the DGCL, after an appraisal petition has been filed, the Court of Chancery will dismiss appraisal proceedings as to all NV5 stockholders of record and beneficial owners who have asserted appraisal rights unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of NV5 Common Stock as measured in accordance with subsection (g) of Section 262 of the DGCL or (ii) the value of the Merger Consideration in respect of such shares exceeds $1 million. At least one of these “ownership thresholds” must be met in order for NV5 stockholders of record or beneficial owners to be entitled to seek appraisal with respect to such shares of NV5 Common Stock. Unless the Court of Chancery, in its discretion, determines otherwise for good cause shown, interest on an appraisal award will accrue and compound quarterly from the First Effective Time through the date the judgment is paid at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during such period; provided, however, that at any time before the Court of Chancery enters judgment in the appraisal proceeding, the Final Surviving Corporation may pay to each NV5 stockholder of record and beneficial owner entitled to appraisal an amount in cash, in which case any such interest will accrue after the time of such payment only on the amount that equals the sum of (1) the difference, if any, between the amount so paid and the “fair value” of the shares as determined by the Court of Chancery and (2) interest accrued prior to the time of such cash payment, unless paid at such time. The Final Surviving Corporation is under no obligation to make such voluntary cash payment before such entry of judgment.

Under Section 262 of the DGCL, where a Merger Agreement is to be submitted for adoption at a meeting of stockholders, such as the NV5 Special Meeting, the corporation, not less than 20 days before the meeting, must notify each of its stockholders who was such on the NV5 Record Date for notice of such meeting with respect to shares for which appraisal rights are available that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This joint proxy statement/prospectus constitutes NV5’s notice to its stockholders that appraisal rights are available in connection with the Merger, and the full text of Section 262 of the DGCL is attached to this joint proxy statement/prospectus as Annex C. In connection with the Merger, any holder of record or beneficial owner of NV5 Common Stock who wishes to exercise appraisal rights, or who wishes to preserve such holder’s or beneficial owner’s right to do so, should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights. In addition, the Court of Chancery will dismiss appraisal proceedings as to all holders of record and beneficial owners of shares of NV5 Common Stock who have asserted appraisal rights unless at least one ownership threshold has been satisfied. A NV5 stockholder or beneficial owner of NV5 Common Stock who loses his, her or its appraisal rights will be entitled to receive the Merger Consideration described in the Merger Agreement (without interest). Moreover, the process of dissenting and exercising appraisal rights requires compliance with technical prerequisites, and because of the complexity of the procedures for exercising the right to seek appraisal of shares of NV5 Common Stock, NV5 believes that if a NV5 stockholder or beneficial owner of NV5 Common Stock considers exercising such rights, such NV5 stockholder or beneficial owner of NV5 Common Stock should seek the advice of legal counsel.

How to Exercise and Perfect Your Appraisal Rights

NV5 stockholders or beneficial owners of shares of NV5 Common Stock wishing to exercise the right to seek an appraisal of their shares of NV5 Common Stock must do ALL of the following:

•        the NV5 stockholder or beneficial owner of shares of NV5 Common Stock must deliver to NV5 a written demand for appraisal before the vote on the NV5 Merger Proposal at the NV5 Special Meeting, which written demand must reasonably inform NV5 of the identity of the NV5 stockholder or beneficial owner of NV5 Common Stock and that the NV5 stockholder or beneficial owner of NV5 Common Stock intends to demand appraisal of their shares. This written demand for appraisal must be in addition to and separate from any proxy or vote abstaining from or voting against the NV5 Merger Proposal. Voting “AGAINST” or failing to vote “FOR” the NV5 Merger Proposal by itself does not constitute a demand for appraisal within the meaning of Section 262 of the DGCL;

•        in the case of a NV5 stockholder of record, the stockholder must not vote, or abstain from voting, in favor of the NV5 Merger Proposal; if a beneficial owner of NV5 Common Stock, such person or entity must not instruct their broker, bank or other nominee to vote their share(s), or abstain from voting, in favor of the NV5 Merger Proposal;

•        the NV5 stockholder or beneficial owner of NV5 Common Stock must continuously hold or beneficially own, as applicable, the shares of NV5 Common Stock from the date of making the demand through the First Effective Time (a NV5 stockholder or beneficial owner of NV5 Common Stock will lose appraisal rights if the NV5 stockholder or beneficial owner of NV5 Common Stock transfers the shares before the First Effective Time); and

•        the NV5 stockholder, the beneficial owner of NV5 Common Stock or the Final Surviving Corporation must file a petition in the Court of Chancery requesting a determination of the fair value of the shares within 120 days after the First Effective Time. The Final Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.

In addition, for any NV5 stockholder or beneficial owner of NV5 Common Stock to exercise appraisal rights, at least one of the ownership thresholds must be met.

Filing Written Demand

Any NV5 stockholder or beneficial owner wishing to exercise appraisal rights must deliver to NV5, before the vote on the adoption of the Merger Agreement at the NV5 special meeting, a written demand for the appraisal of the NV5 stockholder’s or beneficial owner’s shares of NV5 Common Stock.

In the case of a NV5 stockholder of record, such NV5 stockholder must not vote or submit a proxy in favor of the NV5 Merger Proposal. A NV5 stockholder of record wishing to exercise appraisal rights must hold of record the shares on the date the written demand for appraisal is made and must continue to hold the shares of record through the First Effective Time, since such person or entity will lose his, her or its appraisal rights if the shares are transferred before the effective date of the Merger. A proxy that is submitted and does not contain voting instructions will, unless timely revoked, be voted in favor of the NV5 Merger Proposal, and it will constitute a waiver of the NV5 stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a NV5 stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the NV5 Merger Proposal or abstain from voting, or otherwise fail to vote, on the NV5 Merger Proposal.

In the case of a beneficial owner of NV5 Common Stock, brokers, banks and other nominees that hold shares of NV5 Common Stock in “street name” for their customers do not have discretionary authority to vote those shares on the NV5 Merger Proposal without specific voting instructions from the beneficial owner on such proposal, but such brokers, banks or other nominees will vote such shares as instructed if the beneficial owner provides such instructions. If a beneficial owner of shares of NV5 Common Stock held in “street name” instructs such person’s or entity’s broker, bank or other nominee to vote such person’s or entity’s shares in favor of the NV5 Merger Proposal, and does not revoke such instruction prior to the vote on the NV5 Merger Proposal, then such shares will be voted in favor of the NV5 Merger Proposal, and it will constitute a waiver of such beneficial owner’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a beneficial owner of NV5 Common Stock who wishes to exercise appraisal rights must either not provide any instructions to such person’s or entity’s broker, bank or other nominee how to vote on the NV5 Merger Proposal or must instruct such broker, bank or other nominee to vote against the NV5 Merger Proposal or abstain from voting on such proposal.

Neither voting against the NV5 Merger Proposal, nor submitting a proxy against the NV5 Merger Proposal, nor abstaining from voting or failing to vote on the NV5 Merger Proposal, will in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any proxy or vote on the NV5 Merger Proposal. A NV5 stockholder’s or beneficial owner’s failure to make the written demand before the taking of the vote on the NV5 Merger Proposal at the NV5 Special Meeting will constitute a waiver of appraisal rights.

A demand for appraisal made by a NV5 stockholder of record or beneficial owner of NV5 Common Stock must be executed by or on behalf of the NV5 stockholder of record or beneficial owner, as applicable, and must reasonably inform NV5 of the identity of such holder or beneficial owner.

In addition, in the case of a demand for appraisal made by a beneficial owner of NV5 Common Stock, the demand must also reasonably identify the holder of record of the shares for which the demand is made, be accompanied by documentary evidence of the beneficial owner’s ownership of NV5 Common Stock (such as a brokerage or securities account statement containing such information or a letter from the broker or other record holder of such shares confirming such information) and a statement that such documentary evidence is a true and accurate copy of what it purports to be, and provide an address at which such beneficial owner consents to receive notices given by the Final Surviving Corporation under Section 262 of the DGCL and to be set forth on the verified list required by subsection (f) of Section 262 of the DGCL. Whether made by a NV5 stockholder or beneficial owner of NV5 Common Stock, a written demand for appraisal must state that the person or entity intends thereby to demand appraisal of the person’s or entity’s shares in connection with the Merger.

NV5 STOCKHOLDERS WHO HOLD THEIR SHARES OF NV5 COMMON STOCK IN BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS AND WHO WISH TO EXERCISE APPRAISAL RIGHTS ARE URGED TO CONSULT WITH THEIR BANKS, BROKERS OR OTHER NOMINEES, AS APPLICABLE, TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE MAKING OF A DEMAND FOR APPRAISAL BY SUCH A NOMINEE.

Withdrawal of Appraisal

At any time within 60 days after the First Effective Time, any NV5 stockholder of record or beneficial owner who has delivered a written demand to NV5 and who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Merger Consideration by delivering to the Final Surviving Corporation, a written withdrawal of the demand for appraisal and an acceptance of the Merger Consideration. Any such attempt to withdraw the demand made more than 60 days after the First Effective Time will require written approval of the Final Surviving Corporation in the Merger. No appraisal proceeding in the Court of Chancery will be dismissed as to any NV5 stockholder of record or beneficial owner of NV5 Common Stock without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as the Court of Chancery deems just; provided, however, that any NV5 stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Merger Consideration within 60 days after the First Effective Time. If the Final Surviving Corporation does not approve a request to withdraw a demand for appraisal and to accept the Merger Consideration when that approval is required, or if the Court of Chancery does not approve the dismissal of an appraisal proceeding, the NV5 stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the consideration being offered pursuant to the Merger Agreement.

Notice by the Final Surviving Corporation

Within 10 days after the First Effective Time, the Final Surviving Corporation, or its successors or assigns, will notify each NV5 stockholder of record and beneficial owner, who has complied with Section 262 of the DGCL, and who has not voted in favor of the NV5 Merger Proposal, of the date on which the Merger became effective.

Filing a Petition for Appraisal

Within 120 days after the First Effective Time, but not thereafter, the Final Surviving Corporation or any NV5 stockholder of record or beneficial owner who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Court of Chancery, with a copy served on the Final Surviving Corporation, or its successors or assigns, in the case of a petition filed by a NV5 stockholder of record or beneficial owner, demanding a determination of the fair value of the shares held by all NV5 stockholders or beneficial owners of NV5 Common Stock entitled to appraisal rights who did not vote their shares in favor of the Merger and properly demanded appraisal of such shares. The Final Surviving

Corporation is under no obligation to and has no present intention to file a petition and NV5 stockholders of record and beneficial owners should not assume that the Final Surviving Corporation will file a petition or initiate any negotiations with respect to the fair value of the shares of NV5 Common Stock.

Accordingly, any holders or beneficial owners of shares of NV5 Common Stock who desire to have their shares appraised should initiate all necessary action to perfect their appraisal rights in respect of their shares of NV5 Common Stock within the time and in the manner prescribed in Section 262 of the DGCL. The failure of a holder or beneficial owner of NV5 Common Stock to file such a petition in the period and manner specified in Section 262 of the DGCL could nullify the NV5 stockholder’s or beneficial owner’s previous written demand for appraisal.

Within 120 days after the First Effective Time, any NV5 stockholder of record or beneficial owner of NV5 Common Stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), to receive from the Final Surviving Corporation a statement setting forth the aggregate number of shares of NV5 Common Stock not voted in favor of the NV5 Merger Proposal and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares or beneficial owners holding or owning such shares (provided that, in the case of a demand made by a beneficial owner in such person’s or entity’s name, the record holder of such shares will not be considered a separate stockholder holding such shares for purposes of such aggregate number). The statement must be mailed to the requesting NV5 stockholder of record or beneficial owner within 10 days after such stockholder’s request therefor has been received by the Final Surviving Corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing, a person or entity who is the beneficial owner of shares of NV5 Common Stock held either in a voting trust or by a nominee on behalf of such person or entity may, in such person’s or entity’s own name, demand in writing an appraisal of such person’s or entity’s shares or request from the Final Surviving Corporation, or its successors or assigns, the statement described in this paragraph.

If a petition for an appraisal is timely filed by a holder or beneficial owner of shares of NV5 Common Stock and a copy thereof is served upon the Final Surviving Corporation, the Final Surviving Corporation will then be obligated within 20 days after such service to file in the office of the Register in Chancery in which the petition was filed a duly verified list, which is referred to as the “verified list,” containing the names and addresses of all NV5 stockholders or beneficial owners of shares of NV5 Common Stock who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by the Final Surviving Corporation in the Merger. Upon the filing of any such petition, the Register in Chancery, if so ordered by the Court of Chancery, will give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the Final Surviving Corporation and the NV5 stockholders or beneficial owners of shares of NV5 Common Stock shown on the verified list at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Court of Chancery. The costs of such notices are borne by the Final Surviving Corporation of the Merger.

After notice has been given to the NV5 stockholders and beneficial owners of shares of NV5 Common Stock as required by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those NV5 stockholders of record or beneficial owners who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder.

Determination of Fair Value

After the Court of Chancery determines the NV5 stockholders and beneficial owners of shares of NV5 Common Stock entitled to an appraisal and that at least one of the ownership thresholds described above has been satisfied as to the NV5 stockholders or beneficial owners seeking appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the “fair value” of the shares of NV5 Common stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (subject, in the case of interest payments, to any voluntary cash payments made by the Final Surviving Corporation pursuant to subsection (h) of Section 262 of the DGCL that have the effect of limiting the sum on which interest accrues as described below). In determining fair value, the Court of Chancery will take into account all relevant factors. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the First Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date and the date of payment of the judgment. However, at any time before the Court of Chancery’s entry of judgment in the proceedings, the Final Surviving Corporation may pay to each NV5 stockholder and beneficial owner of NV5 Common Stock entitled to appraisal an amount in cash, which is referred to as a voluntary cash payment, in which case interest will accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid by the Final Surviving Corporation and the fair value of the shares as determined by the Court of Chancery and (ii) interest theretofore accrued, unless paid at that time.

In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Supreme Court of Delaware stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the Merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the Merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the Merger and not the product of speculation, may be considered.”

NV5 stockholders and beneficial owners of shares of NV5 Common Stock considering seeking appraisal should be aware that the fair value of their shares as so determined by the Court of Chancery could be less than, the same as or more than the value of the Merger Consideration.

Although NV5 believes that the Merger Consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and NV5 stockholders and beneficial owners of shares of NV5 Common Stock should recognize that such an appraisal could result in a determination of a value lower or higher than, or the same as, the Merger Consideration. None of the parties to the Merger anticipates offering more than the Merger Consideration to any NV5 stockholder or beneficial owner of shares of NV5 Common Stock exercising appraisal rights, and each of the parties to the Merger Agreement reserves the right to make a voluntary cash payment pursuant to subsection (h) of Section 262 of the DGCL and to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the “fair value” of a share of NV5 Common Stock is less than the Merger Consideration.

Upon application by the Final Surviving Corporation or by any NV5 stockholder or beneficial owner of NV5 Common Stock entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal before the final determination of NV5 stockholders and beneficial owners entitled to an appraisal. Any NV5 stockholder or beneficial owner of NV5 Common Stock whose name appears on the verified list and, if such shares are represented by certificates and if so required, who has submitted such NV5 stockholder’s certificates of stock, as applicable, to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such NV5 stockholder or beneficial owner of NV5 Common Stock is not entitled to appraisal rights or that neither of the ownership thresholds is met. The Court of Chancery will direct the payment of the fair value of the shares of NV5 Common Stock, together with interest, if any, by the Final Surviving Corporation to NV5 stockholders of record or beneficial owners entitled thereto. Payment will be made to each such NV5 stockholder or beneficial owner, in the case of holders of uncertificated stock, forthwith, and in the case of holders of shares represented by certificates, upon the surrender to the Final Surviving Corporation of the certificate(s) representing such stock. The Court of Chancery’s decree may be enforced as other decrees in such court may be enforced. If a petition for appraisal is not timely filed or if neither of the ownership thresholds is met, then the right to an appraisal will cease. The costs of the appraisal proceedings (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable under the circumstances. Upon application of a NV5 stockholder or beneficial owner of NV5 Common Stock, the Court of Chancery may also order all or a portion of the expenses incurred by a NV5 stockholder or beneficial owner in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal. In the absence of such an order, each party bears its own expenses.

From and after the First Effective Time, no NV5 stockholder or beneficial owner of NV5 Common Stock who has demanded appraisal rights will be entitled to vote such shares of NV5 Common Stock for any purpose or to receive payment of dividends or other distributions on such shares of NV5 stock, except dividends or other distributions on such shares of NV5 Common Stock, if any, payable to NV5 stockholders as of a time before the First Effective Time. If any stockholder who demands appraisal of shares of NV5 Common Stock under Section 262 of the DGCL fails to perfect or effectively loses or withdraws such holder’s right to appraisal, the stockholder’s shares of NV5 Common Stock will be deemed to have been converted at the First Effective Time into the right to receive the Merger Consideration, without interest. A NV5 stockholder or beneficial owner of NV5 Common Stock will fail to perfect, or effectively lose or withdraw, the holder’s right to appraisal if no petition for appraisal is filed within 120 days after the First Effective Time, if neither of the ownership thresholds is met or if the NV5 stockholder or beneficial owner of NV5 Common Stock delivers to the Final Surviving Corporation a written withdrawal of the demand for an appraisal and an acceptance of the Merger Consideration, either within 60 days after the First Effective Time or thereafter with the written approval of the Final Surviving Corporation in the Merger. Once a petition for appraisal is filed with the Court of Chancery, however, the appraisal proceeding may not be dismissed as to any NV5 stockholder or beneficial owner of NV5 Common Stock who commenced the proceeding or joined that proceeding as a named party without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as the court deems just; provided, however that the foregoing will not affect the right of any NV5 stockholder or beneficial owner of NV5 Common Stock who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s or beneficial owner’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the First Effective Time of the Merger. Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL may result in the loss of a stockholder’s statutory appraisal rights.

In view of the complexity of Section 262 of the DGCL, NV5 stockholders of record and beneficial owners wishing to exercise appraisal rights are encouraged to consult legal counsel before attempting to exercise those rights.

Who May Exercise Appraisal Rights

A NV5 stockholder of record or beneficial owner of shares of NV5 Common Stock issued and outstanding prior to and continuously held through the First Effective Time may assert appraisal rights for the shares of NV5 Common Stock held of record or beneficially in that holder’s name. A demand for appraisal must reasonably inform NV5 of the identity of the NV5 stockholder of record or beneficial owner and that the NV5 stockholder intends to demand appraisal of his, her or its shares of NV5 Common Stock. In addition, in the case of a demand for appraisal made by a beneficial owner, the demand must (1) reasonably identify the holder of record of the shares for which the demand is made, (2) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be and (3) provide an address at which such beneficial owner consents to receive notices given by NV5 and to be set forth on the verified list of persons or entities who have demanded appraisal for their shares pursuant to Section 262(f) of the DGCL. A holder of record, such as a bank, broker or other nominee, who holds shares of NV5 Common Stock as a nominee or intermediary for others, may exercise his, her or its right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the holder of record.

If you elect to exercise appraisal rights under Section 262 of the DGCL, you should mail or deliver a written demand to:

NV5, Inc.
Attention: Corporate Secretary
200 South Park Road, Suite 350, Hollywood, Florida 33021

To the extent there are any inconsistencies between the foregoing summary and Section 262 of the DGCL, Section 262 of the DGCL will govern.

THE MERGER AGREEMENT

The following describes the material provisions of the Merger Agreement, which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference herein, and certain exhibits thereto. The summary of the material provisions of the Merger Agreement below and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the Merger Agreement. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. Acuren and NV5 encourage you to read carefully the Merger Agreement in its entirety before making any investment or voting decisions as it is the principal legal document governing the business combination between Acuren and NV5 described in this joint proxy statement/prospectus. This section is only intended to provide you with information regarding the terms of the Merger Agreement. Neither Acuren nor NV5 intends that the Merger Agreement will be a source of business or operational information about Acuren or NV5. Accordingly, the representations, warranties, covenants, and other agreements in the Merger Agreement should not be read alone, and you should read the information provided elsewhere in this joint proxy statement/prospectus and in the public filings Acuren and NV5 make with the SEC, as described in “Where You Can Find More Information.”

Explanatory Note Regarding the Merger Agreement

The Merger Agreement and this summary of its terms have been included to provide you with information regarding the terms of the Merger Agreement. Acuren and NV5 are responsible for considering whether additional disclosure of material information is required to make the statements in this joint proxy statement/prospectus not misleading. Factual disclosures about Acuren and NV5 contained in this joint proxy statement/prospectus or Acuren’s or NV5’s public reports filed with the SEC may supplement, update or modify the factual disclosures about Acuren or NV5 contained in the Merger Agreement and described in the summary. The representations, warranties and covenants made in the Merger Agreement by Acuren and NV5 are qualified and subject to important limitations agreed to by Acuren and NV5 in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the Merger Agreement and were negotiated with the principal purpose of allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality that may be different from what is generally relevant to stockholders or applicable to reports and documents filed with the SEC, and in some cases are qualified by confidential disclosures that were made by each party to the other, which disclosures are not reflected in the Merger Agreement or otherwise publicly disclosed. The representations and warranties in the Merger Agreement will not survive the completion of the Merger. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included or incorporated by reference into this joint proxy statement/prospectus. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone, but instead should be read together with the information provided elsewhere in this joint proxy statement/prospectus and in the documents attached to or incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information.”

The Merger

The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the applicable provisions of the DGCL, (i) at the First Effective Time, Merger Sub I will merge with and into NV5, with NV5 surviving such merger as the surviving corporation in the First Merger (the “Initial Surviving Corporation”) and continuing as a direct wholly owned subsidiary of Acuren, and (ii) at the Second Effective Time, the Initial Surviving Corporation will be merged with and into Merger Sub II, with Merger Sub II continuing its existence as the surviving corporation in the Second Merger (the “Final Surviving Corporation”) as a direct wholly owned subsidiary of Acuren.

Completion of the Merger

Unless the parties agree otherwise in writing, the Closing will take place no later than five business days following the satisfaction or, to the extent permitted by applicable law, waiver, of the last of the conditions to Closing (other than any condition that by its nature is to be satisfied at the Closing, but subject to the satisfaction or waiver of any such condition); provided, that the Closing will not occur prior to July 14, 2025.

At the Closing, NV5 will file with the Secretary of State of the State of Delaware a certificate of merger for the First Merger, and the First Merger will become effective at such time or such later time as Acuren and NV5 may agree and specify in the certificate of merger for the First Merger (the time the First Merger becomes effective, the “First Effective Time”). As promptly as practicable after the First Effective Time, Merger Sub II will file with the Secretary of State of the State of Delaware a certificate of merger for the Second Merger, and the Second Merger will become effective at such time or such later time as Acuren and NV5 may agree and specify in the certificate of merger for the Second Merger (the time the Second Merger becomes effective, the “Second Effective Time”).

Acuren and NV5 currently expect to complete the Merger in the second half of 2025, subject to the receipt of the required Acuren stockholder approval and NV5 stockholder approval, regulatory approvals and the satisfaction or waiver of the other conditions to the Merger, in each case, as set forth in the Merger Agreement and described below under “— Conditions to Completion of the Merger”.

Board and Management following the First Merger and Second Merger

The Merger Agreement provides as follows:

At the First Effective Time, (i) each member of the NV5 Board immediately prior to the First Effective Time will resign from office effective as of the First Effective Time and appoint each director of Merger Sub I immediately prior to the First Effective Time as a director of the Initial Surviving Corporation as of the First Effective Time, and (ii) except as may be determined by Acuren prior to the Closing, each officer of NV5 immediately prior to the First Effective Time will continue to serve in his or her respective office as an officer of the Initial Surviving Corporation from and after the First Effective Time.

At the Second Effective Time, (i) each member of the Merger Sub II board of directors will continue as a director of the Final Surviving Corporation as of the Second Effective Time and (ii) except as may be determined by Acuren prior to the Closing, each officer of Merger Sub II immediately prior to the Second Effective Time will continue to serve in his or her respective office as an officer of the Final Surviving Corporation from and after the Second Effective Time.

Prior to, and conditioned upon the occurrence of, the Second Effective Time, Acuren will take all actions necessary in order to, effective upon the Second Effective Time, increase the size of the Acuren Board to add three directors designated by NV5 to serve in accordance with the Acuren Certificate of Incorporation and Acuren Bylaws; provided, that one of such three directors designated by NV5 will be Dickerson C. Wright, one of such three directors is expected to be Ben Heraud, and one of such three directors designated by NV5 will be reasonably acceptable to Acuren and independent of both NV5 and Acuren (such directors designated by NV5, the “NV5 Designees”). Following the Closing, Acuren, through the Acuren Board, subject to the fiduciary duties of the Acuren Board, applicable law and the rules and regulations of the NYSE, will take all necessary action to nominate the NV5 Designees for reelection to the Acuren Board in the proxy statement relating to the first annual meeting of the stockholders of Acuren after the Closing date, which such meeting is expected to be the 2026 annual meeting of stockholders.

Effect of the Merger; Merger Consideration

The Merger Agreement provides that, at the First Effective Time:

(i)     each share of NV5 Common Stock, that is owned by any of Acuren, Merger Sub I, Merger Sub II or NV5 (including shares held as treasury stock or otherwise) or any of their respective subsidiaries immediately prior to the First Effective Time (collectively, the “Excluded Shares”) will be automatically cancelled and cease to exist and no consideration will be delivered in exchange for such shares of NV5 Common Stock;

(ii)    each share of NV5 Common Stock issued and outstanding immediately prior to the First Effective Time and that is held by any person who is entitled to demand and properly demands appraisal of such share of NV5 Common Stock in accordance, and who complies in all respects, with Section 262 of the DGCL (each such share, an “Appraisal Share”) will be automatically cancelled and cease to exist and each holder of an Appraisal Share will cease to have any rights with respect thereto, except the right to appraisal of the fair value of such Appraisal Share in accordance with Section 262 of the DGCL; and

(iii)   each share of NV5 Common Stock issued and outstanding immediately prior to the First Effective Time (except for Excluded Shares and Appraisal Shares) (each, a “Converted Share”) will be automatically converted into and become the right to receive (A) the Exchange Ratio (as defined below and such amount of shares, the “Per-Share Share Consideration”) and (B) $10.00 in cash, without interest (such amount of cash, the “Per-Share Cash Consideration” and, the foregoing clauses (A) and (B), collectively, the “Merger Consideration”).

The “Exchange Ratio” means the quotient obtained by dividing (i) $13.00 by (ii) the Acuren Closing VWAP; provided, however, that (i) if the Acuren Closing VWAP is greater than or equal to $11.65, then the Exchange Ratio will be equal to 1.1157 shares of Acuren Common Stock, or (ii) if the Acuren Closing VWAP is less than or equal to $9.53, then the Exchange Ratio will be equal to 1.3636 shares of Acuren Common Stock.

Acuren will not issue any fractional shares of Acuren Common Stock in connection with the Merger. In lieu of any fractional shares of Acuren Common Stock to which a NV5 stockholder would otherwise have been entitled, each NV5 stockholder will receive an amount in cash, without interest, equal to the product of (i) the aggregate number of all fractional shares of Acuren Common Stock that would otherwise have been required to be issued to the NV5 stockholders and (ii) the Acuren Closing VWAP (rounded to the nearest cent).

At the Second Effective Time, each share of Initial Surviving Corporation common stock issued and outstanding immediately prior to the Second Effective Time will be automatically cancelled and cease to exist and no consideration will be paid with respect thereto. Each share of Merger Sub II common stock issued and outstanding immediately prior to the Second Effective Time will be automatically converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Final Surviving Corporation.

Exchange and Payment Procedures

Prior to the First Effective Time, Acuren will enter into a customary exchange agent agreement with Computershare, Inc. or, if unavailable, another financial institution designated by Acuren (the “exchange agent”) and reasonably acceptable to NV5, in connection with the First Merger and to receive the Merger Consideration to which the NV5 stockholders are entitled pursuant to the Merger Agreement.

At or prior to the First Effective Time, Acuren will deposit or cause to be deposited with the exchange agent, (A) the aggregate number of whole shares of Acuren Common Stock into which the Converted Shares are to be converted into as the Per-Share Share Consideration, (B) the aggregate amount of cash payable in lieu of any fractional shares of Acuren Common Stock payable as part of the Per-Share Share Consideration, and (C) an amount of cash equal to the Per-Share Cash Consideration. In addition, Acuren will deposit or cause to be deposited with the exchange agent, the aggregate amount of cash sufficient to pay the aggregate amount payable in respect of NV5 Executive RSAs, provided, however, that for NV5 Executive RSAs held by employees of NV5 or its subsidiaries, Acuren will deposit with NV5 the aggregate amount payable in respect of such NV5 Executive RSAs for payment through NV5’s payroll system, without interest and less applicable tax withholdings. Acuren will also deposit, or cause to be deposited, with the exchange agent an amount of cash equal to the amount of any dividends or other distributions payable on the shares of Acuren Common Stock. The foregoing deposits are collectively referred to as the “Exchange Fund.”

If any Appraisal Share subsequently becomes a Converted Share, Acuren will deposit with the Exchange Agent, for addition to the Exchange Fund, (1) the aggregate number of whole shares of Acuren Common Stock, into which such subsequently Converted Shares were in accordance with the terms of the Merger Agreement, (2) the aggregate amount of cash into which such subsequently Converted Shares were converted in accordance with the terms of the Merger Agreement, (3) the aggregate amount of cash in lieu of fractional shares of Acuren Common Stock payable with respect to such subsequently Converted Shares.

Certificates

As soon as practicable after the First Effective Time, Acuren will cause the exchange agent to deliver to each record holder of an outstanding certificate or certificates whose shares of NV5 Common Stock were converted into the right to receive the Merger Consideration, (A) a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to such certificates will pass, only upon proper delivery of such certificates to the exchange agent, and which will be in a customary form and agreed to by Acuren and NV5) and (B) instructions for use in effecting the surrender of such certificates in exchange for the Merger Consideration.

Upon surrender to the exchange agent of a certificate for cancellation, together with the letter of transmittal, duly executed, and such other customary documents as may be reasonably required by the exchange agent, the holder of such certificate will be entitled to receive in exchange therefor and Acuren will cause the exchange agent to pay and deliver in exchange thereof as promptly as reasonably practicable, (1) cash in an amount equal to the Per-Share Cash Consideration, multiplied by the number of shares of NV5 Common Stock previously represented by such certificate, (2) the number of shares of Acuren Common Stock (which will be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive for the shares of NV5 Common Stock represented by such certificate as the Per-Share Share Consideration (after taking into account all other certificates surrendered by such holder), (3) any dividends or other distributions payable on Acuren Common Stock, and (4) cash in lieu of fractional shares of Acuren Common Stock as part of the Per-Share Share Consideration, and the certificate so surrendered will be canceled.

In the event of a transfer of ownership of NV5 Common Stock that is not registered in the transfer records of NV5, payment may be made and shares may be issued to a person other than the person in whose name the certificate so surrendered is registered, if such certificate is properly endorsed or otherwise in proper form for transfer and the person requesting such payment will pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of such certificate or establish to the satisfaction of Acuren that such tax was paid or is not applicable.

In the event any certificate has been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Acuren, of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by Acuren or the exchange agent, the posting by such person of a bond in reasonable amount as Acuren or the exchange agent may direct, as indemnity against any claim that may be made against it or the Final Surviving Corporation related to such certificate, the exchange agent will issue in exchange for such lost, stolen or destroyed certificate the Merger Consideration and any unpaid dividends or other distributions that would be payable or deliverable in respect thereof in accordance with the Merger Agreement had such lost, stolen or destroyed certificate been surrendered as provided in the Merger Agreement.

Book-Entry Shares

As soon as reasonably practicable after the First Effective Time, any holder of a Converted Share represented by book-entry will not be required to deliver a certificate or an executed letter of transmittal to the exchange agent. In lieu thereof, each holder of record of one or more Converted Share represented by book-entry will automatically upon the First Effective Time be entitled to receive, and Acuren will cause the exchange agent to pay and deliver (A) cash in an amount equal to the Per-Share Cash Consideration, multiplied by the number of Converted Shares previously represented by book-entry, (B) the number of shares of Acuren Common Stock (which will be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares of Acuren Common Stock that such holder has the right to receive for such Converted Shares, (C) any dividends or distributions payable pursuant to the Merger Agreement and (D) cash in lieu of fractional shares of Acuren Common Stock payable as part of the Per-Share Share Consideration.

No interest will be paid or accrued on any cash portion of the Merger Consideration payable upon surrender of any NV5 stock certificate (or affidavits of loss in lieu thereof) or NV5 book-entry shares.

Any portion of the Exchange Fund that remains undistributed to the former holders of NV5 Common Stock for 12 months after the First Effective Time will be delivered to the Final Surviving Corporation, upon demand, and any former holder of NV5 Common Stock who has not complied with the Merger Agreement will thereafter look only to Acuren for payment of its claim for the Merger Consideration and any dividends or distributions on shares of Acuren Common Stock in accordance with the Merger Agreement. Any portion of the Merger Consideration provided to the exchange agent to pay for any subsequently Converted Share will be delivered to Acuren promptly (and in any event within two business days) of Acuren’s demand to the exchange agent; provided, that in such case, until 12 months after the First Effective Time, Acuren will make available to the exchange agent, as needed, the Merger Consideration to be delivered for such subsequently Converted Share.

Acuren, NV5, the Final Surviving Corporation, the exchange agent, and any other applicable withholding agent will be entitled to deduct and withhold from the consideration or other amounts otherwise payable pursuant to the Merger Agreement any amounts as are required to be deducted or withheld with respect to such payment under applicable law, subject to notice to NV5 in certain circumstances. In the event that amounts are deducted or withheld, and timely remitted to any governmental authority to the extent required under applicable law, such amounts will be treated as having been paid to the person in respect of which such deduction or withholding was made.

Treatment of NV5 Equity Awards in the Merger

The Merger Agreement provides that each NV5 RSA outstanding immediately prior to the First Effective Time that remains unvested at the First Effective Time will automatically be cancelled and replaced with the grant by Acuren of a restricted stock award (a “Replacement RSA Award”), on similar terms and conditions as was applicable to such NV5 RSA immediately prior to the First Effective Time (including the vesting schedule), and the number of shares of Acuren Common Stock subject to such Replacement RSA Award will be determined by multiplying (x) the number of shares of NV5 Common Stock subject to such Replacement RSA Award immediately prior to the First Effective Time by (y) the sum of the Exchange Ratio plus the quotient obtained by dividing the Per-Share Cash Consideration by the Acuren Closing VWAP, rounding to the nearest whole number of shares.

Each NV5 Executive RSA outstanding immediately prior to the First Effective Time that remains unvested will automatically vest in full immediately prior to the First Effective Time and, immediately thereafter, each share of NV5 Common Stock subject to such NV5 Executive RSA or any NV5 Executive RSA that will have automatically vested in full in accordance with the terms thereof upon the effectiveness of the resignations of NV5’s directors pursuant to the terms of the Merger Agreement will, in each such case, be automatically converted into and become the right to receive the Merger Consideration, without interest, and will be settled at the same time and in the same manner as a Converted Share in accordance with the Merger Agreement, less applicable tax withholdings.

Prior to the First Effective Time, the NV5 Board will take such actions that are necessary to terminate the NV5 equity plans, effective immediately prior to, but subject to the occurrence of, the First Effective Time and to provide for or give effect to the replacement of the equity awards as described in this section. All NV5 RSAs and NV5 Executive RSAs will no longer have any force or effect after the First Effective Time.

For additional information on the treatment of NV5 equity awards, please see “The Merger — Interests of NV5’s Executive Officers and Non-Employee Directors in the Merger — Treatment of NV5 Equity Awards in the Merger.”

Existing Indebtedness

On the Closing date, in addition to all other payments required to be made pursuant to the Merger Agreement, Acuren will pay (or cause to be paid) all amounts required to be paid pursuant to the payoff letters delivered by NV5 in accordance with the Merger Agreement by wire transfer of immediately available funds to the accounts designated by the lenders of NV5 and its subsidiaries.

Representations and Warranties

Acuren and NV5 have each made representations and warranties to the other. NV5’s representations and warranties relate to, among other topics, the following: (i) organization, good standing, corporate power and its subsidiaries; (ii) capitalization; (iii) corporate authority to execute and deliver the Merger Agreement; (iv) absence of conflicts with, or violations of, organizational documents, other contracts, and applicable laws; (v) required regulatory filings and consents and approvals of governmental entities; (vi) SEC reports and financial statements and related party transactions; (vii) absence of undisclosed material liabilities; (viii) absence of certain changes or events; (ix) absence of actions or orders before or by any governmental authority (x) compliance with applicable laws and permits; (xi) compensation and employee benefits; (xii) employment and labor matters; (xiii) environmental matters; (xiv) real property, title to assets; (xv) tax matters; (xvi) material contracts; (xvii) governmental contracts;

(xviii) intellectual property and software; (xix) data privacy and protection; (xx) insurance; (xxi) key vendors and clients; (xxii) absence of undisclosed brokers’ fees and expenses; and (xxiii) receipt of the opinion of Baird described in the section entitled “The Merger — Opinion of Baird”.

Acuren’s representations and warranties relate to, among other topics, the following: (i) organization, good standing, corporate power and its subsidiaries; (ii) capitalization of Acuren and capitalization and operations of Merger Sub I and Merger Sub II; (iii) corporate authority to execute and deliver the Merger Agreement; (iv) absence of conflicts with, or violations of, organizational documents, other contracts, and applicable laws; (v) SEC reports and financial statements and related party transactions; (vi) absence of undisclosed material liabilities; (vii) absence of certain changes or events; (viii) absence of actions or orders before or by any governmental authority (ix) compliance with applicable laws and permits; (x) compensation and employee benefits; (xi) employment and labor matters; (xii) environmental matters; (xiii) real property, title to assets; (xiv) tax matters; (xv) material contracts; (xvi) governmental contracts; (xvii) intellectual property and software; (xviii) data privacy and protection; (xix) insurance; (xx) key vendors and clients; (xxi) financing of the Merger; and (xxii) absence of undisclosed brokers’ fees and expenses.

Acuren, NV5, Merger Sub I and Merger Sub II have qualified certain of the representations and warranties by a materiality or material adverse effect standard. The Merger Agreement defines “material adverse effect” as:

•        With respect to Acuren, any material adverse change in or a material adverse effect upon, the business, condition (financial or otherwise), liabilities (actual or contingent) or results of operations of Acuren and its subsidiaries, taken as a whole; provided, however, that any change arising out of any of the following will not be such an Acuren Material Adverse Effect or be taken into account in determining whether such an Acuren Material Adverse Effect has occurred or would reasonably be expected to occur: (i) any change or development in general U.S. or global economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions; (ii) any change or development in the general conditions of any industry or industries in which Acuren or any of its subsidiaries operates; (iii) any change or development in general regulatory, legislative or political conditions or in securities, credit, financial, debt or other capital markets, in each case in the U.S. or any foreign jurisdiction; (iv) any change in or adoption, implementation, promulgation, repeal, reinterpretation or proposal in of applicable law or generally accepted accounting principle (or authoritative interpretations thereof) after the date of the Merger Agreement; (v) any change or development in geopolitical conditions, the outbreak, continuation or escalation of hostilities or military action, any acts of war (whether or not declared), sabotage or terrorism, declaration of martial law or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism; (vi) natural disasters, earthquakes, floods, hurricanes, tornadoes, weather conditions or other acts of nature or God (including outbreaks or continued presence of epidemics, pandemics, disease outbreaks, other public health event, contagious disease, epidemic, pandemic) or other public health event, and the governmental responses thereto, or any worsening of such conditions threatened or existing as of the date of the Merger Agreement; (vii) (A) the public announcement and pendency of the Merger Agreement or the anticipated consummation of the Merger or any other transaction contemplated thereby or (B) the taking of any action at the written request of or with the prior written consent of NV5; or (viii) (A) any decline, in and of itself, in the trading price or trading volume of Acuren Common Stock, (B) any failure, in and of itself, by Acuren to meet public estimates or forecasts of revenues, earnings or other financial metrics or (C) any failure, in and of itself, to meet any internal or published projections, forecasts, budgets, plans, estimates, expectations or predictions of revenues, earnings or other financial or operating metrics performance, or results for any period or (D) any reduction, in and of itself, in the credit rating of Acuren or any of Acuren’s subsidiaries (provided, that any event, change, effect, development, state of facts, condition, circumstance and occurrence giving rise to or contributing to such decline, failure or reduction that is not otherwise excluded from the definition of Acuren Material Adverse Effect may be taken into account in determining whether an Acuren Material Adverse Effect has occurred or whether an Acuren Material Adverse Effect would reasonably be expected to occur); provided, however, that any event, change, effect, development, state of facts, condition or occurrence referred to in the foregoing clauses (i)–(vi) may be taken into account in determining whether an Acuren Material Adverse Effect has occurred or whether an Acuren Material Adverse Effect would reasonably be expected to occur, in each case, to the extent that such fact, circumstance, occurrence, effect, development, change or condition has a disproportionate adverse effect on the Acuren Entities, taken as a whole, relative to the adverse effects thereof on other companies operating in the industries in which the Acuren Entities operate (provided, that only such disproportionate effect will be taken into account in determining whether an Acuren Material Adverse Effect has occurred or would reasonably be expected to occur).

•        With respect to NV5, any material adverse change in or material adverse effect upon, the business, condition (financial or otherwise), liabilities (actual or contingent) or results of operations of NV5 and its subsidiaries, taken as a whole; provided, however, that any change arising out of any of the following will not be such a NV5 Material Adverse Effect or be taken into account in determining whether such a NV5 Material Adverse Effect has occurred or would reasonably be expected to occur: (i) any change or development in general U.S. or global economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions; (ii) any change or development in the general conditions of any industry or industries in which any of NV5 or its subsidiaries operates; (iii) any change or development in general regulatory, legislative or political conditions or in securities, credit, financial, debt or other capital markets, in each case in the U.S. or any foreign jurisdiction; (iv) any change in or adoption, implementation, promulgation, repeal, reinterpretation or proposal in of applicable law or generally accepted accounting principles (or authoritative interpretations thereof) after the date of the Merger Agreement; (v) any change or development in geopolitical conditions, the outbreak, continuation or escalation of hostilities or military action, any acts of war (whether or not declared), sabotage or terrorism, declaration of martial law or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism; (vi) natural disasters, earthquakes, floods, hurricanes, tornadoes, weather conditions or other acts of nature or God (including outbreaks or continued presence of epidemics, pandemics disease outbreaks, other public health event, contagious disease, epidemic, pandemic) or other public health event, and the governmental responses thereto, or any worsening of such conditions threatened or existing as of the date of the Merger Agreement; (vii) (A) the public announcement and pendency of the Merger Agreement or the anticipated consummation of the Merger or any other transaction contemplated thereby or (B) the taking of any action at the written request of or with the prior written consent of Acuren, Merger Sub I or Merger Sub II; or (viii) (A) any decline, in and of itself, in the trading price or trading volume of the NV5 Common Stock, (B) any failure, in and of itself, by NV5 to meet public estimates or forecasts of revenues, earnings or other financial metrics or (C) any failure, in and of itself, to meet any internal or published projections, forecasts, budgets, plans, estimates, expectations, or predictions of revenues, earnings or other financial or operating metrics performance, or results for any period or (D) any reduction, in and of itself, in the credit rating of NV5 or any of its subsidiaries (provided, that any event, change, effect, development, state of facts, condition, circumstance and occurrence giving rise to or contributing to such decline, failure or reduction that is not otherwise excluded from the definition of NV5 Material Adverse Effect may be taken into account in determining whether a NV5 Material Adverse Effect has occurred or whether a NV5 Material Adverse Effect would reasonably be expected to occur); provided, however, that any event, change, effect, development, state of facts, condition or occurrence referred to in the foregoing clauses (i)–(vi) may be taken into account in determining whether a NV5 Material Adverse Effect has occurred or whether a NV5 Material Adverse Effect would reasonably be expected to occur, in each case, to the extent that such fact, circumstance, occurrence, effect, development, change or condition has a disproportionate adverse effect on NV5 and its subsidiaries, taken as a whole, relative to the adverse effects thereof on other companies operating in the industries in which NV5 and its subsidiaries operate (provided, that only such disproportionate effect will be taken into account in determining whether a NV5 Material Adverse Effect has occurred or would reasonably be expected to occur).

Conduct of Business

Pursuant to the Merger Agreement, each of Acuren and NV5 has agreed to restrict certain conduct of its respective business between May 14, 2025, and the earlier of the First Effective Time and the termination of the Merger Agreement.

Conduct of Business by NV5 and its Subsidiaries

In general, except (i) as otherwise expressly required by the terms of the Merger Agreement or as may be required by applicable law, (ii) as disclosed to Acuren previously or (iii) as consented to in writing by Acuren, prior to the First Effective Time or the earlier termination of the Merger Agreement, NV5 will, and will cause each of its subsidiaries to, use commercially reasonable efforts to conduct its businesses in the ordinary course of business in all material respects and (A) preserve intact in all material respects its business organization and goodwill, (B) maintain in effect all material permits necessary for the continued conduct of its businesses, (C) keep available the services of its executive officers and key employees on reasonable terms and (D) maintain reasonable relationships with its clients, vendors and other persons having material business relationships with NV5 and its subsidiaries and with governmental authorities having jurisdiction over its businesses and operations.

In addition, except as previously disclosed to Acuren, expressly required by the Merger Agreement, applicable law, or otherwise consented to in writing by Acuren, prior to the First Effective Time, NV5 has agreed that it will not, and will cause its subsidiaries not to, directly or indirectly:

(i)       amend any of their respective organizational or governing documents (in the case of any NV5 subsidiary, in any material respect);

(ii)      issue, grant, sell, transfer, lease, license, mortgage, pledge, create or incur any lien (except for any permitted lien) on, or otherwise encumber, any capital stock of NV5 or its subsidiaries, except for shares of NV5 Common Stock issuable upon the vesting of NV5 Equity Awards that were outstanding on May 5, 2025, in the ordinary course, as permitted by the Merger Agreement in connection with a Permitted Acquisition (as defined below), or as required under the terms of the NV5 equity plans or applicable award agreement;

(iii)     (A) enter into any contract, or amend or terminate any existing contract, related to the voting or disposition of any shares of capital stock or other equity securities of NV5 or any of its subsidiaries, or (B) adopt or implement any stockholder rights plan or similar arrangement;

(iv)     (A) enter into any joint venture or partnership or (B) except for a permitted acquisition under the terms of the Merger Agreement, make any investment in a non-wholly owned subsidiary, in each case, material to NV5 and its subsidiaries, taken as a whole;

(v)      enter into any transactions, agreements, arrangements or understandings with any affiliate or other person that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(vi)     (A) redeem, purchase (or repurchase) or otherwise acquire any NV5 Common Stock or other equity securities of NV5 or any of its subsidiaries, except for the acquisition of shares of NV5 Common Stock in order to satisfy any required tax withholding associated with the vesting, forfeiture or settlement of outstanding NV5 Equity Awards, or (B) adjust, split, combine, subdivide, consolidate or reclassify any shares of NV5 Common Stock;

(vii)    declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution (whether in cash, stock or other assets or any combination thereof), on any shares of NV5 Common Stock or other equity securities of NV5 or any of its subsidiaries or otherwise make any payments to any holder of equity securities of NV5 or any of its subsidiaries (in its capacity as such), except for dividends and distributions by a direct or indirect wholly owned subsidiary of NV5 to NV5 or another direct or indirect wholly owned subsidiary of NV5;

(viii)   (A) except for borrowings under the existing NV5 credit facility in the ordinary course of business, incur or otherwise acquire, or modify in any material respect the terms of, any indebtedness for borrowed money or assume, guarantee, make a commitment for, or endorse or otherwise become responsible for any such indebtedness of any other person (except for indebtedness owed to a wholly owned subsidiary of NV5), (B) except in connection with an acquisition permitted by the Merger Agreement, make any loans, advances or capital contributions to, or investments in, any other person (except for a wholly owned subsidiary of NV5 or as required by NV5’s or its subsidiaries’ respective organizational or governance documents), (C) issue or sell any debt securities or calls, options, warrants, or other rights to acquire any debt securities in NV5 or any of its subsidiaries, enter into any “keep well”, credit support or other contract to maintain any financial statement condition of any other person (except for a wholly owned subsidiary of NV5) or enter into any arrangement (including any capital lease) having the economic effect of the foregoing or (D) redeem, repurchase, prepay, defease or cancel any indebtedness for borrowed money;

(ix)     sell, assign, transfer, lease, license, mortgage, pledge, create or incur any lien (other than permitted liens) on, otherwise encumber, allow to lapse or otherwise dispose of, any material asset, property or right, including any real property owned or leased by NV5, license, intellectual property, operation, right, product line, business or interest, except for (A) sales, non-exclusive license grants or other dispositions in the ordinary course of business or (B) for dispositions solely among NV5 and its subsidiaries;

(x)      (A) merge or consolidate with any person, (B) acquire any equity securities of, or otherwise invest in, any person (or any business thereof) (except for a wholly owned subsidiary of NV5), by purchase of stock, securities or assets, or by merger, consolidation or contributions to capital, from any other person (except for such transactions among NV5 and/or its subsidiaries) or (C) acquire all or a material portion of the assets of any person (except for equity securities of an entity that is a wholly owned subsidiary of NV5 as of the date of the Merger Agreement), except, in the case of each of clause (A), (B) or (C), for the consummation of any acquisition (x) pursuant to an executed letter of intent or a binding definitive acquisition agreement disclosed to Acuren in accordance with the terms thereof or (y) if the consideration payable by NV5 or its subsidiaries does not exceed $10,000,000 individually or $50,000,000 in the aggregate (provided, that a description of the material terms of such acquisition, in reasonable detail, has been made available to Acuren prior to the consummation thereof) (each, a “Permitted Acquisition”);

(xi)     other than capital expenditures contemplated by the capital expenditure budget of NV5 and its subsidiaries for the relevant fiscal year (which capital expenditure budget will have been made available to Acuren prior to the date of the Merger Agreement), make or authorize any payment of, or accrual or commitment for, capital expenditures in excess of $2,000,000 individually or $8,000,000 in the aggregate during such fiscal year;

(xii)    enter into, renew, materially modify or terminate any contract that is or would be (if in effect as of the date of the Merger Agreement) a material contract of NV5 (other than any that expire by their terms), or waive, release or assign any material rights or claims thereunder;

(xiii)   except as required by the terms of any NV5 benefit plan in effect on the date of the Merger Agreement, as disclosed to Acuren, in the ordinary course of business, or in connection with any Permitted Acquisition, (A) grant any equity or equity-based award (it being understood, for the avoidance of doubt, that, except as previously disclosed to Acuren, any equity or equity-based awards granted to the extent permitted under the Merger Agreement will be on terms consistent with past practices and equity-based awards will not provide for automatic vesting upon the consummation of the transactions contemplated by the Merger Agreement) or increase the compensation or benefits provided to any NV5 employee or other service provider, (B) grant or provide any severance or termination payments or benefits to any NV5 employee or other service provider, except for the payment of severance amounts or benefits in the ordinary course of business pursuant to the terms of a NV5 benefit plan, (C) accelerate the time of payment or vesting of, or the lapsing of restrictions related to, or fund or otherwise secure the payment of, any compensation or benefits (including any equity or equity-based awards) to any NV5 employee or other service provider, except for accelerating the time of payment or vesting of cash-based compensation in the ordinary course of business, (D) establish, adopt, enter into, terminate or amend any material NV5 benefit plan or establish, adopt or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a material NV5 benefit plan if it were in existence as of the date of the Merger Agreement (it being agreed that any NV5 benefit plan providing for severance, change in control, retention, transaction bonus, or similar compensation, benefits and entitlements is a material NV5 benefit plan), (E) hire or engage any person to be a NV5 employee or other service provider, except for (1) replacing any person below the level of Senior Vice President, Director, Chief Operation Officer, President, Executive Vice President or Vice President who leaves NV5 following the date of the Merger Agreement or (2) hiring or engaging employees with annual base pay or fees not in excess of $300,000, in each case, in the ordinary course of business, (F) terminate (except for cause) the employment or engagement of any NV5 employee or other service provider with annual base pay or fees in excess of $300,000;

(xiv)   recognize or certify any labor union or group of employees of NV5 or its subsidiaries as the bargaining representative for any employees of any of NV5 or its subsidiaries, enter into or establish any new, or terminate or materially amend or modify, any collective bargaining agreement, voluntary recognition agreement, card check agreement, neutrality agreement, union security agreement, project labor agreement, or relationship with any labor union, labor organization, works council or trade association or similar body, or enter into negotiations regarding any such agreement;

(xv)    implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that would trigger notice obligations under the WARN Act or any similar applicable state law;

(xvi)   expressly waive or otherwise materially amend any restrictive covenant obligations of any NV5 employee or other service provider;

(xvii)  settle or compromise, or waive any claim or right related to, any lawsuit, action or other dispute in excess of $2,000,000 individually or $10,000,000 in the aggregate;

(xviii) cancel or fail to renew (upon expiration, on substantially the same terms as in effect on the date of the Merger Agreement) or fail to maintain compliance with the terms of, any material insurance policy of NV5;

(xix)   except as required by generally acceptable accounting principle or any governmental authority with competent jurisdiction, as applicable, make any material change in financial accounting methods, principles or practices used by NV5;

(xx)    authorize or adopt, or publicly propose, a plan or agreement of reorganization, complete or partial liquidation or dissolution;

(xxi)   enter into a new line of business;

(xxii)  except as required by applicable law, (A) make, change or revoke any material tax election other than tax elections in the ordinary course of business in accordance with past practices, (B) file any income or other material amended tax return, (C) adopt or change any tax accounting period, (D) settle or compromise any material action, dispute or other similar proceeding related to taxes, in excess of the amount of accrued reserves disclosed in NV5’s publicly available filings related to such matter, (E) consent to any extension or waiver of any limitation period related to any claim or assessment for taxes, (F) surrender any right to claim a refund of income or other material taxes, (G) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. law) or any other agreement relating to taxes with any governmental authority, (H) request any material ruling from any governmental authority with respect to taxes, or (I) file any income or other material tax return in a manner, or reflecting a position, materially inconsistent with past practice; or

(xxiii) agree, resolve, authorize or commit to take any action that is prohibited by the foregoing.

Conduct of Business by Acuren and its Subsidiaries

In general, except (i) as otherwise expressly required by the terms hereof or as may be required by applicable law, (ii) as previously disclosed to NV5 or (iii) as consented to in writing by NV5, prior to the First Effective Time or the earlier termination of the Merger Agreement in accordance with its terms, Acuren will, and will cause each of its subsidiaries to, use commercially reasonable efforts to conduct its businesses in the ordinary course of business in all material respects and (A) preserve intact its business organization and goodwill, (B) maintain in effect all material permits necessary for the continued conduct of its businesses, (C) preserve reasonable relationships with customers, suppliers and any other Person having material business relationships with Acuren and with governmental authorities having jurisdiction over the businesses and operations of Acuren and (D) keep available the services of its executive officers and key employees on reasonable terms.

In addition, except as previously disclosed to NV5, expressly required by the Merger Agreement, applicable law or as otherwise consented to in writing by NV5, until the earlier of the First Effective Time and the termination of the Merger Agreement, Acuren has agreed that it will not, and will cause its subsidiaries not to:

(i)     amend (A) the Acuren’s Certificate of Incorporation or (B) the other organizational or governance documents of Acuren or any of its subsidiaries in any material respect;

(ii)    declare, set aside, make or pay any dividend, or make any other actual, constructive or deemed distribution (whether in cash, stock or other assets or any combination thereof), with respect to any shares of Acuren Common Stock or other equity securities of Acuren or its subsidiaries (other than the Acuren Preferred Stock), except for dividends and distributions by a direct or indirect wholly owned subsidiary of Acuren to Acuren or another direct or indirect wholly owned subsidiary of Acuren;

(iii)   except as required by applicable law, (A) make, change or revoke any material tax election other than tax elections in the ordinary course of business in accordance with past practices, (B) file any income or other material amended tax return, (C) adopt or change any tax accounting period, (D) settle or compromise any material lawsuit, proceeding, action or other similar dispute related to taxes, in excess of the amount of accrued reserves disclosed in Acuren’s publicly available filings related to such matter, (E) consent to any extension or waiver of any limitation period related to any claim or assessment for taxes, (F) surrender any right to claim a refund of income or other material taxes, (G) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) or any other agreement relating to taxes with any governmental authority, (H) request any material ruling from any governmental authority with respect to taxes, or (I) file any income or other material tax return in a manner, or reflecting a position, materially inconsistent with past practice;

(iv)   adopt a plan of complete or partial liquidation, dissolution, merger or consolidation, other than internal restructuring transactions between or among Acuren or its subsidiaries;

(v)    issue, grant, sell, transfer, lease, license, mortgage, pledge, create or incur any lien on, or otherwise encumber, any shares of Acuren Common Stock, Acuren Preferred Stock or any other equity securities of Acuren or any of its subsidiaries, except for (A) shares of Acuren Common Stock issuable upon the vesting, exercise or settlement of any Acuren equity awards that were outstanding on May 5, 2025, as required under the terms of the Acuren equity incentive plan or applicable award agreement, (B) Acuren equity awards granted to new employee hires in the ordinary course of business pursuant to the Acuren equity incentive plan, (C) the issuance of shares of Acuren Common Stock in the ordinary course of business as required pursuant to the terms of the ESPP, (D) shares of Acuren Common Stock issuable upon the exercise of any warrants, options, purchase rights or any such other equity securities (other than Acuren equity awards) convertible into or exercisable or exchangeable for shares of Acuren Common Stock that were outstanding on the May 5, 2025, as required by the terms of such equity securities, or (E) shares of Acuren Common Stock issuable upon the payment of dividends or distributions declared on the Acuren Preferred Stock pursuant to the terms thereof;

(vi)   sell, assign, transfer, lease, license, mortgage, pledge, create or incur any lien (other than permitted liens) on, otherwise encumber, allow to lapse or otherwise dispose of, any material asset, property or right, including any real property owned or leased by Acuren, license, intellectual property, operation, right, product line, business or interest in excess of $250 million, except for (A) sales, non-exclusive license grants or other dispositions in the ordinary course of business or (B) dispositions solely among Acuren or any of its subsidiaries;

(vii)  (A) merge or consolidate with any person, (B) acquire any equity securities of, or otherwise invest in, any person (or any business thereof) (except for a wholly owned subsidiary of Acuren), by purchase of stock, securities or assets, or by merger, consolidation or contributions to capital, from any other person (except for such transactions among Acuren and its subsidiaries), or (C) acquire all or a material portion of the assets of any person (except for equity securities of an entity that is a wholly owned subsidiary of Acuren as of the date of the Merger Agreement), except, in the case of each of clause (A), (B) or (C), for the consummation of any such acquisition (x) pursuant to a binding definitive acquisition agreement previously disclosed to NV5 in accordance with the terms thereof or (y) if the consideration payable by any of Acuren or its subsidiaries does not exceed $10,000,000 individually or $50,000,000 in the aggregate (provided, that a description of the material terms of such acquisition, in reasonable detail, has been made available to NV5 prior to the consummation thereof);

(viii) except as required by generally accepted accounting principles or any governmental authority with competent jurisdiction, as applicable, make any material change in financial accounting methods, principles or practices used by Acuren;

(ix)   (A) redeem, purchase (or repurchase) or otherwise acquire any shares of Acuren Common Stock or other equity securities of any of Acuren or its subsidiaries, except for the acquisition of shares of Acuren Common Stock in order to satisfy any required tax withholding associated with the vesting, exercise, forfeiture or settlement of outstanding Acuren equity awards, or (B) adjust, split, combine, subdivide, consolidate or reclassify any shares of Acuren Common Stock, other than any such action taken by Acuren to satisfy, comply with or maintain (or re-gain) compliance with, applicable stock exchange rules and regulations (including initial and continued listing standards) or as required pursuant to applicable listing agreements;

(x)    enter into a new material line of business; or

(xi)   agree, resolve, authorize or commit to take any action that is prohibited by the foregoing.

In addition, from May 14, 2025 through the earlier of the First Effective Time and the termination of the Merger Agreement, neither Merger Sub I nor Merger Sub II will engage in any activities of any nature except as provided in or contemplated by the Merger Agreement or in furtherance of the consummation of the transactions contemplated thereby.

Efforts to Hold the Acuren and NV5 Special Meetings

Acuren Meeting

Acuren has agreed to take all action necessary in accordance with applicable laws and the organizational documents of Acuren to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the approval of the Acuren stockholder approval, to be held as promptly as practicable following the registration statement, of which this joint proxy statement/prospectus forms a part, being declared effective by the SEC and (and in any event will use reasonable best efforts to convene such meeting within 45 days thereof). Unless there has been an Acuren Change of Recommendation in accordance with the terms of the Merger Agreement, the Acuren Board must recommend that the Acuren stockholders vote in favor of the Acuren Stock Issuance at the Acuren Meeting and the Acuren Board must solicit from Acuren stockholders proxies in favor of the Acuren Stock Issuance, and this joint proxy statement/prospectus is required to include such recommendation of the Acuren Board.

Acuren (i) will be required to adjourn or postpone the Acuren Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to this joint proxy statement/prospectus is provided to the Acuren stockholders or (B) if, as of the time the Acuren Meeting is scheduled, there are insufficient shares of Acuren Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Acuren Meeting, and (ii) will, at the request of NV5, adjourn or postpone the Acuren Meeting if, as of the time for which the Acuren Meeting is scheduled, there are insufficient shares of Acuren Common Stock represented (either in person or by proxy) to obtain the Acuren stockholder approval. Notwithstanding the foregoing, the Acuren Meeting will not be adjourned or postponed to a date that is more than 15 business days after the immediately preceding date for which the Acuren Meeting was previously scheduled (it being understood that such Acuren Meeting will be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Acuren Meeting will be adjourned or postponed no more than one time in the circumstances described in the foregoing clause (ii) exist) and may be adjourned or postponed every time the circumstances described in (ii) exist). However, the Acuren Meeting will not be adjourned or postponed to a date on or after September 30, 2025.

If requested by NV5, Acuren will promptly provide all voting tabulation reports relating to the Acuren Meeting and will otherwise keep NV5 reasonably informed regarding the status of the solicitation and any material oral or written communications from or to Acuren stockholders with respect thereto. Unless there has been an Acuren Change of Recommendation, the parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Acuren stockholders or any other person to prevent the approval of the Acuren Stock Issuance by the Acuren stockholders.

Once Acuren has established the Acuren Record Date, Acuren will not change such record date or establish a different record date for the Acuren Meeting without the prior written consent of NV5 (which consent will not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable law or Acuren’s governing documents or in connection with a postponement or adjournment of the Acuren Meeting permitted by the Merger Agreement. In the event of any postponement or adjournment in which there are insufficient shares of Acuren Common Stock represented (either in person or by proxy) to constitute a quorum or obtain the Acuren stockholder approval, Acuren will use its reasonable best efforts to ensure such a quorum and approval at the Acuren Meeting following such postponement or adjournment.

NV5 Special Meeting

NV5 has agreed to take all action necessary in accordance with applicable laws and the organizational documents of NV5 to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the NV5 stockholder approval, to be held as promptly as practicable following the registration statement, of which this joint proxy statement/prospectus forms a part, being declared effective by the SEC (and in any event will use reasonable best efforts to convene such meeting within 45 days thereof); provided, that in no event will NV5 be required to convene and hold the NV5 Special Meeting on a date that is prior to the termination of the NV5 Go-Shop Period (as defined below). Unless there has been a NV5 Change of Recommendation in accordance with the Merger Agreement, the NV5 Board must recommend that the NV5 stockholders vote in favor of the adoption of the Merger Agreement and the Merger and the NV5 Board must use its reasonable best efforts to solicit from the NV5 stockholders proxies in favor of the adoption of the Merger Agreement and the Merger (which reasonable best efforts will include engaging a proxy solicitation firm reasonably acceptable to Acuren pursuant to a written engagement letter with customary terms (including with respect to compensation payable to the proxy solicitation firm), and this joint proxy statement/prospectus is required to include such recommendation of the NV5 Board.

NV5 (i) will be required to adjourn or postpone the NV5 Special Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to this joint proxy statement/prospectus is provided to the NV5 stockholders or (B) if, as of the time for which the NV5 Special Meeting is scheduled, there are insufficient shares of NV5 Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such NV5 Special Meeting and (ii) will, at the request of Acuren, adjourn or postpone the NV5 Special Meeting if, as of the time for which the NV5 Special Meeting is scheduled, there are insufficient shares of NV5 Common Stock represented (either in person or by proxy) to obtain the NV5 stockholder approval; provided, however, that unless otherwise agreed to by the parties, the NV5 Special Meeting will not be adjourned or postponed to a date that is more than 15 business days after the immediately preceding date for which the NV5 Special Meeting was previously scheduled (it being understood that such NV5 Special Meeting will be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such NV5 Special Meeting will be adjourned or postponed no more than one time in the circumstances described in the foregoing clause (ii) exist) or to a date on or after September 30, 2025.

If requested by Acuren, NV5 will promptly provide all voting tabulation reports relating to the NV5 Special Meeting and will otherwise keep Acuren reasonably informed regarding the status of the solicitation and any material oral or written communications from or to NV5 stockholders with respect thereto. Unless there has been a NV5 Change of Recommendation, the parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the NV5 stockholders or any other person to prevent the approval of the Merger Agreement and the Merger by the NV5 stockholders.

Once NV5 has established a record date for the NV5 Special Meeting, NV5 may not change such record date or establish a different record date for the NV5 Special Meeting without the prior written consent of Acuren (which consent will not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable law or its organizational documents or in connection with a postponement or adjournment of the NV5 Special Meeting permitted pursuant to the Merger Agreement. In the event of any postponement or adjournment in which there are insufficient shares of NV5 Common Stock represented (either in person or by proxy) to constitute a quorum or obtain the NV5 stockholder approval, NV5 will use its reasonable best efforts to ensure such a quorum and approval at the NV5 Special Meeting following such postponement or adjournment.

Timing of Special Meetings

Acuren and NV5 are required to cooperate and use their reasonable best efforts to set the record dates for and hold the Acuren Meeting and the NV5 Special Meeting on the same day at approximately the same time.

No Solicitation; Changes in Recommendation

NV5 Go-Shop Period

During the period beginning on May 14, 2025 and continuing until 11:59 p.m. (Eastern Time) on July 14, 2025 (the “NV5 Go-Shop Period”), NV5 and its subsidiaries and their representatives will have the right to: (i) solicit, initiate, facilitate or encourage the submission of an NV5 Alternative Acquisition Proposal, including by way of furnishing non-public information and other access to any person pursuant to (but only pursuant to) an Acceptable Confidentiality Agreement (as defined below) with such person; provided, that NV5 will provide to Acuren, substantially concurrently when provided to any such other person, material non-public information with respect to NV5 or any of the NV5 subsidiaries furnished to such person that was not previously furnished to Acuren; and (ii) engage in, enter into or otherwise participate in any discussions or negotiations related to any NV5 Alternative Acquisition Proposal (as defined below) with any Persons or “group” (within the meaning of Section 13(d) under the Exchange Act).

“Acceptable Confidentiality Agreement” means a confidentiality agreement that (A) contains provisions (limitations on the use and disclosure of non-public information) that are no less favorable in any material respect to NV5 than those under the Confidentiality Agreement, including standstill provisions that are no less favorable in any material respect to NV5 than those under the Confidentiality Agreement (except that confidentiality agreement may permit such person to make any NV5 Alternative Acquisition Proposal to such the NV5 Board), and (B) does not contain standstill or other provisions that prohibit NV5 from providing any information to Acuren in accordance with the go-shop provision of the Merger Agreement or that otherwise prohibits NV5 from complying with the no solicitation provisions of the Merger Agreement.

No Solicitation by NV5

Except as expressly permitted by the Merger Agreement, NV5 and its officers and directors will, and NV5 will cause its subsidiaries and their respective officers and directors to, and will use reasonable best efforts to cause all other representatives of NV5 and its subsidiaries to, at 12:01 a.m. (Eastern time) on July 15, 2025 (the “NV5 No-Shop Period Start Date”), immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted theretofore by the NV5 and its subsidiaries and their representatives related to any NV5 Alternative Acquisition Proposal, terminate all physical and electronic data room or analogous access previously granted to any such person or its representatives, and request that all confidential, proprietary or trade secret information previously furnished to any such persons and its representatives be returned and destroyed (with certification of the same) in accordance with the Acceptable Confidentiality Agreement.

Except as otherwise expressly provided in the Merger Agreement, from and after the NV5 No-Shop Period Start Date until the earlier of the First Effective Time and the date (if any) on which the Merger Agreement is validly terminated pursuant to its terms, NV5 and its officers and directors will not, and NV5 will cause the NV5 subsidiaries and their respective officers and directors not to, and will use reasonable best efforts to direct and cause all other representatives of NV5 and its subsidiaries not to, directly or indirectly:

•        initiate, solicit, propose, knowingly encourage or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a NV5 Alternative Acquisition Proposal;

•        engage in, continue or otherwise participate in any discussions or negotiations with any person with respect to, relating to, or in furtherance of a NV5 Alternative Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a NV5 Alternative Acquisition Proposal;

•        furnish any information regarding NV5 or its subsidiaries, or access to the properties, assets or employees of NV5 or its subsidiaries, to any person in connection with or in response to any NV5 Alternative Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a NV5 Alternative Acquisition Proposal;

•        enter into any letter of intent or agreement in principle, or other agreement providing for a NV5 Alternative Acquisition Proposal (other than certain confidentiality agreements, as described herein); or

•        submit any NV5 Alternative Acquisition Proposal to the vote of the NV5 stockholders.

From and after May 14, 2025, NV5 will promptly (and in any event within 48 hours) notify Acuren of the receipt by NV5 (directly or indirectly) of any NV5 Alternative Acquisition Proposal or any expression of interest, inquiry, proposal or offer with respect to any NV5 Alternative Acquisition Proposal made any request for information or data relating to NV5 or any of its subsidiaries made by any person in connection with a NV5 Alternative Acquisition Proposal or any request for discussions or negotiations with NV5 or a representative of NV5 relating to any NV5 Alternative Acquisition Proposal (including the identity of such person), and NV5 will provide to Acuren promptly (and in any event within 48 hours) (i) an unredacted copy of any such expression of interest, inquiry, proposal or offer with respect to any NV5 Alternative Acquisition Proposal made in writing provided to NV5 or any of its subsidiaries or any of their representatives or (ii) if any such expression of interest, inquiry, proposal or offer with respect to any NV5 Alternative Acquisition Proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter, NV5 will keep Acuren reasonably informed, on a prompt basis (and in any event within 48 hours), of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any amendments thereto) or material requests and will promptly (and in any event within 48 hours) apprise Acuren of the status of each such discussion or negotiation and provide to Acuren as soon as practicable after receipt or delivery thereof (and in any event within 48 hours) copies of all material written correspondences and other material written materials provided to any of NV5 or its subsidiaries or their representatives from any person. Without limiting the foregoing, NV5 will notify Acuren if NV5 determines to begin providing information or to engage in discussions or negotiations concerning a NV5 Alternative Acquisition Proposal, prior to providing any such information or engaging in any such discussions or negotiations.

Definition of NV5 Alternative Acquisition Proposal

A “NV5 Alternative Acquisition Proposal” means a bona fide proposal or offer from any person (except for Acuren or one of its representatives) or “group,” within the meaning of Section 13(d) under the Exchange Act, for, in a single transaction or series of related transactions, any (A) acquisition of assets of NV5 or any if its subsidiaries equal to 20% or more of NV5’s consolidated assets or to which 20% or more of NV5’s revenues or earnings on a consolidated basis are attributable, (B) acquisition of 20% or more of the outstanding NV5 Common Stock, (C) tender offer or exchange offer that, if consummated, would result in any person owning 20% or more of the outstanding NV5 Common Stock or (D) issuance, sale or other disposition (including by way of merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction) of 20% or more of the outstanding NV5 Common Stock.

NV5 Change in Recommendation

Except as permitted by the Merger Agreement, the NV5 Board, or any committee thereof, and its officers and directors will not, and NV5 will cause its subsidiaries and their respective officers and directors not to, and will use reasonable best efforts to cause its other representatives not to, directly or indirectly:

(i)     withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, NV5’s recommendation in a manner adverse to Acuren, either Merger Sub I or Merger Sub II, or Acuren’s recommendation;

(ii)    fail to include NV5’s recommendation in this joint proxy statement/prospectus;

(iii)   approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any NV5 Alternative Acquisition Proposal;

(iv)   publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, Merger Agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than an Acceptable Confidentiality Agreement in accordance with the Merger Agreement) relating to a NV5 Alternative Acquisition Proposal (a “NV5 Alternative Acquisition Agreement”);

(v)    in the case of any NV5 Alternative Acquisition Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of NV5 Common Stock (other than by Acuren or any its subsidiaries), fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (A) three business days prior to the date of the NV5 Special Meeting (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third business day prior to the date of the NV5 Special Meeting) or (B) 10 business days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;

(vi)   if any NV5 Alternative Acquisition Proposal will have been publicly announced or disclosed (other than pursuant to the foregoing clause (v)), fail to publicly reaffirm NV5’s recommendation on or prior to the earlier of (A) five business days after Acuren so requests in writing (provided, that Acuren may not make any such request on more than two occasions with respect to each NV5 Alternative Acquisition Proposal, which for these purposes excludes any material revision, amendment, update or supplement to such NV5 Alternative Acquisition Proposal) or (B) three business days prior to the date of the NV5 Special Meeting (or promptly after announcement or disclosure of such NV5 Alternative Acquisition Proposal if announced or disclosed on or after the third business day prior to the date of the NV5 Special Meeting); or

(vii)  cause or permit NV5 or any other NV5 subsidiary to enter into any NV5 Alternative Acquisition Agreement (together with any of the actions set forth in the foregoing clauses (i), (ii), (iii), (iv), (v), and (vi), a “NV5 Change of Recommendation”).

NV5: No Solicitation Exceptions

Prior to, but not after, receipt of NV5 stockholder approval, NV5 and its representatives may engage in the second and third bullets in the second paragraph of the section above titled “— No Solicitation; Changes in Recommendation — No Solicitation by NV5” with any person if NV5 receives a bona fide written NV5 Alternative Acquisition Proposal from such person and such NV5 Alternative Acquisition Proposal did not arise in breach of the obligations described in “— No Solicitation; Changes in Recommendation — No Solicitation by NV5”; provided, however, that:

•        no information that is prohibited from being furnished pursuant to the “no solicitation” obligations described in the section entitled “— No Solicitation; Changes in Recommendation — No Solicitation by NV5” may be furnished until NV5 receives an executed Acceptable Confidentiality Agreement;

•        any such non-public information has previously been made available to, or is made available to, Acuren prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within 48 hours) after) the time such information is made available to such person;

•        prior to taking any such actions, the NV5 Board determines in good faith, after consultation with NV5’s financial advisors and outside legal counsel, that such NV5 Alternative Acquisition Proposal is, or would reasonably be expected to lead to, a NV5 Superior Proposal; and

•        prior to taking such actions, the NV5 Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties owed by the NV5 Board to the NV5 stockholders under applicable law.

NV5: Permitted Changes of Recommendation in Connection with Superior Proposals

NV5 Superior Proposal Outside of the NV5 Go-Shop Period

Prior to, but not after, receipt of the NV5 stockholder approval, in response to a bona fide written NV5 Alternative Acquisition Proposal from a third party that did not arise in breach of the obligations set forth NV5’s non-solicitation covenants, if the NV5 Board so chooses, the NV5 Board may effect a NV5 change of recommendation if:

•        the NV5 Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such NV5 Alternative Acquisition Proposal is a NV5 Superior Proposal;

•        the NV5 Board determines in good faith, after consultation with its outside legal counsel, that the failure to effect a NV5 Change of Recommendation in response to such NV5 Alternative Acquisition Proposal would be inconsistent with the fiduciary duties owed by the NV5 Board to the NV5 stockholders under applicable law;

•        NV5 provides Acuren written notice of such proposed action and the basis therefore five business days in advance, which notice will set forth in writing that the NV5 Board intends to consider whether to take such action and includes a copy of the available proposed NV5 Alternative Acquisition Proposal and any applicable transaction and financing documents;

•        after giving such notice and prior to effecting such NV5 Change of Recommendation, NV5 will make itself available to negotiate (and cause its officers, employees, financial advisors and outside legal counsel to be available to negotiate) with Acuren (to the extent Acuren wishes to negotiate) to make such adjustments or revisions to the terms of the Merger Agreement as would permit the NV5 Board not to effect a NV5 Change of Recommendation in response thereto; and

•        at the end of the five business day period, prior to taking action to effect a NV5 Change of Recommendation, the NV5 Board takes into account any adjustments or revisions to the terms of the Merger Agreement proposed by Acuren in writing and any other information offered by Acuren in response to the notice, and determines in good faith, after consultation with its financial advisors and outside legal counsel, that the NV5 Alternative Acquisition Proposal remains a NV5 Superior Proposal and, after consultation with its outside legal counsel, that the failure to effect a NV5 Change of Recommendation in response to such NV5 Superior Proposal would be inconsistent with the fiduciary duties owed by the NV5 Board to the NV5 stockholders under applicable law, provided that in the event of any material changes regarding any NV5 Superior Proposal (it being understood that any amendment or modification to the economic terms of any such NV5 Superior Proposal will be deemed material), NV5 will be required to deliver a new written notice to Acuren and to comply with the requirements set forth in these bullets with respect to such new written notice, except that the advance written notice obligation set forth in these bullets will be reduced to three business days; provided, further, that any such new written notice will in no event shorten the original five business day notice period.

NV5 Superior Proposal During the NV5 Go-Shop Period

Prior to, but not after, receipt of the NV5 stockholder approval, in response to a bona fide written NV5 Alternative Acquisition Proposal from a third party received during the NV5 Go-Shop Period that did not arise in breach of the obligations set forth NV5’s non-solicitation covenants, if the NV5 Board so chooses, the NV5 Board may authorize NV5 to terminate the Merger Agreement in order to enter into an NV5 Alternative Acquisition Agreement if:

•        the NV5 Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such NV5 Alternative Acquisition Proposal is a NV5 Superior Proposal;

•        the NV5 Board determines in good faith, after consultation with its outside legal counsel, that the failure to effect a NV5 Change of Recommendation in response to such NV5 Alternative Acquisition Proposal would be inconsistent with the fiduciary duties owed by the NV5 Board to the NV5 stockholders under applicable law;

•        NV5 provides Acuren written notice of such proposed action and the basis therefore five business days in advance, which notice will set forth in writing that the NV5 Board intends to consider whether to take such action and includes a copy of the available proposed NV5 Alternative Acquisition Proposal and any applicable transaction and financing documents;

•        after giving such notice and prior to terminating the Merger Agreement, NV5 will make itself available to negotiate (and cause its officers, employees, financial advisors and outside legal counsel to be available to negotiate) with Acuren (to the extent Acuren wishes to negotiate) to make such adjustments or revisions to the terms of the Merger Agreement so that such NV5 Alternative Acquisition Proposal would cease to constitute an NV5 Superior Proposal; and

•        at the end of the five business day period, prior to taking action to effect a NV5 Change of Recommendation, the NV5 Board takes into account any adjustments or revisions to the terms of the Merger Agreement proposed by Acuren in writing and any other information offered by Acuren in response to the notice, and determines in good faith, after consultation with its financial advisors and outside legal counsel, that the NV5 Alternative Acquisition Proposal remains a NV5 Superior Proposal and, after consultation with its outside legal counsel, that the failure to terminate the Merger Agreement and enter into such NV5 Superior Proposal would be inconsistent with the fiduciary duties owed by the NV5 Board to the NV5 stockholders under applicable law, provided that in the event of any material changes regarding any NV5 Superior Proposal (it being understood that any amendment or modification to the economic terms of any such NV5 Superior Proposal will be deemed material), NV5 will be required to deliver a new written notice to Acuren and to comply with the requirements set forth in these bullets with respect to such new written notice, except that the advance written notice obligation set forth in these bullets will be reduced to three business days; provided, further, that any such new written notice will in no event shorten the original five business day notice period.

Definition of NV5 Superior Proposal

“NV5 Superior Proposal” means a bona fide, written NV5 Alternative Acquisition Proposal that is received after May 14, 2025, and that the NV5 Board determines, in its good-faith judgment, after consultation with its financial advisor and outside legal counsel, (A) would result in a transaction more favorable to the NV5 stockholders from a financial point of view than the transactions contemplated hereby and (B) is reasonably likely to be consummated on the terms and timing proposed (taking into account any legal, regulatory, financial, timing, financing and other aspects of such proposal that the NV5 Board considers relevant, any revisions to the Merger Agreement proposed in writing by Acuren and such other factors that are deemed relevant by the NV5 Board in its good-faith judgment); provided, that, for purposes of the definition of “NV5 Superior Proposal,” the references to “20%” in the definition of NV5 Alternative Acquisition Proposal will be deemed to be references to “50.1%.”

NV5: Permitted Changes of Recommendation in Connection with Intervening Events

Prior to, but not after, receipt of the NV5 stockholder approval, in response to a NV5 Intervening Event (as defined below) that occurs or arises after the execution of the Merger Agreement and that did not arise from or in connection with a breach of the Merger Agreement by NV5, NV5 may, if the NV5 Board so chooses, effect a NV5 Change of Recommendation; provided that such a NV5 Change of Recommendation if:

•        the NV5 Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that a NV5 Intervening Event has occurred;

•        the NV5 Board determines in good faith, after consultation with its outside legal counsel, that the failure to effect a NV5 Change of Recommendation in response to such NV5 Intervening Event would be inconsistent with the fiduciary duties owed by the NV5 Board to the NV5 stockholders under applicable law;

•        NV5 provides Acuren written notice of such proposed action and the basis therefore five business days in advance, which notice will set forth in writing that the NV5 Board intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the NV5 Intervening Event;

•        after giving such notice and prior to effecting such NV5 Change of Recommendation, NV5 will make itself available to negotiate (and cause its officers, employees, financial advisors and outside legal counsel to be available to negotiate) with Acuren (to the extent Acuren wishes to negotiate) to make such adjustments or revisions to the terms of the Merger Agreement as would permit the NV5 Board not to effect a NV5 Change of Recommendation in response thereto; and

•        at the end of the five business day period, prior to taking action to effect a NV5 Change of Recommendation, the NV5 Board takes into account any adjustments or revisions to the terms of the Merger Agreement proposed by Acuren in writing and any other information offered by Acuren in response to the notice, and determines in good faith, after consultation with its outside legal counsel, that the failure to effect a NV5 Change of Recommendation in response to such NV5 Intervening Event would be inconsistent with the fiduciary duties owed by the NV5 Board to the NV5 stockholders under applicable law, provided that in the event of any material changes regarding any NV5 Intervening Event, NV5 will be required to deliver a new written notice to Acuren and to comply with the requirements set forth in these bullets with respect to such new written notice, except that the advance written notice obligation set forth in these bullets will be reduced to three (3) business days; provided, further, that any such new written notice will in no event shorten the original five business day notice period.

Definition of NV5 Intervening Event

“NV5 Intervening Event” means a material event, fact, circumstance, development or occurrence that was not known to the NV5 Board prior to NV5’s execution and delivery hereof (or if known, the consequences of which were not known or reasonably foreseeable), which event, fact, circumstance, development or occurrence, or any consequence thereof, becomes known to the NV5 Board after NV5’s execution and delivery hereof; provided, however, that in no event will any of the following be a NV5 Intervening Event or be taken into account in determining whether a NV5 Intervening Event has occurred: (A) the receipt, existence or terms of a NV5 Alternative Acquisition Proposal; (B) any matter contemplated by the Merger Agreement, including any noncompliance with the Merger Agreement or any consequence thereof; (C) any change, in and of itself, in the trading price or trading volume of Acuren Common Stock or NV5 Common Stock; or (D) any failure, in and of itself, by Acuren or NV5 to meet, or the exceeding by Acuren or NV5 of, internal or published estimates or forecasts of revenues, earnings or other financial metrics (provided, that, with respect to the foregoing clauses (C) and (D), any event, change, effect, development, state of facts, condition, circumstance or occurrence giving rise to or contributing to such change that is not otherwise excluded from the definition of NV5 Intervening Event may be a NV5 Intervening Event and may be taken into account in determining whether a NV5 Intervening Event has occurred).

NV5: Restrictions on Change of Recommendation

Subject to certain exceptions described below, NV5 and its officers and directors will not, will cause its subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other representatives of NV5 and its subsidiaries not to, directly or indirectly:

•        withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to Acuren either Merger Sub I or Merger Sub II, the NV5 Board recommendation;

•        fail to include the NV5 Board recommendation in this joint proxy statement/prospectus;

•        approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any NV5 Alternative Acquisition Proposal;

•        publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, Merger Agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than certain confidentiality agreements, as described above under the section entitled “— No Solicitation; Changes in Recommendation — NV5: No Solicitation Exceptions”) relating to a NV5 Alternative Acquisition Proposal (an “NV5 Alternative Acquisition Agreement”);

•        in the case of a NV5 Alternative Acquisition Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of NV5 Common Stock (other than by Acuren or any of its subsidiaries), fail to recommend, in a solicitation/recommendation statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (i) three business days prior to the date of the NV5 Special Meeting (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third business day prior to the date of the NV5 Special Meeting) or (ii) 10 business days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;

•        if a NV5 Alternative Acquisition Proposal will have been publicly announced or disclosed (other than pursuant to the foregoing bullet), fail to publicly reaffirm the NV5 Board recommendation on or prior to the earlier of (i) five business days after Acuren so requests in writing or (ii) three business days prior to the date of the NV5 Special Meeting (or promptly after announcement or disclosure of such NV5 Alternative Acquisition Proposal if announced or disclosed on or after the third business day prior to the date of the NV5 Special Meeting); or

•        cause or permit NV5 to enter into a NV5 Alternative Acquisition Agreement.

We refer to the taking of any of the actions described in the bullets above as a “NV5 Change of Recommendation.”

No Solicitation by Acuren

Except as expressly permitted by the Merger Agreement, from and after May 14, 2025 and until the earlier of the First Effective Time and the earlier termination of the Merger Agreement in accordance with its terms, Acuren and its officers and directors will, and Acuren will cause its subsidiaries and their respective officers and directors to, and will use reasonable best efforts to cause all other representatives of Acuren and its subsidiaries to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore by the Acuren and its subsidiaries and their representatives conducted theretofore related to any Acuren Alternative Acquisition Proposal, terminate all physical and electronic data room or analogous access previously granted to any such person or its representatives, and request that all confidential, proprietary or trade secret information previously furnished to any such persons and its representatives be returned and destroyed (with certification of the same) in accordance with the Acceptable Confidentiality Agreement.

Except as otherwise expressly provided in the Merger Agreement, from and after May 14, 2025 and until the earlier of the First Effective Time and the date (if any) on which the Merger Agreement is validly terminated pursuant to its terms, Acuren and its officers and directors will not, and Acuren will cause the its subsidiaries and their respective officers and directors not to, and will use reasonable best efforts to direct and cause all other representatives of the Acuren and its subsidiaries not to, directly or indirectly:

•        initiate, solicit, propose, knowingly encourage or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acuren Alternative Acquisition Proposal;

•        engage in, continue or otherwise participate in any discussions or negotiations with any person with respect to, relating to, or in furtherance of an Acuren Alternative Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acuren Alternative Acquisition Proposal;

•        furnish any information regarding Acuren or its subsidiaries, or access to the properties, assets or employees of Acuren or its subsidiaries, to any person in connection with or in response to any Acuren Alternative Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acuren Alternative Acquisition Proposal;

•        enter into any letter of intent or agreement in principle, or other agreement providing for an Acuren Alternative Acquisition Proposal (other than certain confidentiality agreements, as described below under the section entitled “— No Solicitation; Changes in Recommendation — Acuren: No Solicitation Exceptions”); or

•        submit any Acuren Alternative Acquisition Proposal to the vote of the Acuren stockholders.

From and after May 14, 2025, Acuren will promptly (and in any event within 48 hours) notify NV5 of the receipt by Acuren (either directly or indirectly) of any Acuren Alternative Acquisition Proposal or any expression of interest, inquiry, proposal or offer with respect to an Acuren Alternative Acquisition Proposal, or any request for information or data relating to Acuren or any of its subsidiaries made by any person in connection with an Acuren Alternative Acquisition Proposal or any request for discussions or negotiations with Acuren or a representative of Acuren relating to an Acuren Alternative Acquisition Proposal (including the identity of such person), and Acuren will provide to NV5 promptly (and in any event within 48 hours) (i) an unredacted copy of any such expression of interest, inquiry, proposal or offer with respect to an Acuren Alternative Acquisition Proposal made in writing provided to Acuren or any of its subsidiaries or (ii) if any such expression of interest, inquiry, proposal or offer with respect to an Acuren Alternative Acquisition Proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter, Acuren will keep NV5 reasonably informed, on a prompt basis (and in any event within 48 hours), of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any amendments thereto) or material requests and will promptly (and in any event within 48 hours) apprise NV5 of the status of any such discussions or negotiations and will provide to NV5 as soon as practicable after receipt or delivery thereof (and in any event within 48 hours) copies of all material written correspondence and other written materials provided to Acuren or its representatives from any person. Acuren will notify NV5 if Acuren determines to begin providing information or to engage in discussions or negotiations concerning an Acuren Alternative Acquisition Proposal, prior to providing any such information or engaging in any such discussions or negotiations.

Definition of Acuren Alternative Acquisition Proposal

An “Acuren Alternative Acquisition Proposal” means a bona fide proposal or offer from any person (except for NV5 or one of its representatives) or “group,” within the meaning of Section 13(d) under the Exchange Act, for, in a single transaction or series of related transactions, any (A) acquisition of assets of Acuren and its subsidiaries equal to 20% or more of Acuren’s consolidated assets or to which 20% or more of Acuren’s revenues or earnings on a consolidated basis are attributable, (B) acquisition of 20% or more of the outstanding Acuren Common Stock, (C) tender offer or exchange offer that, if consummated, would result in any person owning 20% or more of the outstanding Acuren Common Stock, or (D) issuance, sale or other disposition (including by way of merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction) of 20% or more of the outstanding Acuren Common Stock.

Acuren: Restrictions on Change of Recommendation

Subject to certain exceptions described below, the Acuren Board, or any committee thereof, and its officers and directors will not, and will cause its subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other representatives of Acuren and its subsidiaries not to, directly or indirectly:

•        withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to NV5, the Acuren Board recommendation;

•        fail to include the Acuren Board recommendation in this joint proxy statement/prospectus;

•        approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any Acuren Alternative Acquisition Proposal;

•        publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, Merger Agreement, option agreement, joint venture agreement, partnership agreement or other agreement relating to an Acuren Alternative

Acquisition Proposal (other than certain confidentiality agreements, as described above under the section entitled “— No Solicitation; Changes in Recommendation — Acuren: No Solicitation Exceptions”) (an “Acuren Alternative Acquisition Agreement”);

•        in the case of an Acuren Alternative Acquisition Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Acuren Common Stock (other than by NV5 or any of its subsidiaries), fail to recommend, in a solicitation/recommendation statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (i) three business days prior to the date of the Acuren Meeting (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third business day prior to the date of the Acuren Meeting) or (ii) 10 business days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;

•        if an Acuren Alternative Acquisition Proposal will have been publicly announced or disclosed (other than pursuant to the foregoing bullet), fail to publicly reaffirm the Acuren Board recommendation on or prior to the earlier of (i) five business days after NV5 so requests in writing or (ii) three business days prior to the date of the Acuren Meeting (or promptly after announcement or disclosure of such Acuren Alternative Acquisition Proposal if announced or disclosed on or after the third business day prior to the date of the Acuren Meeting); or

•        cause or permit Acuren to enter into an Acuren Alternative Acquisition Agreement.

We refer to the taking of any of the actions described in the bullets above as an “Acuren Change of Recommendation.”

Acuren: No Solicitation Exceptions

Prior to, but not after, the receipt of the Acuren stockholder approval, Acuren and its representatives may engage in the second and third bullets in the second paragraph of the section above titled “— No Solicitation; Changes in Recommendation — No Solicitation by Acuren” with any person if Acuren receives a bona fide written Acuren Alternative Acquisition Proposal from such person and such Acuren Alternative Acquisition Proposal did not arise in breach of the obligations described in “— No Solicitation; Changes in Recommendation — No Solicitation by Acuren”; provided, however, that:

•        no information that is prohibited from being furnished pursuant to the “no solicitation” obligations described in the section entitled “— No Solicitation; Changes in Recommendation — No Solicitation by Acuren” may be furnished until Acuren receives an executed confidentiality agreement from such person, subject to certain conditions, including that the terms of such confidentiality agreement are no less favorable to Acuren in the aggregate than the terms of the Confidentiality Agreement and that such confidentiality agreement does not contain provisions that prohibit Acuren from complying with the obligations described in the section entitled “— No Solicitation; Changes in Recommendation — No Solicitation by Acuren”;

•        any such non-public information has previously been made available to, or is made available to, NV5 prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within 48 hours) after) the time such information is made available to such person;

•        prior to taking any such actions, the Acuren Board determines in good faith, after consultation with Acuren’s financial advisors and outside legal counsel, that such Acuren Alternative Acquisition Proposal is, or would reasonably be expected to lead to, an Acuren Superior Proposal; and

•        prior to taking any such action, the Acuren Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties owed by the Acuren Board to the Acuren stockholders under applicable law.

Acuren: Permitted Changes of Recommendation in Connection with Superior Proposals

Prior to, but not after, receipt of the Acuren stockholder approval, in response to a bona fide written Acuren Alternative Acquisition Proposal that did not arise in breach of the obligations set forth in Acuren’s non-solicitation covenants, if the Acuren Board so chooses, the Acuren Board may effect an Acuren Change of Recommendation if:

•        the Acuren Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acuren Alternative Acquisition Proposal is an Acuren Superior Proposal;

•        the Acuren Board determines in good faith, after consultation with its outside legal counsel, that the failure to effect an Acuren Change of Recommendation in response to such Acuren Alternative Acquisition Proposal would be inconsistent with the fiduciary duties owed by the Acuren Board to the Acuren stockholders under applicable law; and

•        Acuren provides NV5 written notice of such proposed action and the basis therefore two business days in advance, which notice will set forth in writing that the Acuren Board intends to take such action, specify the identity of the person or group making such proposal and includes a copy of the available proposed Acuren Alternative Acquisition Proposal and any applicable transaction and financing documents.

Definition of Acuren Superior Proposal

A “Acuren Superior Proposal” means a bona fide, written Acuren Alternative Acquisition Proposal that is received after May 14, 2025, and that the Acuren Board determines, in its good-faith judgment, after consultation with its financial advisor and outside legal counsel, (A) would result in a transaction more favorable to Acuren from a financial point of view than the transactions contemplated by the Merger Agreement and (B) is reasonably likely to be consummated on the terms and timing proposed (taking into account any legal, regulatory, financial, timing, financing and other aspects of such proposal and such other factors that the Acuren Board considers relevant in its good-faith judgment); provided, that, for purposes of the definition of “Acuren Superior Proposal,” the references to “20%” in the definition of Acuren Alternative Acquisition Proposal will be deemed to be references to “50.1%.

Acuren: Permitted Changes of Recommendation in Connection with Intervening Events

Prior to, but not after, receipt of the Acuren Stockholder Approval, in response to an Acuren Intervening Event (as defined below) that occurs or arises after the execution of the Merger Agreement and that did not arise from or in connection with a breach of the Merger Agreement by Acuren, Acuren may, if the Acuren Board so chooses, effect an Acuren Change of Recommendation if:

•        the Acuren Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that an Acuren Intervening Event has occurred;

•        the Acuren Board determines in good faith, after consultation with its outside legal counsel, that the failure to effect an Acuren Change of Recommendation in response to such Acuren Intervening Event would be inconsistent with the fiduciary duties owed by the Acuren Board to the Acuren stockholders under applicable law; and

•        Acuren provides NV5 written notice of such proposed action and the basis therefore two business days in advance, which notice will set forth in writing that the Acuren Board intends to take such action and includes a reasonably detailed description of the facts and circumstances of the Acuren Intervening Event.

Definition of Acuren Intervening Event

A “Acuren Intervening Event” means a material event, development, effect, fact, condition, occurrence or change in circumstance that is material to Acuren that that was not known to the Acuren Board as of May 14, 2025 (or if known, the consequences of which were not known or reasonably foreseeable), which event becomes known to the NV5 Board following the execution of the Merger Agreement; provided, however, that in no event will (i) the receipt, existence or terms of an Acuren Alternative Acquisition Proposal, or any matter relating thereto or of consequence thereof, (ii) the failure to obtain any governmental approvals or consents necessary, proper or advisable to consummate the Merger, or (iii) any changes in the market price or trading volume of Acuren’s stock or NV5’s stock or any other securities of Acuren or NV5, or the fact that Acuren or NV5 meets, fails to meet, or exceeds internal or published estimates, projections, forecasts or predictions for any period (however, the underlying cause or any of the foregoing may constitute an Acuren Intervening Event), constitute an Acuren Intervening Event.

Confidentiality and Standstill Agreements

From May 14, 2025, and continuing until the earlier of the First Effective Time and the termination of the Merger Agreement, each of NV5 and Acuren has agreed not to (and it will cause its subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its subsidiaries is a party.

Certain Permitted Disclosure

Each of the Acuren Board and the NV5 Board may, after consultation with their respective outside legal counsels, make such disclosures as the Acuren Board or the NV5 Board determines in good faith are necessary to comply with Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or other disclosure required to be made in this joint proxy statement/prospectus by applicable U.S. federal securities laws. However, if such disclosure has the effect of withdrawing or adversely modifying the recommendation of the Acuren Board or the NV5 Board, as applicable, such disclosure will be deemed an Acuren Change of Recommendation or a NV5 Change of Recommendation, as applicable, and the non-disclosing party will have the right to terminate the Merger Agreement as set forth below in the section entitled “— Termination of the Merger Agreement.”

Efforts to Close the Merger, HSR and Other Regulatory Approvals

The Merger Agreement provides that each of Acuren and NV5 will use reasonable best efforts (i) to make all filings with and obtain all consents of, governmental authorities that are necessary, proper or advisable to consummate the Merger and (ii) to take all actions, and to do, all things necessary, proper or advisable, to satisfy all of conditions to closing as promptly as reasonably practicable following the execution of the Merger Agreement. Additionally, each of Acuren and NV5 have agreed to use reasonable best efforts to obtain all consents of persons other than governmental authorities that are necessary, proper or advisable to consummate the Merger; provided, however, that (A) neither Acuren nor NV5 will make any material concession or payment to, or incur any material liability to, any such non-governmental authority third person to obtain any such consent without the prior consent of the other and (B) neither Acuren nor NV5 will be required to make any such concession or payment to, or incur any liability that is not conditioned on the consummation of the Merger or the other transactions contemplated by the Merger Agreement.

The Merger Agreement further provides that, as soon as reasonably practicable following the execution of the Merger Agreement (but in no event more than 30 days after, unless mutually agreed by Acuren and NV5), each of Acuren and NV5 will file a notification and report form for the transactions contemplated hereby under the HSR Act with the Federal Trade Commission and the Antitrust Division of the Department of Justice, and each of Acuren and NV5 will make any other filing that may be required by any applicable antitrust law, in each case, that are necessary, proper or advisable to consummate the Merger or the other transactions contemplated by the Merger Agreement. Each of Acuren and NV5 will supply as promptly as reasonably practicable any additional information and documentary material that may be requested in connection with any of the required filings under antitrust law. However, such “reasonable best efforts” in connection with any such regulatory approval will not require Acuren or NV5 to sell or agree to sell, divest, discontinue, or limit (before or after closing), any of its assets or businesses, or to agree to any conditions relating to, or changes or restrictions in, the operations of any such asset or businesses which are materially adverse to either Acuren or NV5 or any of their respective subsidiaries, or which materially adversely impact the benefits of the transactions contemplated by the Merger Agreement.

In addition, each of Acuren and NV5 have agreed to (i) consult and cooperate reasonably with the other in connection with (A) any regulatory filing and other documentation submitted in connection with any such filing, and (B) any lawsuit, dispute or other similar proceeding related to the Merger or the other transactions contemplated by the Merger Agreement, including any governmental inquiry, investigation or proceeding initiated by a private party, and (ii) keep the other reasonably informed and on a reasonably timely basis of (A) any communication received from, or given by either of Acuren or NV5 to, any governmental authority in connection with the Merger or the other transactions contemplated by the Merger Agreement, and (B) any communication received or given by a private person in connection with any governmental inquiry, investigation or proceeding, in each case, related to the Merger or the other transactions contemplated the Merger Agreement. Furthermore, each of Acuren and NV5 have agreed to permit authorized representatives of the other (and the outside counsel of the other) to (1) participate at or in each substantive meeting, conference or telephone call with a representative of a governmental authority related to any such filing, governmental inquiry, investigation or proceeding, (2) have reasonable access to and be consulted in connection with any material document submitted to any governmental authority in connection with any such filing governmental inquiry, investigation or proceeding, and (3) review prior to filing or submission any filing with or submission to any governmental authority. Each of Acuren and NV5 may designate certain competitively sensitive materials provided to the other as “outside counsel only” and limit the disclosure of such materials only to the outside counsel of the other unless permission is otherwise given to disclose to additional parties.

The Parties have also agreed to coordinate with respect to developing and implementing the overall strategy relating to the antitrust laws and any related filings and communications with any governmental authority. However, Acuren will have the right, so long as Acuren consults and considers in good faith the views of NV5, to take the lead in (i) coordinating and making, including determining the timing of, all filings with governmental authorities in connection with the Merger, (ii) determining the strategy for, and making all material decisions related to obtaining all consents of a governmental authority contemplated by the Merger Agreement, (iii) coordinating and communicating with governmental authorities related to Acuren and NV5 obtaining all consents of a governmental authority contemplated by the Merger Agreement, and (iv) resolving any governmental inquiry, investigation or proceeding, related to any such filing or consent or the Merger by any governmental authority, including any governmental inquiry, investigation or proceeding initiated by a private party.

Pursuant to the Merger Agreement, each of Acuren and NV5 have agreed that, prior to the earlier of First Effective Time and the date of termination of the Merger Agreement, it will not, and will ensure that none of its respective subsidiaries will, consummate or enter into any agreement providing for any investment, acquisition, divestiture, business combination or other transaction that would reasonably be expected to prevent the consummation of the Merger from occurring prior to October 3, 2025.

Debt Financing

Concurrently with the entry into the Merger Agreement, Acuren entered into a debt commitment letter (the “Debt Commitment Letter”), pursuant to which certain financial institutions (the “Lenders”) have committed to provide Acuren with Debt Financings in an aggregate principal amount of $875.0 million (subject to conditions set forth in the Debt Commitment Letter) (the “Debt Financing”). For more information on the Debt Commitment Letter, see the section entitled “Certain Agreements Relating to the Merger — Debt Commitment Letter.”

NV5 Covenants related to the Debt Financing

In connection with the Debt Financing, NV5 has agreed to, prior to the Closing, cooperate and assist Acuren with the arrangement of the Debt Financing (subject to receipt of customary expense reimbursement and indemnification), including, but not limited to using its reasonable best efforts to:

•        cooperate with Acuren’s marketing efforts in connection with the Debt Financing;

•        cause its management team to participate in a reasonable number of road shows, lender presentations, due diligence sessions and meetings with prospective lenders and ratings agencies

•        facilitate the taking of all corporate actions reasonably requested by Acuren or the Lenders to permit the consummation of the Debt Financing and any definitive agreements with respect thereto;

•        facilitate the cooperation of its independent auditors with the Debt Financing, including delivering to Acuren “comfort” letters;

•        cause its management team to (x) cooperate and assist, and cause their representatives to cooperate and assist, with the Lenders’ due diligence, (y) assist in the negotiation of the principal Debt Financing definitive agreements, and to furnish customary information relating to NV5 and its subsidiaries and (z) facilitate the execution and delivery at the Closing of the Debt Financing definitive agreements;

•        facilitate the pledging, granting of security interests in, and otherwise granting of liens on, the property and assets of NV5 and its subsidiaries; and

•        provide all documentation and information about NV5 and its subsidiaries as is reasonably requested in writing by the Lenders.

Acuren Covenants related to the Debt Financing

In connection with the Debt Financing, Acuren, Merger Sub I and Merger Sub II has agreed to, prior to the Closing, to use its reasonable best efforts, or commercially reasonable best efforts in certain circumstances, to:

•        to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the Debt Financing described in the Debt Commitment Letter on the terms and conditions described in the Debt Commitment Letter as promptly as practicable;

•        comply with their obligations under the Debt Commitment Letter and the Debt Financing definitive agreements, unless waived by the Lenders;

•        in the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange to obtain alternative financing from alternative sources in an amount sufficient, when added to the portion of the Debt Financing and other sources of immediately available funds that is available, to consummate the transactions contemplated by the Merger Agreement and to pay all related fees and expense; or

•        not permit or consent to, without the prior written consent of NV5 (which consent will not be unreasonably delayed, conditioned or withheld), to (i) make certain amendments, replacements, supplements or modifications to the Debt Commitment Letter, (ii) any waiver of any material provision or remedy available to Acuren under the Debt Commitment Letter, or (iii) an early termination of the Debt Commitment Letter.

Indemnification and Insurance

Each of Acuren and the Final Surviving Corporation have agreed that the rights to indemnification, advancements and exculpation from liability for acts or omissions occurring at or prior to the First Effective Time in favor of any present or former director, officer, manager, employee or agent of NV5, or any of its subsidiaries (each, a “NV5 Indemnified Person”) (i) as set forth in the Final Surviving Corporation’s organizational and governing documents, (ii) existing immediately prior to the First Effective Time under each of NV5’s and each of NV5’s subsidiary’s organizational and governing documents, or (iii) existing in any agreement in effect immediately prior to the First Effective Time between any NV5 Indemnified Person and NV5 or any subsidiary of NV5 will survive the closing and will continue in full force and effect in accordance with their terms for a period of not less than six years after the closing. From and after the closing, neither Acuren, any subsidiary of Acuren nor the Final Surviving Corporation will take any action to amend, modify, repeal or circumvent any obligations to any NV5 Indemnified Person that are in existence as of immediately prior to the First Effective Time. From and after the closing, Acuren and the Final Surviving Corporation agree that the Final Surviving Corporation will indemnify and hold harmless each NV5 Indemnified Person against all claims, losses, liabilities, damages, judgments, inquiries, fines and fees, costs and expenses, including reasonable attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the First Effective Time (including the Merger Agreement and the transactions contemplated thereby)), by reason of the fact that such NV5 Indemnified Person is or was a director, officer, manager, employee or agent of NV5 and acting in such capacity at the relevant time or any NV5 Subsidiary or is or was serving at the request of NV5 or any NV5 Subsidiary as a director, officer, manager, employee or agent of another person, whether asserted or claimed prior to, at or after the First Effective Time, to the fullest extent permitted under applicable law. In the event of any such claim, action, suit or proceeding, each NV5 Indemnified Person will be entitled to advancement of reasonable expenses incurred in the defense of any such claim, action, suit or proceeding prior to the final disposition thereof from Acuren or the Final Surviving Corporation within thirty (30) days of receipt by Acuren or the Final Surviving Corporation from such NV5 Indemnified Person of a written claim therefor. However, such NV5 Indemnified Person to whom expenses are advanced must agree, if and only to the extent required by applicable law or any applicable indemnification agreement, to repay such advances if it is ultimately determined by final non-appealable adjudication that such NV5 Indemnified Person is not entitled to indemnification.

The Final Surviving Corporation will purchase and maintain for at least six years after the closing the extended reporting period on the current policies of directors’ and officers’ liability insurance maintained by NV5 or any subsidiary with respect to claims arising out of or relating to events which occurred before or at the First Effective Time. However, if the Final Surviving Corporation is unable to purchase the extended reporting period on the insurance coverage required, Acuren and the Final Surviving Corporation will, using the broker of Acuren’s choice, obtain comparable (and in any event no less favorable) insurance coverage available for each year within such six-year period. Such prepaid “tail” policies must be obtained by Acuren or the Final Surviving Corporation on or prior to the First Effective Time, which policies provide coverage to all covered persons that is substantially similar in scope and amount to the coverage available to them under the policies currently in place (excluding cyber ransomware coverage), for an aggregate period of six years with respect to acts or omissions occurring or alleged to have occurred prior to the First Effective Time that were committed or alleged to have been committed by such covered persons. Prior to the closing, Acuren and NV5 have agreed to cooperate to obtain such “tail” coverage at the lowest total premium available; provided, that Acuren and the Final Surviving Corporation will not be obligated to pay an aggregate premium for such “tail” coverage that would exceed an amount equal to the lesser of (x) 200% of the premium paid by NV5 for directors’ and officers’ liability insurance coverage for its last full fiscal year and (y) the premium for such “tail” coverage set forth in NV5’s current directors’ and officers’ liability insurance policy.

In the event Acuren, the Final Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and will not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision will be made so that the successors and assigns of Acuren or the Final Surviving Corporation, as the case may be, will assume the indemnification obligations of such party. The foregoing indemnification obligations of Acuren and the Final Surviving Corporation will not be terminated, amended or modified in any manner that adversely affects any covered person without such person’s consent.

Employee Matters

For a period of one year following the closing, (or, if earlier, the date of the termination of the applicable employee’s employment with the Final Surviving Corporation or its subsidiaries) (the “Continuation Period”), the Final Surviving Corporation will provide to each individual who is employed by NV5 or its subsidiaries immediately preceding the First Effective Time (each, a “Continuing Employee”) overall compensation (including annual base salary, cash incentive opportunities with respect to target performance levels, and employee benefits) that is no less favorable in the aggregate than as provided by NV5 or its subsidiaries immediately prior to the closing, as determined by the Acuren Board in its reasonable good faith discretion based on such quantitative and qualitative factors as it may deem relevant.

Acuren will and the Final Surviving Corporation will credit Continuing Employees for service earned or credited on and prior to the Closing date with the NV5 and its subsidiaries, or their predecessors, in addition to service earned with Acuren and its affiliates on or after the Closing date, (i) to the extent that service is relevant for purposes of eligibility, vesting, or the calculation of vacation, sick days, severance, layoff and similar benefits (but not for purposes of defined benefit plan benefit accruals or vesting under any equity or equity based compensation plans other than Replacement RSA Awards) under any retirement or other employee benefit plan, program, or arrangement of Acuren and its affiliates or the Final Surviving Corporation for the benefit of the Continuing Employees on or after the Closing date and (ii) for such additional purposes as may be required by applicable law; provided, that no such credit given by Acuren or the Final Surviving Corporation will result in a duplication of benefits with respect to the Continuing Employees.

Subject to the provisions of the applicable benefit plan of Acuren and/or the applicable group insurance policy thereunder, Acuren will use commercially reasonable efforts to cause the following: (i) each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all Acuren benefit plans, to the extent such Acuren benefit plan is an “employee welfare benefit” plan within the meaning of 3(1) of ERISA and coverage under such Acuren benefit plan replaces coverage under a comparable NV5 benefit plan in which such Continuing Employee participated immediately before the replacement; and (ii) for purposes of each Acuren benefit plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, all pre-existing condition exclusions and actively-at-work requirements of such Acuren benefit plan to be waived for such Continuing Employee and his or her covered dependents, and any eligible expenses incurred by such Continuing Employee and his or her covered dependents under an NV5 benefit plan during the portion of the plan year prior to the closing to be taken into account under such Acuren benefit plan for purposes of satisfying all deductible, co-insurance, co-payment, and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Acuren benefit plan. Nothing in the Merger Agreement will be construed as either an amendment to any benefits plan or any employee benefit plan maintained by Acuren or NV5 or their respective affiliates, nor is any provision of the Merger Agreement intended to confer upon any individual any additional rights or the right to remain employed for any period of time.

Other Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including, among other things, covenants relating to:

•        cooperation between Acuren and NV5 in the preparation of this joint proxy statement/prospectus;

•        access by each party to certain information about the other party during the period prior to the earlier of the First Effective Time or termination of the Merger Agreement, as applicable;

•        taking all reasonable steps within each party’s control to exempt (or ensure the continued exemption of) the Merger and the transactions from the takeover laws of any state that purport to apply to the Merger Agreement or the transactions;

•        public announcements;

•        requirements of Section 16(a) of the Exchange Act;

•        absence of control of the other parties’ businesses;

•        cooperation between Acuren and NV5 in the defense or settlement of any stockholder litigation relating to the transactions;

•        transfer taxes; and

•        certain tax matters, including the cooperation to obtain tax opinions regarding the treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

Conditions to Completion of the Merger

The obligations of Acuren and NV5 to consummate the Merger is subject to the satisfaction (or waiver by all parties, to the extent permissible under applicable laws) of the following mutual conditions:

•        receipt of the Acuren stockholder approval and the NV5 stockholder approval;

•        the shares of Acuren Common Stock to be issued pursuant to the Merger will have been authorized for listing on New York Stock Exchange, subject to official notice of issuance;

•        no law, whether preliminary, temporary or permanent, will be in effect that prevents, makes illegal or prohibits the Merger, the Acuren Stock Issuance or any other transaction contemplated by the Merger Agreement, and there will be no lawsuit, dispute or other similar proceeding initiated by a governmental authority pending that seeks to prevent, make illegal or prohibit the Merger, the Acuren Stock Issuance or any other transaction contemplated by the Merger Agreement;

•        the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, filed by Acuren in connection with the issuance of shares of Acuren Common Stock in the Merger will have been declared effective by the SEC under the Securities Act and will not be the subject of any stop order; and

•        the waiting period (and any extension of such period) under the HSR Act applicable to the transactions contemplated by the Merger Agreement will have expired or otherwise been terminated and all consents and filings required under any applicable antitrust law or any laws requiring foreign investment clearance to consummate the transactions contemplated hereby, will have been obtained or made.

The obligation of Acuren, Merger Sub I and Merger Sub II to consummate the Merger is also subject to the satisfaction, or waiver by Acuren, of the following additional conditions:

•        the accuracy of all representations and warranties (except where such failure to be accurate would not, individually or in the aggregate, result in a material adverse effect to NV5 or its subsidiaries) of NV5 set forth in the Merger Agreement (with certain limited exceptions), subject to the materiality standards set forth in the Merger Agreement, as of May 14, 2025 and as of the closing (except to the extent such representations and warranties speak as of a specified date or period of time, in which case such representations and warranties will be true and correct as of such date or period of time), and Acuren’s receipt of an officer’s certificate from NV5 to that effect;

•        performance of, or compliance with, in all material respects all agreements and covenants required to be performed or complied with pursuant to the Merger Agreement by NV5 prior to the First Effective Time, and Acuren’s receipt of an officer’s certificate from NV5 to that effect; and

•        no material adverse effect with respect to NV5 or any of its subsidiaries will have occurred that is continuing.

The obligation of NV5 to consummate the Merger is also subject to the satisfaction, or waiver by NV5, of the following additional conditions:

•        the accuracy of all representations and warranties (except where such failure to be accurate would not, individually or in the aggregate, result in a material adverse effect to Acuren or its subsidiaries) of Acuren set forth in the Merger Agreement (with certain limited exceptions), subject to the materiality standards set forth in the Merger Agreement, as of May 14, 2025 and as of the closing (except to the extent such representations and warranties speak as of a specified date or period of time, in which case such representations and warranties will be true and correct as of such date or period of time), and NV5’s receipt of an officer’s certificate from Acuren to that effect;

•        performance of, or compliance with, in all material respects all agreements and covenants required to be performed or complied with pursuant to the Merger Agreement by Acuren prior to the First Effective Time, and NV5’s receipt of an officer’s certificate from Acuren to that effect; and

•        no material adverse effect with respect to Acuren or any of its subsidiaries will have occurred that is continuing.

•        receipt of an opinion from Greenberg Traurig, P.A., regarding the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

As further discussed under the section entitled “Risk Factors,” neither Acuren nor NV5 can be certain when, or if, the conditions to the Merger will be satisfied or waived, or that the Merger will be completed.

Listing of Acuren Common Stock; Delisting and Deregistration of NV5 Common Stock

Acuren has agreed to use its use reasonable best efforts to cause the shares of Acuren Common Stock to be issued in connection with the First Merger to be listed on NYSE, subject to official notice of issuance and it is a condition to the consummation of the Merger that the shares of Acuren Common Stock issuable pursuant to the Merger be approved for listing on the NYSE.

NV5 has agreed to cooperate with Acuren and use reasonable best efforts to take all actions necessary to be taken on its part prior to the First Effective Time to cause the delisting of the NV5 Common Stock from the NASDAQ and the termination of NV5’s registration under the Exchange Act, in each case, as soon as reasonably practicable following the First Effective Time, subject to compliance with NV5’s obligations under the Exchange Act.

Shares of NV5 Common Stock currently trade on the NASDAQ under the stock symbol “NVEE.” When the Merger is completed, the NV5 Common Stock will cease to be traded on the NASDAQ and will be deregistered under the Exchange Act.

Termination of the Merger Agreement

Acuren and NV5 may mutually agree in writing to terminate the Merger Agreement before consummating the First Merger, even after the Acuren stockholder approval and the NV5 stockholder approval have been obtained.

In addition, either Acuren or NV5 may terminate the Merger Agreement if:

•        any governmental authority having jurisdiction over any party has issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of any of the Merger and such order, decree, ruling or injunction or other action will have become final and non-appealable, or if there will be adopted any law that permanently makes consummation of any of the Merger illegal or otherwise permanently prohibited; provided, however, that this right to terminate will not be available to any party whose failure to fulfill any covenant or agreement under the Merger Agreement has been the primary cause of or resulted in the action or event described in this bullet;

•        the consummation of the Merger has not occurred on or before the Outside Date; provided that if all of the conditions to Closing, other than the HSR approval and any other applicable antitrust laws or any laws requiring foreign investment clearance to consummate the transactions contemplated by the Merger Agreement, have been satisfied or waived or are capable of being satisfied at such time (other than those conditions that by their nature are to be satisfied at the Closing), the Outside Date will be automatically extended to November 3, 2025, which will thereafter be deemed to be the Outside Date; and provided further that the right to terminate the Merger Agreement under this bullet will not be available to any party whose failure to fulfill any covenant or agreement pursuant to the Merger Agreement has been the primary cause of or resulted in the failure of the Merger to occur on or before such date;

•        in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained in the Merger Agreement which would give rise to the failure of certain Closing conditions, if it was continuing as of the Closing (and such breach is either not curable prior to the Outside Date or, if curable prior to the Outside Date, has not been cured by the breaching party by the earlier of (A) 30 days after the giving of written notice to the breaching Party of such breach and (B) two business days prior to the Outside Date) (a “Terminable Breach”); provided, however, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement; or

•        (A) the Acuren stockholder approval has not been obtained upon a vote held at the Acuren Meeting (including any adjournments or postponements thereof) or (B) the NV5 stockholder approval will not have been obtained upon a vote at the NV5 Special Meeting (including any adjournments or postponements thereof).

In addition, the Merger Agreement may be terminated under the following circumstances:

•        by Acuren, prior to, but not after, the time the NV5 stockholder approval is obtained, if the NV5 Board or a committee thereof has effected a NV5 Change of Recommendation (whether or not such NV5 Change of Recommendation is permitted by the Merger Agreement);

•        by NV5, prior to, but not after, the time the Acuren stockholder approval is obtained, if the Acuren Board or a committee thereof has effected an Acuren Change of Recommendation (whether or not such Acuren Change of Recommendation is permitted by the Merger Agreement);

•        by NV5, prior to, but not after, the time the NV5 stockholder approval is obtained if NV5 has received an NV5 Superior Proposal and the NV5 Board has authorized NV5 to enter into an NV5 Alternative Acquisition Agreement to consummate the transaction contemplated by such NV5 Superior Proposal in compliance with the Merger Agreement; provided that, the termination will not be effective unless NV5 has paid to Acuren the Termination Fee; and

•        by NV5, if Acuren has not obtained the necessary Debt Financings and consummated the Closing by the 5th business day following NV5’s confirmation in writing to Acuren that all Closing conditions have been satisfied or waived.

Expenses and Termination Fees Relating to the Termination of the Merger Agreement

Termination Fees Payable by Acuren

The Merger Agreement requires Acuren to pay NV5 a Termination Fee of $48,552,038 (the “Termination Fee”) if:

•        NV5 terminates the Merger Agreement following an Acuren Change of Recommendation, as described above in the section entitled “— Termination of the Merger Agreement”;

•        NV5 terminates the Merger Agreement for Acuren’s failure to obtain the required financing and consummate the Closing by the 5th business day following satisfaction or waiver of all closing conditions; or

•        either party terminates the Merger Agreement because the Acuren stockholder approval is not obtained and (i) on or before the date of any such termination an Acuren Alternative Acquisition Proposal will have been publicly announced or publicly disclosed and not publicly withdrawn without qualification at least five business days prior to the Acuren Meeting and (ii) within 12 months after the date of such termination, Acuren enters into a definitive agreement with respect to an Acuren Alternative Acquisition Proposal (or publicly approves or recommends to the Acuren stockholders or otherwise does not oppose, in the case of a tender or exchange offer, an Acuren Alternative Acquisition Proposal) or consummates an Acuren Alternative Acquisition Proposal (defined for the purpose of this clause (ii) with all references to 20% in the definition of Acuren Alternative Acquisition Proposal being replaced with “more than 50%”).

In the event that Acuren or NV5 terminates the Merger Agreement due to (i) any governmental authority having issued a ruling, order, decree or injunction permanently restraining or prohibiting the consummation of the Merger and relating to any consent of a governmental authority necessary to consummate the Merger (and where all other Closing conditions have been satisfied), or (ii) failure to consummate the Merger on or before 5:00 p.m. on October 3, 2025, Acuren will pay or cause to be paid to NV5 an amount equal to NV5’s expenses related to the preparation of and entry into the Merger Agreement and the consummation of the transactions contemplated thereby.

Termination Fees Payable by NV5

The Merger Agreement requires NV5 to pay Acuren the Termination Fee, if:

•        Acuren terminates the Merger Agreement following a NV5 Change of Recommendation or NV5 terminates the Merger Agreement to enter into an NV5 Alternative Acquisition Agreement to consummate the transaction contemplated by an NV5 Superior Proposal, as described above in the section entitled “— Termination of the Merger Agreement”; provided that if Acuren or NV5 terminates the Merger Agreement as described above and NV5 enters into an NV5 Alternative Acquisition Agreement (i) with any person prior to the expiration of the NV5 Go-Shop Period, or (ii) with any party that had submitted an NV5 alternative acquisition proposal during the NV5 Go-Shop Period, the Termination Fee will be $24,276,019; and

•        either party terminates the Merger Agreement because the required NV5 stockholder approval is not obtained, and (i) on or before the date of any such termination, a NV5 Alternative Acquisition Proposal will have been publicly announced or publicly disclosed and not publicly withdrawn without qualification at least five business days prior to the NV5 Special Meeting, and (ii) within 12 months after the date of such termination, NV5 enters into a definitive agreement with respect to a NV5 Alternative Acquisition Proposal (or publicly approves or recommends to the NV5 stockholders or otherwise does not oppose, in the case of a tender or exchange offer, a NV5 Alternative Acquisition Proposal) or consummates a NV5 Alternative Acquisition Proposal (defined for the purpose of this clause (ii) with all references to 20% in the definition of NV5 Alternative Acquisition Proposal being replaced with “more than 50%”).

No Multiple Payments of Termination Fee; Sole and Exclusive Remedy

In no event will Acuren or NV5, respectively, be entitled to receive more than one payment of the Termination Fee.

If the Merger Agreement is terminated under circumstances in which NV5 or Acuren, as the case may be, is required to pay the Termination Fee, payment of the Termination Fee by such party (together with any enforcement costs and expenses), will be the other party’s sole and exclusive remedy for any actions, liabilities, losses, damages, costs and expenses (including attorneys’ fees and disbursements) incurred by such party or any of its Representatives under the Merger Agreement or in connection with the negotiation, execution, performance or termination thereof.

Expenses

Each of Acuren and NV5 will pay its own expenses incident to preparing for, entering into and carrying out the Merger Agreement and the consummation of the transactions contemplated thereby, whether or not the Merger is consummated, except that all filing fees paid in respect of the filings under the HSR Act and other applicable antitrust laws in connection with the Merger will be borne equally by Acuren and NV5.

No Third-Party Beneficiaries

Nothing in the Merger Agreement, express or implied, is intended to or confers upon any person other than Acuren, NV5, Merger Sub I and Merger Sub II any right, benefit or remedy of any nature whatsoever under or by reason of the Merger Agreement, except following the First Effective Time, the rights of the holders of Converted Shares to receive the Merger Consideration and the rights of holders of NV5 RSAs and NV5 Executive RSAs to receive the consideration provided for under the Merger Agreement, and the Debt Financings sources of Acuren are intended third party beneficiaries and may enforce certain specified provisions in the Merger agreement.

Amendments and Waivers

Subject to applicable law, (i) any provision of the Merger Agreement may be amended by written agreement of each of the parties, and (ii) either party may waive the other party’s compliance with the terms of the Merger Agreement.

Remedies

In addition to any other remedy that may be available to each party under the terms of the Merger Agreement, at law or in equity, including monetary damages, prior to the termination of the Merger Agreement, each party will be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches or threatened breaches of the Merger Agreement. In addition, NV5 will be entitled to specific performance to consummate the Closing if: (i) all of the conditions to Closing have been satisfied (other than conditions that either (A) by their terms, are to be satisfied at the Closing (and which are capable of being satisfied) or (B) the failure of which to be satisfied is attributable, in whole or part, to a breach by Acuren of its representations, warranties, covenants or agreements contained in the Merger Agreement); (ii) the proceeds of the Debt Financings (or any alternative financing) are available to Acuren; and (iii) Acuren has failed to consummate the Closing on or prior to the Outside Date. In no event will NV5 be entitled to receive both (x) a grant of specific performance that results in the occurrence of the Closing, on the one hand, and (y) payment of all or any portion of the Termination Fee, on the other hand.

Governing Law

The Merger Agreement is governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

CERTAIN AGREEMENTS RELATING TO THE MERGER

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to or in connection with the transactions contemplated by the Merger Agreement but does not purport to describe all of the terms thereof. The descriptions below are qualified by reference to the actual text of these agreements. You are encouraged to read the agreements in their entirety.

NV5 Voting Support Agreements

In connection with the execution of the Merger Agreement, on May 14, 2025, Acuren entered into the NV5 Voting Agreements with each of Dickerson Wright and Cercano Management LLC (collectively, the “Supporting Stockholders”), under which the Supporting Stockholders agreed, among other things, to vote, or cause to be voted, all of the shares of NV5 Common Stock beneficially owned by such Supporting Stockholder in favor of the adoption of the Merger Agreement and/or against a NV5 alternative acquisition proposal, subject to certain conditions. As of the date of the Merger Agreement, the Supporting Stockholders collectively held approximately 16.7% of the total voting power of the outstanding shares of NV5 Common Stock. The NV5 Voting Agreements also contain restrictions on, among other things, the transferability of shares of NV5 Common Stock held by the Supporting Stockholders.

Notwithstanding the foregoing, in the event of a NV5 Change of Recommendation made in accordance with the terms of the Merger Agreement, and if the aggregate number of shares covered by the NV5 Voting Agreements exceeds 35% of the total number of outstanding shares of NV5 Common Stock as of the NV5 Record Date, then the obligation of the Supporting Stockholders to vote their NV5 Common Stock will be modified such that the Supporting Stockholders will only be required to collectively vote an aggregate number of shares of NV5 Common Stock equal to 35% and each Supporting Stockholder’s individual obligation to vote their shares of NV5 Common Stock will be reduced on a pro rata basis. The Supporting Stockholders, in their discretion, are entitled to vote all of their shares of NV5 Common Stock which are no longer subject to the NV5 Voting Agreements as a result of the foregoing in any manner they choose.

In addition, each NV5 Voting Agreement will automatically terminate, without notice or action by any parties, upon the earlier of (i) the First Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) any waiver of NV5’s rights under the Merger Agreement is granted without the prior written consent of the applicable Supporting Stockholder, and such waiver (a) diminishes the per share Merger Consideration or (b) changes the form in which the per share Merger Consideration is payable to NV5’s stockholders, (iv) in the event that the per share Merger Consideration as of the date of the NV5 special meeting would have a value less than the per share Merger Consideration value as of the date of signing of the Merger Agreement, and (v) as mutually agreed by Acuren and the applicable Supporting Stockholder.

Acuren Voting Support Agreements

In connection with the execution of the Merger Agreement, on May 14, 2025, each of the Founder Entity and Viking, stockholders of Acuren collectively holding approximately 44.7% of the voting power of Acuren, entered into the Acuren Voting Agreements with respect to the voting of Acuren Common Stock or Acuren Preferred Stock, if any, held by such stockholders. The Acuren Voting Agreements also contain restrictions on, among other things, the transferability of shares of Acuren Common Stock and Acuren Preferred Stock held by such Acuren stockholders.

Notwithstanding the foregoing, in the event of an Acuren Change of Recommendation made in accordance with the terms of the Merger Agreement, and if the aggregate number of shares covered by the Acuren Voting Agreements exceeds 30% of the total number of outstanding shares of Acuren Common Stock or Acuren Preferred Stock as of the Acuren Record Date, then the obligation of the Founder Entity and Viking to vote their Acuren Common Stock or Acuren Preferred Stock will be modified such that the Founder Entity and Viking will only be required to collectively vote an aggregate number of shares of Acuren Common Stock or Acuren Preferred Stock equal to 30% and each of the Founder Entity’s and Viking’s individual obligation to vote their shares of Acuren Common Stock or Acuren Preferred Stock will be reduced on a pro rata basis. The Founder Entity and Viking, in their discretion, are entitled to vote all of their shares of Acuren Common Stock or Acuren Preferred Stock which are no longer subject to the Acuren Voting Agreements as a result of the foregoing in any manner they choose.

Each Acuren Voting Agreement will automatically terminate, without notice or action by any parties, upon the earlier of (i) the receipt of approval of the Acuren Stock Issuance, (ii) the termination of the Merger Agreement in accordance with its terms, and (iii) as mutually agreed by NV5 and the applicable Acuren stockholder. In addition, in the case of the Acuren Voting Agreement entered into by Viking only, such automatic termination could result from an increase, as determined in the manner provided under such Acuren Voting Agreement, in the per share Merger Consideration value payable to the NV5 stockholders and upon approval of certain adverse amendments to the Merger Agreement.

Debt Commitment Letter

Concurrently with the entry into the Merger Agreement, Acuren entered into the Debt Commitment Letter, pursuant to which the Lenders have committed to provide Acuren with debt financing in an aggregate principal amount of $875.0 million (subject to conditions set forth in the Debt Commitment Letter) which such debt financing is expected to consist of an additional (i) $850.0 million senior secured incremental term facility and (ii) $25.0 million senior secured incremental revolving facility, under Acuren’s existing credit agreement. The obligations of the Lenders to provide debt financing under the Debt Commitment Letter are subject to certain customary conditions, including (i) the execution and delivery of definitive documentation with respect to such financing in accordance with the Debt Commitment Letter and (ii) the consummation of the Merger in all material respects in accordance with the terms and conditions of the Merger Agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

This section describes the material U.S. federal income tax consequences of the Merger to U.S. holders (as defined below) that exchange their shares of NV5 Common Stock for the Merger Consideration. The following discussion is based on the Code, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.

This summary does not describe any U.S. state or local, or foreign or certain U.S. federal tax consequences (including estate, gift and Medicare contribution tax consequences) of the Merger, or the tax consequences of owning or disposing of Acuren Common Stock received in the Merger.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of NV5 Common Stock that for U.S. federal income tax purposes is:

•        a citizen or individual resident of the United States;

•        a corporation (including any entity treated as a corporation for U.S. federal income tax purposes), created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•        a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more U.S. persons to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person; or

•        an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds NV5 Common Stock, the tax treatment of a partner generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partnership level. If you are a partnership, or a partner of a partnership, holding NV5 Common Stock, you should consult your tax advisor regarding the tax consequences of the Merger.

This discussion addresses only U.S. holders that hold their NV5 Common Stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment), and does not address all of the U.S. federal income tax consequences that may be relevant to particular U.S. holders in light of their individual circumstances or to U.S. holders that are subject to special rules, such as:

•        financial institutions;

•        pass-through entities or investors in pass-through entities;

•        mutual funds;

•        insurance companies;

•        persons subject to the alternative minimum tax;

•        tax-exempt organizations;

•        dealers in securities;

•        traders in securities that elect to use a mark-to-market method of accounting;

•        persons that hold NV5 Common Stock as part of a straddle, hedge, constructive sale or conversion transaction;

•        persons that purchased or sell their shares of NV5 Common Stock as part of a wash sale;

•        persons who actually or constructively own more than 5% of NV5’s common stock;

•        regulated investment companies or real estate investment trusts;

•        certain expatriates or persons that have a functional currency other than the U.S. dollar;

•        holders that exercise dissenters’ or appraisal rights;

•        persons subject to special accounting rules (including rules requiring recognition of gross income based on a taxpayer’s applicable financial statement);

•        persons that are not U.S. holders; and

•        stockholders that acquired their shares of NV5 Common Stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

ALL HOLDERS OF NV5 COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE AND LOCAL AND FOREIGN TAX LAWS.

General

Assuming that the Merger is completed as currently contemplated, Acuren and NV5 intend for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Subject to the assumptions, qualifications and limitations set forth in the opinions attached hereto as Exhibits 8.1 and 8.2, it is the opinion of Greenberg Traurig, P.A., and Loeb & Loeb LLP, that the Merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, there are factual and legal uncertainties as to whether the Merger should so qualify. In order to qualify as a reorganization, the Merger must satisfy requirements relating to the ratio of the total value of Acuren Common Stock issued in the Merger in relation to all consideration issued in connection with the Merger, including any consideration that may be paid to holders of NV5 Common Stock that exercise dissenters’ or appraisal rights. Although it is expected that such requirements will be satisfied, for this purpose, the total value of Acuren Common Stock issued in the Merger and the ratio of such total Acuren Common Stock value in relation to all such consideration cannot be finally determined until the Closing and the settlement of any dissenters’ or appraisal rights exercised by holders of NV5 Common Stock. Moreover, although it is expected that the Merger should satisfy applicable legal requirements, the lack of controlling legal authorities based on facts that are exactly the same as the Merger also present uncertainties regarding qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code. The obligation of NV5 to complete the Merger is conditioned upon the receipt of an opinion from Greenberg Traurig, P.A., counsel to Acuren, in form and substance reasonably satisfactory to NV5, regarding the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code subject to the assumptions, qualifications, and limitations set forth or referred to in such opinion. These conditions are waivable, and Acuren and NV5 will undertake to recirculate this joint proxy statement/prospectus and resolicit stockholders if this condition is waived and the change in tax consequences is material. Any such opinion is not binding on the Internal Revenue Service or the courts. Acuren and NV5 have not requested and do not intend to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the Merger.

U.S. Federal Income Tax Consequences of the Merger if the Merger Qualifies as a “Reorganization” within the meaning of Section 368(a) of the Code

The following discussion assumes that the Merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

A U.S. holder that exchanges all of its shares of NV5 Common Stock for the Merger Consideration generally should not recognize any realized loss but should recognize any realized gain as a result of the Merger equal to the lesser of (i) the excess, if any, of (A) the sum of the fair market value of Acuren Common Stock (including any fractional share of Acuren Common Stock deemed received and redeemed for cash, as discussed below) and the amount of cash consideration (excluding the amount of any cash in lieu of a fractional share of Acuren Common Stock) received by such U.S. holder pursuant to the Merger over (B) such U.S. holder’s adjusted tax basis in the NV5 Common Stock surrendered pursuant to the Merger, and (ii) the amount of cash consideration (excluding the amount of any cash in lieu of a fractional share of Acuren Common Stock) received by such U.S. holder pursuant to the Merger. Any gain recognized generally should be capital gain, and should be long-term capital gain if, as of the effective date of the Merger, such U.S. holder’s holding period for such NV5 Common Stock surrendered pursuant to the Merger is greater than one year. For U.S. holders that are non-corporate holders, long-term capital gains generally should be taxed at a U.S. federal income tax rate that is lower than the rate for ordinary income or for short-term capital gains.

In some cases, the recognized gain could be treated as a dividend for U.S. federal income tax purposes, in which case such U.S. holder could have dividend income up to the amount of the cash consideration received. Because the possibility of dividend treatment can depend upon various factors, including the particular circumstances of a U.S. holder and the application of certain constructive ownership rules, U.S. holders should consult their tax advisors regarding the potential tax consequences of the Merger and the receipt of the Merger Consideration to them, and U.S. holders that are corporations (including entities that are treated as corporations for U.S. federal income tax purposes) should consult their tax advisors regarding the potential applicability of the “extraordinary dividend” provisions of the Code.

Each U.S. holder’s aggregate tax basis in the shares of Acuren Common Stock received in the Merger (including any fractional share of Acuren Common Stock deemed received and redeemed for cash, as discussed below) generally should equal such U.S. holder’s aggregate adjusted tax basis in the shares of NV5 Common Stock surrendered in the Merger, less the amount of cash consideration (excluding the amount of any cash in lieu of a fractional share of Acuren Common Stock) received pursuant to the Merger, plus any gain, if any, recognized as a result of the Merger (other than any gain recognized in respect of cash received in lieu of a fractional share of Acuren Common Stock). The holding period of the shares of Acuren Common Stock received by a U.S. holder in the Merger (including any fractional share deemed received and redeemed for cash, as discussed below) will include such U.S. holder’s holding period for the shares of NV5 Common Stock surrendered in the Merger.

If a U.S. holder holds different blocks of NV5 Common Stock (generally, NV5 Common Stock acquired on different dates or at different prices), such U.S. holder should consult its tax advisor with respect to the determination of the tax bases and/or holding periods of the particular shares of Acuren Common Stock received in the Merger.

Cash Received in Lieu of a Fractional Share of Acuren Common Stock

A U.S. holder that receives cash in lieu of a fractional share of Acuren Common Stock generally will be treated as having received the fractional share pursuant to the Merger, and then as having sold to Acuren that fractional share of Acuren Common Stock for cash. As a result, a U.S. holder of NV5 Common Stock generally will recognize gain or loss equal to the difference, if any, between the amount of cash received and the tax basis allocated to such fractional share of Acuren Common Stock, unless the receipt of cash has the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case, such cash received would be treated as a dividend to the extent of such tendering U.S. holder’s ratable share of earnings and profits as determined for U.S. federal income tax purposes. Because the possibility of dividend treatment can depend upon various factors, including the particular circumstances of a U.S. holder and the application of certain constructive ownership rules, U.S. holders should consult their tax advisors regarding the potential tax consequences of the receipt of cash in lieu of a fractional share of Acuren Common Stock, and U.S. holders that are corporations (including entities that are treated as corporations for U.S. federal income tax purposes) should consult their tax advisors regarding the potential applicability of the “extraordinary dividend” provisions of the Code. Gain or loss recognized with respect to cash received in lieu of a fractional share of Acuren Common Stock generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the Merger, the holding period for the NV5 Common Stock surrendered pursuant to the Merger is greater than one year. For U.S. holders that are non-corporate holders, long-term capital gains generally will be taxed at a U.S. federal income tax rate that is lower than the rate for ordinary income or for short-term capital gains. The deductibility of capital losses is subject to limitations.

You are urged to consult with your own tax advisor about the particular tax consequences of the Merger to you, including the effects of U.S. federal, state and local and foreign tax laws.

U.S. Federal Income Tax Consequences of the Merger if the Merger Does Not Qualify as a “Reorganization” Within the Meaning of Section 368(a) of the Code

If the Merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, then the receipt of the Merger Consideration in exchange for NV5 Common Stock in the Merger will be a taxable transaction. In such a case, a U.S. holder generally will recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of the fair market value of the Merger Consideration received by such holder in the Merger and (ii) such holder’s adjusted tax basis in its shares of NV5 Common Stock exchanged in the Merger. Gain or loss must be calculated separately for each block of shares of NV5 Common Stock exchanged by such U.S. holder if such blocks were acquired at different times or for different prices. Any gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, as of the closing date of the Merger, the holding period in a particular block of shares of NV5 Common Stock exchanged in the Merger is greater than one year as of the date of the Merger. Long-term capital gains of individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding

Payments of cash consideration (including any cash in lieu of a fractional share of Acuren Common Stock) to a holder of NV5 Common Stock generally will be subject to information reporting and backup withholding (currently at a rate of 24%), unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

The preceding discussion is intended only as a general discussion of the material U.S. federal income tax consequences of the Merger to U.S. holders. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the Merger, including tax return reporting requirements, the applicability and effect of U.S. federal, state and local and foreign tax laws, and the effect of any proposed changes in the tax laws.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial information presents the historical consolidated financial information of Acuren Corporation (“Acuren”), adjusted to give effect to the Transactions including the Merger. The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

The unaudited pro forma condensed combined balance sheet as of March 31, 2025, combines the historical balance sheets of Acuren and NV5 Global, Inc. (“NV5”) on a pro forma basis as if the Merger had been consummated on March 31, 2025. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2025 and for the year ended December 31, 2024, combine the historical consolidated statements of operations and other comprehensive income (loss) of Acuren and the historical consolidated statements of net income and comprehensive income of NV5 on a pro forma basis as if the Merger had been consummated on January 1, 2024.

NV5 reports its financial results on a 52/53-week fiscal year ending on the Saturday closest to December 31st (whether or not in the following calendar year), with interim calendar quarters ending on the Saturday closest to the end of such calendar quarter (whether or not in the following calendar quarter) and the fiscal year 2024 includes fifty-two weeks. For purposes of unaudited pro forma condensed combined statements of operations, Acuren has utilized NV5’s historical results for the thirteen-week period ended March 29, 2025, and fifty-two week period ended December 28, 2024, in the condensed combined statement of operations for the pro forma periods ended March 31, 2025 and December 31, 2024, respectively. Furthermore, Acuren has utilized NV5’s historical position as of March 29, 2025, in the pro forma condensed combined balance sheet as of March 31, 2025.

The Merger is expected to be accounted for as a business combination using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, which will establish a new basis of accounting for all of NV5’s identifiable assets acquired and liabilities assumed at fair value as of the date control is obtained. Given that the Merger has not been completed as of the date of this joint proxy statement/prospectus in which this unaudited pro forma condensed combined financial information is included, Acuren has not performed the detailed valuation studies necessary to arrive at the final estimates of the fair value of NV5’s assets to be acquired, the liabilities to be assumed and the related allocations of purchase price nor has it identified all adjustments necessary to conform NV5’s accounting policies to Acuren’s accounting policies. Accordingly, the pro forma adjustments and allocation of purchase price are preliminary and are based on management’s current estimates of the fair value of the assets to be acquired and liabilities to be assumed and are based on all currently available information.

Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements are described in the accompanying notes. Management’s estimates of the fair values reflected in the unaudited pro forma condensed combined financial information are subject to change and may differ materially from actual adjustments, which will be based on the final determination of fair values and useful lives. The unaudited pro forma condensed financial information should be read in conjunction with the historical consolidated financial statements of Acuren and NV5 and the respective accompanying notes, as well as the section entitled “Risk Factors” included elsewhere in this joint proxy statement/prospectus.

The estimated income tax rate applied to the pro forma adjustments is 25%, the expected combined statutory rate for U.S. federal and state taxes, and all other tax amounts are stated at their historical amounts. Historical reported income tax expense does not reflect the amounts that would have resulted had Acuren and NV5 filed consolidated income tax returns during the periods presented. The Merger may result in changes in Acuren’s tax rate used to determine deferred income taxes due to changes in circumstances in various tax jurisdictions. Any changes in Acuren’s deferred taxes as a result of the Merger will be reflected in income after completion of the Merger. The unaudited pro forma financial information does not include the impact of such changes on Acuren’s existing deferred tax assets and liabilities, as this analysis has not been completed.

The following unaudited pro forma condensed combined financial information is provided for illustrative purposes only and is based on currently available information and assumptions that management believes are reasonable. Acuren’s actual results of operations after the Merger will differ, perhaps significantly, from the pro forma amounts reflected herein due to a variety of factors, including access to additional information, changes in value not currently identified and changes in operating results of Acuren following the date of the unaudited pro forma condensed combined financial information. The assumptions and estimates underlying the pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are described in the accompanying notes. All the assumptions were based on preliminary information.

Acuren Acquisition

On July 30, 2024, Acuren obtained control of ASP Acuren Holdings, Inc. (the “Acuren Acquisition”) and accordingly the historical consolidated financial statements of Acuren present ASP Acuren Holdings, Inc. (“ASP Acuren”) as the “Predecessor” of the reporting entity for all periods prior to the closing of the Acuren Acquisition on July 30, 2024 and Acuren (with ASP Acuren as a wholly owned subsidiary) as the “Successor” for the periods including and after the closing of the Acuren Acquisition, in accordance with U.S. GAAP and pursuant to the accounting rules and regulations of the SEC.

Certain acquisition adjustments have been made in the historical pro forma presentation of Acuren’s statement of operations for the year ended December 31, 2024, to present the effects of the Acuren Acquisition as if the Acuren Acquisition closed on January 1, 2024. See Note 3 for further details.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of March 31, 2025
(in thousands, except share and per share amounts)

	Acuren Corporation	NV5 Global, Inc As Reclassified (Note 4)	Acquisition Pro Forma Adjustments	Notes	Financing Pro Forma Adjustments	Notes	Acuren Corporation Pro Forma Combined
Assets
Current assets
Cash and cash equivalents	$155,739	$53,212	$(691,015)	A	$594,312	A	$112,248
Accounts receivable, net	174,182	194,610	—		—		368,792
Unbilled receivables, net(1)	32,470	129,621	—		—		162,091
Prepaid expenses and other current assets	14,276	23,268	—		—		37,544
Total current assets	376,667	400,711	(691,015)		594,312		680,675
Property and equipment, net	183,473	64,392	16,908	B	—		264,773
Operating lease right-of-use assets, net	30,515	33,932	—		—		64,447
Goodwill	848,977	581,124	161,534	C	—		1,591,635
Intangibles assets, net	733,057	197,191	653,809	D	—		1,584,057
Deferred income tax asset	765	31,854	—		—		32,619
Other assets	6,826	2,827	—		563	A	10,216
Total assets	$2,180,280	$1,312,031	$141,236		$594,875		$4,228,422
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$20,786	$69,122	$—		$—		$89,908
Accrued expenses and other current liabilities	61,804	65,785	—		—		127,589
Billings in excess of costs and estimated earnings on uncompleted contracts	—	58,971	—		—		58,971
Current portion of long-term debt	7,731	8,307	—		—		16,038
Current portion of lease obligations	17,607	12,727	—		—		30,334
Total current liabilities	107,928	214,912	—		—		322,840
Debt, net of current portion	744,706	219,695	—		595,863	A, E	1,560,264
Non-current lease obligations	39,541	4,832	—		—		44,373
Deferred income tax liabilities	146,431	—	152,791	F	—		299,222
Other liabilities	12,627	29,612	—		—		42,239
Total liabilities	1,051,233	469,051	152,791		595,863		2,268,938
Stockholders’ equity
Series A Preferred Shares, $0.0001 par value	—	—	—		—		—
Common stock, $0.0001 par value	12	657	7,164	G	—		7,833
Additional paid-in capital	1,294,745	547,730	296,536	G	—		2,139,011
Accumulated earnings (deficit)	(132,782)	294,916	(315,578)	G	(988)	E, G	(154,432)
Accumulated other comprehensive loss	(32,928)	(323)	323	G	—		(32,928)
Total stockholders’ equity	1,129,047	842,980	(11,555)		(988)		1,959,484
Total liabilities and stockholders’ equity	$2,180,280	$1,312,031	$141,236		$594,875		$4,228,422

____________

(1)      Acuren has reclassified $32,470 of “Unbilled receivables, net” out of “Accounts receivable, net” for pro forma purposes to align with the material unbilled amount from NV5. Acuren’s balance of unbilled receivables has been historically presented in the accompanying notes to the financial statements included elsewhere in this joint proxy statement/prospectus. See Note 5 to Acuren’s financial statements for the three months ended March 31, 2025 included elsewhere in this joint proxy statement/prospectus for reference.

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Three Months Ended March 31, 2025
(in thousands, except share and per share amounts)

	Acuren Corporation Three Months Ended March 31, 2025	NV5 Global, Inc Three Months Ended March 29, 2025 As Reclassified (Note 4)	Acquisition Pro Forma Adjustments	Notes	Financing Pro Forma Adjustments	Notes	Acuren Corporation Pro Forma Combined
Service revenue	$234,215	$234,045	$—		$—		$468,260
Cost of revenue	190,546	110,844	312	H	—		301,702
Gross profit	43,669	123,201	(312)		—		166,558
Selling, general and administrative expenses	52,458	118,826	11,362	I	—		182,646
Transaction costs	651	—	—		—		651
Income (loss) from operations	(9,440)	4,375	(11,674)		—		(16,739)
Interest expense, net	16,007	3,545	(3,555)	K	17,173	K	33,170
Other income, net	(1,119)	—	—		—		(1,119)
Income (loss) before provision for income taxes	(24,328)	830	(8,119)		(17,173)		(48,790)
Provision (benefit) for income taxes	1,465	402	(2,030)	L	(4,293)	L	(4,456)
Net income (loss)	$(25,793)	$428	$(6,089)		$(12,880)		$(44,334)

Net loss per share:
Basic loss per Common Stock and Series A Preferred Stock	$(0.21)						$(0.22)
Diluted loss per Common Stock and Series A Preferred Stock	$(0.21)						$(0.22)

Weighted average shares outstanding:
Common Stock outstanding, basic	121,476,215		78,212,674	M			199,688,889
Common Stock outstanding, diluted	122,476,215		78,212,674	M			200,688,889
Series A Preferred Stock outstanding, basic and diluted	1,000,000						1,000,000

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2024
(in thousands, except share and per share amounts)

	Acuren Corporation Year Ended December 31, 2024 As Adjusted (Note 3)	NV5 Global, Inc Year Ended December 28, 2024 As Reclassified (Note 4)	Acquisition Pro Forma Adjustments	Notes	Financing Pro Forma Adjustments	Notes	Acuren Corporation Pro Forma Combined
Service revenue	$1,097,393	$941,265	$—		$—		$2,038,658
Cost of revenue	844,030	458,032	1,940	H	—		1,304,002
Gross profit	253,363	483,233	(1,940)		—		734,656
Selling, general and administrative expenses	279,208	439,799	48,753	I	—		767,760
Transaction costs	41,202	—	27,550	J	—		68,752
Income (loss) from operations	(67,047)	43,434	(78,243)		—		(101,856)
Interest expense, net	75,118	17,181	(16,798)	K	68,113	K	143,614
Loss on extinguishment of debt	9,073	—	988	E	—		10,061
Other income, net	(3,558)	—	—		—		(3,558)
Income (loss) before provision for income taxes	(147,680)	26,253	(62,433)		(68,113)		(251,973)
Provision (benefit) for income taxes	(7,590)	(1,726)	(15,608)	L	(17,028)	L	(41,952)
Net income (loss)	$(140,090)	$27,979	$(46,825)		$(51,085)		$(210,021)

Net loss per share:
Basic loss per Common Stock and Series A Preferred Stock	$(1.14)						$(1.05)
Diluted loss per Common Stock and Series A Preferred Stock	$(1.14)						$(1.05)

Weighted average shares outstanding:
Common Stock outstanding, basic	121,454,845		78,212,674	M			199,667,518
Common Stock outstanding, diluted	121,454,845		78,212,674	M			199,667,518
Series A Preferred Stock outstanding, basic and diluted	1,000,000						1,000,000

See accompanying notes to unaudited pro forma condensed combined financial information.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1. Description of the Transaction

On May 14, 2025, Acuren entered into a definitive merger agreement (the “Merger Agreement”) with NV5, a global provider of technology, conformity assessment, consulting solutions, and software applications to public and private sector clients in the infrastructure, utility services, construction, real estate, environmental, and geospatial markets. Under the terms of the Merger Agreement, Acuren will acquire NV5 for approximately $1.5 billion, comprised of both cash and shares of Acuren Common Stock, as well as the assumption of NV5’s debt. Pursuant to the Merger Agreement, for each share of NV5 Common Stock (other than Excluded Shares and Appraisal Shares), NV5 stockholders will receive (i) the Per-Share Cash Consideration of $10.00 in cash, without interest, and the Per-Share Share Consideration equal to the Exchange Ratio. The actual number of shares of Acuren Common Stock to be issued at Closing will be determined based on the floating Exchange Ratio calculated as $13.00 divided by the Acuren Closing VWAP, subject to a floor of $9.53 per share of Acuren Common Stock and a ceiling of $11.65 per share of Acuren Common Stock. The aggregate cash portion of the Merger Consideration will be funded by a fully committed $850.0 million term-loan facility and cash on hand.

The Merger is subject to approval by stockholders of both Acuren and NV5 and receipt of regulatory approvals and other customary closing conditions. The transaction is expected to close in the second half of 2025. Under certain terms specified in the Merger Agreement, Acuren or NV5 may terminate the agreement, and under certain circumstances, may be required to pay a termination fee to the other party.

The Merger is expected to be funded from the following sources: (i) issuance of approximately $852.1 million of Acuren Common Stock; and (ii) gross borrowings of $850.0 million under a term loan facility. Acuren does not expect to draw on the Revolving Credit Facility at Closing.

Note 2. Basis of Pro Forma Presentation

The unaudited pro forma condensed combined balance sheet as of March 31, 2025 combines the historical balance sheets of Acuren and NV5 on a pro forma basis as if the Merger had been consummated on March 31, 2025. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2025 and for the year ended December 31, 2024, combine the historical consolidated statements of operations and other comprehensive income (loss) of Acuren and the historical consolidated statements of net income and comprehensive income of NV5 on a pro forma basis as if the Merger had been consummated on January 1, 2024.

The Merger is expected to be accounted for as a business combination using the acquisition method of accounting. Acuren has been treated as the acquirer for financial reporting purposes. Accordingly, a new basis of accounting will be established for all of NV5’s identifiable assets acquired and liabilities assumed at fair value as of the date control is obtained. Given that the Merger has not been completed as of the date of this joint proxy/prospectus in which this unaudited pro forma condensed combined financial information is included, Acuren has not performed the detailed valuations necessary to arrive at the final estimates of the fair value of NV5’s assets to be acquired, the liabilities to be assumed and the related allocations of purchase price. Accordingly, the pro forma adjustments and allocation of purchase price are preliminary and are based on management’s current estimates of the fair value of the assets to be acquired and liabilities to be assumed and are based on all currently available information.

Given that certain items included in the purchase price allocation are not yet finalized, actual results may differ from this unaudited pro forma condensed combined financial information once the Merger is completed and Acuren has determined the final purchase price for NV5 and has completed the valuations necessary to finalize the required purchase price allocations, including identifying any additional conforming accounting policy changes for NV5.

Accordingly, the unaudited pro forma purchase price allocation is preliminary and subject to further adjustments as additional information becomes available and as additional analyses are performed. The preliminary unaudited pro forma purchase price allocation has been made solely for the purpose of preparing the unaudited pro forma condensed combined financial information.

Increases or decreases in the final fair values of relevant balance sheet amounts will result in adjustments to the balance sheet and/or statement of operations until the purchase price allocation is finalized. There can be no assurance that such finalization will not result in material changes from the preliminary purchase price allocation included in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not reflect any potential divestitures that may be undertaken after the consummation of the Merger, or any cost savings, operating synergies or enhanced revenue opportunities that may be achieved as a result of the Merger, the costs to integrate the operations of Acuren and NV5, or the costs necessary to achieve such cost savings, operating synergies and enhanced revenues.

Note 3. Acuren Acquisition

On July 30, 2024, Admiral Acquisition Corp. (“Admiral”) completed the Acuren Acquisition and changed its name to Acuren Corporation. Further information about the Acuren Acquisition can be found in the historical consolidated financial statements of Acuren and the respective accompanying notes included elsewhere in this joint proxy statement/prospectus.

Certain pre-Closing acquisition adjustments have been made in the historical pro forma presentation of Acuren’s statement of operations for the year ended December 31, 2024, to present the effects of the Acuren Acquisition. Pro Forma Acuren (As Adjusted) presented in the condensed combined statements of operations for the year ended December 31, 2024, reflects the effects of the Acuren Acquisition as if the Acuren Acquisition had been consummated on January 1, 2024. As the Acuren Acquisition was completed on July 30, 2024, no adjustments have been made to the historical financial information as presented in the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2025, and the condensed combined balance sheet as of March 31, 2025, for the Acuren Acquisition.

The adjustments to reflect the effects of the Acuren Acquisition on Acuren’s historical audited consolidated statement of operations for the year ended December 31, 2024, are summarized as follows (amounts in thousands, except share and per share amounts).

(dollars in thousands)	Successor July 30, 2024 to December 31, 2024	Predecessor January 1, 2024 to July 29, 2024	Acquisition Pro Forma Adjustments	Notes	Financing Pro Forma Adjustments	Notes	Pro Forma Consolidated As Adjusted
Service revenue	$463,527	$633,866					$1,097,393
Cost of revenue	359,848	471,881	12,301	a			844,030
Gross profit	103,679	161,985	(12,301)		—		253,363
Selling, general and administrative expenses	150,306	121,369	7,108	b			279,208
			(849)	c
			1,274	d
Transaction costs	35,998	5,204					41,202
Income (loss) from operations	(82,625)	35,412	(19,834)		—		(67,047)
Interest expense, net	31,061	39,379			4,678	f	75,118
Loss on extinguishment of debt	—	9,073					9,073
Other income, net	(2,978)	(580)					(3,558)
Loss before provision for income taxes	(110,708)	(12,460)	(19,834)		(4,678)		(147,680)
Provision (benefit) for income taxes	(5,256)	3,243	(4,454)	e	(1,123)	e	(7,590)
Net loss	$(105,452)	$(15,703)	$(15,380)		$(3,555)		$(140,090)

Net loss per share of Common Stock:
Basic	$(0.86)	$(3.13)					$(1.14)
Diluted	$(0.86)	$(3.13)					$(1.14)
Net loss per share of Series A Preferred Stock:
Basic	$(0.86)	—					$(1.14)
Diluted	$(0.86)	—					$(1.14)
Weighted average shares of Common Stock outstanding:
Basic	121,454,845	5,024,802					121,454,845
Diluted	121,454,845	5,024,802					121,454,845
Weighted average shared of Series A Preferred Stock outstanding:
Basic	1,000,000	—					1,000,000
Diluted	1,000,000	—					1,000,000

Explanations to the Acuren Acquisition pro forma adjustments are as follows:

a.      Represents additional depreciation expense associated with the estimated increase in fair value of ASP Acuren’s property and equipment for the Predecessor period January 1, 2024 through July 29, 2024 using the weighted-average depreciable lives in the following table. For the Successor Period July 30, 2024 through December 31, 2024, depreciation expense in the historical period already reflects the increase in fair value and no pro forma adjustment is needed (dollars in thousands).

	Preliminary Estimated Increase in Fair Value	Estimated Weighted- Average Depreciable Lives (in years)	Estimated Additional Depreciation Expense For Year Ended December 31, 2024
Machinery and equipment	$53,530	4	$7,758
Vehicles	20,642	3	4,014
Buildings	6,052	22	160
Leasehold improvements	4,677	7	369
Pro forma adjustment	$84,901		$12,301

b.      Reflects the recognition of additional amortization expense associated with the estimated fair value of ASP Acuren’s intangible assets, net of the removal of historical amortization related to intangible assets from previous acquisitions, using the weighted-average useful lives in the following table (dollars in thousands):

	Preliminary Estimated Fair Value	Estimated Weighted- Average Useful Lives (in years)	Estimated Amortization Expense For Year Ended December 31, 2024
Customer Relationships	$670,000	15	$44,667
Technology	5,000	5	1,000
Trademark	100,000	15	6,667
Total	$775,000		$52,334
Less: historical amortization			(45,226)
Pro forma adjustment			$7,108

c.      Reflects the net impact of the elimination of the historical management consulting fees consisting of $2.8 million during the year ended December 31, 2024 paid by ASP Acuren to American Securities, LLC which would not have been incurred had the Acuren Acquisition been consummated on January 1, 2024. Also reflects the new management consulting fees, consisting of $2.0 million for year ended December 31, 2024 that would have been paid to Mariposa Capital, LLC had the Acuren Acquisition been consummated on January 1, 2024.

d.      Reflects general and administrative expenses of Admiral of $1.3 million during the period January 1, 2024 through July 29, 2024 which are not included in the Predecessor historical period. This adjustment excludes the following items: (i) $14.0 million of transaction expenses incurred by Admiral during the period January 1, 2024 through July 29, 2024 and (ii) investment earnings and interest income attributable to Admiral’s historical investments that would not have been earned if the Acuren Acquisition had been consummated on January 1, 2024, as these investments were liquidated and the resulting cash on hand was used to fund the Acuren Acquisition.

e.      Reflects the adjustment to Acuren’s income tax expense resulting from impact of the acquisition-related pro forma adjustments expected to be subject to income tax for the year ended December 31, 2024 based on an estimated combined U.S. federal and state statutory income tax rate of 24%.

f.       Reflects interest expense on the Senior Secured Term Facility of $775.0 million, including the estimated amortization of debt issuance costs, less the removal of historical interest expense related to the payoff of ASP Acuren’s historical debt balance.

The pro forma adjustment to record interest expense assumes the notes were entered into on January 1, 2024 and were outstanding for the entire year ended December 31, 2024. The initial interest rates assumed for purposes of preparing this pro forma financial information is 5.35% based on the Secured Overnight Financing Rate (the “SOFR rate”) plus a margin of 3.5%.

Acuren did not draw against the Revolving Credit Facility (other than the issuance of standby letters of credit) upon closing of the Acuren Acquisition. Pro forma interest expense includes a 0.5% annual commitment fee on the unused portion of the Revolving Credit Facility. Total debt issuance costs of $19.5 million related to the Acuren Term Facility will be amortized using the effective interest method over the 7-year term of the debt. Total debt issuance costs of $1.9 million related to the Revolving Credit Facility will be amortized on a straight-line basis over the 5-year term of the Revolving Credit Facility (dollars in thousands).

Year Ended December 31, 2024
Estimated interest expense – Term Facility	$40,537
Amortization of debt issuance costs	2,296
Commitment fee – Revolving Facility	219
Total estimated interest expense	43,052
Less: historical interest	(38,374)
Pro forma adjustment	$4,678

As the interest rate is variable, actual interest expense may differ from the amounts assumed in the pro forma condensed combined financial statements. A 1/8 of a percent point increase or decrease in the actual interest rates on the Term Facility would result in a change in interest expense of approximately $0.6 million for the year ended December 31, 2024.

g.      The unaudited pro forma basic and diluted net loss per share for the year ended December 31, 2024 is calculated using the historical weighted average basic and diluted shares outstanding for the Successor period July 30, 2024 to December 31, 2024, which already reflect the shares issued in the Acuren Acquisition as if the shares were outstanding for the entire period. Accordingly, no pro forma adjustment to weighted average shares outstanding is needed for the year ended December 31, 2024.

Acuren has determined that its Acuren Preferred Stock is a class of common shares. Accordingly, Acuren has used the two-class method of computing earnings per share for Acuren Common Stock and Acuren Preferred Stock according to participation rights in undistributed earnings. Under this method, pro forma net loss is allocated on a pro rata basis to the holders of Acuren Common Stock and Acuren Preferred Stock.

As the unaudited pro forma condensed combined statement of operations is in a net loss position, any potentially dilutive instruments would be anti-dilutive and thus these instruments have been excluded from the computation.

Note 4. Reclassification and Accounting Policies

During the preparation of the unaudited pro forma condensed combined financial information, Acuren performed a preliminary analysis to identify differences in Acuren and NV5’s historical financial statement presentation and significant accounting policies. Based on its initial analysis, Acuren did not identify any differences in accounting policies that would have a material impact on the unaudited pro forma condensed combined financial information. However, certain reclassification adjustments have been made to conform NV5’s historical financial statement captions to Acuren’s financial statement captions in the unaudited pro forma condensed combined financial statements, as detailed below.

Following the completion of the Merger, as more information becomes available, Acuren will finalize its comprehensive review of financial statement presentation and accounting policies. Therefore, the pro forma financial information may not reflect all reclassifications necessary to conform NV5’s presentation to that of Acuren due to limitations on the availability of current information. Accounting policy differences and additional reclassification adjustments may be identified as more information becomes available.

The following sets forth the reclassification adjustments made to conform NV5’s presentation to Acuren’s presentation in the unaudited pro forma condensed combined balance sheet as of March 31, 2025 (dollars in thousands):

Acuren Combined Presentation	NV5 Presentation	Historical NV5 at March 29, 2025	Reclassification Adjustments	Notes	Historical NV5 as reclassified for Acuren Corporation
Cash and cash equivalents	Cash and cash equivalents	$53,212	—		$53,212
Accounts receivable, net		—	194,610	(a)	194,610
Billed receivables, net	Billed receivables, net	194,610	(194,610)	(a)	—
Unbilled receivables, net	Unbilled receivables, net	129,621	—		129,621
Prepaid expenses and other current assets	Prepaid expenses and other current assets	23,268	—		23,268
Property and equipment, net	Property and equipment, net	64,392	—		64,392
Operating lease right-of-use assets, net		—	33,932	(b)	33,932
	Right-of-use lease assets, net	33,932	(33,932)	(b)	—
Goodwill	Goodwill	581,124	—		581,124
Intangibles assets, net	Intangibles assets, net	197,191	—		197,191
Deferred income tax asset	Deferred income tax asset	31,854	—		31,854
Other assets	Other assets	2,827	—		2,827
Total assets		$1,312,031	$—		$1,312,031
Accounts payable	Accounts payable	$69,122	$—		$69,122
Billings in excess of costs and estimated earnings on uncompleted contracts	Billings in excess of costs and estimated earnings on uncompleted contracts	58,971	—		58,971
Accrued expenses and other current liabilities		—	65,785	(c)	65,785
	Accrued liabilities	66,656	(66,656)	(c)	—
	Other current liabilities	2,623	(2,623)	(c)	—
	Current portion of contingent consideration	9,233	(9,233)	(c)	—
	Current portion of notes payable and other obligations	8,307	(8,307)	(d)	—
Current portion of long-term debt		—	8,307	(d)	8,307
Current portion of lease obligations		—	12,727	(c)	12,727
Debt, net of current portion		—	219,695	(e)	219,695
	Contingent consideration, less current portion	3,620	(3,620)	(f)	—
	Other long-term liabilities	25,503	(25,503)	(f)	—
	Notes payable and other obligations, less current portion	225,016	(225,016)	(e)(f)	—
Non-current lease obligations		—	4,832	(e)	4,832
Deferred income tax liability		—	—		—
Other liabilities		—	29,612	(f)	29,612
Total liabilities		469,051	—		469,051
Series A Preferred Shares, $0.0001 par value		—	—		—
Common stock, $0.0001 par value		—	657	(g)	657
	Preferred stock, $0.01 par value	—	—		—
	Common stock, $0.01 par value	657	(657)	(g)	—
Additional paid-in capital	Additional paid-in capital	547,730	—		547,730
Accumulated earnings (deficit)		—	294,916	(h)	294,916
	Retained earnings	294,916	(294,916)	(h)	—
Accumulated other comprehensive loss	Accumulated other comprehensive loss	(323)	—		(323)
Total liabilities and stockholders’ equity		$1,312,031	$—		$1,312,031

____________

(a)      Represents the reclassification of NV5’s “billed receivables, net” amounts to “Accounts receivable, net” to conform to Acuren’s historical presentation.

(b)      Represents the reclassification of NV5’s “Right-of-use lease assets, net” amount to “Operating lease right-of-use assets, net” to conform to Acuren’s historical presentation.

(c)      Represents the combination and reclassification of NV5’s “accrued liabilities”, “other current liabilities”, and “current portion of contingent consideration” amounts to “accrued expenses and other current liabilities” to conform to Acuren’s historical presentation. Additionally, represents the reclassification of NV5’s current portion of finance lease obligations from “accrued liabilities” to “current portion of lease obligations” to conform to Acuren’s historical presentation.

(d)      Represents the reclassification of NV5’s “current portion of notes payable and other obligations” to “current portion of long-term debt” to conform to Acuren’s historical presentation.

(e)      Represents the combination and reclassification of NV5’s “notes payable and other obligations, less current portion” amounts to “debt, net of current portion” to conform to Acuren’s historical presentation. Additionally, represents the reclassification of NV5’s “non-current finance lease obligations” from “notes payable and other obligations, less current portion” to “non-current lease obligations” to conform to Acuren’s historical presentation.

(f)      Represents the combination and reclassification of NV5’s “contingent consideration, less current portion” and “other long-term liabilities” amounts to “other liabilities” to conform to Acuren’s historical presentation. Additionally, represents the reclassification of other obligations from “notes payable and other obligations, less current portion” to “other liabilities” to conform to Acuren’s historical presentation.

(g)      Represents the reclassification of NV5’s “common stock, $0.01 par value” amount to “common stock, $0.0001 par value” to conform to Acuren’s historical presentation.

(h)      Represents the reclassification of NV5’s “retained earnings” amount to “accumulated earnings (deficit)” to conform to Acuren’s historical presentation.

The following sets forth the reclassification adjustments made to conform NV5’s presentation to Acuren’s presentation in the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2025, and for the year ended December 31, 2024 (dollars in thousands):

Acuren Presentation	NV5 Presentation	Historical NV5 for the three months ended March 29, 2025	Reclassification Adjustments	Note	Historical NV5 as reclassified for Acuren Corporation
Service revenue		$—	$234,045	(a)	$234,045
	Gross revenues	234,045	(234,045)	(a)	—
Total revenues		234,045	—		234,045
Cost of revenue		—	110,844	(b)	110,844
	Salaries and wages	59,246	(59,246)	(b)	—
	Sub-consultant services	39,158	(39,158)	(b)	—
	Other direct costs	12,440	(12,440)	(b)	—
Gross profit		123,201	—		123,201
Selling, general and administrative expenses		—	118,826	(c)	118,826
Transaction costs		—	—		—
	Salaries and wages, payroll taxes, and benefits	73,000	(73,000)	(c)	—
	General and administrative	23,944	(23,944)	(c)	—
	Facilities and facilities related	6,264	(6,264)	(c)	—
	Depreciation and amortization	15,618	(15,618)	(c)	—
Income from operations		4,375	—		4,375
Interest expense, net	Interest expense, net	3,545	—		3,545
Other income, net		—	—		—
Income before provision for income taxes		830	—		830
Provision (benefit) for income taxes	Income tax expense	402	—		402
Net income		$428	$—		$428

____________

(a)      Represents the reclassification of NV5’s “gross revenues” amount to “service revenue” to conform to Acuren’s historical presentation.

(b)      Represents the combination and reclassification of NV5’s “salaries and wages”, “sub-consultant services”, and “other direct costs” to “cost of revenue” to conform to Acuren’s historical presentation.

(c)      Represents the combination and reclassification of NV5’s “salaries and wages, payroll taxes, and benefits”, “general and administrative”, “facilities and facilities related”, and “depreciation and amortization” amounts to “selling, general and administrative expenses” to conform to Acuren’s historical presentation.

Acuren Presentation	NV5 Presentation	Historical NV5 for the Year Ended December 28, 2024	Reclassification Adjustments	Note	Historical NV5 as reclassified for Acuren Corporation
Service revenue		$—	$941,265	(a)	$941,265
	Gross revenues	941,265	(941,265)	(a)	—
Total revenues		941,265	—		941,265
Cost of revenue		—	458,032	(b)	458,032
	Salaries and wages	236,756	(236,756)	(b)	—
	Sub-consultant services	161,564	(161,564)	(b)	—
	Other direct costs	59,712	(59,712)	(b)	—
Gross profit		483,233	—		483,233
Selling, general and administrative expenses		—	439,799	(c)	439,799
Transaction costs		—	—		—
	Salaries and wages, payroll taxes, and benefits	268,370	(268,370)	(c)	—
	General and administrative	86,972	(86,972)	(c)	—
	Facilities and facilities related	23,864	(23,864)	(c)	—
	Depreciation and amortization	60,593	(60,593)	(c)	—
Income from operations		43,434	—		43,434
Interest expense, net	Interest expense, net	17,181	—		17,181
Other income, net		—	—		—
Income before provision for income taxes		26,253	—		26,253
Provision (benefit) for income taxes	Income tax benefit	(1,726)	—		(1,726)
Net income		$27,979	$—		$27,979

____________

(a)      Represents the reclassification of NV5’s “gross revenues” amount to “service revenue” to conform to Acuren’s historical presentation.

(b)      Represents the combination and reclassification of NV5’s “salaries and wages”, “sub-consultant services”, and “other direct costs” to “cost of revenue” to conform to Acuren’s historical presentation.

(c)      Represents the combination and reclassification of NV5’s “salaries and wages, payroll taxes, and benefits”, “general and administrative”, “facilities and facilities related”, and “depreciation and amortization” amounts to “selling, general and administrative expenses” to conform to Acuren’s historical presentation.

Note 5. Preliminary Purchase Consideration and Purchase Price Allocation

Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed are recorded at their acquisition date fair values. The purchase price allocation is preliminary and based on estimates of the fair value as of March 31, 2025, the date of the unaudited pro forma condensed combined balance sheet, as well as the estimated purchase consideration that will be subject to final purchase price adjustments in accordance with the terms of the Merger Agreement when the transaction is consummated.

Acuren has made certain adjustments to the historical book values of the assets and liabilities of NV5 to reflect preliminary estimates of fair value necessary to prepare the unaudited pro forma condensed combined financial information, with the excess of the purchase price over the fair value of the net assets recorded as goodwill. Upon final completion of the fair value assessment and purchase price consideration, the ultimate purchase price allocation may differ from the preliminary assessment outlined below.

The following table summarizes the components of the preliminary purchase consideration (in thousands, except share and per share amounts):

Equity Consideration:
Estimated total Acuren Common Stock to be issued	78,212,674
Acuren Common Stock per share price(1)	$10.50
Estimated fair value of total stock consideration	$821,233
Estimated fair value attributable to precombination services for converted NV5 equity awards	30,854
Estimated total equity portion of Merger consideration	$852,087
Cash Consideration:
Estimated cash consideration	$631,465
Estimated cash to payoff NV5 indebtedness
Estimated cash to cover NV5 seller transaction costs	32,000
Estimated total cash portion of Merger consideration	$663,465
Estimated total Merger consideration(2)	$1,515,552

____________

(1)      Represents the stock price of Acuren as of May 30, 2025.

(2)      Total Merger consideration excludes $214,750 of NV5 indebtedness assumed which will be paid off at closing.

The actual value of Acuren Common Stock to be issued will depend on the per share price of Acuren Common Stock at the Closing, and therefore, the stock consideration will fluctuate with the market price of Acuren Common Stock until the acquisition is completed. The estimated fair value of stock consideration is a function of the exchange ratio as determined by the average of Acuren’s Common Stock daily VWAP for the 10 full consecutive trading days ending on and including the business day prior to the Closing. The actual number of shares of Acuren Common Stock to be issued at Closing will be determined based on the floating Exchange Ratio calculated as $13.00 divided by the Acuren Closing VWAP, subject to a floor of $9.53 per share of Acuren Common Stock and a ceiling of $11.65 per share of Acuren Common Stock. If Acuren’s average stock price is greater than or equal to $11.65 per share, then the exchange ratio will be 1.1157. If Acuren’s average stock price is less than or equal to $9.53 per share, then the exchange ratio will be 1.3636. If Acuren’s average stock price is less than $11.65 and greater than $9.53, then the ratio will be calculated as $13.00 divided by the Acuren Closing VWAP.

As noted above, the total value of stock consideration will not change unless Acuren’s Closing VWAP is above or below the range of $9.53 to $11.65. This range represents a range of +/- 10 percent of the target Closing VWAP of $10.59, and therefore, no sensitivity is provided on the estimated fair value of total stock consideration.

The following table summarizes a preliminary allocation of the estimated total purchase consideration to NV5’s assets and liabilities based on Acuren’s preliminary estimate of their respective fair values assuming the Merger had closed on March 31, 2025 (dollars in thousands):

Cash consideration	$663,465
Equity consideration	852,087
Total estimated consideration	$1,515,552

Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	$53,212
Accounts receivable	194,610
Unbilled receivables	129,621
Prepaid expenses and other current assets	23,268
Plant and equipment	81,300
Operating lease right-of-use assets	33,932
Deferred income tax assets	31,854
Other assets	2,827
Intangible assets	851,000
Accounts payable	(69,122)
Accrued expenses and other current liabilities	(65,785)
Billings in excess of costs and estimated earnings on uncompleted contracts	(58,971)
Current portion of long-term debt	(8,307)
Current portion of lease obligations	(12,727)
Long-term debt, net of current portion	(219,695)
Non-current lease obligations	(4,832)
Deferred income tax liabilities	(159,679)
Other liabilities	(29,612)
Total identifiable net assets	772,894
Goodwill	$742,658

The preliminary unaudited pro forma purchase price allocation has been made solely for the purposes of preparing the unaudited pro forma condensed combined financial information. Estimates of fair value of NV5’s assets and liabilities are based on discussions with Acuren management, due diligence review in connection with the Merger, and other currently available information. The analysis was performed at an aggregate level and was based on estimates that are reflective of market participant assumptions.

Note 6. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The adjustments included in the unaudited pro forma condensed combined balance sheet are as follows:

(A) Cash and Cash Equivalents

The unaudited Acquisition pro forma adjustment to cash and cash equivalents is calculated as follows (dollars in thousands):

Cash portion of total merger consideration to NV5 stockholders (see Note 5)	$(631,465)
Repayment of NV5 seller transaction costs	(32,000)
Acuren transaction advisory costs for the Merger	(27,550)
Total Acquisition pro forma adjustment to cash and cash equivalents	$(691,015)

The unaudited Financing pro forma adjustment to cash and cash equivalents is calculated as follows (dollars in thousands):

Proceeds from Acuren’s new term loan facility	$850,000
Less: deferred financing costs for Acuren’s new term loan	(40,375)
Less: deferred financing costs for Acuren’s new revolver	(563)
Less: Repayment of NV5 Senior Facility at Closing	(214,750)
Total Financing pro forma adjustment to cash and cash equivalents	$594,312

Reflects gross proceeds of $850.0 million from Acuren’s senior secured incremental term facility issued in conjunction with the NV5 merger, less $40.4 million and $0.6 million of debt issuance costs for the new term loan and revolver, respectively, and the assumption of NV5’s Senior Facility which will be paid off at Closing.

(B) Property and Equipment, Net

The unaudited pro forma adjustment to property and equipment, net the $16,908 adjustment to increase NV5’s property and equipment to its estimated fair value, as follows (dollars in thousands):

	Preliminary Estimated Fair Value	Estimated Weighted- Average Depreciable Life
Office furniture and equipment	$2,200	3 years
Computer equipment	14,000	3 years
Survey and field equipment – other	41,200	3 years
Survey and field equipment – aircraft & vessels	20,600	10 years
Leasehold improvements	3,300	5 years
Total fair value of property and equipment	81,300
Less: historical NV5 net book value	(64,392)
Pro forma property and equipment adjustment	$16,908

(C) Goodwill

Goodwill reflects the preliminary estimate of the excess of the total merger consideration to be paid by Acuren over the fair value of NV5’s identifiable assets and liabilities. The estimated total Merger Consideration to be paid by Acuren, based on the closing price of Acuren Common Stock on May 30, 2025 (the most recent practicable date), and the excess of the purchase price over the estimated fair value of the identifiable net assets is explained above in Note 5 and pro forma adjustment to goodwill is calculated as follows (dollars in thousands):

Total merger consideration (see Note 5)	$1,515,552
Less: fair value of NV5’s identifiable net assets and liabilties, including NV5’s historical debt	(772,894)
Total new NV5 goodwill	742,658
Less: historical NV5 goodwill	(581,124)
Pro forma goodwill adjustment	$161,534

(D) Intangible Assets, Net

The unaudited pro forma adjustment reflects the step-up to the preliminary estimated fair value of NV5’s identifiable intangible assets from the respective carrying values reported by NV5 as of March 31, 2025. The intangible assets primarily consist of customer relationships, customer backlog, trade names, developed technology as follows (dollars in thousands):

Preliminary Estimated Fair Value
Customer relationships	$697,300
Customer backlog	36,700
Tradenames	110,000
Developed technology	7,000
Total	851,000
Less: historical NV5 intangible assets, net	(197,191)
Pro forma intangible assets adjustment	$653,809

Trade names are expected to be amortized on a straight-line basis over estimated useful lives of 15 year based on Acuren’s historical experience in the industry, coupled with the fact that NV5’s tradenames have existed for many years and Acuren expects to continue to use them for the foreseeable future.

The estimated fair value of customer backlog is expected to be amortized on a straight-line basis over estimated useful lives of 1 year based on benchmarking within the industry and Acuren’s historical experience.

The estimated fair value of customer relationship intangible assets is expected to be amortized on a straight-line basis over estimated useful lives of 15 years. The estimated amortizable life of customer relationships was determined after consideration of Acuren’s historical experience in assigning lives to its acquired intangible assets. Based on due diligence, Acuren currently believes that NV5’s customer relationships have existed for many years.

The estimated fair value of developed technology intangible assets are expected to be amortized on a straight-line basis over estimated useful lives of 3 years based on benchmarking within the industry and Acuren’s historical experience.

(E) Debt

The unaudited pro forma debt adjustment (dollars in thousands) reflects the settlement of $214,750 of NV5’s existing Senior Facility debt required to be paid off at Closing of the Merger and the adjustment includes the write-off of $988 of related unamortized deferred financing costs, The classification of the debt settlement between current portion of long-term debt and long-term debt is $0 and $213,762, respectively. NV5’s uncollateralized promissory notes, finance leases and other obligations at March 31, 2025 are expected to continue as outstanding indebtedness of the combined company after completion of the merger. The fair value of this debt is likely to fluctuate until the First Merger is completed.

(F) Deferred Income Tax Liabilities

The unaudited pro forma adjustment to deferred income tax liabilities is calculated as follows (dollars in thousands):

Deferred taxes associated with NV5’s property and equipment fair value adjustment	$4,227
Deferred taxes on NV5’s identifiable intangible assets fair value adjustment	163,452
Deferred taxes resulting from Acuren’s transaction costs	(6,888)
Deferred taxes resulting from Acuren’s repayment of NV5’s seller transaction costs	(8,000)
Total pro forma deferred tax liabilities adjustment	$152,791

The unaudited pro forma adjustment reflects the change in net deferred income tax liabilities arising from the fair value adjustments to NV5’s assets and liabilities. Deferred income tax adjustments arising from fair value adjustments have been estimated at the expected combined U.S. federal and state statutory tax rate of 25%. These adjustments were made to the “deferred tax liabilities” line in the unaudited pro forma condensed combined balance sheet. All Acuren’s and NV5’s historical deferred tax assets and liabilities were not adjusted or netted.

(G) Stockholders’ Equity

The pro forma condensed combined balance sheet reflects the elimination of NV5’s historical equity balances and the issuance of approximately 77.5 million shares of Acuren Common Stock expected to be issued in the merger (based upon the number of shares of NV5 Common Stock outstanding and the number of shares underlying equity awards outstanding or to be granted pursuant to compensation arrangements.) The unaudited pro forma adjustment to common stock, additional paid-in capital and retained earnings is calculated as follows (dollars in thousands):

	Common Stock	Additional Paid-in-Capital	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Loss
Elimination of NV5 historical balance	$(657)	$(547,730)	$(294,916)	$323
Issuance of Acuren common stock, net of issuance costs	7,821	844,266	—	—
Estimated transaction advisory costs	—	—	(27,550)	—
Write-off NV5 Senior Facility unamortized debt issue costs	—	—	(988)	—
Tax benefit on payment of Acuren’s transaction fees			6,888
Total pro forma adjustment	$7,164	$296,536	$(316,566)	$323

Accumulated earnings (deficit) was reduced for estimated transaction advisory costs, net of the estimated tax effects related to these one-time costs, and costs related to the write off of NV5’s historical debt issuance costs.

The adjustments included in the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

(H) Cost of Revenue

Represents additional depreciation expense associated with the preliminary estimated increase in fair value of NV5’s property and equipment using the weighted average estimated depreciable lives in the following table (dollars in thousands):

	Preliminary Estimated Fair Value	Estimated Weighted- Average Depreciable Lives (in years)	Estimated Depreciation Expense For Three Months Ended March 31, 2025	Estimated Depreciation Expense For Year Ended December 31, 2024
Office furniture and equipment	$2,200	3	$183	$733
Computer equipment	14,000	3	1,167	4,667
Survey and field equipment – other	41,200	3	3,433	13,733
Survey and field equipment – aircraft & vessels	20,600	10	515	2,060
Leasehold improvements	3,300	5	165	660
Total	$81,300		$5,463	$21,853
Less: historical depreciation			(4,553)	(16,196)
Pro forma depreciation expense adjustment			$910	$5,657

Depreciation classified within “cost of revenue”			$312	$1,940
Depreciation classified within “selling, general, and administrative”			598	3,717
Total			$910	$5,657

(I) Selling, General and Administrative Expense (SG&A)

The unaudited pro forma adjustment to SG&A is calculated as follows (dollar in thousands):

	Three Months Ended March 31, 2025	Year Ended December 31, 2024
Depreciation expense adjustment (see Note H above)	$598	$3,717
Intangible asset amortization expense (see Note I1 below)	10,389	42,438
Share-based compensation expense (see Note I2 below)	375	2,598
Pro forma adjustment	$11,362	$48,753

(I1) The pro forma acquisition-related amortization expense adjustment reflects the recognition of additional amortization expense associated with the preliminary estimated fair values of NV5’s intangible assets related to customer relationships, customer backlog, trade names, and developed technology using the weighted-average useful lives net of the removal of the NV5’s historical amortization expense related to intangible assets from previous acquisitions as outlined in the following table (dollars in thousands):

	Preliminary Estimated Fair Value	Estimated Weighted- Average Useful Lives (in years)	Estimated Amortization Expense For Three Months Ended March 31, 2025	Estimated Amortization Expense For Year Ended December 31, 2024
Customer relationships	$697,300	15	$11,622	$46,487
Customer backlog	36,700	1	9,175	36,700
Tradenames	110,000	15	1,833	7,333
Developed technology	7,000	3	583	2,333
Total	$851,000		$23,213	$92,853
Less: historical amortization			(12,824)	(50,415)
Pro forma amortization expense adjustment			$10,389	$42,438

(I2) The pro forma adjustment related to share-based compensation expense reflects the estimated incremental fair value measured as the difference between NV5’s historical unvested equity awards immediately before the Closing and the new unvested Acuren awards as presented below (dollars in thousands):

	Three Months Ended March 31, 2025	Year Ended December 31, 2024
Share-based compensation expense for Acuren replacement awards	$7,145	$28,579
Less: historical NV5 share-based compensation expense	(6,770)	(25,981)
Pro forma adjustment for share-based compensation expense	$375	$2,598

(J) Transaction Costs

The unaudited pro forma adjustment related to Transaction costs reflects the $27.6 million of Acuren costs related to settlement of Acuren transaction costs that have been incurred or are expected to be incurred in connection with the Merger that have not yet been recognized in the historical periods:

(K) Interest Expense

The unaudited pro forma adjustment related to interest expense reflects the interest expense on the senior secured incremental term facility of $850.0 million, including the estimated amortization of debt issuance costs. The pro forma adjustment to record interest expense assumes the senior secured incremental term facility was entered into on January 1, 2024, and was outstanding for the entire year ended December 31, 2024, and three months ended March 31, 2025. The initial interest rates assumed for purposes of preparing this pro forma financial information is 7.32% based on the SOFR plus a margin of 3.0%.

Acuren does not expect to draw against the Revolving Credit Facility upon Closing. Total expected debt issuance costs of $40.9 million will be amortized using the effective interest method over the term of the debt. The following adjustments have been recorded to interest expense (dollars in thousands):

	Three Months Ended March 31, 2025	Year Ended December 31, 2024
Estimated interest expense – Term Facility(1)	$15,738	$62,664
Amortization of debt issuance costs	1,435	5,449
Financing pro forma adjustments to interest expense	$17,173	$68,113

Historical interest related to NV5 Senior Facility	(3,555)	(16,798)
Acquisition pro forma adjustment to interest expense	$(3,555)	$(16,798)

____________

(1)      As the interest rate on the Term Facility is variable, actual interest expense may differ from the amounts assumed in the unaudited pro forma condensed combined statement of operations. A 1/8 of a percent point increase or decrease in the final interest rates on the Term Facility would result in a change in interest expense of approximately $0.3 million and $1.1 million for the three months ended March 31, 2025 and the year ended December 31, 2024, respectively.

(L) Income Tax Expense

The pro forma adjustment to provision (benefit) reflects the adjustment to Acuren’s income tax expense resulting from impact of the acquisition-related pro forma adjustments at the expected statutory rate of 25% for the three months ended March 31, 2025 and for the year ended December 31, 2024. All other tax expense (benefit) amounts are stated at their historical amounts.

(M) Weighted Average Shares Outstanding

The unaudited pro forma weighted average number of basic and diluted shares outstanding are calculated using Acuren’s historical weighted average shares outstanding for the three months ended March 31, 2025 and for the year ended December 31, 2024, plus the issuance of additional shares in connection with the Merger. The estimated number of Acuren shares to be issued as equity consideration is 78.2 million, which is calculated using $10.50, the stock price of Acuren as of May 30, 2025.

As the Merger is reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted earnings per share assumes that the shares issuable relating to the Merger were outstanding since January 1, 2024. As the unaudited pro forma condensed combined statement of operations is in a net loss position, any potentially dilutive instruments would be anti-dilutive and thus these instruments have been excluded from the computation.

The Acuren Preferred Stock is a class of common shares, and as such, Acuren used the two-class method of computing earnings per share for Acuren Common Stock and Acuren Preferred Stock according to participation rights in undistributed earnings. Under this method, when Acuren is in a loss position, net loss is allocated on a pro-rata basis to the holders of Acuren Common Stock and Acuren Preferred Stock. Acuren has applied the two-class method for the purpose of calculating pro forma basic and diluted net loss per share.

If Acuren’s Closing VWAP was $9.53 per share (the lowest end of the range), then 86,902,971 shares of Acuren Common Stock would be issued as stock consideration and the pro forma loss per share (basic and diluted) would ($0.21) per share and $(1.01) for the three months ended March 31, 2025, and year ended December 31, 2024, respectively.

If Acuren’s Closing VWAP was $11.65 per share (the highest end of the range), then 71,102,431 shares of Acuren Common Stock would be issued as stock consideration and the pro forma loss per share (basic and diluted) would be ($0.23) per share and $(1.09) for the three months ended March 31, 2025, and year ended December 31, 2024, respectively.

COMPARISON OF STOCKHOLDER RIGHTS

NV5 stockholders and holders of NV5 Equity Awards will receive shares of Acuren Common Stock in the Merger. Acuren and NV5 are both Delaware corporations subject to the DGCL. If the Merger is completed, the rights of NV5 stockholders and holders of NV5 Equity Awards who become Acuren stockholders through the receipt of shares of Acuren Common Stock and the rights of Acuren stockholders will continue to be governed by the DGCL, the Acuren Certificate of Incorporation and the Acuren Bylaws. The following summary is not a complete statement of the rights of Acuren stockholders or NV5 stockholders or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to the DGCL and Acuren’s and NV5’s governing corporate documents, which NV5 stockholders should read. For information on how copies of these documents may be obtained, please see “Where You Can Find More Information.”

AUTHORIZED CAPITAL STOCK

Acuren	NV5

The Acuren Certificate of Incorporation currently authorizes Acuren to issue 505,000,000 shares of capital stock, consisting of 500,000,000 shares of Acuren Common Stock, and 5,000,000 shares of Acuren preferred stock, each having a par value of $0.0001 per share. As of June 24, 2025 there were 121,476,215 shares of Acuren Common Stock outstanding and 1,000,000 shares of Acuren preferred stock outstanding.

The NV5 Certificate of Incorporation currently authorizes NV5 to issue 50,000,000 shares of capital stock, consisting of (i) 45,000,000 shares of NV5 Common Stock and (ii) 5,000,000 shares of preferred stock, each having a par value of $0.01 per share. As of June 24, 2025 there were 67,031,608 shares of NV5 Common Stock outstanding.

vOTING rIGHTS

The DGCL provides that each stockholder is entitled to one vote for each share of capital stock held by such stockholder, unless otherwise provided in a corporation’s certificate of incorporation. Each share of Acuren Common Stock and each share of NV5 Common Stock entitles its holder to one vote for each share held as of the record date for determination of stockholders entitled to vote on each matter submitted to a vote of stockholders.

Acuren	NV5

Subject to the discussion in “— Election of Directors” below, with respect to any matter, other than a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by law or Acuren’s governing documents, the majority of votes cast by the holders of the shares having voting power present in person or represented by proxy at a meeting at which a quorum is present will be the act of the stockholders.

Pursuant to the Acuren Certificate of Incorporation, the number of authorized shares of any class of stock of Acuren may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the outstanding shares of Acuren capital stock, without the separate approval of the holders of the Acuren Preferred Stock.

Subject to the discussion in “— Election of Directors” below, unless otherwise required by law or the NV5 Certificate of Incorporation, any question brought before any meeting of the stockholders, other than the election of directors, shall be decided by the affirmative vote of the holders of a majority of the total number of votes of NV5’s capital stock represented in person or by proxy and entitled to vote on the matter, voting as a single class. Such votes may be cast in person or by proxy but no proxy shall be voted on or after three years from its date, unless such proxy provides for a longer period. The NV5 Certificate of Incorporation provides that the number of authorized shares of any class of stock of NV5 may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the outstanding shares of NV5 Common Stock, without the approval of the holders of any NV5 preferred stock, unless the approval of any such holders is required by the NV5 Certificate of Incorporation (including any certificate of designations).

Acuren	NV5

Pursuant to the Acuren Certificate of Incorporation, the powers, preferences, other rights, qualifications, limitations or restrictions of the holders of any series of preferred stock, other than Acuren Preferred Stock which is currently authorized in the Certificate of Incorporation, may be determined in a certificate of designations adopted by the Acuren Board. Except for the voting rights of the Acuren Preferred Stock and as otherwise provided by law or in the Acuren Certificate of Incorporation (including a certificate of designation), the holders of Acuren preferred stock will not be entitled to vote at any meeting of the stockholders.

Pursuant to the NV5 Certificate of Incorporation, the NV5 Board is authorized to provide for the issuance of all or any shares of preferred stock in one or more classes or series, and to fix for each such class or series such number of shares, designations, voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution(s) adopted by the NV5 Board providing for the issuance of such class or series.

NUMBER OF DIRECTORS AND SIZE OF BOARD

The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors as fixed by such company’s certificate of incorporation or bylaws.

Acuren	NV5

The Acuren Board currently has eight members, which, at the First Effective Time, will increase to eleven members. The Acuren bylaws provide that the number of directors shall be determined by resolution of the Acuren Board.

The NV5 Board currently has seven members. The NV5 bylaws provide that the number of directors shall be fixed from time to time exclusively by resolution adopted by a majority of the total number of authorized NV5 directors (whether or not there exist any vacancies in previously authorized directorships).

TERM OF DIRECTORS

Acuren	NV5

The Acuren Certificate of Incorporation and Acuren Bylaws provide for an unclassified board. Each director holds office until his or her successors have been duly elected and qualified, or otherwise until his or her earlier death, resignation or removal.

The NV5 Certificate of Incorporation and NV5 Bylaws provide for an unclassified board. At each annual meeting of stockholders, directors are elected with terms that expire at the next annual meeting of stockholders after their election, with each director to hold office until his or her successor has been duly elected and qualified, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

ELECTION OF DIRECTORS

Acuren	NV5

Under the Acuren Bylaws, directors shall be elected by a majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present. As set forth in the Acuren Bylaws, “a majority of the votes cast” means that the number of shares voted “for” a nominee for election to the Acuren Board exceeds the votes cast “against” such nominee and shall not include abstentions. In the event of a contested election, in accordance with the Acuren Bylaws, directors are elected by a plurality of the votes cast.

Under the NV5 Bylaws, all elections of directors are determined by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote on the election.

Election of directors need not be by written ballot.	The NV5 Bylaws provides that the election of directors shall be by ballot.

REMOVAL OF DIRECTORS

The DGCL provides that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

Acuren	NV5

Under the Acuren Certificate of Incorporation, except for removal without cause of any directors elected by the holders of any series of preferred stock then outstanding, any or all of the directors on the Acuren Board may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least a majority of the voting power of Acuren’s then outstanding capital stock entitled to vote generally in the election of directors.

Under the NV5 Certificate of Incorporation, subject to the rights, if any, of the holders of shares of NV5 preferred stock then outstanding, any or all of the directors on the NV5 Board may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least a majority of the voting power of NV5’s then outstanding capital stock entitled to vote generally in the election of directors.

VACANCIES

The DGCL provides that, unless otherwise provided in the certificate of incorporation or bylaws, vacancies and newly created directorships may be filled by a majority vote of the directors then in office, even if the number of directors then in office is less than a quorum.

Acuren	NV5

Under the Acuren Certificate of Incorporation and Acuren Bylaws, subject to the rights of holders of any series of any preferred stock then outstanding, newly-created directorships resulting from any increase in the authorized number of directors and any vacancies in the Acuren Board may be filled by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the earliest of (a) the expiration of the term of office of the director whom he or she has replaced, (b) a successor being elected and qualified and (c) the director’s earlier death, resignation or removal.

Under the NV5 Certificate of Incorporation and NV5 Bylaws, subject to the rights of the holders of NV5 preferred stock then outstanding, any vacancy on the NV5 Board that results from an increase in the authorized number of directors and any vacancies in the NV5 Board may be filled only by a majority of the NV5 directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy shall hold office until the next annual meeting of the stockholders and until his or her successor shall be duly elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal from office.

QUORUM FOR BOARD MEETINGS

The DGCL provides that a majority of the total number of directors will constitute a quorum for the transaction of business by the board of directors, unless the certificate of incorporation or bylaws provide otherwise in which case a quorum shall not be less than one-third of the total number of directors.

Acuren	NV5

Under the Acuren Bylaws, the presence of the directors entitled to cast a majority of the votes of the whole Acuren Board shall constitute a quorum for the transaction of business and the act of the directors entitled to cast a majority of the votes of present at any meeting at which there is a quorum shall be the act of the Acuren Board (except as may be otherwise specifically provided by law or the Acuren Certificate of Incorporation).

Under the NV5 Bylaws, at all meetings of the NV5 Board, a majority of the entire NV5 Board shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the NV5 Board.

ANNUAL MEETINGS OF STOCKHOLDERS

Under the DGCL, if a corporation does not hold an annual meeting to elect directors within the thirteen-month period following its last annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

Each of the Acuren Bylaws and the NV5 Bylaws provide that annual meetings of stockholders shall be held at such dates and times as shall be designated by such corporation’s board and stated in the notice of the meeting, at which time the stockholders shall elect a board of directors and transact such other business as may be properly brought before the meeting. The Acuren Board may postpone any previously scheduled annual meeting of stockholders.

QUORUM FOR STOCKHOLDER MEETINGS

Under the DGCL, and each of the Acuren Bylaws and the NV5 Bylaws, the holders of a majority of the capital stock issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business.

NOTICE OF ANNUAL AND SPECIAL MEETINGS OF STOCKHOLDERS

Under the DGCL and each of the Acuren Bylaws and the NV5 Bylaws, notice of any meeting of stockholders must be sent not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at the meeting.

CALLING SPECIAL MEETINGS OF STOCKHOLDERS

The DGCL provides that special meetings may be called by the board of directors or by such persons as may be authorized by the certificate of incorporation or by the bylaws.

Acuren	NV5

The Acuren Certificate of Incorporation and Acuren Bylaws provide that special meetings of the stockholders, other than those required by statute, may be called at any time by the Acuren Board, Acuren’s chief executive officer or the chairman of the Acuren Board.

The NV5 Certificate of Incorporation provides that special meetings of the stockholders for any purpose or purposes, may be called only by the NV5 Board, the chairman of the NV5 Board, or NV5’s president.

STOCKHOLDERS ACTION BY WRITTEN CONSENT

The DGCL provides that, unless otherwise provided in a corporation’s certificate of incorporation or bylaws, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Acuren	NV5

The Acuren Certificate of Incorporation provides that, except as otherwise provided for or fixed pursuant to Article Fourth of the Acuren Certificate of Incorporation relating to the rights of the holders of any series of preferred stock then outstanding, any action required or permitted to be taken by the Acuren stockholders must be effected at a duly-called annual or special meeting of the Acuren stockholders and may not be effected by any consent in writing by such stockholders. Pursuant to the Acuren Certificate of Incorporation, action required or permitted to be taken at any meeting of the holders of the Acuren Preferred Stock may be taken without a meeting, without prior notice, and without a vote, if a written consent or consents are signed by such holders having the requisite votes necessary to take such action at a meeting and delivered to Acuren.

The NV5 Certificate of Incorporation provides that any action required or permitted to be taken by NV5 stockholders must be effected at a duly called annual or special meeting of the NV5 stockholders, and the ability of NV5 stockholders to consent in writing to the taking of any action is specifically denied.

AMENDMENT OF GOVERNING DOCUMENTS

Under the DGCL, the power to adopt, alter, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, alter, amend or repeal its bylaws. Under the DGCL, unless a greater vote is required by the certificate of incorporation, the certificate of incorporation may be amended by the board of directors and holders of a majority of the outstanding shares of capital stock entitled to vote on the amendment, except that certain amendments require approval by stockholders voting separately as a class and/or series and other amendments may be authorized solely by the board of directors.

Acuren	NV5

The Acuren Certificate of Incorporation grants the Acuren Board the power to adopt, amend or repeal the Acuren Bylaws. The Acuren stockholders may also alter, amend or repeal the Acuren Bylaws by the affirmative vote of holders of at least two-thirds (66 2/3%) of the outstanding shares of Acuren capital stock.

The Acuren Certificate of Incorporation provides that, in addition to any other vote required by the certificate of incorporation or applicable law, an amendment to or adoption of any provision inconsistent with Articles FIFTH, SIXTH, SEVENTH, or the second sentence of Article NINTH of the Acuren Certificate of Incorporation requires approval by holders of at least 66 2/3% of the outstanding shares of Acuren’s capital stock generally entitled to vote.

The NV5 Certificate of Incorporation grants the NV5 Board the power to adopt, amend or repeal the NV5 Bylaws. The NV5 stockholders may also alter, amend or repeal the NV5 Bylaws by the affirmative vote of holders of at least two-thirds (66 2/3%) of the outstanding shares of NV5 capital stock.

The NV5 Certificate of Incorporation provides that, in addition to any other vote required by the certificate of incorporation or applicable law, an amendment to Articles V, VI, VII, VIII, and IX of the NV5 Certificate of Incorporation requires approval by holders of at least 66 2/3% of the voting power of all outstanding shares of NV5’s capital stock entitled to vote generally in the election of directors.

LIMITATION ON LIABILITY OF DIRECTORS AND OFFICERS

Delaware has adopted a law that allows corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breach of fiduciary duty. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations allowed by the law, directors are accountable to corporations and their stockholders for monetary damages for acts of gross negligence. Although the Delaware law does not change directors’ duty of care, it allows corporations to limit available relief to equitable remedies such as injunction or rescission.

The NV5 Certificate of Incorporation and the Acuren Certificate of Incorporation limit the liability of its directors to the fullest extent permitted by this law. The Acuren Certificate of Incorporation limits the liability of its officers to the fullest extent permitted by this law.

Specifically, each of NV5’s and Acuren’s directors is not personally liable for monetary damages for any breach of their fiduciary duty as a director, except for liability:

•        for any breach of their duty of loyalty to the corporation or its stockholders;

•        for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•        under provisions relating to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•        for any transaction from which the director derived an improper personal benefit.

Each of Acuren’s officers is not personally liable for monetary damages for any breach of their fiduciary duty as an officer, except for liability:

•        for any breach of their duty of loyalty to the corporation or its stockholders;

•        for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•        for any transaction from which the director derived an improper personal benefit; or

•        in any action by or in the right of the corporation.

This limitation may have the effect of reducing the likelihood of derivative litigation against Acuren and NV5 directors and Acuren officers and may discourage or deter stockholders or management from bringing a lawsuit against Acuren and NV5 directors or Acuren officers for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the corporation’s stockholders.

INDEMNIFICATION, ADVANCEMENT, AND INSURANCE

To the extent that a present or former director, officer or employee of NV5 or Acuren has been successful on the merits or otherwise in defense of any threatened, pending, or completed proceeding referred to in Section 145(a) or (b) of the DGCL, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) reasonably incurred by him or her in connection therewith.

Each of NV5 and Acuren may maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the respective corporation or is or was serving at the request of the respective corporation as a director, officer, employee or agent of another entity against any liability asserted against such person and incurred by such person in any capacity, or arising out of such person’s status as such, whether or not the respective corporation would have the power to indemnify such person against such liability.

Any rights to indemnification or advancement of expenses conferred upon any current or former director, officer or employee of NV5 or Acuren are contractual, vest when such person becomes a director, officer or employee of NV5 or Acuren, and shall continue as vested contract rights even if such person ceases to be a director, officer or employee of NV5 or Acuren. Any amendment, repeal, or modification of, or adoption of any provision inconsistent with the rights conferred under each of the NV5 Bylaws and the Acuren Bylaws shall not adversely affect any right to indemnification or advancement of expenses granted to any person pursuant hereto with respect to any act or omission of such person occurring prior to the time of such amendment, repeal, modification or adoption (regardless of whether the proceeding relating to such acts or omissions, or any proceeding relating to such person’s rights to indemnification or to advancement of expenses, is commenced before or after the time of such amendment, repeal, modification, or adoption), and any such amendment, repeal, modification or adoption that would adversely affect such person’s rights to indemnification or advancement of expenses shall be ineffective as to such person, except with respect to any threatened, pending or completed proceeding that relates to or arises from (and only to the extent such proceeding relates to or arises from) any act or omission of such person occurring after the effective time of such amendment, repeal, modification or adoption.

ANTI-TAKEOVER PROVISIONS

Each of NV5 and Acuren are governed by Section 203 of the DGCL, which prohibits a “business combination” between a Delaware corporation and an “interested stockholder.” An interested stockholder is defined as a person who, together with any affiliates or associates of such person, “owns” 15% or more of the outstanding voting shares of a Delaware corporation. The “ownership” of shares for purposes of Section 203 of the DGCL is defined to include beneficial ownership and certain agreements, arrangements and understandings in respect of the respective shares. This provision may prohibit business combinations between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder. The term “business combination” is broadly defined to include a broad array of transactions, including mergers, consolidations, sales or other dispositions of assets having a total value in excess of 10% of the consolidated assets of the corporation or all of the outstanding stock of the corporation, and some other transactions that would increase the interested stockholder’s proportionate share ownership in the corporation. This prohibition is effective unless: (i) the business combination or the transaction that resulted in the stockholder becoming an interested stockholder is approved by such corporation’s board prior to the time the interested stockholder becomes an interested stockholder; (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation, other than stock held by directors who are also officers or by qualified employee stock plans, in the transaction in which it becomes an interested stockholder; or (iii) the business combination is approved by a majority of the board of the corporation and by the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

APPRAISAL RIGHTS

Under the DGCL, the stockholders of Delaware corporations have appraisal rights provided by Section 262 of the DGCL, to the extent applicable, provided they comply with the requirements and conditions set forth in Section 262 of the DGCL. No appraisal rights will be available with respect to the Acuren Stock Issuance. NV5 stockholders are entitled to appraisal rights under Section 262 of the DGCL with respect to the Merger, provided they comply with the requirements and conditions set forth in Section 262 of the DGCL. Shares of NV5 Common Stock held by stockholders that do not vote for approval of the Merger and make a demand for appraisal in accordance with Delaware law will not be converted into shares of Acuren Common Stock, but will represent the right to receive payment from the combined company in the amount of the fair value of their shares of NV5 Common Stock as determined in accordance with Delaware law. See “The Merger — Appraisal Rights and Dissenters’ Rights.”

EXCLUSIVE FORUM

Acuren	NV5

Unless Acuren consents in writing to the selection of an alternative forum, the sole and exclusive forum shall be the Court of Chancery of the State of Delaware for (a) any derivative action or proceeding brought by or on behalf of Acuren, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder or employee of Acuren to Acuren or Acuren’s stockholders, (c) any civil action to interpret, apply or enforce any provision of the DGCL, (d) any action asserting a claim, including a claim in the right of Acuren, as to which the DGCL confers jurisdiction upon the Court of Chancery of the State of Delaware, or (e) any action asserting a claim governed by the internal affairs doctrine.

The Acuren Certificate of Incorporation also provides that, unless Acuren consents in writing to the selection of an alternative forum, the federal courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

The Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of NV5, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer of NV5 to NV5 or to NV5’s stockholders, (iii) any action asserting a claim against NV5 arising pursuant to any provision of the DGCL, the NV5 Certificate of Incorporation, or the NV5 Bylaws, or (iv) any action asserting a claim against NV5 governed by the internal affairs doctrine.

ACUREN CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS

ASP Acuren is our predecessor.    The following is a discussion of the results of operations of ASP Acuren (Predecessor) for the period from January 1, 2024 to July 29, 2024 and Acuren Corporation (Successor) for the period from July 30, 2024 to December 31, 2024 compared to the results of operations of ASP Acuren (Predecessor) for the year ended December 31, 2023 and the results of operations of Acuren Corporation (Successor) for the three months ended March 31, 2025 compared to the results of operations of ASP Acuren (Predecessor) for the three months ended March 31, 2024. This discussion should be read in conjunction with the information contained in the audited Acuren Corporation consolidated financial statements and the notes related thereto included in this prospectus. The tables below are presented in thousands except for percentages as well as share and per share amounts.

A discussion and analysis of the results of operations of ASP Acuren (Predecessor) for the year ended December 31, 2022 can be found in “Acuren Corporation Management’s Discussion and Analysis of Financial Condition and Results of Operations” as disclosed in our Registration Statement on Form S-4, which was filed with the SEC on December 12, 2024.

In this section, “we,” us,” “our” and “Acuren” refer to ASP Acuren Holdings, Inc.    (Predecessor) for the period from January 1, 2024 to July 29, 2024, and Acuren Corporation (Successor) for the period from July 30, 2024 to March 31, 2025.

Overview

We are a leading provider of critical asset integrity services. We operate primarily in North America serving a broad range of industrial markets, most notably chemical, pipeline, refinery, power generation, oilsands, automotive, aerospace, mining, manufacturing, renewable energy, and pulp and paper. We provide these essential and often compliance-mandated (often at customer locations) services in the industrial space and are focused on the recurring maintenance needs of our customers.

The work we do fits in the service category referred to as Testing, Inspection, Certification and Compliance (“TICC”). These activities include several Nondestructive Testing (“NDT”) techniques such as radiography, ultrasonic testing, magnetic particle inspection, penetrant testing, and visual inspection. NDT activities include inspection and evaluation of industrial equipment through various technology-enabled methods to ensure asset integrity, avoid costly accidents and comply with regulatory requirements without destroying the asset or component. Given the amount of activity required at heights in the industrial space, we provide market leading RAT solutions to reach difficult areas without scaffolding. The work on ropes at heights extends beyond inspection and testing to include industrial trades such as insulation, coatings and blasting, welding, pipe fitting, hoisting and rigging, and electrical services. We offer these trades in a niche way where RAT solutions are optimal (cost efficient and/or schedule enhancing) and where we can provide quality services without compromising safety. Our TICC services also include support from consulting engineers with in-lab destructive testing capabilities. Our highly specialized materials engineers support failure investigation, material selection, corrosion engineering, welding engineering, fracture mechanics, destructive testing, and chemical analysis.

We have two operating and reportable segments which are the United States and Canada. We have operations in the United Kingdom that are not considered material and are included in the United States reportable segment. Each segment is representative of the operations incurred under the respective geographic territory. Both operating segments provide the same services to a similar base of customers.

We were incorporated with limited liability under the laws of the British Virgin Islands under the BVI Companies Act on December 15, 2022 under the name Admiral Acquisition Limited (“Admiral”). Admiral was formed for the purpose of acquiring a target company or business. We completed our initial public offering in the United Kingdom on May 22, 2023, raising gross proceeds of approximately $539.5 million and the Founder Entity purchased 1,000,000 shares of Acuren Preferred Stock for $10.5 million. We began trading on the London Stock Exchange (“LSE”) on May 22, 2023 and trading was suspended on July 30, 2024 when we completed the Acuren Acquisition.

On July 30, 2024, we completed the acquisition of ASP Acuren, a market leading provider of asset integrity management solutions. The consideration paid at closing for the Acuren Acquisition was approximately $1.88 billion in cash. We funded the consideration paid with a combination of $568.0 million cash on hand, a $775.0 million senior loan facility and an aggregate of $675.0 million of gross proceeds from a private placement and the early exercise of warrants at a reduced exercise price (the “Warrant Financing”), inclusive of $4 million of non-cash rollover equity. The Warrant Financing was an offer to permit holders of our Warrants to early exercise all of their outstanding Warrants at a reduced exercise price of $10.00 per whole Acuren BVI ordinary share.

Prior to December 16, 2024, we were incorporated with limited liability under the laws of the British Virgin Islands with ordinary shares (the “Ordinary Shares”). On December 16, 2024, we changed our jurisdiction of incorporation from the British Virgin Islands to the State of Delaware and our Ordinary Shares were automatically converted, on a one-for-one basis, into shares of Common Stock and our Founder Preferred Shares (the “Founder Preferred Shares”) were automatically converted, on a one-for-one basis, into shares of Acuren Preferred Stock. Our Common Stock began trading on the OTCQX Market on December 30, 2024. We voluntarily withdrew from trading on the OTCQX Market as of February 14, 2025 and began trading on the NYSE American on February 18, 2025. We voluntarily withdrew from trading on the NYSE American as of May 16, 2025 and began trading on the NYSE on May 19, 2025.

Recent Developments

Merger with NV5

As discussed in this joint proxy statement/prospectus, on May 14, 2025, we entered into the Merger Agreement with NV5.

Repricing of Term Loan

On January 31, 2025, the Company entered into the First Amendment to the Credit Agreement, pursuant to which, the interest rate margins for the Term Loan decreased from 2.50% to 1.75% for the base rate and from 3.50% to 2.75% for SOFR. All other material terms of the Credit Agreement, including the aggregate principal amount, repayment terms, interest rate applicable on the Revolving Credit Facility remained the same. See “— Liquidity and Capital Resources — Credit Facilities” for more information.

Certain Factors and Trends Affecting Acuren’s Results of Operations

Summary of Acquisitions

In addition to the Acuren Acquisition, the Company completed other acquisitions during the periods presented that also affect the comparability of results of operations.

From January 1, 2024 through July 29, 2024, Acuren acquired three businesses for total aggregate consideration of $47.6 million in cash, net of cash acquired. During the year ended December 31, 2023, Acuren acquired one business for total consideration of $6.0 million in cash. The businesses acquired compliment and are synergistic to Acuren’s existing business.

Economic, Industry and Market Factors

We may experience increased costs associated with the recent developments around tariffs between the United States, Canada, and the UK and will continue to monitor market conditions and respond accordingly. We also have observed some impact from inflationary pressures during 2023 and 2024 and into 2025. Although we look to mitigate the impact of these pressures with a combination of cost management and price initiatives, there can be no guarantee that these initiatives will be successful. There has been no direct effect on our business from the Russian-Ukrainian or the Middle Eastern conflicts, although these conflicts may have an impact on certain end markets, results of operations or liquidity or in other ways which we cannot yet determine.

Description of Key Financial Statement Line Items

Service revenue

Service revenue is generated from Acuren’s engineers, scientists, technologists, technicians, and specialized craft trades performing inspections, testing, and related services for customers both in the field and in our laboratories. Service revenue is recognized by Acuren as services are performed for the customer. The vast majority of Acuren’s billing is on a time and materials basis.

Cost of revenue

Cost of revenue consists primarily of direct labor. Cost of revenue also includes materials and indirect costs, such as supplies, tools, facility costs, and depreciation of equipment related to our services as well as travel, per diem, and lodging costs. Labor costs are recognized as labor hours are incurred in delivering services.

Selling, general and administrative expenses

Selling, general and administrative expenses consist primarily of certain indirect costs of providing our services, employee compensation, information systems and technology costs, share-based compensation, amortization of intangibles, and facility related expenses.

Results of Operations

The comparability of our operating results for the periods presented were impacted by the Acuren Acquisition. In the discussion of our results of operations for these periods, we may quantitatively disclose the impacts of the Acuren Acquisition to the extent they remain ascertainable. The entirety of Admiral’s activity through the closing date of the Acuren Acquisition was related to our formation, the preparation of our initial public offering, and since the closing of our initial public offering, the search for a target company or business.

Comparison of the three months ended March 31, 2025 (Successor) to the three months ended March 31, 2024 (Predecessor)

The following table summarizes our results of operations for the periods indicated:

	Three Months Ended March 31,
	Successor 2025	Predecessor 2024
Service revenue	$234,215	$223,062
Cost of revenue	190,546	167,214
Gross profit	43,669	55,848
Selling, general and administrative expenses	52,458	41,854
Transaction costs	651	—
Income (loss) from operations	(9,440)	13,994
Interest expense, net	16,007	15,982
Other income, net	(1,119)	(7)
Loss before provision for income taxes	(24,328)	(1,981)
Provision (benefit) for income taxes	1,465	(710)
Net loss	$(25,793)	$(1,271)

Revenues

Service revenue was $234.2 million for the three months ended March 31, 2025 (Successor), an increase of $11.2 million, or 5.0%, compared to $223.1 million during the three months ended March 31, 2024 (Predecessor). This increase in service revenue was driven primarily by increases in transaction volumes with recurring customers and new sales in target markets partially offset by adverse weather events in the U.S.

Cost of revenue

Cost of revenue was $190.5 million for the three months ended March 31, 2025 (Successor), an increase of $23.3 million, or 14.0%, compared to $167.2 million during the three months ended March 31, 2024 (Predecessor). This increase was primarily driven by direct costs related to servicing the increased revenue base, as well as an increase in depreciation related to the Acuren Acquisition.

Gross profit

The following table presents gross profit and gross profit margin, defined as gross profit as a percentage of service revenues, for the three months ended March 31, 2025 (Successor) and March 31, 2024 (Predecessor):

	Three Months Ended March 31,
	Successor 2025	Predecessor 2024
Service revenue	$234,215	$223,062
Gross profit	43,669	55,848
Gross profit margin	19%	25%

Acuren’s gross profit was $43.7 million for the three months ended March 31, 2025 (Successor), a decrease of $12.2 million, or 21.8%, compared to $55.8 million during the three months ended March 31, 2024 (Predecessor). The gross profit decrease is a result of adverse weather events during the first quarter of 2025 in the U.S. as well as timing of turnarounds and projects and one-time higher margin projects in the first quarter of 2024 in Canada.

Selling, general and administrative expenses

The following table presents selling, general and administrative expenses (“SG&A expenses”) and SG&A as a percentage of service revenues for the three months ended March 31, 2025 (Successor) compared to the three months ended March 31, 2024 (Predecessor):

	Three Months Ended March 31,
	Successor 2025	Predecessor 2024
SG&A expenses	$52,458	$41,854
SG&A expenses as a percentage of service revenue (%)	22.4%	18.8%

Acuren’s SG&A expenses were $52.5 million for the three months ended March 31, 2025 (Successor), an increase of $10.6 million, or 25.3%, compared to $41.9 million during the three months ended March 31, 2024 (Predecessor). The increase in SG&A expenses was driven primarily by increases in employee-related costs, as well as an increase in amortization expense on intangible assets related to the Acuren Acquisition.

Depreciation and Amortization Expense

Total depreciation expense for property, plant and equipment and amortization expense for intangibles were recognized as follows:

	Three Months Ended March 31,
	Successor 2025	Predecessor 2024
Depreciation expense included in cost of revenue	$15,362	$9,061
Depreciation and amortization expense included in SG&A expenses	13,237	10,032
Total depreciation and amortization expense	$28,599	$19,093

Interest expense, net

Interest expense, net was approximately flat at $16.0 million for the three months ended March 31, 2025 (Successor) and the three months ended March 31, 2024 (Predecessor) as a result of lower effective interest rates offset by higher outstanding indebtedness. Amortization of deferred issuance costs included within interest expense, net for the three months ended March 31, 2025 (Successor) and for the three months ended March 31, 2024 (Predecessor) was $0.8 million and $1.0 million, respectively.

Provision for income taxes

Acuren recorded a provision for income taxes of $1.5 million and a benefit of $0.7 million for the three months ended March 31, 2025 (Successor) and 2024 (Predecessor), respectively. The tax expense for the three months ended March 31, 2025 (Successor) was primarily driven by the valuation allowance against our deferred tax assets. See “Note 13. Income Taxes” for further discussion.

The Organization for Economic Co-operation and Development has a framework to implement a global minimum corporate tax of 15% for companies with global revenues and profits above certain thresholds (referred to as “Pillar 2”), with certain aspects of Pillar 2 effective January 1, 2024 and other aspects effective January 1, 2025. While it is uncertain whether the U.S. will enact legislation to adopt Pillar 2, certain countries in which we operate have adopted the legislation, and other countries are in the process of introducing legislation to implement Pillar 2. We are continuing to evaluate and monitor the impact of Pillar 2. To date, Pillar 2 has not had a material impact on the effective tax rate or the condensed consolidated financial statements.

Operating Segment Results

Comparison of the three months ended March 31, 2025 (Successor) to the three months ended March 31, 2024 (Predecessor)

Service Revenue
	Three Months Ended March 31,
	Successor 2025	Predecessor 2024	Increase (Decrease)	% Change
United States	$147,690	$143,304	$4,386	3%
Canada	86,972	80,155	6,817	9%
Corporate and Eliminations	(447)	(397)	(50)	13%
	$234,215	$223,062	$11,153	5%
Cost of Revenue
	Three Months Ended March 31,
	Successor 2025	Predecessor 2024	Increase (Decrease)	% Change
United States	$119,596	$106,308	$13,288	12%
Canada	71,397	61,303	10,094	16%
Corporate and Eliminations	(447)	(397)	(50)	13%
	$190,546	$167,214	$23,332	14%
Gross Profit
	Three Months Ended March 31,
	Successor 2025	Predecessor 2024	Increase (Decrease)	% Change
United States	$28,094	$36,996	$(8,902)	(24)%
Canada	15,575	18,852	(3,277)	(17)%
	$43,669	$55,848	$(12,179)	(22)%

United States

United States service revenues was $147.7 million for the three months ended March 31, 2025 (Successor), an increase of $4.4 million, or 3.1%, compared to $143.3 million during the three months ended March 31, 2024 (Predecessor). The increase was driven by increases in transaction volumes with recurring customers and new sales in target markets partly offset by adverse weather events in the early part of the first quarter of 2025.

Segment gross profit was $28.1 million for the three months ended March 31, 2025 (Successor), a decrease of $8.9 million, or 24%, compared to $37.0 million during the three months ended March 31, 2024 (Predecessor). The decrease primarily resulted from adverse weather events as well as higher margin projects in the first quarter of 2024.

Canada

Canada service revenue was $87.0 million for the three months ended March 31, 2025 (Successor), an increase of $6.8 million, or 8.5%, compared to $80.2 million during the three months ended March 31, 2024 (Predecessor). The growth in service revenue was driven primarily by growth in volumes with existing recurring customers.

Segment gross profit was $15.6 million for the three months ended March 31, 2025 (Successor), a decrease of $3.3 million, or 17.4%, compared to $18.9 million during the three months ended March 31, 2024 (Predecessor). The decrease was primarily driven by timing of turnarounds and projects as well as one-time higher margin projects in the first quarter of 2024.

Comparison of the periods from January 1, 2024 to July 29, 2024 (Predecessor) (as restated) and July 30, 2024 to December 31, 2024 (Successor) to the year ended December 31, 2023 (Predecessor)

The following table summarizes our results of operations for the periods indicated (in thousands)(1):

	2024		2023	2022
	Successor July 30 to December 31	Predecessor January 1 to July 29 (As Restated)	Predecessor January 1 to December 31	Predecessor January 1 to December 31
Service revenue	$463,527	$633,866	$1,050,057	$928,326
Cost of revenue	359,848	471,881	810,534	725,375
Gross profit	103,679	161,985	239,523	202,951
Selling, general and administrative expenses	150,306	121,369	185,022	168,229
Transaction costs	35,998	5,204	—	—
Income (loss) from operations	(82,625)	35,412	54,501	34,722
Interest expense, net	31,061	39,379	60,022	24,159
Loss on extinguishment of debt	—	9,073	—	—
Other expense (income), net	(2,978)	(580)	(1,241)	(12,888)
Income (loss) before provision for income taxes	(110,708)	(12,460)	(4,280)	23,451
Provision (benefit) for income taxes	(5,256)	3,243	2,009	3,408
Net income (loss)	$(105,452)	$(15,703)	$(6,289)	$20,043

____________

(1)      Refer to “Note 2. Summary of Significant Accounting Policies” in the consolidated financial statements for further detail on the update to the presentation of cost of revenue and selling, general, and administrative expenses impacting the amounts presented herein for the periods from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor), and the year ended December 31, 2023 (Predecessor). Refer to “Note 2. Summary of Significant Accounting Policies” in the consolidated financial statements for further detail on the restatement of previously issued consolidated financial statements for the period from January 1, 2024 to July 29, 2024 (Predecessor).

Revenues

Service revenue was $633.9 million and $463.5 million for the period from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor), respectively, an increase of $47.3 million, or 4.5%, compared to $1,050.1 million during the year ended December 31, 2023 (Predecessor). This increase in service revenue was driven primarily by increases in transaction volumes with recurring customers and new sales in target markets as well as net sales growth of approximately $21.3 million directly related to the 2024 Predecessor acquisitions.

Cost of revenue

Cost of revenue was $471.9 million and $359.8 million for the period from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor), respectively, an increase of $21.2 million, or 2.6%, compared to $810.5 million during the year ended December 31, 2023 (Predecessor). This increase was primarily driven by 2024 Predecessor acquisitions which contributed $17.3 million of the increase.

Gross profit

The following table presents gross profit and gross profit margin, defined as gross profit as a percentage of service revenues, for the periods from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor) compared to the year ended December 31, 2023 (Predecessor) (in thousands):

	2024		2023
	Successor July 30 to December 31	Predecessor January 1 to July 29	Predecessor January 1 to December 31
Service revenue	$463,527	$633,866	$1,050,057
Gross profit	103,679	161,985	239,523
Gross profit margin	22%	26%	23%

Acuren’s gross profit was $162.0 million and $103.7 million for the period from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor), respectively, an increase of $26.1 million, or 10.9%, compared to $239.5 million during the year ended December 31, 2023 (Predecessor). The gross profit increase primarily results from pricing initiatives implemented in 2023 and increased volumes. Additionally, Acuren had gross profit growth of approximately $3.9 million directly related to acquisitions.

Selling, general and administrative expenses

The following table presents SG&A expenses and operating margin, defined as income (loss) from operations as a percentage of service revenues, for the periods from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor) compared to the year ended December 31, 2023 (Predecessor) (in thousands):

	2024		2023
	Successor July 30 to December 31	Predecessor January 1 to July 29 (as restated)	Predecessor January 1 to December 31
SG&A expenses	$150,306	$121,369	$185,022
SG&A expenses as a percentage of service revenue (%)	32.4%	19.1%	17.6%

Acuren’s SG&A expenses were $121.4 million and $150.3 million for the period from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor), respectively, an increase of $86.7 million, or 46.8%, compared to $185.0 million during the year ended December 31, 2023 (Predecessor). The increase in SG&A expenses was driven primarily by share-based compensation related costs resulting from the Acuren Acquisition. The remaining change relates to increases in employee related costs as well as increases in rent and facility costs.

Depreciation and Amortization Expense

Total depreciation expense for property, plant and equipment and amortization expense for intangibles were recognized as follows:

	2024		2023
	Successor July 30 to December 31	Predecessor January 1 to July 29	Predecessor January 1 to December 31
Depreciation expense included in cost of revenue	$25,282	$22,123	$54,504
Depreciation and amortization expense included in selling, general and administrative expenses	22,031	23,654	40,314
Total depreciation and amortization expense	$47,313	$45,777	$94,818

Transaction costs

Transaction costs were $5.2 million and $36.0 million for the period from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor), respectively, an increase of $41.2 million, compared to no transaction costs during the year ended December 31, 2023 (Predecessor). The increase is primarily related to legal, accounting, advisory, and other transaction costs resulting from the Acuren Acquisition.

Interest expense, net

Interest expense was $39.4 million and $31.1 million for the period from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor), respectively, an increase of $10.4 million, or 17.4%, compared to $60.0 million during the year ended December 31, 2023 (Predecessor). This increase is due to new borrowings for working capital purposes and to fund acquisitions under our Credit Agreement in addition to a higher interest rate environment when compared against the prior year period.

Loss on extinguishment of debt

The loss on extinguishment of debt of $9.1 million recorded during the period from January 1, 2024 to July 29, 2024 (Predecessor) relates to the extinguishment of Predecessor debt as a result of the Acuren Acquisition.

Provision for income taxes

Acuren recorded a provision for income taxes of $3.2 million and a tax benefit of $5.3 million for the period from January 1, 2024 to July 29, 2024 (Predecessor) (as restated) and July 30, 2024 to December 31, 2024 (Successor), respectively, as compared to income tax expense of $2.0 million during the year ended December 31, 2023 (Predecessor). The tax benefit was primarily driven by the increased loss before taxes for the period from January 1, 2024 to July 29, 2024 (Predecessor) (as restated) and July 30, 2024 to December 31, 2024 (Successor) compared to income before taxes for the year ended December 31, 2023.

Operating Segment Results

Comparison of the periods from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor) to the year ended December 31, 2023 (Predecessor)

Service Revenue
	2024		2023	Increase (Decrease)	% Change
	Successor July 30 to December 31	Predecessor January 1 to July 29	Predecessor January 1 to December 31
United States	$267,136	$363,474	$643,847	$(13,237)	(2)%
Canada	197,541	271,859	409,150	60,250	15%
Corporate and Eliminations	(1,150)	(1,467)	(2,940)	323	(11)%
	$463,527	$633,866	$1,050,057	$47,336	5%
Cost of Revenue
	2024		2023	Increase (Decrease)	% Change
	Successor July 30 to December 31	Predecessor January 1 to July 29	Predecessor January 1 to December 31
United States	$208,574	$255,335	$498,964	$(35,055)	(7)%
Canada	152,424	218,013	314,510	55,927	18%
Corporate and Eliminations	(1,150)	(1,467)	(2,940)	323	(11)%
	$359,848	$471,881	$810,534	$21,195	3%

Gross Profit
	2024		2023
	Successor July 30 to December 31	Predecessor January 1 to July 29	Predecessor January 1 to December 31	Increase (Decrease)	% Change
United States	$58,562	$108,139	$144,883	$21,818	15%
Canada	45,117	53,846	94,640	4,323	5%
	$103,679	$161,985	$239,523	$26,141	11%

United States

United States service revenues were $363.5 million and $267.1 million for the period from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor), respectively, a decrease of $13.2 million, or 2.1%, compared to $643.8 million during the year ended December 31, 2023 (Predecessor). The decrease was driven by lower volumes during 2024 offset by impact of price increases from 2023 as well as increased revenue from 2024 acquisitions, which contributed approximately $9.1 million in new service revenue.

Segment gross profit was $108.1 million and $58.6 million for the period from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor), respectively, an increase of $21.8 million, or 15%, compared to $144.9 million during the year ended December 31, 2023 (Predecessor). The increase primarily resulted from pricing initiatives implemented in 2023. Acquisitions represented approximately $1.4 million in gross profit growth.

Canada

Canada service revenue was $271.9 million and $197.5 million for the period from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor), respectively, an increase of $60.3 million, or 14.7%, compared to $409.2 million during the year ended December 31, 2023 (Predecessor). The growth in service revenue was driven primarily by increased callout and customer outage activity. Acquisitions contributed approximately $12.1 million in new service revenue.

Segment gross profit was $53.8 million and $45.1 million for the period from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor), respectively, an increase of $4.3 million, or 4.6%, compared to $94.6 million during the year ended December 31, 2023 (Predecessor). The increase was primarily driven by stronger volume. Acquisitions represented approximately $2.6 million in gross profit growth.

Liquidity and Capital Resources

Overview

Overall, we believe that available cash and cash equivalents, cash flows generated from future operations, access to capital markets, and availability under the Revolving Credit Facility are sufficient to fund our operations, service our indebtedness, and maintain compliance with our debt covenants. Our uses of available cash, borrowing capacity, cash flows from operations and financing arrangements are used to invest in capital expenditures to support our growth, repay debt maturities as they become due, and complete integration activities. Our principal liquidity requirements are for working capital and general corporate purposes, including capital expenditures and debt service, as well as to execute and integrate strategic acquisitions. In addition, we will use available cash, borrowing capacity, and cash flows from operations to fund our operating leases, finance leases, debt repayments and various other obligations as they arise.

Credit Facilities

Successor Period

In connection with the closing of the Acuren Acquisition, on July 30, 2024, we entered into the Credit Facility and in connection therewith incurred a $775.0 million seven-year senior secured Term Loan under the Term Loan Facility, which was used to fund a part of the cash portion of the purchase price for the Acuren Acquisition. The Credit Agreement also provides for a $75.0 million five-year senior secured revolving credit facility of which up to $20.0 million can be used for the issuance of letters of credit. Acuren incurred an aggregate of $1.9 million in debt issuance costs for the Revolving Credit Facility that are amortized over the five-year term of the revolving Credit Facility on a straight-line basis. At December 31, 2024, the unamortized debt issuance costs balance was $1.7 million. For the Successor period ended December 31, 2024, Acuren recorded an interest expense of $0.2 million for the access to the Revolving Credit Facility.

As of March 31, 2025 (Successor), we had $771.1 million of indebtedness outstanding under the Term Loan and no amounts outstanding under the Revolving Credit Facility. For discussion of the First Amendment to our Credit Agreement, see “Note 11. Debt” of the Notes to our unaudited condensed Consolidated Financial Statements.

For discussion of the covenants contained in the Credit Agreement governing our Revolving Credit Facility, see “Note 11. Debt” of the Notes to our unaudited condensed Consolidated Financial Statements. As of March 31, 2025 (Successor), we were in compliance with these covenants.

Predecessor Period

ASP Acuren entered into a credit agreement on December 20, 2019, as amended (the “2019 Credit Agreement”) that provided for a term loan and a revolving credit facility of $715.0 million and $75.0 million, respectively. In connection with the Acuren Acquisition on July 30, 2024, the 2019 Credit Agreement was repaid in full.

Cash Flows

The following table summarizes net cash flows with respect to Acuren’s operating, investing, and financing activities for the periods indicated:

	Three Months Ended March 31,		2024		2023	2022
Cash flows provided by (used in):	Successor 2025	Predecessor 2024	Successor July 30 to December 31	Predecessor January 1 to July 29	Predecessor January 1 to December 31	Predecessor January 1 to December 31
Operating activities	$32,792	$20,922	$2,629	$20,439	$95,809	$39,980
Investing activities	(12,213)	(34,361)	(1,834,651)	(57,985)	(26,534)	(67,672)
Financing activities	(5,605)	15,701	1,414,346	7,818	(49,176)	35,965
Effect of exchange rate on cash	1,631	549	(123)	(7,877)	4,377	(5,625)
Net change in cash and cash equivalents	$16,605	$2,811	$(417,799)	$(37,605)	$24,476	$2,648

Cash flows attributable to our operating activities

Net cash provided by operating activities for the three months ended March 31, 2025 (Successor) was $32.8 million, an increase of $11.9 million compared to cash provided by operating activities of $20.9 million in the three months ended March 31, 2024 (Predecessor). The change in cash used in operating activities was primarily driven by positive changes in operating assets and liabilities partially offset by an increase in net loss.

Net cash provided by operating activities for the period from January 1, 2024 to July 29, 2024 (Predecessor) and for the period from July 30, 2024 to December 31, 2024 (Successor) was $20.4 million and $2.6 million, respectively, a decrease of $72.7 million compared to cash provided by operating activities of $95.8 million in the Predecessor period year ended December 31, 2023. The change in cash used in operating activities was primarily driven by the decrease in net income (loss) of $114.9 million, which includes $41.2 million of transaction costs related to the Acuren Acquisition, as well as decreases in operating assets and liabilities of $39.7 million, offset by changes in share-based compensation expense of $77.5 million.

Cash flows attributable to our investing activities

For the three months ended March 31, 2025 (Successor), net cash used in investing activities was $12.2 million, a decrease of $22.1 million compared to net cash used in investing activities of $34.4 million for the three months ended March 31, 2024 (Predecessor) as a result of less cash used in acquisitions.

For the period from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor), net cash used in investing activities was $58.0 million and $1.8 billion, primarily related to acquisitions in the Predecessor period and the Acuren Acquisition in the Successor period, respectively.

For the year ended December 31, 2023, net cash used in investing activities was $26.5 million, consisting primarily of $22.1 million of capital expenditures.

Cash flows attributable to our financing activities

For the three months ended March 31, 2025 (Successor), net cash used in financing activities was $5.6 million, consisting primarily of payments on the term loan, as well as principal payments on finance leases and payments on debt issuance costs.

For the three months ended March 31, 2024 (Predecessor), net cash provided by financing activities was $15.7 million, consisting primarily of borrowings under the 2019 Credit Agreement, partially offset by principal payments on finance leases and payments of debt issuance costs.

For the period from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor), net cash provided by financing activities was $7.8 million and $1.4 billion, consisting primarily of borrowings of long-term debt of $805.0 million and proceeds from the issuance of ordinary shares and the exercise of Warrants for $666.6 million related to the Acuren Acquisition offset by repayments of long-term debt of $18.3 million, principal payments on finance lease obligations of $9.8 million, and payments of debt issuance costs of $21.4 million.

For the year ended December 31, 2023, net cash used in financing activities was $49.2 million, consisting primarily of dividends paid of $150.0 million, repayments of long-term debt of $81.4 million, and principal payments of finance lease obligations of $9.9 million, offset by net borrowings under our Prior Credit Agreement of $113.6 million.

Effect of exchange rate changes on cash and cash equivalents

For the three months ended March 31, 2025 (Successor) and three months ended March 31, 2024 (Predecessor), the effect of foreign exchange rate changes on cash was $1.6 million and $0.5 million, respectively. For the period from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor), and year ended December 31, 2023, the effect of foreign exchange rate changes on cash was negative $7.9 million, negative $0.1 million and positive $4.4 million, respectively. The impact of exchange rates on cash and cash equivalents is primarily attributable to fluctuations in the U.S. Dollar exchange rate against the Canadian Dollar.

Off-Balance Sheet Arrangements

During the three months ended March 31, 2025 (Successor) or the three months ended March 31, 2024 (Predecessor) and during the period from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor) and the year ended December 31, 2023, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recently Issued Accounting Pronouncements

See “Note 1. Description of Business and Basis of Presentation” of the Notes to our unaudited condensed Consolidated Financial Statements for disclosures regarding recently issued accounting pronouncements and the critical accounting policies related to our business.

Critical Accounting Estimates

For discussion regarding our significant accounting policies, see “Note 2. Summary of Significant Accounting Policies” of the Notes to our Consolidated Financial Statements. We have outlined below the policies identified as being critical to the understanding of our business and results of operations and that require the application of significant management judgement.

Revenue Recognition from Contracts with Customers

The majority of our revenues are derived from providing services on a time and material basis and are short-term in nature. Payments are generally due within 45 days of services unless otherwise noted. There are no material warranties, refunds, or other similar obligations.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The majority of contracts have a single performance obligation as the promise to transfer the individual services is not separately identifiable from other promises in the contracts and is, therefore, not distinct. We provide highly integrated and bundled inspection services to its customers. Some contracts have multiple performance obligations, most commonly due to the contract providing for a combination of inspection, engineering or industrial services.

For contracts with multiple performance obligations, we allocate the contract’s transaction price to each performance obligation utilizing several different pricing scenarios and is able to discretely price out each individual component based on its nature and relation to the overall performance obligation.

Contract modifications are not routine in the performance of contracts. Generally, when contracts are modified, the modification is to account for changes in scope to the services that are provided. In most instances, contract modifications reflect either additions or subtractions to previously identified performance obligations and therefore are not considered distinct.

Performance obligations are satisfied over time as work progresses. Revenue is recognized over time based on time and material incurred to date which best portrays the transfer of control to the customer. We expect any significant remaining performance obligations to be satisfied within one year.

Business Combinations

We account for our business combinations under the acquisition method of accounting, with the purchase price allocated based on the fair value to the individual assets acquired and liabilities assumed at the acquisition date. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. Certain estimates and judgments are required in the application of the fair value techniques, including estimates of the respective acquisition’s future performance and related cash flows, selection of a discount rate and economic lives, and use of Level 3 measurements. While we use the best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date, estimates are inherently uncertain and subject to refinement. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations and comprehensive income (loss).

Goodwill and Other Intangible Assets

Goodwill represents the excess of purchase price of acquired businesses over the fair value of the underlying net tangible and intangible assets acquired. We evaluate the impairment of our goodwill annually or more frequently when events or changes in circumstances indicate that goodwill may be impaired. Goodwill is required to be evaluated for impairment at the reporting unit level, which represents the operating segment level or one level below the operating segment level for which discrete financial information is available. We have two reporting units, the United States and Canada, which align with our reportable segments.

We first assess qualitatively, step zero, whether it is necessary to perform step one of the annual impairment tests. An entity is required to perform step one if the entity concludes that it is more likely than not that a reporting unit’s fair value is below its carrying amount (that is, a likelihood of more than 50%). When step one indicates that the reporting unit’s carrying value exceeds its fair value, an impairment will be recorded in the period the goodwill is determined to be impaired.

We can also bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative impairment test, and then resume the qualitative assessment in any subsequent period. Qualitative indicators that may trigger the need for annual or interim quantitative impairment testing include, among other things, deterioration in macroeconomic conditions, declining financial performance, deterioration in the operational environment, or an expectation of selling or disposing of a portion of a reporting unit. Additionally, a significant change in business climate, a loss of a significant customer, increased competition, a sustained decrease in share price, or a decrease in estimated fair value below book value may trigger the need for interim impairment testing of goodwill associated with one or more reporting units.

Any goodwill impairment is limited to the total amount of goodwill allocated to that reporting unit. The income tax effect associated with an impairment of tax-deductible goodwill is also considered in the measurement of the goodwill impairment. During the years ended December 31, 2023 and 2022, Acuren performed a qualitative analysis. There were no impairment charges in 2023 or 2022. No indications of impairment were identified during the period from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor), and the year ended December 31, 2023.

We consider the income and market approaches when estimating the fair values of reporting units which requires significant judgement in evaluating economic and industry trends, estimated future cash flows, discount rates, and other factors.

Intangible assets consisting of customer relationships, technology, tradenames, and non-compete agreements, have been recorded based on their fair value at the date of acquisition and are amortized over their economic useful lives which range from 1 to 15 years. Amortization on other intangibles assets is included within Selling, general and administrative expenses.

Valuation of Long-Lived Assets

Long-lived assets, such as property, plant and equipment and purchased identifiable intangible assets that are subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of an asset is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. No indications of impairment were identified during the period from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor) and the years ended December 31, 2023 and 2022.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured at the enacted income tax rates expected to apply in the taxable year that the asset or liability is expected to be recovered or settled.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of a deferred income tax asset will not be realized. Valuation allowances are provided when management believes, after estimating future taxable income, considering feasible income tax planning opportunities and weighing all facts and circumstances that certain deferred tax assets are not recoverable. We evaluate our tax contingencies and recognize a liability when we believes it is more likely than not that a liability exists.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution.

We record interest expenses and penalties on uncertain tax liabilities in the provision for income taxes.

Quantitative and Qualitative Disclosures About Market Risk.

Concentration of Credit Risk

Balance sheet items that are subject to concentrations of credit risk are primarily cash and cash equivalents and accounts receivable. We are exposed to credit risk on its cash and cash equivalents in the event of default by the financial institutions to the extent that account balances exceed federally insured limits. Risk is managed by dealing only with investment grade U.S., UK, and Canadian institutions and we do not believe that we are subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

As of and for the period from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor), and the years ended December 31, 2023 and 2022, no individual customer represented more than 10% of consolidated sales or accounts receivable, and no individual vendor represented more than 10% of purchases or accounts payable.

Interest Rate Risk

Acuren’s debt financing agreement contains floating rate obligations and as a result interest rate changes impact our earnings and cash flows, assuming other factors are held constant. As more fully described in “Note 13. Financial Instruments” of our consolidated financial statements, we have entered into interest rate derivative contracts to manage interest rate risk associated with our long-term debt obligations and to mitigate the negative impact of interest rate fluctuations on our earnings and cash flows.

Foreign Currency Risk

Acuren has foreign operations in Canada and the United Kingdom. Revenue generated from foreign operations represented approximately 43%, 44% and 39% of Acuren’s total revenue for the periods from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor), and for the year ended December 31, 2023, respectively. Substantially all of this revenue was generated from operations in Canada. Revenue and expense related to Acuren’s foreign operations are, for the most part, denominated in the functional currency of the foreign operation, which minimizes the impact that fluctuations in exchange rates would have on net income (loss). Acuren is subject to fluctuations in foreign currency exchange rates when transactions are denominated in currencies other than the functional currencies. Translation gains or losses, which are recorded in accumulated other comprehensive loss on the consolidated balance sheet, result from translation of the assets and liabilities of Acuren’s foreign subsidiaries into U.S. dollars. For the periods from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor), foreign currency translation losses totaled $18.0 million and $35.5 million, respectively. For the year ended December 31, 2023 foreign currency translation gains totaled $11.2 million. For the periods from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor), a 10% movement, favorable or unfavorable, in the average U.S. Dollar exchange rates would cause a change in income from operations of approximately $1.7 million and $1.4 million, respectively. For the year ended December 31, 2023, a 10% movement, favorable or unfavorable, in the average U.S. Dollar exchange rates would cause a change in income from operations of approximately $2.5 million. We do not currently enter into forward exchange contracts to hedge exposures denominated in foreign currencies.

ACUREN’S BUSINESS

As used in this section entitled “Acuren’s Business”, the terms “we,” “us,” “our,” and the “Company” refer to Acuren Corporation, a Delaware corporation headquartered in Tomball, Texas, and its wholly-owned subsidiaries. The term “ASP Acuren” refers to ASP Acuren Holdings, Inc.

Our Business

We are a leading provider of critical asset integrity services. We operate primarily in North America serving a broad range of industrial markets, most notably chemical, pipeline, refinery, power generation, oilsands, automotive, aerospace, mining, manufacturing, renewable energy, and pulp and paper. We provide these essential and often compliance-mandated services in the industrial space and are focused on the recurring maintenance needs of our customers.

The work we do fits in the service category referred to as Testing, Inspection, Certification and Compliance (“TICC”). These activities include several Nondestructive Testing (“NDT”) techniques such as radiography, ultrasonic testing, magnetic particle inspection, penetrant testing, and visual inspection. NDT activities include inspection and evaluation of industrial equipment through various technology-enabled methods to ensure asset integrity, avoid costly accidents and comply with regulatory requirements without destroying the asset or component. Given the amount of activity required at heights in the industrial space, we provide market leading Rope Access Technician (“RAT”) solutions to reach difficult areas without scaffolding. The work on ropes at heights extends beyond inspection and testing to include industrial trades such as insulation, coatings and blasting, welding, pipe fitting, hoisting and rigging, and electrical services. We offer these trades in a niche way where RAT solutions are optimal (cost efficient and/or schedule enhancing) and where we can provide quality services without compromising safety. Our TICC service also includes support from consulting engineers with in-lab destructive testing capabilities. Our highly specialized materials engineers support failure investigation, material selection, corrosion engineering, welding engineering, fracture mechanics, destructive testing, and chemical analysis.

We are headquartered in Tomball, Texas and, as of December 31, 2024, operate from approximately 115 service centers and approximately 21 engineering and lab facilities. We operate in two geographical segments, the United States and Canada, and also have limited operations located in the United Kingdom. We have recurring revenue and repeat business from our diversified long-standing customers across a variety of end markets. We believe the essential nature of our work provides stable and predictable cash flows. Organic growth is enhanced as assets and infrastructure age, requiring additional investment to ensure compliance and safe operation. Our engineers and technicians play an important role in the life extension of industrial assets. Contractual arrangements and master service agreements have terms ranging from a few days to five years. Substantially all of our revenue is derived from services contracted on a time and materials basis.

Our Industry

General

Asset integrity plays a crucial role in assuring the protection and reliability of critical infrastructure. As an asset integrity solutions provider, we seek to maximize the uptime and safety of critical infrastructure, by helping customers to detect, locate, mitigate, and prevent damages such as corrosion, cracks, leaks, manufacturing flaws and other concerns that could lead to failure and adversely impact normal operations.

NDT is a prominent solution in the asset integrity industry due to its ability to detect defects without compromising the structural integrity of the materials or equipment being inspected. Traditionally, the supply of NDT services has been provided by many relatively small vendors that offer a narrow array of services in a more localized geographic region. A trend has emerged for customers to increasingly engage with larger service providers capable of a broader spectrum of tech enabled services plus the ability to staff outages that require a significant number of resources.

Due to these trends, those vendors offering integrated solutions, scalable operations, skilled personnel and a global footprint are expected to have a distinct competitive advantage. Moreover, this scale advantage allows sharing of resources across multiple offices to service customers and optimize utilization.

Key Trends of the Asset Integrity Industry

We believe that the following represent key dynamics of the asset protection industry and that the market available to us will continue to grow as these macro-market trends continue to develop:

Digital Transformation of Asset Protection.    Plants in the industrial space are recognizing the need to evolve their traditional, paper-based mechanical integrity programs in favor of digitized solutions. The rise of big data intelligence, and our data analytical solutions offerings, provide our customers with actionable insights from raw asset integrity data. The growing digitization of asset integrity information provides opportunities for contractors with a wide range of expertise and integrated data platforms to provide customers with analytical solutions to help customers maximize uptime while controlling costs.

Extending the Useful Life of Aging Infrastructure.    Due to the prohibitive costs and challenges of building new infrastructure, many companies have chosen to extend the useful life of existing assets, resulting in the significant and increased utilization of existing infrastructure in our target markets. Because aging infrastructure requires more frequent inspection and maintenance relative to new infrastructure, companies and public authorities continue to utilize asset protection providers to ensure their aging infrastructure assets continue to operate effectively. We provide an essential service in the entire life cycle of an asset with increasing attention and importance in life extension engineering.

Outsourcing of Non-Core Activities and Technical Resource Constraints.    Due to the increasing sophistication and automation of NDT programs, increasing governmental regulation and a decreasing supply of skilled professionals, companies are increasingly outsourcing NDT to third-party providers with advanced solution portfolios, engineering expertise and trained workforces. Many of these field service technicians exhibit specialized skills so customers rely on service providers that can supply the right mix of craft at the right time.

Increasing Use of Advanced Materials.    Customers in various target markets — particularly aerospace and defense — are increasingly utilizing advanced materials, such as composites and other unique technologies in their assets. These materials often cannot be tested using traditional NDT techniques. We believe that demand for more advanced testing and assessment solutions will increase as the utilization of these advanced materials increases during the design, manufacturing, operating and quality control phases. Newer industries, such as wind power, use materials that do not have a long history of proven resilience with a higher instance of early life failure or systemic flaws which require additional inspections.

Meeting Safety Regulations.    Owners and operators of industrial facilities, particularly those with pressurized equipment, face strict government regulations and more stringent process safety enforcement standards. Failure to meet these standards can result in significant financial liabilities, increased scrutiny by government and industry regulators, higher insurance premiums and tarnished corporate brand value. As a result, these owners and operators are seeking highly reliable asset integrity suppliers with a track record of assisting customers in meeting increasingly stringent regulations. Our customers require support in devising mechanical integrity programs that meet regulatory compliance standards and enable enhanced safety and uptime at their facilities.

Expanding Pipeline Integrity Regulations.    The United States Pipeline & Hazardous Materials Safety Administration’s “Mega Rule” adopted in October 2019 expands pipeline integrity regulations on more than 500,000 miles of pipelines that carry natural gas, oil and other hazardous materials throughout the United States. Some of these requirements will take operators decades to fulfill. These regulations require inspection and integrity data records throughout a pipeline’s lifetime to be reliable, traceable, verifiable, and complete, increasing the demand for integrated inspection, engineering, monitoring, and data management and analysis solutions.

Our Competitive Strengths

We believe the following competitive strengths contribute to our being a leading provider of asset integrity solutions and will allow us to further capitalize on growth opportunities in the industries in which we operate:

Comprehensive Provider for Asset Integrity Solutions.    We believe we have one of the most comprehensive and broad asset integrity service offerings, which positions us to be a leading provider for our customers’ asset integrity requirements. Particularly, our ability to conduct services without outsourcing repair work to third parties provides our customers with efficient solutions, fast turnout and minimal shutdown time. In addition, our engineers are able to support our customers with expertise in materials selection, fitness for purpose calculations, failure analysis, reliability plans, mechanical testing, chemical analysis, and life extension services.

Technician Availability and Expertise Across Markets.    We believe that our technicians provide us with a competitive advantage because of their expertise and industry-specific knowledge. Not only do our technicians consistently provide quality and timely services, but their industry-specific expertise allows them to support our customers with programs specifically tailored to the industry in which they operate. We also have a deep network of qualified technicians with the ability to embed teams at our customers’ sites and ramp up our testing services as needed to meet surge demand during turnarounds.

Long-Standing Trusted Provider to a Diversified and Growing Customer Base.    We have become a trusted partner to a large and growing customer base spanning numerous markets through our proven, decades-long track record of quality and safety. Our customers include some of the largest and most well-recognized firms in the oil and gas, chemicals, power generation and transmission and aerospace and defense industries.

Technological Research and Development.    The TICC industry continues to move towards more advanced, automated solutions, requiring service providers to find safer and more cost-efficient inspection techniques. We believe that we remain ahead of the technological curve by connecting our practical industry expertise with suppliers of equipment and technology. Some of the advanced inspection technologies developed by our advanced inspectors and subject matter experts are used to provide advanced solutions for challenging requirements like heights, high temperatures, complex materials, and unusual geometries.

Experienced Management Team.    Our management team has a track record of asset protection organizational leadership — they are focused on quality services delivered in a timely, safe and cost-effective manner. These individuals also have successfully driven operational growth organically and through acquisitions.

Our Growth Strategy

By executing a multi-faceted growth strategy, we believe that we are positioned to maintain and grow our competitive advantage in the asset integrity management industry and achieve significant market expansion.

Market Growth Alignment.    We aim to grow in alignment with the asset integrity management market, which we believe is projected to grow at a compound annual growth rate of approximately 5% from 2023 to 2030.

Increasing Wallet Share.    We are focused on deepening relationships within our existing customer base. We believe we have a proven track record of increasing our share of provided services to our existing customers with customers expected to increase their usage of our services in the coming years.

Acquisition of New Customers and Sites.    We expect to continue to increase our customer and site footprint by securing new business at a rate that outpaces market growth.

Expansion of TICC services.    We plan to continue to broaden our TICC services by enhancing our core NDT capabilities and expanding our advanced inspection technology and capabilities. We also plan to further penetrate our RAT activities by disrupting scaffold use in a number of end markets.

Mergers and Acquisitions.    Building on our history of successful acquisitions, we plan to continue pursuing merger and acquisition opportunities to facilitate growth.

We are focused on sourcing merger and acquisition targets. We review many potential strategic opportunities and typically complete a small number of “tuck in” acquisitions each year. These are generally funded by free cash flow generated from operations as well as borrowings under the Company’s credit facilities. We focus our efforts on companies within our space, with some consideration to acquisitions to expand into complimentary businesses or offer additional capabilities, provided they are compatible with our culture that focuses on safety and quality. We evaluate potential merger and acquisition opportunities primarily based on the anticipated growth the transaction would provide, the purchase price, our ability to integrate and operate the acquired business and our ability to scale any complimentary businesses or new capabilities through our network.

Our Clients

Our highly diversified and long-tenured client base operates in a broad range of industrial markets, most notably chemical, pipeline, refinery, power generation, oilsands, automotive, aerospace, mining, manufacturing, renewable energy, and pulp and paper. Our largest clients are under multi-year master servicing agreements.

Generally, clients are billed on a time and materials basis, although a small portion of work may be performed at unit rates or on a fixed-price contract. Services are usually performed pursuant to purchase orders issued under written client agreements. While most purchase orders provide for the performance of a single job, some provide for services to be performed on a run-and-maintain basis. Substantially all our agreements and contracts may be terminated by either party on short notice. The agreements generally specify the range of services to be performed and the hourly rates for labor, supplies and equipment. While many contracts cover specific plants or locations, we also enter into multiple-site regional or national contracts that cover multiple plants or locations.

Sources and Availability of Raw Materials

We provide skilled labor and, in general, we do not manufacture or sell products. Our technicians use equipment that is readily available from several suppliers. We also use consumables such as film, penetrant, and polishing media. We have long relationships and preferred pricing and terms with many industrial suppliers of equipment and consumables. Shortages of equipment, consumables and vehicles have occurred, but such shortages have been rare and short term.

Intellectual Property

Our success depends, in part, on our ability to maintain and protect our proprietary technology and to conduct our business without infringing on the proprietary rights of others. We utilize a combination of intellectual property safeguards, including patents, copyrights, trademarks and trade secrets, as well as employee and third-party confidentiality agreements, to protect our intellectual property. Our trademarks and service marks provide us and our solutions with a certain amount of brand recognition in our markets. We do not consider any single patent, trademark or service mark material to our financial condition or results of operations.

Seasonality and Cyclicality

Our revenue and results of operations can be subject to seasonal and other variations. These variations are influenced by weather, customer spending patterns, bidding seasons, project schedules, holidays, and the timing of outages and non-recurring projects. Typically, our revenue is lowest at the beginning of the year and during the winter months in North America because of persistent cold, snowy, or wet conditions. Revenue is generally higher during the spring and fall months, due to increased demand for our services when favorable weather conditions exist in many of the regions in which we operate. In the fourth quarter, many projects tend to be completed by customers seeking to spend their capital budgets before the end of the year, which generally has a positive effect on revenue. However, the holiday season and inclement weather can cause delays, which can reduce revenue and related costs on affected projects.

Additionally, the industries we serve can be cyclical. Fluctuations in end-user demand within those industries, or in the supply of services within those industries, can affect demand for our services. As a result, our business may be adversely affected by industry declines or by delays in new projects. Variations or unanticipated changes in project schedules in connection with large construction and installation projects can create fluctuations in revenue.

Competitive Environment

We operate in industries that are highly competitive and fragmented. There are relatively few barriers to entry in many of the industries in which we operate, and as a result, any organization with adequate financial resources and access to technical expertise could become a competitor. We compete with a number of companies, ranging from small, owner-operated businesses operating in narrow geographic regions to large companies with national scale and significant financial, technical, and marketing resources.

We compete based on a variety of factors, including price, service, technical expertise and experience, quality, safety performance, response time and reputation for customer service. A portion of our revenue is derived from agreements with customers and price is often an important factor in the bid process for such work. However, we believe our customers also consider a variety of other factors, including those described above, when selecting a service provider, and we believe that our technical capabilities, broad geographic reach and skilled labor force enable us to be competitive.

Government Regulation and Environmental Matters

A significant portion of our business activities is subject to foreign, federal, state and local laws and regulations. These regulations are administered by various foreign, federal, state and local health and safety and environmental agencies and authorities, including the Occupational Safety and Health Administration (“OSHA”) of the U.S. Department of Labor and the Environmental Protection Agency. Failure to comply with these laws and regulations may involve civil and criminal liability. From time to time, we are also subject to a wide range of reporting requirements, certifications and compliance as prescribed by various federal and state governmental agencies. Expenditures relating to such regulations are made in the normal course of our business and are neither material nor place us at any competitive disadvantage. We do not currently expect that compliance with such laws and regulations will require us to make material expenditures. We believe we have all required licenses to conduct our business activities and are in substantial compliance with applicable regulatory requirements. If we fail to comply with applicable regulations, we could be subject to substantial fines or revocation of our operating licenses.

We are subject to various national, state, and local labor and employment laws and regulations which govern minimum wage and hour requirements, overtime, working conditions, mandatory benefits, health and social insurance, statutory notice periods and other employment-related matters, duties and obligations. Additionally, a large portion of our business uses labor that is provided under collective bargaining agreements or is subject to works council processes. As such, we are subject to national and local laws and regulations related to unionized labor and collective bargaining. As of December 31, 2024, approximately 35% of our Canada employees were covered by collective bargaining agreements.

We also are subject to various environmental laws and regulations that impose liability and cleanup responsibility for releases of hazardous substances into the environment. Under certain of these laws and regulations, liabilities can be imposed for cleanup of properties, regardless of whether we directly caused the contamination or violated any law at the time of discharge or disposal. The presence of contamination from such substances or wastes could interfere with ongoing operations or adversely affect our business. In addition, we could be held liable for significant penalties and damages under certain environmental laws and regulations. Our contracts with customers may also impose liabilities on us regarding environmental issues that arise through the performance of our services. From time to time, we may incur costs and obligations related to environmental compliance and/or remediation matters.

Human Capital

Employees

As of December 31, 2024, we had 6,060 (5,498 permanent and 562 temporary) employees of which 3,468 (3,424 permanent and 44 temporary) employees are located in the United States, and 2,592 (2,074 permanent and 518 temporary) employees are located in Canada. Of our 6,060 employees, 909 employees were represented by unions and were subject to various collective bargaining agreements. Certain of our unionized employees have participated in strikes and work stoppages in the past, and we cannot be certain that strikes or work stoppages will not occur in the future.

Health, Safety and Training

We believe excellent health and safety performance is no accident. It requires focus, accountability and most importantly deliberate action from management. We have developed safety management systems that include established procedures and policies focused on reducing risk, managing incidents, monitoring and measuring of key performance indicators and a focus on continuous improvement. We believe we have created a safety culture which exceeds industry standards and focuses on the behaviors that keep our employees and the public safe with the belief that all accidents are preventable. We utilize the International Oil and Gas Producers “Life Saving Rules” which are the best-in-class standards for all types of industries. Our safety programs are fully integrated within all operations across our company and meet all applicable government regulations and industry specific standards. Our employees receive a full suite of training tailored to employee needs and the training exceeds industry minimum standards for each type of work.

Properties

We lease our corporate headquarters in Tomball, Texas, and we own and lease other facilities throughout the United States, Canada and the United Kingdom where we conduct business. Our facilities include offices, warehouses, storage, maintenance shops, engineering labs and training and educational facilities. As of December 31, 2024, we owned six facilities and leased 130 facilities. We believe that our existing facilities are sufficient for our current needs.

Legal Proceedings

We are subject to certain claims and lawsuits arising in the normal course of business. We maintain various insurance coverages to minimize financial risk associated with these claims. We have estimated and provided accruals for probable losses and related legal fees associated with certain litigation in our consolidated financial statements. While we cannot predict the outcome of these proceedings, we believe any liability arising from these matters individually and in the aggregate will not have a material effect on our operating results, cash flows or consolidated financial condition, after giving effect to provisions already recorded.

Available Information

Our internet website address is www.acuren.com. We make available free of charge, through our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act and proxy statements for our annual meeting of stockholders, as soon as reasonably practicable after each such material is electronically filed with or furnished to the SEC. The SEC also makes available at www.sec.gov reports, proxy and information statements and other information filed by issuers with the SEC, such as the Company. Our website is not incorporated by reference into this joint proxy statement/prospectus.

ACUREN’S MANAGEMENT AND CORPORATE GOVERNANCE

As used in this section entitled “Acuren’s Management and Corporate Governance”, the terms “we,” “us,” “our,” and the “Company” refer to Acuren Corporation, a Delaware corporation headquartered in Tomball, Texas, and its wholly-owned subsidiaries. The term “ASP Acuren” refers to ASP Acuren Holdings, Inc.

Corporate Governance

Overview

Prior to our re-domiciliation from the British Virgin Islands to the State of Delaware on December 16, 2024 (the “Domestication”), we were incorporated with limited liability under the laws of the British Virgin Islands and the Ordinary Shares and the Warrants were listed on the LSE. In connection with the closing of the Acuren Acquisition (as defined below), trading on the LSE was suspended on July 30, 2024 and our listing was subsequently cancelled on August 19, 2024. Prior to the cancellation of our listing on the LSE, we were subject to and complied with the rules of the LSE. Upon the Domestication, our Ordinary Shares were automatically converted, on a one-for-one basis, into shares of Common Stock, the Founder Preferred Shares were automatically converted, on a one-for-one basis, into shares of Acuren Preferred Stock and our Warrants were automatically converted, on a one-for-one basis, into Warrants exercisable for shares of Common Stock. All references to our Ordinary Shares (and Warrants) and Founder Preferred Shares refer to the equity of the Company prior to Domestication and all references to our Common Stock (and Warrants) and Acuren Preferred Stock refer to the equity of the Company following the Domestication. Our Common Stock began trading on the OTCQX Market on December 30, 2024. We voluntarily withdrew from trading on the OTCQX Market as of February 14, 2025 and began trading on the NYSE American (the “NYSE American”) on February 18, 2025. Effective April 25, 2025, our Warrants qualified to trade on the OTCQB Market. We voluntarily delisted our Common Stock from the NYSE American as of May 16, 2025 and began trading on the New York Stock Exchange (“NYSE”) on May 19, 2025. In connection with the Acuren Acquisition, we formed our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

Meetings

During 2024, the Board of Directors held a total of eight meetings. Each incumbent director attended at least seventy five percent (75%) of the aggregate of (i) the total number of meetings of the Board during the period for which he or she was a director and (ii) the total number of meetings of all Board committees (the “Committees”) on which he or she served during the period for which he or she was a member of a Committee. We were not required to and did not hold an annual meeting of stockholders in 2024. It is the policy of the Board of Directors to encourage its members to attend our annual meeting of stockholders.

During 2024, we were not listed on the NYSE. However, our Board did meet in executive session from time to time. Generally, one of the Co-Chairmen of the Board presided over those executive sessions. In July 2024, the Company appointed Rory Cullinan as its lead independent director. Mr. Cullinan presides over the executive sessions of the Board.

Corporate Governance Guidelines

Our Board of Directors is responsible for overseeing the management of our company. The Board of Directors has adopted Corporate Governance Guidelines (“Governance Guidelines”) which set forth our governance principles relating to, among other things:

•        director independence;

•        director responsibilities;

•        mandatory retirement age for independent directors;

•        board structure and meetings; and

•        the performance evaluation of our Board of Directors.

Our Governance Guidelines are available in the Investor Relations section of our website at www.acuren.com.

Board Leadership Structure

The Board has not adopted a formal policy regarding the need to separate or combine the offices of Chief Executive Officer (“CEO”) and Co-Chairmen of the Board and instead the Board remains free to make this determination from time to time in a manner that seems most appropriate for the Company. Although the Board recognizes the benefits of having a combined Chair and CEO, currently, we separate the positions of our CEO and Co-Chairmen of the Board in recognition of the differences between the two roles. The CEO is responsible for the day-to-day leadership and performance of the Company, while the Co-Chairmen of the Board provide strategic guidance to the CEO and set the agenda for, and preside over, the Board meetings. In addition, we believe that the current separation provides a more effective monitoring and objective evaluation of the CEO’s performance. The separation also allows the Co-Chairmen of the Board to strengthen the Board’s independent oversight of our performance and governance standards.

Director Independence

Our Board of Directors reviews the independence of the current and potential members of the Board of Directors in accordance with independence requirements set forth in the NYSE rules and applicable provisions of the Exchange Act. During its review, the Board of Directors considers transactions and relationships between each director and potential directors, as well as any member of his or her immediate family, and the Company and its affiliates, including those related-party transactions contemplated by Item 404(a) of Regulation S-K under the Exchange Act. The Board of Directors must affirmatively determine that the director has no material relationship with the Company, either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company, that, in the opinion of the Board of Directors, would interfere with the exercise of the director’s independent judgment in carrying out the responsibilities of a director. The purpose of this review is to determine whether any such relationships or transactions exist that are inconsistent with a determination that the director is independent. Our Board of Directors has determined that all directors except Sir Martin, Mr. Franklin and Mr. Pizzey are “independent” as such term is defined by NYSE rules, our corporate governance guidelines and the federal securities laws.

Board Committees

Our Board of Directors has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Copies of these committee charters setting forth the responsibilities of each committee are available in the Investor Relations section of our website at www.acuren.com, and such information is also available in print to any stockholder who requests it through our Investor Relations department. The committees will periodically review their respective charters and recommend any needed revisions to the Board of Directors. The following is a summary of the composition of each committee:

Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Antoinette C. Bush		X	X
Rory Cullinan	X*
Elizabeth Meloy Hepding	X		X
Peter A. Hochfelder	X	X*
James E. Lillie		X	X*

____________

*        Denotes Chair of applicable Committee

Audit Committee

Number of Meetings in 2024: 3

The Board of Directors has adopted a written Audit Committee Charter that governs the responsibilities of the Audit Committee. The Audit Committee is responsible for, among other things:

•        overseeing preparation of our financial statements, the financial reporting process and our compliance with legal and regulatory matters;

•        appointing and overseeing the work of our independent auditor;

•        preapproving all auditing services and permitted non-auditing services to be performed for us by our independent auditor and approving the fees associated with such work;

•        approving the scope of the annual audit;

•        reviewing interim and year-end financial statements;

•        overseeing our cybersecurity and information technology risks, controls and procedures;

•        overseeing our internal audit function, if any, reviewing any significant reports to management arising from such internal audit function and reporting to the Board of Directors; and

•        approving the audit committee report required to be included in our annual proxy statement.

The Audit Committee has the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate. Pursuant to the Audit Committee Charter, the Audit Committee reviews and pre-approves all audit and non-audit services performed by our independent accountant.

The Board of Directors has reviewed the background, experience, and independence of the Audit Committee members and based on this review, has determined that each member of the Audit Committee:

•        meets the independence requirements of the NYSE governance standards;

•        meets the enhanced independence standards for audit committee members required by the SEC; and

•        is financially literate, knowledgeable and qualified to review financial statements.

In addition, the Board of Directors has determined that each of Messrs. Cullinan and Hochfelder qualify as an “audit committee financial expert” under the SEC regulations.

Compensation Committee

Number of Meetings in 2024: 1

The Board of Directors has adopted a written Compensation Committee Charter that governs the responsibilities of the Compensation Committee. The Compensation Committee is responsible for, among other things:

•        assisting the Board of Directors in developing and evaluating potential candidates for executive positions;

•        reviewing and approving corporate goals and objectives with respect to compensation for the CEO, evaluating the CEO’s performance and recommending to the Board of Directors, the CEO’s compensation based on such evaluation;

•        determining the compensation of other non-CEO executive officers and all equity awards to such executive officers and other employees;

•        reviewing on a periodic basis compensation and benefits paid to directors and recommending such compensation to the Board of Directors for approval;

•        reviewing and approving our equity-based compensation plans and incentive compensation plans, including reviewing and approving the target performance benchmarks, if any, and range of aggregate value of our annual incentive program for senior management; and

•        approving the compensation committee report on executive compensation (if and to the extent) required to be included in our annual proxy statement.

The Board of Directors has reviewed the background, experience and independence of the Compensation Committee members and based on this review, has determined that each member of the Compensation Committee:

•        meets the independence requirements of the NYSE governance standards;

•        is a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act; and

•        meets the enhanced independence standards for Compensation Committee members established by the SEC.

Although we do not have a formal policy with respect to the timing of equity awards, awards of options and stock appreciation rights are not granted in proximity to the release of material non-public information

Compensation Committee Interlocks and Insider Participation

None of our compensation committee members is or has been an officer or employee of Acuren. During 2024, none of our executive officers served as a director of another entity, one of whose executive officers served on the Compensation Committee, and none of our executive officers served as a member of the compensation committee of another entity, whose executive officers served as a member of our Board.

Nominating and Corporate Governance Committee

Number of Meetings in 2024: 0

The Board of Directors has adopted a written Nominating and Corporate Governance Committee Charter that governs the responsibilities of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is responsible for, among other things:

•        assisting our Board of Directors in identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to our Board of Directors;

•        leading the search for individuals qualified to become members of the Board of Directors and selecting director nominees to be presented for stockholder approval at our annual meetings;

•        reviewing the Board of Directors’ committee structure and recommending to the Board of Directors for approval directors to serve as members of each committee;

•        developing and recommending to the Board of Directors for approval a set of corporate governance guidelines and generally advising the Board of Directors on corporate governance matters;

•        reviewing such corporate governance guidelines on a periodic basis and recommending changes as necessary;

•        overseeing any self-evaluations of the Board and each committee; and

•        reviewing director nominations submitted by stockholders.

The Nominating and Corporate Governance Committee may, when it deems appropriate, delegate certain of its responsibilities to one or more Nominating and Corporate Governance Committee members or subcommittees. In making nominations, the Nominating and Corporate Governance Committee is required to submit candidates who have the highest personal and professional integrity, who have demonstrated exceptional ability and judgment and who shall be most effective, in conjunction with the other nominees to the Board of Directors, in collectively serving the long-term interests of the stockholders. In evaluating nominees, the Nominating and Corporate Governance

Committee is required to take into consideration the following attributes, which are desirable for a member of the Board of Directors: leadership, independence, interpersonal skills, financial acumen, business experiences, industry knowledge and diversity of viewpoints.

The Board of Directors has reviewed the background, experience and independence of the Nominating and Corporate Governance Committee members and based on this review, has determined that each member of the Nominating and Corporate Governance Committee meets the independence requirements of the NYSE governance standards and SEC rules and regulations.

Code of Business Conduct and Ethics

Our Board of Directors has adopted a written Code of Conduct (“Code of Conduct”) that establishes the standards of ethical conduct applicable to all our directors, officers, and employees. In addition, our Board of Directors has adopted a written Code of Ethics for Senior Financial Officers (“Code of Ethics”) applicable to our chief executive officer and senior financial officers. Copies of our Code of Conduct and Code of Ethics are publicly available in the Investor Relations section of our website at www.acuren.com. Any waiver of our Code of Ethics with respect to our chief executive officer, chief financial officer, controller or persons performing similar functions or waiver of our Code of Conduct with respect to our directors or executive officers may only be authorized by our Board of Directors and will be disclosed as promptly as practicable, as may be required under applicable SEC and NYSE rules.

Insider Trading Policy

We have adopted an insider trading policy (the “Insider Trading Policy”) applicable to directors, officers, and employees of the Company and its subsidiaries. We believe the Insider Trading Policy is reasonably designed to promote compliance with the insider trading laws, rules and regulations and the applicable listing requirements of the NYSE. Although the Insider Trading Policy does not apply to the Company itself, it is the Company’s practice to conduct transactions in its own securities only in compliance with all applicable securities laws and regulations.

Anti-Hedging Policy

Our Insider Trading Policy makes clear that no employee or director may engage in hedging transactions or any other forms of monetization transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of our equity securities granted as compensation or held directly or indirectly by the employee or director.

Board Role in Risk Management

The Board is actively involved in the oversight and management of risks that could affect the Company. This oversight and management is conducted primarily through Committees of the Board, as disclosed in the descriptions of each of the Committees above and in the charters of each of the Committees, but the full Board has retained responsibility for general oversight of risks. The Audit Committee is primarily responsible for overseeing our policies and procedures with respect to risk assessment and risk management. The other Committees of the Board consider the risks within their areas of responsibility. The Board satisfies their oversight responsibility through full reports by each Committee chair regarding the Committee’s considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within the Company.

Director Compensation

2024 Director Compensation

From January 2024 until July 2024, we paid our non-founder directors (the pro rata portion of) an annual fee of $75,000 and our then-chairman, Rory Cullinan, (the pro rata portion of) an annual fee of $100,000.

In connection with (and effective upon) the closing of the Acuren Acquisition, we adopted the following non-employee director compensation policy:

•        Annual Retainer.    Each non-employee director is entitled to an annual cash fee of $50,000. Our lead independent director is entitled to an additional $20,000 annual cash fee.

•        Committee Fees.    Members of any of our Committees are entitled to an additional annual cash fee of $2,500. Each of the chairs of our Committees is entitled to an additional $7,500 annual cash fee.

•        Annual Equity Award.    Each non-employee director will be granted annually a number of restricted stock units equal to $100,000 at the date of issue. The restricted stock units will vest and settle into shares of common stock on the one-year anniversary of the date of grant.

Non-employee directors with more than one year of service are expected to directly own at least 1,000 shares of our Common Stock. In addition, all of our directors are entitled to be reimbursed by the Company for reasonable expenses incurred by them in the course of their directors’ duties relating to the Company.

Messrs. Cullinan, Hochfelder, and Lillie and Ms. Bush and Ms. Hepding were paid compensation for their respective services on our Board of Directors. Sir Martin and Mr. Franklin did not receive any additional compensation for services as a director. In addition, Mr. Pizzey, who serves as our Chief Executive Officer, is not entitled to receive any additional compensation for his services as a director. Mr. Pizzey served on the board of directors of ASP Acuren but did not receive compensation for his service as a director

2024 Director Compensation Table

The table below sets forth the non-employee director compensation for the year ended December 31, 2024.

Name	Fees Earned or Paid in Cash ($)(2)	Stock Awards ($)(3)(4)	Total ($)
Sir Martin E. Franklin(1)	—	—	—
Robert A.E. Franklin(1)	—	—	—
Antoinette C. Bush(5)	24,219	100,000	124,219
Rory Cullinan(6)	90,293	100,000	190,293
Elizabeth Meloy Hepding(7)	23,166	100,000	123,166
Peter A. Hochfelder(8)	25,272	100,000	125,272
James E. Lillie(9)	25,272	100,000	125,272

____________

(1)      Sir Martin and Mr. Franklin did not receive a fee in connection with their service as non-executive directors.

(2)      For Messrs. Hochfelder and Lillie and Mses. Bush and Hepding amounts reflect a prorated annual retainer for services as a non-executive director from July 30, 2024, the date of the consummation of the Acuren Acquisition, through December 31, 2024.

(3)      Represents the aggregate grant date fair values of restricted stock units granted during 2024, computed in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions used in calculating the amounts in 2024, see “Note 17. Share-Based Compensation” of the notes to our financial statements, which are included in this joint proxy statement/prospectus.

(4)      The following table sets forth the aggregate number of restricted stock units outstanding, as of December 31, 2024, for each of our independent directors.

Name	Restricted Stock Units	Unexercised Stock Options
Antoinette C. Bush	10,000
Rory Cullinan	10,000	50,000
Elizabeth Meloy Hepding	10,000
Peter A. Hochfelder	10,000
James E. Lillie	10,000

(5)      Includes prorated additional cash fee for service as a member of the Compensation Committee and the Nominating and Corporate Governance Committee.

(6)      Includes prorated additional cash fee for service as chair of the Audit Committee as well as a prorated cash fee for his service from January 2024 until July 2024 as then-chairman.

(7)      Includes prorated additional cash fee for service as a member of the Audit Committee and the Nominating and Corporate Governance Committee.

(8)      Includes prorated additional cash fee for service as chair of the Compensation Committee and as a member of the Audit Committee.

(9)      Includes prorated additional cash fee for service as chair of the Nominating and Corporate Governance Committee and as a member of the Compensation Committee.

Executive Officers

Set forth below is certain information relating to our current executive officers. Biographical information with respect to Mr. Pizzey is set forth above under “PROPOSAL 2 — DIRECTOR ELECTION PROPOSAL.”

Name	Age	Title
Talman B. Pizzey	60	President and Chief Executive Officer
Kristin B. Schultes	45	Chief Financial Officer
Anthony Gaucher	58	Chief Human Resources Officer
Fiona E. Sutherland	46	General Counsel

Kristin B. Schultes has served as our Chief Financial Officer since December 2024. Prior to joining Acuren, Ms. Schultes served as the Vice President of Corporate Development at APi Group Corporation, a business services provider of safety and specialty services since January 2021. Prior to that, Ms. Schultes held several key financial and operational leadership positions at Gardner Builders as well as Metropolitan Mechanical Contractors, Inc., a portfolio company of APi Group, including as President and Chief Financial Officer. Ms. Schultes began her career in public accounting working with Deloitte and Grant Thornton, where she focused on attestation, M&A and Sarbanes-Oxley compliance. Ms. Schultes holds a bachelor’s degree in accounting from the University of Northern Iowa and is a certified public accountant.

Anthony Gaucher was appointed Chief Human Resources Officer of Acuren in April 2025. He joins Acuren from Sidel (a Tetra Laval company) where he served as Vice President Americas since July 2023. Prior to that, Mr. Gaucher held several key strategic and operational Human Resources leadership positions at Baker Hughes since 2006, including leading global HR Operations, the Asia Pacific Region, and multiple HR strategic business partnerships. He began his career in the Learning and Development field focusing on ERP implementations and building technical training operations. Mr. Gaucher holds a bachelor’s degree in marketing from ESICAD International (France).

Fiona E. Sutherland has served as ASP Acuren’s General Counsel since August 2019 and as our General Counsel since the closing of the Acuren Acquisition. Ms. Sutherland earned her B.Comm and LL.B (JD) both from the University of Alberta with Distinction. Prior to joining Acuren, Ms. Sutherland was employed at Enbridge Inc. where she held various positions including Sr. Manager SCM Sustainability, Sr. Manager SCM Major Projects and Corporate Counsel. Ms. Sutherland started her legal career at Miller Thomson LLP as a litigator and prior to becoming a lawyer she worked at Imperial Oil Ltd. (ExxonMobil) in Supply Chain.

ACUREN EXECUTIVE OFFICER COMPENSATION

In this section, “we,” us,” “our” and “Acuren” refer to ASP Acuren Holdings, Inc. (Predecessor) for the period from January 1, 2024 to July 29, 2024, and Acuren Corporation (Successor) for the period from July 30, 2024 to March 31, 2025. The term “ASP Acuren” refers to ASP Acuren Holdings, Inc.

Executive Compensation

Introduction

As an “emerging growth company,” we are permitted to and rely on exemptions from certain disclosure requirements that are applicable to other companies that are not emerging growth companies. As such, we have not included a compensation discussion and analysis of our executive compensation programs or tabular compensation information other than the Summary Compensation Table and the Outstanding Equity Awards table. For the fiscal year ended December 31, 2024, our named executive officers (each a “NEO” and collectively, the “NEOs”) and their positions were as follows:

•        Talman Pizzey, President and Chief Executive Officer;

•        Fiona Sutherland, General Counsel;

•        Lourinda St. John, Former Chief Human Resources Officer; and

•        Michael Grigsby, Former Chief Financial Officer

Effective December 3, 2024, we appointed Ms. Schultes as our Chief Financial Officer. Mr. Grigsby remained with the Company until December 31, 2024, to assist with transition matters. Additionally, effective April 7, 2025, we appointed Mr. Gaucher as our Chief Human Resources Officer. Ms. St. John remained with the Company until April 15, 2025, to assist with transition matters.

We did not have any executive officers prior to the completion of the Acuren Acquisition.

Summary Compensation Table for Fiscal 2024

The following table summarizes the compensation for our NEOs for the fiscal year ended December 31, 2024:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Talman Pizzey(4)	2024	$599,100	$—	$2,200,000	$369,734	$10,435	$3,179,269
President and Chief Executive Officer	2023	533,611	—	—	647,499	8,890	1,190,000
Fiona Sutherland(4)	2024	243,188	—	600,000	58,896	1,132	903,216
General Counsel
Lourinda St. John(5)	2024	274,038	—	600,000	72,246	7,352	953,636
Former Chief Human Resources Officer	2023	211,538	—	937,464	105,821	9,621	1,264,444
Michael Grigsby(6)	2024	430,191	—	1,700,000	—	9,063	2,139,254
Former Chief Financial Officer	2023	382,212	—	—	343,300	8,669	734,181

____________

(1)      The amount reported represents the aggregate grant date fair value of the restricted stock units granted to our NEOs calculated in accordance with Topic 718, Share-based Compensation, as discussed in “Note 17 — Share-Based Compensation” of the notes to our Consolidated Financial Statements included in this joint proxy statement/prospectus. This amount does not reflect the actual value that will be recognized by the recipient upon the vesting of the restricted stock units or the sale of the underlying shares.

(2)      Amounts reported in this column represent amounts paid under the annual incentive plan as described in the “Narrative Disclosure to Summary Compensation Table” section below.

(3)      Amounts reported in this column represent, in each case, the following payments to, or on behalf of, the NEOs: health expenses and, in the case of Mr. Pizzey, a car allowance. None of the items reported in this column individually exceeded $10,000.

(4)      Mr. Pizzey and Ms. Sutherland are paid in CAD. The table has been converted to USD at a 0.69 rate for the year ended December 31, 2024 and a 0.76 rate for the year ended December 31, 2023.

(5)      Ms. St. John resigned from her position as Chief Human Resources Officer as of April 7, 2025 and upon the termination of her employment she forfeited her 60,000 restricted stock units.

(6)      Mr. Grigsby forfeited 170,000 restricted stock units upon the termination of his employment.

Narrative Disclosure to Summary Compensation Table

In 2024, the NEOs’ executive compensation program was comprised of (1) base salary, (2) an annual incentive award and (3) other compensation, each as more fully discussed in the Summary Compensation Table and below. Under the annual incentive program, the NEOs were entitled to receive a cash incentive ranging from 40% to 130% of their base salary, based on Adjusted EBITDA growth in 2024. Amounts earned by the NEOs under the 2024 annual incentive program are set forth above in the “Non-Equity Incentive Plan Compensation” column in the “Summary Compensation Table for Fiscal 2024.”

On July 30, 2024, in connection with the Acuren Acquisition, Mr. Pizzey, Ms. St. John, and Ms. Sutherland were granted (i) 110,000, 30,000, and 30,000 restricted stock units, respectively, which vest in equal installments on the first through third anniversaries of the grant date and (ii) 110,000, 30,000, and 30,000 performance based restricted stock units, respectively. The performance based restricted stock units vest, subject to the volume VWAP of our common stock reaching a specified price over a ten (10) consecutive trading day period at any time during the period commencing on the date on which the common stock is listed on the New York Stock Exchange and ending on July 30, 2029 (the “VWAP Achievement Period”), on the later of (x) July 30, 2025 and (y) the calendar day following the last day of the VWAP Achievement Period.

On July 30, 2024, in connection with the Acuren Acquisition, Mr. Grigsby was granted (i) 85,000 restricted stock units which vest in equal installments on the first through third anniversaries of the grant date and (ii) 85,000 performance based restricted stock units. The foregoing restricted stock units were forfeited upon Mr. Grigsby’s termination of employment in December 2024.

2024 Employment Arrangements

Mr. Pizzey

In connection with the Acuren Acquisition, we entered into an Employment Agreement with Mr. Pizzey, dated September 19, 2024 (the “Pizzey Employment Agreement”), pursuant to which he is entitled to (i) an annual base salary of CAD $947,810, (ii) an annual cash incentive with a target opportunity equal to 100% of his annual base salary, (iii) an annual long-term equity incentive award having a grant date value of not less than $2.2 million and (iv) participate in our employee benefits plans.

In addition, if we terminate Mr. Pizzey’s employment without cause or if Mr. Pizzey terminates his employment for good reason, Mr. Pizzey would be entitled to receive (i) an amount equal to two times (x) his base salary and (y) his target annual bonus, payable in equal installments over a 12-month period, (ii) his pro-rata annual bonus for the year in which the termination occurs, (iii) any earned and accrued but unpaid base salary up to the date of termination, (iv) any unpaid annual bonus with respect to any completed fiscal year, (v) accrued but unused PTO, (vi) his vested employee benefits and (vii) continued COBRA benefits for 24 months following the date of termination. Mr. Pizzey would not be entitled to any unearned salary, bonus or other benefits if we were to terminate his employment for cause or if Mr. Pizzey were to terminate his employment voluntarily without good reason. Mr. Pizzey also agreed to non-competition, confidentiality and non-solicitation covenants.

Ms. Schultes

On November 20, 2024, we entered into an Employment Agreement with Kristin Schultes to serve as Chief Financial Officer (the “Schultes Employment Agreement”), pursuant to which she is entitled to (i) an annual base salary of $450,000, (ii) an annual cash incentive opportunity equal to 100% of her annual base salary, (iii) an annual long-term equity incentive award having a grant date value of not less than $900,000 and (iv) participate in our employee benefits plans. In addition, subject to her continued employment through the payment date, Ms. Schultes is entitled to (i) a relocation allowance equal to $275,000 which is payable in a lump sum, less applicable taxes, on or around January 2, 2025 and (ii) reimbursements or coverage of reasonable temporary housing and air travel expenses through August 1, 2025.

In addition, if we terminate Ms. Schultes’ employment without cause or if Ms. Schultes terminates her employment for good reason, Ms. Schultes would be entitled to receive (i) an amount equal to one times (x) her annual base salary and (y) her target annual bonus, payable in equal installments over a 12-month period, (ii) her pro-rata annual bonus for the year in which the termination occurs, (iii) any earned and accrued but unpaid base salary up to the date of termination, (iv) any unpaid annual bonus with respect to any completed fiscal year, (v) accrued but unused PTO, (vi) her vested employee benefits and (vii) continued COBRA benefits for 12 months following the date of termination. Ms. Schultes would not be entitled to any unearned salary, bonus or other benefits if we were to terminate her employment for cause or if Ms. Schultes were to terminate her employment voluntarily without good reason. Ms. Schultes also agreed to non-competition, confidentiality and non-solicitation covenants.

Ms. St. John

We did not have an employment agreement with Ms. St. John, however, pursuant to the terms of her offer letter dated February 10, 2023, Ms. St. John was entitled to (i) an annual base salary of $275,000 (which was increased for 2024 based on an annual performance review), (ii) an annual cash incentive with a target opportunity equal to 40% of her annual base salary and (iii) participate in our employee benefits plans. Effective April 7, 2025, Ms. St. John resigned from her role as Chief Human Resources Officer. Ms. St. John remained with the Company until April 15, 2025, to assist with transition matters.

Ms. Sutherland

We do not have an employment agreement with Ms. Sutherland, however, pursuant to the terms of her offer letter, Ms. Sutherland is entitled to (i) an annual base salary of US $235,466 (which was increased for 2024 based on an annual performance review), (ii) an annual cash incentive with a target opportunity equal to 40% of her annual base salary and (iii) participate in our employee benefits plans.

Mr. Grigsby Separation Agreement

On November 18, 2024, we entered into a General Release of Claims and Separation Agreement with Mr. Michael Grigsby (the “Grigsby Separation Agreement”). Pursuant to the Grigsby Separation Agreement, if Mr. Grigsby faithfully carried out his duties as CFO through December 31, 2024 (or such earlier date if requested by us in our discretion), including aiding in an orderly transition of his duties to Ms. Schultes, and timely executed and did not revoke a supplemental release, he was entitled to (i) $450,000, payable in a lump sum no later than January 31, 2025 and (ii) $20,000 to offset Mr. Grigsby’s COBRA premiums, payable within fourteen (14) days of Mr. Grigsby’s execution of the supplemental release. In exchange for the consideration provided by the Grigsby Separation Agreement, Mr. Grigsby agreed to non-competition, confidentiality and non-solicitation covenants for a period of twelve (12) months following the separation date.

Outstanding Equity Awards at Fiscal 2024 Year End

The following table provides information concerning unvested restricted stock units and performance stock units held by each of our named executive officers as of December 31, 2024.

Name	Grant Date	Stock Awards
		Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: # of Unearned Shares Not Vested (#)(3)	Equity Incentive Plan Awards: Value Unearned Shares Not Vested ($)(2)
Talman Pizzey	07/30/2024	110,000	1,402,500
	07/30/2024			110,000	1,402,500
Lourinda St. John	07/30/2024	30,000	382,500
	07/30/2024			30,000	382,500
Fiona Sutherland	07/30/2024	30,000	382,500
	07/30/2024			30,000	382,500
Michael Grigsby	07/30/2024	—	—
	07/30/2024			—	—

____________

(1)      The restricted stock units vest in equal installments on the first, second and third anniversaries of the grant date.

(2)      These amounts are calculated by multiplying the closing price of the underlying shares of common stock on December 31, 2024, or $12.75 per share, by the number of units. The actual value realized could be different based upon the stock price at the time of settlement.

(3)      Subject to the VWAP of our common stock reaching a specified price over a ten (10) consecutive trading day period at any time during the VWAP Achievement Period, these performance based restricted stock units shall vest on the later of (x) July 30, 2025 and (y) the calendar day following the last day of the VWAP Achievement Period.

ACUREN RELATED PARTY TRANSACTIONS

As used in this section entitled “Acuren Related Party Transactions”, the terms “we,” “us,” “our,” and the “Company” refer to Acuren Corporation, a Delaware corporation headquartered in Tomball, Texas, and its wholly-owned subsidiaries. The term “ASP Acuren” refers to ASP Acuren Holdings, Inc.

Certain Relationships and Related Transactions

Placing Agreement

On May 17, 2023, we entered into a Placing Agreement (the “Placing Agreement”) with each of Sir Martin E. Franklin, Mr. Robert Franklin, James E. Lillie and certain other individuals affiliated with Mariposa Acquisition IX, LLC (the “Founder Entity”, and such individuals, the “Founders”), Jefferies International Limited, Jefferies GmbH and UBS AG London Branch (together, the “Placing Agents”), in connection with our May 2023 initial public offering, pursuant to which the Placing Agents procured subscribers for Ordinary Shares (with matching Warrants), other than Ordinary Shares that were subscribed for by the Founder Entity. Under the Placing Agreement, each of our then directors and the Founder Entity agreed that they would not, without the prior written consent of the Placing Agents, offer, sell, contract to sell, pledge or otherwise dispose of any Ordinary Shares or Warrants (or any Founder Preferred Shares) which they held directly or indirectly in Acuren (then known as Admiral Acquisition Limited), for a period commencing on the date of the Placing Agreement and ending one year after the closing of the Acuren Acquisition (subject to certain customary exceptions).

Insider Letter Agreement

In connection with our initial public offering, we entered into a letter agreement (the “Insider Letter”) with our Founders and the Founder Entity who hold the Founder Preferred Shares, pursuant to which they agreed, among other things that they would not, without our prior written consent, offer, sell, contract to sell, pledge or otherwise dispose of any Founder Preferred Shares (excluding any Ordinary Shares received in respect of their Annual Dividend Amount received thereon from time to time), for a period of five years commencing on the date of the Placing Agreement and ending five years after the closing of the Acuren Acquisition (subject to certain customary exceptions).

Registration Rights

Pursuant to the Insider Letter, we have also agreed to provide the Founders and Founder Entity with certain registration rights that require us to provide them with such information and assistance following the Acuren Acquisition, subject to the restrictions described in the paragraph above and customary exceptions, as they may reasonably request to enable it to effect a disposition of all or part of their Ordinary Shares or Warrants, including, without limitation, the preparation, qualification and approval of a prospectus in respect of such Ordinary Shares or Warrants.

Concurrently with the close of the Acuren Acquisition on July 30, 2024, we raised cash proceeds of $666.6 million (net of issuance costs) from the issuance of 58,259,984 shares of Common Stock at $10.00 per share (the “PIPE Financing”) and early exercise of 36,710,124 Warrants at $10.00 per share of Common Stock. In connection with the Acuren Acquisition, Viking, certain entities affiliated with Permian Investment Partners LP (“Permian”) and an entity managed by Progeny 3, Inc. (“Progeny”), each of which beneficially own more than 5% of the Company’s issued and outstanding shares, irrevocably committed to purchase Ordinary Shares in the PIPE Financing. In addition, in connection with the Warrant Financing, each of the Founder Entity, Viking, Permian and Progeny irrevocably committed to exercise their respective Warrants.

In exchange for such commitments, we agreed, among other things, that when requested by written notice (delivered not earlier than three months following the Acuren Acquisition), we would use commercially reasonable efforts to promptly enter into a customary registration rights agreement with such entity, which agreement would provide for customary registration rights (subject to customary exceptions) with respect to the Ordinary Shares, or any other equity interests later acquired by such entity in exchange for the Ordinary Shares in connection with a recapitalization, redomiciliation or similar transaction.

Additional Stock Issuances to Our Founder Entity, Certain 5% Holders, Certain Directors and Executive Officers

On July 30, 2024, in connection with the closing of the Warrant Financing we issued and sold at $10.00 per share (1) 2,487,500 Ordinary Shares to the Founder Entity, (2) 2,500,000 Ordinary Shares to Viking, (3) 2,500,000 Ordinary Shares to Progeny, (4) 250,000 Ordinary Shares to Permian and (5) 2,500 Ordinary Shares to Mr. Cullinan, one of our directors.

On July 30, 2024, in connection with the closing of the PIPE Financing, we issued and sold at $10.00 per share (1) 21,860,000 Ordinary Shares to Viking, (2) 2,500,000 Ordinary Shares to Progeny, (3) 7,440,000 Ordinary Shares to the Founder Entity, (4) 6,700,000 Ordinary Shares to Permian and (5) 400,000 Ordinary Shares to Mr. Pizzey, a director and our Chief Executive Officer.

Consulting Services Agreement

On July 30, 2024, the Company entered into a Consulting Services Agreement with Mariposa Capital, LLC, an affiliate of Sir Martin. Under this agreement, Mariposa Capital, LLC agreed to provide certain services, including corporate development and consulting services, consulting services with respect to mergers and acquisitions, investor relations services, strategic planning consulting services, capital expenditure allocation consulting services, strategic treasury consulting services and such other services relating to the Company as may from time to time be mutually agreed. In connection with these services, Mariposa Capital, LLC is entitled to receive an annual fee equal to $2.0 million, payable in quarterly installments. The initial term of this agreement will terminate on July 30, 2025 and will be automatically renewed for successive one-year terms unless either party notifies the other party in writing of its intention not to renew this agreement no later than 90 days prior to the expiration of the term. This agreement may only be terminated by the Company upon a vote of a majority of our directors. In the event that this agreement is terminated by the Company, the effective date of the termination will be six months following the expiration of the initial term or a renewal term, as the case may be.

ASP Acuren

In 2023, ASP Acuren was a party to an agreement with American Securities, LLC, a former related party, for management consulting services, acquisition planning services, strategic planning and project management. ASP Acuren began paying management fees pursuant to this agreement in 2020, but such payments were suspended in 2024.

Policy Concerning Related Party Transactions

The Board of Directors has determined that the Audit Committee is best suited to review and approve or ratify transactions with related persons, in accordance with the policy set forth in the Audit Committee Charter. Such review will apply to any transaction or series of related transactions or any material amendment to any such transaction involving a related person and the Company or any subsidiary of the Company. For purposes of the policy, “related persons” will consist of executive officers, directors, director nominees, any stockholder beneficially owning more than 5% of the issued and outstanding common stock, and immediate family members of any such persons. In reviewing related person transactions, the Audit Committee will take into account all factors that it deems appropriate, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction. No member of the Audit Committee will be permitted to participate in any review, consideration or approval of any related person transaction in which the director or any of his immediate family member is the related person.

ASP Acuren did not have any policy with respect to related party transactions.

DESCRIPTION OF ACUREN CAPITAL STOCK

The following summarizes the material terms of the common stock, preferred stock and warrants of Acuren Corporation (“we,” “us,” “our,” and the “Company”) as set forth in Acuren Certificate of Incorporation and Acuren Bylaws. While we believe that the following description covers the material terms of our capital stock, the description may not contain all of the information that is important to you and is subject to and qualified in its entirety by reference to applicable Delaware law and to the Acuren Certificate of Incorporation and Acuren Bylaws, which are filed as exhibits to the registration statement of which this joint proxy statement/prospectus forms a part.

Authorized Share Capital

The Company’s authorized capital stock consists of 500,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share, of which 1,000,000 is designated Series A Preferred Stock (the “Acuren Preferred Stock”).

As of March 21, 2025, the Company had 121,476,215 shares of Acuren Common Stock issued and outstanding, and 1,000,000 shares of Acuren Preferred Stock issued and outstanding.

As of December 31, 2024, the Company had reserved 1,570,000 restricted share units of its authorized shares of Acuren Common Stock for issuance under its existing share-based compensation and other benefit plans, subject to increase in accordance with the terms of such plans.

Common Stock

Voting.    Except as otherwise required by applicable law or as provided by the Company’s certificate of incorporation, including matters required to be submitted solely to a vote of the holders of Acuren Preferred Stock (or any other series of preferred stock of the Company then outstanding), each holder of Acuren Common Stock is entitled to one vote for each share of Acuren Common Stock owned of record on all matters submitted to a vote of stockholders of the Company. Except as otherwise required by applicable law or as provided by the certificate of incorporation, including matters required to be submitted solely to a vote of the holders of Acuren Preferred Stock (or any other series of preferred stock of the Company then outstanding), holders of Acuren Common Stock (as well as holders of any series preferred stock then outstanding and entitled to vote together with the holders of Acuren Common Stock, including the Acuren Preferred Stock) vote together as a single class on all matters presented to the Company’s stockholders for their vote or approval, including the election of directors. There is no cumulative voting rights with respect to the election of directors or any other matters submitted to a vote of the stockholders of the Company.

Dividends and distributions.    Subject to applicable law and the rights of the holders of Acuren Preferred Stock and the rights, if any, of the holders of any other series of preferred stock of the Company then outstanding, the holders of Acuren Common Stock have the right to receive dividends and distributions, whether payable in cash or otherwise, as may be declared from time to time by the Company’s board of directors from amounts legally available therefor.

Liquidation, dissolution or winding up.    Subject to applicable law and the rights, if any, of the holders of any series of preferred stock of the Company then outstanding, including the Acuren Preferred Stock, in the event of the liquidation, dissolution or winding-up of the Company, holders of our Acuren Common Stock will be entitled to share ratably in proportion to the number of shares of Acuren Common Stock held by them in the assets of the Company available for distribution after payment or reasonable provision for the payment of all creditors of the Company.

Redemption, conversion or preemptive rights.    Holders of Acuren Common Stock have no redemption rights, conversion rights or preemptive rights to subscribe to any or all additional issues of the Company’s shares or securities convertible into capital stock of the Company.

Other provisions.    There are no redemption provisions or sinking fund provisions applicable to Acuren Common Stock.

The powers, preferences and rights, if any, and the qualifications, limitations and restrictions, if any, of Acuren Common Stock may be subject to the powers, preferences and rights, if any, and the qualifications, limitations and restrictions, if any, of any series of preferred stock of the Company, including the Acuren Preferred Stock.

Shares Reserved for Future Issuances

Outstanding Warrants.    As of March 21, 2025, there were 18,264,876 Warrants outstanding. The Warrants were issued pursuant to the Warrant Instrument. Each Warrant entitles the registered holder (a “Warrantholder”) to subscribe for one-fourth of a share of Acuren Common Stock upon exercise at a price of $11.50 per whole share of Acuren Common Stock (subject to any prior adjustment in accordance with the terms and conditions set out in the Warrant Instrument and discussed below) at any time during the Subscription Period (defined below).

Outstanding Warrants are exercisable until 5:00 p.m. London time on July 30, 2027 (provided that if such day is not a trading day, the trading day immediately following such day), unless earlier redeemed in accordance with the Warrant Instrument and as described below (the “Subscription Period”). Subject to any such prior adjustment, each Warrantholder will be required to hold and validly exercise four Warrants in order to receive one share of Acuren Common Stock.

The Warrants are subject to mandatory redemption. The Company may call the Warrants for redemption:

•        in whole but not in part,

•        at a price of $0.01 per Warrant,

•        upon not less than 20 days’ prior written notice of redemption to each Warrantholder,

if, and only if, the “Average Price” (as defined in the Warrant Instrument) of the shares of the Company’s Acuren Common Stock equals or exceeds $18.00 per share (subject to any prior adjustment in accordance with the terms and conditions set out in the Warrant Instrument) for any 10 consecutive trading days.

The right to exercise the Warrants will be forfeited unless the Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of one or more Warrants will have no further rights except to receive the redemption price for such holder’s Warrants upon surrender of such Warrants.

The exercise price and number of shares issuable on exercise of the Warrants may be adjusted in certain circumstances including in the event of a stock dividend or distribution, recapitalization, consolidation, combination or stock split. However, the Warrants will not be adjusted for issuances of shares at a price below the exercise price of the Warrants.

Subject to the terms and conditions of the Warrant Instrument, each of the Warrants are transferable by an instrument of transfer in any usual or common form, or in any other form which may be approved by or on behalf of the Company.

The Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration of the Subscription Period at the address of the Receiving Agent (as defined in the Warrant Instrument) designated for such purposes, with the subscription notice form on the reverse side of the warrant certificate properly completed and executed as indicated, accompanied by full payment of the exercise price in cleared funds for the number of whole shares being acquired with respect to the Warrants being exercised. The Warrantholders do not have the rights or privileges of holders of shares until they exercise their warrants and receive shares. After the issuance of shares of Acuren Common Stock upon exercise of the Warrants, each holder will be entitled to one vote for each whole share of Acuren Common Stock held of record on all matters to be voted on by the holders of Acuren Common Stock.

No fractional shares will be issued upon exercise of the Warrants. Accordingly, no Warrants are exercisable unless a sufficient number of Warrants are exercised to equal a whole number of shares upon such exercise. In addition, no fraction of a Warrant will be issued or returned to the Warrantholder following exercise and any such fraction, determined after aggregation of all Warrants being exercised by such holder, will lapse and be cancelled.

Preferred Stock

Blank Check Preferred.    Under the Company’s certificate of incorporation, without stockholder approval, the Company’s board of directors is authorized by resolution to create and issue one or more series of preferred stock of the Company (in addition to the Acuren Preferred Stock), and, with respect to each such series, to determine the number of shares constituting the series and the designations and the powers (including voting powers), preferences and rights, if any, which may include dividend rights, conversion or exchange rights, redemption rights and terms and liquidation preferences, and the qualifications, limitations and restrictions, if any, of the series. The Company’s board of directors may therefore create and issue one or more new series of preferred stock with voting power and preferences and rights that could be senior to and dilutive of rights, powers and preferences, if any, of Acuren Common Stock and which could have certain anti-takeover effects. Before the Company may issue any new series of preferred stock, our board of directors will be required to adopt resolutions creating and designating such series of preferred stock and certificate of designations setting forth a copy of such resolutions will be required to be executed, acknowledged and filed with the Secretary of State of the State of Delaware.

Acuren Preferred Stock.    The Company has 1,000,000 shares of Acuren Preferred Stock issued and outstanding. The designations and the powers, preferences and rights, and the qualifications, limitations and restrictions of the Acuren Preferred Stock are set forth in the certificate of incorporation.

Dividends.    Subject to applicable law and the rights, if any, of any series of preferred stock of the Company then outstanding ranking senior to the Acuren Preferred Stock as to dividends and on parity with the rights, if any, of any series of the Company’s preferred stock then outstanding ranking on parity with the Acuren Preferred Stock and, if the Average Price (as defined in the certificate of incorporation) per share of Acuren Common Stock (subject to adjustment in accordance with the certificate of incorporation) is $11.50 or more for any ten consecutive trading days, the holders of the Acuren Preferred Stock will be entitled to receive, in respect of each Dividend Period (as defined below), in the aggregate, the “Annual Dividend Amount,” which is calculated as follows (the “Annual Dividend Amount”):

A X B, where:

A = an amount equal to 20% of the increase (if any) in the value of a share of Acuren Common Stock, such increase calculated as being the difference between (i) the Average Price (as defined in the certificate of incorporation) per share of Acuren Common Stock over the last ten consecutive trading days of the Dividend Period for such Dividend Period (the “Dividend Price”) and (ii) (x) if no Annual Dividend Amount has previously been paid, a price of $10.00 per share of Acuren Common Stock, or (y) if an Annual Dividend Amount has previously been paid, the highest Dividend Price for any prior Dividend Period (subject to adjustment in accordance with the certificate of incorporation); and

B = 121,476,215, being such number of shares of Acuren Common Stock equal to the number of ordinary shares of the Company outstanding immediately following the Acuren Acquisition, which includes any ordinary shares issued pursuant to the exercise of warrants of the Company, but excluding any ordinary shares issued to stockholders or other beneficial owners of ASP Acuren, Inc. in connection with the Acuren Acquisition, which such number of shares is subject to adjustment as provided in the certificate of incorporation (the “Series A Preferred Dividend Equivalent”).

“Dividend Period” means the Company’s financial year (which may be twelve months or any longer or shorter period) as determined by the Company’s board of directors, except that (i) in the event of the Company’s dissolution, the relevant Dividend Period will end on the trading day immediately prior to the date of dissolution and (ii) in the event of the automatic conversion of shares of Acuren Preferred Stock into shares of Acuren Common Stock, the relevant Dividend Period will end on the trading day immediately prior to the date of such automatic conversion.

The Annual Dividend Amount is payable in shares of Acuren Common Stock. Each Annual Dividend Amount will be divided between the holders of Acuren Preferred Stock pro rata to the number of Acuren Preferred Stock held by them on the last day of the relevant Dividend Period (the “Dividend Date”). Each holder of a share of Acuren Preferred Stock will be entitled to receive such number of whole shares of Acuren Common Stock as is determined by dividing the pro rata amount of the Annual Dividend Amount to which such holder is entitled, by the relevant Dividend Price.

In the event of a Change of Control, the holders of the Acuren Preferred Stock will be entitled to receive, in the aggregate, a one-time dividend, equal to the Change of Control Dividend Amount, payable in Acuren Common Stock, the Change of Control Dividend Amount being divided between the holders of the Acuren Preferred Stock pro rata to the number of Acuren Preferred Stock held by such holders immediately prior to the consummation of the Change of Control (the “Change of Control Dividend Date”). The Change of Control Dividend Amount shall be paid on the Change of Control Dividend Date by issuing to each holder of Acuren Preferred Stock such number of shares of Acuren Common Stock as is equal to (i) the pro rata amount of the Change of Control Dividend Amount to which they are entitled, divided by the Change of Control Price (as defined below). For purposes of this calculation, (i) the “Change of Control Dividend Amount” means the aggregate amount determined by adding together each Annual Dividend Amount that would have been payable for each Dividend Period (or part thereof) occurring during the Change of Control Dividend Period assuming that (w) we do not enter into liquidation during such Change of Control Dividend Period, (x) the Acuren Preferred Stock is not automatically converted into Acuren Common Stock during the Change of Control Dividend Period, (y) no Change of Control occurs during the Change of Control Dividend Period and (z) the Dividend Price means, for each Dividend Period (or part thereof) in the Change of Control Dividend Period, the amount equal to the Change of Control Price increasing by eight percent (8%) per annum (compounded annually) for each such Dividend Period (or part thereof), (ii) “Change of Control Dividend Period” means the period beginning on the date of the consummation of the Change of Control and ending on the last day of the tenth full financial year following the completion of the Acuren Acquisition, and (iii) “Change of Control Price” means either (x) the cash amount per share to be received by holders of Acuren Common Stock in connection with a Change of Control or (y) where the amount per share to be received by holders of Acuren Common Stock in connection with a Change of Control is in a form other than cash, the Average Price for the last ten consecutive trading days prior to the consummation of the Change of Control event.

The precise number of shares of Acuren Common Stock that may be required to be issued pursuant to the terms of the Acuren Preferred Stock cannot be ascertained at this time.

The issue of Acuren Common Stock in connection with the payment of the Annual Dividend Amount or Change of Control Dividend Amount will reduce (by the applicable proportion) the percentage stockholdings of those stockholders holding Acuren Common Stock prior to such issuance not entitled to such dividends. This does not take into account any dilution which may occur as a result of any other issuance of Acuren Common Stock pursuant to the other terms of the Acuren Preferred Stock or otherwise and assumes that there is no adjustment (pursuant to the constitute documents) to the rate at which the Acuren Preferred Stock convert into Acuren Common Stock.

Subject to applicable law and the rights, if any, of any series of preferred stock of the Company then outstanding ranking senior to the Acuren Preferred Stock as to dividends and on parity with the Acuren Common Stock and any series of preferred stock of the Company ranking on parity with such Acuren Common Stock, the holders of the Acuren Preferred Stock shall be entitled to receive when, as and if a dividend (other than a dividend paid in shares of the Company) is declared on Acuren Common Stock by the board of directors (i) a dividend per share of Acuren Preferred Stock equal to the product obtained by multiplying the number of shares of Acuren Common Stock into which such shares of Acuren Preferred Stock could then be converted, by the dividend payable on each such share of Acuren Common Stock, and (ii) a dividend per share of Acuren Preferred Stock equal to the amount determined by dividing an amount equal to 20% of the dividend which would be distributable on such number of shares of Acuren Common Stock equal to the Series A Preferred Dividend Equivalent, by the number of shares of Acuren Preferred Stock outstanding.

Automatic Conversion.    The Acuren Preferred Stock will be automatically converted into shares of Acuren Common Stock on a one-for-one basis (subject to certain adjustments in accordance with the terms of the Acuren Preferred Stock) upon the earlier of (i) immediately following the Change of Control Dividend Date and (ii) the last day of the tenth full financial year following the consummation of the Acuren Acquisition, being December 31, 2034 (the “Automatic Conversion”).

Optional Conversion.    By notice in writing and surrender of the relevant certificate or certificates to the Company, a holder of Acuren Preferred Stock will be able to convert some or all of such holder’s Acuren Preferred Stock into an equal number of shares of Acuren Common Stock (subject to adjustment in accordance with the certificate of incorporation) and, in such circumstances, the shares of Acuren Preferred Stock that were subject to such notice will be converted into shares of Acuren Common Stock on the fifth trading day after receipt by the Company of such written notice (the “Optional Conversion”). In the event of an Optional Conversion, no relevant portion of the Annual Dividend Amount will be payable in respect of those shares of Acuren Preferred Stock that are converted into shares of Acuren Common Stock for the Dividend Period in which the date of the Optional Conversion occurs.

Liquidation.    Upon the voluntary or involuntary liquidation, dissolution, or winding up of the Company (a “Liquidation”), each share of Acuren Preferred Stock will be entitled to receive the amount that would have been received in respect of such share had it been converted into Acuren Common Stock.

Voting Rights.    Each holder of Acuren Preferred Stock is entitled to one vote per share of Acuren Preferred Stock on all matters submitted to a vote of stockholders of the Company generally, voting together with holders of Acuren Common Stock as a single class. The holders of Acuren Preferred Stock will also have the right to vote separately as a single class on any amendment to the certificate of incorporation, whether by merger, consolidation, statutory conversion, domestication, continuance, statutory transfer or otherwise, that would adversely alter or change the powers, preferences or rights or the qualifications, limitations or restrictions of the Acuren Preferred Stock and as provided by applicable Delaware law.

Exclusive Forum

The Company’s certificate of incorporation and bylaws provide that unless we consent in writing to the selection of an alternative forum, the Delaware Court of Chancery will be the sole and exclusive forum for: (1) derivative actions or proceedings brought on behalf of us; (2) actions asserting a claim of fiduciary duty owed by any of our directors, officers, stockholders or employees to us or our stockholders; (3) civil actions to apply, enforce any provision of the Delaware general corporation law; (4) actions asserting a claim subject to the jurisdiction of the Delaware Court of Chancery; or (5) actions asserting a claim governed by the internal affairs doctrine; provided, however, that the foregoing would not apply to any causes of action arising under the Securities Act or the Exchange Act. If the Delaware Court of Chancery lacks jurisdiction over any of the foregoing actions or proceedings, the certificate of incorporation and bylaws provide that the sole and exclusive forum for such actions or proceedings will be another state or federal court located in the State of Delaware, as long as such court has personal jurisdiction over the parties. In addition, the certificate of incorporation and bylaws provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for any action asserting a claim arising under the Securities Act; provided, however, that the foregoing will not apply to any action asserting a claim under the Exchange Act.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As noted above, the Company’s certificate of incorporation and bylaws provide that the federal district courts of the United States will have exclusive jurisdiction over any action asserting a cause of action arising under the Securities Act. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act.

Section 27 of the Exchange Act creates exclusive United States federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As noted above, the Company’s certificate of incorporation and bylaws provide that the choice of forum provision does not apply to any action asserting claims arising under the Exchange Act. Accordingly, actions by our stockholders asserting claims arising under the Exchange Act or the rules and regulations thereunder must be brought in United States federal court.

Notwithstanding the forum provisions contained in the Company’s certificate of incorporation and bylaws, stockholders will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring any interest in shares of the Company’s capital stock will be deemed to have notice of and consented to the forum selection provisions in the Company’s certificate of incorporation and bylaws.

The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or its directors, officers, stockholders, or other employees, which may discourage such lawsuits against the Company and its directors, officers, stockholders, and other employees. Alternatively, if a court were to find the choice of forum provisions contained in the Company’s certificate of incorporation or bylaws to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, results of operations, and financial condition.

INFORMATION ABOUT NV5

NV5 is a leading provider of tech-enabled engineering, testing, inspection, and consulting solutions for the built environment. NV5 specializes in engineering design, asset management, and geospatial data analytics to support infrastructure resilience and building systems performance throughout the entire asset lifecycle. NV5 operates out of more than 100 offices nationwide and abroad. NV5’s principal executive offices are located at 200 South Park Road, Suite 350, Hollywood, FL 33021. Its telephone number is (954) 495-2112. Shares of NV5 Common Stock are traded on the NASDAQ under the symbol “NVEE.” Additional information about NV5 and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

CERTAIN BENEFICIAL OWNERS OF ACUREN COMMON STOCK

To Acuren’s knowledge, the following table sets forth certain information regarding the beneficial ownership of Acuren Common Stock as of the close of business on June 30, 2025 (except as noted in the footnotes below) and with respect to: (i) each person known by Acuren to beneficially own 5% or more of the outstanding Acuren Common Stock; (ii) each member of the Acuren Board; (iii) each named executive officer of Acuren; and (iv) the members of the Acuren Board and Acuren’s current executive officers as a group.

Acuren has determined beneficial ownership in accordance with the rules of the SEC. Information set forth in the tables below with respect to beneficial ownership of Acuren Common Stock has been obtained from filings made by the named beneficial ownership with the SEC as of June 30, 2025 or, in the case of Acuren’s current executive officers and directors, has been provided to us by such individuals. Except as indicated by the footnotes below, Acuren believes, based on the information furnished to Acuren, that the persons and entities named in the table below have sole voting and investment power with respect to all Acuren Common Stock that he, she or it beneficially owns.

Applicable percentage ownership and voting power is based on approximately 121,476,215 shares of Acuren Common Stock outstanding as of June 30, 2025.

Unless otherwise indicated, the address of each person named in the table below is c/o Acuren Corporation., 14434 Medical Complex Drive, Suite 100, Tomball, TX 77377.

	Common Stock beneficially owned
	Number		%
Beneficial Owner
More than 5% Stockholders:
Mariposa Acquisition IX, LLC(1)	19,877,500	(2)	16.2%
Entities managed by Viking Global Investors LP	34,360,000	(3)(4)	28.3%
P3-EQ, LLC	15,000,000	(5)	12.3%
Entities managed by Permian Investment Partners LP	9,089,832	(6)	7.5%
Gates Capital Management, L.P.	6,118,050	(7)	5.0%
Named Executive Officers and Directors:
Sir Martin E. Franklin	19,877,500	(2)	16.2%
Robert A.E. Franklin	—	(8)	—
Antoinette C. Bush	10,000	(9)	*
Rory Cullinan	72,500	(10)	—
Elizabeth Meloy Hepding	10,000	(11)	—
Peter A. Hochfelder	10,000	(12)	—
James E. Lillie	10,000	(13)	—
Talman Pizzey	436,667	(14)	*
Michael Grigsby	—		—
Lourinda St. John	—		—
Fiona Sutherland	10,000	(15)	*
All executive officers and directors as a group (11 persons)	20,436,667	(16)	16.7%

____________

*        Represents beneficial ownership of less than one percent (1%) of our outstanding Acuren Common Stock.

(1)      The address for Mariposa Acquisition IX, LLC is c/o Mariposa Capital LLC, 500 South Pointe Drive, Suite 240, Miami Beach, FL 33139. Sir Martin is the manager of Mariposa Acquisition IX, LLC.

(2)      This amount consists of (i) 18,877,500 shares of Acuren Common Stock and (ii) 1,000,000 shares of Acuren Common Stock issuable upon conversion of Acuren Preferred Stock, which are convertible at any time at the option of the holder into Acuren Common Stock on a one-for-one basis. The Acuren Preferred Stock are entitled to one vote per share on all matters submitted to a vote of holders of Acuren Common Stock, voting together as a single class. The reported securities are held by Mariposa Acquisition IX, LLC. Sir Martin is the managing member of Mariposa Acquisition IX, LLC and as such controls 100% of the voting and dispositive power of such entity.

(3)     Based on a Schedule 13G filed by Viking Global Investors LP on May 15, 2025. This amount consists of (i) 11,338,800 shares of Acuren Common Stock held directly by Viking Global Opportunities Drawdown (Aggregator) LP (“VGODA”), which has the authority to dispose of and vote such shares, which power may be exercised by its general partner, Viking Global Opportunities Drawdown Portfolio GP LLC (“VGODP GP”), and by Viking Global Investors LP (“VGI”) which provides managerial services to VGODA, and (ii) 23,021,200 shares of Acuren Common Stock held directly by Viking Global Opportunities Illiquid Investments Sub-Master LP (“VGOP”), which has the authority to dispose of and vote such shares, which power may be exercised by its general partner, Viking Global Opportunities Portfolio GP LLC (“VGOP GP”), and VGI, which provides managerial services to VGOP. O. Andreas Halvorsen, David C. Ott and Rose Shabet, as Executive Committee members of (i) Viking Global Partners LLC (the general partner of VGI) and (ii) Viking Global Opportunities Parent GP LLC, the sole member of (a) Viking Global Opportunities Drawdown GP LLC (which is the sole member of VGODP GP) and (b) Viking Global Opportunities GP LLC (which is the sole member of VGOP GP), have shared authority to direct the voting and disposition of investments beneficially owned by VGI, VGODP GP and VGOP GP. The mailing address for each of the above entities is c/o Viking Global Investors LP, 600 Washington Boulevard, 11th floor, Stamford, CT 06901.

(4)      Each of VGODA and VGOP holds a limited liability company interest in Mariposa Acquisition IX, LLC and, as a result, collectively may be deemed to have a pecuniary interest in approximately 1,490,813 shares of Acuren Common Stock (including approximately 75,000 shares of Acuren Common Stock issuable upon conversion of the Acuren Preferred Stock held by Mariposa Acquisition IX, LLC).

(5)      Based on a Schedule 13G filed on May 9, 2025, and a Form filed on February 14, 2025 by Progeny 3, Inc. P3-EQ, LLC is holds all 15,000,000 shares of Acuren Common Stock. Progeny 3, Inc. is the managing member of P3-EQ, LLC and has sole voting and dispositive power over all 15,000,000 shares of Acuren Common Stock. Jon Hemingway is the sole shareholder of Progeny 3, Inc. and may be deemed to have beneficial ownership of Acuren Common Stock held by P3-EQ, LLC. The mailing address for P3-EQ, LLC is c/o Progeny 3, Inc. 5209 Lake Washington Blvd NE, Suite 200, Kirkland, Washington 98033.

(6)      Based on a Schedule 13G filed by Permian Investment Partners, LP on May 15, 2025. This amount consists of (i) 1,827,286 shares of Acuren Common Stock held directly by Permian Nautilus Master Fund LP, (ii) 2,864,113 shares of Acuren Common Stock held directly by Permian Master Fund LP, LLC and (iii) 4,398,433 shares of Acuren Common Stock managed by Permian Investment Partners, LP on behalf of investment advisory clients. Permian Investment Partners, LP has shared voting and dispositive power over all 9,089,832 shares of Acuren Common Stock. Permian Nautilus Master Fund LP and Permian Master Fund LP are managed directly or indirectly by Permian Investment Partners LP. The mailing address for each of the above entities is c/o Permian Investment Partners LP, 3401 Armstrong Avenue, Dallas, Texas 75205.

(7)      Based on a schedule 13G filed by Gates Capital Management, L.P. (“Gates Capital”) on February 14, 2025. This amount consists of shares of Acuren Common Stock held directly by certain funds (the “Gates Capital Funds”) as to which Gates Capital serves as investment manager. Gates Capital Management GP, LLC (the “General Partner”) is the general partner of Gates Capital, Gates Capital Management, Inc. (the “Corporation”) is the managing member of the General Partner and Jeffrey L. Gates serves as the President of the Corporation. Gates Capital, the General Partner, the Corporation and Mr. Gates share voting and dispositive power over all 6,118,050 shares of Acuren Common Stock held directly by the Gates Capital Funds. The mailing address for each of the above entities is c/o Gates Capital Management, L.P., 1177 Avenue of the Americas, 46th Floor, New York, New York 10036.

(8)      RAEF Family Trust, of which Mr. Franklin is the trustee and a beneficiary, holds a limited liability company interest in Mariposa Acquisition IX, LLC and, as a result, may be deemed to have a pecuniary interest in approximately 997,150 shares of Acuren Common Stock and approximately 185,000 shares of Acuren Common Stock issuable upon conversion of the Acuren Preferred Stock held by Mariposa Acquisition IX, LLC.

(9)      This amount consists of 10,000 shares of Acuren Common Stock issuable pursuant to restricted stock units that vest within 60 days after June 30, 2025.

(10)    This amount consists of (i) 12,500 shares of Acuren Common Stock held directly by Mr. Cullinan, (ii) 50,000 shares of Acuren Common Stock underlying options to purchase shares of Acuren Common Stock, pursuant to an Option Deed, which are exercisable at any time until July 31, 2029 and (iii) 10,000 shares of Acuren Common Stock issuable pursuant to restricted stock units that vest within 60 days after June 30, 2025.

(11)    This amount consists of 10,000 shares of Acuren Common Stock issuable pursuant to restricted stock units that vest within 60 days after June 30, 2025.

(12)    This amount consists of 10,000 shares of Acuren Common Stock issuable pursuant to restricted stock units that vest within 60 days after June 30, 2025.

(13)    This amount consists of 10,000 shares of Acuren Common Stock issuable pursuant to restricted stock units that vest within 60 days after June 30, 2025. In addition, Mr. Lillie holds a limited liability company interest in Mariposa Acquisition IX, LLC and, as a result, may be deemed to have a pecuniary interest in approximately 1,746,169 shares of Acuren Common Stock and approximately 92,500 shares of Acuren Common Stock issuable upon conversion of the Acuren Preferred Stock held by Mariposa Acquisition IX, LLC.

(14)    This amount includes 36,667 shares of Acuren Common Stock issuable pursuant to restricted stock units that vest within 60 days after June 30, 2025.

(15)    This amount consists of 10,000 shares of Acuren Common Stock issuable pursuant to restricted stock units that vest within 60 days after June 30, 2025.

(16)    This amount includes an aggregate of 1,000,000 shares of Common Stock issuable upon conversion of the Acuren Preferred Stock and 146,667 shares of Acuren Common Stock issuable upon exercise of options to purchase shares of Acuren Common Stock, in each case that are convertible or exercisable within 60 days after June 30, 2025.

LEGAL MATTERS

The legality of the shares of Acuren Common Stock issuable in the Merger will be passed upon for Acuren by Greenberg Traurig P.A. Certain U.S. federal income tax consequences relating to the transactions will be passed upon for Acuren by Greenberg Traurig P.A. and for NV5 by Loeb & Loeb LLP.

EXPERTS

Acuren Corporation

The financial statements of Acuren Corporation as of December 31, 2024 and for the period from July 30, 2024 to December 31, 2024 included in this joint proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of ASP Acuren Holdings, Inc. as of December 31, 2023 and for the period from January 1, 2024 to July 29, 2024 and for each of the two years in the period ended December 31, 2023 included in this joint proxy statement/prospectus have been so included in reliance on the report, which contains an explanatory paragraph relating ASP Acuren Holdings, Inc.’s restatement of its financial statements as described in Note 2 to the financial statements, of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

NV5 Global, Inc.

The financial statements of NV5 Global, Inc. as of December 28, 2024 and December 30, 2023, and for each of the three years in the period ended December 28, 2024, incorporated by reference in this joint proxy statement/prospectus, and the effectiveness of NV5 Global, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference in reliance upon the reports of such firm, given their authority as experts in accounting and auditing.

STOCKHOLDER PROPOSALS

Acuren Corporation

Acuren will hold the 2025 annual meeting of its stockholders on July 31, 2025 which will encompass the procedures and proposals generally conducted at its annual meeting of stockholders. Acuren will hold a regular annual meeting of stockholders in 2026 (the “Acuren 2026 Annual Meeting”).

Any stockholder of Acuren who desires to submit a proposal for action at the Acuren 2026 Annual Meeting and wishes to have such proposal (a “Rule 14a-8 Proposal”) included in Acuren’s proxy materials, must submit such Rule 14a-8 Proposal at its principal executive office, 14434 Medical Complex Drive, Suite 100, Tomball, Texas 77377, no later than March 3, 2026, delivered to the attention of the Corporate Secretary of Acuren, unless Acuren notifies the stockholders otherwise. Only those Rule 14a-8 Proposals that are timely received by Acuren and meets the requirements of the applicable rules of the SEC and the Acuren bylaws will be considered.

Acuren’s Bylaws establish an advance notice procedure with regard to director nominations and stockholder proposals that are not submitted for inclusion in Acuren’s proxy statement, but that a stockholder instead wishes to present directly at an annual meeting. Any stockholder of Acuren who desires to submit a proposal for action or nominate a director for election at the 2026 Annual Meeting but does not wish to have such proposal included in Acuren’s proxy materials, must submit such proposal to Acuren at its principal executive offices so that it is received between April 2, 2026 and May 2, 2026, unless Acuren notifies the stockholders otherwise. In addition to being proper for stockholder action and in compliance with applicable law, such proposal must be submitted in accordance with, and include the information and materials required by the Acuren bylaws and, to the extent applicable, the Acuren certificate of incorporation.

The Acuren Nominating and Corporate Governance Committee will consider any nominee recommended by stockholders for election at the annual meeting of stockholders to be held in 2026 if that nomination is submitted in writing, between April 2, 2026 and May 2, 2026, to the Corporate Secretary at Acuren’s principal executive office. Stockholders providing notice to Acuren under the SEC’s Rule 14a-19 who intend to solicit proxies in support of nominees submitted under the advance notice provision of Acuren’s Bylaws for the Acuren 2026 Annual Meeting must comply with the advance notice deadline set forth above, the requirements of Acuren’s Bylaws and the additional requirements of Rule 14a-19(b).

Written requests for inclusion of any stockholder proposal, including with respect to any director candidates recommended by stockholders, should be addressed to Acuren Corporation, 14434 Medical Complex Drive, Suite 100, Tomball, Texas 77377, Attention: Corporate Secretary. Acuren suggests that any such proposal be sent by certified mail, return receipt requested.

A copy of the Acuren Bylaws setting forth the requirements for the nomination of director candidates by stockholders and the requirements for proposals by stockholders may be obtained by submitting a request to the Corporate Secretary at Acuren’s principal executive offices, 14434 Medical Complex Drive, Suite 100, Tomball, Texas 77377.

NV5 Global, Inc.

If the Merger is consummated, NV5 is not expected to hold an annual meeting of stockholders in 2025. However, if the Merger is not completed, NV5 expects to hold an annual meeting of stockholders in 2025.

As the date of any NV5 annual meeting of stockholders to be held in 2025 would be more than 30 days before or 60 days after the anniversary of its annual meeting for 2024, then the notice of a director nomination or stockholder proposal must be delivered not later than the close of business on the 10th day following the earlier of the day on which notice of such 2025 annual meeting is first mailed to NV5 stockholders and the day on which the date of the meeting is publicly disclosed.

In addition, if an NV5 stockholder intends to present any proposal at such 2025 annual meeting of stockholders and seeks to have such proposal included in the NV5 2025 proxy statement pursuant to Rule 14a-8 under the Exchange Act, NV5 must have received a written proposal a reasonable time before NV5 begins to print and send its proxy materials. Any such proposal must also satisfy the other requirements of Rule 14a-8.

All nominations and stockholder proposals submitted under the NV5 Bylaws must comply with the requirements set forth in the NV5 Bylaws. If NV5’s Executive Chairman or other presiding officer at the annual meeting determines that a stockholder proposal or director nomination was not received by the applicable deadline or does not otherwise comply with the NV5 Bylaws, NV5 may refuse to acknowledge or introduce any such matter at the annual meeting.

Any stockholder proposals and notices, as well as any related questions, should be directed to: NV5 Global, Inc, 200 South Park Road, Suite 350, Hollywood, Florida 33021, Attention: Corporate Secretary.

HOUSEHOLDING OF PROXY MATERIALS

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, commonly called “householding,” provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker.

Requests for additional copies of this joint proxy statement/prospectus should be directed to, as applicable, Acuren Corporation, 14434 Medical Complex Drive, Suite 100, Tomball, Texas 77377, Telephone: (800) 218-7450 or NV5 Global, Inc., 200 South Park Road, Suite 350, Hollywood, FL 33021, Telephone: (954) 495-2112.

WHERE YOU CAN FIND MORE INFORMATION

Acuren and NV5 each file annual, quarterly and current reports, proxy statements and other business and financial information with the SEC electronically under the Exchange Act. The SEC maintains a website located at www.sec.gov containing this information. You can also obtain these documents, free of charge, from Acuren at www.acuren.com and from NV5 at www.nv5.com. Information included on these websites is not incorporated by reference into, and is not a part of, this joint proxy statement/prospectus.

Acuren has filed with the SEC a registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part. The registration statement registers the shares of Acuren Common Stock issuable to NV5 stockholders in the Merger. The registration statement, including the attached exhibits, contains additional relevant information about Acuren and Acuren Common Stock. The rules and regulations of the SEC allow Acuren and NV5 to omit certain information included in the registration statement from this joint proxy statement/prospectus.

In addition, the SEC allows NV5 to disclose important information to you by referring you to other documents filed separately with the SEC. This information is a part of this joint proxy statement/prospectus, except for any information that is superseded by information included directly in this joint proxy statement/prospectus or incorporated by reference subsequent to the date of this joint proxy statement/prospectus as described below. This joint proxy statement/prospectus also contains summaries of certain provisions contained in some of the NV5 documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. Some documents or information, such as that called for by Item 2.02 and 7.01 of the Current Report on Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference into this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that NV5 has previously filed with the SEC. These documents contain important information about NV5, its financial condition and other matters.

NV5 SEC Filings (File No. 001-35849)	Period or File Date
Annual Report on Form 10-K and 10-K/A	Year ended December 28, 2024, filed on February 21, 2025, as amended on April 28, 2025 and May 30, 2025
Quarterly Report on Form 10-Q	Quarter ended March 29, 2025
Current Reports on Form 8-K (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act)	Filed on January 8, 2025, May 15, 2025 and May 20, 2025

In addition, NV5 incorporates by reference any future filings it makes with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act (i) after the date of the initial filing and prior to the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part and (ii) after the date of this joint proxy statement/prospectus and prior to the date of the NV5 Special Meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein). Such documents are a part of this joint proxy statement/prospectus, effective as of the date such documents are filed.

You can obtain any of these documents from the SEC, through the SEC’s website at the address described above, or NV5 will provide you with copies of these documents, without charge, upon written or oral request to:

For Acuren stockholders:	For NV5 stockholders:
Acuren Corporation 14434 Medical Complex Drive, Suite 100 Tomball, Texas 77377 (800) 218-7450	NV5 Global, Inc. 200 South Park Road, Suite 350 Hollywood, FL 33021 (954) 495-2112
Georgeson LLC 51 West 52nd Street, 6th Floor New York, NY 10019 Call Toll Free: (888) 686-8750 Email: AcurenProxy@georgeson.com	Georgeson LLC 51 West 52nd Street, 6th Floor New York, NY 10019 Call Toll Free: (888) 686-8987 Email: NV5Proxy@Georgeson.com

If you would like to request any documents, please do so by July 24, 2025, which is five business days prior to the date of the Acuren Meeting and the NV5 Special Meeting, in order to receive them before the applicable meeting.

In the event of conflicting information in this joint proxy statement/prospectus in comparison to any document incorporated by reference into this joint proxy statement/prospectus, or among documents incorporated by reference, the information in the latest filed document controls.

You should rely only on the information contained or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in or incorporated by reference into this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [•], 2025. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither Acuren’s mailing of this joint proxy statement/prospectus to Acuren stockholders or NV5 stockholders nor the issuance by Acuren of common stock in the Merger will create any implication to the contrary.

This joint proxy statement/prospectus contains a description of the representations and warranties that each of Acuren and NV5 made to the other in the Merger Agreement. Representations and warranties made by NV5, Acuren and other applicable parties are also set forth in contracts and other documents that are attached or filed as exhibits to this joint proxy statement/prospectus or are incorporated by reference into this joint proxy statement/prospectus. These materials are included or incorporated by reference to provide you with information regarding the terms and conditions of the agreements. Accordingly, the representations and warranties and other provisions of the Merger Agreement and the contracts and other documents that are attached to or filed as exhibits to this joint proxy statement/prospectus or are incorporated by reference into this joint proxy statement/prospectus should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus.

INDEX TO FINANCIAL STATEMENTS

Acuren Corporation and Subsidiaries

Audited Financial Statements of Acuren for the Years Ended December 31, 2024, 2023 and 2022	Page(s)
Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2024 (Successor) and 2023 (Predecessor)	F-4

Consolidated Statements of Operations and Other Comprehensive Income (Loss) for the periods from July 30, 2024 through December 31, 2024 (Successor), January 1, 2024 through July 29, 2024 (Predecessor) (as restated), and the years ended December 31, 2023 and 2022 (Predecessor)

F-5

Consolidated Statements of Stockholders’ Equity for the periods from July 30, 2024 through December 31, 2024 (Successor), January 1, 2024 through July 29, 2024 (Predecessor) (as restated), and the years ended December 31, 2023 and 2022 (Predecessor)

F-6

Consolidated Statements of Cash Flows for the periods from July 30, 2024 through December 31, 2024 (Successor), January 1, 2024 through July 29, 2024 (Predecessor) (as restated), and the years ended December 31, 2023 and 2022 (Predecessor)

F-7

Notes to the Consolidated Financial Statements for the periods from July 30, 2024 through December 31, 2024 (Successor), January 1, 2024 through July 29, 2024 (Predecessor) (as restated), and the years ended December 31, 2023 and 2022 (Predecessor)

F-9
Unaudited Financial Statements for the Three Months Ended March 31, 2025 and 2024	Page(s)
Condensed Consolidated Balance Sheets as of March 31, 2025 and December 31, 2024	F-47
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the three months ended March 31, 2025 (Successor) and March 31, 2024 (Predecessor)	F-48
Condensed Consolidated Statements of Stockholders’ Equity for the three months ended March 31, 2025 (Successor) and March 31, 2024 (Predecessor)	F-49
Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2025 (Successor) and March 31, 2024 (Predecessor)	F-50
Notes to the Consolidated Financial Statements for the three months ended March 31, 2025 (Successor) and March 31, 2024 (Predecessor)	F-51

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Acuren Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Acuren Corporation and its subsidiaries (Successor) (the “Company”) as of December 31, 2024, and the related consolidated statements of operations and other comprehensive income (loss), of stockholders’ equity and of cash flows for the period from July 30, 2024 to December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and the results of its operations and its cash flows for the period from July 30, 2024 to December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York

March 27, 2025

We have served as the Company’s or its predecessor’s auditor since 2006.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Acuren Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of ASP Acuren Holdings, Inc. and its subsidiaries (Predecessor) (the “Company”) as of December 31, 2023, and the related consolidated statements of operations and other comprehensive income (loss), of stockholders’ equity and of cash flows for the period from January 1, 2024 to July 29, 2024, and for each of the two years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the period from January 1, 2024 to July 29, 2024, and for each of the two years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Restatement of Previously Issued Financial Statements

As discussed in Note 2 to the consolidated financial statements, the Company has restated its Predecessor period January 1, 2024 to July 29, 2024 financial statements to correct an error.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for certain costs in 2024.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York

March 27, 2025

We have served as the Company’s auditor since 2006.

Acuren Corporation
Consolidated Balance Sheets
(amounts in thousands, except par and share data)

	Successor December 31, 2024	Predecessor December 31, 2023
Assets
Current assets
Cash and cash equivalents	$139,134	$87,061
Accounts receivable, net	236,520	233,244
Prepaid expenses and other current assets	18,582	13,608
Total current assets	394,236	333,913
Property, plant and equipment, net	189,233	112,264
Operating lease right-of-use assets, net	30,001	22,441
Goodwill	845,939	511,501
Intangible assets, net	740,657	264,335
Deferred income tax asset	765	2,368
Other assets	6,908	15,793
Total assets	$2,207,739	$1,262,615
Liabilities and Equity
Current liabilities
Accounts payable	$13,877	$23,206
Accrued expenses and other current liabilities	67,676	65,775
Current portion of debt	7,750	7,280
Current portion of lease obligations	17,028	16,623
Total current liabilities	106,331	112,884
Debt, net of current portion	747,048	668,031
Non-current lease obligations	40,753	38,061
Deferred income tax liability	150,672	35,294
Other liabilities	11,763	26,346
Total liabilities	1,056,567	880,616
Commitments and contingencies (Note 18)
Equity
Series A Preferred Stock, $0.0001 par value, 1,000,000 shares issued and outstanding	—	—
Common Stock, $0.0001 par value, 121,476,215 shares issued and outstanding at December 31, 2024; $0.01 par value, 5,700,000 shares issued and 5,024,802 shares outstanding at December 31, 2023	12	50
Treasury stock (Predecessor), 7,769 common shares at cost	—	(1,029)
Additional paid-in capital	1,293,638	366,327
Accumulated earnings (deficit)	(106,989)	17,447
Accumulated other comprehensive loss	(35,489)	(796)
Total equity	1,151,172	381,999
Total liabilities and equity	$2,207,739	$1,262,615

The accompanying notes are an integral part of these consolidated financial statements.

Acuren Corporation
Consolidated Statements of Operations and Other Comprehensive Income (Loss)
(amounts in thousands, except share and per share data)

	2024		2023	2022
	Successor July 30 to December 31	Predecessor January 1 to July 29 (As Restated)	Predecessor January 1 to December 31	Predecessor January 1 to December 31
Service revenue	$463,527	$633,866	$1,050,057	$928,326
Cost of revenue	359,848	471,881	810,534	725,375
Gross profit	103,679	161,985	239,523	202,951
Selling, general and administrative expenses	150,306	121,369	185,022	168,229
Transaction costs	35,998	5,204	—	—
Income (loss) from operations	(82,625)	35,412	54,501	34,722
Interest expense, net	31,061	39,379	60,022	24,159
Loss (gain) on extinguishment of debt	—	9,073	—	—
Other income, net	(2,978)	(580)	(1,241)	(12,888)
Income (loss) before provision for income taxes	(110,708)	(12,460)	(4,280)	23,451
Provision (benefit) for income taxes	(5,256)	3,243	2,009	3,408
Net income (loss)	(105,452)	(15,703)	(6,289)	20,043
Other comprehensive income (loss):
Foreign currency translation adjustments	(35,489)	(18,004)	11,184	(25,168)
Total other comprehensive income (loss)	(35,489)	(18,004)	11,184	(25,168)
Total comprehensive income (loss)	$(140,941)	$(33,707)	$4,895	$(5,125)

Basic loss per Common Share and Series A Preferred Stock	$(0.86)	—	—	—
Diluted loss per Common Share and Series A Preferred Stock	$(0.86)	—	—	—
Basic income (loss) per Common Share	—	$(3.13)	$(1.25)	$3.99
Diluted income (loss) per Common Share	—	$(3.13)	$(1.25)	$3.93
Weighted average Common Shares outstanding, basic and diluted	121,454,845	—	—	—
Weighted average shares of Series A Preferred Stock outstanding, basic and diluted	1,000,000	—	—	—
Weighted average Common Shares outstanding, basic	—	5,024,802	5,024,802	5,026,061
Weighted average Common Shares outstanding, diluted	—	5,024,802	5,024,802	5,093,724

The accompanying notes are an integral part of these consolidated financial statements.

Acuren Corporation
Consolidated Statements of Stockholders’ Equity
(amounts in thousands, except share data)

	Successor
	Common Shares	Common Stock	Series A Preferred Stock	Series A Preferred Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
Balances at July 30, 2024 (Successor)	53,975,000	$—	1,000,000	$—	$557,427	$(1,537)	$—	$555,890
Net loss	—	—	—	—	—	(105,452)	—	(105,452)
Share-based compensation expense	—	—	—	—	64,626	—	—	64,626
Settlement of derivative liability	—	—	—	—	967	—	—	967
Equity consideration issued in conjunction with Acuren Acquisition	400,000	—	—	—	4,000	—	—	4,000
Issuance of common shares and exercise of warrants, net of issuance costs	67,037,515	—	—	—	666,630	—	—	666,630
Issuance of common shares to employees	63,700	—	—	—	—	—	—	—
Impact of Domestication	—	12	—	—	(12)	—	—	—
Other comprehensive loss	—	—	—	—	—	—	(35,489)	(35,489)
Balances at December 31, 2024 (Successor)	121,476,215	$12	1,000,000	$—	$1,293,638	$(106,989)	$(35,489)	$1,151,172
	Predecessor
	Common Shares	Common Stock	Treasury Stock	Additional Paid-In Capital	Accumulated Earnings	Accumulated Other Comprehensive Loss	Total
Balances at December 31, 2021 (Predecessor)	5,027,825	$50	$(276)	$508,525	$3,693	$13,188	$525,180
Net income	—	—	—	—	20,043	—	20,043
Exercise of stock options	659	—	—	66	—	—	66
Share-based compensation expense	—	—	—	2,561	—	—	2,561
Capital contributions from stockholder	1,331	—	—	200	—	—	200
Treasury stock repurchased	(5,013)	—	(753)	—	—	—	(753)
Other comprehensive loss	—	—	—	—	—	(25,168)	(25,168)
Balances at December 31, 2022 (Predecessor)	5,024,802	$50	$(1,029)	$511,352	$23,736	$(11,980)	$522,129
Net loss	—	—	—	—	(6,289)	—	(6,289)
Dividend	—	—	—	(150,000)	—	—	(150,000)
Share-based compensation expense	—	—	—	4,975	—	—	4,975
Other comprehensive income	—	—	—	—	—	11,184	11,184
Balances at December 31, 2023 (Predecessor)	5,024,802	$50	$(1,029)	$366,327	$17,447	$(796)	$381,999
Net loss (As Restated)	—	—	—	—	(15,703)	—	(15,703)
Share-based compensation expense	—	—	—	17,858	—	—	17,858
Other comprehensive loss	—	—	—	—	—	(18,004)	(18,004)
Balances at July 29, 2024 (Predecessor)	5,024,802	$50	$(1,029)	$384,185	$1,744	$(18,800)	$366,150

The accompanying notes are an integral part of these consolidated financial statements.

Acuren Corporation
Consolidated Statements of Cash Flows
(amounts in thousands)

	2024		2023	2022
	Successor July 30 to December 31	Predecessor January 1 to July 29 (As Restated)	Predecessor January 1 to December 31	Predecessor January 1 to December 31
Cash flows from operating activities:
Net income (loss)	$(105,452)	$(15,703)	$(6,289)	$20,043
Adjustments to reconcile net loss to net cash provided by operating activities:
Provision for credit losses	2,703	408	1,353	1,325
Depreciation and amortization	47,313	45,777	94,818	86,436
Noncash lease expense	3,667	5,453	9,992	8,069
Share-based compensation expense	64,626	17,858	4,975	2,561
Gain on bargain purchase	—	—	—	(12,503)
Amortization of deferred financing costs	1,366	2,406	3,586	3,249
Loss on extinguishment of debt	—	9,073	—	—
Fair value adjustments on interest rate derivatives	—	3,102	7,244	(9,069)
Deferred income taxes	(13,983)	(8,376)	(23,442)	(20,370)
Other	(503)	(588)	(78)	179
Changes in operating assets and liabilities, net of effects of business acquisitions:
Accounts receivable	27,782	(32,797)	881	(38,798)
Prepaid expenses and other current assets	(9,380)	(2,829)	(3,243)	2,170
Accounts payable	(4,479)	(9,691)	2,917	(3,503)
Accrued expenses and other current liabilities	(7,875)	17,848	5,958	19,246
Operating lease obligations	(3,429)	(5,751)	(9,284)	(5,672)
Other assets and liabilities	273	(5,751)	6,421	(13,383)
Net cash provided by operating activities	2,629	20,439	95,809	39,980

Cash flows from investing activities:
Purchases of property, plant and equipment	(13,241)	(14,334)	(22,141)	(23,075)
Proceeds from sale of property, plant and equipment	776	1,029	1,617	978
Acquisition of ASP Acuren, net of cash acquired	(1,822,186)	—	—	—
Acquisition of businesses, net of cash acquired	—	(44,680)	(6,010)	(45,575)
Net cash used in investing activities	(1,834,651)	(57,985)	(26,534)	(67,672)

Acuren Corporation
Consolidated Statements of Cash Flows — (Continued)
(amounts in thousands)

	2024		2023	2022
	Successor July 30 to December 31	Predecessor January 1 to July 29 (As Restated)	Predecessor January 1 to December 31	Predecessor January 1 to December 31
Cash flows from financing activities:
Borrowings under long-term debt	775,000	30,000	195,000	50,000
Repayments of long-term debt	(1,938)	(16,346)	(81,384)	(5,767)
Payments of debt issuance costs	(21,355)	—	(2,844)	(72)
Principal payments on finance lease obligations	(3,991)	(5,836)	(9,948)	(7,424)
Dividends paid to stockholder	—	—	(150,000)	—
Proceeds from exercise of stock options	—	—	—	66
Capital contributions from stockholder	—	—	—	200
Treasury stock repurchase	—	—	—	(753)
Proceeds from issuance of common shares and exercise of warrants, net of issuance costs	666,630	—	—	—
Payments of contingent consideration	—	—	—	(285)
Net cash provided by (used in) financing activities	1,414,346	7,818	(49,176)	35,965

Net effect of exchange rate fluctuations on cash and cash equivalents	(123)	(7,877)	4,377	(5,625)
Net change in cash and cash equivalents	(417,799)	(37,605)	24,476	2,648

Cash and cash equivalents
Beginning of period	556,933	87,061	62,585	59,937
End of period	$139,134	$49,456	$87,061	$62,585

The accompanying notes are an integral part of these consolidated financial statements.

Acuren Corporation
Notes to Consolidated Financial Statements
(table amounts in thousands, except share and per share data)

Note 1. Organization

Description of Business

Acuren Corporation (hereinafter referred to as “we,” “our,” “us,” “Acuren,” or “Company”, formerly, Admiral Acquisition Limited) is a leading provider of critical asset integrity services. Acuren operates primarily in North America serving a broad range of industrial markets, most notably chemical, pipeline, refinery, power generation, oilsands, automotive, aerospace, mining, manufacturing, renewable energy, and pulp and paper. Acuren provides these essential and often compliance-mandated (often at customer locations) services in the industrial space and is focused on the recurring maintenance needs of its customers.

Until its acquisition of ASP Acuren Holdings, Inc. (“ASP Acuren”) on July 30, 2024, the Company had neither engaged in any operations nor generated any revenues. On July 30, 2024 (the “Closing Date”), the Company completed the acquisition of ASP Acuren (the “Acuren Acquisition”). See “Note 3. Business Combinations” for further discussion.

On December 16, 2024, the Company changed its jurisdiction of incorporation from the British Virgin Islands to the State of Delaware (the “Domestication”). The business, assets and liabilities of the Company and its subsidiaries were the same immediately after the Domestication as they were immediately prior to the Domestication. As a result of the Domestication, ordinary shares and Founder Preferred Shares were converted to shares of common stock and Series A Preferred Stock, respectively. Each holder of a warrant, option or restricted stock unit became a holder of a warrant, option or restricted stock unit of the domesticated Company. The number of shares outstanding did not change as a result of the Domestication, and the proportional equity interest of each shareholder remained the same. Shares referred to as ordinary shares and Founder Preferred Shares prior to the domestication are referred to as common shares and Series A Preferred Shares (“Preferred Shares”) throughout these Consolidated Financial Statements.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and the rules and regulations of the Securities and Exchange Commission. All intercompany accounts and transactions have been eliminated in consolidation. The results of operations of companies acquired are included from the date of acquisition.

Acuren is considered the acquirer of ASP Acuren for accounting purposes and ASP Acuren is the accounting Predecessor. As a result, the Company’s financial statement presentation for the ASP Acuren financial information as of and for the periods presented prior to the Acuren Acquisition date are labeled “Predecessor”. The Company’s financial statements, including ASP Acuren from the Acuren Acquisition date, are labeled “Successor”. The merger was accounted for as a business combination using the acquisition method of accounting, and the Successor financial statements reflect a new basis of accounting that is based on the fair value of the net assets acquired. Determining the fair value of certain assets and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions. See “Note 3. Business Combinations” for more information of the fair values of assets and liabilities recorded in connection with the Acuren Acquisition.

As a result of the application of the acquisition method of accounting as of the Closing Date of the Acuren Acquisition, the accompanying consolidated financial statements include a black line division which indicates a differentiation that the Predecessor and Successor reporting entities shown are presented on a different basis and are, therefore, not comparable. The Predecessor and Successor consolidated financial information presented herein is not comparable primarily due to the impacts of the Acuren Acquisition, including that the remeasurement of acquired assets and assumed liabilities are fair value in the Successor consolidated financial statements.

Acuren Corporation
Notes to Consolidated Financial Statements
(table amounts in thousands, except share and per share data)

Note 2. Summary of Significant Accounting Policies (cont.)

The historical financial information of the Company which was, prior to the Acuren Acquisition, an acquisition vehicle, has not been presented in these financial statements as the historical amounts have not been considered meaningful. As an acquisition vehicle, the Company retained and invested the proceeds from its initial public offering (the “initial IPO”) and the funds were used to pay a portion of the cash consideration for the Acuren Acquisition.

Restatement of Previously Issued Consolidated Financial Statements and Update to the Presentation of Cost of Revenue and Selling, General and Administrative Expenses

Restatement of Previously Issued Consolidated Financial Statements

In connection with the preparation of the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, the Company determined that a valuation allowance was necessary on a portion of its deferred tax assets as it was more likely than not that the deferred tax assets would not be realized as of July 29, 2024. The Company concluded that the error is material to the Company’s previously issued unaudited condensed consolidated financial statements for the Predecessor Period. Additionally, the Company identified and corrected an immaterial error that impacted the Predecessor Period.

The impact from the correction of the error and other immaterial adjustment on the previously issued Condensed Consolidated Financial Statements is reflected below under the Restatement Adjustment column. The Company has restated impacted amounts and associated disclosures within the accompanying notes to the consolidated financial statements.

Update to the Presentation of Cost of Revenue and Selling, General and Administrative Expenses

During the period from January 1, 2024 through July 29, 2024, the Company changed the presentation of certain costs incurred at its operational sites on its statement of operations. This voluntary change resulted in a reclassification of certain overhead costs, which, although incurred at its operational sites are not directly related to the delivery of services, from cost of revenue to selling, general and administrative expenses. The Company believes this presentation is preferable as it will provide greater transparency regarding the true cost of delivery of its services consistent with the principles of ASC 340-40 and better align with how the business is managed.

This change in classification has been applied retrospectively to all periods presented and affects selling, general and administrative, cost of revenue, and gross profit. This change in presentation had no impact to service revenue, income from operations, loss before provision for income taxes, provision for income taxes, net income, earnings per share, retained earnings or other components of equity or net assets. In addition, gross profit information in the segment footnote was updated for this change. The impacts of the update to the presentation of

Acuren Corporation
Notes to Consolidated Financial Statements
(table amounts in thousands, except share and per share data)

Note 2. Summary of Significant Accounting Policies (cont.)

certain indirect costs on the Company’s Consolidated Financial Statements for the period from January 1, 2024 through July 29, 2024 (Predecessor) and the years ended December 31, 2023 and 2022 (Predecessor) are reflected below under the Presentation Adjustment column.
Consolidated Statements of Operations
	Predecessor
	January 1, 2024 to July 29, 2024
	Prior Presentation	Restatement	As Restated	Presentation Adjustment	As Restated and Adjusted
Cost of revenue	521,484	—	521,484	(49,603)	471,881
Gross profit	112,382	—	112,382	49,603	161,985
Selling, general and administrative expenses	71,030	736	71,766	49,603	121,369
Provision (benefit) for income taxes	(8,946)	12,189	3,243	—	3,243
Net income (loss)	(2,778)	(12,925)	(15,703)	—	(15,703)
Foreign currency translation adjustments	(18,008)	4	(18,004)	—	(18,004)
Total other comprehensive income (loss)	(18,008)	4	(18,004)	—	(18,004)
Total comprehensive income (loss)	(20,786)	(12,921)	(33,707)	—	(33,707)

Basic income (loss) per Common Share	$(0.55)	$(2.58)	$(3.13)	$—	$(3.13)
Diluted income (loss) per Common Share	$(0.55)	$(2.58)	$(3.13)	$—	$(3.13)
	Predecessor
	Year ended December 31, 2023
	Prior Presentation	Presentation Adjustment	As Reported
Cost of revenue	$891,247	$(80,713)	$810,534
Gross profit	158,810	80,713	$239,523
Selling, general and administrative expenses	104,309	80,713	$185,022
	Predecessor
	Year ended December 31, 2022
	Prior Presentation	Presentation Adjustment	As Reported
Cost of revenue	$797,415	$(72,040)	$725,375
Gross profit	130,911	72,040	$202,951
Selling, general and administrative expenses	96,189	72,040	$168,229

Acuren Corporation
Notes to Consolidated Financial Statements
(table amounts in thousands, except share and per share data)

Note 2. Summary of Significant Accounting Policies (cont.)

Condensed Consolidated Statements of Cash Flows
	Predecessor
	January 1, 2024 to July 29, 2024
	Prior Presentation	Restatement Adjustment	As Restated
Net income (loss)	$(2,778)	$(12,925)	$(15,703)
Deferred income taxes	(20,565)	12,189	(8,376)
Accrued expenses and other current liabilities	17,481	367	17,848
Other assets and liabilities	(4,516)	(1,235)	(5,751)
Net cash provided by operating activities	22,043	(1,604)	20,439
Acquisition of businesses, net of cash acquired	(46,280)	1,600	(44,680)
Net cash used in investing activities	(59,585)	1,600	(57,985)
Net effect of exchange rate fluctuations on cash and cash equivalents	(7,881)	4	(7,877)

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and assumptions on historical experience, known or expected trends and various other assumptions that it believes to be reasonable. Significant items subject to such estimates and assumptions include the carrying amount of acquired property, plant and equipment, intangibles and goodwill, stock-based compensation awards, and the estimated liability for certain self-insured risks. As future events and their effects cannot be predicted with precision, actual results could differ significantly from these estimates, which may cause the Company’s future results to be affected.

Reclassifications

Certain amounts in prior periods have been reclassified to conform to the current period presentation. Such reclassifications did not have a material effect on the Company’s financial condition or results of operations as previously reported.

Business Combinations

The Company accounts for its business combinations under the acquisition method of accounting, with the purchase price allocated based on the fair value to the individual assets acquired and liabilities assumed at the acquisition date. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. Certain estimates and judgments are required in the application of the fair value techniques, including estimates of the respective acquisition’s future performance and related cash flows, selection of a discount rate and economic lives, and use of Level 3 measurements. While the Company uses the best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date, estimates are inherently uncertain and subject to refinement. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations and comprehensive income (loss).

Cash and Cash Equivalents

Cash and cash equivalents include cash deposited in banks, demand deposits, money market accounts, and highly-liquid, short-term investments with an initial term of three months or less.

Acuren Corporation
Notes to Consolidated Financial Statements
(table amounts in thousands, except share and per share data)

Note 2. Summary of Significant Accounting Policies (cont.)

Accounts Receivables and Allowance for Credit Losses

Accounts receivables are recorded net of an allowance for credit losses and includes invoiced and accrued but unbilled revenue. Unbilled revenue is generally billed in the subsequent quarter. The Company considers unbilled receivables as short-term in nature as they are normally converted to trade receivables within 90 days, thus future changes in economic conditions will not have a significant effect on the credit loss estimate. The Company’s unbilled receivables contain an unconditional right to receive payment and are, therefore, recorded within accounts receivable on the consolidated balance sheet. The Company records an allowance for credit losses for accounts receivable based on management’s expected credit losses. Management’s estimate of expected credit losses is based on its assessment of the business environment, customers’ financial condition, historical collection experience, accounts receivable aging and customer disputes.

Each reporting period, the Company reassesses whether any accounts receivable no longer share similar risk characteristics and should instead be evaluated as part of another pool or on an individual basis. Changes to the allowance for credit losses are adjusted through credit loss expense, which is included within selling, general and administrative expenses in the consolidated statements of operations and comprehensive income (loss).

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. Depreciation and amortization expense on property, plant and equipment is included within cost of revenue or selling, general and administrative expenses based on the nature of the asset. Expenditures for repairs and maintenance that do not extend the useful lives of the related assets are expensed as incurred. Expenditures that significantly improve or extend the life of an asset are capitalized. Upon retirement or disposition of property, plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is recorded in “Income (loss) from operations” in the consolidated statements of operations and comprehensive income (loss).

Goodwill and Intangible Assets

Goodwill represents the excess of purchase price of acquired businesses over the fair value of the underlying net tangible and intangible assets acquired. The Company evaluates the impairment of its goodwill annually or more frequently when events or changes in circumstances indicate that goodwill may be impaired. Goodwill is required to be evaluated for impairment at the reporting unit level, which represents the operating segment level or one level below the operating segment level for which discrete financial information is available. The Company has two reporting units, United States and Canada, which align with the Company’s reportable segments.

The Company first assesses qualitatively, step zero, whether it is necessary to perform step one of the annual impairment tests. An entity is required to perform step one if the entity concludes that it is more likely than not that a reporting unit’s fair value is below its carrying amount (that is, a likelihood of more than 50%). When step one indicates that the reporting unit’s carrying value exceeds its fair value, an impairment will be recorded.

The Company performs an annual goodwill impairment assessment or more frequently if events or circumstances arise which indicate that goodwill may be impaired. An assessment can be performed by first completing a qualitative assessment on some or all of its reporting units. The Company can also bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative impairment test, and then resume the qualitative assessment in any subsequent period. Qualitative indicators that may trigger the need for annual or interim quantitative impairment testing include, among other things, deterioration in macroeconomic conditions, declining financial performance, deterioration in the operational environment, or an expectation of selling or disposing of a portion of a reporting unit. Additionally, a significant change in business climate, a loss of

Acuren Corporation
Notes to Consolidated Financial Statements
(table amounts in thousands, except share and per share data)

Note 2. Summary of Significant Accounting Policies (cont.)

a significant customer, increased competition, a sustained decrease in share price, or a decrease in estimated fair value below book value may trigger the need for interim impairment testing of goodwill associated with one or more reporting units.

If the Company believes that, as a result of its qualitative assessment, it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. The quantitative test involves comparing the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recorded as a reduction to goodwill with a corresponding charge to earnings in the period the goodwill is determined to be impaired. Any goodwill impairment is limited to the total amount of goodwill allocated to that reporting unit. The income tax effect associated with an impairment of tax-deductible goodwill is also considered in the measurement of the goodwill impairment. During the periods ended December 31, 2024, 2023, and 2022 the Company performed a qualitative analysis and determined there were no impairment charges for any period.

The Company considers the income and market approaches when estimating the fair values of reporting units which requires significant judgement in evaluating economic and industry trends, estimated future cash flows, discount rates, and other factors.

Intangible assets consisting of customer relationships, tradenames and trademarks, and technology have been recorded based on their fair value at the date of acquisition and are amortized over their economic useful lives which range from 5 to 15 years. Amortization expense is recorded in selling, general and administrative expenses on the consolidated statements of operations and comprehensive income (loss).

Valuation of Long-Lived Assets

Long-lived assets, such as property, plant and equipment and purchased identifiable intangible assets that are subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of an asset is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no indications of impairment identified during 2024, 2023, or 2022.

Leases

The Company determines if an arrangement is or contains a lease at inception, which is the date on which the terms of the contract are agreed to, and the agreement creates enforceable rights and obligations. Under ASU 2016-02 (“ASC 842”), a contract is or contains a lease when (i) explicitly or implicitly identified assets have been deployed in the contract and (ii) the customer obtains substantially all of the economic benefits from the use of that underlying asset and directs how and for what purpose the asset is used during the term of the contract. The Company also considers whether its service arrangements include the right to control the use of an asset.

The Company made an accounting policy election under ASC 842 not to recognize right-of-use (“ROU”) assets and lease liabilities for leases with a term of twelve months or less. For all other leases, the Company recognizes ROU assets and lease liabilities based on the present value of lease payments over the lease term at the commencement date of the lease.

Future lease payments may include fixed rent escalation clauses or payments that depend on an index (such as the consumer price index). Subsequent changes in an index and other periodic market-rate adjustments to base rent are recorded in variable lease expense in the period incurred. Payments for terminating the lease are included in the lease payments only when it is probable they will be incurred.

Acuren Corporation
Notes to Consolidated Financial Statements
(table amounts in thousands, except share and per share data)

Note 2. Summary of Significant Accounting Policies (cont.)

The Company’s leases may include a non-lease component representing additional services transferred to the Company, such as common area maintenance for real estate. The Company made an accounting policy election to account for each separate lease component and the non-lease components associated with that lease component as a single lease component. Non-lease components that are variable in nature are recorded in variable lease expense in the period incurred.

The Company utilizes discount rates to determine the present value of the lease payments based on information available at the commencement date of the lease. The Company uses an incremental borrowing rate based on factors such as the lease term, the Company’s credit rating and current market valuations for similarly rated credits in the market, as the rate implicit in the lease is not always readily available. Incremental borrowing rates are updated quarterly and the new rates are used for the acquired leases and lease modifications occurring in the following quarter.

Debt Issuance Costs

Debt issuance costs represent the cost of obtaining financing arrangements. Debt issuance costs related to the revolving credit facility were deferred and recorded as an asset and amortized over the term of the revolving credit arrangement using the straight-line method. Debt issuance costs relating to the term loan are recorded as a direct deduction from the carrying amount of the term loan and are amortized over the term of the related financing agreement using the effective interest method.

Earnings Per Share

Basic earnings per share is computed by dividing the Company’s net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per common share is computed by dividing the Company’s net income (loss) by the sum of the weighted average number of shares of common stock outstanding during the period plus the potential dilutive effects of stock options. When a net loss per common share exists, all potentially dilutive common shares outstanding are anti-dilutive and therefore excluded from the calculation of diluted weighted average shares outstanding.

The potential dilutive shares of stock options, restricted stock units, and warrants during the period are calculated using the treasury stock method and are excluded from the computation of diluted net income (loss) per common share if their effect is anti-dilutive.

Revenue

The majority of the Company’s revenues are derived from providing services on a time and material basis and are short-term in nature. Payments are generally due within 45 days of services unless otherwise noted. Refer to “Note 19. Segment Reporting” for disaggregated revenue information.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The majority of contracts have a single performance obligation as the promise to transfer the individual services is not separately identifiable from other promises in the contracts and is, therefore, not distinct. The Company provides highly integrated and bundled inspection services to its customers. Some contracts have multiple performance obligations, most commonly due to the contract providing for a combination of inspection, engineering or industrial services.

Acuren Corporation
Notes to Consolidated Financial Statements
(table amounts in thousands, except share and per share data)

Note 2. Summary of Significant Accounting Policies (cont.)

For contracts with multiple performance obligations, the Company allocates the contract’s transaction price to each performance obligation utilizing several different pricing scenarios and is able to discretely price out each individual component based on its nature and relation to the overall performance obligation.

Contract modifications are not routine in the performance of contracts. Generally, when contracts are modified, the modification is to account for changes in scope to the services that are provided. In most instances, contract modifications reflect either additions or subtractions to previously identified performance obligations and therefore are not considered distinct.

Performance obligations are satisfied over time as work progresses. Revenue is recognized over time based on time and material incurred to date which best portrays the transfer of control to the customer. The Company expects any significant remaining performance obligations to be satisfied within one year.

Contract Balances

The majority of revenue is short-term in nature. From time to time, the Company may enter into long-term contracts, which can range from several months to several years. The Company has many Master Service Agreements (“MSAs”) that specify an overall framework and terms of contract when the Company and customers agree upon services to be provided. The actual contracting to provide services is triggered by a work order, purchase order, or some similar document issued pursuant to an MSA which sets forth the scope of services and/or identifies the products to be provided.

Amounts are generally billed as work progresses in accordance with agreed upon contractual terms, generally at periodic intervals (e.g., weekly, bi-weekly, or monthly). Generally, billing occurs subsequent to revenue recognition, resulting in contract assets.

Service revenues are recognized in the period when services are performed for the customer. For testing equipment sales, revenues are recognized in the period when delivery has occurred. The Company does not recognize revenue on either an installment sale or percentage of completion basis. The Company does not include sales or value added taxes in revenue.

Cost of Revenue

Cost of revenue consists primarily of direct labor. Cost of revenue also includes materials and indirect costs, such as supplies, tools, and depreciation of equipment related to contract performance as well as travel, per diem, and lodging costs. Labor costs are recognized as labor hours are incurred in delivering services.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of corporate compensation, acquisition related earnout and incentive costs, information systems and technology costs, share-based compensation, rent expense, and management consulting services.

Share-Based Compensation

Share-based awards are measured at the grant date, based on the fair value of the award, and are expensed over the requisite service period. See “Note 17. Share-Based Compensation” for details on both time-based and market-based awards.

Acuren Corporation
Notes to Consolidated Financial Statements
(table amounts in thousands, except share and per share data)

Note 2. Summary of Significant Accounting Policies (cont.)

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured at the enacted income tax rates expected to apply in the taxable year that the asset or liability is expected to be recovered or settled.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of a deferred income tax asset will not be realized. Valuation allowances are provided when management believes, after estimating future taxable income, considering feasible income tax planning opportunities and weighing all facts and circumstances that certain deferred tax assets are not recoverable. The Company evaluates its tax contingencies and recognizes a liability when it believes it is more-likely-than-not that a liability exists.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution.

The Company records interest expenses and penalties on uncertain tax liabilities in the provision for income taxes.

Currency Translation

Assets and liabilities of subsidiaries with a functional currency other than the U.S. Dollar are translated into U.S. Dollars at the rate of exchange in effect on the balance sheet date; income and expenses are translated monthly at average rates of exchange prevailing during the year.

The Company has foreign currency exposure related to operations in foreign locations. This foreign currency exposure arises from the translation of foreign subsidiaries’ financial statements into U.S. Dollars. Increases and decreases in the value of the U.S. Dollar relative to these foreign currencies have a direct impact on the value in U.S. Dollars of foreign currency denominated assets and liabilities, even if the value of these items has not changed in their original currency.

Translation adjustments are included in foreign currency translation adjustments to arrive at other comprehensive income (loss). Due to the materiality of its international operations, the Company is subject to market risks resulting from fluctuations in foreign currencies.

Derivative Instruments

The Company has entered into interest rate swap agreements which were intended to reduce the impact of fluctuations in interest rates on a portion of its variable rate debt. The accounting for changes in the fair value of a derivative depends upon the intended use of the derivative and the resulting designation. The Company has not designated any derivatives as hedging instruments and reported these agreements at fair value with changes in fair value recognized in interest expense, net. At December 31, 2024, the Company held no such derivative instruments.

Research and Development

Research and product development costs are expensed as incurred. These costs are not material for the years ended December 31, 2024, 2023, and 2022.

Acuren Corporation
Notes to Consolidated Financial Statements
(table amounts in thousands, except share and per share data)

Note 2. Summary of Significant Accounting Policies (cont.)

Workers Compensation and Self-Insurance

The Company records a loss contingency when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company reviews its loss contingencies on an ongoing basis to ensure that the appropriate reserves are recorded in its consolidated balance sheets. These reserves are based on historical experience with claims incurred but not received, estimates and judgments made by the Company, applicable insurance coverage for litigation matters, and are adjusted as circumstances warrant. The Company is self-insured for certain losses relating to workers’ compensation and health benefit claims. The Company maintains third-party excess insurance coverage for workers’ compensation and health benefit claims. As of December 31, 2024 and 2023, the Company had accrued approximately $5.2 million and $4.3 million, respectively for workers’ compensation related liabilities. Self-insured losses are accrued when it is probable that an uninsured claim has been incurred but not reported and the amount of the loss can be reasonably estimated at the balance sheet date.

Concentration of Credit Risk

The Company’s interest rate swap agreements contained an element of risk related to the counterparties’ potential inability to meet the terms of the agreement. However, the Company minimized this risk by limiting the counterparties to a diverse group of highly rated, major domestic financial institutions. At December 31, 2024, the Company held no interest rate swap agreements. Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of trade accounts receivable as the Company grants credit terms in the normal course of business to its diverse customer base. To mitigate credit risks, the Company evaluates and monitors the creditworthiness of its customers. Historical bad debt write-offs have not been significant.

As of and for the years ended December 31, 2024, 2023, and 2022, no individual customer represented more than 10% of consolidated sales or accounts receivable, and no individual vendor represented more than 10% of purchases or accounts payable.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) — Improvements to Reportable Segment Disclosures, to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments are effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company has evaluated and adopted this ASU update for the year ended December 31, 2024. See “Note 19. Segment Reporting” for the inclusion of the new required disclosures.

Recent Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) — Improvements to Income Tax Disclosures, which is intended to enhance the transparency and decision usefulness of income tax disclosures. Public business entities are required to adopt for annual fiscal periods beginning after December 15, 2024 and early adoption is permitted. The Company is currently evaluating the impact the adoption of this guidance will have on its financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40), requiring disclosure in the notes to the financial statements for specified information about certain costs and expenses. The ASU is effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027; however early adoption is permitted and can be applied either prospectively or retrospectively. The Company is currently evaluating the impact the adoption of this guidance will have on its financial statements and related disclosures.

Acuren Corporation
Notes to Consolidated Financial Statements
(table amounts in thousands, except share and per share data)

Note 3. Business Combinations

Successor Period

On May 21, 2024, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which AAL Merger Sub, Inc., a wholly-owned subsidiary, merged with ASP Acuren resulting in ASP Acuren becoming a wholly owned subsidiary of the Company. In accordance with the terms of the Merger Agreement, on July 30, 2024, the Company completed the Acuren Acquisition and obtained control of ASP Acuren and, concurrently changed its name to Acuren Corporation.

The aggregate purchase price consideration transferred to the shareholders of ASP Acuren (the “Sellers”) totaled $1.88 billion, which included: i) a cash payment made at the Closing Date of $1.88 billion, of which $5.2 million was subsequently returned to the Buyers related to a net working capital adjustment and settlement between the company and Sellers and recognized as a measurement period adjustment and ii) 0.4 million Acuren British Virgin Islands (“Acuren BVI”) Ordinary Shares of the Company with an estimated fair value of $4.0 million. The Company funded the cash portion of the purchase price with a combination of $568.0 million cash on hand, a $775.0 million senior loan facility (see “Note 12. Debt”) and an aggregate of approximately $675.0 million of gross proceeds from PIPE Financing and Warrant Financing (defined below in “Note 4. Shareholders’ Equity”) inclusive of $4.0 million of non-cash rollover equity (see “Note 4. Shareholders’ Equity — 2024 Capital Raise”). In conjunction with the debt financing, the Company incurred $19.5 million in debt issuance costs that are amortized using the effective interest method over the life of the senior loan facility as well as debt issuance costs of $1.9 million related to the Revolving Credit Facility which will be amortized on a straight-line basis over the 5-year term of the Revolving Credit Facility. In conjunction with the PIPE Financing and Warrant financing, the Company incurred equity issuance costs of $3.7 million that were recorded as a reduction of equity.

The Acuren Acquisition was accounted for under the acquisition method of accounting. The purchase price has been allocated to the tangible assets and identifiable intangible assets acquired and liabilities assumed based upon their estimated fair values, with the exception of deferred income tax assets acquired and liabilities assumed, contract assets and liabilities, certain lease related assets and liabilities, and indemnification assets. During the fourth quarter of 2024, measurement period adjustments were recorded based on information obtained about facts and circumstances that existed as of the acquisition date and the purchase price allocated to the tangible assets and identifiable intangible assets acquired and liabilities assumed was finalized, including the allocation of goodwill to reporting units.

The excess of the purchase price over the fair value of the tangible and intangible net assets acquired and liabilities assumed has been recorded as goodwill. The Acuren Acquisition resulted in recorded goodwill as a result of a higher consideration multiple paid relative to prior similar acquisitions driven by maturity and quality of the operations and industry, including workforce, and how the Company expects to leverage this business within the public capital markets to create additional value for its shareholders. The Company has assigned goodwill amounts of approximately $352.4 million and $513.2 million to the United States and Canada segments, respectively. Goodwill is not expected to be to be deductible for tax purposes.

Acuren Corporation
Notes to Consolidated Financial Statements
(table amounts in thousands, except share and per share data)

Note 3. Business Combinations (cont.)

The Company expects to finalize the valuation and complete the purchase price allocations (principally in respect of deferred tax aspects) no later than one year from the acquisition date. The following table summarizes the fair value consideration transferred and the estimated fair values of the assets acquired and liabilities assumed at the date of the Acuren Acquisition:

Cash consideration	$1,871,642
Equity consideration	4,000
Total estimated consideration	$1,875,642
Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	49,456
Accounts receivables, net	270,849
Prepaid and other current assets	9,302
Property, plant and equipment, net	199,760
Lease assets	27,530
Intangible assets, net	775,000
Other assets	13,674
Deferred tax asset	813
Accounts payable	(17,035)
Accrued expenses and other current liabilities	(76,446)
Deferred tax liability	(167,944)
Lease obligations	(54,900)
Other liabilities	(20,016)
Total identifiable net assets	1,010,043
Goodwill	$865,599

As of the acquisition date, the Company made a measurement period adjustment of $1.9 million to trade receivables based on evaluation of collectability. Additionally, the deferred tax liability amount has been reduced by $23.4 million to reflect an overstated step-up in the estimated value for property, plant and equipment acquired.

As part of the purchase price allocation, the Company determined the identifiable intangible assets included customer relationships, tradenames and trademarks, and technology. The fair value of the customer relationships and tradenames and trademarks was estimated using variations of the income approach. Specifically, the multi-period excess earnings method was utilized to estimate the fair value of the customer relationships and the relief from royalty method was utilized to estimate the fair value of the tradenames and trademarks. The customer relationships intangible asset pertains to ASP Acuren’s non-contractual relationships with its customers. Tradenames and trademarks relate to the individual acquired subsidiaries’ names and overall consolidated group name and related industry recognition. The cash flow projections were discounted using rates ranging from 10.7% to 11.0%. The cash flows were based on estimates used to price the transaction, including market participant considerations. The discount rates applied to the cash flows were benchmarked with reference to the implied rate of return from the transaction model and the weighted average cost of capital. The fair value of existing technology was estimated under the replacement cost approach, which is based on the cost of a market participant to reconstruct a new asset with equivalent utility. Technology represents ASP Acuren’s advanced inspection technology.

The following table summarizes the fair value of the identifiable intangible assets:

Customer relationships	$670,000
Tradenames and trademarks	100,000
Technology	5,000
Total intangible assets	$775,000

Acuren Corporation
Notes to Consolidated Financial Statements
(table amounts in thousands, except share and per share data)

Note 3. Business Combinations (cont.)

The estimated useful lives over which the intangible assets will be amortized are as follows: customer relationships (15 years), tradenames and trademarks (15 years), and technology (5 years).

The fair value of property, plant and equipment was estimated using the cost approach. The cost approach is based on the estimated amount that currently would be required to replace the service capacity of the asset. The estimated amount is based on the cost to a market participant to acquire or construct a substitute asset of comparable utility, adjusted for obsolescence.

Pursuant to the terms of the Merger Agreement, approximately $29.0 million of cash consideration was placed into escrow. The escrow accounts were established for purposes of satisfying any post-closing purchase price adjustments and related expenses as outlined under the Merger Agreement. The escrow account expired during the first quarter of 2025 when the Final Closing Statement (as defined in the Merger Agreement) was determined and settled between the Company and Sellers. Pursuant to the Final Closing Statement, $5.2 million was returned to the Buyers related to a net working capital settlement and adjustment with the balance of the escrow account totaling $23.8 million being released to the Sellers.

In conjunction with a previous acquisition, ASP Acuren was indemnified for certain uncertain tax positions through a funded indemnity escrow account and recognized a liability for an uncertain tax position as well as an indemnification asset as the amount was deemed realizable. In conjunction with the Acuren Acquisition, the Company recognized a liability for an uncertain tax position and an indemnification asset of $12.8 million, which is recorded as a component of other liabilities and other assets, respectively. During the fourth quarter of the Successor period ended December 31, 2024 the Company released $8.4 million of the liability and indemnification asset pursuant to the terms of the previous acquisition agreement.

In conjunction with the Acuren Acquisition, the Company incurred approximately $14.0 million of transaction expenses prior to the closing. These costs were expensed as incurred and recognized in the income statement of Admiral Acquisition Limited prior to the business combination. Since the Predecessor period for purposes of these financial statements was deemed to be the historical results of ASP Acuren, these transaction costs are not presented in the consolidated statement of comprehensive income (loss) for the Predecessor periods. However, these transaction costs are reflected in the Company’s accumulated deficit balance as of July 30, 2024 (Successor). For the period from July 30, 2024 through December 31, 2024 (Successor), the Company incurred approximately $36.0 million of transaction costs in conjunction with or subsequent to the closing of the Acuren Acquisition which were expensed as incurred and included an investment banking success fee in the amount of $11.6 million that was contingent upon the successful closing of the Acuren Acquisition.

For the period from January 1, 2024 through July 29, 2024 (Predecessor), ASP Acuren incurred pre-acquisition transaction costs of approximately $5.2 million of legal and advisory costs recognized in transaction costs in the Predecessor consolidated statement of operations and other comprehensive income (loss). In addition to the transaction costs that were expensed, ASP Acuren incurred and paid investment banking success fees totaling approximately $40.4 million. These fees were contingent upon the successful completion of the Acuren Acquisition and did not include any future service requirements. As such, these costs are presented “on the line” and are not reflected in either Predecessor or Successor consolidated statements of operations and other comprehensive income (loss). “On the line” describes those expenses triggered by the consummation of a business combination that were incurred by the acquiree, that are not recognized in the results of operations of either the Predecessor or Successor as they are not directly attributable to either period but instead were contingent on the business combination.

As a result of a change in control provision for acquiree stock-based awards, certain unvested stock-based awards immediately vested in conjunction with the Acuren Acquisition, resulting in the immediate recognition of compensation expense of approximately $27.8 million (see “Note 17. Share-based Compensation”). As such, both of these costs are presented “on the line” and are not reflected in either Predecessor or Successor consolidated statements of operations and other comprehensive income (loss).

Acuren Corporation
Notes to Consolidated Financial Statements
(table amounts in thousands, except share and per share data)

Note 3. Business Combinations (cont.)

In connection with the Acuren Acquisition, ASP Acuren repaid its existing credit facilities and recognized a loss related to the extinguishment of its existing credit facilities, including the write-off of unamortized borrowing costs, of $9.1 million, which is presented as loss on extinguishment of debt in the Predecessor consolidated statement of operations and other comprehensive income (loss) for the period from January 1, 2024 to July 29, 2024.

The results of operations for ASP Acuren are included in the consolidated financial statements of the Company from the date of the Acuren Acquisition. Total revenues of approximately $463.5 million presented in the Successor consolidated financial statements for the period July 30, 2024 through December 31, 2024 is attributable to ASP Acuren, of which approximately $267.1 million and $197.5 million relate to the Company’s United States and Canada reportable segments, respectively.

The following unaudited pro forma consolidated financial information reflects the results of operations of the Company for the year ended December 31, 2024 (Successor) and 2023 (Predecessor) as if the Acuren Acquisition and related financing had occurred as of January 1, 2023, after giving effect to certain purchase accounting and financing adjustments. These amounts are based on financial information of ASP Acuren and is not necessarily indicative of what Company’s operating results would have been had the Acuren Acquisition and related financing taken place on January 1, 2023.

	Successor December 31, 2024	Predecessor December 31, 2023
Net revenue	$1,097,393	$1,050,057
Net loss	(26,075)	(155,315)

Successor and Predecessor periods have been combined in the pro forma results for the year ended December 31, 2024 with pro forma adjustments to adjust for the different basis in accounting between the Successor and the Predecessor. Pro forma adjustments to give effect as of January 1, 2023 include additional depreciation and amortization expense related to the fair value of acquired property and equipment and intangible assets, interest expense under the Company’s $775 million senior loan facility, adjustments for interest and investment income on cash and cash equivalents and investments in marketable securities held by the Company for the year ended December 31, 2024 and 2023 related to the initial IPO proceeds generated and invested until the completion of the Acuren Acquisition, and the proceeds used to complete the Acuren Acquisition concurrently. Further adjustments assume income taxes for the Predecessor and Successor periods were based on a blended U.S. federal and state statutory rate. Total transaction costs of $5.2 million (Predecessor) and $36.0 million (Successor), which were expensed and have been included as a component of selling, general and administrative expenses, were reflected as if the transaction occurred as of January 1, 2023.

Predecessor Period

2024 Acquisitions

From January 1, 2024 through July 29, 2024, the Company acquired three businesses for total aggregate consideration of $47.6 million in cash. The Company recorded an aggregate of $20.8 million of goodwill related to these acquisitions ($14.8 million assigned to the Canadian reporting unit and $6.0 million assigned to the U.S. reporting unit).

2023 Acquisitions

During the year ended December 31, 2023 the Company acquired one business for total consideration of $6.0 million of cash. The Company recorded $2.6 million of goodwill, all of which was assigned to the U.S. reporting unit.

Acuren Corporation
Notes to Consolidated Financial Statements
(table amounts in thousands, except share and per share data)

Note 3. Business Combinations (cont.)

2022 Acquisitions

During the year ended December 31, 2022 the Company acquired two businesses for total consideration of $45.5 million in cash. One acquisition was accounted for as a bargain purchase and as a result, the Company recognized a gain of $12.5 million associated with the acquisition in other income, net on the consolidated statements of operations and comprehensive income (loss) for the year ended December 31, 2022. The Company believes the bargain purchase gain was primarily the result of the sellers’ desire to exit quickly due to a slowdown in their business and lingering uncertainty in the business surrounding the COVID-19 pandemic, as well as uncertainty around certain of Versa’s tax positions that were not resolved until the sale was completed. Further, with the Company’s existing infrastructure, scale and expertise, the Company believes it has access to the necessary synergies to allow necessary operational improvements to be implemented more efficiently than the seller. The Company recorded $2.0 million of goodwill for the other acquisition. All of this goodwill was assigned to the Canadian reporting unit.

Each acquisition was accounted for under the acquisition method of accounting, with the purchase price allocated based on the fair value to the individual assets acquired and liabilities assumed. The fair value of property, plant and equipment was determined by using the cost approach. The cost approach is based on the amount that currently would be required to replace the service capacity of the asset. The amount is based on the cost to a market participant to acquire or construct a substitute asset of comparable utility, adjusted for obsolescence. The Company engages third-party valuation specialists to assist with preparation of critical assumptions and calculations of the fair value of acquired tangible and intangible assets in connection with significant acquisitions.

As part of the acquisitions, the Company identified intangible assets consisting of customer relationships and tradenames. The fair values of the acquired customer relationships intangible assets were determined using the income approach. Specifically, the Company used the multi-period excess earning method to estimate the fair value of customer relationships, which utilized the following significant assumptions and inputs: projected financial information, probability of renewal, contributory asset charges, income tax rates, depreciation, and discount rates, resulting in a non-recurring Level 3 fair value measurement. The fair value of the tradename intangible assets was estimated using the relief from royalty method. The relief from royalty method assumes that, in lieu of ownership, a firm would be willing to pay a royalty in order to exploit the related benefits of this asset class. Intangibles acquired in these acquisitions during the period ended July 29, 2024 and the year ended December 31, 2023 were estimated to be $22.2 million and $2.3 million, respectively.

Goodwill is attributable to the workforce of the acquired businesses, the complementary strategic fit and resulting synergies these businesses bring to existing operations, and the opportunities in new markets expected to be achieved from the expanded platform. For the period from January 1, 2024 through July 29, 2024 and for the years ended December 31, 2023 and 2022, goodwill resulting from business acquisitions during those respective periods totaling $1.4 million and $2.6 million, respectively, is deductible for income tax purposes.

The amounts of revenue and operating income (loss) from Predecessor period acquisitions included in the Company’s consolidated statement of operations and comprehensive income (loss) for the period from July 30 to December 31, 2024 (Successor), and January 1 to July 29, 2024 (Predecessor) and the years ended December 31, 2023 and 2022 (Predecessor), are as follows:

	2024		2023	2022
	Successor July 30 to December 31	Predecessor January 1 to July 29	Predecessor January 1 to December 31	Predecessor January 1 to December 31
Revenue	$11,820	$10,840	$1,438	$17,618
Operating income (loss)	1,173	1,040	421	(3,509)

Acuren Corporation
Notes to Consolidated Financial Statements
(table amounts in thousands, except share and per share data)

Note 4. Shareholders’ Equity

Successor Period

The Certificate of Incorporation of the Company dated December 16, 2024, authorized the issuance of 505,000,000 shares, consisting of two classes: 500,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of preferred stock, $0.0001 par value per share, of which 1,000,000 shares are designed as “Series A Preferred Stock” (the “Series A Preferred Stock”).

As of December 31, 2024, the Company had 121,476,215 Common stock and 1,000,000 Series A Preferred Stock issued and outstanding.

Series A Preferred Stock

In connection with the Company’s initial IPO on May 22, 2023, the Company issued 1,000,000 shares of Series A Preferred Stock at $10.50 per share. Shares of the Series A Preferred Stock are not mandatorily redeemable and do not embody an unconditional obligation to settle in a variable number of equity shares. As such, shares of Series A Preferred Stock are classified as permanent equity in the accompanying consolidated balance sheets. Shares of Series A Preferred Stock are not unconditionally redeemable or conditionally puttable by the holder for cash.

After the Acuren Acquisition, if the Average Price (as defined in the Certificate of Incorporation) per share of the Common Stock is at least $11.50 for any ten consecutive trading days, the holders of the Series A Preferred Stock will be entitled to receive a dividend in the form of shares of Common Stock, equal to 20 percent of the appreciation of the market price of the Common Stock (the “Annual Dividend Amount”). The Annual Dividend Amount will be initially calculated at the end of the calendar year based on the Dividend Price (as defined below) compared to the price of $10.00 per share. In subsequent years, the Annual Dividend Amount will be calculated based on the appreciated Dividend Price compared to the highest Dividend Price previously used in calculating the Annual Dividend Amount. For the purposes of determining the Annual Dividend Amount, the Dividend Price is the Average Price per share of Common Stock for the last ten consecutive trading days in the relevant Dividend Period. Upon the liquidation of the Company, an Annual Dividend Amount shall be payable for the shortened Dividend Period and the holders of Series A Preferred Stock shall have the right to a pro rata share (together with holders of the Common Stock) in the distribution of the surplus assets of the Company.

In the event of a Change of Control occurring at any time after the consummation of the Acuren Acquisition, the holders of the Series A Preferred Stock will be entitled to receive, in the aggregate, a one-time dividend equal to the Change of Control Dividend Amount, payable in shares of Common Stock, which equals the aggregate amount determined by adding together each Annual Dividend Amount that would have been payable for each Dividend Period occurring from the date of the consummation of the Change of Control to the last day of the 10th full Financial Year following the completion of the Acquisition. For the purpose of calculating the Annual Dividend Amount, the appreciated Dividend Price will be determined by multiplying the Change of Control Price by 8% per annum.

Holders of the Series A Preferred Stocks will participate in any dividends on the Common Stock on an as converted basis. In addition, commencing on and after consummation of the Acuren Acquisition, where the Company pays a dividend on its Common Stock, holders of the Series A Preferred Stock will also receive an amount equal to 20 percent of the dividend which would be distributable on 121,476,215 shares of Common Stock. All such dividends on the Series A Preferred Stock will be paid at the same time as the dividends on the Common Stock.

Shares of Series A Preferred Stock will be automatically converted into shares of Common Stock on a one for one basis upon the last day of the tenth full financial year after July 30, 2024 (the “Conversion”). At the option of the holder, each share of Series A Preferred Stock is convertible into one share of Common Stock until the Conversion.

Each holder of Common Stock and Series A Preferred Stock shall be entitled to one vote for each share of Common Stock and Series A Preferred Stock, respectively.

Acuren Corporation
Notes to Consolidated Financial Statements
(table amounts in thousands, except share and per share data)

Note 4. Shareholders’ Equity (cont.)

The Company followed ASC 718, Compensation — Stock Compensation to account for the issuance of the Series A Preferred Stock. See “Note 17. Share-Based Compensation” for further discussion.

Warrants

In May 2023, in connection with the Company’s initial IPO, the Company issued 54,975,000 Warrants to the purchasers of both Common Stock and Series A Preferred Stock (including the 25,000 Warrants that were issued to the Independent Non-Founder Directors in connection with their fees). Each Warrant is exercisable until three years after the Acuren Acquisition and entitles a Warrant holder to purchase shares of Common Stock on a four-for-one basis and at an exercise price of $11.50 per share of Common Stock. The Warrants are mandatorily redeemable by the Company at a price of $0.01 should the average market price per share of the Common Stock exceed $18.00 for ten consecutive trading days (subject to any prior adjustment in accordance with the terms of the Warrants). The Warrants expire worthless three years after the Acuren Acquisition, if not exercised or redeemed. Warrants issued with Common Stock were determined to be equity classified in accordance with ASC 815, Derivatives and Hedging and ASC 480, Distinguishing Liabilities from Equity. As of December 31, 2024, the Company had 18,264,876 Warrants outstanding.

2024 Capital Raise

Concurrently with the close of the Acuren Acquisition on July 30, 2024, the Company raised cash proceeds of $666.6 million, net of issuance cost of $3.7 million, from the issuance of 58,259,984 shares of Common Stock at $10.00 per share (the “PIPE Financing”) and early exercise of 36,710,124 Warrants at $10.00 per share of Common Stock (the “Warrant Financing”). Additionally, the Company issued $4.0 million of Common Stock as purchase consideration in conjunction with the Acuren Acquisition.

In connection with the Warrant Financing, the Company modified certain Warrants in May 2024. The modified Warrants were not considered to be indexed to the Company’s own stock and therefore, accounted for as a derivative. The modified Warrants were initially and subsequently remeasured at their fair value until they were exercised and settled at the close of Acuren Acquisition through the Warrant Financing. A cumulative loss of $3.5 million related to the change in the fair value of modified Warrants from the initial recognition on May 22, 2024 through the final settlement on July 30, 2024 was included in the accumulated deficit of the Successor as of July 30, 2024.

In connection with the PIPE Financing, the Company received commitments from a limited group of institutional shareholders which was accounted as contingent forward contracts, initially and subsequently recognized at their fair value until they were settled through the issuance of the related Common Stock at the close of Acuren Acquisition. A cumulative loss of $15.6 million related to the change in the fair value of the contingent forward contracts from the initial recognition on May 22, 2024 through the final settlement on July 30, 2024 was included in the accumulated deficit of the Successor as of July 30, 2024.

Note 5. Earnings Per Share

Successor Period

For the Successor period, basic earnings per share of Common Stock excludes dilution and is computed by dividing net income (loss) by the weighted average number of shares of Common Stock outstanding during the period. The Company has determined that its Series A Preferred Stock are a class of common shares. Accordingly, the Company used the two-class method of computing earnings per share for Common Stock and Series A Preferred Stock according to participation rights in undistributed earnings. Under this method, net income (loss) is allocated on a pro rata basis to the holders of Common Stock and Series A Preferred Stock.

Acuren Corporation
Notes to Consolidated Financial Statements
(table amounts in thousands, except share and per share data)

Note 5. Earnings Per Share (cont.)

The following table sets forth the computation of basic and diluted earnings per share of Common Stock and Series A Preferred Stock using the two-class method. The application of the two-class method yields the same dilutive effects applying if-converted to the Series A Preferred Stock given 1:1 participation:

2024
Successor July 30 to December 31
Basic Shares:
Numerator:
Net loss	$(105,452)
Loss allocated to Series A Preferred Stock	861
Net loss allocated to holders of Common Stock	$(104,591)

Denominator:
Weighted average Common Stock outstanding – basic	121,454,845
Weighted average Series A Preferred Stock outstanding – basic	1,000,000
Basic loss per Common Stock	$(0.86)
Basic loss per Series A Preferred Stock	$(0.86)

Dilutive Shares:
Numerator:
Net loss allocated to holders of Common Stock	$(104,591)
Add back: Loss allocated to holders of Series A Preferred Stock	(861)
Net loss available to Common Stock	$(105,452)
Denominator:
Weighted average Common Stock outstanding – basic	121,454,845
Add: dilutive securities
Share Options	—
Warrants	—
Restricted Stock Units	—
Series A Preferred Stock	1,000,000
Weighted average Common Stock outstanding – diluted	122,454,845
Weighted average Series A Preferred Stock outstanding – diluted	1,000,000
Diluted loss per Common Stock	$(0.86)
Diluted loss per Series A Preferred Stock	$(0.86)

For the Successor period ended December 31, 2024, the Company excluded the following potential dilutive shares from the computation of the diluted earnings per share as the impact would be anti-dilutive: 125,000 Share Options, 18,264,876 Warrants and 1,605,000 shares of unvested RSUs.

Acuren Corporation
Notes to Consolidated Financial Statements
(table amounts in thousands, except share and per share data)

Note 5. Earnings Per Share (cont.)

Predecessor Period

Basic and diluted earnings per share for the period from January 1 to July 29, 2024 (Predecessor), and years ended December 31, 2023 and 2022 (Predecessor) were calculated as follows:

	2024 Predecessor January 1 to July 29 (As Restated)	2023	2022
		Predecessor January 1 to December 31	Predecessor January 1 to December 31
Basic Shares:
Numerator:
Net income (loss)	$(15,703)	$(6,289)	$20,043
Net income (loss) available to Common Shares	$(15,703)	$(6,289)	$20,043

Denominator:
Weighted average Common Shares Outstanding – basic	5,024,802	5,024,802	5,026,061
Dilutive shares from stock options	—	—	67,663
Weighted average Common Shares outstanding – diluted	5,024,802	5,024,802	5,093,724
Basic income (loss) earnings per Common Share	$(3.13)	$(1.25)	$3.99
Diluted income (loss) earnings per Common Share	$(3.13)	$(1.25)	$3.93

For the Predecessor periods ended July 29, 2024, and December 31, 2023, 228,522 and 100,413 potential dilutive shares related to stock options were excluded from the computation of diluted earnings per share because their effect would be anti-dilutive.

Additionally, the Company had outstanding stock options that were eligible to vest on achievement of certain market thresholds on a change of control. For the Predecessor period ended July 29, 2024 and the years ended December 31, 2023 and 2022, the contingently issuable potential shares are excluded from the computation of basic and diluted earnings per share as the contingency was not met as of the end of each reporting period. These excluded shares are as follows:

	Outstanding as of
	July 29, 2024	December 31, 2023	December 31, 2022
Tranche B Options	180,828	186,933	169,843
Tranche C Options	55,872	55,872	55,872

Note 6. Accounts Receivable

Accounts receivables are recorded net of an allowance for credit losses and includes invoiced and accrued but unbilled revenue. Accounts receivable consist of the following:

	Successor December 31, 2024	Predecessor December 31, 2023
Accounts receivables	$216,613	$211,097
Unbilled receivables	24,171	24,388
Allowance for credit losses	(4,264)	(2,241)
Total accounts receivables, net	$236,520	$233,244

Acuren Corporation
Notes to Consolidated Financial Statements
(table amounts in thousands, except share and per share data)

Note 6. Accounts Receivable (cont.)

The Company records an allowance for credit losses for accounts receivable based on management’s expected credit losses. Management’s estimate of expected credit losses is based on its assessment of the business environment, customers’ financial condition, historical collection experience, accounts receivable aging, and customer disputes. Changes to the allowance for credit losses are adjusted through credit loss expense, which is included within selling, general and administrative expenses in the consolidated statements of operations and comprehensive income (loss). The following table presents the allowance for credit losses activity:

	Successor December 31, 2024	Predecessor December 31, 2023
Beginning balance	$—	$1,098
Initial allowance for credit losses	1,867	—
Provision	2,703	1,353
Accounts written off	(306)	(226)
Foreign currency translation	—	16
Ending balance	$4,264	$2,241

Note 7. Property, Plant and Equipment

Property, plant and equipment consists of the following:

	Useful Life (years)	Successor December 31, 2024	Predecessor December 31, 2023
Land		$5,950	$5,387
Buildings and leasehold improvements	25	19,308	20,208
Computer, software, and office equipment	3 – 5	2,917	4,669
Machinery and equipment	3 – 10	122,932	167,261
Vehicles	5	53,154	69,305
Construction in progress		6,878	2,904
Total property, plant and equipment		211,139	269,734
Accumulated depreciation		(21,906)	(157,470)
Property, plant and equipment, net		$189,233	$112,264

Total depreciation expense for property, plant and equipment was recognized as follows:

	2024		2023	2022
	Successor July 30 to December 31	Predecessor January 1 to July 29	Predecessor January 1 to December 31	Predecessor January 1 to December 31
Cost of revenue	$25,282	$22,123	$54,504	$46,137
Selling, general and administrative expenses	237	222	898	1,204
Total depreciation expense	25,519	22,345	55,402	47,341

Acuren Corporation
Notes to Consolidated Financial Statements
(table amounts in thousands, except share and per share data)

Note 8. Goodwill

The changes in the carrying amount of goodwill by reportable segment for the Successor period ended December 31, 2024, the Predecessor period ended July 29, 2024, and the Predecessor year ended December 31, 2023, are as follows:

	US	Canada	Total
Balance at December 31, 2022 (Predecessor)	$357,183	$148,218	$505,401
Additions	2,581	—	2,581
Measurement period adjustments	—	(127)	(127)
Currency adjustments	—	3,646	3,646
Balance at December 31, 2023 (Predecessor)	359,764	$151,737	$511,501
Additions	6,016	14,772	20,788
Measurement period adjustments	—	—	—
Currency adjustments	24	(6,714)	(6,690)
Balance at July 29, 2024 (Predecessor)	$365,804	$159,795	$525,599

Balance at July 30, 2024 (Successor)	$—	$—	$—
Additions(1)	352,666	516,882	869,548
Measurement period adjustments	(314)	(3,635)	(3,949)
Currency adjustments	(64)	(19,596)	(19,660)
Balance at December 31, 2024 (Successor)	$352,288	$493,651	$845,939

____________

(1)      Amounts represent the goodwill attributable to the Acuren Acquisition

Note 9. Intangible Assets

The gross carrying amount and accumulated amortization of intangible assets were as follows:

	Weighted Avg. Remaining Life (Years)	Successor December 31, 2024			Predecessor December 31, 2023
		Gross	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	14.6	$658,783	$(18,298)	$640,485	$266,950	$(77,081)	$189,869
Technology	4.6	4,925	(414)	4,511	87,017	(50,981)	36,036
Tradenames	14.6	98,392	(2,731)	95,661	54,221	(16,078)	38,143
Non-compete agreements		—	—	—	1,758	(1,471)	287
		$762,100	$(21,443)	$740,657	$409,946	$(145,611)	$264,335

The total weighted-average remaining useful life across all of the Company’s intangibles was 14.5 years as of December 31, 2024. For the Successor period ended December 31, 2024, the Company recorded amortization expense of $21.8 million. For the Predecessor period ended July 29, 2024 and the Predecessor years ended December 31, 2023 and 2022, the Company recorded amortization expense of $23.4 million, $39.4 million and $39.1 million, respectively. Amortization expense is recorded in selling, general, and administrative expense on the consolidated statements of operations and comprehensive income (loss). Estimated amortization expense for the five following fiscal years is as follows:

2025	$51,463
2026	51,463
2027	51,463
2028	51,463
2029	51,053
Thereafter	483,752
$740,657

Acuren Corporation
Notes to Consolidated Financial Statements
(table amounts in thousands, except share and per share data)

Note 10. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities balances consists of the following:

	Successor December 31, 2024	Predecessor December 31, 2023
Accrued salaries, wages and related employee benefits	$33,929	$31,698
Accrued trade payables	4,143	9,584
Accrued indirect taxes	4,398	4,320
Accrued sales discounts	3,899	4,338
Insurance accruals	2,781	2,965
Income taxes payable	2,633	5,430
Other accrued expenses	15,893	7,440
Total accrued expenses and other current liabilities	$67,676	$65,775

Note 11. Fair Value Measurements

The Company performs fair value measurements by determining the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also establishes a three-level hierarchy that prioritizes the inputs used to measure fair value. The three levels of the hierarchy are defined as follows:

Level 1 —	Unadjusted quoted prices in active markets that are accessible at the measurement dates for identical, unrestricted assets or liabilities.
Level 2 —	Quoted prices for markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.
Level 3 —	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported with little or no market activity).

If the inputs used to measure the financial assets and liabilities fall within the different levels described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying values of cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable, and accrued expenses and other current liabilities approximate their fair values because of their short maturity. The fair values of the Company’s revolving line of credit facilities and long-term debt approximate their carrying value as they are based on current lending rates for similar borrowings, assuming the debt is outstanding through maturity, and considering the collateral. The fair values of the Company’s finance lease obligations approximates their carrying amounts based on anticipated interest rates which management believes would currently be available to the Company for similar issuances of debt.

The fair value of the Predecessor’s interest rate swap agreements, existing as of Predecessor periods December 31, 2023 and terminated during the Predecessor period ended July 29, 2024, were determined using standard pricing models and market-based assumptions for all significant inputs, such as yield curves and quoted spot and forward exchange rates. This fair value measurement is based on inputs that are observable either directly or indirectly and thus represents a Level 2 measurement within the fair value hierarchy. Refer to “Note 13. Financial Instruments” for further details on the accounting treatment of the swap agreements.

Acuren Corporation
Notes to Consolidated Financial Statements
(table amounts in thousands, except share and per share data)

Note 12. Debt

The Company’s debt consisted of the following:

	Successor December 31, 2024	Predecessor December 31, 2023
2024 Term loan	$773,063	—
2019 Term loan	—	686,280
Revolving credit facility	—	—
Less: Debt issuance costs	(18,265)	(10,969)
Total debt	754,798	675,311
Less: Current portion	(7,750)	(7,280)
Debt, net of current portion	$747,048	$668,031

2024 Credit Agreement

In connection with the close of the Acuren Acquisition, on July 30, 2024, the Company entered into the New Credit Facility by and among AAL Delaware Holdco, Inc., a wholly-owned subsidiary, as the initial borrower, ASP Acuren Holdings, Inc., as a borrower, and any other subsidiaries of Acuren Corporation from time to time party thereto as borrowers, (the “Borrowers”), the guarantors from time to time party thereto, the lenders from time to time party thereto, and Jefferies Finance LLC, as administrative agent and as collateral agent (the “Credit Agreement”). In conjunction with the Credit Agreement, the Company incurred a $775.0 million seven-year senior secured term loan (the “Term Loan”) under the senior secured term loan facility (the “Term Loan Facility”), which was used to fund a part of the cash portion of the purchase price in the Acuren Acquisition. The Credit Agreement also provides for a $75.0 million five-year senior secured revolving credit facility of which up to $20.0 million can be used for the issuance of letters of credit (the “Revolving Credit Facility,” and together with the Term Loan Facility, represent the “2024 Credit Agreement”).

Term Loan.    The interest rate applicable to the Term Loan is, at the Company’s option, either (1) a base rate plus an applicable margin equal to 2.50% or (2) a secured overnight financing rate (adjusted for statutory reserves) (“SOFR”) plus an applicable margin equal to 3.50%. The Company may elect the interest period for the Term Loan to be one, three, or six months or twelve months if agreed to by all applicable term loan lenders. Interest on the Term Loan is payable at the end of each interest period except that, if the interest period exceeds three months, interest is payable every three months. Principal payments on the Term Loan will commence on December 31, 2024 and will be made in quarterly installments on the last day of each fiscal quarter in an amount equal to 0.25% of the initial aggregate principal amount of the Term Loan. The Term Loan matures on July 30, 2031. The Company may prepay the Term Loan in whole or in part at any time without penalty, except that any prepayment in connection with a repricing transaction within six months of July 30, 2024 will be subject to 1% prepayment premium. Additionally, subject to certain exceptions, the Term Loan Facility may be subject to mandatory prepayments using the proceeds from non-ordinary course asset dispositions, proceeds from certain incurrences of debt or commencing in 2026, a portion of Company’s annual excess cash flows based upon certain leverage ratios.

Repricing of Term Loan.    On January 31, 2025, the Company entered into the First Amendment to 2024 Credit Agreement, pursuant to which, the interest rate margins for the Term Loan decreased from 2.50% to 1.75% for the base rate and from 3.50% to 2.75% for the secured overnight financing rate. All other material terms of the Credit Agreement, including the aggregate principal amount, repayment terms, interest rate applicable on the revolving credit facility remained the same.

Revolving Credit Facility.    The interest rate applicable to borrowings under the Revolving Credit Facility is, at Company’s option, either a base rate plus an applicable margin equal to 2.50% or a secured overnight financing rate (adjusted for statutory reserves) plus an applicable margin equal to 3.50%. The unused portion of the Revolving Credit Facility is subject to a commitment fee of 0.375% or 0.50% based on Company’s first lien net leverage ratio. The Company is also required to pay letters of credit fees on the amounts of outstanding letters of credit plus a

Acuren Corporation
Notes to Consolidated Financial Statements
(table amounts in thousands, except share and per share data)

Note 12. Debt (cont.)

fronting fee to the issuing lender and administration fees. Amounts drawn under each letter of credit bear interest at a rate of 3.50% per annum. Funds available under the Revolving Credit Facility may be used for general corporate purposes. The Revolving Credit Facility matures on July 30, 2029.

Letters of Credit and Surety Bonds.    As of December 31, 2024, the Company had $5.8 million in stand-by letters of credit issued (as a component of the Revolving Credit Facility), but did not withdraw any amount against the letters of credit, and $2.1 million in surety bonds outstanding.

The 2024 Credit Agreement contains certain customary negative operating covenants (certain of which are not applicable depending on net leverage ratios), customary restrictive covenants and other customary provisions relating to events of default, including non-payment of principal, interest or fees, breach of covenants, misrepresentations, insolvency proceedings, cross default to other indebtedness of the Borrowers and its subsidiaries in excess of $40.0 million or judgments from creditors of such amount, change of control, and certain events relating to Employee Retirement Income Security Act (“ERISA”) plans. Solely with respect to the Revolving Credit Facility, the Credit Agreement contains a financial covenant for the First Lien Net Leverage Ratio to exceed 5.85 to 1 to be tested as of the last day of any such fiscal quarter only in the event that the total outstanding (excluding undrawn Letters of Credit) is greater than 35% of the total Revolving Credit Commitment. As of December 31, 2024, the Company was in compliance with the covenants.

Obligations under the 2024 Credit Agreement are guaranteed on a senior secured basis, jointly and severally, by Acuren Corporation and substantially all of its U.S. and Canadian subsidiaries. Amounts borrowed under the 2024 Credit Agreement are secured on a first priority basis by a perfected security interest in substantially all of the present and future property (subject to certain exceptions) of the Borrower and each guarantor.

As of December 31, 2024, the Company had $773.1 million of indebtedness outstanding under the Term Loan. The Company incurred an aggregate of $19.5 million in debt issuance costs for the Term Loan that are amortized using the effective interest method over the life of the Term Loan using an effective interest rate of 9.2%. The Company incurred an additional fee of $5.0 million related to a portion of the commitment of funds by the lenders which expired unused upon closing of the Credit Agreement and thus the fee was included in the accumulated earnings of the Successor as of July 30, 2024. As of December 31, 2024, the unamortized debt issuance cost balance was $18.3 million and is presented as a reduction of the carrying value of the Term Loan in the consolidated balance sheets. For the Successor period ended December 31, 2024, the Company recorded total interest expense of $29.2 million, inclusive of the amount of $1.2 million related to the amortization of debt issuance costs.

The Company incurred an aggregate of $1.9 million in debt issuance costs for the Revolving Credit Facility that are amortized over the five-year term of the revolving Credit Facility on a straight-line basis. As of December 31, 2024, the unamortized debt issuance costs balance was $1.7 million and is presented in “Other assets” in the consolidated balance sheets. For the Successor period ended December 31, 2024, the Company recorded interest expense of $0.2 million associated with the Revolving Credit Facility.

Predecessor Period

2019 Credit Agreement

On December 20, 2019 the Predecessor entered into a credit agreement (“2019 Credit Agreement”). The Credit Agreement was collateralized by all of the Predecessor’s assets. The 2019 Credit Agreement provided for an initial term loan of $430.0 million and was amended on January 23, 2020, November 19, 2021, and August 15, 2023, providing an additional $15.0 million, $100.0 million and $170.0 million of principal under the term loan. The term loan would have matured on January 23, 2027 and provided for interest at a variable rate which consists of the base rate, as defined in the agreement, plus a SOFR-based applicable rate, which can vary between 3.0% and 4.5% depending on the type of term loan.

Acuren Corporation
Notes to Consolidated Financial Statements
(table amounts in thousands, except share and per share data)

Note 12. Debt (cont.)

The interest rate was 9.5% and 9.7% through Closing Date and as of December 31, 2023, respectively. As of the Closing Date and December 31, 2023, the balance of the term loan was $679.9 million and $686.3 million, respectively. The term loan was presented net of the deferred financing costs of $8.8 million and $11.0 million as of Closing Date and December 31, 2023, respectively.

Revolving Credit Facility.    As of Closing Date and December 31, 2023, the balance of the revolving credit facility was $20.0 million and $0.0 million, respectively. The revolving credit facility had a maturity of October 23, 2026. The revolving credit facility accrued interest as of a variable rate which consists of the base rate, as defined in the agreement, plus a SOFR-based applicable rate, which can vary between 3.0% and 4.5% depending on the net leverage ratio, as defined in the agreement, as well as an unutilized fee of 0.5%. As of July 29, 2024, the interest rate on the revolving credit facility was 9.2%.

Letters of Credit.    As of December 31, 2023, the Company had issued undrawn letters of credit totaling approximately $5.5 million in connection with various current and expiring insurance policy obligations. The letters of credit reduced the amount available under the Credit Agreement and were considered funded debt for purposes of calculating financial covenants. Fees for letters of credit ranged from 4.0% to 4.5% of the letter of credit amount, depending on the net leverage ratio.

Under the 2019 Credit Agreement, the Predecessor was subject to certain financial and nonfinancial covenants which place restrictions on leverage ratios, among other things. In addition, commencing with the year ending December 31, 2020, the 2019 Credit Agreement required mandatory prepayments of the consolidated excess cash flows, as defined in the agreement, if certain cash flow targets were met. No excess cash flow payments were required through the Closing Date and for the period ended December 31, 2023.

As a result of the Acuren Acquisition, the outstanding amounts under the 2019 Credit Agreement were paid off and the remaining unamortized deferred financing costs of $8.8 million related to the term loan and $0.2 million related to the revolving line of credit were extinguished. For the Predecessor period ended July 29, 2024, the Company recognized a loss of $9.1 million on extinguishment of debt.

Note 13. Financial Instruments

The Company has occasionally used interest rate swap agreements to mitigate interest rate exposure on its variable rate debt. The Company did not designated these derivatives as hedging instruments and reported these agreements at fair value with unrealized gains and losses recorded within interest expense, net within the consolidated statements of operations and comprehensive income (loss) in the reporting period in which the unrealized gains and losses occurred.

During the Successor period ended December 31, 2024, the Company had no interest rate agreements. All historical agreements were terminated during the Predecessor period ended July 29, 2024.

As of December 31, 2023, the Company had two interest rate agreements acting collectively as a collar with an interest rate floor of 0% and an interest rate cap of 1.92% intended to mitigate the Company’s exposure to an increase in its variable interest rate above 2.375% related to an initial notional amount of $333.8 million of its variable rate debt obligations. If the variable interest rate component exceeds the benchmark amount, the intended effect was to convert the variable interest rate of the notional debt amount to a fixed interest rate.

On March 23, 2023, the Company renegotiated, in advance, a new instrument commencing on February 29, 2024, acting as a collar of a notional amount of $400.0 million, with an interest rate floor of 2.2% and an interest rate cap of 5.0% intended to further mitigate the Company’s exposure to increases in its variable interest rates on its term loans. During the year ended December 31, 2024, both interest rate instruments were terminated.

Acuren Corporation
Notes to Consolidated Financial Statements
(table amounts in thousands, except share and per share data)

Note 13. Financial Instruments (cont.)

As of December 31, 2023, the Company recorded the gross value of the interest rate derivatives in the amount of $3.1 million in prepaid expenses and other current assets on its consolidated balance sheets. During the years ended December 31, 2023 and December 31, 2022, the change in the fair value of outstanding interest rate agreements resulted in a net unrealized loss of $7.8 million and unrealized gain of $9.1 million, respectively, which is included within interest expense, net. Additionally, during the years ended December 31, 2023 and 2022 the Company recognized $11.1 million and $1.0 million of realized gains, respectively, relating to interest rate instruments in interest expense, net.

Note 14. Income Taxes

The Company had pre-tax income (loss) as follows:

	2024		2023	2022
	Successor July 30 to December 31	Predecessor January 1 to July 29 (As Restated)	Predecessor January 1 to December 31	Predecessor January 1 to December 31
Domestic	$(128,633)	$(30,305)	$(38,505)	$(6,030)
Foreign	17,925	17,845	34,225	29,481
Total pre-tax income (loss)	$(110,708)	$(12,460)	$(4,280)	$23,451

The provision for income taxes consists of the following:

	2024		2023	2022
	Successor July 30 to December 31	Predecessor January 1 to July 29 (As Restated)	Predecessor January 1 to December 31	Predecessor January 1 to December 31
Current
Federal	$(248)	$—	$8,058	$5,288
State	908	879	2,564	2,017
Foreign	8,099	11,397	15,130	14,414
Total current tax provision	8,759	12,276	25,752	21,719

Deferred
Federal	(9,634)	(5,868)	(14,912)	(9,265)
State	(1,246)	(1,506)	(2,215)	(1,737)
Foreign	(3,135)	(1,659)	(6,616)	(7,048)
Total deferred tax provision	(14,015)	(9,033)	(23,743)	(18,050)
Increase (decrease) in valuation allowance	$—		$—	$(261)
Net deferred tax provision	$(14,015)	$(9,033)	$(23,743)	$(18,311)
Provision (benefit) for income taxes	$(5,256)	$3,243	$2,009	$3,408

Acuren Corporation
Notes to Consolidated Financial Statements
(table amounts in thousands, except share and per share data)

Note 14. Income Taxes (cont.)

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income as follows:

	2024				2023		2022
	Successor July 30 to December 31		Predecessor January 1 to July 29 (As Restated)		Predecessor January 1 to December 31		Predecessor January 1 to December 31
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Federal income tax provision at statutory tax rate	(23,249)	21%	(2,617)	21%	(898)	21%	4,925	21%
State income taxes, net of federal benefit	(260)	—%	(1,436)	12%	283	(7)%	581	3%
Foreign tax rate differential	842	(1)%	1,522	(12)%	1,097	(26)%	889	4%
Permanent differences	—	—%	(315)	2%	504	(12)%	87	—%
Meals and entertainment	673	(1)%	877	(7)%	1,496	(35)%	611	3%
Goodwill	—	—%	—	—%	(576)	14%	(576)	(2)%
Transaction costs	2,730	(2)%	(5,154)	41%	—	—%	—	—%
Bargain purchase gain	—	—%	—	—%	—	—%	(2,480)	(11)%
Stock compensation	14,705	(13)%	172	(1)%	309	(7)%	—	—%
Bonus	—	—%	(2,185)	17%	—	—%	—	—%
State rate deferred benefit	—	—%	—	—%	(557)	13%	(828)	(4)%
Foreign deferred rate change	—	—%	—	—%	40	(1)%	33	—%
Change in valuation allowance	—	—%	12,596	(101)%	—	—%	—	—%
Other	(697)	1%	(217)	1%	311	(7)%	166	1%
Provision (benefit) for income taxes	$(5,256)	5%	$3,243	(27)%	$2,009	(47)%	$3,408	15%

Global Intangible Low Taxed Income (“GILTI”) is a tax on income that is earned by certain foreign affiliates owned by a U.S. shareholder. GILTI is generally intended to impose tax on the earnings of a foreign corporation that are deemed to exceed a certain threshold return relative to the underlying business investment. The Company has determined that due to the statutory high tax exception related to foreign earnings, there was no impact of GILTI for the Successor period ended December 31, 2024 and the Predecessor years ended December 31, 2023 and 2022.

Acuren Corporation
Notes to Consolidated Financial Statements
(table amounts in thousands, except share and per share data)

Note 14. Income Taxes (cont.)

Deferred income tax attributes resulting from differences between financial accounting and income tax bases of assets and liabilities are as follows:

	December 31,
	2024 Successor	2023 Predecessor
Deferred income tax assets
Net operating loss carryforward	$16,183	$11,926
Allowance for doubtful accounts	1,030	536
Accrued expenses	1,852	1,832
IRC Sec 163(j) interest carryforward	29,839	15,189
Deferred share based compensation	398	3,315
Pension and workers compensation	1,087	655
Accrued compensation	1,875	944
Tax credits	1,082	1,083
IRC Sec 174 capitalized costs	1,250	1,182
Other	1,103	643
Gross deferred income tax assets	$55,699	$37,305

Deferred income tax liabilities
Property and equipment	(27,520)	(10,967)
Goodwill and other intangibles	(178,086)	(58,457)
Other	—	(807)
Total deferred income tax liabilities	(205,606)	(70,231)
Net deferred income taxes	$(149,907)	$(32,926)

At December 31, 2024 the Company’s net deferred income tax balance within the consolidated balance sheet consisted of long-term deferred tax assets of approximately $0.8 million and long term deferred tax liabilities of approximately $150.7 million. At December 31, 2023, the balance consisted of long term deferred tax assets of approximately $2.4 million and long term deferred tax liabilities of approximately $35.3 million.

The Company evaluated and considered all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance for its deferred tax assets was needed. The deferred tax assets are composed principally of net operating loss carryforwards and 163(j) interest limitation carryforwards. Based on available evidence, the Company recorded a valuation allowance of $12.6 million as of July 29, 2024. As a result of the Admiral acquisition and the new basis of accounting, the Company assessed and determined a valuation allowance was not necessary in the Successor period. The release of the $12.6 million allowance had no impact on the Predecessor or Successor provision (benefit) for income taxes. We will continue to monitor the evidence and the realizability of our deferred tax assets in future periods. Should evidence regarding the realizability of our deferred tax assets change at a future point in time, we will adjust the valuation allowance as required.

At December 31, 2024 and 2023, the Company had U.S. federal income tax net operating losses (“NOLs”) of approximately $67.9 million and $48.4 million, respectively. At December 31, 2024 and 2023, the Company had U.S. state income tax NOLs of approximately $14.9 million and $10.8 million, respectively. The federal NOLs do not expire and the state NOLs will begin to expire in 2030. In addition, the Company had foreign NOLs of approximately $1.6 million and $2.3 million at December 31, 2024 and 2023, respectively, which will begin to expire in 2037.

Acuren Corporation
Notes to Consolidated Financial Statements
(table amounts in thousands, except share and per share data)

Note 14. Income Taxes (cont.)

For U.S. federal tax purposes, the tax years 2021 and after remain open and subject to examination. For most U.S. state tax purposes, tax years 2020 and after remain open and subject to examination. For Canadian federal tax purposes, tax years 2020 and after remain subject to examination.

The Company has unrecognized tax benefits of $4.8 million at December 31, 2024 and $15.7 million at December 31, 2023. The following table summarizes the change in the Company’s unrecognized tax benefits, excluding interest and penalties:

	2024		2023
	Successor July 30 to December 31	Predecessor January 1 to July 29 (As Restated)	Predecessor January 1 to December 31
Balance, beginning of period	$13,976	$15,667	$15,667
Additions for tax positions related to the current year	—	—	—
Additions for tax positions from prior years	—	—	—
Reductions for tax positions from prior years	—	—	—
Settlement payments	—	—	—
Statues of limitations expirations	(9,148)	(1,691)	—
Translation and other	—	—	—
Balance, end of period	$4,828	$13,976	$15,667

At November 14, 2022, the Company recorded a $14.5 million unrecognized tax benefit on its balance sheet as long-term tax payable related to the pre-acquisition tax exposures of Versa. The Company is fully indemnified for any future realization of the liability through escrow funding and, as such, has also recorded a long-term asset of $14.5 million. On July 29, 2024, the Company released $1.7 million of the unrecognized tax benefit as a result of the expiration of the statue of limitations. In addition, on December 31, 2024 the Company released an additional $8.4 million of the unrecognized tax benefit related to Versa also as a result of the expiration of the statute of limitations. The corresponding long-term asset of $14.5 million was also reduced by $1.7 million and $8.4 million for the corresponding periods, respectively. In addition, the Company reduced the reserve by an additional $0.7 million as a result of the expiration of the statute of limitations on state tax returns as of December 31, 2024. The Company classifies interest and penalties related to unrecognized tax benefits as a component of income tax expense, which was not significant during the Successor period ending December 31, 2024 and the Predecessor period ending December 31, 2023, respectively.

Note 15. Leases

The Company determines if an arrangement is or contains a lease at inception, which is the date on which the terms of the contract are agreed to, and the agreement creates enforceable rights and obligations. Under ASC 842, a contract is or contains a lease when (i) explicitly or implicitly identified assets have been deployed in the contract and (ii) the customer obtains substantially all of the economic benefits from the use of that underlying asset and directs how and for what purpose the asset is used during the term of the contract. The Company also considers whether its service arrangements include the right to control the use of an asset.

Acuren Corporation
Notes to Consolidated Financial Statements
(table amounts in thousands, except share and per share data)

Note 15. Leases (cont.)

The Company leases real estate facilities from unrelated parties under operating lease agreements that have initial terms ranging from 1 to 20 years. The Company also leases vehicles under finance lease agreements with initial terms of four to five years. Accordingly, the Company recognizes a right-of-use (“ROU”) asset representing the right to use an underlying asset and a lease liability representing the obligation to make lease payments over the lease term for substantially all leases with a lease term greater than 12 months.

	2024		2023	2022
	Successor July 30 to December 31	Predecessor January 1 to July 29	Predecessor January 1 to December 31	Predecessor January 1 to December 31
Operating lease cost	$3,667	$5,736	$8,813	$7,308
Finance lease cost – amortization of right-of-use assets	4,118	6,010	10,298	7,715
Finance lease cost – Interest on lease liabilities	799	1,005	1,523	836
Short term lease expense	1,171	202	—	—
Variable lease cost	731	1,063	4	8
Total lease cost	$10,486	$14,016	$20,638	$15,867

Operating lease cost is recognized on a straight-line basis over the lease term and is recorded primarily in selling, general, and administrative expenses. Finance lease cost is recognized as a combination of the amortization expense for the ROU assets and interest expense for the outstanding lease liabilities, and results in a front-loaded expense pattern over the lease term. The components of lease expense are as follows:

Supplemental cash flow information related to lease is as follows:

	2024		2023	2022
	Successor July 30 to December 31	Predecessor January 1 to July 29	Predecessor January 1 to December 31	Predecessor January 1 to December 31
Cash paid for amounts included in measurement of lease liabilities:
Operating cash outflows – payments on operating leases	3,429	5,990	9,284	5,672
Operating cash outflows – interest payments on finance leases	799	1,005	1,523	836
Financing cash outflows – principal payments on finance leases	3,906	5,745	9,948	7,424

Right-of-use assets obtained in exchange for new lease obligations:
Operating leases	5,575	6,748	6,949	12,400
Finance leases	4,673	5,988	11,049	19,878

Acuren Corporation
Notes to Consolidated Financial Statements
(table amounts in thousands, except share and per share data)

Note 15. Leases (cont.)

Supplemental balance sheet information related to leases is as follows:

	Successor December 31, 2024	Predecessor December 31, 2023
Operating Leases
Operating lease right-of-use assets, net	$30,001	$22,441

Current portion of operating lease obligations	7,204	7,498
Non-current operating lease obligations	21,838	17,773
Total operating lease liabilities	$29,042	$25,271

Finance Leases
Equipment, net	$28,532	$28,655

Current portion of finance lease obligations	9,824	9,125
Non-current finance lease obligations	18,915	20,288
Total finance lease liabilities	$28,739	$29,413

Weighted-average remaining lease term (years):
Operating leases	5.45	5.25
Finance leases	3.26	3.41

Weighted-average discount rate:
Operating leases	7.32%	6.21%
Finance leases	6.78%	5.89%

Future undiscounted cash flows for each of the next five years and thereafter and reconciliation to the lease liabilities recognized on the consolidated balance sheets is as follows:

Year Ending December 31,	Operating Leases	Finance Leases
2025	$9,034	$11,384
2026	7,503	9,507
2027	5,462	6,411
2028	3,528	3,323
2029	2,678	1,245
Thereafter	7,298	—
Total lease payments	$35,503	$31,870
Less imputed interest	(6,461)	(3,131)
Total present value of lease liabilities	$29,042	$28,739

Acuren Corporation
Notes to Consolidated Financial Statements
(table amounts in thousands, except share and per share data)

Note 16. Employee Benefit Plans

Retirement Plans

The Company provides a 401(k) savings plan for eligible U.S. based employees. Employee contributions are discretionary up to the IRS prescribed limits; however, catch up contributions are allowed for employees 50 years of age or older. The plan provides for discretionary employer matching contributions. The Company expensed $2.2 million and $1.5 million in the periods from January 1 to July 29, 2024 (Predecessor) and July 30 to December 31, 2024 (Successor), respectively, and $3.1 million and $2.7 million for the years ended December 31, 2023 and 2022 (Predecessor), respectively, for its contributions to this plan which are included in selling, general and administrative expenses.

The Company’s Canadian subsidiaries provide registered retirement savings plans (“RRSP”). Employee and employer matching contributions are discretionary. The Company expensed $1.3 million and $1.0 million in the periods from January 1 to July 29, 2024 (Predecessor) and July 30 to December 31, 2024 (Successor), respectively, and $1.9 million and $1.8 million for the years ended December 31, 2023 and 2022 (Predecessor), respectively, for its contributions to this plan which are included in selling, general and administrative expenses. The Company provides plans in certain other foreign jurisdictions, however the amounts charged to expense under these plans have not been material for the years ended December 31, 2024, 2023 and 2022.

The Company participates in multiemployer retirement plans that provide defined benefits to certain employees covered by unionized collective bargaining agreements. Such plans are generally administered by the local labor representative of the respective union. The Company expensed $0.2 million and $0.3 million in the periods from January 1 to July 29, 2024 (Predecessor) and July 30 to December 31, 2024 (Successor), respectively, and $0.4 million and $0.6 million for the years ended December 31, 2023 and 2022 (Predecessor), respectively, for contributions to these plans on behalf of all its U.S. based unionized employees. The Company’s Canadian operations are inherently highly unionized. The majority of Canadian direct employees belong to the Quality Control Council of Canada (“QCCC”), a union specifically dedicated to NDT professionals. The Company made employer contributions to the QCCC pension on behalf of its employees in the amounts of $6.8 million and $4.7 million in the periods from January 1 to July 29, 2024 (Predecessor) and July 30 to December 31, 2024 (Successor), respectively, and $11.4 million and $11.8 million for the years ended December 31, 2023 and 2022 (Predecessor), respectively. The Company’s U.S. contributions are less than 5% of the total contributions in each plan it participates in. The Company’s percentage of contributions to the plan is not readily available public information. The future cost of these plans is dependent on several factors including the funded status of the plans and the ability of the participating employers to meet their ongoing funding obligations. If the Company voluntarily withdraws or is deemed to partially withdraw, or there is a mass employer withdrawal from the plan, the Company would be obligated to pay additional contributions for its proportionate share of the unfunded vested liability at that time.

Long-Term Incentive Plans

The Company maintains a long-term management incentive bonus plan for select executives and management personnel who are in positions to significantly contribute to operating results. Annual financial goals are established for share awards. Awards are granted in the form of phantom shares subject to service vesting. Phantom shareholders are entitled to a cash payment calculated by multiplying the number of shares awarded by the phantom share value on the vesting date. Payments are in cash only and paid in two installments. The first installment of 50% is paid on the vesting date first anniversary and the second installment of 50% is paid on the vesting date second anniversary. Awards generally vest in three years. The phantom share value is calculated based on a plan defined formula. There were 178 and 221 phantom shares awarded and outstanding at December 31, 2024 and 2023, respectively; of which 132 and 176, respectively, were vested. The Company has recorded $1.1 million and $1.3 million for its long-term management incentive bonus plan liability in “Other liabilities” on the consolidated Balance sheets as of December 31, 2024 and 2023, respectively. Additionally, the Company has recorded $0.3 million related to the incentive bonus plan liability in “Accrued expenses and other current liabilities as of December 31, 2024.

Acuren Corporation
Notes to Consolidated Financial Statements
(table amounts in thousands, except share and per share data)

Note 17. Share-Based Compensation

Successor Period

Cash settlement of Tranche C Options

As stipulated in the merger agreement for the Acuren Acquisition, all unvested stock options were immediately vested at the Close Date, including the Tranche C stock options which would not have otherwise become exercisable due to the market condition not being achieved. Both U.S. and Canadian holders of Tranche C stock options (including the director as discussed below) received cash proceeds totaling $7.4 million at the close, which was recognized as day-one compensation expenses recorded in the consolidated statement of operations and other comprehensive income (loss) in the Successor period. See section “— Stock Option Plans and Stock Grants” below for details of the compensation plan.

Series A Preferred Stock

Because the annual dividend amount associated with the Series A Preferred Stock (formerly known as the Founder Preferred Shares of Acuren BVI) is determined based on the market price of the Company’s Common Stock, the Company has determined the Series A Preferred Stock is akin to a market condition award settled in shares. The grant-date fair value of any potential future Annual Dividend amounted to approximately $72.8 million, which was measured using the Monte Carlo method and took into consideration different share price paths. The following table captures the assumptions used in calculating the issuance date fair value:

Number of securities issued	1,000,000
Vesting period	Immediate
Assumed price upon acquisition	$10.00
Probability of winding-up	40.50%
Probability of acquisition	59.50%
Time to acquisition	1.17 years
Volatility (post-Acquisition)	46.47%
Risk free interest rate	3.54%

As the right to the annual dividend amount would only be triggered upon an acquisition, an event not considered probable until consummated, no expense was recognized before then. The Acuren Acquisition met the definition of an acquisition. Therefore, at the Closing Date, the Company recognized a one-time, non-cash compensation expense of approximately $62.3 million, based on their grant-date fair value, net of cash consideration of $10.5 million received from the Founder Entity at the issuance. See “Note 4. Shareholders’ Equity” for further discussion.

Share Options

On May 22, 2023, the Company issued 125,000 share options to its Independent Non-Founder Directors to purchase Common Stock (formerly, Ordinary Shares of Acuren BVI) of the Company (the “Share Options”). The Share Options have an exercise price of $11.50 per share of Common Stock, subject to such adjustment as the Directors consider appropriate in accordance with the terms of the option agreements, and a performance condition of vesting on an acquisition, which is not considered probable until an acquisition has occurred. The grant-date fair value of the share Options was estimated at $1.647 per share. The Acuren Acquisition met the definition of an acquisition and as a result, the Company recognized a one-time, non-cash compensation expenses of $0.2 million.

Acuren Corporation
Notes to Consolidated Financial Statements
(table amounts in thousands, except share and per share data)

Note 17. Share-Based Compensation (cont.)

Restricted Stock Units

Awards of Restricted Stock Units (“RSUs”) are independent of stock option grants and are generally subject to forfeiture if employment terminates prior to vesting. The RSU’s are generally of two types, time-based and market-based and are settled in the shares of the Company’s Common Stock upon vesting. The time-based awards issued to the Company’s employees primarily vest in equal installments over a three-year service period from the date of grant. The time-based RSUs issued to the Company’s directors vest at the end of the anniversary date of their grant date. Subject to the volume weighted average price of the Company’s Common Stock reaching $20 per share over a ten consecutive trading day period before the fifth anniversary of the grant date, the market-based RSUs shall vest upon the later of the first anniversary of the grant date and the calendar day following such a ten-day period.

The grant-date fair value of the time-based awards was determined based on the fair value of the underlying Common Stock on the grant date. The grant-date fair value of the market-based awards was determined using a Monte Carlo simulation method which takes into consideration different stock price paths. The significant assumptions used to determine the fair value include volatility of 35% and a risk-free interest rate of 3.37%.

Below is a summary of the activities of RSUs for the Successor period ended December 31, 2024:

	Time Vesting Units		Market Vesting Units
	Number of Units	Weighted Average Grant Date Fair Value	Number of Units	Weighted Average Grant Date Fair Value
Unvested as of July 30, 2024	—	$—	—	$—
Granted	950	10.00	900	5.35
Forfeited	(123)	10.00	(123)	5.35
Units Vested	—	—	—	—
Unvested as of December 31, 2024	827	$10.00	777	$5.35

The Company recognized $1.0 million share-based compensation expense for time-based RSU’s and $0.5 million for market-based RSUs during the Successor period ended December 31, 2024. As of December 31, 2024, the total unrecognized compensation expense for time-based RSUs are $7.2 million, which are expected to be recognized over a weighted average period of approximately 2.5 years. As of December 31, 2024, the total unrecognized compensation expense for market-based RSUs are $3.7 million, which are expected to be recognized over a weighted average period of approximately 2.2 years.

Common Stock Awards

During the Successor period ended December 31, 2024, the Company issued 63,700 shares of fully vested Common Stock to a selected group of employees to retain and reward their employment services and assumed the associated tax liability. As a result, the Company recognized compensation expense of $0.6 million.

Share-based compensation expense recognized for all awards during the Successor period ended December 31, 2024 were recorded in “Selling, general and administrative expenses” in the consolidated statement of operations and other comprehensive income.

Predecessor Period

Stock Option Plans and Stock Grants

On May 17, 2024, the Company reached an agreement with a member of the Company’s Board of Directors to make a one-time cash payment equal to two times the amount of share-based compensation awards entitled at the close of the Acuren Acquisition. In exchange, 42,240 shares of Tranche A Options, 21,120 shares of Tranche B

Acuren Corporation
Notes to Consolidated Financial Statements
(table amounts in thousands, except share and per share data)

Note 17. Share-Based Compensation (cont.)

Options, and 12,367 shares of Tranche C Options were forfeited. This transaction resulted in a modification to the share-based compensation awards from equity to liability classification. Because the completion of the Acuren Acquisition was not deemed probable until the actual consummation, no liability was recognized and no change to accounting made as of June 30, 2024. At the close of the Acuren Acquisition, the Company made a total cash payment of $20.8 million to the director to settle the related liability, resulting in incremental compensation expenses of $19.5 million. $17.8 million of the incremental compensation expenses were related to his Tranche A and Tranche B Options where would have become fully vested based on their original vesting conditions. Because the recognition of the expenses was triggered by the consummation of the Acuren Acquisition, they will be presented “on the line” and will not be reflected in either predecessor or successor financial statement periods. The remaining amount was related to his Tranche C Options and recognized as day-one expenses during the successor financial statement period. See further discussion in Successor section above.

On June 20, 2024 (the “Modification Date”), the Company’s Board of Directors decided to accelerate the vesting of all outstanding stock options held by its Canadian employees and make them fully exercisable effective as of June 20, 2024. Stock options that were impacted consisted of 157,844 shares of Tranche A Options, 75,656 shares of Tranche B Options, and 28,824 shares of Tranche C Options. The Company applied the modification accounting under ASC 718 and accounted for the change to the vesting condition of Tranche A Options as a Type I (Probable-to-Probable) modification and the change to Tranche B and C Options as a Type III (Improbable-to-Probable) modification. On the Modification Date, unrecognized compensation expense of $1.2 million related to Tranche A Options was immediately recognized. Additionally, the Company recognized compensation expense of $14.8 million for the aggregated incremental fair value transferred to holders of Tranche A, B, and C Options, measured as of the Modification date, as a result of the acceleration of their vesting.

Subsequent to the modification on June 24, 2024, a significant number of eligible Canadian employees exercised their vested Tranche A, B, and C Options to purchase 262,324 shares of common stock and paid the exercise price with a non-recourse promissory note (“Promissory Note”). The aggregated principal amount of Promissory Notes from employees was $28.3 million, consisting of $19.6 million for exercise prices and $8.7 million for withholding taxes. The Promissory Notes are secured by the equity interest in the common stock, bear interest at the rate of 6% per annum (increased by 3% on an event of default), and are payable on Maturity Date which is defined as the earlier of (i) the date of the closing of (x) the transactions contemplated by that certain Agreement and Plan of Merger, dated May 21, 2024, or (y) any other change of control, (ii) the termination of employment of the Holder, and (iii) the date that is three years from the date of the Promissory Notes. The exercises of these options were not considered substantive until the Promissory Notes were repaid at the close of the Acuren Acquisition on July 30, 2024.

At the close of the Acuren Acquisition on July 30, 2024, Tranche A and B stock options held by U.S. employees and certain Canadian employees whose options were not modified in June 2024 became fully vested based on their original vesting conditions and their Tranche C stock options satisfied the original performance condition but failed to meet the market condition. As a result, the remaining unrecognized compensation expense of $10.0 million associated with these options at the time of the close was immediately recognized. Because the recognition of the expense was triggered by the consummation of the Acuren Acquisition, they will be presented “on the line” and will not be reflected in either predecessor or successor financial statement periods.

For the period ended July 29, 2024 and for the years ended December 31, 2023 and 2022, the Company recorded approximately $17.9 million, $5.0 million, and $2.6 million of stock compensation expense, respectively, which is included in “Selling, general and administrative expenses”.

Acuren Corporation
Notes to Consolidated Financial Statements
(table amounts in thousands, except share and per share data)

Note 17. Share-Based Compensation (cont.)

The Company uses the Black-Scholes option pricing model to determine the fair value of options with service only vesting conditions and the Monte Carlo valuation model to determine the fair value of the option grants with market vesting condition. The following assumptions were used to value the options issued during the years ended December 31, 2023 and 2022 and options modified during the period ended July 29, 2024:

	Predecessor Period ended July 29, 2024	Predecessor Year ended December 31, 2023	Predecessor Year ended December 31, 2022
Weighted average risk-free interest rate	4.20 – 4.90%	3.77 – 5.22%	1.56 – 3.93%
Expected dividend yield	—%	—%	—%
Expected volatility	40%	40 – 50%	40%
Expected life of options (years)	1.50 – 6.04	1.38 – 5.00	5.00

Note 18. Commitments and Contingencies

Legal Proceedings

The Company is involved in matters that involve various claims which have arisen in the normal course of business. The Company does not believe any liabilities that may arise as a result of such claims will have a material adverse effect, individually or in the aggregate, on its business, results of operations, cash flows, or financial condition.

Note 19. Segment Reporting

Operating segments are components of an enterprise where discrete financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding how to allocate resources and in assessing performance.

The Company has two operating and reportable segments which are the United States and Canada. The Company has operations in the United Kingdom that are not considered material and are included in the United States reportable segment. Each segment is representative of the operations incurred under the respective geographic territory. Both operating segments provide the same services to a similar base of customers.

The Company’s CODM is the chief executive officer. The CODM reviews financial information presented at the U.S. and Canada level for the purposes of allocating resources and evaluating financial performance. The accounting policies of the reportable segments are the same as those described in “Note 1. Summary of Significant Accounting Policies and Practices.” The Company evaluates the performance of its U.S. and Canada segments based primarily on each segment’s revenue, cost of revenue, and gross profit. Total service revenue and cost of revenue include intercompany revenue and profit, which are ultimately eliminated within Corporate & Eliminations.

The CODM uses gross profit and considers budget-to-actual variances on a quarterly basis when making decisions about the allocation of operating and capital resources to each segment. The CODM also uses segment gross profit for evaluating pricing strategy to assess the performance of each segment by comparing the results of each segment with one another and in determining the compensation of certain employees. The CODM has ultimate responsibility for enterprise decisions and making resource allocation decisions for the company and the segments.

Acuren Corporation
Notes to Consolidated Financial Statements
(table amounts in thousands, except share and per share data)

Note 19. Segment Reporting (cont.)

The following tables set forth certain financial information for each of the Company’s reportable segments for the periods indicated:

	Successor
	July 30 to December 31, 2024
	United States	Canada	Corporate & Eliminations	Total
Service revenue	$267,136	$197,541	$(1,150)	$463,527
Cost of revenue	208,574	152,424	(1,150)	359,848
Gross profit	58,562	45,117	—	103,679
Depreciation and amortization	28,979	18,334	—	47,313
Total assets	1,172,900	1,034,839	—	2,207,739
Long-lived assets(1)	119,354	69,879	—	189,233
	Predecessor
	January 1 to July 29, 2024
	United States	Canada	Corporate & Eliminations	Total
Service revenue	$363,474	$271,859	$(1,467)	$633,866
Cost of revenue	255,335	218,013	(1,467)	471,881
Gross profit	108,139	53,846	—	161,985
Depreciation and amortization	28,402	17,375	—	45,777
	Predecessor
	January 1 to December 31, 2023
	United States	Canada	Corporate & Eliminations	Total
Service revenue	$643,847	$409,150	$(2,940)	$1,050,057
Cost of revenue	498,964	314,510	(2,940)	810,534
Gross profit	144,883	94,640	—	239,523
Depreciation and amortization	60,997	33,821	—	94,818
Total assets	745,925	516,690	—	1,262,615
Long-lived assets(1)	69,926	42,338	—	112,264
	Predecessor
	January 1 to December 31, 2022
	United States	Canada	Corporate & Eliminations	Total
Service revenue	$516,055	$416,042	$(3,771)	$928,326
Cost of revenue	403,463	325,683	(3,771)	725,375
Gross profit	112,592	90,359	—	202,951
Depreciation and amortization	53,236	33,201	—	86,437
Total assets	817,417	482,944	—	1,300,361
Long-lived assets(1)	87,941	46,259	—	134,200

____________

(1)      Long-lived assets consists of plant, property and equipment as identified in “Note 7. Plant, Property, and Equipment”

Acuren Corporation
Notes to Consolidated Financial Statements
(table amounts in thousands, except share and per share data)

Note 20. Related Parties

On July 30, 2024, the Company entered into a Consulting Services Agreement with Mariposa Capital, LLC, an affiliate of Sir Martin E Franklin. Under this agreement, Mariposa Capital, LLC agreed to provide certain services, including corporate development and consulting services, consulting services with respect to mergers and acquisitions, investor relations services, strategic planning consulting services, capital expenditure allocation consulting services, strategic treasury consulting services and such other services relating to the Company as may from time to time be mutually agreed. In connection with these services, Mariposa Capital, LLC is entitled to receive an annual fee equal to $2.0 million, payable in quarterly installments. The initial term of this agreement will terminate on July 30, 2025 and will be automatically renewed for successive one-year terms unless either party notifies the other party in writing of its intention not to renew this agreement no later than 90 days prior to the expiration of the term. This agreement may only be terminated by the Company upon a vote of a majority of the directors. In the event that this agreement is terminated by the Company, the effective date of the termination will be six months following the expiration of the initial term or a renewal term, as the case may be.

During the Predecessor period ended July 29, 2024 and the Predecessor years ended December 31, 2023 and 2022, the Company was party to an agreement with American Securities, LLC, a related party, for management consulting services including acquisition planning and evaluation, strategic planning, and project management. The Company expensed $2.5 million, $3.4 million, and $3.2 million, respectively, included in “Selling, general, and administrative expenses” in relation to this agreement. This agreement terminated along with the Acuren Acquisition.

As of December 31, 2024, 1,000,000 Series A Preferred Stock and 18,877,500 Common Shares were held by the Founder Entity. Sir Martin E. Franklin, a Founder and Director, is a beneficial owner and the manager of the Founder Entity and, as such, may be considered to have beneficial ownership of all the Founder Entity’s interests in the Company. RAEF Family Trust, of which Robert A.E. Franklin is a grantor, holds a limited liability company interest in Mariposa Acquisition IX, LLC and, as a result, may be deemed to have a pecuniary interest in approximately 997,150 Common Shares and approximately 185,000 Common Shares issuable upon conversion of Series A Preferred Stock held by Mariposa Acquisition IX, LLC. James E. Lillie holds a limited liability company interest in Mariposa Acquisition IX, LLC and, as a result, may be deemed to have a pecuniary interest in approximately 1,746,169 Common Shares and approximately 92,500 Common Shares issuable upon conversion of Series A Preferred Stock held by Mariposa Acquisition IX, LLC.

Note 21. Supplemental Disclosures to Consolidated Statements of Cash Flows

Supplemental cash flow information and schedules of non-cash investing and financing activities (in thousands):

	2024		2023	2022
	Successor July 30 to December 31	Predecessor January 1 to July 29	Predecessor January 1 to December 31	Predecessor January 1 to December 31
Supplemental disclosure of cash flow information
Interest paid	$36,984	$32,332	$60,355	$35,910
Income taxes paid	12,334	14,579	29,761	17,403
Supplemental disclosure of non-cash operating, investing, and financing activities:
Equity consideration issued in conjunction with Acuren Acquisition	4,000	—	—	—
Settlement of derivative liability	967	—	—	—
Purchase of property and equipment accrued and not yet paid	1,606	2,434	2,147	1,331

Note 22. Subsequent Events

On January 31, 2025, the Company entered into the First Amendment to 2024 Credit Agreement. See “Note 12. Debt” for further discussion.

Acuren Corporation
Condensed Consolidated Balance Sheets
(amounts in thousands, except par and share data)
(Unaudited)

	Successor
	March 31, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	$155,739	$139,134
Accounts receivable, net	206,652	236,520
Prepaid expenses and other current assets	14,276	18,582
Total current assets	376,667	394,236
Property, plant and equipment, net	183,473	189,233
Operating lease right-of-use assets, net	30,515	30,001
Goodwill	848,977	845,939
Intangible assets, net	733,057	740,657
Deferred income tax asset	765	765
Other assets	6,826	6,908
Total assets	$2,180,280	$2,207,739
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$20,786	$13,877
Accrued expenses and other current liabilities	61,804	67,676
Current portion of debt	7,731	7,750
Current portion of lease obligations	17,607	17,028
Total current liabilities	107,928	106,331
Debt, net of current portion	744,706	747,048
Non-current lease obligations	39,541	40,753
Deferred income tax liabilities	146,431	150,672
Other liabilities	12,627	11,763
Total liabilities	1,051,233	1,056,567
Commitments and contingencies (Note 14)
Stockholders’ Equity
Series A Preferred Stock, $0.0001 par value, 1,000,000 shares issued and outstanding	—	—
Common Stock, $0.0001 par value, 121,476,215 shares issued and outstanding at March 31, 2025 and December 31, 2024	12	12
Additional paid-in capital	1,294,745	1,293,638
Accumulated deficit	(132,782)	(106,989)
Accumulated other comprehensive loss	(32,928)	(35,489)
Total stockholders’ equity	1,129,047	1,151,172
Total liabilities and stockholders’ equity	$2,180,280	$2,207,739

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Acuren Corporation
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)
(amounts in thousands, except share and per share data)
(Unaudited)

	Three Months Ended March 31,
	Successor 2025	Predecessor 2024
Service revenue	$234,215	$223,062
Cost of revenue	190,546	167,214
Gross profit	43,669	55,848
Selling, general and administrative expenses	52,458	41,854
Transaction costs	651	—
Income (loss) from operations	(9,440)	13,994
Interest expense, net	16,007	15,982
Other income, net	(1,119)	(7)
Loss before provision for income taxes	(24,328)	(1,981)
Provision (benefit) for income taxes	1,465	(710)
Net loss	(25,793)	(1,271)
Other comprehensive income (loss):
Foreign currency translation adjustments	2,561	(9,578)
Total other comprehensive income (loss)	2,561	(9,578)
Total comprehensive loss	$(23,232)	$(10,849)

Net loss per share:
Basic loss per Common Stock and Series A Preferred Stock	$(0.21)	—
Diluted loss per Common Stock and Series A Preferred Stock	$(0.21)	—
Basic loss per common share	—	$(0.25)
Diluted loss per common share	—	$(0.25)

Weighted average shares outstanding:
Common Stock outstanding, basic	121,476,215	5,024,802
Common Stock outstanding, diluted	122,476,215	5,024,802
Series A Preferred Stock outstanding, basic and diluted	1,000,000	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Acuren Corporation
Condensed Consolidated Statements of Stockholders’ Equity
(amounts in thousands, except share data)
(Unaudited)

	Successor
	Common Stock		Series A Preferred Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
	Shares	Amount	Shares	Amount
Balances at December 31, 2024	121,476,215	$12	1,000,000	$—	$1,293,638	$(106,989)	$(35,489)	$1,151,172
Net loss	—	—	—	—	—	(25,793)	—	(25,793)
Share-based compensation expense	—	—	—	—	1,107	—	—	1,107
Other comprehensive income	—	—	—	—	—	—	2,561	2,561
Balances at March 31, 2025	121,476,215	$12	1,000,000	$—	$1,294,745	$(132,782)	$(32,928)	$1,129,047
	Predecessor
	Common Shares		Treasury Stock	Additional Paid-In Capital	Accumulated Earnings	Accumulated Other Comprehensive Loss	Total
	Shares	Amount
Balances at December 31, 2023	5,024,802	$50	$(1,029)	$366,327	$17,447	$(796)	$381,999
Net loss	—	—	—	—	(1,271)	—	(1,271)
Share-based compensation expense	—	—	—	897	—	—	897
Other comprehensive loss	—	—	—	—	—	(9,578)	(9,578)
Balances at March 31, 2024	5,024,802	$50	$(1,029)	$367,224	$16,176	$(10,374)	$372,047

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Acuren Corporation
Condensed Consolidated Statements of Cash Flows
(amounts in thousands)
(Unaudited)

	Three Months Ended March 31,
	Successor 2025	Predecessor 2024
Cash flows from operating activities:
Net loss	$(25,793)	$(1,271)
Adjustments to reconcile net loss to net cash provided by operating activities:
Provision (benefit) for credit losses	(687)	(265)
Depreciation and amortization	28,599	19,093
Noncash lease expense	2,491	2,418
Share-based compensation expense	1,107	897
Amortization of deferred financing costs	828	1,022
Fair value adjustments on interest rate derivatives	—	2,089
Deferred income taxes	(4,320)	2,251
Other	(212)	(150)
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	31,859	5,327
Prepaid expenses and other current assets	4,306	2,031
Accounts payable	3,433	(10,029)
Accrued expenses and other current liabilities	(5,921)	3,525
Operating lease obligations	(2,352)	(2,468)
Other assets and liabilities	(546)	(3,548)
Net cash provided by operating activities	32,792	20,922

Cash flows from investing activities:
Purchases of property, plant and equipment	(4,476)	(5,544)
Proceeds from sale of property, plant and equipment	293	277
Acquisition of businesses, net of cash acquired	(8,030)	(29,094)
Net cash used in investing activities	(12,213)	(34,361)

Cash flows from financing activities:
Borrowings under long-term debt	—	20,000
Repayments of long-term debt	(1,932)	—
Payments of debt issuance costs	(1,165)	(1,820)
Principal payments on finance lease obligations	(2,508)	(2,479)
Net cash provided by (used in) financing activities	(5,605)	15,701

Net effect of exchange rate fluctuations on cash and cash equivalents	1,631	549
Net change in cash and cash equivalents	16,605	2,811

Cash and cash equivalents
Beginning of period	139,134	87,061
End of period	$155,739	$89,872

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Acuren Corporation
Notes to Condensed Consolidated Financial Statements (Unaudited)
(table amounts in thousands, except share and per share data)

Note 1. Description of Business and Basis of Presentation

Description of Business

Acuren Corporation (hereinafter referred to as “we,” “our,” “us,” “Acuren,” or “Company”, is a leading provider of critical asset integrity services. Acuren operates primarily in North America serving a broad range of industrial markets, most notably chemical, pipeline, refinery, power generation, oilsands, automotive, aerospace, mining, manufacturing, renewable energy, and pulp and paper. Acuren provides these essential and often compliance-mandated (often at customer locations) services in the industrial space and is focused on the recurring maintenance needs of its customers.

Until its acquisition of ASP Acuren Holdings, Inc. (“ASP Acuren”) on July 30, 2024 (the “Acuren Acquisition”) pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”), the Company had neither engaged in any operations nor generated any revenues. On July 30, 2024 (the “Closing Date”), the Company completed the Acuren Acquisition and changed its name from Admiral Acquisition Limited. See “Note 2. Business Combinations” for further discussion.

Basis of Presentation

These interim unaudited condensed consolidated financial statements (the “Interim Statements”) have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and the rules and regulations of the Securities and Exchange Commission (the “SEC”) and do not include all of the information and footnotes required by U.S. GAAP for complete financial statements as certain information has been condensed or omitted. All intercompany accounts and transactions have been eliminated in consolidation. The results of operations of companies acquired are included from the date of acquisition. In the opinion of management, these Interim Statements include all adjustments, which are of a normal recurring nature, necessary for a fair statement of the results for the interim periods presented. The results of operations for any interim period are not necessarily indicative of results for the full year. These Interim Statements should be read in conjunction with the audited consolidated financial statements and notes contained in the Company’s Annual Report on Form 10-K for the period ended December 31, 2024, as filed with the SEC (“2024 Annual Report”).

Acuren is considered the acquirer of ASP Acuren for accounting purposes and ASP Acuren is the accounting Predecessor. As a result, the Company’s financial statement presentation for the ASP Acuren financial information as of and for the periods presented prior to the Closing Date are labeled “Predecessor”. The Company’s financial statements, including ASP Acuren from the Closing Date are labeled “Successor”. The merger was accounted for as a business combination using the acquisition method of accounting, and the Successor financial statements reflect a new basis of accounting that is based on the fair value of the net assets acquired. Determining the fair value of certain assets and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions. See “Note 2. Business Combinations” for more information on the fair values of assets and liabilities recorded in connection with the Acuren Acquisition.

As a result of the application of the acquisition method of accounting as of the Closing Date, the accompanying unaudited condensed consolidated financial statements include a black line division which indicates that the Predecessor and Successor reporting entities shown are presented on a different basis and are, therefore, not comparable. The Predecessor and Successor consolidated financial information presented herein is not comparable primarily due to the impacts of the Acuren Acquisition, including that the remeasurement of acquired assets and assumed liabilities are fair value in the Successor consolidated financial statements.

Acuren Corporation
Notes to Condensed Consolidated Financial Statements (Unaudited)
(table amounts in thousands, except share and per share data)

Note 1. Description of Business and Basis of Presentation (cont.)

The historical financial information of the Company which was, prior to the Acuren Acquisition, an acquisition vehicle, has not been presented in these financial statements as the historical amounts have not been considered meaningful. As an acquisition vehicle, the Company retained and invested the proceeds from its initial public offering (the “IPO”) and the funds were used to pay a portion of the cash consideration for the Acuren Acquisition.

Significant Accounting Policies

The Company’s significant accounting policies are disclosed in “Note 2. Summary of Significant Accounting Policies” in our 2024 Annual Report and are supplemented by the notes included in this Quarterly Report on Form 10-Q (the “Quarterly Report”).

Recent Accounting Pronouncements Not Yet Adopted

The Company has not adopted any additional accounting pronouncements since the audited consolidated financial statements for the year ended December 31, 2024. See the 2024 Annual Report for information pertaining to the effects of recently adopted and other recent accounting pronouncements.

Note 2. Business Combinations

2025 Acquisition (Successor)

The Company had one immaterial acquisition during the three months ended March 31, 2025.

2024 Acquisitions

Successor Period

On July 30, 2024, the Company completed the Acuren Acquisition and obtained control of ASP Acuren and, the Company concurrently changed its name to Acuren Corporation. The aggregate purchase price consideration transferred to the shareholders of ASP Acuren (the “Sellers”) totaled $1.88 billion, which included: i) a cash payment made at the Closing Date of $1.87 billion, of which $5.2 million was subsequently returned to the Buyers related to a net working capital adjustment and settlement between the Company and Sellers and recognized as a measurement period adjustment and ii) 0.4 million Acuren British Virgin Islands (“Acuren BVI”) Ordinary Shares of the Company with an estimated fair value of $4.0 million.

The Acuren Acquisition was accounted for under the acquisition method of accounting. The purchase price has been allocated to the tangible assets and identifiable intangible assets acquired and liabilities assumed based upon their estimated fair values, with the exception of deferred income tax assets acquired and liabilities assumed, contract assets and liabilities, certain lease related assets and liabilities, and indemnification assets. The Company expects to finalize the valuation and complete the purchase price allocations (principally in respect of deferred tax aspects) no later than one year from the Closing Date.

Acuren Corporation
Notes to Condensed Consolidated Financial Statements (Unaudited)
(table amounts in thousands, except share and per share data)

Note 2. Business Combinations (cont.)

The following table summarizes the fair value consideration transferred and the estimated fair values of the assets acquired and liabilities assumed at the Closing Date:

Cash consideration	$1,871,642
Equity consideration	4,000
Total estimated consideration	$1,875,642
Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	49,456
Accounts receivables, net	270,849
Prepaid and other current assets	9,302
Property, plant and equipment	199,760
Lease assets	27,530
Intangible assets	775,000
Other assets	13,674
Deferred tax assets	813
Accounts payable	(17,035)
Accrued expenses and other current liabilities	(76,446)
Deferred tax liabilities	(167,944)
Lease obligations	(54,900)
Other liabilities	(20,016)
Total identifiable net assets acquired	1,010,043
Goodwill	$865,599

Pursuant to the terms of the Merger Agreement, approximately $29.0 million of cash consideration was placed into escrow. The escrow accounts were established for purposes of satisfying any post-closing purchase price adjustments and related expenses as outlined under the Merger Agreement. The cash in the escrow account was distributed during the first quarter of 2025 when the Final Closing Statement (as defined in the Merger Agreement) was determined and settled between the Company and Sellers. Pursuant to the Final Closing Statement, $5.2 million was returned to the Buyers related to a net working capital settlement with the balance of the escrow account totaling $23.8 million being released to the Sellers.

Predecessor Period

In January 2024, the Company acquired a company for total consideration of $29.3 million in cash. The Company recorded $13.5 million of goodwill related to the acquisition.

The amount of revenue and operating loss from the January 2024 acquisition included in the Company’s unaudited condensed consolidated statement of operations and comprehensive income (loss) for the three month period ended March 31, 2024 was $1.5 million and $0.2 million, respectively.

Note 3. Stockholders’ Equity

Successor Period

On December 16, 2024, the Company changed its jurisdiction of incorporation from the British Virgin Islands (“BVI”) to the State of Delaware (the “Domestication”). The business, assets and liabilities of the Company and its subsidiaries were the same immediately after the Domestication as they were immediately prior to the Domestication. As a result of the Domestication, the Company’s ordinary shares and Founder Preferred Shares were converted on a one-to-one basis into shares of common stock and Series A Preferred Stock, respectively,

Acuren Corporation
Notes to Condensed Consolidated Financial Statements (Unaudited)
(table amounts in thousands, except share and per share data)

Note 3. Stockholders’ Equity (cont.)

and each holder of a warrant, option or restricted stock unit of the BVI company became a holder of a warrant, option or restricted stock unit of the Delaware Company. The number of shares outstanding did not change as a result of the Domestication, and the proportional equity interest of each shareholder remained the same. Shares referred to as ordinary shares and Founder Preferred Shares prior to the Domestication are referred to as Common Stock and Series A Preferred Shares (“Preferred Shares”) throughout these unaudited condensed consolidated financial statements. The Company has authorized shares consisting of two classes: 500,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of preferred stock, $0.0001 par value per share, of which 1,000,000 shares are designated as “Series A Preferred Stock” (the “Series A Preferred Stock”).

As of March 31, 2025, the Company had 121,476,215 shares of Common Stock and 1,000,000 shares of Series A Preferred Stock issued and outstanding.

Series A Preferred Stock

In connection with the Company’s IPO on May 22, 2023, the Company issued and sold 1,000,000 Preferred Shares at $10.50 per share (all of which were converted on a one-for-one basis into Series A Preferred Stock in the Domestication). Shares of the Series A Preferred Stock are not mandatorily redeemable and do not embody an unconditional obligation to settle in a variable number of equity shares and are not unconditionally redeemable or conditionally puttable by the holder for cash. As such, shares of Series A Preferred Stock are classified as permanent equity in the accompanying condensed consolidated balance sheets.

After the Acuren Acquisition, once the Average Price (as defined in the Certificate of Incorporation) per share of the Common Stock is at least $11.50 for any ten consecutive trading days, the holders of the Series A Preferred Stock will be entitled to receive an annual dividend in the form of shares of Common Stock. During the three months ended March 31, 2025, the Average Price per share was at least $11.50 for ten consecutive trading days and, accordingly, going forward the Annual Dividend Amount, as defined below, will be available to the holders of the Series A Preferred Stock.

The annual dividend will be equal to 20 percent of the appreciation of the market price of the Common Stock (the “Annual Dividend Amount”). For the purposes of determining the Annual Dividend Amount, the Dividend Price is the Average Price per share of Common Stock for the last ten consecutive trading days in the relevant Dividend Period. The Annual Dividend Amount will be initially calculated at the end of 2025 based on the Dividend Price compared to the price of $10.00 per share. In subsequent years, the Annual Dividend Amount will be calculated based on the appreciated Dividend Price compared to the highest Dividend Price previously used in calculating the Annual Dividend Amount. Upon the liquidation of the Company, an Annual Dividend Amount shall be payable for the shortened Dividend Period and the holders of Series A Preferred Stock shall have the right to a pro rata share (together with holders of the Common Stock) in the distribution of the surplus assets of the Company.

In the event of a Change of Control occurring at any time after the consummation of the Acuren Acquisition, the holders of the Series A Preferred Stock will be entitled to receive, in the aggregate, a one-time dividend equal to the Change of Control Dividend Amount, payable in shares of Common Stock, which equals the aggregate amount determined by adding together each Annual Dividend Amount that would have been payable for each Dividend Period occurring from the date of the consummation of the Change of Control to the last day of the 10th full Financial Year following the completion of the Acquisition. For the purpose of calculating the Annual Dividend Amount, the appreciated Dividend Price will be determined by multiplying the Change of Control Price by 8% per annum.

Acuren Corporation
Notes to Condensed Consolidated Financial Statements (Unaudited)
(table amounts in thousands, except share and per share data)

Note 3. Stockholders’ Equity (cont.)

Holders of the Series A Preferred Stock will participate in any dividends on the Common Stock on an as converted basis. In addition, commencing on and after consummation of the Acuren Acquisition, where the Company pays a dividend on its Common Stock, holders of the Series A Preferred Stock will also receive an amount equal to 20 percent of the dividend which would be distributable on 121,476,215 shares of Common Stock. All such dividends on the Series A Preferred Stock will be paid at the same time as the dividends on the Common Stock.

Shares of Series A Preferred Stock will be automatically converted into shares of Common Stock on a one for one basis on December 31, 2034 (the “Conversion”). At the option of the holder, each share of Series A Preferred Stock is convertible into one share of Common Stock until the Conversion.

Each holder of Common Stock shall be entitled to one vote for each share of Common Stock. Each holder of the Series A Preferred Stock is entitled to one vote per share on all matters submitted to a vote of holders of Common Stock, voting together as a single class.

The Company followed ASC 718, Compensation — Stock Compensation to account for the issuance of the Series A Preferred Stock. See “Note 17 Share-Based Compensation” in the 2024 Annual Report for further discussion.

Warrants

In May 2023, in connection with the Company’s IPO, the Company issued 54,975,000 Warrants to the purchasers of both Common Stock and Series A Preferred Stock (including the 25,000 Warrants that were issued to the Independent Non-Founder Directors in connection with their fees). Each Warrant is exercisable until three years after the Acuren Acquisition. The Warrants are exercisable in multiples of four for one share of Common Stock at an exercise price of $11.50 per whole share of Common Stock. The Warrants are mandatorily redeemable by the Company at a price of $0.01 should the average market price per share of the Common Stock exceed $18.00 for ten consecutive trading days (subject to any prior adjustment in accordance with the terms of the Warrants). The Warrants expire worthless three years after the Acuren Acquisition, if not exercised or redeemed. Warrants issued with Common Stock were determined to be equity classified in accordance with ASC 815, Derivatives and Hedging and ASC 480, Distinguishing Liabilities from Equity. As of March 31, 2025, the Company had 18,264,876 Warrants outstanding for approximately 4,566,219 shares of Common Stock.

Note 4. Earnings Per Share

Successor Period

The Company has determined that its Series A Preferred Stock are a class of common shares, and as such, the Company used the two-class method of computing earnings per share for Common Stock and Series A Preferred Stock according to participation rights in undistributed earnings. Under this method, when the Company is in a loss position, net loss is allocated on a pro-rata basis to the holders of Common Stock and Series A Preferred Stock.

Acuren Corporation
Notes to Condensed Consolidated Financial Statements (Unaudited)
(table amounts in thousands, except share and per share data)

Note 4. Earnings Per Share (cont.)

The following table sets forth the computation of basic and diluted earnings per share of Common Stock and Series A Preferred Stock using the two-class method.

Three Months Ended March 31,
Successor 2025
Basic Shares:
Numerator:
Net loss	$(25,793)
Undistributed loss allocated to Series A Preferred Stock	211
Net loss available to holders of Common Stock	$(25,582)

Denominator:
Weighted average Common Stock outstanding – basic	121,476,215
Weighted average Series A Preferred Stock outstanding – basic	1,000,000
Basic loss per Common Stock	$(0.21)
Basic loss per Series A Preferred Stock	$(0.21)

Dilutive Shares:
Numerator:
Net loss available to holders of Common Stock	$(25,582)
Add back: loss allocated to holders of Series A Preferred Stock	(211)
Net loss available to holders of Common Stock	$(25,793)
Denominator:
Weighted average Common Stock outstanding – basic	121,476,215
Add: dilutive securities
Stock options	—
Warrants	—
Restricted Stock Units	—
Series A Preferred Stock	1,000,000
Weighted average Common Stock outstanding – diluted	122,476,215
Weighted average Series A Preferred Stock outstanding – diluted	1,000,000
Diluted loss per Common Stock	$(0.21)
Diluted loss per Series A Preferred Stock	$(0.21)

For the three months ended March 31, 2025 (Successor), the Company excluded the following potential dilutive shares from the computation of the diluted earnings per share as the impact would be anti-dilutive: 125,000 shares issuable upon exercise of stock options, 212,901 shares issuable upon exercise of Warrants, 973,092 unvested RSUs and 3,196,648 contingently issuable shares, representing the Annual Dividend Amount (see “Note 3. Stockholders’ Equity”), payable in the form of shares of Common Stock, that holders of Series A Preferred Stock would be entitled to receive assuming that the volume weighted average price of the Company’s Common Stock for the last ten trading days of the period at $11.52 per share, would be the same average price during the last ten trading days of the calendar year.

Acuren Corporation
Notes to Condensed Consolidated Financial Statements (Unaudited)
(table amounts in thousands, except share and per share data)

Note 4. Earnings Per Share (cont.)

Predecessor Period

Basic and diluted earnings per share for the three months ended March 31, 2024 (Predecessor) were calculated as follows:

Three Months Ended March 31,
Predecessor 2024
Basic Shares:
Numerator:
Net loss	$(1,271)
Net loss available to Common Shares	$(1,271)

Denominator:
Weighted average Common Shares Outstanding – basic	5,024,802
Dilutive shares from stock options	—
Weighted average Common Shares outstanding – diluted	5,024,802
Basic loss per Common Share	$(0.25)
Diluted loss per Common Share	$(0.25)

For the three months ended March 31, 2024 (Predecessor), 183,319 potential dilutive shares related to stock options were excluded from the computation of diluted earnings per share because their effect would be anti-dilutive.

Additionally, the Company had outstanding stock options that were eligible to vest on achievement of certain market thresholds on a change of control. For the Predecessor three months ended March 31, 2024, the contingently issuable potential shares are excluded from the computation of basic and diluted earnings per share as the contingency was not met as of the end of the reporting period. These excluded shares are as follows:

Predecessor
Outstanding as of March 31, 2024
Tranche B Options	186,933
Tranche C Options	55,872

Note 5. Accounts Receivable

Accounts receivable is recorded net of an allowance for credit losses and includes invoiced and accrued but unbilled revenue. Accounts receivable consist of the following:

	Successor
	March 31, 2025	December 31, 2024
Accounts receivable	$177,006	$216,613
Unbilled receivable	32,470	24,171
Allowance for credit losses	(2,824)	(4,264)
Total accounts receivable, net	$206,652	$236,520

Acuren Corporation
Notes to Condensed Consolidated Financial Statements (Unaudited)
(table amounts in thousands, except share and per share data)

Note 5. Accounts Receivable (cont.)

The Company records an allowance for credit losses for accounts receivables based on management’s expected credit losses. Management’s estimate of expected credit losses is based on its assessment of the business environment, customers’ financial condition, historical collection experience, accounts receivable aging, and customer disputes. Changes to the allowance for credit losses are adjusted through credit loss expense, which is included within selling, general and administrative expenses in the condensed consolidated statements of operations and comprehensive income (loss).

Note 6. Property, Plant and Equipment

Property, plant and equipment consists of the following:

		Successor
	Useful Life (years)	March 31, 2025	December 31, 2024
Land		$5,955	$5,950
Buildings and leasehold improvements	25	19,440	19,308
Computer, software, and office equipment	3 – 5	2,973	2,917
Machinery and equipment	3 – 10	132,699	122,932
Vehicles	5	53,848	53,154
Construction in progress		4,654	6,878
Total property, plant and equipment		219,569	211,139
Accumulated depreciation		(36,096)	(21,906)
Property, plant and equipment, net		$183,473	$189,233

Total depreciation expense for property, plant and equipment was recognized as follows:

	Three Months Ended March 31,
	Successor 2025	Predecessor 2024
Cost of revenue	$15,362	$9,061
Selling, general and administrative expenses	235	132
Total depreciation expense	$15,597	$9,193

Note 7. Goodwill

The changes in the carrying amount of goodwill by reportable segment for the Successor period ended March 31, 2025 are as follows:

	US	Canada	Total
Balance at December 31, 2024 (Successor)	$352,288	$493,651	$845,939
Acquisitions	2,499	—	2,499
Currency adjustments	93	446	539
Balance at March 31, 2025 (Successor)	$354,880	$494,097	$848,977

Acuren Corporation
Notes to Condensed Consolidated Financial Statements (Unaudited)
(table amounts in thousands, except share and per share data)

Note 8. Intangible Assets

The gross carrying amount and accumulated amortization of intangible assets were as follows:

		Successor
		March 31, 2025			December 31, 2024
	Weighted Avg. Remaining Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	14.3	$664,144	$(29,412)	$634,732	$658,783	$(18,298)	$640,485
Technology	4.3	4,927	(657)	4,270	4,925	(414)	4,511
Tradenames	14.3	98,430	(4,375)	94,055	98,392	(2,731)	95,661
		$767,501	$(34,444)	$733,057	$762,100	$(21,443)	$740,657

Amortization expense recognized on intangibles for the three months ended March 31, 2025 (Successor) and March 31, 2024 (Predecessor) was $13.0 million and $9.9 million, respectively.

Note 9. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities balances consists of the following:

	Successor
	March 31, 2025	December 31, 2024
Accrued salaries, wages and related employee benefits	$31,085	$33,929
Accrued trade payables	3,583	4,143
Accrued indirect taxes	4,639	4,398
Accrued sales discounts	3,366	3,899
Accrued insurance	4,126	2,781
Income taxes payable	2,261	2,633
Other accrued expenses	12,744	15,893
Total accrued expenses and other current liabilities	$61,804	$67,676

Note 10. Fair Value Measurements

The Company performs fair value measurements by determining the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also establishes a three-level hierarchy that prioritizes the inputs used to measure fair value. The three levels of the hierarchy are defined as follows:

Level 1 —	Unadjusted quoted prices in active markets that are accessible at the measurement dates for identical, unrestricted assets or liabilities.
Level 2 —	Quoted prices for markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.
Level 3 —	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported with little or no market activity).

If the inputs used to measure the financial assets and liabilities fall within the different levels described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Acuren Corporation
Notes to Condensed Consolidated Financial Statements (Unaudited)
(table amounts in thousands, except share and per share data)

Note 10. Fair Value Measurements (cont.)

The carrying values of cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable, and accrued expenses and other current liabilities approximate their fair values because of their short maturity. The fair values of the Company’s revolving line of credit facilities and long-term debt approximate their carrying value as they are based on current lending rates for similar borrowings, assuming the debt is outstanding through maturity, and considering the collateral. The fair values of the Company’s finance lease obligations approximates their carrying amounts based on anticipated interest rates which management believes would currently be available to the Company for similar issuances of debt.

The fair value of the Predecessor’s interest rate swap agreements, existing during the Predecessor three months ended March 31, 2024 and terminated during the Predecessor period ended July 29, 2024, were determined using standard pricing models and market-based assumptions for all significant inputs, such as yield curves and quoted spot and forward exchange rates. This fair value measurement is based on inputs that are observable either directly or indirectly and thus represents a Level 2 measurement within the fair value hierarchy. Refer to “Note 12. Financial Instruments” for further details on the accounting treatment of the swap agreements.

Note 11. Debt

The Company’s debt consisted of the following:

	Successor
	March 31, 2025	December 31, 2024
2024 Term loan	$771,131	773,063
Revolving credit facility	—	—
Less: Debt issuance costs	(18,694)	(18,265)
Total debt	752,437	754,798
Less: Current portion	(7,731)	(7,750)
Debt, net of current portion	$744,706	$747,048

2024 Credit Agreement

The Company is party to a credit agreement by and among Acuren Delaware Holdco, Inc. (f/k/a AAL Delaware Holdco, Inc., a wholly-owned subsidiary, as the initial borrower, Acuren Holdings, Inc. (f/k/a ASP Acuren Holdings, Inc.), as a borrower, and any other subsidiaries of the Company from time to time party thereto as borrowers, (the “Borrowers”), the guarantors from time to time party thereto, the lenders from time to time party thereto, and Jefferies Finance LLC, as administrative agent and collateral agent (the “Credit Agreement”). The Credit Agreement provides for a $775.0 million seven-year senior secured term loan (the “Term Loan”) under the senior secured term loan facility (the “Term Loan Facility”) and a $75.0 million five-year senior secured revolving credit facility, of which up to $20.0 million can be used for the issuance of letters of credit (the “Revolving Credit Facility,” and together with the Term Loan Facility, represents the “Credit Facility”).

Term Loan.    As of March 31, 2025 (Successor), the Company had $771.1 million of principal outstanding under the Term Loan. The interest rate applicable to the Term Loan is, at the Company’s option, either (1) a base rate plus an applicable margin equal to 1.75% or (2) a secured overnight financing rate (adjusted for statutory reserves) (“SOFR”) plus an applicable margin equal to 2.75%. Principal payments on the Term Loan commenced on December 31, 2024 and will be made in quarterly installments on the last day of each fiscal quarter in an amount equal to 0.25% of the initial aggregate principal amount of the Term Loan. The Term Loan matures on July 30, 2031.

Repricing of Term Loan.    On January 31, 2025, the Company entered into the First Amendment to the Credit Agreement, pursuant to which, the interest rate margins for the Term Loan decreased from 2.50% to 1.75% for the base rate and from 3.50% to 2.75% for SOFR. All other material terms of the Credit Agreement, including the aggregate principal amount, repayment terms, interest rate applicable on the Revolving Credit Facility

Acuren Corporation
Notes to Condensed Consolidated Financial Statements (Unaudited)
(table amounts in thousands, except share and per share data)

Note 11. Debt (cont.)

remained the same. The Company evaluated the change of terms under ASC 470-50, “Debt — Modification and Extinguishment” and concluded the change in terms did not result in significant and consequential changes to the economic substance of the debt and thus resulted in a modification of the debt and not an extinguishment of the debt. As such, the financing costs of $1.1 million were reflected as additional debt issuance costs and are amortized to interest expense over the term of the First Amendment.

Revolving Credit Facility.    The interest rate applicable to borrowings under the Revolving Credit Facility is, at the Company’s option, either a base rate plus an applicable margin equal to 2.50% or SOFR (adjusted for statutory reserves) plus an applicable margin equal to 3.50%. The unused portion of the Revolving Credit Facility is subject to a commitment fee of 0.375% or 0.50% based on the Company’s first lien net leverage ratio. As of March 31, 2025 (Successor), the Company had no amounts outstanding under its Revolving Credit Facility.

Letters of Credit and Surety Bonds.    As of March 31, 2025 (Successor), the Company had $5.8 million in stand-by letters of credit issued (as a component of the Revolving Credit Facility), but did not withdraw any amount against the letters of credit. Additionally, the Company had $2.1 million in surety bonds outstanding, which are not a component of the Revolving Credit Facility.

The Credit Facility contains certain customary negative operating covenants (certain of which are not applicable depending on net leverage ratios), customary restrictive covenants and other customary provisions relating to events of default, including non-payment of principal, interest or fees, breach of covenants, misrepresentations, insolvency proceedings, cross default to other indebtedness of the Borrowers and its subsidiaries in excess of $40.0 million or judgments from creditors of such amount, change of control, and certain events relating to Employee Retirement Income Security Act (“ERISA”) plans. Solely with respect to the Revolving Credit Facility, the Credit Facility contains a financial covenant for the First Lien Net Leverage Ratio to exceed 5.85 to 1 to be tested as of the last day of any such fiscal quarter only in the event that the total outstanding (excluding undrawn Letters of Credit) is greater than 35% of the total Revolving Credit Commitment. As of March 31, 2025 (Successor), the Company was in compliance with the covenants.

Obligations under the Credit Agreement are guaranteed on a senior secured basis, jointly and severally, by the Company and substantially all of its U.S. and Canadian subsidiaries. Amounts borrowed under the Credit Facility are secured on a first priority basis by a perfected security interest in substantially all of the present and future property (subject to certain exceptions) of the Borrower and each guarantor.

Predecessor Period

2019 Credit Agreement

On December 20, 2019 the Predecessor entered into a credit agreement (the “2019 Credit Agreement”). The 2019 Credit Agreement was collateralized by all of the Predecessor’s assets. The 2019 Credit Agreement provided for an initial term loan of $430.0 million and was amended on January 23, 2020, November 19, 2021, and August 15, 2023, providing an additional $15.0 million, $100.0 million and $170.0 million of principal under the term loan. The term loan would have matured on January 23, 2027 and provided for interest at a variable rate which consists of the base rate, as defined in the agreement, plus a SOFR-based applicable rate, which can vary between 3.0% and 4.5% depending on the type of term loan.

Under the 2019 Credit Agreement, the Predecessor was subject to certain financial and nonfinancial covenants which place restrictions on leverage ratios, among other things. In addition, commencing with the year ending December 31, 2020, the 2019 Credit Agreement required mandatory prepayments of the consolidated excess cash flows, as defined in the agreement, if certain cash flow targets were met.

As a result of the Acuren Acquisition, the outstanding amounts under the 2019 Credit Agreement were paid off and the remaining unamortized deferred financing costs related to the revolving line of credit were extinguished.

Acuren Corporation
Notes to Condensed Consolidated Financial Statements (Unaudited)
(table amounts in thousands, except share and per share data)

Note 12. Financial Instruments

The Company has occasionally used interest rate swap agreements to mitigate interest rate exposure on its variable rate debt. The Company did not designate these derivatives as hedging instruments and reported these agreements at fair value with unrealized gains and losses recorded within interest expense, net within the condensed consolidated statements of operations and comprehensive income (loss) in the reporting period in which the unrealized gains and losses occurred.

During the three months ended March 31, 2025 (Successor), the Company had no interest rate swap agreements. All historical agreements were terminated during the Predecessor period ended July 29, 2024.

During the three months ended March 31, 2024 (Predecessor), the Company had two interest rate swap agreements acting collectively as a collar with an interest rate floor of 0% and an interest rate cap of 1.92% intended to mitigate the Company’s exposure to an increase in its variable interest rate above 2.375% related to an initial notional amount of $333.8 million of its variable rate debt obligations. If the variable interest rate component exceeds the benchmark amount, the intended effect was to convert the variable interest rate of the notional debt amount to a fixed interest rate.

Additionally, on March 23, 2023, the Company had renegotiated, in advance, a new instrument commencing on February 29, 2024, acting as a collar of a notional amount of $400.0 million, with an interest rate floor of 2.2% and an interest rate cap of 5.0% intended to further mitigate the Company’s exposure to increases in its variable interest rates on its term loans. During the third quarter of the year ended December 31, 2024, interest rate instruments were terminated.

During the three months ended March 31, 2024, the change in the fair value of outstanding interest rate swap agreements resulted in net unrealized losses of $1.5 million and realized losses of $3.1 million, which were both included within interest expense, net.

Note 13. Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the condensed consolidated financial statement carrying amounts of existing assets and liabilities and hear respective tax bases. Deferred income tax assets and liabilities are measured at the enacted income tax rates expected to apply in the taxable year that the asset or liability is expected to be recovered or settled.

We recorded an income tax provision of $1.5 million and an income tax benefit of $0.7 million for the three months ended March 31, 2025 (Successor) and March 31, 2024 (Predecessor), respectively. The effective tax rate, inclusive of discrete items, was (6.0)% and 35.8% for the three months ended March 31, 2025 (Successor) and March 31, 2024 (Predecessor), respectively. The change in effective tax rate for the three months ended March 31, 2025 (Successor) is primarily driven by the valuation allowance discussed below. The change in effective tax rate for the three months ended March 31, 2024 (Predecessor) is primarily driven by Canadian federal and provincial tax rates as well as non-deductible meals and entertainment.

The Company evaluated and considered all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance for its deferred tax assets was needed. The deferred tax assets are composed primarily of net operating loss carryforwards and 163(j) interest limitation carryforwards. The Company primarily relies on reversing tax liabilities to support the realization of its deferred tax assets. Based on available evidence and limitations on interest deductions under the tax law, the Company recorded a valuation allowance of $10.5 million as of March 31, 2025 primarily against the interest expense carryforward. The Company will continue to assess the evidence and the realizability of the deferred tax assets at each reporting date. Should evidence regarding the realizability of the Company’s deferred tax assets change at a future point in time, the Company will adjust the valuation allowance as required.

Acuren Corporation
Notes to Condensed Consolidated Financial Statements (Unaudited)
(table amounts in thousands, except share and per share data)

Note 14. Commitments and Contingencies

Legal Proceedings

The Company is involved in matters that involve various claims which have arisen in the normal course of business. The Company does not believe any liabilities that may arise as a result of such claims will have a material adverse effect, individually or in the aggregate, on its business, results of operations, cash flows, or financial condition.

Note 15. Segment Reporting

The following tables set forth certain financial information for each of the Company’s reportable segments for the periods indicated:

	Three Months Ended March 31,
	Successor 2025
	United States	Canada	Corporate & Eliminations	Total
Service revenue	$147,690	$86,972	$(447)	$234,215
Cost of revenue	119,596	71,397	(447)	190,546
Gross profit	$28,094	$15,575	$—	$43,669
Depreciation and amortization	$17,877	$10,722	$—	$28,599
Total assets	$1,157,139	$1,023,141	$—	$2,180,280
Long-lived assets(1)	$114,711	$68,762	$—	$183,473
	Three Months Ended March 31,
	Predecessor 2024
	United States	Canada	Corporate & Eliminations	Total
Service revenue	$143,304	$80,155	$(397)	$223,062
Cost of revenue	106,308	61,303	(397)	167,214
Gross profit	$36,996	$18,852	$—	$55,848
Depreciation and amortization	$11,941	$7,152	$—	$19,093
Total assets	836,595	433,069	$—	1,269,664
Long-lived assets(1)	67,223	42,966	$—	110,189

____________

(1)      Long-lived assets consists of plant, property and equipment as identified in “Note 6. Plant, Property, and Equipment”

Note 16. Related Parties

As of March 31, 2025, 1,000,000 Series A Preferred Stock and 18,877,500 Common Shares were held by Mariposa Acquisition IX, LLC (the “Founder Entity”). Sir Martin E. Franklin, Co-Chairman, is a beneficial owner and the manager of the Founder Entity and, as such, controls all the Founder Entity’s interests in the Company. Each of Robert A.E. Franklin, the Company’s Co-Chairman and James Lillie, a Director of the Company, hold or control a limited liability company interest in the Founder Entity and, as a result, may also be deemed to have a pecuniary interest in it. No dividends on the Series A Preferred Stock have been declared during the three months ended March 31, 2025.

During the three months ended March 31, 2025, the Company incurred advisory fees of $0.5 million that were paid to Mariposa Capital, LLC, an affiliate of the Company’s Co-Chairmen.

Acuren Corporation
Notes to Condensed Consolidated Financial Statements (Unaudited)
(table amounts in thousands, except share and per share data)

Note 16. Related Parties (cont.)

During the Predecessor period ended March 31, 2024, the Company was party to an agreement with American Securities, LLC, a related party at that time. The Company expensed $0.8 million included in “Selling, general, and administrative expenses” in relation to this agreement for the three months ended March 31, 2024. This agreement terminated at the closing of Acuren Acquisition.

Note 17. Supplemental Disclosures to Condensed Consolidated Statements of Cash Flows

Supplemental cash flow information and schedules of non-cash investing and financing activities for the periods indicated were as follows:

	Three Months Ended March 31,
	Successor 2025	Predecessor 2024
Supplemental disclosure of cash flow information
Interest paid	$14,332	$15,005
Income taxes paid	$6,172	$4,454
Supplemental disclosure of non-cash operating, investing, and financing activities:
Purchase of property and equipment accrued and not yet paid	$3,461	$3,038
Increase in lease assets in exchange for lease liabilities:
Operating leases	$2,450	$2,455
Finance leases	$3,461	$1,611

Note 18. Subsequent Events

On May 14, 2025, the Company entered into a definitive merger agreement (the “Merger Agreement”) with NV5 Global, Inc. (“NV5”), a global provider of technology, conformity assessment, consulting solutions, and software applications to public and private sector clients in the infrastructure, utility services, construction, real estate, environmental, and geospatial markets. Under the terms of the Merger Agreement, the Company will acquire NV5 for approximately $1.7 billion, comprised of both cash and shares of Acuren common stock, as well as the assumption of NV5’s debt. Pursuant to the Merger Agreement, for each share of NV5 common stock, NV5 stockholders will receive $23.00 per share comprised of (i) $10.00 in cash and $13.00 in Acuren common stock. The actual number of shares of Acuren common stock to be issued at closing will be determined based on a floating exchange ratio calculated as $13 divided by the VWAP of Acuren common stock over the 10-trading-days prior to the closing, subject to a floor of $9.53 per share of Acuren common stock and a ceiling of $11.65 per share of Acuren common stock. The cash portion of the transaction will be funded by a fully committed $850.0 million term-loan facility and cash on hand.

The transaction is subject to approval by stockholders of both Acuren and NV5 and receipt of regulatory approvals and other customary closing conditions. The transaction is expected to close in the second half of 2025. Under certain terms specified in the Merger Agreement, the Company or NV5 may terminate the agreement, and under certain circumstances, may be required to pay a termination fee to the other party.

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

ACUREN CORPORATION,

RYDER MERGER SUB I, INC.,

RYDER MERGER SUB II, INC.

and

NV5 GLOBAL, INC.

Dated as of May 14, 2025

Annex A-i

Annex A-ii

Exhibits

Exhibit A	Form of NV5 Support Agreement
Exhibit B	Form of Acuren Support Agreement

Annex A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of May 14, 2025 (this “Agreement”), is made and entered into by and among Acuren Corporation, a Delaware corporation (“Acuren”), Ryder Merger Sub I, Inc., a Delaware corporation and a direct, wholly owned Subsidiary of Acuren (“Merger Sub I”), Ryder Merger Sub II, Inc., a Delaware corporation and a direct, wholly owned Subsidiary of Acuren (“Merger Sub II” and, together with Merger Sub I, “Merger Subs”), and NV5 Global, Inc., a Delaware corporation (“NV5” and, together with Acuren and Merger Subs, collectively, the “Parties”, and each, as applicable, a “Party”).

RECITALS

WHEREAS, Acuren and NV5 desire to combine their businesses on the terms and subject to the conditions hereof;

WHEREAS, it is proposed that, on the terms and subject to the conditions hereof, Merger Sub I merge with and into NV5, with NV5 continuing as the Initial Surviving Corporation;

WHEREAS, it is proposed that the Initial Surviving Corporation merge with and into Merger Sub II, with Merger Sub II continuing as the Final Surviving Corporation;

WHEREAS, for U.S. federal income Tax purposes, it is intended that the First Merger and the Second Merger, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement is, and be adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g);

WHEREAS, the NV5 Board established a special committee (the “Special Committee”), consisting solely of independent members of the NV5 Board to determine whether the NV5 Board should recommend the adoption of the Merger Agreement to the NV5 Stockholders;

WHEREAS, the Special Committee has recommended that the NV5 Board recommend the adoption of the Merger Agreement to the NV5 Stockholders;

WHEREAS, the NV5 Board has (acting on the recommendation of the Special Committee) (a) approved and declared advisable this Agreement and the consummation of the Mergers and the other transactions contemplated hereby, (b) determined that the terms hereof, the Mergers and the other transactions contemplated hereby are fair to, and in the best interests of, NV5 and the NV5 Stockholders, (c) directed that this Agreement be submitted to the NV5 Stockholders for adoption and (d) resolved to recommend that the NV5 Stockholders adopt this Agreement;

WHEREAS, the Acuren Board has unanimously (a) approved and declared advisable this Agreement and the consummation of the Mergers, the Acuren Stock Issuance and the other transactions contemplated hereby, (b) determined that the terms hereof, the Mergers, the Acuren Stock Issuance and the other transactions contemplated hereby are fair to, and in the best interests of, Acuren and the Acuren Stockholders and (c) resolved to recommend that the Acuren Stockholders approve the Acuren Stock Issuance;

WHEREAS, the Merger Sub I Board has (a) determined that it is in the best interests of its sole stockholder for Merger Sub I to enter into this Agreement, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Mergers, and (c) recommended that its sole stockholder adopt this Agreement;

WHEREAS, the Merger Sub II Board has (a) determined that it is in the best interests of its sole stockholder for Merger Sub II to enter into this Agreement, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Second Merger, and (c) recommended that its sole stockholder adopt this Agreement;

WHEREAS, Acuren, in its capacity as the sole stockholder of Merger Sub I, has executed an irrevocable written consent, to be effective immediately following the execution and delivery hereof, approving and adopting this Agreement and the transactions contemplated hereby, including the Mergers;

WHEREAS, Acuren, in its capacity as the sole stockholder of Merger Sub II, effective immediately following the First Effective Time, has approved and adopted this Agreement and the transactions contemplated hereby, including the Second Merger;

Annex A-1

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to Acuren’s and each Merger Sub’s willingness to enter into this Agreement, certain NV5 Stockholders are entering into a voting and support agreement, in the form attached hereto as Exhibit A (the “NV5 Support Agreement”), pursuant to which each such NV5 Stockholder has agreed (x) not to transfer any shares of NV5 Common Stock held by such NV5 Stockholder prior to the First Effective Time or the earlier termination of this Agreement in accordance with the terms hereof and (y) to vote all shares of NV5 Common Stock held by such NV5 Stockholder in favor of the adoption of this Agreement and the approval of the transactions contemplated hereby, including the Mergers, at the NV5 Stockholders Meeting, on the terms and subject to the conditions of the NV5 Support Agreement; and

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to NV5’s willingness to enter into this Agreement, certain Acuren Stockholders are entering into a voting and support agreement, in the form attached hereto as Exhibit B (the “Acuren Support Agreement”), pursuant to which each such Acuren Stockholder has agreed (x) not to transfer any shares of Acuren Common Stock held by such Acuren Stockholder prior to the First Effective Time or the earlier termination of this Agreement in accordance with the terms hereof and (y) to vote all shares of Acuren Common Stock held by such Acuren Stockholder in favor of the adoption of this Agreement and the approval of the Acuren Stock Issuance, at the Acuren Stockholders Meeting, on the terms and subject to the conditions of the Acuren Support Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements hereunder, and intending to be legally bound hereby, the Parties agree as follows:

Article I.
THE MERGERS

Section 1.1 Closing. The Parties shall consummate the First Merger (the “Closing”) electronically by the exchange of required closing deliverables no later than the fifth (5th) Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of all conditions in Article VI (except for any condition that by its nature is to be satisfied at the Closing but subject to the satisfaction or waiver of any such condition), unless another date, time or place is agreed to in writing by Acuren and NV5; provided, that the Closing shall not occur prior to July 14, 2025. As used herein, “Closing Date” means the date on which the Closing occurs.

Section 1.2 First Merger.

(a) Initial Surviving Corporation. On the terms and subject to the conditions hereof, and in accordance with General Corporation Law of the State of Delaware (the “DGCL”), at the First Effective Time, Merger Sub I shall be merged with and into NV5 (the “First Merger”). By virtue of the First Merger, at the First Effective Time, the separate existence of Merger Sub I shall cease and NV5 shall continue as the surviving corporation in the First Merger (the “Initial Surviving Corporation”).

(b) First Effective Time. At the Closing, NV5 shall file with the Secretary of State of the State of Delaware a certificate of merger for the First Merger (the “First Certificate of Merger”), duly executed in accordance with the DGCL and in such form as required by the DGCL and as mutually agreed by Acuren and NV5. The First Merger shall become effective at the time NV5 duly files the First Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as Acuren and NV5 shall agree and specify in the First Certificate of Merger (the time the First Merger becomes effective, the “First Effective Time”).

(c) Effects of the First Merger. The First Merger shall have the effects provided herein and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the First Effective Time, the Initial Surviving Corporation shall possess all of the rights, powers, privileges and franchises, and be subject to all of the Liabilities, of NV5 and Merger Sub I.

(d) Certificate of Incorporation and Bylaws of Initial Surviving Corporation. At the First Effective Time, (i) the certificate of incorporation of the Initial Surviving Corporation will be amended in its entirety to read as set forth in the First Certificate of Merger until thereafter amended as provided therein or in accordance with applicable Law, and (ii) the bylaws of NV5 in effect immediately prior to the First Effective Time shall be the bylaws of the Initial Surviving Corporation.

Annex A-2

(e) Directors and Officers of the Initial Surviving Corporation. As of the First Effective Time, (i) each member of the NV5 Board immediately prior to the First Effective Time shall resign from office effective as of the First Effective Time and appoint each director of Merger Sub I immediately prior to the First Effective Time as a director of the Initial Surviving Corporation as of the First Effective Time, and (ii) except as may be determined by Acuren prior to the Closing, each officer of NV5 immediately prior to the First Effective Time shall continue to serve in his or her respective office as an officer of the Initial Surviving Corporation from and after the First Effective Time.

Section 1.3 Second Merger.

(a) Final Surviving Corporation. On the terms and subject to the conditions hereof, and in accordance with the DGCL, at the Second Effective Time, the Initial Surviving Corporation shall be merged with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”). By virtue of the Second Merger, at the Second Effective Time, the separate existence of the Initial Surviving Corporation shall cease and Merger Sub II shall continue as the surviving corporation in the Second Merger (the “Final Surviving Corporation”).

(b) Second Effective Time. As promptly as practicable after the First Effective Time, Merger Sub II shall file with the Secretary of State of the State of Delaware a certificate of merger for the Second Merger (the “Second Certificate of Merger”), duly executed in accordance with, and in such form as required by, the DGCL. The Second Merger shall become effective at the time that Merger Sub II duly files the Second Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as Acuren and NV5 shall agree and specify in the Second Certificate of Merger (the time the Second Merger becomes effective, the “Second Effective Time”).

(c) Effects of the Second Merger. The Second Merger shall have the effects provided herein and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Second Effective Time, the Surviving Entity shall possess all of the rights, powers, privileges and franchises, and be subject to all of the Liabilities, of the Initial Surviving Corporation and Merger Sub II.

(d) Certificate of Incorporation and Bylaws of Final Surviving Corporation. At the Second Effective Time, (i) the certificate of incorporation of the Final Surviving Corporation will be amended in its entirety to read as set forth in the Second Certificate of Merger until thereafter until amended as provided therein or in accordance with applicable Law, and (ii) the bylaws of Merger Sub II in effect immediately prior to the Second Effective Time shall be the bylaws of the Final Surviving Corporation.

(e) Effect on Capital Stock. At the Second Effective Time, by virtue of the Second Merger and without any further action on the part of the Parties or any other Person, (i) each share of Initial Surviving Corporation Common Stock issued and outstanding immediately prior to the Second Effective Time shall be automatically cancelled and shall cease to exist, and no consideration shall be paid with respect thereto, and (ii) each share of Merger Sub II Common Stock issued and outstanding immediately prior to the Second Effective Time shall be automatically converted into and become one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Final Surviving Corporation.

(f) Directors and Officers of the Final Surviving Corporation. As of the Second Effective Time, (i) each member of the Merger Sub II Board shall continue as a director of the Final Surviving Corporation as of the Second Effective Time and (ii) except as may be determined by Acuren prior to the Closing, each officer of Merger Sub II immediately prior to the Second Effective Time shall continue to serve in his or her respective office as an officer of the Final Surviving Corporation from and after the Second Effective Time.

(g) Directors of Acuren. Prior to, and conditioned upon the occurrence of, the Second Effective Time, Acuren shall take all actions necessary in order to, effective upon the Second Effective Time, increase the size of the Acuren Board to add three (3) directors designated by NV5 to serve in accordance with the certificate of incorporation and bylaws of Acuren; provided, that one (1) of such three (3) directors designated by NV5 shall be Dickerson C. Wright, one (1) of such three (3) directors designated by NV5 shall be reasonably acceptable to Acuren, and one (1) of such three (3) directors designated by NV5 shall be shall be reasonably acceptable to Acuren and independent of both NV5 and Acuren (such directors designated by NV5, the “NV5 Designees”). Following the Closing, Acuren, through the Acuren Board, subject to the fiduciary duties of the Acuren Board, applicable Laws and the rules and regulations of the NYSE, shall take all necessary action to nominate the NV5 Designees for election to the Acuren Board in the proxy statement relating to the first annual meeting of the stockholders of Acuren after the Closing Date.

Annex A-3

Article II.
EFFECT ON THE CAPITAL STOCK IN FIRST MERGER

Section 2.1 Effect on Capital Stock.

(a) At the First Effective Time, by virtue of the First Merger and without any action by any Party or any other Person (including the NV5 Stockholders and the Acuren Stockholders):

(i) all shares of NV5 Common Stock that are owned by any of Acuren, Merger Subs or NV5 (including shares held as treasury stock or otherwise) or any of their respective Subsidiaries immediately prior to the First Effective Time shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor;

(ii) each share of NV5 Common Stock issued and outstanding immediately prior to the First Effective Time (except for shares of NV5 Common Stock to be canceled under Section 2.1(a)(i) and Appraisal Shares) (each, a “Converted Share”) shall be automatically converted into and become the right to receive (A) subject to Section 2.2, a number of validly issued, fully paid and nonassessable shares of Acuren Common Stock equal to the Exchange Ratio and (B) ten dollars ($10.00) in cash, without interest (such amount of cash, the “Per-Share Cash Amount” and, the foregoing clauses (A) and (B), collectively, the “Merger Consideration”); and

(iii) each share of Merger Sub I Common Stock issued and outstanding immediately prior to the First Effective Time shall be automatically converted into and become one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Initial Surviving Corporation (“Initial Surviving Corporation Common Stock”).

(b) At the First Effective Time, each holder of (i) a certificate that immediately prior to the First Effective Time represented any share of NV5 Common Stock (each, a “Certificate”) or (ii) any share of NV5 Common Stock held in book-entry form (each, a “Book-Entry Share”) shall cease to have any right, title or interest therein or thereto, except (A) as to Converted Shares, the right to receive the Merger Consideration (subject to compliance with Section 2.4), any cash in lieu of fractions of shares under Section 2.2 and any dividends or other distributions payable under Section 2.4(d) and (B) as to Appraisal Shares, any rights provided by Law and in Section 2.3.

Section 2.2 Fractional Shares. No fractions of shares of Acuren Common Stock shall be issued as a result of or in connection with the First Merger. In lieu of the issuance of any such fraction of a share to which a former holder of Converted Shares would otherwise be entitled, Acuren shall pay to the Exchange Agent an amount in cash, without interest, equal to the product of (i) the aggregate number of all fractions of shares of Acuren Common Stock that would otherwise have been required to be issued to holders of Converted Shares under Section 2.1(a)(ii), multiplied by (ii) the Acuren Closing VWAP (rounded to the nearest cent). As soon as reasonably practicable after the determination of the amount of cash, if any, to be paid to holders of Converted Shares in lieu of any fractional share interests in Acuren Common Stock, the Exchange Agent shall make available such amounts, without interest, to the holders of Converted Shares entitled to receive such cash.

Section 2.3 Appraisal Shares. As used herein, “Appraisal Share” means any share of NV5 Common Stock that is outstanding immediately prior to the First Effective Time and that is held by any Person who is entitled to demand and properly demands appraisal of such share of NV5 Common Stock in accordance, and who complies in all respects, with Section 262 of the DGCL (“Section 262”). At the First Effective Time, (a) by virtue of the First Merger and without any action on the part of any Party or any other Person (including the NV5 Stockholders), each Appraisal Share shall be automatically canceled and shall cease to exist and (b) each holder of an Appraisal Share shall cease to have any rights with respect thereto, except the right to appraisal of the fair value of such Appraisal Share under Section 262; provided, however, that if any such holder fails to perfect or otherwise waives, withdraws or loses the right to appraisal under Section 262 for such Appraisal Share, (i) the right of such holder to appraisal of the fair value of such Appraisal Share shall cease, such Appraisal Share shall cease to be an Appraisal Share and shall be referred to herein as a “Subsequently Converted Share” and (ii) such Subsequently Converted Share shall be treated, after such failure, waiver, withdrawal or loss, for all purposes as a Converted Share.

Annex A-4

Section 2.4 Exchange of NV5 Common Stock.

(a) Prior to the First Effective Time, Acuren shall enter into a customary exchange agent agreement with Computershare, Inc. (“Computershare”), in such form as mutually agreed by Acuren and NV5, or if Computershare shall be unavailable, a financial institution designated by Acuren and reasonably acceptable to NV5 (the “Exchange Agent”).

(b) (i) At or prior to the First Effective Time, Acuren shall deposit (or cause to be deposited) with the Exchange Agent (A) the aggregate number of whole shares of Acuren Common Stock, subject to Section 2.2, into which Converted Shares are to be converted under Section 2.1(a)(ii)(A), (B) the aggregate amount of cash payable in lieu of fractions of shares of Acuren Common Stock payable under Section 2.2 and (C) an amount of cash equal to the aggregate amount payable in respect of Converted Shares under Section 2.1(a)(ii)(B) and the aggregate amount payable in respect to NV5 Executive RSAs pursuant to Section 2.6(a)(ii); provided, however, that with respect to any such NV5 Executive RSAs that are held by current employees of the NV5 Entities, Acuren shall deposit (or cause to be deposited) with NV5 the aggregate amount payable in respect of such NV5 Executive RSAs pursuant to Section 2.6(a)(ii) for payment to such holders through NV5’s payroll system, without interest and less applicable Tax withholdings, and (ii) after the First Effective Time, on the appropriate payment date, if applicable, Acuren shall deposit (or cause to be deposited) with the Exchange Agent an amount of cash equal to the amount of any dividends or other distributions payable under Section 2.4(d) on the shares of Acuren Common Stock deposited under the foregoing clause (A) (such shares of Acuren Common Stock and cash deposited with the Exchange Agent under the foregoing clauses (i) and (ii), the “Exchange Fund”). If any Appraisal Share becomes a Subsequently Converted Share, Acuren shall deposit with the Exchange Agent, for addition to the Exchange Fund, (1) the aggregate number of whole shares of Acuren Common Stock, assuming the effect of Section 2.2, into which such Subsequently Converted Shares were converted under Section 2.1(a)(ii) and Section 2.3, (2) the aggregate amount of cash into which such Subsequently Converted Shares were converted under Section 2.1(a)(ii) and Section 2.3, (3) the aggregate amount of cash in lieu of fractions of shares of Acuren Common Stock payable with respect to such Subsequently Converted Shares under Section 2.2 and (4) on the appropriate payment date, if applicable, an amount of cash equal to the amount of any dividends or other distributions payable under Section 2.4(d) on the shares of Acuren Common Stock deposited under the foregoing clause (1). The Exchange Agent shall deliver the Merger Consideration to the holders of Converted Shares and Subsequently Converted Shares out of the Exchange Fund under the exchange agent agreement contemplated by Section 2.4(a). Except as provided in Section 2.4(i), the Exchange Fund shall not be used for any other purpose.

(c) Exchange Procedures.

(i) Certificates. Acuren shall cause the Exchange Agent to mail, as soon as reasonably practicable after the First Effective Time, to each holder of record of a Certificate whose shares of NV5 Common Stock were converted into the right to receive the Merger Consideration under Section 2.1, (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent (or affidavits of loss in lieu thereof under Section 2.4(h)) and shall be in customary form as mutually agreed by Acuren and NV5, shall have such other provisions as Acuren may reasonably specify and shall be reasonably acceptable to NV5) (a “Letter of Transmittal”) and (B) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent (or affidavits of loss in lieu thereof under Section 2.4(h)), together with a Letter of Transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, including any Internal Revenue Service withholding forms required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor, and Acuren shall cause the Exchange Agent to pay and deliver in exchange thereof as promptly as reasonably practicable, (1) cash in an amount equal to the Per-Share Cash Amount, multiplied by the number of shares of NV5 Common Stock previously represented by such Certificate, (2) the number of shares of Acuren Common Stock (which shall be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive for the shares of NV5 Common Stock represented by such Certificate under Section 2.1(a)(ii) (after taking into account all other Certificates surrendered by such holder under this Section 2.4(c)(i)), (3) any dividends or other distributions payable under Section 2.4(d)(i) and (4) cash in lieu of fractions of shares of Acuren Common Stock payable under Section 2.2, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of NV5 Common Stock

Annex A-5

that is not registered in the transfer records of NV5, payment may be made and shares may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Acuren that such Tax was paid or is not applicable. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate hereunder.

(ii) Book-Entry Shares. Notwithstanding anything herein to the contrary, any holder of a Book-Entry Share that is a Converted Share shall not be required to deliver a Certificate or an executed Letter of Transmittal to the Exchange Agent. In lieu thereof, each holder of record of one (1) or more Book-Entry Shares that are Converted Shares shall automatically upon the First Effective Time be entitled to receive, and Acuren shall cause the Exchange Agent to pay and deliver as promptly as reasonably practicable after the First Effective Time, (A) cash in an amount equal to the Per-Share Cash Amount, multiplied by the number of Converted Shares previously represented by such Book-Entry Shares, (B) the number of shares of Acuren Common Stock (which shall be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares of Acuren Common Stock that such holder has the right to receive for such Converted Shares under Section 2.1(a)(ii), (C) any dividends or distributions payable under Section 2.4(d)(ii) and (D) cash in lieu of fractions of shares of Acuren Common Stock payable under Section 2.2. No interest shall be paid or accrue on any cash payable upon conversion of any Book-Entry Shares.

(d) Distributions Related to Unexchanged Shares.

(i) No dividends or other distributions on shares of Acuren Common Stock with a record date after the First Effective Time shall be paid to the holder of any Certificate formerly representing NV5 Common Stock, and no cash payment in lieu of fractions of shares shall be paid to any such holder under Section 2.2, until the surrender of such Certificate (or affidavit of loss in lieu thereof under Section 2.4), together with a Letter of Transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, in accordance with this Article II. Subject to applicable Law, following surrender of any such Certificate, together with a Letter of Transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, in accordance with this Article II, there shall be paid to the holder of the shares of Acuren Common Stock issued in exchange therefor, without interest, (A) by the Exchange Agent at the time of delivery of such Acuren Common Stock by the Exchange Agent under Section 2.4(c)(i), the aggregate amount of dividends or other distributions payable on such shares of Acuren Common Stock in connection with a dividend or other distribution with a record date after the First Effective Time theretofore paid by Acuren and (B) by Acuren at the appropriate payment date, the aggregate amount of dividends or other distributions payable on such shares of Acuren Common Stock in connection with a dividend or other distribution with a record date after the First Effective Time but prior to such delivery of such Acuren Common Stock by the Exchange Agent under Section 2.4(c)(i), and a payment date subsequent to such delivery of such Acuren Common Stock by the Exchange Agent under Section 2.4(c)(i).

(ii) Subject to applicable Law, there shall be paid to the holder of the shares of Acuren Common Stock issued in exchange for Book-Entry Shares under this Article II, without interest, (A) by the Exchange Agent at the time of delivery of such Acuren Common Stock by the Exchange Agent under Section 2.4(c)(ii), the aggregate amount of dividends or other distributions payable on such shares of Acuren Common Stock in connection with a dividend or other distribution with a record date after the First Effective Time theretofore paid by Acuren and (B) by Acuren at the appropriate payment date, the aggregate amount of dividends or other distributions payable on such shares of Acuren Common Stock in connection with a dividend or other distribution with a record date after the First Effective Time but prior to the time of such delivery by the Exchange Agent under Section 2.4(c)(ii), and a payment date subsequent to the time of such delivery by the Exchange Agent under Section 2.4(c)(ii).

Annex A-6

(e) After the First Effective Time, there shall be no further registration of transfers on any stock transfer books (whether those of the Surviving Entity or otherwise) of shares of NV5 Common Stock that were outstanding immediately prior to the First Effective Time. If, after the First Effective Time, any Certificates formerly representing shares of NV5 Common Stock are presented to the Surviving Entity or the Exchange Agent for any reason, they shall be canceled and exchanged pursuant and subject to this Article II.

(f) Any portion of the Exchange Fund that remains undistributed to the former holders of NV5 Common Stock for twelve (12) months after the First Effective Time shall be delivered to the Surviving Entity, upon demand, and any former holder of NV5 Common Stock who has not theretofore complied with this Article II shall thereafter look only to Acuren for payment of its claim for the Merger Consideration and any dividends or distributions on shares of Acuren Common Stock as contemplated by Section 2.4(d). Any portion of the Merger Consideration provided to the Exchange Agent under Section 2.4(b) to pay for any Subsequently Converted Share shall be delivered to Acuren promptly (and in any event within two (2) Business Days) of Acuren’s demand to the Exchange Agent therefor; provided, that in such case, until twelve (12) months after the First Effective Time, Acuren shall make available to the Exchange Agent, as needed, the Merger Consideration to be delivered for such Subsequently Converted Share.

(g) None of Acuren, Merger Subs, the Surviving Entity or the Exchange Agent shall be liable to any Person for any shares of Acuren Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official under any applicable abandoned property, escheat or similar Law. Subject to applicable Law, notwithstanding any other provision of this Agreement, any portion of the Merger Consideration or the cash to be paid in accordance with this Article II that remains undistributed to the holders of Certificates and Book-Entry Shares as of immediately prior to the date on which the Merger Consideration or such cash would otherwise escheat to or become the property of any Governmental Authority, shall, to the extent permitted by applicable Law, become the property of Acuren, free and clear of all claims or interest of any Person previously entitled thereto.

(h) In the event any Certificate has been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Acuren, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Acuren or the Exchange Agent, the posting by such Person of a bond in reasonable amount as Acuren or the Exchange Agent may direct, as indemnity against any claim that may be made against it or the Surviving Entity related to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and any unpaid dividends or other distributions that would be payable or deliverable in respect thereof under Section 2.4(d) had such lost, stolen or destroyed Certificate been surrendered as provided in this Article II.

(i) The Exchange Agent shall invest the cash included in the Exchange Fund as directed by Acuren; provided, however, that no such investment income or gain or loss thereon shall affect the amounts payable to holders of NV5 Common Stock. Any interest, gains and other income resulting from such investments (net of any losses) shall be the sole and exclusive property of Acuren payable to Acuren upon its request, and no part of such interest, gains and other income shall accrue to the benefit of holders of NV5 Common Stock; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of NV5 Common Stock pursuant to this Article II. If, for any reason (including losses), the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Acuren shall promptly deposit cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

(j) Each of Acuren, NV5, the Surviving Entity, the Exchange Agent and any other withholding agent hereunder shall be entitled to deduct and withhold from the consideration otherwise payable to any Person under this Agreement such amounts as are required to be deducted or withheld with respect to such payment under applicable Law. If it is determined that withholding from any payment contemplated hereunder to NV5 is required under applicable Law, then, except with respect to any withholding arising (i) with respect to payments to a service provider which are compensation for performance of services or (ii) as a result of the failure of a holder of NV5

Annex A-7

Common Stock to provide the Exchange Agent with any Internal Revenue Service withholding forms required by the Exchange Agent in accordance with Section 2.4(c)(i), Acuren shall provide NV5 with advance written notice at least five (5) Business Days prior to the withholding, including a reasonably detailed explanation therefor, and shall reasonably cooperate with NV5 in responding to any requests for information or clarification made by NV5 in respect thereof. To the extent that amounts are so deducted or withheld, and timely remitted to the appropriate Governmental Authority to the extent required under applicable Law, such amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such deduction or withholding was made. Notwithstanding the foregoing, Acuren shall use commercially reasonable efforts to reduce or eliminate any such withholding, including requesting and providing recipients of consideration a reasonable opportunity to provide documentation establishing exemptions from or reductions of such withholdings.

Section 2.5 Further Assurances. If, at any time after the First Effective Time, the Surviving Entity determines that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Entity its right, title or interest in, to or under any right, property or asset of either of NV5 or (if applicable) Merger Sub I acquired or to be acquired by the Surviving Entity as a result of, or in connection with, either Merger or otherwise to carry out this Agreement, then the agents of the Surviving Entity shall be authorized to take all such actions as any such agents deems necessary or desirable to vest all right, title or interest in, to and under such rights, properties or assets in the Surviving Entity or otherwise to carry out the purposes hereof.

Section 2.6 NV5 Equity Awards.

(a) At the First Effective Time, by virtue of the First Merger and without any action by any Party or any other Person (including the holders of such NV5 Equity Awards):

(i) NV5 RSAs. Except as provided in Section 2.6(a)(ii), each NV5 RSA award outstanding immediately prior to the First Effective Time that remains unvested at the First Effective Time shall automatically be cancelled and replaced with the grant by Acuren of a restricted stock award (a “Replacement RSA Award”), on similar terms and conditions as was applicable to such NV5 RSA award immediately prior to the First Effective Time (including the vesting schedule), and the number of shares of Acuren Common Stock subject to such Replacement RSA Award shall be determined by multiplying (x) the number of shares of NV5 Common Stock subject to such Replacement RSA Award immediately prior to the First Effective Time by (y) the sum of the Exchange Ratio plus the quotient obtained by dividing the Per-Share Cash Amount by the Acuren Closing VWAP, rounding to the nearest whole number of shares.

(ii) NV5 Executive RSA. Each NV5 Executive RSA award outstanding immediately prior to the First Effective Time that remains unvested at the First Effective Time shall automatically vest in full immediately prior to the First Effective Time and, immediately thereafter, each share of NV5 Common Stock subject to such NV5 Executive RSA award or any NV5 Executive RSA award that shall have automatically vested in full in accordance with the terms thereof upon the effectiveness of the resignations contemplated by Section 1.2(e) shall, in each such case, be automatically converted into and become the right to receive the Merger Consideration, as determined in accordance with Section 2.1(a)(ii), without interest, and shall be settled at the same time and in the same manner as a Converted Share in accordance with this Agreement, less applicable Tax withholdings.

(b) NV5 Board Actions. Prior to the First Effective Time, the NV5 Board shall adopt such resolutions and take such other actions as are necessary, including providing any required notices and obtaining any required consents (if any) to (i) terminate the NV5 Equity Plans, effective as of immediately prior to, but subject to the occurrence of, the First Effective Time, and (ii) provide for or give effect to the transactions contemplated by this Section 2.6. NV5 shall provide Acuren with drafts of, and a reasonable opportunity to comment upon, all such resolutions prior to their adoption. All NV5 RSA awards and NV5 Executive RSA awards shall no longer have any force and effect on or after the First Effective Time.

Section 2.7 Certain Adjustments. Notwithstanding anything herein to the contrary, if, prior to the First Effective Time, the outstanding shares of Acuren Common Stock or NV5 Common Stock are changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or a stock dividend thereon shall be declared with a record date within such period, then the Exchange Ratio (and the Per-Share Cash Amount in the case of any such action related to NV5 Common Stock) and any other similarly dependent

Annex A-8

items, as the case may be, shall be appropriately adjusted to provide Acuren and the holders of NV5 Common Stock (including holders of NV5 Equity Awards) the same economic effect as contemplated by Section 2.1 and Section 2.6 prior to such event. Nothing in this Section 2.7 shall be construed to permit any Party to take any action that is otherwise prohibited or restricted by any other provision hereof.

Section 2.8 Existing Indebtedness. On the Closing Date, in addition to all other payments required to be made pursuant to this Agreement, Acuren shall pay (or cause to be paid) all amounts required to be paid pursuant to the payoff letters delivered by NV5 in accordance with Section 5.18 by wire transfer of immediately available funds to the accounts designated by the lenders of NV5 and the NV5 Subsidiaries.

Article III.
REPRESENTATIONS AND WARRANTIES OF NV5

Except as disclosed in (x) the NV5 SEC Documents filed with the SEC at least two (2) Business Days prior to the date hereof, to the extent reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein (excluding, in each case, any risk factor disclosure that is contained solely in any “Risk Factors” section of any such NV5 SEC Document or any disclosure in any “qualitative and quantitative disclosure about market risk” section, any “forward-looking statements” or similar disclaimer or any other disclosure included in any such NV5 SEC Document that is predictive or forward-looking in nature), or (y) subject to Section 8.13(k), the NV5 Disclosure Schedule, NV5 represents and warrants to Acuren and Merger Subs as follows:

Section 3.1 Organization; Good Standing; Corporate Power; NV5 Subsidiaries.

(a) NV5 is a corporation duly incorporated, validly existing and in good standing in accordance with the Laws of the State of Delaware and has the requisite corporate power and authority to own or lease, as applicable, and operate its assets and to carry on its businesses as currently conducted. Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in a NV5 Material Adverse Effect and would not reasonably be expected, individually or in the aggregate, to prevent, materially delay or materially impede NV5’s ability to consummate the Mergers or any of the other transactions contemplated hereby, NV5 is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its assets makes such qualification or licensing necessary. Correct and complete copies of NV5’s Constituent Documents that are in effect on the date hereof are available on the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) database, or have been made available to Acuren, prior to the date hereof, and such Constituent Documents are in full force and effect and NV5 is not in violation, in any material respect, of any of its Constituent Documents.

(b) Section 3.1(b) of the NV5 Disclosure Schedule lists all of NV5’s Subsidiaries (the “NV5 Subsidiaries” and, together with NV5, the “NV5 Entities”) as of the date hereof, including each NV5 Subsidiary’s jurisdiction of incorporation, formation or organization. Each NV5 Subsidiary is a corporation duly incorporated or a limited liability company, partnership or other entity duly organized or formed, validly existing and in good standing in accordance with the Laws of the jurisdiction of its incorporation, formation or organization, as the case may be, and has the requisite corporate or other entity power and authority, as the case may be, to own, lease and operate its assets and to carry on its businesses as currently conducted, except where the failure to be so duly incorporated, duly organized or formed, validly existing and in good standing has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a NV5 Material Adverse Effect. Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in a NV5 Material Adverse Effect and would not reasonably be expected, individually or in the aggregate, to prevent, materially delay or materially impede NV5’s ability to consummate the Mergers or any of the other transactions contemplated hereby, each NV5 Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its assets makes such qualification or licensing necessary. Prior to the date hereof, NV5 has made available to Acuren correct and complete copies of each NV5 Subsidiary’s Constituent Documents that are in effect on the date hereof. Each NV5 Subsidiary’s Constituent Documents are in full force and effect, and no NV5 Subsidiary is in violation, in any material respect, of any of its Constituent Documents.

Annex A-9

Section 3.2 NV5 Capitalization.

(a) The authorized capital stock of NV5 consists of (i) 180,000,000 shares of NV5 Common Stock and (ii) 5,000,000 shares of NV5 Preferred Stock.

(b) As of the close of business on May 5, 2025 (the “Capitalization Date”), there were (i) 65,718,838 shares of NV5 Common Stock issued and outstanding, (ii) no shares of NV5 Common Stock owned by NV5 as treasury stock, (iii) 2,572,335 shares of NV5 Common Stock related to outstanding NV5 RSAs (excluding NV5 Executive RSAs) and 658,632 shares of NV5 Common Stock related to outstanding NV5 Executive RSAs, and (iv) no shares of NV5 Preferred Stock issued or outstanding. Since the Capitalization Date through the date hereof, NV5 has not issued or granted any NV5 Equity Awards, and NV5 has not issued any shares of NV5 Preferred Stock or NV5 Common Stock, except in satisfaction of the vesting or exercise of (in each case, as required under their respective terms) any NV5 Equity Awards that were outstanding as of the close of business on the Capitalization Date and set forth on Section 3.2(b) of the NV5 Disclosure Schedule (such shares of NV5 Common Stock, together with the outstanding Equity Securities of NV5 described by the foregoing clauses (i)–(iv), the “Outstanding NV5 Equity Securities”). Section 3.2(b) of the NV5 Disclosure Schedule lists all outstanding NV5 Equity Awards as of the close of business on the Capitalization Date, including (A) the employee identification number of the holder thereof, (B) the type of award and number of shares of NV5 Common Stock related thereto, (C) whether or not the award will accelerate upon the First Effective Time and (D) the date of grant and vesting schedule. All of the issued and outstanding shares of NV5 Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive or other antidilutive rights. Except for the (1) Outstanding NV5 Equity Securities and (2) Equity Securities of NV5 issued on or after the date hereof (solely to the extent permitted by Section 5.1(b)), no Equity Securities of NV5 are issued or outstanding. As of the date hereof, there are no accrued or declared, and unpaid, dividends or dividend equivalents on any Equity Securities of NV5.

(c) Except for acquisitions, or deemed acquisitions, of NV5 Common Stock or other Equity Securities of NV5 in connection with (i) required Tax withholding in connection with the vesting of NV5 Equity Awards and (ii) forfeitures of NV5 Equity Awards, no NV5 Entity has any obligation to repurchase, redeem or otherwise acquire any Equity Securities of any NV5 Entity.

(d) There is no Indebtedness of any NV5 Entity providing any holder thereof with the right to vote (or convertible into, or exchangeable for, Equity Securities providing the holder thereof with the right to vote) on any matters on which any holder of Equity Securities of any NV5 Entity may vote. There are no stockholder agreements, voting trusts or similar Contracts, agreements or arrangements to which any NV5 Entity is a party or otherwise bound, governing, regulating, granting rights to, imposing restricting on, or otherwise relating to, voting of and/or investment in any shares or other Contracts governing, regulating, restricting or otherwise relating to the voting and/or disposition of any shares of NV5 Common Stock or other Equity Securities of any NV5 Entity.

(e) NV5 owns, directly or indirectly through one or more NV5 Entities, all of the outstanding Equity Securities of each NV5 Subsidiary, in each case, free and clear of any Lien thereon (other than Permitted Liens). All outstanding Equity Securities of each NV5 Subsidiary have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive or other antidilutive rights. Except for the outstanding Equity Securities of each NV5 Subsidiary, no NV5 Entity owns any Equity Securities of any Person (other than the NV5 Entities). No NV5 Entity is obligated to make any loan, capital contribution, guarantee, credit support or enhancement or other investment in any Person.

Section 3.3 Authority; Execution and Delivery; Enforceability; State Takeover Statutes.

(a) NV5 has all necessary corporate power and authority to execute and deliver this Agreement, to perform or comply with its covenants, obligations and agreements hereunder and, subject to the adoption hereof by the holders of a majority of the outstanding shares of NV5 Common Stock that are entitled to vote thereon at the NV5 Stockholders Meeting (the “NV5 Stockholder Approval”), to consummate the transactions contemplated hereby, including the First Merger. Upon receipt of the NV5 Stockholder Approval, no other corporate or equivalent proceeding on the part of NV5 is necessary to authorize the consummation of the transactions contemplated hereby. NV5 has duly executed and delivered this Agreement, and assuming Acuren’s and Merger Subs’ respective due authorization, execution and delivery hereof, this Agreement is NV5’s legal, valid and binding obligation, enforceable against it in accordance with the terms hereof, except as limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally, by general

Annex A-10

equitable principles (regardless of whether enforcement is sought in a proceeding of law or in equity) or by the discretion of any Governmental Authority before which any Action seeking enforcement may be brought (the “Bankruptcy and Equitable Exceptions”). The NV5 Stockholder Approval is the only approval of holders of any shares of NV5 Common Stock and any other Equity Securities of NV5 necessary to adopt this Agreement and approve the First Merger or the other transactions contemplated hereby. Other than the approvals in this Section 3.3(a), no other corporate or equivalent proceeding on the part of any NV5 Entity is necessary to approve this Agreement or the Mergers or consummate the transactions contemplated hereby.

(b) At a meeting duly called and held on or prior to the date hereof, the Special Committee has recommended that the NV5 Board recommend the adoption of the Merger Agreement to the NV5 Stockholders. Thereafter, at a meeting duly called and held on or prior to the date hereof and upon the recommendation of the Special Committee, the NV5 Board adopted resolutions (i) approving and declaring advisable this Agreement and the consummation of the Mergers and the other transactions contemplated hereby, (ii) determining that the terms hereof, the Mergers and the other transactions contemplated hereby are fair to, and in the best interests of, NV5 and the NV5 Stockholders, (iii) directing that this Agreement be submitted to the NV5 Stockholders for adoption and (iv) resolving to recommend that the NV5 Stockholders adopt this Agreement (the “NV5 Recommendation”). Subject to Section 5.4(b), the NV5 Board has not rescinded, modified or withdrawn such resolutions in any way. Such resolutions are sufficient to render inapplicable to this Agreement, the Mergers and the other transactions contemplated hereby, the restrictions of Section 203 of the DGCL to the extent such restrictions would otherwise be applicable to this Agreement, the Mergers and the other transactions contemplated hereby. No restrictions on business combinations in any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Laws (collectively, “Takeover Laws”) are applicable the Mergers or the other transactions contemplated hereby. NV5 is not a party to any stockholder rights plan, “poison pill,” antitakeover plan or other similar agreement or device that is applicable to the First Merger.

Section 3.4 No Conflicts; Consents and Approvals.

(a) NV5’s execution and delivery hereof does not, NV5’s performance of and compliance with its covenants, obligations and agreements hereunder will not, and the consummation of the transactions contemplated hereby will not, (i) conflict with or violate the Constituent Documents of any NV5 Entity, (ii) subject to making the Filings and obtaining the Consents contemplated by Section 3.4(b) and obtaining the NV5 Stockholder Approval and the Acuren Stockholder Approval, violate any applicable Law or Order or (iii) breach, violate, conflict with, result in the loss of any benefit under, be a default (or an event that, with or without notice or lapse of time, or both, would be a default) under, result in the termination, vesting, cancellation or amendment of or a right of termination, cancellation or amendment under, accelerate the performance required by, constitute a change of control, require notice or consent or approval under, or result in the creation of any Lien on any of the respective properties or assets of a NV5 Entity under, any Contract or Permit to which any NV5 Entity is a party or by which any asset or property of a NV5 Entity is bound or affected, except, in the case of the foregoing clauses (ii) and (iii), as would not reasonably be expected to result in, individually or in the aggregate, a NV5 Material Adverse Effect or otherwise prevent, materially delay or materially impede NV5’s ability to consummate the First Merger or any of the other transactions contemplated hereby.

(b) NV5’s execution and delivery hereof does not, NV5’s performance of and compliance with its covenants, obligations and agreements hereunder will not, and the consummation of the transactions contemplated hereby will not, require any NV5 Entity to make any registration, declaration, notice, report, submission, application or other filing, including the termination or expiration of a waiting period (each, a “Filing”), with or to, or to obtain any consent, approval, waiver, license, permit, franchise, authorization or Order (each, a “Consent”) of, any Governmental Authority, except: (i) the filing with the SEC of the Joint Proxy Statement; (ii) the filing and recordation of the First Certificate of Merger and the Second Certificate of Merger with the Secretary of State of the State of Delaware; (iii) the Filings required by the Exchange Act, the Securities Act and the rules and regulations of the Nasdaq and/or NYSE; (iv) the HSR Clearance and the Filings required by the HSR Act for the transactions contemplated hereby; (v) the Filings and the Consents listed in Section 3.4(b) of the NV5 Disclosure Schedule; and (vi) any other Filing with or to, or other Consent of, any Governmental Authority, the failure of which to make or obtain would not reasonably be expected to result in, individually or in the aggregate, a NV5 Material Adverse Effect or otherwise prevent, materially delay or materially impede NV5’s ability to consummate the First Merger or any of the other transactions contemplated hereby.

Annex A-11

Section 3.5 SEC Documents; Financial Statements; Related-Party Transactions; Undisclosed Liabilities.

(a) NV5 has filed with or furnished to the SEC all reports, schedules, forms, statements, registration statements, prospectuses and other documents (including all exhibits and financial statements required to be filed or furnished therewith and any other document or information required to be incorporated therein) required by the Securities Act or the Exchange Act to be filed or furnished by NV5 with the SEC since December 31, 2021, together with all certifications required pursuant to the Sarbanes-Oxley Act (together with any documents filed with or furnished to the SEC during such period by NV5 to the SEC on a voluntary basis, but excluding the Joint Proxy Statement, the “NV5 SEC Documents”). As of its respective date or, if amended or supplemented, as of the date of the last such amendment or supplement, each NV5 SEC Document complied when filed or furnished (or, if applicable, when amended or supplemented) in all material respects with the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and other rules and regulations of the SEC promulgated thereunder, and none of the NV5 SEC Documents when filed or furnished (or, in the case of a registration statement filed under the Securities Act, at the time it was declared effective or subsequently amended or supplemented) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No NV5 Subsidiary is, or has at any time since December 31, 2021, been, subject to the periodic reporting requirements of the Exchange Act or is or has been otherwise required to file any report, schedule, form, statement, registration statement, prospectus or other document with the SEC.

(b) The consolidated financial statements of NV5 included in the NV5 SEC Documents (including, in each case, any notes or schedules thereto, the “NV5 SEC Financial Statements”) (i) have been prepared from the books and records of the NV5 Entities, which have been maintained in accordance with GAAP, (ii) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim financial statements, as may be permitted by Form 10-Q and Regulation S-X under the Securities Act, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments) and (iii) present fairly, in all material respects, the NV5 Entities’ consolidated financial position as at the respective dates thereof and the NV5 Entities’ consolidated results of operations, consolidated stockholders’ equity and consolidated cash flows for the respective periods indicated, in each case, in conformity with GAAP (except as may be indicated in the notes thereto and except, in the case of the unaudited interim financial statements, as may be permitted by Form 10-Q and Regulation S-X under the Securities Act, including normal and recurring year-end adjustments). Except as required by GAAP and disclosed in the NV5 SEC Documents, since December 31, 2021, NV5 has not made or adopted any material change in its accounting methods, practices or policies.

(c) NV5 is, and since December 31, 2021, has been, in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the Nasdaq. NV5 has established and maintains a system of internal control over financial reporting (within the meaning of Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that is designed to provide reasonable assurance about the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the NV5 Entities, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the NV5 Entities are being made only in accordance with appropriate authorizations of NV5’s management and the NV5 Board and (iii) provide reasonable assurance about prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the NV5 Entities that could have a material effect on the financial statements. NV5 has established and maintains a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) designed to ensure that information required to be disclosed by NV5 in the NV5 SEC Documents is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that all such information is accumulated and communicated to NV5’s management as appropriate to allow timely decisions about required disclosure and to make the certifications required pursuant to Section 302 and Section 906 of the Sarbanes-Oxley Act. NV5 has disclosed to NV5’s outside auditors and the audit committee of the NV5 Board (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) which are reasonably likely to adversely affect NV5’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves NV5’s management or other employees who have a significant role in NV5’s internal control

Annex A-12

over financial reporting. There are no “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of NV5’s internal controls and procedures that would reasonably be expected to adversely affect NV5’s ability to record, process, summarize and report financial data. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC’s staff related to any NV5 SEC Documents, there is no material correspondence between the SEC and NV5 since January 1, 2022 that is not set forth in the NV5 SEC Documents or that has not otherwise been disclosed to Acuren prior to the date hereof, to NV5’s Knowledge, none of the NV5 SEC Documents is the subject of ongoing SEC review and there are no internal investigations or, to NV5’s Knowledge, any formal or informal SEC inquiries or investigations or other inquiries or investigations by Governmental Authorities that are pending or threatened in writing, in each case under this sentence, related to any accounting practices of any NV5 Entity.

(d) Since December 31, 2024, no NV5 Entity or, to NV5’s Knowledge, any of their respective Representatives has received any bona fide material complaint, allegation, assertion or claim, whether written or oral, related to the accounting or auditing practices, procedures, methodologies or methods of any NV5 Entity or their respective internal accounting controls, including any bona fide material complaint, allegation, assertion or claim that any NV5 Entity has engaged in questionable accounting or auditing practices.

(e) No NV5 Entity is, or proposes to be, a party to any Contract, arrangement or transaction with (i) any Affiliate (except for any NV5 Entity), including any director or officer, of any NV5 Entity, or (ii) any Affiliate of, or any “associate” or any member of the “immediate family” (as such terms are defined in Rules 12b-2 and 16a-1 under the Exchange Act) of, any such Affiliate, in each case, that is required to be disclosed by NV5 under Item 404 of Regulation S-K under the Exchange Act.

(f) No NV5 Entity has any liabilities, Indebtedness, commitments or obligations of any nature, whether accrued, absolute, contingent or otherwise, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, due, to become due or unaccrued (“Liabilities”), except (i) as disclosed and reflected or reserved against in the most recent audited balance sheet included in the NV5 SEC Financial Statements or the notes thereto, (ii) for any Liability (except for any Liability for any breach of Contract or breach of warranty, tort or violation of Law or related to any Action) incurred in the Ordinary Course of Business since the date of the most recent audited balance sheet included in the NV5 SEC Financial Statements or (iii) for any Liability that is not and would not reasonably be expected to result in, individually or in the aggregate, a NV5 Material Adverse Effect. No NV5 Entity is a party to, or has committed or undertaken to become party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement related to any transaction or relationship between or among any NV5 Entity, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any material “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), in each case, that is required to be disclosed pursuant to Item 303(a) of Regulation S-K under the Exchange Act.

Section 3.6 Absence of Certain Changes or Events. Since December 31, 2024 through the date hereof, (a) except for NV5’s negotiation of, and entry into, this Agreement, the NV5 Entities have conducted their businesses in the Ordinary Course of Business in all material respects, (b) none of the NV5 Entities has taken any action that would have required Acuren’s consent pursuant to Section 5.1 had the covenant applied since December 31, 2024 and (c) neither a NV5 Material Adverse Effect nor any event, change, effect, development, state of facts, condition, circumstance or occurrence that would reasonably be expected to result, individually or in the aggregate, in a NV5 Material Adverse Effect, has occurred.

Section 3.7 Actions. Except for Actions or Orders that have not resulted, and would not reasonably be expected to result, individually or in the aggregate, in a NV5 Material Adverse Effect or materially and adversely affect NV5’s ability to perform or comply with its covenants, obligations and agreements hereunder or the consummation of the transactions contemplated hereby, (a) there are, and since December 31, 2021 have been, no Actions pending or, to NV5’s Knowledge, threatened against any NV5 Entity or any officer or director thereof (solely in their respective capacity as such), whether at law or in equity, or before or by any Governmental Authority, and (b) none of the NV5 Entities or any of their respective officers or directors (solely in their respective capacity as such) are, and since December 31, 2021 have been, subject to any outstanding Order.

Annex A-13

Section 3.8 Compliance with Laws; Permits.

(a) Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in a NV5 Material Adverse Effect: (i) each NV5 Entity is, and since December 31, 2021, has been, in compliance with all applicable Laws; (ii) since December 31, 2021, no NV5 Entity has received any written notice alleging that any NV5 Entity has violated any applicable Law that has not been resolved; and (iii) no event has occurred which, with or without the giving of notice, lapse of time or both, would constitute a default or violation by any NV5 Entity under any applicable Law.

(b) Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in a NV5 Material Adverse Effect: (i) each NV5 Entity holds, and since December 31, 2021, has held, all Permits necessary for the lawful conduct of its business and the ownership, use, operation and maintenance of their assets as currently conducted, operated and maintained, and all such Permits are and have been valid, subsisting and in full force and effect; (ii) each NV5 Entity is, and since December 31, 2021 has been, in compliance with all such Permits and no event has occurred that, with or without notice or lapse of time or both, would be a default under or violation of any such Permit; (iii) there is no, and since December 31, 2021 has been no, Action pending or, to NV5’s Knowledge, threatened that asserts any violation of any such Permit or seeks the revocation, cancellation, suspension, limitation or adverse modification of any such Permit; and (iv) no NV5 Entity has, since December 31, 2021, received any written notice alleging that any NV5 Entity is not in compliance with, or has violated, any such Permit, notifying any NV5 Entity of the revocation or withdrawal of any such Permit or imposing any condition, limitation, modification, amendment, cancellation or termination of any such Permit.

(c) Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in a NV5 Material Adverse Effect:

(i) (A) the NV5 Entities and all of their respective officers, directors, and employees, are, and since December 31, 2021, have been, in compliance with all applicable Anti-Money Laundering Laws, International Trade Laws and Sanctions, (B) there are no, and since December 31, 2021 have been no, Actions pending or threatened in writing against (or internal investigations by) any NV5 Entity or any officer, director, or employee thereof in his, her or its capacity as such, in each case, related to any Anti-Money Laundering Laws, International Trade Laws or Sanctions, and (C) since December 31, 2021, the NV5 Entities have held all material Permits or other authorizations required for the export, re-export, transfer or import in accordance with the International Trade Laws and Sanctions;

(ii) none of the NV5 Entities or any of their respective officers, directors or employees in his, her or its capacity as such, (A) is a Sanctioned Person or otherwise a Person with whom transactions are prohibited under any International Trade Laws or Sanctions, (B) has been organized, operated, or resided in, or had any transactions, business or financial dealings that benefited or involved, directly or indirectly, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, or any other country, territory, region or Person subject to Sanctions;

(iii) since December 31, 2021, none of the NV5 Entities or any of their respective officers, directors, or employees in his, her or its capacity as such has offered or given money or a thing of value to (A) any official or employee of a Governmental Authority, any political party or official thereof or any candidate for political office or (B) any other Person, in each case, while knowing that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any official or employee of a Governmental Authority, any political party or official thereof or candidate for political office, in each case, in violation of any Anti-Bribery Law; and

(iv) there are no, and since December 31, 2021 have been no, Actions pending or threatened in writing against (or internal investigations by) any NV5 Entity or any officer, director, or employee thereof in his, her or its capacity as such, in each case, related to any Anti-Bribery Laws.

Section 3.9 Employee Benefit Plans; ERISA.

(a) Section 3.9(a) of the NV5 Disclosure Schedule lists all of the material NV5 Benefit Plans in effect as of the date hereof. For each material NV5 Benefit Plan, prior to the date hereof, NV5 has made available to Acuren correct and complete copies or forms of the following, as applicable: (i) all such NV5 Benefit Plans

Annex A-14

(including all amendments thereto) to the extent in writing; (ii) written summaries of any such NV5 Benefit Plan that is not in writing; (iii) all related trust agreements, insurance contracts or other funding vehicles; (iv) the two most recent annual reports (Form 5500) filed with the Internal Revenue Service and two most recent actuarial reports and financial statements; (v) the non-discrimination testing results for the two most recently completed plan years; (vi) the most recent determination or opinion letter from the Internal Revenue Service; (vii) the most recent summary plan description and any summaries of material modification; and (viii) any non-routine material correspondence to and/or from any Governmental Authority with respect to any NV5 Benefit Plan within the past three years.

(b) Each NV5 Benefit Plan that is intended to be qualified under Section 401(a) of the Code, and each trust that is related to a NV5 Benefit Plan and intended to be tax-exempt under Section 501(a) of the Code, has received a favorable determination or opinion letter from the Internal Revenue Service regarding its tax-qualified status and tax-exemption, respectively, and to NV5’s Knowledge, nothing has occurred that would adversely affect any such qualification or tax exemption of any such NV5 Benefit Plan or related trust. Each NV5 Benefit Plan and any related trust complies in all respects, and has been established and administered in compliance in all respects, with its terms and with ERISA, the Code and other applicable Laws, in each case, except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in a NV5 Material Adverse Effect.

(c) Since December 31, 2021, none of the NV5 Entities nor any of its ERISA Affiliates have maintained, sponsored, participated in or contributed to (or been obligated to maintain, sponsor, participate in or contribute to): (i) a plan which is subject to Section 412 of the Code or Section 302 or Title IV of ERISA; (ii) a “multiemployer plan” as defined in Section 3(37) of ERISA (a “Multiemployer Pension Plan”); (iii) a multiple employer plan as described in Section 413(c) of the Code; or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. No NV5 Entity has any current or contingent liability or obligation related to any “employee benefit plan” (as defined in Section 3(3) of ERISA) as a consequence of at any time being considered a single employer under Section 414 of the Code with any other Person.

(d) Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in a NV5 Material Adverse Effect, since December 31, 2021, (i) all contributions required to be made with respect to any Multiemployer Pension Plan on or prior to the Closing Date have been timely made, (ii) no NV5 Entity has made or suffered a “complete withdrawal” or a “partial withdrawal,” as such terms are respectively defined in sections 4203 and 4205 of ERISA, from any such Multiemployer Pension Plan (or any liability resulting therefrom has been satisfied in full), and (iii) no NV5 Entity has any contingent Liability under Section 4204 of ERISA.

(e) None of the NV5 Entities or, to NV5’s Knowledge, any other Person has engaged in any breach of fiduciary responsibility or any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) with respect to a NV5 Benefit Plan to which Section 406 of ERISA or Section 4975 of the Code applies and which could subject NV5 or any of its ERISA Affiliates to any tax or penalty on prohibited transactions imposed by Section 4975 of the Code, in each case, except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in a NV5 Material Adverse Effect.

(f) No material NV5 Benefit Plan is maintained outside the jurisdiction of the United States or covers any employees or other service providers of any NV5 Entity who reside or work outside of the United States on behalf of any NV5 Entity.

(g) There are no pending or, to NV5’s Knowledge, threatened claims (except for routine claims for benefits) by, on behalf of or against any NV5 Benefit Plan or any trust related thereto, and no audit or other proceeding by a Governmental Authority is pending or, to NV5’s Knowledge, threatened related to any NV5 Benefit Plan, in each case, except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in a NV5 Material Adverse Effect.

(h) Except as required by applicable Law or for any payment or reimbursement of COBRA premiums as part of a severance benefit, no NV5 Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and no NV5 Entity has any obligation to provide such benefits.

(i) None of the execution and delivery hereof, stockholder or other approval hereof or the consummation of the Mergers could, either alone or in combination with another event, (i) entitle any NV5 Service Provider to any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount,

Annex A-15

of compensation due to any such NV5 Service Provider, (iii) directly or indirectly require NV5 to transfer or set aside any assets to fund any benefits under any NV5 Benefit Plan, (iv) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any material NV5 Benefit Plan on or following the First Effective Time, or (v) result in the payment of any amount that could, individually or in combination with any other such payment, be an “excess parachute payment” as defined in Section 280G(b)(1) of the Code. NV5 has provided to Acuren prior to the date hereof a Section 280G analysis with respect to any and all potential parachute payments to be made or provided to each “disqualified individual” (as defined in Section 280G of the Code) in connection with the transactions contemplated by this Agreement, together with supporting calculations in reasonable detail (collectively, the “280G Analysis”). No NV5 Entity has any obligation to gross-up, indemnify or otherwise reimburse any NV5 Service Provider for any Tax incurred by such individual under Sections 409A or 4999 of the Code.

(j) Each NV5 Entity and each of its ERISA Affiliates has complied in all material respects with (i) the notice and continuation coverage requirements, and all other requirements, of Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA, and the regulations thereunder, and (ii) the affordability and minimum essential coverage requirements, and all other requirements, of the Patient Protection and Affordable Care Act of 2010, in each case, with respect to each NV5 Benefit Plan that is a group health plan.

(k) Each “nonqualified deferred compensation plan” (as defined in Code Section 409A(d)(1) and applicable regulations) with respect to any NV5 Service Provider and to which any NV5 Entity is a party or otherwise subject has been maintained and operated in compliance with, and the document(s) evidencing such arrangement comply with, the requirements of Section 409A of the Code and regulations and other guidance promulgated thereunder, except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in a NV5 Material Adverse Effect, and no additional Tax under Section 409A of the Code has been or could be incurred by any NV5 Service Provider.

Section 3.10 Labor Matters.

(a) Section 3.10(a) of the NV5 Disclosure Schedule lists all Collective Bargaining Agreements to which a NV5 Entity is a party to or bound by and all Collective Bargaining Agreements that pertain to any of the employees of any NV5 Entity.

(b) Since December 31, 2021, (i) there has been no actual or, to NV5’s Knowledge, threatened material arbitrations, material grievances, strikes, lockouts, slowdowns, picketing, work stoppages or material labor-related Actions or disputes (collectively, “Labor Disputes”) against or affecting any NV5 Entity or involving an employee of the NV5 Entities, and no such Labor Disputes are pending, (ii) none of the NV5 Entities or any of their employees have committed any unfair labor practice as defined in the National Labor Relations Act in connection with the operation of the businesses of the NV5 Entities, and (iii) no labor union, trade union, labor organization or group of employees of any NV5 Entity has made a pending demand (orally or in writing) for recognition or certification, and there are no union organizing attempts, card signing activity, representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in a NV5 Material Adverse Effect, each NV5 Entity (A) is in compliance with any Collective Bargaining Agreement or Law pertaining to labor, employment or employment practices including all Laws regarding worker classification, health and safety, wages and hours, labor relations, employment discrimination, disability rights or benefits, equal opportunity, immigration, worker authorization, plant closures and layoffs, affirmative action, employee leave issues, pay equity, unemployment insurance and workers’ compensation and (B) is not, and has not been since December 31, 2021, a party to any Action alleging a violation of any Collective Bargaining Agreement or Law pertaining to labor, employment or employment practices, nor, to NV5’s Knowledge, is any such Action pending or threatened.

(c) To NV5’s Knowledge, no NV5 Service Provider is in material violation of any material term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation: (i) to any NV5 Entity; or (ii) to a former employer of any such NV5 Service Provider, with respect to (A) the right of any such NV5 Service Provider to be employed or engaged by a NV5 Entity or (B) the knowledge or use of trade secrets or proprietary information in connection with such NV5 Service Provider’s employment or engagement by a NV5 Entity.
Annex A-16

(d) NV5 has made available to Acuren a true and complete list, as of the date hereof, of each employee of the NV5 Entities, including, for each employee, their respective names, titles, business location, employing entity, current annual salary or hourly rate, date of hire, classification as exempt or non-exempt under applicable state or federal overtime Laws, accrued but unused vacation, visa type (if any), and active or inactive status.

(e) Each of the NV5 Entities is, and since December 31, 2021 has been, in material compliance, with all federal, state and other Laws respecting labor, employment, and employment practices including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, sexual misconduct, civil rights, affirmative action, work authorization, immigration, safety and health, workers compensation, wage payment, retaliation, whistleblowing, disability rights or benefits, equal opportunity, plant closures and layoffs, terminations, fair labor standards, family and medical leave, sick leave, or any other labor and employment-related matters. There are no material Actions against any of the NV5 Entities pending or to NV5’s Knowledge, threatened, and there have been no Actions against the NV5 Entities for the three (3)-year period ending on the date of this Agreement, under any Law relating to employees or employment practices or with respect to breaches of any such Law.

(f) Within the last three (3) years, none of the NV5 Entities: (i) has been found in violation in any material respect of any Laws relating to employees or other labor-related matters; (ii) is or has been a party to, or otherwise bound by, any material consent decree with, or material citation by, any Governmental Authority relating to current or former employees, officers or directors or employment practices; and (iii) is or has been subject to any material audit or investigation by the National Labor Relations Board, the Equal Employment Opportunity Commission, Occupational Safety and Health Administration, the Department of Labor, U.S. Citizen and Immigration Services, or any comparable Governmental Authority, or subject to material fines, penalties, or assessments associated with such audits or investigations.

(g) Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in a NV5 Material Adverse Effect, since December 31, 2021, each NV5 Entity (i) has fully and timely paid all earned and accrued wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, fees and other compensation that has come due and payable to their respective current or former employees and independent contractors under applicable Law, Contract or policy, (ii) has not incurred any liability as a result of any misclassification of any Person as an independent contractor rather than as an employee or as “exempt” or “nonexempt” from wages, hourly and withholding requirements under applicable Law, and (iii) to NV5’s Knowledge, is not delinquent in payments to any current or former employees or independent contractors for any services or amounts required to be reimbursed or otherwise paid under applicable Law, Contract or policy.

(h) Since December 31, 2021, none of the NV5 Entities has conducted any “mass layoff” or “plant closing” (each as defined under the WARN Act or any similar applicable state Law). Since December 31, 2021, there have been no layoffs, furloughs or salary or wage reductions by any of the NV5 Entities that triggered a requirement to provide notice under the WARN Act or any similar applicable state law.

(i) In the last three (3) years, there has been no formal material allegation brought (internally or otherwise) by any current or former employee of, or any current or former independent contractor or consultant to, the NV5 Entities, or by any applicant for employment with the NV5 Entities, that an officer, director, or management employee of the NV5 Entities has engaged in sexual harassment, employment discrimination, or misconduct.

(j) All employees of the NV5 Entities employed in the United States are: (i) United States citizens or lawful permanent residents of the United States; (ii) aliens whose right to work in the United States is unrestricted; or (iii) aliens who have valid, unexpired work authorizations issued by the United States government. Since December 31, 2021, the NV5 Entities have not been the subject of an immigration compliance or employment visit from, been assessed any material fine or penalty by, or been the subject of any material order or directive of, the United States Department of Labor, the United States Department of Justice, the United States Department of Homeland Security, the U.S. Citizen and Immigration Services, or any other similar Governmental Authority.

Annex A-17

Section 3.11 Environmental Matters.

(a) Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in a NV5 Material Adverse Effect:

(i) each NV5 Entity is, and since December 31, 2021 has been, in compliance with all applicable Environmental Laws, and no NV5 Entity has received any written communication (whether from a Governmental Authority, citizens group or other third party) alleging the non-compliance of any NV5 Entity with applicable Environmental Laws that remains unresolved;

(ii) each NV5 Entity has obtained all Environmental Permits required for the operation of their businesses, operations and assets, all such Environmental Permits are in full force and effect, no appeal nor any other Action is pending or has been threatened in writing to revoke any such Environmental Permit, and each NV5 Entity is, and since December 31, 2021 has, complied with all terms and conditions of each such Environmental Permit;

(iii) no Environmental Claim is pending or, to NV5’s Knowledge, threatened against any NV5 Entity, or any Person as to which a NV5 Entity has retained or assumed Liability for such Environmental Claim or provided an indemnity for such Environmental Claim, and no NV5 Entity has contractually agreed to assume from any other Person, or indemnify any other Person for, any Liabilities arising pursuant to Environmental Law;

(iv) Hazardous Materials have not been released and are not present at, on, under, in, or about any of the properties currently or to NV5’s Knowledge, formerly owned, leased or operated by any NV5 Entity in a quantity, manner or condition which would reasonably be expected to (i) require investigation, removal, or remediation by any NV5 Entity under Environmental Laws or otherwise give rise to Liability of any NV5 Entity, (ii) interfere with any NV5 Entity’s continued operations or (iii) impair the fair saleable value of any property of a NV5 Entity;

(v) all Hazardous Materials generated, used, treated, handled or stored at, or transported to or from, any property currently owned or operated by any NV5 Entity have been properly stored, handled, recycled, re-used or disposed of in a manner that has not caused, and would not reasonably be expected to cause, a NV5 Material Adverse Effect;

(vi) to NV5’s Knowledge, there is no site to which any NV5 Entity has transported or arranged for the transport of Hazardous Materials that is the subject of any Environmental Claim or Liability for an Environmental Claim; and

(vii) no NV5 Entity has entered into or agreed to any consent decree, order, or settlement or other agreement, or is subject to any judgment, decree, or order or other agreement, in any judicial, administrative, arbitral, or other forum for dispute resolution, relating to compliance with Environmental Laws or any Liability for an Environmental Claim.

(b) NV5 has made available to Acuren complete and correct copies of all Phase I and Phase II environmental site assessments and other material written reports, studies, inspections and audits in the possession of the NV5 Entities, in each case, relating to the current or former properties or operations of any NV5 Entity.

Section 3.12 Title to Assets; Real Property.

(a) Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in a NV5 Material Adverse Effect, (i) each NV5 Entity owns good and valid marketable title to, or in the case of leased assets, has valid, binding, enforceable and subsisting leasehold interests in, all tangible, personal and real property assets used in the business of such NV5 Entity as currently conducted, free and clear of any Lien thereon (except for any Permitted Lien), and (ii) each NV5 Entity’s tangible, personal and real property assets (including NV5 Real Property), except for obsolescence in the Ordinary Course of Business, are in good condition, repair and operating condition (subject to ordinary wear and tear), have been maintained, repaired and refurbished in the Ordinary Course of Business and are useable or saleable in the Ordinary Course of Business.

Annex A-18

(b) No NV5 Entity owns, and has not owned at any time, any real property, or any interest in real property.

(c) Prior to the date hereof, NV5 has made available to Acuren a complete and correct list of each material real property leased, subleased, sub-subleased, licensed or otherwise occupied, or used, by a NV5 Entity (the “NV5 Leased Real Property”), together with true, correct and complete copies of any and all material leases, subleases, sub-subleases, licenses, occupancy agreements, purchase options, lease guaranties, and related agreements and documents thereunder, and all material amendments, terminations and modifications thereof (collectively, the “NV5 Real Property Leases”). The applicable NV5 Entity has a valid, binding and enforceable leasehold interest under each of the NV5 Real Property Leases, and enjoys possession of the relevant NV5 Leased Real Property, in each case, free and clear of any Lien thereon (except for any Permitted Lien), and each of the NV5 Real Property Leases is in full force and effect. No security deposit or portion thereof deposited with respect to such NV5 Real Property Lease has been applied in respect of a breach or default under such NV5 Real Property Lease which has not been redeposited in full within the time period provided in such NV5 Real Property Lease. With respect to any NV5 Leased Real Property, (i) any leasehold interest in the NV5 Leased Real Property is not encumbered by a leasehold mortgage or by any subtenancy or other right to occupy or use any portion of the NV5 Leased Real Property or the NV5 Owned Improvements (as defined below) or personal property thereon, (ii) NV5 has not received written notice from any other Person of any default in the material performance of any obligations under any of the NV5 Real Property Leases or from any subtenant with respect to any sublease and (iii) to NV5’s Knowledge, there has been no act or omission or other circumstance that, if uncured, would ripen into a material breach or material default by NV5 or any other Person under the terms of any of the NV5 Real Property Leases or any sublease to which NV5 is a party. As of the date hereof, no party to any NV5 Real Property Lease has exercised any termination rights with respect thereto or given any notice to any landlord under any NV5 Real Property Lease indicating it will not be exercising any extension or renewal options under such NV5 Real Property Lease. The NV5 Real Property constitutes all of the material real property used in the businesses of the NV5 Entities as currently conducted. There are no parties other than a NV5 Entity occupying the NV5 Real Property, and none of the NV5 Entities has vacated or abandoned any of the NV5 Real Properties nor given notice of its intent to do the same.

(d) All improvements, buildings, structures, fixtures, building systems and equipment (“Improvements”) included in the NV5 Leased Real Property (the “NV5 Owned Improvements” and, together with the NV5 Leased Real Property, collectively, the “NV5 Real Property”) have been maintained in the Ordinary Course of Business and are in satisfactory condition and repair in all material respects. The NV5 Real Property is in compliance in all material respects with all applicable Laws related to the business currently being conducted on such NV5 Real Property, and the NV5 Entities have all material certificates of occupancy and Permits of any Governmental Authority necessary for the current use and operation of each parcel of NV5 Real Property. Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in a NV5 Material Adverse Effect, (i) there are currently in effect such insurance policies for the NV5 Real Property as are customarily maintained with respect to similar properties, and no damage or destruction has occurred with respect to any of the NV5 Real Property that would not be reasonably likely to be covered by an enforceable insurance policy, (ii) all premiums due on such insurance policies have been paid by the applicable NV5 Entity, (iii) none of the NV5 Entities have, since December 31, 2021, received any written notice or request from any insurance company requesting the performance of any work or alteration with respect to the NV5 Real Property or any portion thereof and, to NV5’s Knowledge, no such notice or request has been threatened and (iv) since December 31, 2021, none of the NV5 Entities has received any written notice from any insurance company concerning, and there are no defects or inadequacies in the NV5 Real Property that, if not corrected, would result in the termination of insurance coverage or increase its cost.

(e) Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in a NV5 Material Adverse Effect: (i) there is no Action pending or, to NV5’s Knowledge, threatened with respect to the appropriation, condemnation or exercise of eminent domain with respect to any NV5 Real Property; (ii) there is no Action pending, initiated by or on behalf of any NV5 Entity to change or redefine the zoning or land use classification of any NV5 Real Property, and no NV5 Entity has received notice thereof; and (iii) there are no sales or other dispositions of such NV5 Real Property or any part thereof in lieu of any such Actions. There is no current material construction or capital improvement project on or with respect to any NV5 Real Property.

Annex A-19

Section 3.13 Taxes. Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in a NV5 Material Adverse Effect:

(a) since December 31, 2017, each NV5 Entity has timely filed all Tax Returns required to be filed (taking into account any extensions of time within which to file such Tax Returns), and all such Tax Returns are true, complete and correct;

(b) each NV5 Entity has timely paid to the proper Governmental Authority all Taxes, whether or not shown to be due on any Tax Return, required to be paid by it, except for Taxes being contested in good faith for which an adequate reserve has been established in the NV5 SEC Financial Statements in accordance with GAAP;

(c) the NV5 Entities have (i) timely withheld, collected and paid all amounts required to have been withheld, collected and paid with respect to any amounts paid or owing to, or received from, any employee, creditor, independent contractor, stockholder, customer or other third party and (ii) otherwise complied with all applicable Laws relating to the payment, withholding, collection and remittance of Taxes (including information reporting requirements);

(d) there is no (i) claim, litigation, audit, examination, investigation or other proceeding pending or, to NV5’s Knowledge, threatened in writing with respect to any amount of Taxes or Tax Returns of any NV5 Entity or (ii) deficiency for an amount of Taxes that has been assessed by any Governmental Authority against any NV5 Entity with respect to any completed and settled examination or concluded litigation (and that has not been fully satisfied by payment);

(e) no NV5 Entity has granted any extension or waiver of the limitation period applicable to the assessment or collection of any Tax, which waiver or extension has not since expired, and no request for such an extension or waiver is currently pending;

(f) there are no Liens for Taxes upon any property or assets of the NV5 Entities, except for Permitted Liens;

(g) no NV5 Entity (i) is or has been a member of an affiliated, consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (except for a group the common parent of which is NV5 or a Subsidiary of NV5), (ii) is party to any Tax sharing, Tax allocation, Tax gross-up or Tax indemnity agreement or similar contract or arrangement (except for customary Tax indemnification provisions in commercial agreements or arrangements, in each case not primarily related to Taxes, or any agreement solely between or among the NV5 Entities) or (iii) has any Liability for Taxes of any Person arising from the application of Treasury Regulations Section 1.1502-6 (or any analogous provision of state, local or non-U.S. Law) (except for a NV5 Entity that is a member of a consolidated group the common parent of which is NV5 or a Subsidiary of NV5), as a transferee or successor, by operation of Law, or otherwise;

(h) no NV5 Entity has been a party to, or participated in, any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law);

(i) in the past three (3) years (or otherwise as part of a plan (within the meaning of Section 355(e) of the Code) that includes the transactions contemplated hereunder), no NV5 Entity has distributed stock of another Person or has had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code;

(j) no claim has been made in writing by any Tax authority in a jurisdiction where NV5 or any NV5 Subsidiary has not filed Tax Returns or paid Taxes of a particular type that NV5 or any NV5 Subsidiary is or may be subject to Tax, or required to file Tax Returns with respect to Taxes, in such jurisdiction, which claim has not been resolved;

(k) no NV5 Entity is bound by, or party to, with respect to the current or any future taxable period, any closing agreement (within the meaning of Section 7121(a) of the Code (or any similar or analogous provision of state, local or non-U.S. Law)) or other ruling or written agreement with a Tax authority, in each case, with respect to Taxes;

(l) no NV5 Entity is or will be required to include any amount in income as a result of the application of Section 965 of the Code;

Annex A-20

(m) no NV5 Entity has or has had a permanent establishment (within the meaning of an applicable Tax treaty) in any jurisdiction other than its jurisdiction of formation and no NV5 Entity has or has had an office or fixed place of business in any jurisdiction other than its jurisdiction of formation;

(n) no NV5 Entity has deferred any Taxes under Section 2302 of the CARES Act, claimed any Tax credit under Section 2301 of the CARES Act or otherwise taken any action to elect or avail itself of any provision of the CARES Act relating to Taxes;

(o) no NV5 Entity has taken (or failed to take) or agreed to take (or to fail to take) any action or knows of any fact or circumstance that would reasonably be likely to prevent, cause a failure of, or impede the Intended Tax Treatment;

(p) at all times since its formation, NV5 has been properly classified as a C corporation for U.S. federal and applicable U.S. state and local Tax purposes and no action has been taken by NV5 or any other Person to cause NV5 to cease to be classified as a C corporation for U.S. federal and applicable U.S. state and local Tax purposes; the U.S. federal and applicable U.S. state and local Tax classification of each of the NV5 Subsidiaries is set forth on Section 3.13(p) of the NV5 Disclosure Schedule;

(q) no NV5 Entity will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending on or after the Closing Date as a result of any: (i) change in method of accounting requested or occurring on or prior to the Closing Date or use of the cash or hybrid method of accounting or an improper method of accounting on or prior to the Closing Date (including, for the avoidance of doubt, any adjustments under Section 481 of the Code relating to any of the foregoing or under any corresponding or similar provision of state, local or non-U.S. Law); (ii) agreement entered into with any Governmental Authority on or prior to the Closing Date (including a “closing agreement” under Section 7121 of the Code or any corresponding or similar provision of state, local or non-U.S. Law); (iii) deferred intercompany gain or excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or non-U.S. Law) in existence or occurring on or prior to the Closing Date; (iv) installment sale made on or prior to the Closing Date governed by Section 453 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law); (v) deposit, advance payment, prepaid amount received or paid, or deferred revenue accrued, on or prior to the Closing Date and outside the Ordinary Course of Business; (vi) income arising or accruing prior to or on the Closing and includable after the Closing under Subchapter K or Sections 951, 951A, or 956 of the Code (or any corresponding provision of state, local or non-U.S. Law) with respect to any interest held by NV5 or any NV5 Subsidiary in a “controlled foreign corporation” or entity classified as a partnership; or (vii) transaction occurring on or before the Closing Date reported as an open transaction for U.S. federal income Tax purposes (or any similar doctrine under state, local or non-U.S. Law);

(r) the unpaid Taxes of the NV5 Entities (i) did not, as of the date of the most recent unaudited consolidated interim financial statements, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheet of such unaudited consolidated interim financial statements and (ii) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past practice of the NV5 Entities in filing Tax Returns;

(s) none of the NV5 Entities is or ever has been a “passive foreign investment company” within the meaning of Code Section 1297(a) (or any corresponding or similar provision of state, local or non-U.S. Law); no NV5 Entity formed outside of the United States is, or at any time has been, engaged in the conduct of a trade or business within the United States within the meaning of Code Section 864(b), 882(a) or 887(b), or is, or at any time has been, classified as a “domestic corporation” pursuant to Code Section 7874(b); no NV5 Entity has transferred an intangible the transfer of which would be subject to the rules of Section 367(d) of the Code (or any corresponding or similar provision of state, local or non-U.S. Law); and no NV5 Entity has made an election to be treated as a “domestic corporation” pursuant to Section 897(i) of the Code;

(t) the method of allocating income, deductions, expenses and receipts among the NV5 Entities (or among the offices or permanent establishments of a single NV5 Entity, if required by applicable Law) complies in all respects with the principles set forth in Section 482 of the Code and Treasury Regulations promulgated thereunder (and

Annex A-21

any corresponding or similar provisions of state, local or non-U.S. Law) and any other applicable Laws on transfer pricing, and all such arrangements comply in all respects with the requirements (including documentary, retention and filing requirements) of any such Law;

(u) other than equity interests of other NV5 Entities, none of the assets of any NV5 Entity constitute an equity interest in another entity, including a joint venture, partnership or other arrangement or contract that could be treated as a partnership, trust or other pass-through entity for Tax purposes; and

(v) no NV5 Entity holds property or obligations, including uncashed checks, that are required to be escheated or reported as unclaimed property to any Governmental Authority under any applicable escheatment or unclaimed property Laws.

Section 3.14 NV5 Material Contracts.

(a) Except (x) for this Agreement or agreements filed as exhibits to the NV5 SEC Documents or (y) as set forth in Section 3.14(a) of the NV5 Disclosure Schedule, as of the date of this Agreement, no NV5 Entity is a party to, and none of them or their respective businesses, properties or assets is bound by, any Contract of a type described below (any Contract of the type described in this Section 3.14(a) or set forth on Section 3.14(a) of the NV5 Disclosure Schedule, whether entered into prior to, on or after the date hereof, a “NV5 Material Contract”):

(i) any Contract that (A) provides for any most favored nation or similar preferential terms, exclusivity or similar obligations to which any NV5 Entity is subject, in each case, that is material to the NV5 Entities, taken as a whole, or (B) by its express terms would purport to limit the ability of, or to prohibit or restrict, any NV5 Entity or any Affiliate thereof (including, upon the consummation of the Mergers, the Surviving Entity or any Acuren Entity) from engaging or competing in any line of business or in any geographic area in any material respect;

(ii) any Contract pursuant to which any NV5 Entity has (A) incurred or guaranteed any Indebtedness that is outstanding, (B) pledged or granted (or otherwise securing) a Lien on any of its material assets or (C) advanced or loaned money or otherwise extended credit, or provided credit support, to any Person (except for any wholly owned NV5 Subsidiary), in each case, in excess of $100,000 individually or $1,000,000 in the aggregate, except for intercompany accounts receivable and accounts payable and/or trade payables incurred or arising in the Ordinary Course of Business;

(iii) any Contract pursuant to which any NV5 Entity has made capital contributions to, or other investments in, any Person (other than any Subsidiary of NV5 set forth on Section 3.1(b) of the NV5 Disclosure Schedule);

(iv) any Contract related to any obligation to purchase, redeem, retire, defease or otherwise acquire for value any Equity Security of any NV5 Entity;

(v) any lease or sublease related to leases of any material equipment, vehicles or other tangible personal property used or held by any NV5 Entity (other than NV5 Real Property Leases) that provides for annual payments in excess of $1,000,000 individually or $5,000,000 in the aggregate;

(vi) any Contract under which any NV5 Entity (A) is granted any right, title or interest in or to Intellectual Property or IT Assets that is material to the business of the NV5 Entities, taken as a whole, from any third Person (excluding (1) any Contract concerning commercially available shrink-wrap or off-the-shelf Software, (2) any Contract for any Open Source Software or (3) proprietary information and invention assignment agreements with employees and independent contractors), or (B) transfers, licenses or otherwise grants to any third Person a right, title or interest in or to any NV5 Intellectual Property or NV5 IT Assets that is material to the business and is owned or purported to be owned by the NV5 Entities (excluding Contracts entered into with customers, employees, or service providers in the Ordinary Course of Business);

(vii) any Contract that grants to any Person any right of first refusal, right of first offer, put, call or similar right or option related to any material assets or rights of any NV5 Entity;

Annex A-22

(viii) any Contract providing for the acquisition, disposition, transfer, or similar transaction by any NV5 Entity of any business or material assets, property or right (including Equity Securities of another Person), whether by merger, sale of stock, sale of assets, business combination or otherwise (other than sales or purchases of inventory or equipment in the Ordinary Course of Business), that is pending as of the date hereof or under which such NV5 Entity has any outstanding material obligations;

(ix) any Contract relating to any hedge, swap, forward, futures, warrant, option or other material derivative transaction;

(x) any Contract that resulted in payment to or from any NV5 Entity in excess of $10,000,000 in the aggregate during the fiscal year ended December 31, 2024 or that would reasonably be expected to result in payment to or from any NV5 Entity in excess of $10,000,000 in the aggregate during the fiscal year ending December 31, 2025;

(xi) any Contract (A) providing for the employment of, or the performance of services by, any NV5 Service Provider that requires payment of compensation (including base salary, target incentive compensation and equity compensation) in excess of $500,000 on an annual basis or (B) the terms of which obligate, or may in the future obligate, any NV5 Entity to make any severance, retention, change in control, termination or similar payments to any NV5 Service Provider; and

(xii) any Contract providing for the settlement, conciliation or similar agreement of any Action (A) under which any NV5 Entity has continuing monetary Liabilities in excess of $2,000,000 individually or $10,000,000 in the aggregate, or (B) which imposes, individually or in the aggregate, any material restrictions on the business of any NV5 Entity.

(b) NV5 has filed as an exhibit to a NV5 SEC Document each NV5 Material Contract required to be filed by the NV5 under Item 601(b)(2), (4) or (10) of Regulation S-K under the Exchange Act, excluding, as of the date hereof, this Agreement. Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in a NV5 Material Adverse Effect:

(i) each NV5 Material Contract is in full force and effect and is valid and binding on each NV5 Entity party thereto and, to NV5’s Knowledge, each other party thereto, in each case, except as limited by the Bankruptcy and Equitable Exceptions;

(ii) no NV5 Entity is in breach of, and no default has been declared under, any NV5 Material Contract;

(iii) since December 31, 2021, no NV5 Entity has received written notice of any actual or alleged breach by any NV5 Entity of any NV5 Material Contract;

(iv) no NV5 Entity has received any written notice of the intention of any party to a NV5 Material Contract to cancel, terminate, materially change the scope of rights under or fail to renew any NV5 Material Contract; and

(v) no party to any NV5 Material Contract has provided written notice to any NV5 Entity requesting any indemnification or defense under such NV5 Material Contract.

(c) Prior to the date hereof, NV5 has made available to Acuren complete and correct copies of all of the NV5 Material Contracts, as in effect as of the date of this Agreement.

Section 3.15 Government Contracts.

(a) Section 3.15(a)(i) of the NV5 Disclosure Schedule lists all Government Contracts in effect as of the date hereof (x) between any NV5 Entity and any federal Governmental Authority, (y) under which any NV5 Entity is a prime contractor or (z) between any NV5 Entity and any state or local Governmental Authority that exceeds $5,000,000 in annual net revenues attributable to such Government Contract by the NV5 Entities, taken as a whole, during the fiscal year ended December 31, 2024 (the Government Contracts described in the foregoing clauses (x) through (z), collectively, the “NV5 Key Government Contracts”), setting forth for each such NV5 Key Government Contract, to the extent such information is known: (i) the contract number (including the order number and, if applicable, the prime contract number for task orders); (ii) the internal job number; (iii) the start and end date

Annex A-23

of the period of performance (including unexercised option periods); and (iv) the applicable total contract value. Section 3.15(a)(ii) of the NV5 Disclosure Schedule sets forth a complete and correct list, as of the date hereof, of each country or jurisdiction in which (A) the applicable Governmental Authority or Governmental Authority-sponsored entity that is the counterparty to any Government Contract is located or operates or (B) in the case of Government Contracts that constitute subcontracts or other similar Contracts, goods and services are provided under such Government Contract for the ultimate benefit or use by such Governmental Authority or Governmental Authority-sponsored entity.

(b) Each NV5 Key Government Contract is a legal, valid and binding obligation of the applicable party thereto and is in full force and effect as of the date hereof. Each NV5 Key Government Contract was awarded in compliance with applicable Laws. Substantially all of the Government Contracts are covered by the Service Contract Act. Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in a NV5 Material Adverse Effect, (i) no Government Contract or Government Bid is the subject of any bid or award protest proceedings, and each NV5 Entity has complied with all terms and conditions of each Government Contract and the solicitation for such Government Contract, (ii) all representations and certifications executed by any NV5 Entity pertaining to any Government Contract or Government Bid were complete and correct as of their effective date, and each NV5 Entity has complied with all such representations and certifications, (iii) no NV5 Entity has violated any applicable ethical requirement pertaining to a Government Contract or Government Bid disclosed to such NV5 Entity in writing, nor has any NV5 Entity ever submitted any inaccurate, untruthful or misleading cost or pricing data, certification, bid, quote, proposal, report, invoice, claim, request for equitable adjustment, or other information to a Governmental Authority, prime contractor, subcontractor, vendor or any other Person relating to any Government Contract or Government Bid, (iv) there is, and since December 31, 2021 has been, no cancellation, termination for convenience, termination for default, suspension, stop work order, cure notice, or show cause notice pending or in effect or, to NV5’s Knowledge, threatened, in each case, pertaining to any such Government Contract, nor has there been any dispute between any NV5 Entity and any Governmental Authority or between any NV5 Entity and any prime contractor, subcontractor, vendor or other Person where the ultimate contracting party is a Governmental Authority, arising under or relating to any such Government Contract or Government Bid, and (v) since December 31, 2021, no NV5 Entity has received written notice of any adverse or negative government past performance evaluations or ratings in connection with any Government Contract, each NV5 Entity has complied in all material respects with applicable limitations on sub-contracting in connection with every Government Contract, and no NV5 Entity has been “affiliated” (as defined in Federal Acquisition Regulation (“FAR”) 2.101) with any entity. No NV5 Entity is currently a party to any government-approved mentor-protégé agreement.

(c) Section 3.15(c) of the NV5 Disclosure Schedule lists all Government Contracts that were premised or awarded based on small business status. With respect to all Government Contracts other than those set forth on Section 3.15(c) of the NV5 Disclosure Schedule, (i) at the time of submission of such Government Contract, no NV5 Entity represented itself as a small business, a small disadvantaged business, a woman-owned small business, a service disabled veteran-owned small business, or a Small Business Administration Section 8(a) program participant, and (ii) each such representation about size status was accurate and complete and in compliance in all material respects with all applicable Laws.

(d) Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in a NV5 Material Adverse Effect, (i) none of the NV5 Entities and, to NV5’s Knowledge, none of their respective directors, officers, employees or other Representatives is, or has during the past three (3) years been, under administrative, civil or criminal investigation or indictment by any Governmental Authority or subject to any audit or investigation by any NV5 Entity with respect to any alleged act or omission arising under or relating to any Government Contract or Government Bid, and (ii) during the past three (3) years, no NV5 Entity has conducted or initiated any internal investigation or made a voluntary or mandatory disclosure to any Governmental Authority with respect to any alleged irregularity, act, misstatement or omission arising under or relating to a Government Contract or Government Bid.

(e) Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in a NV5 Material Adverse Effect: (i) no NV5 Entity is in receipt or possession of any competitor (as to any Government Contract or Government Bid) or Governmental Authority’s proprietary or procurement sensitive information under circumstances where there is reason to believe that such receipt or possession is unlawful or unauthorized; (ii) no NV5 Entity is subject to any active administrative agreement pertaining to its eligibility for the award of Government Contracts or stop work order relating to any Government Contract that is still in effect; (iii) no

Annex A-24

NV5 Entity has been debarred, suspended or similarly disqualified from participation in the award of Contracts with any other Governmental Authority; and (iv) there are no facts or circumstances that would warrant the institution of suspension, debarment or other disqualification proceedings or the finding of non-responsibility or ineligibility on the part of any NV5 Entity or any director, officer, or employee thereof.

(f) No NV5 Entity has any outstanding Government Bid that, if accepted or awarded a Contract relating thereto, would reasonably be expected to result in a material loss to any NV5 Entity. The NV5 Entities conduct, in a manner consistent with standard industry practices, an estimate to completion analysis of each Government Contract and, on the basis of such analyses, no NV5 Entity has reason to expect or anticipate that costs actually incurred in connection with Government Contracts will, at such time when performance thereunder concludes, materially exceed the price or any funding limitation or authorizations applicable to such Government Contract. Each NV5 Entity has complied in all material respects with the Truthful Cost or Pricing Data Act, FAR part 31, and any other cost allowability and allocability provisions applicable to the Government Contracts or Government Bids. The cost accounting and procurement systems, practices and procedures used by the NV5 Entities and the associated entries reflected in the financial records of the NV5 Entities with respect to Government Contracts and Government Bids are and have been in compliance in all material respects with all applicable Laws and such Contracts.

(g) With respect to each material property, equipment, fixture and software that (i) was in the possession of, or directly acquired by, a Governmental Authority and (ii) is currently loaned, bailed or otherwise furnished to or held by any NV5 Entity (or any sub-contractor on its behalf) in connection with any Government Contract by or on behalf of any Governmental Authority (such property, equipment, fixtures and software herein referred to as “GFE”), each NV5 Entity has certified to the applicable Governmental Authority in a timely manner that all GFE is in good working order, reasonable wear and tear excepted, and otherwise meets the requirements of the applicable Government Contract and all applicable Laws. No outstanding loss, damage or destruction reports have been (or should have been) submitted to any Governmental Authority in respect of any material GFE.

(h) Since December 31, 2021, no NV5 Entity has (i) received any payment of money or provision of value to a third party, or any receipt of money or value from a third party, in each case, that constitutes, or could reasonably be viewed or interpreted to be, a fee or compensation for the referral of a Contract, customer, business or business opportunity, (ii) assigned, granted a secured interest in, conveyed or transferred any material account receivable or other material rights arising under any Government Contracts,

(i) Prior to the date hereof, NV5 has made available to Acuren a true and complete list, as of the date specified therein, of all facility security clearances (by category only) and access authorizations (e.g., proscribed information) held by the NV5 Entities, to the extent such clearances are required in connection with a United States Government Contract or United States Government Bid. The employees of the NV5 Entities possess, and at all times during the applicable period of performance have possessed, all United States government personal security clearances required to perform all United States Government Contracts, and each NV5 Entity possesses and has possessed all facility security clearances required to perform all ongoing United States Government Contracts. To NV5’s Knowledge, the subcontractors and independent contractors of the NV5 Entities possess and have possessed all security clearances required to perform the ongoing United States Government Contracts. All requisite personal security clearances held by any continuing employee, and all facility security clearances held by the NV5 Entities, are valid and in full force and effect, and each NV5 Entity is in material compliance with all United States national security obligations and requirements, including those specified in the NISPOM. Each NV5 Entity holds and at all relevant times has held at least a “satisfactory” rating from DSS with respect to its facility security clearances. Since January 1, 2020, neither the NV5 Entities nor any of their employees, officers or directors has had a personal security clearance revoked, excluding terminations of such personal security clearances as may have occurred in the Ordinary Course of Business. Since December 31, 2021, the NV5 Entities have complied in all material respects with all applicable requirements under each United States Government Contract or United States Government Bid relating to the safeguarding of and access to classified or sensitive information. To NV5’s Knowledge, no facts currently exist that would reasonably be expected to give rise to the revocation of any security clearance of the NV5 Entities or any continuing employee.

Section 3.16 Intellectual Property; Software.

(a) Section 3.16(a) of the NV5 Disclosure Schedule sets forth a true, correct and complete list of all material unregistered Marks included in the NV5 Intellectual Property.

Annex A-25

(b) Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in a NV5 Material Adverse Effect, (i) a NV5 Entity is the sole and exclusive owner of all NV5 Registered Intellectual Property and all other NV5 Intellectual Property (including the Intellectual Property created by employees within the scope of their employment by the NV5 Entities), free and clear of any Lien thereon (except for any Permitted Lien), (ii) all NV5 Registered Intellectual Property is subsisting and (iii) all issuances and registrations included in the NV5 Registered Intellectual Property are valid and enforceable. No prior or current employee or officer or any prior or current consultant or contractor of the NV5 Entities has asserted any ownership in any NV5 Intellectual Property.

(c) Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in a NV5 Material Adverse Effect, a NV5 Entity owns, licenses or otherwise has, and since December 31, 2021, has owned, licensed, or otherwise had, the valid right to use all Intellectual Property used in, or held for use for, the operation of the NV5 Entities’ respective businesses. Any material Intellectual Property licensed by a NV5 Entity is validly licensed to the NV5 Entity pursuant to written, valid agreements. Neither the execution and delivery of this Agreement nor the consummation of the Mergers or other transactions contemplated by this Agreement will result in the termination or invalidity of any agreements pursuant to which the material Intellectual Property is licensed to the NV5 Entity.

(d) Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in a NV5 Material Adverse Effect:

(i) (A) the operation of the NV5 Entities’ respective businesses, as currently conducted and as conducted since December 31, 2021, is not infringing, misappropriating or otherwise violating, and has not infringed, misappropriated or otherwise violated, (1) any Patents or Marks of any other Person or (2) any other Intellectual Property of any other Person; and (B) since December 31, 2021, there has been no Action instituted or threatened in writing against any NV5 Entity alleging infringement, misappropriation or other violation of any Intellectual Property of another Person or challenging the ownership, validity or enforceability of any NV5 Intellectual Property;

(ii) (A) no Person is infringing, misappropriating or otherwise violating, or since December 31, 2021, has infringed, misappropriated, or otherwise violated, any NV5 Intellectual Property and (B) since December 31, 2021, no NV5 Entity has instituted or threatened in writing any Actions against any Person alleging any infringement, misappropriation or other violation of any such NV5 Intellectual Property;

(iii) each NV5 Entity takes and has taken commercially reasonable actions to protect the confidentiality of Trade Secrets included in the NV5 Intellectual Property;

(iv) all current and former officers and employees of, and consultants and independent contractors to, the NV5 Entities whose duties to the NV5 Entities reasonably contemplate or contemplated access to Trade Secrets included in the NV5 Intellectual Property have executed a valid and enforceable written agreement with the applicable NV5 Entity agreeing to protect the confidentiality of Trade Secrets included in the NV5 Intellectual Property;

(v) all current and former officers and employees of, and consultants and independent contractors to, the NV5 Entities whose duties to the NV5 Entities reasonably contemplate or contemplated the development of Intellectual Property (other than copyright rights in works of authorship authored by employees within the scope of their employment) have executed a valid and enforceable written agreement with the applicable NV5 Entity that assigns to such NV5 Entity all of such Person’s rights, title and interest in and to any and all NV5 Intellectual Property such Person contributed to the creation or development of, and, to the extent applicable, irrevocably waives such Person’s moral rights in, such Intellectual Property;

(vi) no NV5 Intellectual Property is subject to any Contract containing any covenant or other provision that limits or restricts in any manner, taken as a whole, the ability of the NV5 Entities: (A) to make, use, import, sell, offer for sale or promote any products or services made available by or on behalf of the NV5 Entities, and any products or services currently being developed (or already developed) by or for the NV5 Entities, anywhere in the world; or (B) to use, exploit, assert or enforce any of the NV5 Intellectual Property anywhere in the world;

Annex A-26

(vii) (A) each NV5 Entity takes and has taken commercially reasonable actions to maintain the operation of NV5 Software and NV5 IT Assets, including by implementing written information security policies that comply with applicable Laws, reasonable disaster recovery incident response plans with respect to such NV5 IT Assets, and (B) since December 31, 2021, there has been no failure in, or disruptions of, any NV5 Software or any NV5 IT Assets that has not been fully remedied; and

(viii) (A) the NV5 IT Assets are sufficient for the conduct of the businesses of the NV5 Entities, taken as a whole, as currently conducted, (B) no Software that is distributed as “open source software” or under a similar licensing or distribution model, including, but not limited to, the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL) or GNU Affero General Public License (AGPL) (collectively, “Open Source Software”) is a component of, has been incorporated into, linked to or distributed with any NV5 Software by or on behalf of any NV5 Entity in a manner that would (1) either currently or upon its distribution, require any NV5 Software (in whole or in part) to be licensed, sold or disclosed in source code form, (2) grant the right to make modifications or derivative works of any NV5 Software (in whole or in part), or (3) impose a requirement or condition that any NV5 Software be redistributable at no charge, (C) the NV5 Software does not contain any device or feature that disrupts, disables, or otherwise impairs the functioning of any such NV5 Software (except as part of the intended functionality of such NV5 Software) or any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device” or other code or routines that permit unauthorized access, use, disablement or erasure of such NV5 Software, NV5 IT Assets or information or other data (or all parts thereof) or other Software or information technology assets of duly authorized users of such NV5 Software, and (D) the NV5 IT Assets have been reasonably maintained and tested for vulnerabilities with necessary patches and updates applied where appropriate.

(e) Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in a NV5 Material Adverse Effect, no source code for any NV5 Software (i) has been provided, licensed or made available to any customer, business partner, escrow agent or other Person except to employees and third-party Software developers of a NV5 Entity solely for use, modification, creation of derivative works and/or disclosure in connection with their employment or engagement with such NV5 Entity, or (ii) is subject to any duty or obligation (whether present, contingent, or otherwise) of any NV5 Entity to deliver, license, or make available any such source code to any customer, business partner, escrow agent or other Person.

Section 3.17 Data Protection and Privacy.

(a) Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in a NV5 Material Adverse Effect:

(i) each NV5 Entity maintains, and since December 31, 2021, has adopted, implemented and maintained a data privacy and security compliance program that complies with all applicable Privacy/Cybersecurity Requirements, that is designed to protect NV5 IT Assets and Personal Information against threats and hazards to their security and the unauthorized use or disclosure thereof, and that includes commercially reasonable plans, policies, procedures and administrative, technical and physical safeguards designed to protect such NV5 IT Assets, Personal Information, and other data;

(ii) the NV5 Entities are, and since December 31, 2021, have been, in compliance with all Privacy/Cybersecurity Requirements;

(iii) since December 31, 2021, (A) no Person has (1) gained unauthorized access, including any such access reportable to a Governmental Authority or affected Person under applicable Law, to any Personal Information transmitted to or from, processed by or stored on any NV5 IT Assets, or otherwise possessed or controlled by or for the NV5 Entities, or (2) used, accessed or disclosed any such Personal Information or NV5 IT Assets for any illegal or unauthorized purpose and (B) no NV5 Entity has received any written notice of any claims from, and there have been no Actions instituted or threatened in writing (including any investigation) by, any Governmental Authority or any other Person alleging any violation, breach or compromise of any Personal Information, or any violation or breach of any Privacy/Cybersecurity Requirements;

Annex A-27

(iv) without limiting the foregoing in this Section 3.17, since December 31, 2021, (A) no breach, unauthorized access or other noncompliance related to Privacy/Cybersecurity Requirements has occurred related to any Personal Information that is Processed or otherwise possessed by a NV5 Entity, (B) no information security or privacy breach event has occurred that has resulted in, or would require, notification by or on behalf of a NV5 Entity to any Governmental Authority or other Person under any Privacy/Cybersecurity Requirements, and (C) no NV5 Entity is or has been in violation, breach or default of any Contracts with respect to the Processing of NV5 IT Assets or Personal Information; and

(v) since December 31, 2021, the NV5 Entities have not provided or authorized access or rights to any Personal Information Processed or otherwise possessed by or for the NV5 Entities to any Persons for use outside the Ordinary Course of Business.

(b) Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in a NV5 Material Adverse Effect, (i) the consummation of the transactions contemplated hereby shall not cause the NV5 Entities to be in breach or other violation of any Privacy/Cybersecurity Requirements and (ii) NV5 is not subject to any Privacy/Cybersecurity Requirements that, after the Closing, would prohibit the NV5 Entities from receiving and/or using any Personal Information in substantially the same manner as prior to the Closing.

Section 3.18 Insurance. Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in a NV5 Material Adverse Effect: (a) all NV5 Insurance Policies are in full force and effect, without material impairments of limits, and no NV5 Entity is in breach of or default under any NV5 Insurance Policy and no event has occurred that, with or without notice or lapse of time, or both, would be a breach of or a default under any NV5 Insurance Policy; (b) since December 31, 2021, each NV5 Entity has been continuously insured with recognized insurers or has self-insured in such amounts and related to such risks and losses as are required by applicable Law and any NV5 Material Contract and as are customary for comparable companies in the United States conducting the businesses conducted by such NV5 Entity; (c) since December 31, 2021, no NV5 Entity has received any written communication notifying it of any (i) cancellation or invalidation of any NV5 Insurance Policy, (ii) denial of any coverage or rejection of any claim under any NV5 Insurance Policy or (iii) adjustment in the amount of the premiums payable under any NV5 Insurance Policy; and (d) there is no Action pending by any NV5 Entity against any insurance carrier under any NV5 Insurance Policy. The assets and properties of the NV5 Entities are insured with financially sound and reputable insurance companies that are not Affiliates of any NV5 Entity, in such amounts, with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar properties in localities where the applicable NV5 Entity operates.

Section 3.19 Key Vendors and Key Clients. Section 3.19(a) of the NV5 Disclosure Schedule lists the fifteen (15) largest vendors, service providers and other suppliers (including independent contractors) of the NV5 Entities, taken as a whole, measured by amounts paid by the NV5 Entities, taken as a whole, during the fiscal year ended December 31, 2024 (each, a “NV5 Key Vendor”). Section 3.19(b) of the NV5 Disclosure Schedule lists the fifteen (15) largest clients and customers of the NV5 Entities, taken as a whole (excluding the counterparty to the NV5 Key Government Contracts), measured by annual net revenues attributable to such clients by the NV5 Entities, taken as a whole, during the fiscal year ended December 31, 2024 (each, a “NV5 Key Client”). As of the date hereof, no NV5 Key Vendor or NV5 Key Client has notified any NV5 Entity (or any of their respective Representatives) in writing that it intends to terminate its business relationship with such NV5 Entity.

Section 3.20 Broker’s Fees. Except for Roth Capital Partners and Robert W. Baird Co. Incorporated (“Baird”), the fees and expenses of which shall be paid by NV5 under NV5’s engagement letter therewith, none of the NV5 Entities or their Affiliates, officers or directors has engaged or otherwise agreed to compensate any financial advisor, broker or finder or incurred any Liability for any financial advisory, broker’s, agent’s, finders’ or other similar fees, commission or charge in connection with any transaction contemplated hereby.

Section 3.21 Opinion of Robert W. Baird Co. Incorporated. The NV5 Board has received the opinion of Baird that, as of the date of such opinion and subject to the assumptions and limitations therein, the Merger Consideration to be received by the holders of Converted Shares pursuant to this Agreement is fair, from a financial point of view, to such holders and, as of the date hereof, such opinion has not been modified or withdrawn. A signed copy of such opinion will be made available to Acuren solely for informational purposes on or promptly following the date of this Agreement (it being understood that Acuren and its Affiliates shall not be entitled to rely on such opinion).

Annex A-28

Article IV.
REPRESENTATIONS AND WARRANTIES OF ACUREN AND MERGER SUBS

Except as disclosed in (x) the Acuren SEC Documents filed with the SEC at least two (2) Business Days prior to the date hereof, to the extent reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein (excluding, in each case, any risk factor disclosure that is contained solely in any “Risk Factors” section of any such Acuren SEC Document or any disclosure in any “qualitative and quantitative disclosure about market risk” section, any “forward-looking statements” or similar disclaimer or any other disclosure included in any such Acuren SEC Document that is predictive or forward-looking in nature), or (y) subject to Section 8.13(k), the Acuren Disclosure Schedule, Acuren and Merger Subs represent and warrant to NV5 as follows:

Section 4.1 Organization; Good Standing; Corporate Power; Acuren Subsidiaries.

(a) Each of Acuren, Merger Sub I and Merger Sub II is a corporation duly incorporated, validly existing and in good standing in accordance with the Laws of the State of Delaware. Each of Acuren and each Merger Sub has the requisite entity power and authority to own or lease, as applicable, and operate its assets and to carry on its businesses as currently conducted. Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in an Acuren Material Adverse Effect and would not reasonably be expected, individually or in the aggregate, to prevent, materially delay or materially impede Acuren’s and Merger Subs’ ability to consummate the Mergers or any of the other transactions contemplated hereby, each of Acuren and each Merger Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its assets makes such qualification or licensing necessary.

(b) Correct and complete copies of Acuren’s Constituent Documents that are in effect on the date hereof are available on the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) database, or have been made available to NV5, prior to the date hereof, and such Constituent Documents are in full force and effect and Acuren is not in violation, in any material respect, of any of its Constituent Documents.

(c) Section 4.1(c) of the Acuren Disclosure Schedule lists all of Acuren’s Subsidiaries as of the date hereof (other than Merger Sub I and Merger Sub II), including each such Acuren Subsidiary’s jurisdiction of incorporation, formation or organization. Each such Acuren Subsidiary is a corporation duly incorporated or a limited liability company, partnership or other entity duly organized or formed, is validly existing and in good standing in accordance with the Laws of the jurisdiction of its incorporation, formation or organization, as the case may be, and has the requisite corporate or other entity power and authority, as the case may be, to own, lease and operate its assets and to carry on its businesses as currently conducted, except where the failure to be so duly incorporated, duly organized or formed, validly existing and in good standing has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, an Acuren Material Adverse Effect. Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in an Acuren Material Adverse Effect or would not reasonably be expected, individually or in the aggregate, to prevent, materially delay or materially impede Acuren’s and Merger Subs’ ability to consummate the Mergers or any of the other transactions contemplated hereby, each such Acuren Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its assets makes such qualification or licensing necessary.

(d) Prior to the date hereof, Acuren has made available to NV5 correct and complete copies of each Acuren Subsidiary’s Constituent Documents that are in effect on the date hereof. Each Acuren Subsidiary’s Constituent Documents are in full force and effect, and no Acuren Subsidiary is in violation, in any material respect, of any of its Constituent Documents.

Section 4.2 Acuren and Merger Subs Capitalization; Operations of Merger Subs.

(a) The authorized capital stock of Acuren consists of (i) 500,000,000 shares of Acuren Common Stock and (ii) 5,000,000 shares of preferred stock, par value $0.0001 per share (the “Acuren Preferred Stock”). The authorized capital stock of Merger Sub I consists of 1,000 shares of Merger Sub I Common Stock, and the authorized capital stock of Merger Sub II consists of 1,000 shares of Merger Sub II Common Stock. Acuren owns all of the issued and outstanding shares of Merger Sub I Common Stock, free and clear of any Lien thereon, and Acuren owns all of the issued and outstanding Merger Sub II Common Stock, free and clear of any Lien thereon.

Annex A-29

(b) As of the close of business on the Capitalization Date, there were (i) 121,476,215 shares of Acuren Common Stock issued and outstanding, (ii) no shares of Acuren Common Stock owned by Acuren as treasury stock, (iii) 3,062,250 shares of Acuren Common Stock related to outstanding restricted stock units (RSUs), (iv) warrants (“Acuren Warrants”) to purchase an aggregate of 4,566,219 shares of Acuren Common Stock, (v) options (“Acuren Options”) to purchase an aggregate of 125,000 shares of Acuren Common Stock, and (vi) 1,000,000 shares of Acuren Preferred Stock, designated “Series A Preferred Stock” (the “Acuren Series A Preferred Stock”), issued or outstanding. Since the Capitalization Date through the date hereof, Acuren has not issued or granted any Acuren Equity Awards, and Acuren has not issued any shares of Acuren Preferred Stock or Acuren Common Stock, except in satisfaction of the vesting, exercise or settlement of (in each case, as required under their respective terms) any Acuren Equity Awards, Acuren Warrants or Acuren Options that were outstanding as of the close of business on the Capitalization Date (such shares of Acuren Common Stock, together with the outstanding Equity Securities of Acuren described by the foregoing clauses (i)–(vi), the “Outstanding Acuren Equity Securities”). All of the issued and outstanding shares of Acuren Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive or other antidilutive rights. Except for the Outstanding Acuren Equity Securities, as of the Capitalization Date, no Equity Securities of Acuren are issued or outstanding. As of the date hereof, there are no accrued or declared, and unpaid, dividends or dividend equivalents on any Equity Securities of Acuren.

(c) Except for acquisitions, or deemed acquisitions, of Acuren Common Stock or other Equity Securities of Acuren in connection with (i) required Tax withholding in connection with the vesting of Acuren Equity Awards and (ii) forfeitures of Acuren Equity Awards, no Acuren Entity has any obligation to repurchase, redeem or otherwise acquire any Equity Securities of any Acuren Entity.

(d) There is no Indebtedness of any Acuren Entity providing any holder thereof with the right to vote (or convertible into, or exchangeable for, Equity Securities providing the holder thereof with the right to vote) on any matters on which any holder of Equity Securities of any Acuren Entity may vote. There are no stockholder agreements, voting trusts or similar Contracts, agreements or arrangements to which any Acuren Entity is a party or otherwise bound, governing, regulating, granting rights to, imposing restricting on, or otherwise relating to, voting of and/or investment in any shares or other Contracts governing, regulating, restricting or otherwise relating to the voting and/or disposition of any shares of Acuren Common Stock or other Equity Securities of any Acuren Entity.

(e) Acuren owns, directly or indirectly through one or more Acuren Entities, all of the outstanding Equity Securities of each Acuren Subsidiary, in each case, free and clear of any Lien thereon (other than Permitted Liens). All outstanding Equity Securities of each Acuren Subsidiary have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive or other antidilutive rights. Except for the outstanding Equity Securities of each Acuren Subsidiary, no Acuren Entity owns any Equity Securities of any Person (other than the Acuren Entities). No Acuren Entity is obligated to make any loan, capital contribution, guarantee, credit support or enhancement or other investment in any Person.

(f) Since its date of incorporation, neither Merger Sub has carried on any business or conducted any operations except in connection herewith and with the transactions contemplated hereby.

Section 4.3 Authority; Execution and Delivery; Enforceability; State Takeover Statutes.

(a) Each of Acuren and each Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform or comply with its covenants, obligations and agreements hereunder. Each of Acuren’s and each Merger Sub’s execution and delivery hereof, performance of and compliance with its covenants and agreements hereunder and consummation of the transactions contemplated hereby have been duly authorized by all necessary entity action on the part of Acuren (subject to obtaining the Acuren Stockholder Approval) and each Merger Sub (other than the adoption of this Agreement by Acuren, in its capacity as the sole stockholder of Merger Sub I and Merger Sub II). Each of Acuren and each Merger Sub has duly executed and delivered this Agreement and, assuming NV5’s respective due authorization, execution and delivery hereof, this Agreement is Acuren’s and Merger Subs’ respective legal, valid and binding obligation, enforceable against them in accordance with the terms hereof, except as limited by the Bankruptcy and Equitable Exceptions. Neither Acuren nor any of its “affiliates” or “associates” (as defined in Section 203 of the DGCL) is, or at any time during the three (3) years prior to and including the date hereof has been, an “interested stockholder” (as defined in Section 203 of the DGCL) of NV5. No

Annex A-30

restrictions on business combinations in any Takeover Laws are applicable to the Mergers or the other transactions contemplated hereby. Acuren is not a party to any stockholder rights plan, “poison pill,” antitakeover plan or other similar agreement or device that is applicable to the First Merger.

(b)

(i) The Acuren Board unanimously adopted resolutions (A) approving and declaring advisable this Agreement and the consummation of the Mergers, the Acuren Stock Issuance and the other transactions contemplated hereby, (B) determining that the terms hereof, the Mergers, the Acuren Stock Issuance and the other transactions contemplated hereby are fair to, and in the best interests of, Acuren and the Acuren Stockholders, and (C) recommending that the Acuren Stockholders approve the Acuren Stock Issuance (such recommendation, the “Acuren Recommendation”).

(ii) The Merger Sub I Board unanimously adopted resolutions (A) approving and declaring advisable this Agreement and the consummation of the Mergers and the other transactions contemplated hereby, (B) determining that the terms hereof, the Mergers and the other transactions contemplated hereby are fair to, and in the best interests of, Merger Sub I and Acuren (in its capacity as sole stockholder of Merger Sub I), (C) directing that this Agreement be submitted to Acuren (in its capacity as sole stockholder of Merger Sub I) for adoption and (D) resolving to recommended that Acuren (in its capacity as sole stockholder of Merger Sub I) adopt this Agreement.

(iii) The Merger Sub II Board unanimously adopted resolutions (A) approving and declaring advisable this Agreement and the consummation of the Second Merger and the other transactions contemplated hereby, (B) determining that the terms hereof, the Second Merger and the other transactions contemplated hereby are fair to, and in the best interests of, Merger Sub II and Acuren (in its capacity as sole stockholder of Merger Sub II), (C) directing that this Agreement be submitted to Acuren (in its capacity as sole stockholder of Merger Sub II) for adoption and (D) resolving to recommended that Acuren (in its capacity as sole stockholder of Merger Sub II) adopt this Agreement.

(iv) Effective immediately following the execution and delivery hereof, Acuren, as the sole stockholder of Merger Sub I, has adopted this Agreement and approved the transactions contemplated hereby, including the Mergers. Acuren, as the sole stockholder of Merger Sub II, has adopted this Agreement and approved the transactions contemplated hereby, including the Second Merger, to become effective following the First Merger.

None of the resolutions referenced in this Section 4.3(b) have been rescinded, modified or withdrawn in any way as of the date hereof.

(c) The approval by the affirmative vote of the holders of a majority of the shares of Acuren Common Stock entitled to vote thereon at the Acuren Stockholders Meeting (the “Acuren Stockholder Approval”) is the only approval of holders of any shares of capital stock of Acuren necessary to approve the Acuren Stock Issuance. The approval of Acuren, as the sole stockholder of Merger Sub I, is the only approval of holders of any shares of Merger Sub I Common Stock necessary to adopt this Agreement and approve the Mergers or the other transactions contemplated hereby. The approval of Acuren, as the sole stockholder of Merger Sub II, is the only approval of holders of any shares of Merger Sub II Common Stock necessary to adopt this Agreement and approve the Second Merger or the other transactions contemplated hereby. Other than the approvals in this Section 4.3, no approval or proceeding on the part of any holder of Acuren Common Stock or Acuren Entity is necessary to approve this Agreement, the Mergers or the Acuren Stock Issuance or consummate the transactions contemplated hereby.

Section 4.4 No Conflicts; Consents and Approvals.

(a) Each of Acuren’s and each Merger Sub’s execution and delivery hereof does not, each of Acuren’s and each Merger Sub’s performance of its covenants, obligations and agreements hereunder will not, and the consummation of the transactions contemplated hereby will not, (i) conflict with or violate the Constituent Documents of any Acuren Entity, (ii) subject to making the Filings and obtaining the Consents contemplated by Section 4.4(b), obtaining the NV5 Stockholder Approval and the Acuren Stockholder Approval and Acuren’s adoption hereof, in its capacity as the sole stockholder of Merger Sub I and Merger Sub II, violate any applicable Law or Order or (iii) breach, violate, conflict with, result in the loss of any benefit under, be a default (or an event that, with or without notice or lapse of time, or both, would be a default) under, result in the termination, vesting, cancellation or amendment of or a right

Annex A-31

of termination, cancellation or amendment under, accelerate the performance required by, constitute a change of control, require notice or consent or approval under, or result in the creation of any Lien on any of the respective properties or assets of an Acuren Entity under, any Contract or Permit to which any Acuren Entity is a party or by which any asset or property of an Acuren Entity is bound or affected, except, in the case of the foregoing clauses (ii) and (iii), as would not reasonably be expected to result in, individually or in the aggregate, an Acuren Material Adverse Effect or otherwise prevent, materially delay or materially impede Acuren’s ability to consummate the First Merger or any of the other transactions contemplated hereby.

(b) Each of Acuren’s and each Merger Sub’s execution and delivery hereof does not, each of Acuren’s and Merger Subs’ performance of and compliance with its covenants, obligations and agreements hereunder will not, and the consummation of the transactions contemplated hereby will not, require any Acuren Entity to make any Filing with or to, or to obtain any Consent of, any Governmental Authority, except: (i) the filing with the SEC of the Form S-4; (ii) the filing and recordation of the First Certificate of Merger and the Second Certificate of Merger with the Secretary of State of the State of Delaware; (iii) the Filings required by the Exchange Act, the Securities Act and the rules and regulations of Nasdaq and/or NYSE; (iv) the HSR Clearance and the Filings required by the HSR Act for the transactions contemplated hereby; and (v) any other Filing with or to, or other Consent of, any Governmental Authority, the failure of which to make or obtain would not reasonably be expected to result in, individually or in the aggregate, an Acuren Material Adverse Effect or otherwise prevent, materially delay or materially impede Acuren’s ability to consummate the First Merger or any of the other transactions contemplated hereby.

Section 4.5 SEC Documents; Financial Statements; Related-Party Transactions; Undisclosed Liabilities.

(a) Since the date on which Acuren became subject to the periodic reporting requirements of the Exchange Act (the “Acuren SEC Registration Date”), Acuren has filed with or furnished to the SEC all reports, schedules, forms, statements, registration statements, prospectuses and other documents (including all exhibits and financial statements required to be filed or furnished therewith and any other document or information required to be incorporated therein) required by the Securities Act or the Exchange Act to be filed or furnished by Acuren with the SEC since the Acuren SEC Registration Date, together with all certifications required pursuant to the Sarbanes-Oxley Act (together with any documents filed with or furnished to the SEC during such period by Acuren to the SEC on a voluntary basis, but excluding the Form S-4, the “Acuren SEC Documents”). As of its respective date or, if amended or supplemented, as of the date of the last such amendment or supplement, each Acuren SEC Document complied when filed or furnished (or, if applicable, when amended or supplemented) in all material respects with the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and other rules and regulations of the SEC promulgated thereunder, and none of the Acuren SEC Documents when filed or furnished (or, in the case of a registration statement filed under the Securities Act, at the time it was declared effective or subsequently amended or supplemented) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No Acuren Subsidiary is, or has at any time since the Acuren SEC Registration Date, been, subject to the periodic reporting requirements of the Exchange Act or is or has been otherwise required to file any report, schedule, form, statement, registration statement, prospectus or other document with the SEC.

(b) The consolidated financial statements of Acuren included in the Acuren SEC Documents (including, in each case, any notes or schedules thereto) (the “Acuren SEC Financial Statements”) (i) have been prepared from the books and records of the Acuren Entities, which have been maintained in accordance with GAAP, (ii) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim financial statements, as may be permitted by Form 10-Q and Regulation S-X under the Securities Act, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments) and (iii) present fairly, in all material respects, the Acuren Entities’ consolidated financial position as at the respective dates thereof and the Acuren Entities’ consolidated results of operations and consolidated stockholders’ equity and consolidated cash flows for the respective periods indicated, in each case, in conformity with GAAP (except as may be indicated in the notes thereto and except, in the case of the unaudited interim financial statements, as may be permitted by Form 10-Q and Regulation S-X under the Securities Act, including normal and recurring year-end adjustments). Except as required by GAAP and disclosed in the Acuren SEC Documents, since the Acuren SEC Registration Date through the date hereof, Acuren has not made or adopted any material change in its accounting methods, practices or policies.

Annex A-32

(c) Acuren is, and since the Acuren SEC Registration Date, has been, in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. Acuren is, and since the date on which the Acuren Common Stock was uplisted to NYSE (the “Acuren NYSE Uplisting Date”), has been, in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NYSE. Acuren has established and maintains a system of internal control over financial reporting (within the meaning of Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that is designed to provide reasonable assurance about the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Acuren Entities, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Acuren Entities are being made only in accordance with appropriate authorizations of Acuren’s management and the Acuren Board and (iii) provide reasonable assurance about prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Acuren Entities that could have a material effect on the financial statements. Acuren has established and maintains a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) designed to ensure that information required to be disclosed by Acuren in the Acuren SEC Documents is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that all such information is accumulated and communicated to Acuren’s management as appropriate to allow timely decisions about required disclosure and to make the certifications required pursuant to Section 302 and Section 906 of the Sarbanes-Oxley Act. Acuren has disclosed to Acuren’s outside auditors and the audit committee of the Acuren Board (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) which are reasonably likely to adversely affect Acuren’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves Acuren’s management or other employees who have a significant role in Acuren’s internal control over financial reporting. There are no “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of Acuren’s internal controls and procedures that would reasonably be expected to adversely affect Acuren’s ability to record, process, summarize and report financial data. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC’s staff related to any Acuren SEC Documents, there is no material correspondence between the SEC and Acuren since the Acuren SEC Registration Date that is not set forth in the Acuren SEC Documents or that has not otherwise been disclosed to NV5 prior to the date hereof, to Acuren’s Knowledge, none of the Acuren SEC Documents is the subject of ongoing SEC review and there are no internal investigations or, to Acuren’s Knowledge, any formal or informal SEC inquiries or investigations or other inquiries or investigations by Governmental Authorities that are pending or threatened in writing, in each case under this sentence, related to any accounting practices of any Acuren Entity.

(d) Since December 31, 2024, no Acuren Entity or, to Acuren’s Knowledge, any of their respective Representatives has received any bona fide material complaint, allegation, assertion or claim, whether written or oral, related to the accounting or auditing practices, procedures, methodologies or methods of any Acuren Entity or their respective internal accounting controls, including any bona fide material complaint, allegation, assertion or claim that any Acuren Entity has engaged in questionable accounting or auditing practices.

(e) No Acuren Entity is, or proposes to be, a party to any Contract, arrangement or transaction with (i) any Affiliate (except for any Acuren Entity), including any director or officer, of any Acuren Entity, or (ii) any Affiliate of, or any “associate” or any member of the “immediate family” (as such terms are defined in Rules 12b-2 and 16a-1 under the Exchange Act) of, any such Affiliate, in each case, that is required to be disclosed by Acuren under Item 404 of Regulation S-K under the Exchange Act.

(f) No Acuren Entity has any Liabilities, except (i) as disclosed and reflected or reserved against in the most recent audited balance sheet included in the Acuren SEC Financial Statements or the notes thereto, (ii) for any Liability (except for any Liability for any breach of Contract or breach of warranty, tort or violation of Law or related to any Action) incurred in the Ordinary Course of Business since the date of the most recent audited balance sheet included in the Acuren SEC Financial Statements, (iii) for Liabilities incurred in connection with the transactions contemplated by this Agreement, (iv) for any Liability incurred as expressly permitted or required under the terms of this Agreement, and (v) for any Liability that is not and would not reasonably be expected to result in, individually or in the aggregate, an Acuren Material Adverse Effect. No Acuren Entity is a party to, or has committed or undertaken to become party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement related to any transaction or relationship between or among any

Annex A-33

Acuren Entity, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any material “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), in each case, that is required to be disclosed pursuant to Item 303(a) of Regulation S-K under the Exchange Act.

Section 4.6 Absence of Certain Changes or Events. Since December 31, 2024, through the date hereof, (a) except for Acuren’s negotiation of, and entry into, this Agreement, the Acuren Entities have conducted their businesses in the Ordinary Course of Business in all material respects, (b) none of the Acuren Entities has taken any action that would have required NV5’s consent pursuant to Section 5.2 had the covenant applied since December 31, 2024 and (c) neither an Acuren Material Adverse Effect nor any event, change, effect, development, state of facts, condition, circumstance or occurrence that would reasonably be expected to result, individually or in the aggregate, in an Acuren Material Adverse Effect has occurred.

Section 4.7 Actions. Except for Actions or Orders that have not resulted, and would not reasonably be expected to result, individually or in the aggregate, in an Acuren Material Adverse Effect or materially and adversely affect Acuren’s ability to perform or comply with its covenants, obligations and agreements hereunder or the consummation of the transactions contemplated hereby, (a) there are, and since December 31, 2021 have been, no Actions pending or, to Acuren’s Knowledge, threatened against any Acuren Entity or any officer or director thereof (solely in their respective capacity as such), whether at law or in equity, or before or by any Governmental Authority, and (b) none of the Acuren Entities or any of their respective officers or directors (solely in their respective capacity as such) are, and since December 31, 2021 have been, subject to any outstanding Order.

Section 4.8 Compliance with Laws; Permits.

(a) Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in an Acuren Material Adverse Effect: (i) each Acuren Entity is, and since December 31, 2021 has been, in compliance with all applicable Laws; (ii) since December 31, 2021, no Acuren Entity has received any written notice alleging that any Acuren Entity has violated any applicable Law that has not been resolved; and (iii) no event has occurred which, with or without the giving of notice, lapse of time or both, would constitute a default or violation by any Acuren Entity under any applicable Law.

(b) Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in an Acuren Material Adverse Effect:

(i) each Acuren Entity holds, and since December 31, 2021, has held, all Permits necessary for the lawful conduct of its business and the ownership, use, operation and maintenance of their assets as currently conducted, operated and maintained, and all such Permits are and have been valid, subsisting and in full force and effect;

(ii) each Acuren Entity is, and since December 31, 2021, has been, in compliance with all such Permits, and no event has occurred that, with or without notice or lapse of time or both, would be a default under or violation of any such Permit;

(iii) there is no, and since December 31, 2021, has been no, Action pending or, to Acuren’s Knowledge, threatened that asserts any violation of any such Permit or seeks the revocation, cancellation, suspension, limitation or adverse modification of any such Permit; and

(iv) no Acuren Entity has, since December 31, 2021, received any written notice alleging that any Acuren Entity is not in compliance with, or has violated, any such Permit, notifying any Acuren Entity of the revocation or withdrawal of any such Permit or imposing any condition, limitation, modification, amendment, cancellation or termination of any such Permit.

(c) Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in an Acuren Material Adverse Effect:

(i) (A) the Acuren Entities and all of their respective officers, directors, and employees, are, and since December 31, 2021, have been, in compliance with all applicable Anti-Money Laundering Laws, International Trade Laws and Sanctions, (B) there are no, and since December 31, 2021, have been no, Actions pending or, to Acuren’s Knowledge, threatened in writing against (or internal investigations by)

Annex A-34

any Acuren Entity or any officer, director, or employee thereof in his, her or its capacity as such, in each case, related to any Anti-Money Laundering Laws, International Trade Laws or Sanctions, and (C) since December 31, 2021, the Acuren Entities have held all material Permits or other authorizations required for the export, re-export, transfer or import in accordance with the International Trade Laws and Sanctions;

(ii) none of the Acuren Entities or any of their respective officers, directors or employees in his, her or its capacity as such, (A) is a Sanctioned Person or otherwise a Person with whom transactions are prohibited under any International Trade Laws or Sanctions, (B) has been organized, operated, or resided in, or had any transactions, business or financial dealings that benefited or involved, directly or indirectly, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, or any other country, territory, region or Person subject to Sanctions;

(iii) since December 31, 2021, none of the Acuren Entities or any of their respective officers, directors, or employees in his, her or its capacity as such has offered or given money or a thing of value to (A) any official or employee of a Governmental Authority, any political party or official thereof or any candidate for political office or (B) any other Person, in each case, while knowing that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any official or employee of a Governmental Authority, any political party or official thereof or candidate for political office, in each case, in violation of any Anti-Bribery Law; and

(iv) there are no, and since December 31, 2018, have been no, Actions pending or threatened in writing against (or internal investigations by) any Acuren Entity or any officer, director, or employee thereof in his, her or its capacity as such, in each case, related to any Anti-Bribery Laws.

Section 4.9 Employee Benefit Plans; ERISA.

(a) Section 4.9(a) of the Acuren Disclosure Schedule lists all of the material Acuren Benefit Plans in effect as of the date hereof. For each material Acuren Benefit Plan, prior to the date hereof, Acuren has made available to NV5 correct and complete copies or forms of the following, as applicable: (i) all such Acuren Benefit Plans (including all amendments thereto) to the extent in writing; (ii) written summaries of any such Acuren Benefit Plan that is not in writing; (iii) all related trust agreements, insurance contracts or other funding vehicles; (iv) the two most recent annual reports (Form 5500) filed with the Internal Revenue Service and two most recent actuarial reports and financial statements; (v) the non-discrimination testing results for the two most recently completed plan years; (vi) the most recent determination or opinion letter from the Internal Revenue Service; (vii) the most recent summary plan description and any summaries of material modification; and (viii) any non-routine material correspondence to and/or from any Governmental Authority with respect to any Acuren Benefit Plan within the past three years.

(b) Each Acuren Benefit Plan that is intended to be qualified under Section 401(a) of the Code, and each trust that is related to an Acuren Benefit Plan and intended to be tax-exempt under Section 501(a) of the Code, has received a favorable determination or opinion letter from the Internal Revenue Service regarding its tax-qualified status and tax-exemption, respectively, and to Acuren’s Knowledge, nothing has occurred that would adversely affect any such qualification or tax exemption of any such Acuren Benefit Plan or related trust. Each Acuren Benefit Plan and any related trust complies in all respects, and has been established and administered in compliance in all respects, with its terms and with ERISA, the Code and other applicable Laws, in each case, except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in an Acuren Material Adverse Effect.

(c) Since December 31, 2021, none of the Acuren Entities nor any of its ERISA Affiliates have maintained, sponsored, participated in or contributed to (or been obligated to maintain, sponsor, participate in or contribute to): (i) a plan which is subject to Section 412 of the Code or Section 302 or Title IV of ERISA; (ii) a Multiemployer Pension Plan; (iii) a multiple employer plan as described in Section 413(c) of the Code; or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. No Acuren Entity has any current or contingent liability or obligation related to any “employee benefit plan” (as defined in Section 3(3) of ERISA) as a consequence of at any time being considered a single employer under Section 414 of the Code with any other Person.

Annex A-35

(d) Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in an Acuren Material Adverse Effect, since December 31, 2021, (i) all contributions required to be made with respect to any Multiemployer Pension Plan on or prior to the Closing Date have been timely made, (ii) no Acuren Entity has made or suffered a “complete withdrawal” or a “partial withdrawal,” as such terms are respectively defined in Sections 4203 and 4205 of ERISA, from any such Multiemployer Pension Plan (or any liability resulting therefrom has been satisfied in full), and (iii) no Acuren Entity has any contingent Liability under Section 4204 of ERISA.

(e) None of the Acuren Entities or, to Acuren’s Knowledge, any other Person has engaged in any breach of fiduciary responsibility or any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) with respect to an Acuren Benefit Plan to which Section 406 of ERISA or Section 4975 of the Code applies and which could subject Acuren or any of its ERISA Affiliates to any tax or penalty on prohibited transactions imposed by Section 4975 of the Code, in each case, except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in an Acuren Material Adverse Effect.

(f) No material Acuren Benefit Plan is maintained outside the jurisdiction of the United States or covers any employees or other service providers of any Acuren Entity who reside or work outside of the United States on behalf of any Acuren Entity.

(g) There are no pending or, to Acuren’s Knowledge, threatened claims (except for routine claims for benefits) by, on behalf of or against any Acuren Benefit Plan or any trust related thereto, and no audit or other proceeding by a Governmental Authority is pending or, to Acuren’s Knowledge, threatened related to any Acuren Benefit Plan, in each case, except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in an Acuren Material Adverse Effect.

(h) Except as required by applicable Law or for any payment or reimbursement of COBRA premiums as part of a severance benefit, no Acuren Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and no Acuren Entity has any obligation to provide such benefits.

(i) Each Acuren Entity and each of its ERISA Affiliates has complied in all material respects with (i) the notice and continuation coverage requirements, and all other requirements, of Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA, and the regulations thereunder, and (ii) the affordability and minimum essential coverage requirements, and all other requirements, of the Patient Protection and Affordable Care Act of 2010, in each case, with respect to each Acuren Benefit Plan that is a group health plan.

(j) Each “nonqualified deferred compensation plan” (as defined in Code Section 409A(d)(1) and applicable regulations) with respect to any Acuren Service Provider and to which any Acuren Entity is a party or otherwise subject has been maintained and operated in compliance with, and the document(s) evidencing such arrangement comply with, the requirements of Section 409A of the Code and regulations and other guidance promulgated thereunder, except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in an Acuren Material Adverse Effect, and no additional Tax under Section 409A of the Code has been or could be incurred by any Acuren Service Provider.

Section 4.10 Labor Matters.

(a) Section 4.10(a) of the Acuren Disclosure Schedule lists all Collective Bargaining Agreements to which an Acuren Entity is a party to or bound by and all Collective Bargaining Agreements that pertain to any of the employees of any Acuren Entity.

(b) Since December 31, 2021, (i) there has been no actual or, to Acuren’s Knowledge, threatened Labor Disputes against or affecting any Acuren Entity or involving an employee of the Acuren Entities, and no such Labor Disputes are pending, (ii) none of the Acuren Entities or any of their employees have committed any unfair labor practice as defined in the National Labor Relations Act in connection with the operation of the businesses of the Acuren Entities, and (iii) no labor union, trade union, labor organization or group of employees of any Acuren Entity has made a pending demand (orally or in writing) for recognition or certification, and there are no union organizing attempts, card signing activity, representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. Except as has not resulted, and would not reasonably be

Annex A-36

expected to result, individually or in the aggregate, in an Acuren Material Adverse Effect, each Acuren Entity (A) is in compliance with any Collective Bargaining Agreement or Law pertaining to labor, employment or employment practices including all Laws regarding worker classification, health and safety, wages and hours, labor relations, employment discrimination, disability rights or benefits, equal opportunity, immigration, worker authorization, plant closures and layoffs, affirmative action, employee leave issues, pay equity, unemployment insurance and workers’ compensation and (B) is not, and has not been since December 31, 2021, a party to any Action alleging a violation of any Collective Bargaining Agreement or Law pertaining to labor, employment or employment practices, nor, to Acuren’s Knowledge, is any such Action pending or threatened.

(c) To Acuren’s Knowledge, no Acuren Service Provider is in material violation of any material term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation: (i) to any Acuren Entity; or (ii) to a former employer of any such Acuren Service Provider, with respect to (A) the right of any such Acuren Service Provider to be employed or engaged by an Acuren Entity or (B) the knowledge or use of trade secrets or proprietary information in connection with such Acuren Service Provider’s employment or engagement by an Acuren Entity.

(d) Acuren has made available to NV5 a true and complete list, as of the date hereof, of each employee of the Acuren Entities, including, for each employee, their respective names, titles, business location, employing entity, current annual salary or hourly rate, date of hire, classification as exempt or non-exempt under applicable state or federal overtime Laws, accrued but unused vacation, visa type (if any), and active or inactive status.

(e) Each of the Acuren Entities is, and since December 31, 2021 has been, in material compliance, with all federal, state and other Laws respecting labor, employment, and employment practices including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, sexual misconduct, civil rights, affirmative action, work authorization, immigration, safety and health, workers compensation, wage payment, retaliation, whistleblowing, disability rights or benefits, equal opportunity, plant closures and layoffs, terminations, fair labor standards, family and medical leave, sick leave, or any other labor and employment-related matters. There are no material Actions against any of the Acuren Entities pending or to Acuren’s Knowledge, threatened, and there have been no Actions against the Acuren Entities for the three (3)-year period ending on the date of this Agreement, under any Law relating to employees or employment practices or with respect to breaches of any such Law.

(f) Within the last three (3) years, none of the Acuren Entities: (i) has been found in violation in any material respect of any Laws relating to employees or other labor-related matters; (ii) is or has been a party to, or otherwise bound by, any material consent decree with, or material citation by, any Governmental Authority relating to current or former employees, officers or directors or employment practices; and (iii) is or has been subject to any material audit or investigation by the National Labor Relations Board, the Equal Employment Opportunity Commission, Occupational Safety and Health Administration, the Department of Labor, U.S. Citizen and Immigration Services, or any comparable Governmental Authority, or subject to material fines, penalties, or assessments associated with such audits or investigations.

(g) Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in an Acuren Material Adverse Effect, since December 31, 2021, each Acuren Entity (i) has fully and timely paid all earned and accrued wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, fees and other compensation that has come due and payable to their respective current or former employees and independent contractors under applicable Law, Contract or policy, (ii) has not incurred any liability as a result of any misclassification of any Person as an independent contractor rather than as an employee or as “exempt” or “nonexempt” from wages, hourly and withholding requirements under applicable Law, and (iii) to Acuren’s Knowledge, is not delinquent in payments to any current or former employees or independent contractors for any services or amounts required to be reimbursed or otherwise paid under applicable Law, Contract or policy.

(h) Since December 31, 2021, none of the Acuren Entities has conducted any “mass layoff” or “plant closing” (each as defined under the WARN Act or any similar applicable state Law). Since December 31, 2021, there have been no layoffs, furloughs or salary or wage reductions by any of the Acuren Entities that triggered a requirement to provide notice under the WARN Act or any similar applicable state law.

Annex A-37

(i) In the last three (3) years, there has been no formal material allegation brought (internally or otherwise) by any current or former employee of, or any current or former independent contractor or consultant to, the Acuren Entities, or by any applicant for employment with the Acuren Entities, that an officer, director, or management employee of the Acuren Entities has engaged in sexual harassment, employment discrimination, or misconduct.

(j) All employees of the Acuren Entities employed in the United States are: (i) United States citizens or lawful permanent residents of the United States; (ii) aliens whose right to work in the United States is unrestricted; or (iii) aliens who have valid, unexpired work authorizations issued by the United States government. Since December 31, 2021, the Acuren Entities have not been the subject of an immigration compliance or employment visit from, been assessed any material fine or penalty by, or been the subject of any material order or directive of, the United States Department of Labor, the United States Department of Justice, the United States Department of Homeland Security, the U.S. Citizen and Immigration Services, or any other similar Governmental Authority.

Section 4.11 Environmental Matters.

(a) Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in an Acuren Material Adverse Effect:

(i) each Acuren Entity is, and since December 31, 2021 has been, in compliance with all applicable Environmental Laws, and no Acuren Entity has received any written communication (whether from a Governmental Authority, citizens group or other third party) alleging the non-compliance of any Acuren Entity with applicable Environmental Laws that remains unresolved;

(ii) each Acuren Entity has obtained all Environmental Permits required for the operation of their businesses, operations and assets, all such Environmental Permits are in full force and effect, no appeal nor any other Action is pending or has been threatened to revoke any such Environmental Permit, and each Acuren Entity is, and since December 31, 2021 has, complied with all terms and conditions of each such Environmental Permit;

(iii) no Environmental Claim is pending or, to Acuren’s Knowledge, threatened against any Acuren Entity, or any Person as to which an Acuren Entity has retained or assumed Liability for such Environmental Claim or provided an indemnity for such Environmental Claim, and no Acuren Entity has contractually agreed to assume from any other Person, or indemnify any other Person for, any Liabilities arising pursuant to Environmental Law;

(iv) Hazardous Materials have not been released and are not present at, on, under, in, or about any of the properties currently or formerly owned, leased or operated by any Acuren Entity in a quantity, manner or condition which would reasonably be expected to (i) require investigation, removal, or remediation by any Acuren Entity under Environmental Laws or otherwise give rise to Liability of any Acuren Entity, (ii) interfere with any Acuren Entity’s continued operations or (iii) impair the fair saleable value of any property of an Acuren Entity;

(v) all Hazardous Materials generated, used, treated, handled or stored at, or transported to or from, any property currently owned or operated by any Acuren Entity have been properly stored, handled, recycled, re-used or disposed of in a manner that has not caused, and would not reasonably be expected to cause, an Acuren Material Adverse Effect;

(vi) there is no site to which any Acuren Entity has transported or arranged for the transport of Hazardous Materials that is the subject of any Environmental Claim or Liability for an Environmental Claim; and

(vii) no Acuren Entity has entered into or agreed to any consent decree, order, or settlement or other agreement, or is subject to any judgment, decree, or order or other agreement, in any judicial, administrative, arbitral, or other forum for dispute resolution, relating to compliance with Environmental Laws or any Liability for an Environmental Claim.

(b) Acuren has made available to NV5 complete and correct copies of all Phase I and Phase II environmental site assessments and other material written reports, studies, inspections and audits in the possession of the Acuren Entities, in each case, relating to the current or former properties or operations of any Acuren Entity.

Annex A-38

Section 4.12 Title to Assets; Real Property.

(a) Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in an Acuren Material Adverse Effect, (i) each Acuren Entity owns good and valid marketable title to, or in the case of leased assets, has valid, binding, enforceable and subsisting leasehold interests in, all tangible, personal and real property assets used in the business of such Acuren Entity as currently conducted, free and clear of any Lien thereon (except for any Permitted Lien), and (ii) each Acuren Entity’s tangible, personal and real property assets (including Acuren Real Property), except for obsolescence in the Ordinary Course of Business, are in good condition, repair and operating condition (subject to ordinary wear and tear), have been maintained, repaired and refurbished in the Ordinary Course of Business and are useable or saleable in the Ordinary Course of Business.

(b) Prior to the date hereof, Acuren has made available to NV5 a complete and correct list of the physical addresses of each material real property owned in fee simple by any Acuren Entity (together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, collectively, the “Acuren Owned Real Property”). Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in an Acuren Material Adverse Effect, the applicable Acuren Entity owns marketable fee simple title to each parcel of Acuren Owned Real Property, free and clear of any Liens thereon (except for any Permitted Liens).

(c) Prior to the date hereof, Acuren has made available to NV5 a complete and correct list of each material real property leased, subleased, sub-subleased, licensed or otherwise occupied, or used, by an Acuren Entity (the “Acuren Leased Real Property” and, together with the Acuren Owned Real Property, collectively, the “Acuren Real Property”), together with true, correct and complete copies of any and all material leases, subleases, sub-subleases, licenses, occupancy agreements, purchase options, lease guaranties, and related agreements and documents thereunder, and all material amendments, terminations and modifications thereof (collectively, the “Acuren Real Property Leases”). The applicable Acuren Entity has a valid, binding and enforceable leasehold interest under each of the Acuren Real Property Leases, and enjoys possession of the relevant Acuren Leased Real Property, in each case, free and clear of any Lien thereon (except for any Permitted Lien), and each of the Acuren Real Property Leases is in full force and effect. No security deposit or portion thereof deposited with respect to such Acuren Real Property Lease has been applied in respect of a breach or default under such Acuren Real Property Lease which has not been redeposited in full within the time period provided in such Acuren Real Property Lease. With respect to any Acuren Leased Real Property, (i) any leasehold interest in the Acuren Leased Real Property is not encumbered by a leasehold mortgage or by any subtenancy or other right to occupy or use any portion of the Acuren Leased Real Property or the Improvements (as defined below) or personal property thereon, (ii) Acuren has not received written notice from any other Person of any default in the material performance of any obligations under any of the Acuren Real Property Leases or from any subtenant with respect to any sublease and (iii) to Acuren’s Knowledge, there has been no act or omission or other circumstance that, if uncured, would ripen into a material breach or material default by Acuren or any other Person under the terms of any of the Acuren Real Property Leases or any sublease to which Acuren is a party. As of the date hereof, no party to any Acuren Real Property Lease has exercised any termination rights with respect thereto or given any notice to any landlord under any Acuren Real Property Lease indicating it will not be exercising any extension or renewal options under such Acuren Real Property Lease. The Acuren Real Property constitutes all of the material real property used in the businesses of the Acuren Entities as currently conducted. There are no parties other than an Acuren Entity occupying the Acuren Real Property, and none of the Acuren Entities has vacated or abandoned any of the Acuren Real Properties nor given notice of its intent to do the same.

(d) All Improvements included in the Acuren Leased Real Property have been maintained in the Ordinary Course of Business and are in satisfactory condition and repair in all material respects. The Acuren Real Property is in compliance in all material respects with all applicable Laws related to the business currently being conducted on such Acuren Real Property, and the Acuren Entities have all material certificates of occupancy and Permits of any Governmental Authority necessary for the current use and operation of each parcel of Acuren Real Property. Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in an Acuren Material Adverse Effect, (i) there are currently in effect such insurance policies for the Acuren Real Property as are customarily maintained with respect to similar properties, and no damage or destruction has occurred with respect to any of the Acuren Real Property that would not be reasonably likely to be covered by an enforceable insurance policy, (ii) all premiums due on such insurance policies have been paid by the applicable Acuren Entity, (iii) none of the Acuren Entities have, since December 31, 2021, received any written notice or request from any

Annex A-39

insurance company requesting the performance of any work or alteration with respect to the Acuren Real Property or any portion thereof and, to Acuren’s Knowledge, no such notice or request has been threatened and (iv) since December 31, 2021, none of the Acuren Entities has received any written notice from any insurance company concerning, and there are no defects or inadequacies in the Acuren Real Property that, if not corrected, would result in the termination of insurance coverage or increase its cost.

(e) Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in an Acuren Material Adverse Effect: (i) there is no Action pending or, to Acuren’s Knowledge, threatened with respect to the appropriation, condemnation or exercise of eminent domain with respect to any Acuren Real Property; (ii) there is no Action pending, initiated by or on behalf of any Acuren Entity to change or redefine the zoning or land use classification of any Acuren Real Property, and no Acuren Entity has received notice thereof; and (iii) there are no sales or other dispositions of such Acuren Real Property or any part thereof in lieu of any such Actions. There is no current material construction or capital improvement project on or with respect to any Acuren Real Property or Improvements.

Section 4.13 Taxes. Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in an Acuren Material Adverse Effect:

(a) since December 31, 2017, each Acuren Entity has timely filed all Tax Returns required to be filed (taking into account any extensions of time within which to file such Tax Returns), and all such Tax Returns are true, complete and correct;

(b) each Acuren Entity has timely paid to the proper Governmental Authority all Taxes, whether or not shown to be due on any Tax Return, required to be paid by it, except for Taxes being contested in good faith for which an adequate reserve has been established in the Acuren SEC Financial Statements in accordance with GAAP;

(c) each Acuren Entity has (i) timely withheld, collected and paid all amounts required to have been withheld, collected and paid with respect to any material amounts paid or owing to, or received from, any employee, creditor, independent contractor, stockholder, customer or other third party and (ii) otherwise complied in all material respects with all applicable Laws relating to the payment, withholding, collection and remittance of Taxes (including information reporting requirements);

(d) there is no (i) claim, litigation, audit, examination, investigation or other proceeding pending or, to Acuren’s Knowledge, threatened in writing with respect to any amount of Taxes or Tax Returns of any Acuren Entity or (ii) deficiency for an amount of Taxes that has been assessed by any Governmental Authority against any Acuren Entity with respect to any completed and settled examination or concluded litigation (and that has not been fully satisfied by payment);

(e) no Acuren Entity has granted any extension or waiver of the limitation period applicable to the assessment or collection of any material Tax, which waiver or extension has not since expired, and no request for such an extension or waiver is currently pending;

(f) there are no Liens for Taxes upon any property or assets of the Acuren Entities, except for Permitted Liens;

(g) no Acuren Entity (i) is or has been a member of an affiliated, consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (except for a group the common parent of which is Acuren or a Subsidiary of Acuren), (ii) is party to any Tax sharing, Tax allocation, Tax gross-up or Tax indemnity agreement or similar contract or arrangement (except for customary Tax indemnification provisions in commercial agreements or arrangements, in each case not primarily related to Taxes, or any agreement solely between or among the Acuren Entities) or (iii) has any Liability for Taxes of any Person arising from the application of Treasury Regulations Section 1.1502-6 (or any analogous provision of state, local or non-U.S. Law) (except for a Acuren Entity that is a member of a consolidated group the common parent of which is Acuren or a Subsidiary of Acuren), as a transferee or successor, by operation of Law, or otherwise;

(h) no Acuren Entity has been a party to, or participated in, any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law);

Annex A-40

(i) in the past three (3) years (or otherwise as part of a plan (within the meaning of Section 355(e) of the Code) that includes the transactions contemplated hereunder), no Acuren Entity has distributed stock of another Person or has had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code;

(j) no claim has been made in writing by any Tax authority in a jurisdiction where Acuren or any Acuren Subsidiary has not filed Tax Returns or paid Taxes of a particular type that Acuren or any Acuren Subsidiary is or may be subject to Tax, or required to file Tax Returns with respect to Taxes, in such jurisdiction, which claim has not been resolved;

(k) no Acuren Entity is bound by, or party to, with respect to the current or any future taxable period, any closing agreement (within the meaning of Section 7121(a) of the Code (or any similar or analogous provision of state, local or non-U.S. Law)) or other ruling or written agreement with a Tax authority, in each case, with respect to Taxes;

(l) no Acuren Entity is or will be required to include any amount in income as a result of the application of Section 965 of the Code;

(m) no Acuren Entity has or has had a permanent establishment (within the meaning of an applicable Tax treaty) in any jurisdiction other than its jurisdiction of formation and no Acuren Entity has or has had an office or fixed place of business in any jurisdiction other than its jurisdiction of formation;

(n) no Acuren Entity has deferred any Taxes under Section 2302 of the CARES Act, claimed any Tax credit under Section 2301 of the CARES Act or otherwise taken any action to elect or avail itself of any provision of the CARES Act relating to Taxes;

(o) no Acuren Entity has taken (or failed to take) or agreed to take (or fail to take) any action or knows of any fact or circumstance that would reasonably be likely to prevent, cause a failure of, or impede the Intended Tax Treatment; and

(p) at all times since its formation, Merger Sub I and Merger Sub II have been properly classified as C corporations for U.S. federal and applicable U.S. state and local Tax purposes and no action has been taken by Acuren or any other Person to cause Merger Sub I or Merger Sub II to cease to be classified as C corporations for U.S. federal and applicable U.S. state and local Tax purposes.

Section 4.14 Acuren Material Contracts.

(a) Except (x) for this Agreement or agreements filed as exhibits to the Acuren SEC Documents or (y) as set forth in Section 4.14 of the Acuren Disclosure Schedule, as of the date of this Agreement, no Acuren Entity is a party to, and none of them or their respective businesses, properties or assets is bound by, any Contract of a type described below (any Contract of the type described in this Section 4.14(a) or set forth on Section 4.14(a) of the Acuren Disclosure Schedule, whether entered into prior to, on or after the date hereof, an “Acuren Material Contract”):

(i) any Contract that (A) provides for any most favored nation or similar preferential terms, exclusivity or similar obligations to which any Acuren Entity is subject, in each case, that is material to the Acuren Entities, taken as a whole, or (B) by its express terms would purport to limit the ability of, or to prohibit or restrict, any Acuren Entity or any Affiliate thereof (including, upon the consummation of the Mergers, the Surviving Entity or any NV5 Entity) from engaging or competing in any line of business or in any geographic area in any material respect;

(ii) any Contract pursuant to which any Acuren Entity has (A) incurred or guaranteed any Indebtedness that is outstanding, (B) pledged or granted (or otherwise securing) a Lien on any of its material assets or (C) advanced or loaned money or otherwise extended credit, or provided credit support, to any Person (except for any wholly owned Acuren Subsidiary), in each case, in excess of $100,000 individually or $1,000,000 in the aggregate, except for intercompany accounts receivable and accounts payable and/or trade payables incurred or arising in the Ordinary Course of Business;

Annex A-41

(iii) any Contract pursuant to which any Acuren Entity has made capital contributions to, or other investments in, any Person (other than Merger Sub I, Merger Sub II or any subsidiary of Acuren set forth on Section 4.1(c) of the Acuren Disclosure Schedule);

(iv) any Contract related to any obligation to purchase, redeem, retire, defease or otherwise acquire for value any Equity Security of any Acuren Entity;

(v) any lease or sublease related to leases of any material equipment, vehicles or other tangible personal property used or held by any Acuren Entity (other than Acuren Real Property Leases) that provides for annual payments in excess of $1,000,000 individually or $5,000,000 in the aggregate;

(vi) any Contract under which any Acuren Entity (A) is granted any right, title or interest in or to Intellectual Property or IT Assets that is material to the business of the Acuren Entities, taken as a whole, from any third Person (excluding (1) any Contract concerning commercially available shrink-wrap or off-the-shelf Software, (2) any Contract for any Open Source Software or (3) proprietary information and invention assignment agreements with employees and independent contractors), or (B) transfers, licenses or otherwise grants to any third Person a right, title or interest in or to any Acuren Intellectual Property or Acuren IT Assets that is material to the business and is owned or purported to be owned by the Acuren Entities (excluding Contracts entered into with customers, employees, or service providers in the Ordinary Course of Business);

(vii) any Contract that grants to any Person any right of first refusal, right of first offer, put, call or similar right or option related to any material assets or rights of any Acuren Entity;

(viii) any Contract providing for the acquisition, disposition, transfer, or similar transaction by any Acuren Entity of any business or material assets, property or right (including Equity Securities of another Person), whether by merger, sale of stock, sale of assets, business combination or otherwise (other than sales or purchases of inventory or equipment in the Ordinary Course of Business), that is pending as of the date hereof or under which such Acuren Entity has any outstanding material obligations;

(ix) any Contract relating to any hedge, swap, forward, futures, warrant, option or other material derivative transaction;

(x) any Contract that resulted in payment to or from any Acuren Entity in excess of $10,000,000 in the aggregate during the fiscal year ended December 31, 2024 or that would reasonably be expected to result in payment to or from any Acuren Entity in excess of $10,000,000 in the aggregate during the fiscal year ending December 31, 2025;

(xi) any Contract (A) providing for the employment of, or the performance of services by, any Acuren Service Provider that requires payment of base salary, target incentive compensation plus equity compensation in excess of $500,000 on an annual basis or (B) the terms of which obligate, or may in the future obligate, any Acuren Entity to make any severance, retention, change in control, termination or similar payments to any Acuren Service Provider; and

(xii) any Contract providing for the settlement, conciliation or similar agreement of any Action (A) under which any Acuren Entity has continuing monetary Liabilities in excess of $2,000,000 individually or $10,000,000 in the aggregate, or (B) which imposes, individually or in the aggregate, any material restrictions on the business of any Acuren Entity.

(b) Acuren has filed as an exhibit to an Acuren SEC Document each Acuren Material Contract required to be filed by the Acuren under Item 601(b)(2), (4) or (10) of Regulation S-K under the Exchange Act, excluding, as of the date hereof, this Agreement. Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in an Acuren Material Adverse Effect:

(i) each Acuren Material Contract is in full force and effect and is valid and binding on each Acuren Entity party thereto and, to Acuren’s Knowledge, each other party thereto, in each case, except as limited by the Bankruptcy and Equitable Exceptions;

(ii) no Acuren Entity is in breach of, and no default has been declared under, any Acuren Material Contract;

Annex A-42

(iii) since December 31, 2021, no Acuren Entity has received written notice of any actual or alleged breach by any Acuren Entity of any Acuren Material Contract;

(iv) no Acuren Entity has received any written notice of the intention of any party to an Acuren Material Contract to cancel, terminate, materially change the scope of rights under or fail to renew any Acuren Material Contract; and

(v) no party to any Acuren Material Contract has provided written notice to any Acuren Entity requesting any indemnification or defense under such Acuren Material Contract.

(c) Prior to the date hereof, Acuren has made available to NV5 complete and correct copies of all of the Acuren Material Contracts, as in effect as of the date of this Agreement.

Section 4.15 Government Contracts.

(a) Section 4.15(a)(i) of the Acuren Disclosure Schedule lists all Government Contracts in effect as of the date hereof (x) between any Acuren Entity and any federal Governmental Authority, (y) under which any Acuren Entity is a prime contractor or (z) between any Acuren Entity and any state or local Governmental Authority that exceeds $5,000,000 in annual net revenues attributable to such Government Contract by the Acuren Entities, taken as a whole, during the fiscal year ended December 31, 2024 (the Government Contracts described in the foregoing clauses (x) through (z), collectively, the “Acuren Key Government Contracts”), setting forth for each such Acuren Key Government Contract, to the extent such information is known: (i) the contract number (including the order number and, if applicable, the prime contract number for task orders); (ii) the internal job number; (iii) the start and end date of the period of performance (including unexercised option periods); and (iv) the applicable total contract value.

(b) Each Acuren Key Government Contract is a legal, valid and binding obligation of the applicable party thereto and is in full force and effect as of the date hereof. Each Acuren Key Government Contract was awarded in compliance with applicable Laws. Substantially all of the Government Contracts are covered by the Service Contract Act. Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in an Acuren Material Adverse Effect, (i) no Government Contract or Government Bid is the subject of any bid or award protest proceedings, and each Acuren Entity has complied with all terms and conditions of each Government Contract and the solicitation for such Government Contract, (ii) all representations and certifications executed by any Acuren Entity pertaining to any Government Contract or Government Bid were complete and correct as of their effective date, and each Acuren Entity has complied with all such representations and certifications, (iii) no Acuren Entity has violated any applicable ethical requirement pertaining to a Government Contract or Government Bid disclosed to such Acuren Entity in writing, nor has any Acuren Entity ever submitted any inaccurate, untruthful or misleading cost or pricing data, certification, bid, quote, proposal, report, invoice, claim, request for equitable adjustment, or other information to a Governmental Authority, prime contractor, subcontractor, vendor or any other Person relating to any Government Contract or Government Bid, (iv) there is, and since December 31, 2021 has been, no cancellation, termination for convenience, termination for default, suspension, stop work order, cure notice, or show cause notice pending or in effect or, to Acuren’s Knowledge, threatened, in each case, pertaining to any such Government Contract, nor has there been any dispute between any Acuren Entity and any Governmental Authority or between any Acuren Entity and any prime contractor, subcontractor, vendor or other Person where the ultimate contracting party is a Governmental Authority, arising under or relating to any such Government Contract or Government Bid, and (v) since December 31, 2021, no Acuren Entity has received written notice of any adverse or negative government past performance evaluations or ratings in connection with any Government Contract, each Acuren Entity has complied in all material respects with applicable limitations on sub-contracting in connection with every Government Contract, and no Acuren Entity has been “affiliated” (as defined in FAR 2.101) with any entity. No Acuren Entity is currently a party to any government-approved mentor-protégé agreement.

(c) Section 4.15(c) of the Acuren Disclosure Schedule lists all Government Contracts that were premised or awarded based on small business status. With respect to all Government Contracts other than those set forth on Section 4.15(c) of the Acuren Disclosure Schedule, (i) at the time of submission of such Government Contract, no Acuren Entity represented itself as a small business, a small disadvantaged business, a woman-owned small business, a service disabled veteran-owned small business, or a Small Business Administration Section 8(a) program participant, and (ii) each such representation about size status was accurate and complete and in compliance in all material respects with all applicable Laws.

Annex A-43

(d) Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in an Acuren Material Adverse Effect, (i) none of the Acuren Entities and, to Acuren’s Knowledge, none of their respective directors, officers, employees or other Representatives is, or has during the past three (3) years been, under administrative, civil or criminal investigation or indictment by any Governmental Authority or subject to any audit or investigation by any Acuren Entity with respect to any alleged act or omission arising under or relating to any Government Contract or Government Bid, and (ii) during the past three (3) years, no Acuren Entity has conducted or initiated any internal investigation or made a voluntary or mandatory disclosure to any Governmental Authority with respect to any alleged irregularity, act, misstatement or omission arising under or relating to a Government Contract or Government Bid.

(e) Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in an Acuren Material Adverse Effect: (i) no Acuren Entity is in receipt or possession of any competitor (as to any Government Contract or Government Bid) or Governmental Authority’s proprietary or procurement sensitive information under circumstances where there is reason to believe that such receipt or possession is unlawful or unauthorized; (ii) no Acuren Entity is subject to any active administrative agreement pertaining to its eligibility for the award of Government Contracts or stop work order relating to any Government Contract that is still in effect; (iii) no Acuren Entity has been debarred, suspended or similarly disqualified from participation in the award of Contracts with any other Governmental Authority; and (iv) there are no facts or circumstances that would warrant the institution of suspension, debarment or other disqualification proceedings or the finding of non-responsibility or ineligibility on the part of any Acuren Entity or any director, officer, or employee thereof.

(f) No Acuren Entity has any outstanding Government Bid that, if accepted or awarded a Contract relating thereto, would reasonably be expected to result in a material loss to any Acuren Entity. The Acuren Entities conduct, in a manner consistent with standard industry practices, an estimate to completion analysis of each Government Contract and, on the basis of such analyses, no Acuren Entity has reason to expect or anticipate that costs actually incurred in connection with Government Contracts will, at such time when performance thereunder concludes, materially exceed the price or any funding limitation or authorizations applicable to such Government Contract. Each Acuren Entity has complied in all material respects with the Truthful Cost or Pricing Data Act, FAR part 31, and any other cost allowability and allocability provisions applicable to the Government Contracts or Government Bids. The cost accounting and procurement systems, practices and procedures used by the Acuren Entities and the associated entries reflected in the financial records of the Acuren Entities with respect to Government Contracts and Government Bids are and have been in compliance in all material respects with all applicable Laws and such Contracts.

(g) With respect to each GFE that (i) was in the possession of, or directly acquired by, a Governmental Authority and (ii) is currently loaned, bailed or otherwise furnished to or held by any Acuren Entity (or any sub-contractor on its behalf) in connection with any Government Contract by or on behalf of any Governmental Authority, each Acuren Entity has certified to the applicable Governmental Authority in a timely manner that all GFE is in good working order, reasonable wear and tear excepted, and otherwise meets the requirements of the applicable Government Contract and all applicable Laws. No outstanding loss, damage or destruction reports have been (or should have been) submitted to any Governmental Authority in respect of any material GFE.

(h) Since December 31, 2021, no Acuren Entity has (i) received any payment of money or provision of value to a third party, or any receipt of money or value from a third party, in each case, that constitutes, or could reasonably be viewed or interpreted to be, a fee or compensation for the referral of a Contract, customer, business or business opportunity, (ii) assigned, granted a secured interest in, conveyed or transferred any material account receivable or other material rights arising under any Government Contracts,

(i) Prior to the date hereof, Acuren has made available to NV5 a true and complete list, as of the date specified therein, of all facility security clearances (by category only) and access authorizations (e.g., proscribed information) held by the Acuren Entities, to the extent such clearances are required in connection with a United States Government Contract or United States Government Bid. The employees of the Acuren Entities possess, and at all times during the applicable period of performance have possessed, all United States government personal security clearances required to perform all United States Government Contracts, and each Acuren Entity possesses and has possessed all facility security clearances required to perform all ongoing United States Government Contracts. To Acuren’s Knowledge, the subcontractors and independent contractors of the Acuren Entities possess and have possessed all security clearances required to perform the ongoing United States Government Contracts. All requisite

Annex A-44

personal security clearances held by any continuing employee, and all facility security clearances held by the Acuren Entities, are valid and in full force and effect, and each Acuren Entity is in material compliance with all United States national security obligations and requirements, including those specified in the NISPOM. Each Acuren Entity holds and at all relevant times has held at least a “satisfactory” rating from DSS with respect to its facility security clearances. Since January 1, 2020, neither the Acuren Entities nor any of their employees, officers or directors has had a personal security clearance revoked, excluding terminations of such personal security clearances as may have occurred in the Ordinary Course of Business. Since December 31, 2021, the Acuren Entities have complied in all material respects with all applicable requirements under each United States Government Contract or United States Government Bid relating to the safeguarding of and access to classified or sensitive information. To Acuren’s Knowledge, no facts currently exist that would reasonably be expected to give rise to the revocation of any security clearance of the Acuren Entities or any continuing employee.

Section 4.16 Intellectual Property; Software.

(a) Section 4.16(a) of the Acuren Disclosure Schedule sets forth a true, correct and complete list of all material unregistered Marks included in the Acuren Intellectual Property.

(b) Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in an Acuren Material Adverse Effect, (i) an Acuren Entity is the sole and exclusive owner of all Acuren Registered Intellectual Property and all other Acuren Intellectual Property (including the Intellectual Property created by employees within the scope of their employment by the Acuren Entities), free and clear of any Lien thereon (except for any Permitted Lien), (ii) all Acuren Registered Intellectual Property is subsisting and (iii) all issuances and registrations included in the Acuren Registered Intellectual Property are valid and enforceable. No prior or current employee or officer or any prior or current consultant or contractor of the Acuren Entities has asserted any ownership in any Acuren Intellectual Property.

(c) Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in an Acuren Material Adverse Effect, an Acuren Entity owns, licenses or otherwise has, and since December 31, 2021, has owned, licensed, or otherwise had, the valid right to use all Intellectual Property used in, or held for use for, the operation of the Acuren Entities’ businesses. Any material Intellectual Property licensed by an Acuren Entity is validly licensed to the Acuren Entity pursuant to written, valid agreements. Neither the execution and delivery of this Agreement nor the consummation of the Mergers or other transactions contemplated by this Agreement will result in the termination or invalidity of any agreements pursuant to which the material Intellectual Property is licensed to the Acuren Entity.

(d) Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in an Acuren Material Adverse Effect:

(i) (A) the operation of the Acuren Entities’ respective businesses, as currently conducted and as conducted since December 31, 2021, is not infringing, misappropriating or otherwise violating, and has not infringed, misappropriated or otherwise violated, (1) any Patents or Marks of any other Person or (2) any other Intellectual Property of any other Person; and (B) since December 31, 2021, there has been no Action instituted or threatened in writing against any Acuren Entity alleging infringement, misappropriation or other violation of any Intellectual Property of another Person or challenging the ownership, validity or enforceability of any Acuren Intellectual Property;

(ii) (A) no Person is infringing, misappropriating or otherwise violating, or since December 31, 2021, has infringed, misappropriated, or otherwise violated, any Acuren Intellectual Property and (B) since December 31, 2021, no Acuren Entity has instituted or threatened in writing any Actions against any Person alleging any infringement, misappropriation or other violation of any such Acuren Intellectual Property;

(iii) each Acuren Entity takes and has taken commercially reasonable actions to protect the confidentiality of Trade Secrets included in the Acuren Intellectual Property;

(iv) all current and former officers and employees of, and consultants and independent contractors to, the Acuren Entities whose duties to the Acuren Entities reasonably contemplate or contemplated access to Trade Secrets included in the Acuren Intellectual Property have executed a valid and enforceable written agreement with the applicable Acuren Entity agreeing to protect the confidentiality of Trade Secrets included in the Acuren Intellectual Property;

Annex A-45

(v) all current and former officers and employees of, and consultants and independent contractors to, the Acuren Entities whose duties to the Acuren Entities reasonably contemplate or contemplated the development of Intellectual Property (other than copyright rights in works of authorship authored by employees within the scope of their employment) have executed a valid and enforceable written agreement with the applicable Acuren Entity that assigns to such Acuren Entity all rights, title and interest in and to any and all Acuren Intellectual Property such Person contributed to the creation or development of, and, to the extent applicable, irrevocably waives such Person’s moral rights in, such Intellectual Property;

(vi) no Acuren Intellectual Property is subject to any Contract containing any covenant or other provision that limits or restricts in any manner, taken as a whole, the ability of the Acuren Entities: (A) to make, use, import, sell, offer for sale or promote any products or services made available by or on behalf of the Acuren Entities, and any products or services currently being developed (or already developed) by or for the Acuren Entities, anywhere in the world; or (B) to use, exploit, assert or enforce any of the Acuren Intellectual Property anywhere in the world;

(vii) (A) each Acuren Entity takes and has taken commercially reasonable actions to maintain the operation of Acuren Software and Acuren IT Assets, including by implementing written information security policies that comply with applicable Laws, reasonable disaster recovery incident response plans with respect to such Acuren IT Assets, and (B) since December 31, 2021, there has been no failure in, or disruptions of, any Acuren Software or any Acuren IT Assets that has not been fully remedied; and

(viii) (A) the Acuren IT Assets are sufficient for the conduct of the businesses of the Acuren Entities, taken as a whole, as currently conducted, (B) no Software that is distributed as Open Source Software is a component of, has been incorporated into, linked to or distributed with any Acuren Software by or on behalf of any Acuren Entity in a manner that would (1) either currently or upon its distribution, require any Acuren Software (in whole or in part) to be licensed, sold or disclosed in source code form, (2) grant the right to make modifications or derivative works of any Acuren Software (in whole or in part), or (3) impose a requirement or condition that any Acuren Software be redistributable at no charge, (C), the Acuren Software does not contain any device or feature that disrupts, disables, or otherwise impairs the functioning of any such Acuren Software (except as part of the intended functionality of such Acuren Software) or any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device” or other code or routines that permit unauthorized access, use, disablement or erasure of such Acuren Software, Acuren IT Assets or information or other data (or all parts thereof) or other Software or information technology assets of duly authorized users of such Acuren Software, and (D) the Acuren IT Assets have been reasonably maintained and tested for vulnerabilities with necessary patches and updates applied where appropriate.

(e) Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in an Acuren Material Adverse Effect, no source code for any Acuren Software (i) has been provided, licensed or made available to any customer, business partner, escrow agent or other Person except to employees and third-party Software developers of an Acuren Entity solely for use, modification, creation of derivative works and/or disclosure in connection with their employment or engagement with such Acuren Entity, or (ii) is subject to any duty or obligation (whether present, contingent, or otherwise) of any Acuren Entity to deliver, license, or make available any such source code to any customer, business partner, escrow agent or other Person.

Section 4.17 Data Protection and Privacy.

(a) Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in an Acuren Material Adverse Effect:

(i) each Acuren Entity maintains, and since December 31, 2021, has adopted, implemented and maintained a data privacy and security compliance program that complies with all applicable Privacy/Cybersecurity Requirements, that is designed to protect Acuren IT Assets and Personal Information against threats and hazards to their security and the unauthorized use or disclosure thereof, and that includes commercially reasonable plans, policies, procedures and administrative, technical and physical safeguards designed to protect such Acuren IT Assets, Personal Information, and other data;

(ii) the Acuren Entities are, and since December 31, 2021, have been, in compliance with all Privacy/Cybersecurity Requirements;

Annex A-46

(iii) since December 31, 2021, (A) no Person has (1) gained unauthorized access, including any such access reportable to a Governmental Authority or affected Person under applicable Law, to any Personal Information transmitted to or from, processed by or stored on any Acuren IT Assets, or otherwise possessed or controlled by or for the Acuren Entities, or (2) used, accessed or disclosed any such Personal Information or Acuren IT Assets for any illegal or unauthorized purpose and (B) no Acuren Entity has received any written notice of any claims from, and there have been no Actions instituted or threatened (including any investigation) by, any Governmental Authority or any other Person alleging any violation, breach or compromise of any Personal Information, or any violation or breach of any Privacy/Cybersecurity Requirements;

(iv) without limiting the foregoing in this Section 4.17, since December 31, 2021, (A) no breach, unauthorized access or other noncompliance related to Privacy/Cybersecurity Requirements has occurred related to any Personal Information that is Processed or otherwise possessed by an Acuren Entity, (B) no information security or privacy breach event has occurred that has resulted in, or would require, notification by or on behalf of an Acuren Entity to any Governmental Authority or other Person under any Privacy/Cybersecurity Requirements, and (C) no Acuren Entity is or has been in violation, breach or default of any Contracts with respect to the Processing of Acuren IT Assets or Personal Information; and

(v) since December 31, 2021, the Acuren Entities have not provided or authorized access or rights to any Personal Information Processed or otherwise possessed by or for the Acuren Entities to any Persons for use outside the Ordinary Course of Business.

(b) Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in an Acuren Material Adverse Effect, (i) the consummation of the transactions contemplated hereby shall not cause the Acuren Entities to be in breach or other violation of any Privacy/Cybersecurity Requirements and (ii) Acuren is not subject to any Privacy/Cybersecurity Requirements that, after the Closing, would prohibit the Acuren Entities from receiving and/or using any Personal Information in substantially the same manner as prior to the Closing.

Section 4.18 Insurance. Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in an Acuren Material Adverse Effect: (a) all Acuren Insurance Policies are in full force and effect, without material impairments of limits, and no Acuren Entity is in breach of or default under any Acuren Insurance Policy and no event has occurred that, with or without notice or lapse of time, or both, would be a breach of or a default under any Acuren Insurance Policy; (b) since December 31, 2021, each Acuren Entity has been continuously insured with recognized insurers or has self-insured in such amounts and related to such risks and losses as are required by applicable Law and any Acuren Material Contract and as are customary for comparable companies in the United States conducting the businesses conducted by such Acuren Entity; (c) since December 31, 2021, no Acuren Entity has received any written communication notifying it of any (i) cancellation or invalidation of any Acuren Insurance Policy, (ii) denial of any coverage or rejection of any claim under any Acuren Insurance Policy or (iii) adjustment in the amount of the premiums payable under any Acuren Insurance Policy; and (d) there is no Action pending by any Acuren Entity against any insurance carrier under any Acuren Insurance Policy. The assets and properties of the Acuren Entities are insured with financially sound and reputable insurance companies that are not Affiliates of any Acuren Entity, in such amounts, with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar properties in localities where the applicable Acuren Entity operates.

Section 4.19 Key Vendors and Key Clients. Section 4.19(a) of the Acuren Disclosure Schedule lists the fifteen (15) largest vendors, service providers and other suppliers (including independent contractors) of the Acuren Entities, taken as a whole, measured by amounts paid by the Acuren Entities, taken as a whole, during the fiscal year ended December 31, 2024 (each, an “Acuren Key Vendor”). Section 4.19(b) of the Acuren Disclosure Schedule lists the fifteen (15) largest clients and customers of the Acuren Entities, taken as a whole (excluding the counterparty to the Acuren Key Government Contracts), measured by annual net revenues attributable to such clients by the Acuren Entities, taken as a whole, during the fiscal year ended December 31, 2024 (each, an “Acuren Key Client”). As of the date hereof, no Acuren Key Vendor or Acuren Key Client has notified any Acuren Entity (or any of their respective Representatives) in writing that it intends to terminate its business relationship with such Acuren Entity.

Section 4.20 Financing. Concurrently with the execution of this Agreement, Acuren has delivered to NV5 complete and correct copies of (i) an executed debt commitment letter, from the Debt Financing Sources (such commitment letter, together with any Fee Letter and all, exhibits and schedules thereto, collectively, the

Annex A-47

“Debt Commitment Letter”), pursuant to which the Debt Financing Sources have agreed, subject to the terms and conditions therein, to provide debt financing for the Mergers and the other transactions contemplated hereby (the debt financing pursuant to the Debt Commitment Letter or otherwise shall be referred to herein as the “Debt Financing”), and (ii) any fee letter or letters associated with the Debt Commitment Letter (collectively, the “Fee Letter”); provided, however, that the fees and other commercially sensitive information in any fee letter (including provisions in such fee letter related solely to fees, “flex terms” and economic terms, in each case, that do not adversely affect the amount, conditionality or availability of the Debt Financing may have been redacted). As of the date of this Agreement, (A) the Debt Commitment Letter is in full force and effect and is the legal, valid, binding and enforceable obligation of Acuren, and, to Acuren’s Knowledge, each other party thereto, subject to the Bankruptcy and Equitable Exceptions, and (B) the Debt Commitment Letter has not been amended or modified and the respective commitments contained therein have not been withdrawn, terminated or rescinded in any respect, and to Acuren’s Knowledge, no such withdrawal, termination or rescission is contemplated. Subject to the terms and conditions in the Debt Commitment Letter, the aggregate proceeds of the Debt Financing, together with cash on hand, are in an aggregate amount sufficient to pay all obligations of Acuren and Merger Subs under this Agreement, including payment of the aggregate cash portion of the Merger Consideration and other amounts required to be paid under Article II at the Closing. All commitment and other fees required to be paid under the Debt Commitment Letter prior to the date hereof have been paid in full. As of the date hereof, neither Acuren nor any of its Affiliates has entered into any agreement, side letter or other arrangement relating to the Debt Financing contemplated by the Debt Commitment Letter, other than as set forth in the Debt Commitment Letter and the Fee Letter.

Section 4.21 Broker’s Fees. Except for Jefferies LLC (the “Acuren Financial Advisor”), the fees and expenses of which shall be paid by Acuren under Acuren’s engagement letters therewith, none of the Acuren Entities or their Affiliates, officers or directors has engaged or otherwise agreed to compensate any financial advisor, broker or finder or incurred any Liability for any financial advisory, broker’s, agent’s, finders’ or other similar fees, commission or charge in connection with any transaction contemplated hereby.

Article V.
COVENANTS

Section 5.1 Conduct of NV5 Business Prior to the First Effective Time.

(a) Except (i) as otherwise expressly required by the terms hereof or as may be required by applicable Law, (ii) as disclosed in Section 5.1(a) of the NV5 Disclosure Schedule or (iii) as consented to in writing by Acuren, prior to the First Effective Time or the earlier termination of this Agreement in accordance with Article VII, NV5 shall, and shall cause each NV5 Subsidiary to, use commercially reasonable efforts to conduct its businesses in the Ordinary Course of Business in all material respects and (A) preserve intact in all material respects its business organization and goodwill, (B) maintain in effect all material Permits necessary for the continued conduct of its businesses, (C) keep available the services of its executive officers and key employees on reasonable terms and (D) maintain reasonable relationships with its clients, vendors and other Persons having material business relationships with the NV5 Entities and with Governmental Authorities having jurisdiction over its businesses and operations.

(b) Without limiting the generality of Section 5.1(a), except (x) as expressly required by the terms hereof or as may be required by applicable Law, (y) as disclosed in Section 5.1(b) of the NV5 Disclosure Schedule or (z) as consented to in writing by Acuren, prior to the First Effective Time, NV5 shall not, and shall cause each NV5 Subsidiary not to, directly or indirectly:

(i) amend any of their respective Constituent Documents (in the case of any NV5 Subsidiary, in any material respect);

(ii) issue, grant, sell, transfer, lease, license, mortgage, pledge, create or incur any Lien (except for any Permitted Lien) on, or otherwise encumber, any shares of NV5 Common Stock, NV5 Preferred Stock or any other Equity Securities of any NV5 Entity, except for shares of NV5 Common Stock issuable upon the vesting of NV5 Equity Awards that were outstanding on the Capitalization Date, as set forth on Section 5.1(b)(ii) of the NV5 Disclosure Schedule, in the Ordinary Course of Business, in connection with any Permitted Acquisition or as required under the terms of the NV5 Equity Plans or applicable award agreement;

Annex A-48

(iii) (A) enter into any Contract, or amend or terminate any existing Contract, related to the voting or disposition of any shares of capital stock or other Equity Securities of any NV5 Entity or (B) adopt or implement any stockholder rights plan or similar arrangement;

(iv) (A) enter into any joint venture or partnership or (B) except for a Permitted Acquisition, make any investment in a non-wholly owned Subsidiary, in each case, material to the NV5 Entities, taken as a whole;

(v) enter into any transactions, agreements, arrangements or understandings with any Affiliate or other Person that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(vi) (A) redeem, purchase (or repurchase) or otherwise acquire any shares of NV5 Common Stock or other Equity Securities of any NV5 Entity, except for the acquisition of shares of NV5 Common Stock in order to satisfy any required Tax withholding associated with the vesting, forfeiture or settlement of outstanding NV5 Equity Awards, or (B) adjust, split, combine, subdivide, consolidate or reclassify any shares of NV5 Common Stock;

(vii) declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution (whether in cash, stock or other assets or any combination thereof), on any shares of NV5 Common Stock or other Equity Securities of any NV5 Entity or otherwise make any payments to any holder of Equity Securities of any NV5 Entity thereof (in its capacity as such), except for dividends and distributions by a direct or indirect wholly owned NV5 Subsidiary to NV5 or another direct or indirect wholly owned NV5 Subsidiary;

(viii) (A) except for borrowings under the Existing NV5 Credit Facility in the Ordinary Course of Business, incur or otherwise acquire, or modify in any material respect the terms of, any Indebtedness for borrowed money or assume, guarantee, make a commitment for, or endorse or otherwise become responsible for any such Indebtedness of any other Person (except for Indebtedness owed to a wholly owned NV5 Subsidiary), (B) except in connection with a Permitted Acquisition, make any loans, advances or capital contributions to, or investments in, any other Person (except for a wholly owned NV5 Subsidiary or as required by the NV5 Entities’ respective Constituent Documents), (C) issue or sell any debt securities or calls, options, warrants, or other rights to acquire any debt securities in any NV5 Entity, enter into any “keep well”, credit support or other Contract to maintain any financial statement condition of any other Person (except for a wholly owned NV5 Subsidiary) or enter into any arrangement (including any capital lease) having the economic effect of the foregoing or (D) redeem, repurchase, prepay, defease or cancel any Indebtedness for borrowed money;

(ix) sell, assign, transfer, lease, license, mortgage, pledge, create or incur any Lien (except for any Permitted Lien) on, otherwise encumber, allow to lapse or otherwise dispose of, any material asset, property or right, including any NV5 Real Property, license, Intellectual Property, operation, right, product line, business or interest, except for (A) sales, non-exclusive license grants or other dispositions in the Ordinary Course of Business or (B) for dispositions solely among the NV5 Entities;

(x) (A) merge or consolidate with any Person, (B) acquire any Equity Securities of, or otherwise invest in, any Person (or any business thereof) (except for a wholly owned NV5 Subsidiary), by purchase of stock, securities or assets, or by merger, consolidation or contributions to capital, from any other Person (except for such transactions among the NV5 Entities) or (C) acquire all or a material portion of the assets of any Person (except for Equity Securities of an entity that is a wholly owned NV5 Subsidiary as of the date hereof), except, in the case of each of clause (A), (B) or (C), for the consummation of any acquisition (x) pursuant to an executed letter of intent or a binding definitive acquisition agreement that is set forth on Section 3.14(a)(viii) of the NV5 Disclosure Schedule in accordance with the terms thereof or (y) if the consideration payable by any NV5 Entity does not exceed $10,000,000 individually or $50,000,000 in the aggregate (provided, that a description of the material terms of such acquisition, in reasonable detail, has been made available to Acuren prior to the consummation thereof) (each, a “Permitted Acquisition”);

Annex A-49

(xi) other than capital expenditures contemplated by the capital expenditure budget of the NV5 Entities for the relevant fiscal year (which capital expenditure budget shall have been made available to Acuren prior to the date of this Agreement), make or authorize any payment of, or accrual or commitment for, capital expenditures in excess of $2,000,000 individually or $8,000,000 in the aggregate during such fiscal year;

(xii) enter into, renew, materially modify or terminate any Contract that is or would be (if in effect as of the date hereof) a NV5 Material Contract (other than any that expire by their terms), or waive, release or assign any material rights or claims thereunder;

(xiii) except as required by the terms of any NV5 Benefit Plan in effect on the date hereof, as set forth on Section 5.1(b)(ii) of the NV5 Disclosure Schedule, in the Ordinary Course of Business, or in connection with any Permitted Acquisition, (A) grant any equity or equity-based award (it being understood, for the avoidance of doubt, that, except in any case as otherwise set forth on Section 5.1(b)(ii) of the NV5 Disclosure Schedule, any equity or equity-based awards granted to the extent permitted hereunder will be on terms consistent with past practices and equity-based awards will not provide for automatic vesting upon the consummation of the transactions contemplated by this Agreement) or increase the compensation or benefits provided to any NV5 Service Provider, (B) grant or provide any severance or termination payments or benefits to any NV5 Service Provider, except for the payment of severance amounts or benefits in the Ordinary Course of Business pursuant to the terms of a NV5 Benefit Plan, (C) accelerate the time of payment or vesting of, or the lapsing of restrictions related to, or fund or otherwise secure the payment of, any compensation or benefits (including any equity or equity-based awards) to any NV5 Service Provider, except for accelerating the time of payment or vesting of cash-based compensation in the Ordinary Course of Business, (D) establish, adopt, enter into, terminate or amend any material NV5 Benefit Plan or establish, adopt or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a material NV5 Benefit Plan if it were in existence as of the date hereof (it being agreed that any NV5 Benefit Plan providing for severance, change in control, retention, transaction bonus, or similar compensation, benefits and entitlements is a material NV5 Benefit Plan), (E) hire or engage any Person to be a NV5 Service Provider, except for (1) replacing any Person below the level of Senior Vice President, Director, Chief Operation Officer, President, Executive Vice President or Vice President who leaves NV5 following the date hereof or (2) hiring or engaging employees with annual base pay or fees not in excess of $300,000, in each case, in the Ordinary Course of Business, (F) terminate (except for cause) the employment or engagement of any NV5 Service Provider with annual base pay or fees in excess of $300,000;

(xiv) recognize or certify any labor union or group of employees of any NV5 Entity as the bargaining representative for any employees of any NV5 Entity, enter into or establish any new, or terminate or materially amend or modify, any Collective Bargaining Agreement, voluntary recognition agreement, card check agreement, neutrality agreement, union security agreement, project labor agreement, or relationship with any labor union, labor organization, works council or trade association or similar body, or enter into negotiations regarding any such agreement;

(xv) implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that would trigger notice obligations under the WARN Act or any similar applicable state Law;

(xvi) expressly waive or otherwise materially amend any restrictive covenant obligations of any NV5 Service Provider;

(xvii) settle or compromise, or waive any claim or right related to, any Action or other dispute in excess of $2,000,000 individually or $10,000,000 in the aggregate;

(xviii) cancel or fail to renew (upon expiration, on substantially the same terms as in effect on the date hereof) or fail to maintain compliance with the terms of, any material NV5 Insurance Policy;

(xix) except as required by GAAP or any Governmental Authority with competent jurisdiction, as applicable, make any material change in financial accounting methods, principles or practices used by NV5;

(xx) authorize or adopt, or publicly propose, a plan or agreement of reorganization, complete or partial liquidation or dissolution;

Annex A-50

(xxi) enter into a new line of business;

(xxii) except as required by applicable Law, (A) make, change or revoke any material Tax election other than Tax elections in the Ordinary Course of Business in accordance with past practices, (B) file any income or other material amended Tax Return, (C) adopt or change any Tax accounting period, (D) settle or compromise any material Action related to Taxes, in excess of the amount of accrued reserves in the NV5 SEC Financial Statements related to such matter, (E) consent to any extension or waiver of any limitation period related to any claim or assessment for Taxes, (F) surrender any right to claim a refund of income or other material Taxes, (G) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) or any other agreement relating to Taxes with any Governmental Authority, (H) request any material ruling from any Governmental Authority with respect to Taxes, or (I) file any income or other material Tax Return in a manner, or reflecting a position, materially inconsistent with past practice; or

(xxiii) agree, resolve, authorize or commit to take any action prohibited by this Section 5.1(b).

(c) Without limiting Section 5.1(a) or Section 5.1(b), nothing in this Section 5.1 shall give Acuren the right to control or direct the operations of any NV5 Entity prior to the First Effective Time.

Section 5.2 Acuren Conduct of Business Prior to the First Effective Time.

(a) Except (i) as otherwise expressly required by the terms hereof or as may be required by applicable Law, (ii) as disclosed in Section 5.2(a) of the Acuren Disclosure Schedule or (iii) as consented to in writing by NV5, prior to the First Effective Time or the earlier termination of this Agreement in accordance with Article VII, Acuren shall, and shall cause each Acuren Subsidiary to, use commercially reasonable efforts to conduct its businesses in the Ordinary Course of Business in all material respects and (A) preserve intact its business organization and goodwill, (B) maintain in effect all material Permits necessary for the continued conduct of its businesses, (C) preserve reasonable relationships with customers, suppliers and any other Person having material business relationships with Acuren and with Governmental Authorities having jurisdiction over the businesses and operations of Acuren and (D) keep available the services of its executive officers and key employees on reasonable terms.

(b) Without limiting the generality of Section 5.2(a), except (x) as contemplated or required hereby or by applicable Law, (y) as disclosed in Section 5.2(b) of the Acuren Disclosure Schedule or (z) as consented to in writing by NV5, prior to the First Effective Time, Acuren shall not, and shall cause each Acuren Subsidiary not to, directly or indirectly:

(i) amend (A) the certificate of incorporation of Acuren or (B) the other Constituent Documents of any Acuren Entity in any material respect;

(ii) declare, set aside, make or pay any dividend, or make any other actual, constructive or deemed distribution (whether in cash, stock or other assets or any combination thereof), with respect to any shares of Acuren Common Stock or other Equity Securities of any Acuren Entity (other than the Acuren Series A Preferred Stock), except for dividends and distributions by a direct or indirect wholly owned Acuren Subsidiary to Acuren or another direct or indirect wholly owned Acuren Subsidiary;

(iii) except as required by applicable Law, (A) make, change or revoke any material Tax election other than Tax elections in the Ordinary Course of Business in accordance with past practices, (B) file any income or other material amended Tax Return, (C) adopt or change any Tax accounting period, (D) settle or compromise any material Action related to Taxes, in excess of the amount of accrued reserves on the Acuren SEC Financial Statements related to such matter, (E) consent to any extension or waiver of any limitation period related to any claim or assessment for Taxes, (F) surrender any right to claim a refund of income or other material Taxes, (G) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) or any other agreement relating to Taxes with any Governmental Authority, (H) request any material ruling from any Governmental Authority with respect to Taxes, or (I) file any income or other material Tax Return in a manner, or reflecting a position, materially inconsistent with past practice;

(iv) adopt a plan of complete or partial liquidation, dissolution, merger or consolidation, other than internal restructuring transactions between or among any Acuren Entities;

Annex A-51

(v) issue, grant, sell, transfer, lease, license, mortgage, pledge, create or incur any Lien (except for any Permitted Lien) on, or otherwise encumber, any shares of Acuren Common Stock, Acuren Preferred Stock or any other Equity Securities of any Acuren Entity, except for (A) shares of Acuren Common Stock issuable upon the vesting, exercise or settlement of any Acuren Equity Awards that were outstanding on the Capitalization Date, as required under the terms of the Acuren Equity Incentive Plan or applicable award agreement, (B) Acuren Equity Awards granted to new employee hires in the Ordinary Course of Business pursuant to the Acuren Equity Incentive Plan, (C) the issuance of shares of Acuren Common Stock in the Ordinary Course of Business as required pursuant to the terms of the Acuren ESPP, (D) shares of Acuren Common Stock issuable upon the exercise of any warrants, options, purchase rights or any such other Equity Securities (other than Acuren Equity Awards) convertible into or exercisable or exchangeable for shares of Acuren Common Stock that were outstanding on the Capitalization Date, as required by the terms of such Equity Securities, or (E) shares of Acuren Common Stock issuable upon the payment of dividends or distributions declared on the Acuren Series A Preferred Stock pursuant to the terms thereof;

(vi) sell, assign, transfer, lease, license, mortgage, pledge, create or incur any Lien (except for any Permitted Lien) on, otherwise encumber, allow to lapse or otherwise dispose of, any material asset, property or right, including any Acuren Real Property, license, Intellectual Property, operation, right, product line, business or interest in excess of $250 million, except for (A) sales, non-exclusive license grants or other dispositions in the Ordinary Course of Business or (B) dispositions solely among the Acuren Entities;

(vii) (A) merge or consolidate with any Person, (B) acquire any Equity Securities of, or otherwise invest in, any Person (or any business thereof) (except for a wholly owned Acuren Subsidiary), by purchase of stock, securities or assets, or by merger, consolidation or contributions to capital, from any other Person (except for such transactions among the Acuren Entities), or (C) acquire all or a material portion of the assets of any Person (except for Equity Securities of an entity that is a wholly owned Acuren Subsidiary as of the date hereof), except, in the case of each of clause (A), (B) or (C), for the consummation of any such acquisition (x) pursuant to a binding definitive acquisition agreement that is set forth on Section 4.14(a)(viii) of the Acuren Disclosure Schedule in accordance with the terms thereof or (y) if the consideration payable by any Acuren Entity does not exceed $10,000,000 individually or $50,000,000 in the aggregate (provided, that a description of the material terms of such acquisition, in reasonable detail, has been made available to NV5 prior to the consummation thereof);

(viii) except as required by GAAP or any Governmental Authority with competent jurisdiction, as applicable, make any material change in financial accounting methods, principles or practices used by Acuren;

(ix) (A) redeem, purchase (or repurchase) or otherwise acquire any shares of Acuren Common Stock or other Equity Securities of any Acuren Entity, except for the acquisition of shares of Acuren Common Stock in order to satisfy any required Tax withholding associated with the vesting, exercise, forfeiture or settlement of outstanding Acuren Equity Awards, or (B) adjust, split, combine, subdivide, consolidate or reclassify any shares of Acuren Common Stock, other than any such action taken by Acuren to satisfy, comply with or maintain (or re-gain) compliance with, applicable stock exchange rules and regulations (including initial and continued listing standards) or as required pursuant to applicable listing agreements;

(x) enter into a new material line of business; or

(xi) agree, resolve, authorize or commit to take any action prohibited by this Section 5.2(b).

(c) Without limiting Section 5.2(a) or Section 5.2(b), nothing in this Section 5.2 shall give NV5 the right to control or direct the operations of any Acuren Entity.

(d) During the period from the date hereof through the earlier of the First Effective Time and the termination of this Agreement, neither Merger Sub shall engage in any activities of any nature except as provided in or contemplated by this Agreement or in furtherance of the consummation of the transactions contemplated hereby.

Annex A-52

Section 5.3 Preparation of the Form S-4 and the Joint Proxy Statement; Information Supplied; Stockholders Meetings.

(a) As promptly as practicable following the date hereof, (i) Acuren shall prepare and file with the SEC a mutually acceptable registration statement on Form S-4 for the registration under the Securities Act of the Acuren Stock Issuance which will include as a part thereof, a joint proxy statement pursuant to Regulation 14A of the Exchange Act relating to matters submitted to the holders of NV5 Common Stock at the NV5 Stockholders Meeting and matters submitted to holders of Acuren Common Stock at the Acuren Stockholders Meeting (the “Joint Proxy Statement”) (such registration statement, together with the Joint Proxy Statement, the “Form S-4”), (ii) NV5, in consultation with Acuren, shall set a record date for the NV5 Stockholders Meeting and commence a broker search pursuant to Rule 14a-13 under the Exchange Act, and (iii) Acuren, in consultation with NV5, shall set a record date for the Acuren Stockholders Meeting and commence a broker search pursuant to Rule 14a-13 under the Exchange Act. NV5 shall cooperate in the preparation of the Form S-4 and provide to Acuren for inclusion in the Form S-4 all information related to NV5 required to be included in the Form S-4, including with respect to the NV5 Stockholders Meeting, promptly (but in no event later than ten (10) Business Days) after written request from Acuren or its Representatives (it being understood that Acuren shall be responsible for the preparation of any pro forma financial information or pro forma financial statements required pursuant to the Securities Act). NV5 and Acuren shall each use reasonable best efforts to (A) cause the Form S-4 to comply with the rules and regulations promulgated by the SEC, (B) cause the Form S-4 to become effective under the Securities Act promptly after the filing thereof and (C) keep the Form S-4 effective as long as is necessary to consummate the Mergers and the other transactions contemplated hereby. Each of Acuren and NV5 will advise the other promptly (but in any event no later than one (1) Business Day) after it receives any request by the SEC for amendment of the Form S-4 or any comments thereon and responses thereto or any request by the SEC for additional information, and Acuren shall prepare, and NV5 shall cooperate with Acuren in the preparation of, any response to such comments or requests as promptly as practicable following receipt of such comments or requests. Each of Acuren and NV5 agrees to permit the other (in each case, to the extent practicable), and their respective counsels, to participate in all meetings and conferences with the SEC. Each of Acuren and NV5 shall use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the transactions contemplated hereby to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or filing or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, Acuren will (1) provide NV5 with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), to which NV5 agrees to provide any comments promptly (but in no event later than five (5) Business Days) after receipt thereof by NV5, and NV5 further agrees to provide to Acuren responses (including revised disclosure) to any comments of the SEC applicable to NV5 for inclusion in the Form S-4 (or any amendment or supplement thereto) promptly (but in no event later than five (5) Business Days) after the receipt of such comments by NV5, and (2) include in such document or response all comments reasonably proposed by NV5. Notwithstanding the foregoing, prior to filing or mailing any documents other than the Joint Proxy Statement (or any amendment or supplement thereto) that is included in the Form S-4 or responding to any comments of the SEC with respect thereto, each of Acuren and NV5 agrees to provide the other Party with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), to which each party agrees to provide any comments promptly (but in no event later than five (5) Business Days) after receipt thereof and include in such document or response all comments reasonably proposed by the other Party and agrees not to file or mail such document or respond to the SEC prior to receiving the approval of the other Party, which approval shall not be unreasonably withheld, conditioned or delayed.

(b) Subject to Section 5.3(a), Acuren and NV5 shall make all necessary filings with respect to the Mergers and the other transactions contemplated hereby under the Securities Act and the Exchange Act and applicable blue sky laws and the rules and regulations thereunder. Each Party will advise the other, promptly (but in any event no later than one (1) Business Day) after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, or the suspension of the qualification of the Acuren Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction. Each of Acuren and NV5 will use reasonable best efforts to file with the SEC and disseminate to the Acuren Stockholders and the NV5 Stockholders, respectively, a definitive Joint Proxy Statement as promptly as practicable (but in any

Annex A-53

event no later than five (5) Business Days) after the Form S-4 becomes effective. Acuren and NV5 shall use their reasonable best efforts to have any stop order or suspension lifted, reversed or otherwise terminated.

(c) If, at any time prior to the First Effective Time, any information relating to Acuren and NV5, or any of their respective Affiliates, officers or directors, should be discovered by Acuren or NV5 that should be set forth in an amendment or supplement to the Form S-4, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be jointly prepared and filed with the SEC and, to the extent required by applicable Law, disseminated to the Acuren Stockholders and the NV5 Stockholders, as promptly as practicable (but in any event no later than five (5) Business Days) thereafter.

(d) NV5 shall take all action necessary in accordance with applicable Laws and NV5’s Constituent Documents to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the NV5 Stockholder Approval (together with any postponement or adjournment thereof, the “NV5 Stockholders Meeting”), to be held as promptly as practicable following the Form S-4 being declared effective by the SEC (and in any event will use reasonable best efforts to convene such meeting within forty-five (45) days thereof); provided, that in no event shall NV5 be required to convene and hold the NV5 Stockholder Meeting on a date that is prior to the termination of the NV5 Go-Shop Period. Unless there has been a NV5 Change of Recommendation in accordance with Section 5.4, the NV5 Board shall recommend that the NV5 Stockholders approve and adopt this Agreement at the NV5 Stockholders Meeting, and the NV5 Board shall use reasonable best efforts to solicit from the NV5 Stockholders proxies in favor of the adoption of this Agreement and the transactions contemplated hereby, including the Mergers (which reasonable best efforts shall include engaging a proxy solicitation firm reasonably acceptable to Acuren pursuant to a written engagement letter with customary terms (including with respect to compensation payable to the proxy solicitation firm) reasonably acceptable to Acuren), and shall include the NV5 Recommendation in the Joint Proxy Statement. Notwithstanding anything to the contrary contained in this Agreement, NV5 (i) shall be required to adjourn or postpone the NV5 Stockholders Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to the Joint Proxy Statement is provided to the NV5 Stockholders or (B) if, as of the time for which the NV5 Stockholders Meeting is scheduled, there are insufficient shares of NV5 Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such NV5 Stockholders Meeting and (ii) will, at the request of Acuren, adjourn or postpone the NV5 Stockholders Meeting if, as of the time for which the NV5 Stockholders Meeting is scheduled, there are insufficient shares of NV5 Common Stock represented (either in person or by proxy) to obtain the NV5 Stockholder Approval; provided, however, that unless otherwise agreed to by the Parties, the NV5 Stockholders Meeting shall not be adjourned or postponed to a date that is more than fifteen (15) Business Days after the immediately preceding date for which the meeting was previously scheduled (it being understood that such NV5 Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such NV5 Stockholders Meeting will be adjourned or postponed no more than one time in the circumstances described in the foregoing clause (ii) exist); and provided further, that the NV5 Stockholders Meeting shall not be adjourned or postponed to a date on or after three (3) Business Days prior to the Outside Date. If requested by Acuren, NV5 shall promptly provide Acuren with all voting tabulation reports relating to the NV5 Stockholders Meeting that have been prepared by NV5 or NV5’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep Acuren reasonably informed regarding the status of the solicitation and any material oral or written communications from or to the NV5 Stockholders with respect thereto. Unless there has been a NV5 Change of Recommendation in accordance with Section 5.4, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the NV5 Stockholders or any other Person to prevent the NV5 Stockholder Approval from being obtained. Once NV5 has established a record date for the NV5 Stockholders Meeting, NV5 shall not change such record date or establish a different record date for the NV5 Stockholders Meeting without the prior written consent of Acuren (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Constituent Documents or in connection with a postponement or adjournment of the NV5 Stockholders Meeting permitted hereunder. In the event of any postponement or adjournment in which there are insufficient shares of NV5 Common Stock represented (either in person or by proxy) to constitute a quorum or obtain the NV5 Stockholder Approval, NV5 shall use its reasonable best efforts to ensure such a quorum and approval at the NV5 Stockholders Meeting following such postponement or adjournment.

Annex A-54

(e) Acuren shall take all action necessary in accordance with applicable Laws and Acuren’s Constituent Documents to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Acuren Stockholder Approval (together with any postponement or adjournment thereof, the “Acuren Stockholders Meeting”), to be held as promptly as practicable following the Form S-4 being declared effective by the SEC (and in any event will use reasonable best efforts to convene such meeting within forty-five (45) days thereof). Unless there has been an Acuren Change of Recommendation in accordance with Section 5.5, the Acuren Board shall recommend that the Acuren Stockholders approve the Acuren Stock Issuance and the Acuren Board shall solicit from the Acuren Stockholders proxies in favor of the Acuren Stock Issuance, and shall include the Acuren Recommendation in the Joint Proxy Statement. Notwithstanding anything to the contrary contained in this Agreement, Acuren (i) shall be required to adjourn or postpone the Acuren Stockholders Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to the Joint Proxy Statement is provided to the Acuren Stockholders or (B) if, as of the time for which the Acuren Stockholders Meeting is scheduled, there are insufficient shares of Acuren Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Acuren Stockholders Meeting and (ii) will, at the request of NV5, adjourn or postpone the Acuren Stockholders Meeting if, as of the time for which the Acuren Stockholders Meeting is scheduled, there are insufficient shares of Acuren Common Stock represented (either in person or by proxy) to obtain the Acuren Stockholder Approval; provided, however, that unless otherwise agreed to by the Parties, the Acuren Stockholders Meeting shall not be adjourned or postponed to a date that is more than fifteen (15) Business Days after the immediately preceding date for which the meeting was previously scheduled (it being understood that such Acuren Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Acuren Stockholders Meeting will be adjourned or postponed no more than one time in the circumstances described in the foregoing clause (ii) exist); and provided further, that the Acuren Stockholders Meeting shall not be adjourned or postponed to a date on or after three (3) Business Days prior to the Outside Date. If requested by NV5, Acuren shall promptly provide NV5 with all voting tabulation reports relating to the Acuren Stockholders Meeting that have been prepared by Acuren or Acuren’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep NV5 reasonably informed regarding the status of the solicitation and any material oral or written communications from or to the Acuren Stockholders with respect thereto. Unless there has been an Acuren Change of Recommendation in accordance with Section 5.5, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Acuren Stockholders or any other Person to prevent the Acuren Stockholder Approval from being obtained. Once Acuren has established a record date for the Acuren Stockholders Meeting, Acuren shall not change such record date or establish a different record date for the Acuren Stockholders Meeting without the prior written consent of NV5 (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Constituent Documents or in connection with a postponement or adjournment of the Acuren Stockholders Meeting permitted hereunder. In the event of any postponement or adjournment in which there are insufficient shares of Acuren Common Stock represented (either in person or by proxy) to constitute a quorum or obtain the Acuren Stockholder Approval, Acuren shall use its reasonable best efforts to ensure such a quorum and approval at the Acuren Stockholders Meeting following such postponement or adjournment.

(f) The Parties shall cooperate and use their reasonable best efforts to hold the NV5 Stockholders Meeting and the Acuren Stockholders Meeting, as applicable, on the same day and at approximately the same time.

(g) Without limiting the generality of the foregoing, unless this Agreement shall have been terminated pursuant to Article VII, each of NV5 and Acuren agrees that its obligations to call, give notice of, convene and hold the NV5 Stockholders Meeting and the Acuren Stockholders Meeting, as applicable, pursuant to this Section 5.3 shall not be affected by the making of a NV5 Change of Recommendation or an Acuren Change of Recommendation, as applicable, and its obligations pursuant to this Section 5.3 shall not be affected by the commencement, announcement, disclosure, or communication to NV5 or Acuren, as applicable, of any NV5 Alternative Acquisition Proposal or Acuren Alternative Acquisition Proposal or other proposal (including, with respect to NV5, a NV5 Superior Proposal, or, with respect to Acuren, an Acuren Superior Proposal) or the occurrence or disclosure of any NV5 Intervening Event or Acuren Intervening Event.

Section 5.4 NV5 Non-Solicitation.

(a) During the period beginning on the date of this Agreement and continuing until 11:59 p.m. (Eastern time) on July 14, 2025 (the “NV5 Go-Shop Period”), the NV5 Entities and their Representatives shall have the right to: (i) solicit, initiate, facilitate or encourage the submission of an NV5 Alternative Acquisition Proposal, including

Annex A-55

by way of furnishing non-public information and other access to any Person pursuant to (but only pursuant to) an Acceptable Confidentiality Agreement; provided, that NV5 shall provide to Acuren, substantially concurrently when provided to any such other Person, material non-public information with respect to NV5 or any of the NV5 Subsidiaries furnished to such Person that was not previously furnished to Acuren; and (ii) engage in, enter into or otherwise participate in any discussions or negotiations related to any NV5 Alternative Acquisition Proposal with any Persons or “group” (within the meaning of Section 13(d) under the Exchange Act).

(b) Except as expressly permitted by this Section 5.4, NV5 and its officers and directors shall, and NV5 shall cause the NV5 Subsidiaries and their respective officers and directors to, and shall use reasonable best efforts to cause all other Representatives of the NV5 Entities to, at 12:01 a.m. (Eastern time) on July 15, 2025 (the “NV5 No-Shop Period Start Date”), immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted theretofore by the NV5 Entities and their Representatives related to any NV5 Alternative Acquisition Proposal, terminate all physical and electronic data room or analogous access previously granted to any such Person or its Representatives, and request that all confidential, proprietary or trade secret information previously furnished to any such Persons and its Representatives be returned and destroyed (with certification of the same) in accordance with the Acceptable Confidentiality Agreement.

(c) Except as otherwise expressly provided in this Agreement, from and after the NV5 No-Shop Period Start Date until the earlier of the First Effective Time and the date (if any) on which this Agreement is validly terminated pursuant to Article VII, NV5 and its officers and directors shall not, and NV5 shall cause the NV5 Subsidiaries and their respective officers and directors not to, and shall use reasonable best efforts to direct and cause all other Representatives of the NV5 Entities not to, directly or indirectly:

(i) initiate, solicit, propose, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a NV5 Alternative Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations with any Person with respect to, relating to, or in furtherance of any NV5 Alternative Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any NV5 Alternative Acquisition Proposal;

(iii) furnish any non-public information regarding the NV5 Entities, or access to their properties, assets or employees, to any Person in connection with or in response to any NV5 Alternative Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any NV5 Alternative Acquisition Proposal;

(iv) enter into any letter of intent or agreement in principle, or other agreement providing for any NV5 Alternative Acquisition Proposal (other than an Acceptable Confidentiality Agreement as provided in Section 5.4(f)(iii) entered into in compliance with Section 5.4(f)(iii)); or

(v) submit any NV5 Alternative Acquisition Proposal to the vote of the NV5 Stockholders.

(d) From and after the date of this Agreement, NV5 shall promptly (and in any event within forty-eight (48) hours) notify Acuren of the receipt by NV5 (directly or indirectly) of any NV5 Alternative Acquisition Proposal or any expression of interest, inquiry, proposal or offer with respect to any NV5 Alternative Acquisition Proposal, any request for information or data relating to NV5 or any NV5 Subsidiaries made by any Person in connection with any NV5 Alternative Acquisition Proposal, or any request for discussions or negotiations with any NV5 Entity or any of their Representatives relating to any NV5 Alternative Acquisition Proposal (including the identity of such Person), and NV5 shall provide to Acuren promptly (and in any event within forty-eight (48) hours) (i) an unredacted copy of any such expression of interest, inquiry, proposal or offer with respect to any NV5 Alternative Acquisition Proposal made in writing provided to any NV5 Entity or any of their Representatives or (ii) if any such expression of interest, inquiry, proposal or offer with respect to any NV5 Alternative Acquisition Proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter, NV5 shall (A) keep Acuren reasonably informed, on a prompt basis (and in any event within forty-eight (48) hours), of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any amendments thereto) or material requests and shall promptly (and in any event within forty-eight (48) hours) apprise Acuren of the status of each such discussion or negotiation and (B) provide to Acuren as soon as practicable after receipt or delivery thereof (and in any event

Annex A-56

within forty-eight (48) hours) copies of all material written correspondences and other material written materials provided to any NV5 Entity or any of their Representatives from any Person. Without limiting the foregoing, NV5 shall notify Acuren if NV5 determines to begin providing information or to engage in discussions or negotiations concerning any NV5 Alternative Acquisition Proposal, prior to providing any such information or engaging in any such discussions or negotiations.

(e) Except as permitted by Section 5.4(f), the NV5 Board, or any committee thereof, and its officers and directors shall not, and NV5 shall cause the NV5 Subsidiaries and their respective officers and directors not to, and shall use reasonable best efforts to cause the other Representatives of the NV5 Entities not to, directly or indirectly:

(i) withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, the NV5 Recommendation in a manner adverse to Acuren, either Merger Sub, or the Acuren Recommendation;

(ii) fail to include the NV5 Recommendation in the Joint Proxy Statement;

(iii) approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any NV5 Alternative Acquisition Proposal;

(iv) publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than an Acceptable Confidentiality Agreement referred to in Section 5.4(f)(iii) entered into in compliance with Section 5.4(f)(iii)) relating to a NV5 Alternative Acquisition Proposal (a “NV5 Alternative Acquisition Agreement”);

(v) in the case of any NV5 Alternative Acquisition Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of NV5 Common Stock (other than by Acuren or any Acuren Subsidiary), fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (A) three (3) Business Days prior to the date of the NV5 Stockholders Meeting (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third Business Day prior to the date of the NV5 Stockholders Meeting) or (B) ten (10) business days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;

(vi) if any NV5 Alternative Acquisition Proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing clause (v)), fail to publicly reaffirm the NV5 Recommendation on or prior to the earlier of (A) five (5) Business Days after Acuren so requests in writing (provided, that Acuren may not make any such request on more than two (2) occasions with respect to each NV5 Alternative Acquisition Proposal, which for these purposes excludes any material revision, amendment, update or supplement to such NV5 Alternative Acquisition Proposal) or (B) three (3) Business Days prior to the date of the NV5 Stockholders Meeting (or promptly after announcement or disclosure of such NV5 Alternative Acquisition Proposal if announced or disclosed on or after the third Business Day prior to the date of the NV5 Stockholders Meeting); or

(vii) cause or permit NV5 or any other NV5 Entity to enter into any NV5 Alternative Acquisition Agreement (together with any of the actions set forth in the foregoing clauses (i), (ii), (iii), (iv), (v), and (vi), a “NV5 Change of Recommendation”).

(f) Notwithstanding anything in this Agreement to the contrary:

(i) prior to, but not after, the receipt of NV5 Stockholder Approval, NV5 and its Representatives may (1) inform any person that NV5 is party to this Agreement and inform such person of the restrictions that are set forth in this Section 5.4, (2) disclose factual information regarding the business, financial condition or results of operations of NV5 in the ordinary course of business to its investors, and (3) disclose the fact that a NV5 Alternative Acquisition Proposal has been made, the identity of the party making such proposal or the material terms of such proposal in the Joint Proxy Statement or otherwise; provided, that, in the case of the foregoing clauses (2) and (3), (I) the NV5 Board of Directors shall in good faith determine, after consultation with its outside legal counsel, that such information, facts, identity or terms are required to be disclosed under applicable U.S. federal securities Laws or that failure to make such disclosure would be

Annex A-57

inconsistent with the duties of the NV5 Board of Directors under applicable Law, and (II) in the case of the foregoing clause (3), NV5 complies with the obligations set forth in Section 5.4(e)(vi); provided, however, that if such disclosure has the effect of withdrawing or adversely modifying the NV5 Recommendation, such disclosure shall be deemed to be a NV5 Change of Recommendation and Acuren shall have the right to terminate this Agreement pursuant to Section 7.1(d) (for the avoidance of doubt, it being agreed that the disclosure by NV5 of no more than the fact that such proposal has been made, the identity of the party making such proposal and the material terms thereof, shall not constitute a NV5 Change of Recommendation);

(ii) the NV5 Board may, after consultation with its outside legal counsel, make such disclosures as the NV5 Board determines in good faith are necessary to comply with Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or other disclosure required to be made in the Joint Proxy Statement by applicable U.S. federal securities Laws; provided, however, that if such disclosure has the effect of withdrawing or adversely modifying the NV5 Recommendation, such disclosure shall be deemed to be a NV5 Change of Recommendation and Acuren shall have the right to terminate this Agreement pursuant to Section 7.1(d) (for the avoidance of doubt, it being agreed that the issuance by NV5 of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, shall not constitute a NV5 Change of Recommendation);

(iii) prior to, but not after, the receipt of NV5 Stockholder Approval, NV5 and its Representatives may engage in the activities prohibited by Section 5.4(c)(ii) or Section 5.4(c)(iii) with any Person if NV5 receives a bona fide written NV5 Alternative Acquisition Proposal with respect to which NV5 has not materially breached any of its obligations set forth in this Section 5.4; provided, however, that (A) no information that is prohibited from being furnished pursuant to Section 5.4(c) may be furnished until NV5 receives from such Person an executed Acceptable Confidentiality Agreement, (B) any such non-public information has previously been made available to, or is made available to, Acuren prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within 48 hours) after) the time such information is made available to such Person, (C) prior to taking any such actions, the NV5 Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such NV5 Alternative Acquisition Proposal is, or would reasonably be expected to lead to, a NV5 Superior Proposal, and (D) prior to taking such actions, the NV5 Board determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the fiduciary duties owed by the NV5 Board to the NV5 Stockholders under applicable Law;

(iv) prior to, but not after, the receipt of the NV5 Stockholder Approval, in response to a bona fide written NV5 Alternative Acquisition Proposal with respect to which NV5 has not materially breached any of its obligations set forth in this Section 5.4, the NV5 Board may effect a NV5 Change of Recommendation if: (A) the NV5 Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such NV5 Alternative Acquisition Proposal is a NV5 Superior Proposal; (B) the NV5 Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a NV5 Change of Recommendation in response to such NV5 Superior Proposal would be inconsistent with the fiduciary duties owed by the NV5 Board to the NV5 Stockholders under applicable Law; (C) NV5 provides Acuren written notice of such proposed action and the basis thereof five (5) Business Days in advance, which notice shall set forth in writing that the NV5 Board intends to consider whether to take such action, specify the identity of the Person or “group” making such NV5 Alternative Acquisition Proposal, describe in reasonable detail the material terms and conditions of such NV5 Alternative Acquisition Proposal and include a copy of the NV5 Alternative Acquisition Proposal and any applicable transaction and financing documents; (D) after giving such notice and prior to effecting such NV5 Change of Recommendation, NV5 will make itself available to negotiate (and cause its officers, employees, financial advisor and outside legal counsel to be available to negotiate) with Acuren (to the extent Acuren wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement so that such NV5 Alternative Acquisition Proposal would cease to constitute a NV5 Superior Proposal; and (E) at the end of the five (5) Business Day period, prior to taking action to effect a NV5 Change of Recommendation, the NV5 Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Acuren in writing and any other information offered by Acuren in response to the notice, and determines in good faith, (1) after consultation with its financial advisor and outside legal counsel, that NV5 Alternative Acquisition

Annex A-58

Proposal remains a NV5 Superior Proposal, and (2) after consultation with outside legal counsel, that the failure to effect a NV5 Change of Recommendation in response to such NV5 Superior Proposal would be inconsistent with the fiduciary duties owed by the NV5 Board to the NV5 Stockholders under applicable Law; provided, that in the event of any material amendment or material modification to any NV5 Superior Proposal (it being understood that any amendment or modification to the economic terms of any such NV5 Superior Proposal shall be deemed material), NV5 shall be required to deliver a new written notice to Acuren and to comply with the requirements of this Section 5.4(f)(iv) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 5.4(f)(iv) shall be reduced to three (3) Business Days; provided further, that any such new written notice shall in no event shorten the original five (5) Business Day notice period;

(v) prior to, but not after, the receipt of the NV5 Stockholder Approval, in response to a bona fide written NV5 Alternative Acquisition Proposal that was received during the NV5 Go-Shop Period and with respect to which NV5 has not materially breached any of its obligations set forth in this Section 5.4, the NV5 Board may authorize NV5 to terminate this Agreement in order to enter into a NV5 Alternative Acquisition Agreement providing for the transaction contemplated by such NV5 Alternative Acquisition Proposal if: (A) the NV5 Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such NV5 Alternative Acquisition Proposal is a NV5 Superior Proposal; (B) the NV5 Board determines in good faith, after consultation with its outside legal counsel, that failure to terminate this Agreement in order to enter into a NV5 Alternative Acquisition Agreement providing for the transaction contemplated by such NV5 Alternative Acquisition Proposal would be inconsistent with the fiduciary duties owed by the NV5 Board to the NV5 Stockholders under applicable Law; (C) NV5 provides Acuren written notice of such proposed action and the basis thereof five (5) Business Days in advance, which notice shall set forth in writing that the NV5 Board intends to consider whether to take such action, specify the identity of the Person or “group” making such NV5 Alternative Acquisition Proposal, describe in reasonable detail the material terms and conditions of such NV5 Alternative Acquisition Proposal and include a copy of the NV5 Alternative Acquisition Proposal and any applicable transaction and financing documents; (D) after giving such notice and prior to terminating this Agreement, NV5 will make itself available to negotiate (and cause its officers, employees, financial advisor and outside legal counsel to be available to negotiate) with Acuren (to the extent Acuren wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement so that such NV5 Alternative Acquisition Proposal would cease to constitute a NV5 Superior Proposal; and (E) at the end of the five (5) Business Day period, prior to taking action to effect a NV5 Change of Recommendation, the NV5 Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Acuren in writing and any other information offered by Acuren in response to the notice, and determines in good faith, (1) after consultation with its financial advisor and outside legal counsel, that NV5 Alternative Acquisition Proposal remains a NV5 Superior Proposal, and (2) after consultation with outside legal counsel, that the failure to terminate this Agreement in order to enter into a NV5 Alternative Acquisition Agreement providing for the transaction contemplated by such NV5 Alternative Acquisition Proposal would be inconsistent with the fiduciary duties owed by the NV5 Board to the NV5 Stockholders under applicable Law; provided, that in the event of any material amendment or material modification to any NV5 Superior Proposal (it being understood that any amendment or modification to the economic terms of any such NV5 Superior Proposal shall be deemed material), NV5 shall be required to deliver a new written notice to Acuren and to comply with the requirements of this Section 5.4(f)(v) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 5.4(f)(v) shall be reduced to three (3) Business Days; provided further, that any such new written notice shall in no event shorten the original five (5) Business Day notice period; and

(vi) prior to, but not after, the receipt of the NV5 Stockholder Approval, in response to a NV5 Intervening Event that occurs or arises after the date of this Agreement and that did not arise from or in connection with a breach of this Agreement by NV5, the NV5 Board may effect a NV5 Change of Recommendation if: (A) the NV5 Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that a NV5 Intervening Event has occurred; (B) the NV5 Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a NV5 Change of Recommendation in response to such NV5 Intervening Event would be inconsistent with the fiduciary duties owed by the NV5 Board to the NV5 Stockholders under applicable Law; (C) NV5

Annex A-59

provides Acuren written notice of such proposed action and the basis thereof five (5) Business Days in advance, which notice shall set forth in writing that the NV5 Board intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the NV5 Intervening Event; (D) after giving such notice and prior to effecting such NV5 Change of Recommendation, NV5 will make itself available to negotiate (and cause its officers, employees, financial advisor and outside legal counsel to be available to negotiate) with Acuren (to the extent Acuren wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the NV5 Board not to effect a NV5 Change of Recommendation in response thereto; and (E) at the end of the five (5) Business Day period, prior to taking action to effect a NV5 Change of Recommendation, the NV5 Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Acuren in writing and any other information offered by Acuren in response to the notice, and determines in good faith, after consultation with outside legal counsel, that the failure to effect a NV5 Change of Recommendation in response to such NV5 Intervening Event would be inconsistent with the fiduciary duties owed by the NV5 Board to the NV5 Stockholders under applicable Law; provided, that in the event of any material changes regarding any NV5 Intervening Event, NV5 shall be required to deliver a new written notice to Acuren and to comply with the requirements of this Section 5.4(f)(vi) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 5.4(f)(vi) shall be reduced to three (3) Business Days; provided further, that any such new written notice shall in no event shorten the original five (5) Business Day notice period.

(g) During the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the First Effective Time and termination of this Agreement in accordance with Article VII, NV5 shall not (and it shall cause the NV5 Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which NV5 or any NV5 Subsidiary is a party.

(h) Notwithstanding anything to the contrary in this Section 5.4, any action, or failure to take action, that is taken by or at the direction of a director or officer of NV5 or any NV5 Subsidiary in violation of this Section 5.4 shall be deemed to be a breach of this Section 5.4 by NV5.

(i) As used herein:

(i) “Acceptable Confidentiality Agreement” means a confidentiality agreement that (A) contains provisions (limitations on the use and disclosure of non-public information) that are no less favorable in any material respect to NV5 or Acuren, as the case may be, than those under the Confidentiality Agreement, including standstill provisions that are no less favorable in any material respect to NV5 or Acuren, as applicable, than those under the Confidentiality Agreement (it being agreed that such confidentiality agreement between NV5 or Acuren, as applicable, and such person shall permit such person to make any NV5 Alternative Acquisition Proposal or Acuren Alternative Acquisition Proposal, as applicable, to such Party’s Board), and (B) in the case of NV5, does not contain standstill or other provisions that prohibit NV5 from providing any information to Acuren in accordance with this Section 5.4 or that otherwise prohibits NV5 from complying with the provisions of Section 5.4;

(ii) “NV5 Alternative Acquisition Proposal” means a bona fide proposal or offer from any Person (except for Acuren or one of its Representatives) or “group,” within the meaning of Section 13(d) under the Exchange Act, for, in a single transaction or series of related transactions, any (A) acquisition of assets of the NV5 Entities equal to twenty percent (20%) or more of NV5’s consolidated assets or to which twenty percent (20%) or more of NV5’s revenues or earnings on a consolidated basis are attributable, (B) acquisition of twenty percent (20%) or more of the outstanding NV5 Common Stock, (C) tender offer or exchange offer that, if consummated, would result in any Person owning twenty percent (20%) or more of the outstanding NV5 Common Stock or (D) issuance, sale or other disposition (including by way of merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction) of twenty percent (20%) or more of the outstanding NV5 Common Stock;

(iii) “NV5 Intervening Event” means a material event, fact, circumstance, development or occurrence that was not known to the NV5 Board prior to NV5’s execution and delivery hereof (or if known, the consequences of which were not known or reasonably foreseeable), which event, fact, circumstance, development or occurrence, or any consequence thereof, becomes known to the NV5 Board after NV5’s execution and delivery hereof; provided, however, that in no event shall any of the following be a NV5

Annex A-60

Intervening Event or be taken into account in determining whether a NV5 Intervening Event has occurred: (A) the receipt, existence or terms of a NV5 Alternative Acquisition Proposal; (B) any matter contemplated by Section 5.8, including any noncompliance with Section 5.8 or any consequence thereof; (C) any change, in and of itself, in the trading price or trading volume of Acuren Common Stock or NV5 Common Stock; or (D) any failure, in and of itself, by Acuren or NV5 to meet, or the exceeding by Acuren or NV5 of, internal or published estimates or forecasts of revenues, earnings or other financial metrics (provided, that, with respect to the foregoing clauses (C) and (D), any event, change, effect, development, state of facts, condition, circumstance or occurrence giving rise to or contributing to such change that is not otherwise excluded from the definition of NV5 Intervening Event may be a NV5 Intervening Event and may be taken into account in determining whether a NV5 Intervening Event has occurred);

(iv) “NV5 Superior Proposal” means a bona fide, written NV5 Alternative Acquisition Proposal that is received after the date of this Agreement and that the NV5 Board determines, in its good-faith judgment, after consultation with its financial advisor and outside legal counsel, (A) would result in a transaction more favorable to the NV5 Stockholders from a financial point of view than the transactions contemplated hereby and (B) is reasonably likely to be consummated on the terms and timing proposed (taking into account any legal, regulatory, financial, timing, financing and other aspects of such proposal that the NV5 Board considers relevant, any revisions to this Agreement proposed in writing by Acuren and such other factors that are deemed relevant by the NV5 Board in its good-faith judgment); provided, that, for purposes of the definition of “NV5 Superior Proposal,” the references to “twenty percent (20%)” in the definition of NV5 Alternative Acquisition Proposal shall be deemed to be references to “fifty and one-tenth percent (50.1%).”

Section 5.5 Acuren Non-Solicitation.

(a) Except as expressly permitted by this Section 5.5, from and after the date of this Agreement and until the earlier of the First Effective Time and the earlier termination of this Agreement pursuant to Article VII, Acuren and its officers and directors shall, and Acuren shall cause the Acuren Subsidiaries and their respective officers and directors to, and shall use reasonable best efforts to cause all other Representatives of the Acuren Entities to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore by the Acuren Entities and their Representatives conducted theretofore related to any Acuren Alternative Acquisition Proposal, terminate all physical and electronic data room or analogous access previously granted to any such Person or its Representatives, and request that all confidential, proprietary or trade secret information previously furnished to any such Persons and its Representatives be returned and destroyed (with certification of the same) in accordance with the Acceptable Confidentiality Agreement.

(b) Except as otherwise expressly provided in this Agreement, from and after the date of this Agreement and until the earlier of the First Effective Time and the date (if any) on which this Agreement is validly terminated pursuant to Article VII, Acuren and its officers and directors shall not, and Acuren shall cause the Acuren Subsidiaries and their respective officers and directors not to, and shall use reasonable best efforts to direct and cause all other Representatives of the Acuren Entities not to, directly or indirectly:

(i) initiate, solicit, propose, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acuren Alternative Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations with any Person with respect to, relating to, or in furtherance of any Acuren Alternative Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any Acuren Alternative Acquisition Proposal;

(iii) furnish any non-public information regarding the Acuren Entities, or access to their properties, assets or employees, to any Person in connection with or in response to any Acuren Alternative Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any Acuren Alternative Acquisition Proposal;

Annex A-61

(iv) enter into any letter of intent or agreement in principle, or other agreement providing for any Acuren Alternative Acquisition Proposal (other than an Acceptable Confidentiality Agreement as provided in Section 5.5(e)(iii) entered into in compliance with Section 5.5(e)(iii)); or

(v) submit any Acuren Alternative Acquisition Proposal to the vote of the Acuren Stockholders.

(c) From and after the date of this Agreement, Acuren shall promptly (and in any event within forty-eight (48) hours) notify NV5 of the receipt by Acuren (directly or indirectly) of any Acuren Alternative Acquisition Proposal or any expression of interest, inquiry, proposal or offer with respect to any Acuren Alternative Acquisition Proposal, any request for information or data relating to Acuren or any Acuren Subsidiaries made by any Person in connection with any Acuren Alternative Acquisition Proposal or any request for discussions or negotiations with any Acuren Entity or any of their Representatives relating to any Acuren Alternative Acquisition Proposal (including the identity of such Person), and Acuren shall provide to NV5 promptly (and in any event within forty-eight (48) hours) (i) an unredacted copy of any such expression of interest, inquiry, proposal or offer with respect to any Acuren Alternative Acquisition Proposal made in writing provided to any Acuren Entity or any of their Representatives or (ii) if any such expression of interest, inquiry, proposal or offer with respect to any Acuren Alternative Acquisition Proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter, Acuren shall (A) keep NV5 reasonably informed, on a prompt basis (and in any event within forty-eight (48) hours), of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any amendments thereto) or material requests and shall promptly (and in any event within forty-eight (48) hours) apprise NV5 of the status of each such discussion or negotiation and (B) provide to NV5 as soon as practicable after receipt or delivery thereof (and in any event within forty-eight (48) hours) copies of all material written correspondences and other material written materials provided to any Acuren Entity or any of their Representatives from any Person. Without limiting the foregoing, Acuren shall notify NV5 if Acuren determines to begin providing information or to engage in discussions or negotiations concerning any Acuren Alternative Acquisition Proposal, prior to providing any such information or engaging in any such discussions or negotiations.

(d) Except as permitted by Section 5.5(e), the Acuren Board, or any committee thereof, and its officers and directors shall not, and Acuren shall cause the Acuren Subsidiaries and their respective officers and directors not to, and shall use reasonable best efforts to cause all other Representatives of the Acuren Entities not to, directly or indirectly:

(i) withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, the Acuren Recommendation in a manner adverse to NV5 or the NV5 Recommendation;

(ii) fail to include the Acuren Recommendation in the Joint Proxy Statement;

(iii) approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any Acuren Alternative Acquisition Proposal;

(iv) publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than an Acceptable Confidentiality Agreement referred to in Section 5.5(e)(iii) entered into in compliance with Section 5.5(e)(iii)) relating to an Acuren Alternative Acquisition Proposal (an “Acuren Alternative Acquisition Agreement”);

(v) in the case of any Acuren Alternative Acquisition Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Acuren Common Stock (other than by NV5 or any NV5 Subsidiary), fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (A) three (3) Business Days prior to the date of the Acuren Stockholders Meeting (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third Business Day prior to the date of the Acuren Stockholders Meeting) or (B) ten (10) business days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;

Annex A-62

(vi) if any Acuren Alternative Acquisition Proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing clause (v)), fail to publicly reaffirm the Acuren Recommendation on or prior to the earlier of (A) five (5) Business Days after NV5 so requests in writing (provided, that NV5 may not make any such request on more than two (2) occasions with respect to each Acuren Alternative Acquisition Proposal, which for these purposes excludes any material revision, amendment, update or supplement to such Acuren Alternative Acquisition Proposal) or (B) three (3) Business Days prior to the date of the Acuren Stockholders Meeting (or promptly after announcement or disclosure of such Acuren Alternative Acquisition Proposal if announced or disclosed on or after the third Business Day prior to the date of the Acuren Stockholders Meeting); or

(vii) cause or permit Acuren or any other Acuren Entity to enter into any Acuren Alternative Acquisition Agreement (together with any of the actions set forth in the foregoing clauses (i), (ii), (iii), (iv), (v), and (vi), an “Acuren Change of Recommendation”).

(e) Notwithstanding anything in this Agreement to the contrary:

(i) the Acuren Board may after consultation with its outside legal counsel, make such disclosures as the Acuren Board determines in good faith are necessary to comply with Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or other disclosure required to be made in the Joint Proxy Statement by applicable U.S. federal securities Laws; provided, however, that if such disclosure has the effect of withdrawing or adversely modifying the Acuren Recommendation, such disclosure shall be deemed to be an Acuren Change of Recommendation and NV5 shall have the right to terminate this Agreement as set forth in Section 7.1(c) (for the avoidance of doubt, it being agreed that the issuance by Acuren of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, shall not constitute an Acuren Change of Recommendation);

(ii) prior to, but not after, the receipt of Acuren Stockholder Approval, Acuren and its Representatives may engage in the activities prohibited by Section 5.5(b)(ii) or Section 5.5(b)(iii) with any Person if Acuren receives a bona fide written Acuren Alternative Acquisition Proposal with respect to which Acuren has not materially breached any of its obligations set forth in this Section 5.5; provided, however, that (A) no information that is prohibited from being furnished pursuant to Section 5.5(b) may be furnished until Acuren receives from such Person an executed Acceptable Confidentiality Agreement, (B) that any such non-public information has previously been made available to, or is made available to, NV5 prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within 48 hours) after) the time such information is made available to such Person, (C) prior to taking any such actions, the Acuren Board determines in good faith, after consultation with the Acuren Financial Advisor and outside legal counsel, that such Acuren Alternative Acquisition Proposal is, or would reasonably be expected to lead to, an Acuren Superior Proposal, and (D) prior to taking such actions, the Acuren Board determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the fiduciary duties owed by the Acuren Board to the Acuren Stockholders under applicable Law;

(iii) prior to, but not after, the receipt of the Acuren Stockholder Approval, in response to a bona fide written Acuren Alternative Acquisition Proposal with respect to which Acuren has not materially breached any of its obligations set forth in this Section 5.5, the Acuren Board may effect an Acuren Change of Recommendation if: (A) the Acuren Board determines in good faith after consultation with the Acuren Financial Advisors and outside legal counsel that such Acuren Alternative Acquisition Proposal is an Acuren Superior Proposal; (B) the Acuren Board determines in good faith, after consultation with its outside legal counsel, that failure to effect an Acuren Change of Recommendation in response to such Acuren Superior Proposal would be inconsistent with the fiduciary duties owed by the Acuren Board to the Acuren Stockholders under applicable Law; and (C) Acuren provides NV5 written notice of such action and the basis thereof within two (2) Business Days, which notice shall set forth in writing that the Acuren Board intends to take such action, specify the identity of the Person or “group” making such Acuren Alternative Acquisition Proposal, describe in reasonable detail the material terms and conditions of such Acuren Alternative Acquisition Proposal and include a copy of the Acuren Alternative Acquisition Proposal and any applicable transaction and financing documents; and

Annex A-63

(iv) prior to, but not after, the receipt of the Acuren Stockholder Approval, in response to an Acuren Intervening Event that occurs or arises after the date of this Agreement and that did not arise from or in connection with a breach of this Agreement by Acuren, the Acuren Board may effect an Acuren Change of Recommendation if: (A) the Acuren Board determines in good faith after consultation with the Acuren Financial Advisors and outside legal counsel that an Acuren Intervening Event has occurred; (B) the Acuren Board determines in good faith, after consultation with its outside legal counsel, that failure to effect an Acuren Change of Recommendation in response to such Acuren Intervening Event would be inconsistent with the fiduciary duties owed by the Acuren Board to the Acuren Stockholders under applicable Law; and (C) Acuren provides NV5 written notice of such action and the basis thereof within two (2) Business Days, which notice shall set forth in writing that the Acuren Board intends to take such action and includes a reasonably detailed description of the facts and circumstances of the Acuren Intervening Event.

(f) During the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the First Effective Time and termination of this Agreement in accordance with Article VII, Acuren shall not (and it shall cause the Acuren Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which Acuren or any Acuren Subsidiary is a party.

(g) Notwithstanding anything to the contrary in this Section 5.5, any action, or failure to take action, that is taken by or at the direction of a director or officer of Acuren or any Acuren Subsidiary in violation of this Section 5.5 shall be deemed to be a breach of this Section 5.5 by Acuren.

(h) As used herein:

(i) “Acuren Alternative Acquisition Proposal” means a bona fide proposal or offer from any Person (except for NV5 or one of its Representatives) or “group,” within the meaning of Section 13(d) under the Exchange Act, for, in a single transaction or series of related transactions, any (A) acquisition of assets of the Acuren Entities equal to twenty percent (20%) or more of Acuren’s consolidated assets or to which twenty percent (20%) or more of Acuren’s revenues or earnings on a consolidated basis are attributable, (B) acquisition of twenty percent (20%) or more of the outstanding Acuren Common Stock, (C) tender offer or exchange offer that, if consummated, would result in any Person owning twenty percent (20%) or more of the outstanding Acuren Common Stock, or (D) issuance, sale or other disposition (including by way of merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction) of twenty percent (20%) or more of the outstanding Acuren Common Stock;

(ii) “Acuren Intervening Event” means a material event, fact, circumstance, development or occurrence that was not known to the Acuren Board prior to Acuren’s execution and delivery hereof (or if known, the consequences of which were not known or reasonably foreseeable), which event, fact, circumstance, development or occurrence, or any consequence thereof, becomes known to the Acuren Board after Acuren’s execution and delivery hereof; provided, however, that in no event shall any of the following be an Acuren Intervening Event or be taken into account in determining whether an Acuren Intervening Event has occurred: (A) the receipt, existence or terms of an Acuren Alternative Acquisition Proposal; (B) any matter contemplated by Section 5.8, including any noncompliance with Section 5.8 or any consequence thereof; (C) any change, in and of itself, in the trading price or trading volume of NV5 Common Stock or Acuren Common Stock; or (D) any failure, in and of itself, by NV5 or Acuren to meet, or the exceeding by NV5 or Acuren of, internal or published estimates or forecasts of revenues, earnings or other financial metrics (provided, that, with respect to the foregoing clauses (C) and (D), any event, change, effect, development, state of facts, condition, circumstance or occurrence giving rise to or contributing to such change that is not otherwise excluded from the definition of Acuren Intervening Event may be an Acuren Intervening Event and may be taken into account in determining whether an Acuren Intervening Event has occurred);

(iii) “Acuren Superior Proposal” means a bona fide, written Acuren Alternative Acquisition Proposal that is received after the date of this Agreement and that the Acuren Board determines, in its good-faith judgment, after consultation with its financial advisor and outside legal counsel, (A) would result in a transaction more favorable to Acuren from a financial point of view than the transactions contemplated hereby and (B) is reasonably likely to be consummated on the terms and timing proposed (taking into account any legal, regulatory, financial, timing, financing and other aspects of such proposal and such

Annex A-64

other factors that the Acuren Board considers relevant in its good-faith judgment); provided, that, for purposes of the definition of “Acuren Superior Proposal,” the references to “twenty percent (20%)” in the definition of Acuren Alternative Acquisition Proposal shall be deemed to be references to “fifty and one-tenth percent (50.1%).”

Section 5.6 Notification of Certain Matters. Acuren and NV5 shall each give prompt notice to the other Party if it receives any notice or other communication from any Governmental Authority (except for any notice or communication contemplated by Section 5.8), the NYSE, Nasdaq or any customer or other Person having material business relations with any NV5 Entity or Acuren Entity, respectively, in each case, asserting that such Person’s Consent is required, or asserting that a Party is required to make a Filing with such Person, in connection with the Mergers or the other transactions contemplated hereby.

Section 5.7 Access to Information.

(a) Upon reasonable advance notice, NV5 shall provide Acuren and its Representatives reasonable access, during normal business hours throughout the period prior to the earlier of the First Effective Time and the date (if any) on which this Agreement is validly terminated pursuant to Article VII, to the NV5 Entities’ properties, books, records and key personnel, and during such period, NV5 shall cause to be furnished promptly to Acuren, its Representatives and the Debt Financing Sources all reasonably available information concerning the NV5 Entities and their respective businesses (including financial information prepared for NV5’s management in the Ordinary Course of Business and information related to planned capital expenditures), as Acuren or the Debt Financing Sources may reasonably request, including copies of such information as is necessary for the operation, ownership and management of the NV5 Entities’ business or information as may be required to permit Acuren to satisfy its obligations to any Governmental Authority following the First Effective Time (but in the case of the Debt Financing Sources, only if relevant to the Debt Financing); provided, that NV5 shall not be required to provide any such access or information that in the reasonable, good-faith judgment of NV5 would (i) be reasonably likely to result in the disclosure of any trade secrets of third parties, the violation of any Law or any material Contract to which any NV5 Entity is a party or by which any NV5 Entity is bound (including any confidentiality obligation of any NV5 Entity), or the unreasonable disruption of the operations of any NV5 Entity (by such access); provided, that NV5 shall use commercially reasonable efforts to obtain the required consent of such third party to provide such access or disclosure to the extent permissible under applicable Law, or (ii) be reasonably likely to jeopardize or undermine protections afforded any NV5 Entity under any privilege or doctrine (including attorney-client privilege); provided, that NV5 shall use commercially reasonable efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of such privilege or doctrine; provided further, that (A) NV5 shall promptly notify Acuren in writing if any reason described in the foregoing clauses (i) or (ii) is applicable to any request for information and (B) if any such access or information is limited for the reasons described in the foregoing clauses (i) or (ii), Acuren and NV5 shall use their respective commercially reasonable efforts to establish a process that (through use of steps such as, without limitation, redactions, provision of information to counsel to review and summarize for Acuren or use of a “clean room” environment for analysis and review of information by joint integration teams in coordination with counsel and NV5) shall provide Acuren with timely access to the fullest extent possible to the substance of the information described in this Section 5.7(a). Notwithstanding anything to the contrary in this Section 5.7(a), from and after the date hereof, NV5 shall, upon Acuren’s written request, provide Acuren with all records related to the process conducted by the Special Committee that led to the execution of this Agreement (it being understood, for the avoidance of doubt, that following the Closing, all such records shall be owned by the Surviving Entity), subject to any exceptions above in this Section 5.7(a), for the avoidance of doubt, such exceptions to include any records reasonably likely to jeopardize or undermine protections afforded any NV5 Entity or the Special Committee under any privilege or doctrine (including attorney-client privilege). Any such access shall be subject to NV5’s reasonable security measures and shall not include the right of Acuren nor any of its Representatives to perform any invasive or subsurface assessment (including any Phase I or Phase II environmental site assessment or other invasive or subsurface testing, sampling, monitoring or analysis).

(b) Upon reasonable advance notice, Acuren shall provide NV5 and its Representatives reasonable access, during normal business hours throughout the period prior to the First Effective Time, to the Acuren Entities’ properties, books, records and key personnel and during such period, Acuren shall cause to be furnished promptly to NV5 and its Representatives all reasonably available information concerning the Acuren Entities and their respective businesses (including financial information prepared for Acuren’s management in the Ordinary Course of Business and information related to planned capital expenditures), as NV5 may reasonably request, including copies of such

Annex A-65

information as is necessary for the operation, ownership and management of the Acuren Entities’ businesses or information as may be required to permit NV5 to satisfy its applicable obligations to any Governmental Authority (if any); provided, that Acuren shall not be required to provide any such access or information that in the reasonable, good-faith judgment of Acuren would (i) be reasonably likely to result in the disclosure of any trade secrets of third parties, the violation of any Law or any material Contract to which any Acuren Entity is a party or by which any Acuren Entity is bound (including any confidentiality obligation of any Acuren Entity) or the unreasonable disruption of the operations of any Acuren Entity; provided, that Acuren shall use commercially reasonable efforts to obtain the required consent of such third party to provide such access or disclosure to the extent permissible under applicable Law, or (ii) be reasonably likely to jeopardize or undermine protections afforded any Acuren Entity under any privilege or doctrine (including attorney-client privilege); provided, that Acuren shall use commercially reasonable efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of such privilege or doctrine; provided further, that (A) Acuren shall promptly notify NV5 in writing if any reason described in the foregoing clauses (i) or (ii) is applicable to any request for information and (B) if any such access or information is limited for the reasons described in the foregoing clauses (i) or (ii), NV5 and Acuren shall use their respective commercially reasonable efforts to establish a process that (through use of steps such as, without limitation, redactions, provision of information to counsel to review and summarize for NV5 or use of a “clean room” environment for analysis and review of information by joint integration teams in coordination with counsel and Acuren) shall provide NV5 with timely access to the fullest extent possible to the substance of the information described in this Section 5.7(b). Any such access shall be subject to Acuren’s reasonable security measures and shall not include the right of NV5 nor any of its Representatives to perform any invasive or subsurface assessment (including any Phase I or Phase II environmental site assessment or other invasive or subsurface testing, sampling, monitoring or analysis).

(c) All information obtained by Acuren, NV5 and their respective Representatives under this Section 5.7 shall be treated as “Proprietary Information” for purposes of the Confidentiality Agreement. Notwithstanding anything herein to the contrary, nothing in this Section 5.7 shall limit any customary disclosures made by Acuren and its Affiliates to the Debt Financing Sources, rating agencies, prospective Debt Financing Sources, underwriters, initial purchasers, solicitation agents, existing lenders (and related agents) or otherwise in connection with efforts or activities by Acuren or the Debt Financing Sources to obtain the Debt Financing; provided, that the recipients of such information and any other information contemplated to be provided by NV5 pursuant to Section 5.7(a) agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentially provisions contained in customary bank books and offering memoranda.

Section 5.8 Consents, Approvals and Filings; Other Actions.

(a) Subject to the terms and conditions hereof, each Party shall use reasonable best efforts (i) to make all Filings to or with, and to obtain all Consents of, Governmental Authorities that are necessary, proper or advisable to consummate the Mergers and (ii) to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable, to the extent permitted by applicable Law, to cause the conditions in Article VI to be satisfied as promptly as reasonably practicable after the date hereof. In addition, each Party shall use reasonable best efforts to obtain all Consents of Persons other than Governmental Authorities that are necessary, proper or advisable to consummate the Mergers; provided, however, that (A) neither Party shall make, or commit or agree to make, any material concession or payment to, or incur any material Liability to, any such non-Governmental Authority third Person to obtain any such Consent without the other Party’s prior written consent and (B) no Party shall be required to make, or commit or agree to make, any such concession or payment to, or incur any Liability that is not conditioned on the consummation of the Mergers or the other transactions contemplated hereby.

(b) (i) As soon as reasonably practicable after the date hereof, taking into account the views and input, if any, from applicable Governmental Authorities, but in no event later than thirty (30) days after the date hereof, unless a later date is mutually agreed to by the Parties, each of Acuren and NV5 shall file a notification and report form for the transactions contemplated hereby under the HSR Act with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”), and (ii) as soon as reasonably practicable after the date hereof, each of Acuren and NV5 shall make, or cause to be made, any other Filing thereby that may be required by any applicable Antitrust Law, in each case, that are necessary, proper or advisable to consummate the Mergers or the other transactions contemplated hereby. The Parties shall supply as promptly as reasonably practicable any additional information and documentary material that may be requested in connection with any of the foregoing Filings.

Annex A-66

(c) Notwithstanding the foregoing, the reasonable best efforts of Acuren or NV5 under this Section 5.8 shall not require Acuren or NV5, in connection with the receipt of any regulatory approval, to offer or agree to (i) sell or hold separate and agree to sell, divest or to discontinue or limit, before or after the Closing, any assets, businesses, or interest in any assets or businesses of Acuren, NV5 or any of their respective Affiliates (or to consent to any sale, or agreement to sell, or discontinuance or limitation by Acuren or NV5, as the case may be, of any of its assets or businesses) or (ii) agree to any conditions relating to, or changes or restriction in, the operations of any such asset or businesses, in either case, which could reasonably be expected, individually or in the aggregate, to (A) be materially adverse to NV5 and its Subsidiaries, taken as a whole, or Acuren and its Subsidiaries, taken as a whole, either before or after giving effect to the Mergers or the other transactions contemplated hereby, or (B) materially and adversely impact the economic, business or other benefits of the transactions contemplated hereby to such Party.

(d) Each Party shall (i) consult and cooperate reasonably with the other Parties in connection with (A) any Filing contemplated by this Section 5.8 and any analysis, appearance, presentation, memorandum, brief, argument, response to questions from any Governmental Authority, opinion or proposal made or submitted in connection with any such Filing and (B) any Action related to the Mergers or the other transactions contemplated hereby, including any governmental inquiry, investigation or proceeding initiated by a private party, and (ii) keep the other Party reasonably informed and on a reasonably timely basis of (A) any communication received by such Party from, or given by such Party to, any Governmental Authority in connection with the Mergers or the other transactions contemplated hereby, including the FTC, the Antitrust Division, and (B) any communication received or given by a private Person in connection with any governmental inquiry, investigation or proceeding, in each case, related to the Mergers or the other transactions contemplated hereby; provided, that no Party shall be required to share with any other Party any Personal Information. Except as may be prohibited by any Governmental Authority or by applicable Law, each Party shall permit authorized Representatives of the other Party (and the other Party’s outside counsel) to (1) participate at or in each substantive meeting, conference or telephone call with a representative of a Governmental Authority related to any such Filing or Action, (2) have reasonable access to and be consulted in connection with any material document, opinion or proposal made or submitted to any Governmental Authority in connection with any such Filing or Action and (3) review prior to filing or submission any Filing with or submission to (including any response to questions from) any Governmental Authority submitted as required by Section 5.8(b). The Parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other Party under this Section 5.8 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside counsel of the recipient Party and shall not be disclosed by such outside legal counsel to any other Representatives of such recipient Party unless express permission is obtained in advance from the disclosing Party of the materials or its legal counsel. The Parties shall coordinate with respect to developing and implementing the overall strategy relating to the Antitrust Laws, including with respect to any Filings and communications with or to any Governmental Authority; provided, however, that Acuren shall have the right, so long as Acuren consults and considers in good faith the views of NV5, to take the lead in (w) coordinating and making, including (without prejudice to the requirements of Section 5.8(b)) determining the timing of, all Filings with Governmental Authorities in connection with the Mergers, (x) determining the strategy for, and making all material decisions related to (including determining the timing of proposing any, and the strategy for negotiating any, Regulatory Concessions) the Parties obtaining all Consents of a Governmental Authority contemplated by this Section 5.8 (including the HSR Clearance), (y) coordinating and communicating with Governmental Authorities related to the Parties obtaining all Consents of a Governmental Authority contemplated by this Section 5.8 and (z) resolving any Action related to any such Filing or Consent or the Mergers by any Governmental Authority, including any governmental inquiry, investigation or proceeding initiated by a private party.

(e) Each of Acuren and NV5 agrees that, prior to the earlier of First Effective Time and the date of termination of this Agreement, it shall not, and shall ensure that none of its respective Subsidiaries shall, consummate or enter into any agreement providing for any investment, acquisition, divestiture, business combination or other transaction that would reasonably be expected to prevent the consummation of the Mergers from occurring prior to the Outside Date.

Annex A-67

Section 5.9 Director and Officer Indemnification and Insurance.

(a) The rights to indemnification, advancements and exculpation from liability for acts or omissions occurring at or prior to the First Effective Time in favor of any present or former director, officer, manager, employee or agent of NV5 or any of its Subsidiaries (each, a “NV5 Indemnified Person”) (i) as set forth in the Final Surviving Corporation’s Constituent Documents, (ii) existing immediately prior to the First Effective Time under each of NV5’s and each NV5 Subsidiary’s Constituent Documents or (iii) existing in any agreement in effect immediately prior to the First Effective Time between any NV5 Indemnified Person and NV5 or any NV5 Subsidiary shall survive the Closing and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years after the Closing Date. From and after the Closing Date, neither Acuren, any Acuren Subsidiary nor the Surviving Entity shall take any action to amend, modify, repeal or circumvent any obligations to any NV5 Indemnified Person under the first sentence of this Section 5.9(a) or any indemnification agreement, applicable Laws or otherwise that are in existence as of immediately prior to the First Effective Time. Without limiting the foregoing, from and after the Closing, Acuren and the Surviving Entity agree that the Surviving Entity will (and Acuren will cause the Surviving Entity to) indemnify and hold harmless each NV5 Indemnified Person against all claims, losses, liabilities, damages, judgments, inquiries, fines and fees, costs and expenses, including reasonable attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the First Effective Time (including this Agreement and the transactions contemplated hereby)), by reason of the fact that such NV5 Indemnified Person is or was a director, officer, manager, employee or agent of NV5 and acting in such capacity at the relevant time or any NV5 Subsidiary or is or was serving at the request of NV5 or any NV5 Subsidiary as a director, officer, manager, employee or agent of another Person, whether asserted or claimed prior to, at or after the First Effective Time, to the fullest extent permitted under applicable Law. In the event of any such claim, action, suit or proceeding, each NV5 Indemnified Person will be entitled to advancement of reasonable expenses incurred in the defense of any such claim, action, suit or proceeding prior to the final disposition thereof from Acuren or the Surviving Entity within thirty (30) days of receipt by the Acuren or the Surviving Entity from such NV5 Indemnified Person of a written claim therefor; provided, that the NV5 Indemnified Person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL or any applicable indemnification agreement, to repay such advances if it is ultimately determined by final non-appealable adjudication that such NV5 Indemnified Person is not entitled to indemnification.

(b) The Surviving Entity shall purchase and the Surviving Entity shall (and Acuren shall cause the Surviving Entity to) maintain for at least six (6) years after the Closing the extended reporting period on the current policies of directors’ and officers’ liability insurance maintained by NV5 or any NV5 Subsidiary with respect to claims arising out of or relating to events which occurred before or at the First Effective Time; provided, however, that if the Surviving Entity is unable to purchase the extended reporting period on the insurance coverage required under the prior sentence, Acuren and the Surviving Entity shall, using the broker of Acuren’s choice, obtain comparable (and in any event no less favorable) insurance coverage available for each year within such six-year period. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid “tail” policies have been obtained by Acuren or the Surviving Entity on or prior to the First Effective Time, which policies provide coverage to all covered persons that is substantially similar in scope and amount to the coverage available to them under the policies currently in place (but excluding cyber ransomware coverage), for an aggregate period of six (6) years with respect to acts or omissions occurring or alleged to have occurred prior to the First Effective Time that were committed or alleged to have been committed by such covered persons. Prior to the Closing, Acuren and NV5 shall cooperate to obtain such “tail” coverage of at least the same coverage and amounts (but excluding cyber ransomware coverage) and containing terms and conditions (including coverage limits and deductibles) that are no less favorable with respect to claims arising out of or relating to events that occurred before or at the First Effective Time; provided, that Acuren and the Surviving Entity shall not be obligated to pay an aggregate premium for such “tail” coverage that would exceed an amount equal to the lesser of (x) 200% of the premium paid by NV5 for directors’ and officers’ liability insurance coverage for its last full fiscal year and (y) the premium for such “tail” coverage set forth in NV5’s current directors’ and officers’ liability insurance policy; and provided, further, that Acuren and NV5 shall cooperate to obtain such “tail” coverage at the lowest total premium available. If a “tail policy” is purchased, the Surviving Entity shall, and Acuren shall cause the Surviving Entity to, maintain such policies in full force and effect, and continue to honor the obligations thereunder, in accordance with the terms of this Section 5.9.

Annex A-68

(c) The provisions of this Section 5.9 are intended to be for the benefit of, and will survive and be enforceable by, each NV5 Indemnified Person and their respective heirs and representatives and such Persons will be third-party beneficiaries of this Section 5.9. The rights of each NV5 Indemnified Person shall be in addition to, and not in limitation of, any other rights such NV5 Indemnified Person may have under the Constituent Documents of NV5, any NV5 Subsidiary or the Surviving Entity, any other indemnification arrangement, or otherwise.

(d) In the event Acuren, the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Acuren or the Surviving Entity, as the case may be, shall assume the obligations of such party set forth in this Section 5.9. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance (or similar) claims under any policy that is or has been in existence with respect to NV5 or any of its Subsidiaries or their respective officers, directors, employees or agents, it being understood and agreed that the indemnification provided for in this Section 5.9 is not prior to, or in substitution for, any such claims under any such policies.

(e) The obligations of Acuren and the Surviving Entity under this Section 5.9 shall not be terminated, amended or modified in any manner so as to adversely affect any covered Person (including their successors, heirs and legal representatives) to whom this Section 5.9 applies without the consent of such Person.

Section 5.10 Financing Assistance and Cooperation.

(a) Prior to the Closing, NV5 shall, and shall cause the other NV5 Entities to, (I) furnish (or cause to be furnished) to Acuren, as promptly as reasonably practicable, any information reasonably requested by the Debt Financing Sources and (II) use their reasonable best efforts (and direct its and their respective Representatives) to provide such reasonable and customary assistance in connection with the arrangement of the Debt Financing as may be reasonably requested by Acuren. Such assistance shall include, but shall not be limited to, each NV5 Entity using its reasonable best efforts to:

(i) cooperate with Acuren’s marketing efforts in connection with the Debt Financing, including by providing reasonable assistance to Acuren in its preparation of customary ratings agency presentations, bank books, confidential information memoranda, customary representation letters, marketing materials and other similar customary marketing documents (including a version of the marketing materials that does not contain any material non-public information with respect to the NV5 Entities), and (y) seek to provide the Debt Financing benefits from existing lending and investment banking relationships of NV5 and the other NV5 Entities, in each case of the foregoing subclauses (x) and (y), as reasonably required by Acuren or the Debt Financing Sources in connection with the Debt Financing;

(ii) cause the NV5 Entities’ management teams, with appropriate seniority and expertise, to participate in a reasonable number of road shows, lender presentations, due diligence sessions and meetings with prospective lenders and ratings agencies (which may be conducted on a telephonic or on a video communications platform if reasonably acceptable to Acuren and the Debt Financing Sources);

(iii) facilitate the taking of all corporate actions reasonably requested by Acuren or the Debt Financing Sources to permit the consummation of the Debt Financing Agreements;

(iv) facilitate the cooperation of its independent auditors with the Debt Financing, including delivering to Acuren “comfort” letters, in form and substance reasonably satisfactory to Acuren, customary in scope and substance for letters delivered by independent public accountants in connection with transactions similar to those contemplated by this Agreement;

(v) cause the NV5 Entities’ management teams, with appropriate seniority and expertise, to (x) cooperate and assist, and cause their Representatives to cooperate and assist, with the Debt Financing Sources’ due diligence, (y) assist in the negotiation of the principal Debt Financing Agreements, and to furnish customary information relating to the NV5 Entities to be included in any schedules, annexes or exhibits to the Debt Financing Agreements and (z) facilitate the execution and delivery at the Closing of the Debt Financing Agreements, including by causing appropriate post-Closing officers of the NV5 Entities to be available upon reasonable notice by Acuren or its counsel to execute and deliver the Debt Financing

Annex A-69

Agreements and related customary officer’s certificates (including a solvency certificate), secretary’s certificates and perfection certificates (in each case, to be held in escrow pending the Closing, with the effectiveness of such signatures conditioned upon the consummation of the Closing) in anticipation of the Closing;

(vi) facilitate the pledging, granting of security interests in, and otherwise granting of liens on, the property and assets of the NV5 Entities, including delivery of possessory collateral (such as certificated equity and promissory notes) to the Debt Financing Sources at, and subject to the occurrence of, the Closing; and

(vii) at least five (5) Business Days prior to the Closing, provide all documentation and other information about the NV5 Entities as is reasonably requested in writing by the Debt Financing Sources at least nine (9) Business Days prior to the Closing Date with respect to applicable “know your customer”, beneficial ownership and anti-money laundering rules and regulations (including, the Patriot Act and 31 C.F.R. § 1010.230);

provided, that, in the case of each of clauses (i) through (v) above, (A) no NV5 Entity nor any of its Representatives shall be required to pay (or agree to pay) any commitment or other fee, pay any expense, provide any indemnities or incur any Liability or enter into any agreement in connection with the Debt Financing, in each case, prior to the Closing, (B) the NV5 Entities and their respective officers and employees shall not be required to take any action that would unreasonably interfere with the operation of the businesses of the NV5 Entities, (C) it is understood that Acuren shall be responsible for the preparation of any pro forma financial information or pro forma financial statements required pursuant to the Securities Act or as may be customary in connection with such financing, (D) the NV5 Entities shall not be required to authorize, approve, execute or deliver any documents or instruments in connection with the Debt Financing (other than any authorization letters included in any payoff letters in accordance with Section 5.18(a)) prior to the Closing, except for the execution and delivery of such documents and instruments that are conditioned upon, and not effective until, the consummation of the Closing (and which execution and delivery shall be authorized and approved exclusively by the post-Closing directors, managers or members of the applicable governing body of such Person), (E) the NV5 Entities shall not be required to disclose any information that (1) constitutes non-financial trade secrets or non-financial proprietary information, (2) the disclosure of which is prohibited by applicable Law, (3) that is subject to attorney client or similar privilege or constitutes attorney work product or (4) the disclosure of which is restricted by any Contract existing on the date of this Agreement and not entered into for the purpose of qualifying for the exclusion in this clause (E), and (F) the NV5 Entities shall not be required to take any action that would reasonably be expected to result in any violation of any applicable Law or any NV5 Material Contract to which any NV5 Entity is a party as of the date of this Agreement or by which any of their respective properties or assets is bound as of the date of this Agreement (including any action to the extent it could cause any representation or warranty in this Agreement to be breached, cause any condition to the Closing set forth in Article VI to fail to be satisfied or otherwise cause any breach of this Agreement).

(b) The NV5 Entities hereby consent to the use of their logos in connection with the Debt Financing, subject to advance review of and consultation with respect to such use.

(c) Acuren shall indemnify and hold harmless NV5, its Subsidiaries and their Representatives from and against any liability or obligation suffered or incurred by them in connection with the arrangement of the Debt Financing or the Alternative Financing and any information utilized in connection therewith (other than unmodified historical information relating to NV5 and its Subsidiaries provided by NV5 in writing specifically for use in the Debt Financing offering documents), except to the extent such liability or obligation is suffered or incurred as a result of any such Person’s bad faith, willful misconduct or fraud, as applicable, and, promptly upon request by NV5, shall reimburse NV5 for all reasonable and documented out-of-pocket costs incurred by NV5, any of its Subsidiaries or Representatives in connection with such cooperation pursuant to this Section 5.10. No action, liability or obligation of NV5, any of its Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to any financing (including any Debt Financing) will be effective until the First Effective Time, and neither NV5 nor any of its Subsidiaries will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument that is not contingent on the occurrence of the Closing or that must be effective prior to the First Effective Time. Nothing in this Section 5.10 shall require (A) any officer (or equivalent) or Representative of NV5 or any of its Subsidiaries to deliver any certificate or take any other action under this Section 5.10 that could reasonably be expected to result in personal liability to such officer

Annex A-70

(or equivalent) or Representative; or (B) the NV5 Board to approve any financing or contracts related thereto prior to the First Effective Time (it being understood and agreed that all such certificates, opinions or resolutions shall be delivered by any officer or board members of the Surviving Entity immediately after the First Effective Time).

(d) Notwithstanding anything to the contrary herein, the condition set forth in Section 6.2(b) as it applies to NV5’s obligations under Section 5.10(a), shall be deemed satisfied unless (i) NV5 has failed to satisfy its obligations under Section 5.10(a) in any material respect, (ii) Acuren has notified NV5 of such failure in writing a reasonably sufficient amount of time prior to the Closing Date to afford NV5 with a reasonable opportunity to cure such failure and (iii) such failure has been a proximate cause of Acuren’s failure to receive the proceeds of any financing. Acuren acknowledges and agrees that obtaining any financing is not a condition to its obligations under this Agreement. If any financing has not been obtained, Acuren shall continue to be obligated, until such time as the Agreement is terminated in accordance with Article VII and subject to the waiver or fulfillment of the conditions set forth in Article VI, to complete the transactions contemplated by this Agreement.

Section 5.11 NYSE Stock Exchange Listing; Blue-Sky Laws; Delisting.

(a) Acuren shall use reasonable best efforts to cause the shares of Acuren Common Stock to be issued in connection with the First Merger to be listed on NYSE, subject to official notice of issuance, prior to the First Effective Time, and NV5 shall reasonably cooperate with Acuren in connection therewith, including by providing all information reasonably requested by Acuren in connection therewith. Acuren shall use reasonable best efforts to take all actions reasonably required to be taken under any applicable state securities Laws in connection with the Acuren Stock Issuance, except qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any such jurisdiction.

(b) Prior to the First Effective Time, NV5 shall cooperate with Acuren and use reasonable best efforts to take all actions necessary to be taken on its part prior to the First Effective Time to cause the delisting of the NV5 Common Stock from Nasdaq and the termination of NV5’s registration under the Exchange Act, in each case, as soon as reasonably practicable following the First Effective Time, subject to compliance with NV5’s obligations under the Exchange Act.

Section 5.12 Section 16 Matters. Prior to the First Effective Time, each of Acuren and NV5 shall use reasonable best efforts to cause any dispositions of NV5 Common Stock (including derivative securities related to NV5 Common Stock) or acquisitions of Acuren Common Stock (including derivative securities related to Acuren Common Stock) resulting from the transactions contemplated hereby by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act related to NV5 or shall become subject to such reporting requirements related to Acuren, to be exempt under Rule 16b-3 under the Exchange Act, to the extent permitted by applicable Law.

Section 5.13 Employee Benefit Matters.

(a) Until the first (1st) anniversary of the Closing Date (or, if earlier, the date of the termination of the applicable employee’s employment with the Surviving Entity or its Subsidiaries) (the “Continuation Period”), the Surviving Entity will provide to each individual who is employed by any of the NV5 Entities immediately preceding the First Effective Time (each, a “Continuing Employee”) Overall Compensation that is no less favorable in the aggregate than the Overall Compensation provided by the NV5 Entities immediately prior to the Closing, as determined by the Acuren Board in its reasonable good faith discretion based on such quantitative and qualitative factors as it may deem relevant. For purposes of this Section 5.13, “Overall Compensation” means a benefits and compensation package that includes (i) annual base salary, commission rate and hourly wage rate, (ii) cash incentive compensation opportunities (but only with respect to target performance levels and amounts) and (iii) employee benefits (including paid time off and vacation, but excluding retiree benefits, defined benefit pension benefits and accruals, equity and equity-based compensation and change in control or similar benefits).

(b) Acuren shall, or shall cause the Surviving Entity to, credit Continuing Employees for service earned or credited on and prior to the Closing Date with the NV5 Entities, or their predecessors, in addition to service earned with Acuren and its Affiliates on or after the Closing Date, (i) to the extent that service is relevant for purposes of eligibility, vesting, or the calculation of vacation, sick days, severance, layoff and similar benefits (but not for purposes of defined benefit plan benefit accruals or vesting under any equity or equity based compensation plans other than Replacement RSA Awards) under any retirement or other employee benefit plan, program, or arrangement

Annex A-71

of Acuren and its Affiliates or the Surviving Entity for the benefit of the Continuing Employees on or after the Closing Date and (ii) for such additional purposes as may be required by applicable Law; provided, that nothing herein shall result in a duplication of benefits with respect to the Continuing Employees.

(c) Acuren shall use commercially reasonable efforts to cause the following, subject to the provisions of the applicable Acuren Benefit Plan and/or the applicable group insurance policy thereunder: (i) each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all Acuren Benefit Plans, to the extent such Acuren Benefit Plan is an “employee welfare benefit” plan within the meaning of 3(1) of ERISA and coverage under such Acuren Benefit Plan replaces coverage under a comparable NV5 Benefit Plan in which such Continuing Employee participated immediately before the replacement; and (ii) for purposes of each Acuren Benefit Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, (A) all pre-existing condition exclusions and actively-at-work requirements of such Acuren Benefit Plan to be waived for such Continuing Employee and his or her covered dependents and (B) any eligible expenses incurred by such Continuing Employee and his or her covered dependents under an NV5 Benefit Plan during the portion of the plan year prior to the Closing Date to be taken into account under such Acuren Benefit Plan for purposes of satisfying all deductible, co-insurance, co-payment, and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Acuren Benefit Plan.

(d) Nothing in this Agreement shall be construed to confer on any Person, other than the Parties, their successors and permitted assigns, any right to enforce the provisions of this Section 5.13 or be construed as an amendment of any benefit plan or any employee benefit plan maintained by NV5, Acuren or their respective Affiliates. In addition, nothing expressed or implied in this Section 5.13 shall confer upon any of the employees or any other Person any additional rights or remedies, including any additional right to employment, or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Agreement.

Section 5.14 Stockholder Litigation. In the event that any Action related to this Agreement, the Mergers or the other transactions contemplated hereby is brought against NV5 or its directors or Acuren or its directors, as the case may be, by any holders of Equity Securities of NV5 or Acuren (“Stockholder Litigation”), such Party (a) shall promptly notify the other Party of such Stockholder Litigation and shall keep the other Party reasonably informed on a current basis of the status thereof, (b) shall give the other Party the opportunity to participate in the defense and settlement of such Stockholder Litigation (at such Party’s sole cost and expense) and (c) shall not settle such Stockholder Litigation without the other Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 5.15 Certain Tax Matters.

(a) The Parties shall (and shall cause their Affiliates to) use their respective commercially reasonable efforts to take, and not fail to take, or to cause to be taken any action necessary (i) for the Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”), and (ii) to obtain any tax opinions (A) required to be filed with the SEC in connection with the filing of the Form S-4 or (B) requested by either Party (from such Party’s counsel), including by executing letters of representation at such time or times as may be reasonably requested by counsel.

(b) Acuren shall promptly notify NV5 if, at any time before the First Effective Time, Acuren becomes aware of any fact or circumstance that could reasonably be expected to prevent, cause a failure of, or impede the Intended Tax Treatment. NV5 shall promptly notify Acuren if, at any time before the First Effective Time, NV5 becomes aware of any fact or circumstance that could reasonably be expected to prevent, cause a failure of, or impede the Intended Tax Treatment.

(c) During the period from the date hereof until to the Closing Date, the NV5 Entities shall: (i) properly prepare, in the Ordinary Course of Business, and timely file all Tax Returns required to be filed by it (or them) on or before the Closing Date (the “Post-Signing Returns”); (ii) consult with Acuren with respect to all income and other material Post-Signing Returns and deliver drafts of such Post-Signing Returns to Acuren no later than twenty (20) Business Days prior to the date (including extensions) on which such Post-Signing Returns are required to be filed and incorporate any reasonable comments made by Acuren thereto and received by NV5 at least ten (10) Business Days prior to the date (including extensions) on which such Post-Signing Return is required to be filed; (iii) fully and timely pay all Taxes due and payable in respect of any Post-Signing Returns; (iv) properly reserve

Annex A-72

(and reflect such reserve in its books and records and financial statements), in the Ordinary Course of Business, for all material Taxes payable by the NV5 Entities for which no Post-Signing Return is due prior to the Closing Date; and (v) promptly notify Acuren of any inquiries, investigations, examinations, audits or other proceedings initiated against or with respect to the NV5 Entities in respect of any material Tax matter.

(d) Any transfer, stamp, documentary, sales, use, registration, value added and other similar Taxes (including all applicable real estate transfer Taxes) (“Transfer Taxes”) incurred in connection with this Agreement and the transactions contemplated hereby will be borne and paid one-half by Acuren, on the one hand, and one-half by NV5 when due. The Party required by applicable Law shall prepare and file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and if required by applicable Law, the Parties shall, and shall cause their respective Affiliates, to join in the execution of any such Tax Returns and other documentation.

Section 5.16 NV5 Equity Award Schedule. No later than three (3) Business Days prior to the anticipated Closing Date (the “Equity Award Reference Date”), NV5 shall provide Acuren a list of all outstanding NV5 Equity Awards as of the close of business on the Capitalization Date, including (a) the employee identification number of the holder thereof, (b) the type of award and number of shares of NV5 Common Stock related thereto, (c) the name of the NV5 Equity Plan under which the award was granted and (d) the date of grant and vesting terms, in each case, as of the Equity Award Reference Date. Following such delivery, NV5 shall promptly (and in no event later than the day prior to the Closing Date) provide Acuren with a list of any changes occurring in such information since the Equity Award Reference Date.

Section 5.17 State Takeover Statutes. If any Takeover Law becomes, or purports to become, applicable to any Merger or the other transactions contemplated hereby, each Party shall grant any approvals and take any actions that are necessary so that such Merger and the other transactions contemplated hereby may be consummated as promptly as reasonably practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the Mergers or the other transactions contemplated hereby.

Section 5.18 Financing Covenants of Acuren and Merger Subs; Payoff Letters.

(a) Until the earliest to occur of (x) the Closing Date, (y) the valid termination of this Agreement in accordance with Article VII and (z) the consummation of alternative financing transactions or asset sales (subject to Section 5.2(b)(vi)) identified in writing to NV5 as “Alternative Funding Transactions” (“Alternative Funding Transactions”) generating net cash proceeds sufficient, when taken together with any other sources of funds immediately available to Acuren or any Acuren Entity, to pay all amounts payable in cash by Acuren or Merger Subs under this Agreement in connection with the transactions contemplated by this Agreement, Acuren shall (I) use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the Debt Financing described in the Debt Commitment Letter on the terms and conditions described in the Debt Commitment Letter as promptly as practicable, including using reasonable best efforts to (A) maintain in full force and effect the Debt Commitment Letter and to negotiate and execute the Debt Financing Agreements with respect to the Debt Financing on the terms contained in the Debt Commitment Letter or on terms that, taken as a whole, are not materially less favorable to Acuren than the terms contained in the Debt Commitment Letter, in each case which terms shall not in any respect expand on the conditions to the funding of the Debt Financing that would reasonably be expected to delay or prevent the Closing (it being understood, for the avoidance of doubt, that Acuren may amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letter as of the date hereof), or reduce the aggregate amount of the Debt Financing available to be funded on the Closing Date below the amount necessary (when taken together with any other sources of funds immediately available to Acuren or any Acuren Entity) to consummate the transactions contemplated by this Agreement and (B) satisfy on a timely basis (or obtain the waiver of) all conditions and covenants applicable to Acuren in the Debt Commitment Letter and such Debt Financing Agreements that are to be satisfied by Acuren at or prior to the Closing and to consummate the Debt Financings thereunder at or prior to Closing, unless such Debt Commitment Letter and/or Debt Financing Agreements terminate in accordance with their terms upon the consummation of Alternative Funding Transactions generating net cash proceeds sufficient, when taken together with such other sources of immediately available funds, to pay all amounts payable in cash by Acuren under this Agreement in connection with the transactions contemplated by this Agreement, and (II) comply with their obligations under the Debt Commitment Letter and the Debt Financing Agreements, unless waived by the Debt Financing Sources. Acuren shall keep NV5 informed on a reasonably current basis in reasonable detail of any

Annex A-73

material developments concerning the status of the Debt Financing. Acuren shall provide NV5, upon reasonable request, with copies of any Debt Financing Agreements and such other information and documentation regarding the Debt Financing as shall be reasonably necessary to allow NV5 to monitor the progress of such financing activities; provided, that only a redacted version of any fee letter (with such redactions to be reasonably acceptable to the Debt Financing Sources) may be disclosed to NV5.

(b) In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter (other than the consummation of Alternative Funding Transactions generating net cash proceeds sufficient, when taken together with such other sources of immediately available funds, to pay all amounts payable in cash by Acuren under this Agreement in connection with the transactions contemplated by this Agreement), Acuren and Merger Sub shall use their respective commercially reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange to obtain alternative financing from alternative sources in an amount sufficient, when added to the portion of the Debt Financing and other sources of immediately available funds that is available, to consummate the transactions contemplated by this Agreement and to pay all related fees and expenses (“Alternative Financing”) as promptly as practicable following the occurrence of such event and to obtain, and when obtained, to provide NV5 with a copy of, a replacement financing commitment that provides for such Alternative Financing (the “Alternative Financing Commitment Letter”). If applicable, any reference in this Agreement to “Debt Financing” shall include “Alternative Financing”, any reference to “Debt Commitment Letter” shall include the “Alternative Financing Commitment Letter” and any references to “Debt Financing Agreements” shall include the definitive documentation relating to any such Alternative Financing.

(c) Acuren shall promptly (and, in any event, within two (2) Business Days) notify NV5 in writing of the following (I) of any actual breach or default (or any event or circumstance that, with or without notice or lapse of time or both, could reasonably be expected to give rise to any breach or default) by any other party to the Debt Commitment Letter or Debt Financing Agreement, (II) of the receipt by Acuren or any of its Representatives of any notice or other communication from any Debt Financing Source, any lender or any other Person with respect to any (A) actual, threatened or alleged breach, default, termination or repudiation by any party to the Debt Commitment Letter or any Debt Financing Agreement or any provision of the Debt Financing contemplated pursuant to the Debt Commitment Letter or Debt Financing Agreements (including any proposal by any Debt Financing Source, or lender or other Person to withdraw, terminate or make a material change in the terms or the conditions of (including the amount of Debt Financing contemplated by) the Debt Commitment Letter), or (B) material dispute or disagreement between or among any parties to the Debt Commitment Letter or any Debt Financing Agreement, (III) if for any reason Acuren believes in good faith that there is a material possibility that it will not be able to obtain all or any portion of the Debt Financing on the terms, in the manner or from the sources contemplated by the Debt Commitment Letter or the Debt Financing Agreements and (IV) of the termination or expiration of the Debt Commitment Letter or Debt Financing Agreement, in each case, that would result in, or is a result of, a Restricted Commitment Letter Amendment (as defined below); provided, that, with respect to clauses (I), (II) and (III), in no event shall Acuren be under any obligation to deliver or disclose any information that would reasonably be expected to waive the protection of attorney-client privilege or similar legal privilege or breach any duty of confidentiality. As soon as reasonably practicable, but in any event within two (2) business days after NV5 delivers to Acuren a written request, Acuren shall provide any information reasonably requested by NV5 relating to any of the circumstances referred to in this Section 5.18).

(d) Acuren shall not permit or consent to, without the prior written consent of NV5 (which consent shall not be unreasonably delayed, conditioned or withheld), (I) any amendment, replacement, supplement or modification to be made to the Debt Commitment Letter if such amendment, replacement, supplement or modification would (A) materially change, expand or impose new conditions precedent to the funding of the Debt Financing from those set forth therein on the date hereof, (B) change the timing of the funding of the Debt Financing thereunder or reasonably be expected to impair, delay or prevent the availability of all or a portion of the Debt Financing or the consummation of the transactions contemplated by this Agreement, (C) reduce the aggregate cash amount of the Debt Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing), (D) adversely affect the ability of Acuren to enforce its rights against the other parties to the Debt Commitment Letter or (E) otherwise reasonably be expected to adversely affect the ability of Acuren to consummate the transactions contemplated by this Agreement or the timing of the Closing (collectively, the “Restricted Commitment Letter Amendments”) (provided, that, for the avoidance of doubt, subject to the limitations set forth

Annex A-74

in this Section 5.18(d), Acuren may amend the Debt Commitment Letter to make changes or corrections that are not prejudicial to the rights or interests of NV5, and add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date hereof, but only if the addition of such additional parties, individually or in the aggregate, would not result in the occurrence of a Restricted Commitment Letter Amendment), (II) any waiver of any material provision or remedy available to Acuren under the Debt Commitment Letter or (III) early termination of the Debt Commitment Letter (other than in connection with an amendment or replacement of the Debt Commitment Letter in a manner that is not a Restricted Commitment Letter Amendment); provided, that, for the avoidance of doubt, the termination of, or reduction of commitments under, the Debt Commitment Letter pursuant to the terms thereof (including any amendment, modification or agreement to reflect such termination or reduction) as a result of the consummation of Alternative Funding Transactions generating net cash proceeds sufficient, when taken together with other sources of immediately available funds (including any remaining commitments under the Debt Commitment Letter), to pay all amounts payable by Acuren under this Agreement in connection with the transactions contemplated by this Agreement, shall not constitute a Restricted Commitment Letter Amendment or otherwise be prohibited under this Section 5.18(d). For all purposes of this Agreement, references to the “Debt Commitment Letter” shall include such document as permitted or required by this Section 5.18(d) to be amended, modified or waived, in each case from and after such amendment, modification or waiver.

(e) At or prior to the Closing, NV5 shall deliver to Acuren, customary payoff letters executed by the holders of Indebtedness set forth in Section 5.18 of the NV5 Disclosure Schedule, a draft of which shall be provided to Acuren no less than three (3) Business Days (or such later time as Acuren may reasonably agree) prior to the anticipated Closing Date. Each payoff letter shall (a) be customary in form and substance, (b) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs and any other monetary obligations then due and payable under the applicable debt instrument as of the anticipated Closing Date and (c) provide that upon receipt of such payoff amount (i) such Indebtedness shall be repaid and satisfied in full and all related loan documents shall be terminated and (ii) all Liens and guarantees in connection therewith related to any NV5 Entity or any of their respective assets or properties shall be automatically released. At the Closing, Acuren shall pay or cause to be paid the amounts set forth in the payoff letters delivered pursuant to this Section 5.18 to the accounts identified therein, including, for the avoidance of doubt, any amounts to repay any NV5 Indebtedness to be repaid at the Closing.

Section 5.19 Obligations of Merger Sub and the Surviving Entity. Acuren shall take all action necessary to cause Merger Sub I, Merger Sub II and the Surviving Entity to perform their respective obligations under this Agreement.

Article VI.
CONDITIONS TO THE MERGERS

Section 6.1 Conditions to Obligations of Each Party. The respective obligations of Acuren and Merger Subs, on the one hand, and NV5, on the other hand, to consummate the Closing are subject to the satisfaction (or waiver by Acuren and NV5) prior to the Closing of the following conditions:

(a) Stockholder Approvals. The NV5 Stockholder Approval and the Acuren Stockholder Approval shall have been obtained.

(b) NYSE Stock Exchange Listing. The shares of Acuren Common Stock to be issued in connection with the First Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c) No Legal Restraint. No Law, whether preliminary, temporary or permanent, shall be in effect that prevents, makes illegal or prohibits the Mergers, the Acuren Stock Issuance or any other transaction contemplated hereby, and there shall be no Action initiated by a Governmental Authority pending that seeks to prevent, make illegal or prohibit the Mergers, the Acuren Stock Issuance or any other transaction contemplated hereby (any such Law or Action, a “Legal Restraint”).

(d) Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act, and no stop order suspending the Form S-4 shall have been issued by the SEC.

Annex A-75

(e) Antitrust and Foreign Direct Investment. The waiting period (and any extension of such period) under the HSR Act applicable to the transactions contemplated hereby shall have expired or otherwise been terminated (the “HSR Clearance”). All Consents and Filings required under any applicable Antitrust Law or any Laws requiring foreign investment clearance to consummate the transactions contemplated hereby, including those set forth on Section 6.1(e) of the Disclosure Schedules, shall have been obtained or made.

Section 6.2 Conditions to Obligations of Acuren and Merger Subs. The obligations of Acuren and Merger Subs to consummate the Closing are subject to the satisfaction (or waiver by Acuren) prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) Each representation and warranty in Article III (except for the representations and warranties in Section 3.1(a), Section 3.2(a), the first and second sentences of Section 3.2(b), Section 3.2(e), Section 3.3, Section 3.6(c) and Section 3.20) shall be accurate in all respects (read, for purposes of this Section 6.2(a) only, without any qualification as to “material,” “in all material respects,” “NV5 Material Adverse Effect” or materiality, but in each case, after giving effect to the lead-in to Article III) as of the date hereof and as of the Closing as if made anew as of the Closing (except to the extent any such representation or warranty expressly speaks as of any other specific date, in which case such representation or warranty shall have been accurate in all respects as of such date), except for any failure of such representations and warranties to be accurate as would not reasonably be expected to result, individually or in the aggregate, in a NV5 Material Adverse Effect, (ii) each representation and warranty in Section 3.1(a), Section 3.2(e), Section 3.3 and Section 3.20 shall be accurate in all material respects as of the date hereof and as of the Closing as if made anew as of the Closing (except to the extent any such representation or warranty expressly speaks as of any other specific date, in which case such representation or warranty shall have been accurate in all material respects as of such date), (iii) each representation and warranty in Section 3.6(c) shall be accurate in all respects as of the date hereof and (iv) each representation and warranty in Section 3.2(a) and the first and second sentences of Section 3.2(b) shall be accurate in all but de minimis respects as of the date hereof and as of the Closing as if made anew as of the Closing (except to the extent any such representation or warranty expressly speaks as of any other specific date, in which case such representation or warranty shall have been accurate in all but de minimis respects as of such date).

(b) Covenants and Agreements. NV5 shall have performed or complied with in all material respects all of the covenants and agreements hereunder that this Agreement requires NV5 to perform or comply with at or prior to the Closing.

(c) No NV5 Material Adverse Effect. Since the date hereof, no NV5 Material Adverse Effect shall have occurred that is continuing.

(d) Bringdown Certificate. Acuren shall have received a certificate, dated as of the Closing Date and duly executed by an executive officer of NV5, certifying the satisfaction of all conditions in Section 6.2(a), Section 6.2(b) and Section 6.2(c).

Section 6.3 Conditions to Obligations of NV5. The obligation of NV5 to consummate the Closing is subject to the satisfaction (or waiver by NV5) prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) Each representation and warranty in Article IV (except for the representations and warranties in Section 4.1(a), Section 4.2(a), the first and second sentences of Section 4.2(b), Section 4.2(e), Section 4.3, Section 4.6(c) and Section 4.21) shall be accurate in all respects (read, for purposes of this Section 6.3(a) only, without any qualification as to “material,” “in all material respects,” “Acuren Material Adverse Effect” or materiality but in each case, after giving effect to the lead-in to Article IV) as of the date hereof and as of the Closing as if made anew as of the Closing (except to the extent any such representation or warranty expressly speaks as of any other specific date, in which case such representation or warranty shall have been accurate in all respects as of such date), except for any failure of such representations and warranties to be accurate as would not reasonably be expected to result, individually or in the aggregate, in an Acuren Material Adverse Effect, (ii) each representation and warranty in Section 4.1(a), Section 4.2(e), Section 4.3 and Section 4.21 shall be accurate in all material respects as of the date hereof and as of the Closing as if made anew as of the Closing (except to the extent any such representation or warranty expressly speaks as of any other specific date, in which case such representation or warranty shall have been accurate in all material respects as of such date), (iii) each representation and warranty in Section 4.6(c) shall be accurate in all respects as of the date hereof and (iv) each representation and warranty in Section 4.2(a) and the first and second sentences of Section 4.2(b), shall be accurate in all but de

Annex A-76

minimis respects as of the date hereof and as of the Closing as if made anew as of the Closing (except to the extent any such representation or warranty expressly speaks as of any other specific date, in which case such representation or warranty shall have been accurate in all but de minimis respects as of such date).

(b) Covenants and Agreements. Each of Acuren and each Merger Sub shall have performed or complied with in all material respects all of the covenants and agreements hereunder that this Agreement requires Acuren or Merger Subs to perform or comply with at or prior to the Closing.

(c) No Acuren Material Adverse Effect. Since the date hereof, no Acuren Material Adverse Effect shall have occurred that is continuing.

(d) Bringdown Certificate. NV5 shall have received a certificate, dated as of the Closing Date and duly executed by an executive officer of Acuren, certifying the satisfaction of all conditions in Section 6.3(a), Section 6.3(b) and Section 6.3(c).

(e) Acuren Tax Opinion. NV5 shall have received a written opinion of counsel from Greenberg Traurig, LLP, in form reasonably satisfactory to NV5 (the “Acuren Tax Opinion”), to the effect that the Mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such Acuren Tax Opinion, such counsel shall be entitled to rely upon representations of officers of Acuren and NV5 reasonably satisfactory in form and substance to such counsel.

Article VII.
TERMINATION

Section 7.1 Termination. This Agreement may be terminated and the Mergers and the other transactions contemplated hereby may be abandoned at any time prior to the First Effective Time, whether (except as expressly set forth below) before or after the Acuren Stockholder Approval or the NV5 Stockholder Approval has been obtained:

(a) by mutual written consent of Acuren and NV5;

(b) by either Acuren or NV5 upon written notice to the other Party:

(i) if any Governmental Authority having jurisdiction over any Party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of any of the Mergers and such order, decree, ruling or injunction or other action shall have become final and non-appealable, or if there shall be adopted any Law that permanently makes consummation of any of the Mergers illegal or otherwise permanently prohibited; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any Party whose failure to fulfill any covenant or agreement under this Agreement has been the primary cause of or resulted in the action or event described in this Section 7.1(b)(i) occurring;

(ii) if the Mergers shall not have been consummated on or before 5:00 p.m. on October 3, 2025 (the “Outside Date”); provided, that if all of the conditions to Closing, other than the conditions set forth in Section 6.1(e), shall have been satisfied or waived or shall be capable of being satisfied at such time (other than those conditions that by their nature are to be satisfied at the Closing), the Outside Date shall automatically be extended to the date that is November 3, 2025, which date shall thereafter be deemed to be the Outside Date; and provided further, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to any Party whose failure to fulfill any covenant or agreement under this Agreement has been the primary cause of or resulted in the failure of the Mergers to occur on or before such date;

(iii) in the event of a breach by the other Party of any representation, warranty, covenant or other agreement contained in this Agreement which would give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) or Section 6.3(a) or Section 6.3(b), as applicable, if it was continuing as of the Closing (and such breach is either not curable prior to the Outside Date or, if curable prior to the Outside Date, has not been cured by the breaching Party by the earlier of (A) thirty (30) days after the giving of written notice to the breaching Party of such breach and (B) two (2) Business Days prior to the Outside Date) (a “Terminable Breach”); provided, however, that the terminating Party is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement;

Annex A-77

(iv) if (A) the Acuren Stockholder Approval shall not have been obtained upon a vote held at a duly held and concluded Acuren Stockholders Meeting (including any adjournments or postponements thereof) or (B) the NV5 Stockholder Approval shall not have been obtained upon a vote at a duly held and concluded NV5 Stockholders Meeting (including any adjournments or postponements thereof);

(c) by NV5, prior to, but not after, the time the Acuren Stockholder Approval is obtained, if the Acuren Board (or a committee thereof) shall have effected an Acuren Change of Recommendation (whether or not such Acuren Change of Recommendation is permitted by this Agreement);

(d) by Acuren, prior to, but not after, the time the NV5 Stockholder Approval is obtained, if the NV5 Board (or a committee thereof) shall have effected a NV5 Change of Recommendation (whether or not such NV5 Change of Recommendation is permitted by this Agreement);

(e) by NV5, prior to, but not after, the time the NV5 Stockholder Approval is obtained, if (i) NV5 has received a NV5 Superior Proposal and (ii) the NV5 Board has authorized NV5 to enter into a NV5 Alternative Acquisition Agreement to consummate the transaction contemplated by such NV5 Superior Proposal pursuant to Section 5.4(f)(v) and in compliance in all material respects with the provisions of Section 5.4; provided that a termination pursuant to this Section 7.1(e) shall not be effective unless NV5 has paid, or has caused to be paid, to Acuren the Termination Fee prior to or concurrently with such termination in accordance with Section 7.3(g); or

(f) by NV5, if Acuren has not obtained the Debt Financing and consummated the Closing by the fifth (5th) Business Day following NV5’s confirmation in writing to Acuren that each of the conditions set forth in Section 6.1 and Section 6.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing and that were capable of being satisfied if the Closing would occur).

Section 7.2 Notice of Termination; Effect of Termination.

(a) A terminating Party shall provide written notice of termination to the other Party specifying with particularity the reason for such termination and, if made in accordance with this Agreement, any termination shall be effective immediately upon delivery of such written notice to the other Party.

(b) In the event of termination of this Agreement by any Party pursuant to Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party; provided, that this Section 7.2, Section 7.3 and Article VIII (and the definitions (but no other terms) contained in provisions that substantively define any related defined terms not substantively defined in Article VIII) and the Confidentiality Agreement shall survive such termination; provided further, however, that, notwithstanding anything to the contrary herein, no such termination shall relieve any Party from liability for any damages for a Willful Breach of this Agreement or Fraud.

Section 7.3 Expenses and Other Payments.

(a) Except as otherwise provided in this Agreement, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions hereby, whether or not the Mergers shall be consummated, except that all filing fees paid in respect of the filings under the HSR Act and other applicable Antitrust Laws in connection with the Mergers and other related transactions contemplated hereby shall be borne equally by Acuren and NV5.

(b) If Acuren terminates this Agreement pursuant to Section 7.1(d), then NV5 shall pay Acuren a termination fee equal to $48,552,038 (the “Termination Fee”), in cash by wire transfer of immediately available funds to an account designated by Acuren, no later than three (3) Business Days after notice of termination of this Agreement; provided, that if Acuren terminates this Agreement pursuant to Section 7.1(d) and NV5 enters into a NV5 Alternative Acquisition Agreement with (i) any Person at any time prior to the expiration of the NV5 Go-Shop Period or (ii) any Excluded Party within five (5) Business Days following the expiration of the NV5 Go-Shop Period, the Termination Fee shall mean an amount equal to $24,276,019.

(c) If NV5 terminates this Agreement pursuant to Section 7.1(c) or Section 7.1(f), then Acuren shall pay NV5 the Termination Fee, in cash by wire transfer of immediately available funds to an account designated by NV5, no later than three (3) Business Days after notice of termination of this Agreement.

Annex A-78

(d) if (A) Acuren or NV5 terminates this Agreement pursuant to Section 7.1(b)(ii) or (B) Acuren or NV5 terminates this Agreement pursuant to Section 7.1(b)(i) (if the order, decree, ruling or injunction or Law giving rise to such termination right relates to any Consent of any Governmental Authority that are necessary, proper or advisable to consummate the Mergers) and, in each case, at the time of such termination, (1) one or more of the conditions set forth in Section 6.1(c), only if the order, decree, ruling or injunction or Law giving rise to such condition not having been satisfied relates to any Consents of any Governmental Authority that are necessary, proper or advisable to consummate the Mergers or Section 6.1(e) shall not have been satisfied, and (2) the other conditions set forth in Section 6.1 and Section 6.2 shall have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing; provided, that those conditions would have been capable of being satisfied if the Closing were to occur on such Termination Date), then Acuren shall pay, or cause to be paid, to NV5 an amount equal to NV5’s expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions hereby, in cash by wire transfer of immediately available funds to an account designated by NV5, no later than three (3) Business Days after notice of termination of this Agreement.

(e) If (i)(A) Acuren or NV5 terminates this Agreement pursuant to Section 7.1(b)(iv)(B) and (B) a NV5 Alternative Acquisition Proposal shall have been publicly announced or publicly disclosed and not been publicly withdrawn without qualification at least five (5) Business Days prior to the NV5 Stockholders Meeting and (ii) within twelve (12) months after the date of such termination, NV5 enters into a definitive agreement with respect to a NV5 Alternative Acquisition Proposal (or publicly approves or recommends to the NV5 Stockholders or otherwise does not oppose, in the case of a tender or exchange offer, a NV5 Alternative Acquisition Proposal) or consummates a NV5 Alternative Acquisition Proposal, then NV5 shall pay Acuren the Termination Fee within three (3) Business Days after the consummation of such NV5 Alternative Acquisition Proposal. For purposes of this Section 7.3(e), any reference to “twenty percent (20%)” in the definition of NV5 Alternative Acquisition Proposal shall be deemed to be a reference to “more than fifty percent (50%)”.

(f) If (i)(A) Acuren or NV5 terminates this Agreement pursuant to Section 7.1(b)(iv)(A) and (B) an Acuren Alternative Acquisition Proposal shall have been publicly announced or publicly disclosed and not been publicly withdrawn without qualification at least five (5) Business Days prior to the Acuren Stockholders Meeting, and (ii) within twelve (12) months after the date of such termination, Acuren enters into a definitive agreement with respect to an Acuren Alternative Acquisition Proposal (or publicly approves or recommends to the Acuren Stockholders or otherwise does not oppose, in the case of a tender or exchange offer, an Acuren Alternative Acquisition Proposal) or consummates an Acuren Alternative Acquisition Proposal, then Acuren shall pay NV5 the Termination Fee within three (3) Business Days after the earlier to occur of (x) the consummation of such Acuren Alternative Acquisition Proposal or (y) entering into a definitive agreement relating to such Acuren Alternative Acquisition Proposal. For purposes of this Section 7.3(f), any reference to “twenty percent (20%)” in the definition of Acuren Alternative Acquisition Proposal shall be deemed to be a reference to “more than fifty percent (50%)”.

(g) If NV5 terminates this Agreement pursuant to Section 7.1(e), then NV5 shall pay Acuren the Termination Fee, in cash by wire transfer of immediately available funds to an account designated by Acuren, prior to or concurrently with notice of termination of this Agreement; provided, that if NV5 terminates this Agreement pursuant to Section 7.1(e) and enters into an NV5 Alternative Acquisition Agreement with (i) any Person at any time prior to the expiration of the NV5 Go-Shop Period or (ii) any Excluded Party within five (5) Business Days following the expiration of the NV5 Go-Shop Period, the Termination Fee shall mean an amount equal to $24,276,019.

(h) In no event shall Acuren or NV5, respectively, be entitled to receive more than one payment of the Termination Fee. The Parties agree that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated hereby and that, without these agreements, the Parties would not enter into this Agreement. If a Party fails to promptly pay all or any portion of the Termination Fee payable by it pursuant to this Section 7.3, then interest shall accrue on such unpaid amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment, at the rate of eight percent (8%) per annum. If, in order to obtain such payment, the other Party commences an Action that results in a judgment in favor of such Party for such amount, the defaulting Party shall pay the other Party its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Action.

(i) Notwithstanding anything herein to the contrary, if this Agreement is terminated under circumstances in which NV5 is required to pay the Termination Fee, (i) payment by NV5 of the Termination Fee, together with any costs and expenses owed by NV5 under Section 7.3(h), shall be Acuren’s sole and exclusive remedy for any Actions,

Annex A-79

liabilities, losses, damages, judgments, inquiries, fines and fees, costs and expenses, including attorneys’ fees and disbursements, suffered or incurred by Acuren or any of its Representatives that may be based on this Agreement, arise out of this Agreement or relate hereto or the negotiation, execution, performance or subject matter hereof, or the termination hereof or any matter forming the basis for such termination, (ii) upon payment of such amount, together with any costs and expenses owed by NV5 under Section 7.3(h), none of NV5 or any of its Affiliates or Representatives shall have any further liability that may be based on this Agreement, arise out of this Agreement or relate hereto or the negotiation, execution, performance or subject matter hereof, or the termination hereof or any matter forming the basis for such termination, (iii) Acuren shall not have, and expressly waives and relinquishes, any other right, remedy or recourse (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) that may be based on this Agreement, arise out of this Agreement or relate hereto or the negotiation, execution, performance or subject matter hereof, or the termination hereof or any matter forming the basis for such termination, and (iv) the maximum aggregate liability of NV5 that may be based on this Agreement, arise out of this Agreement or relate hereto or the negotiation, execution, performance or subject matter hereof, or the termination hereof or any matter forming the basis for such termination, shall not exceed the Termination Fee, together with any costs and expenses owed by NV5 under Section 7.3(h), and Acuren and its Representatives shall not seek to recover monetary damages in excess of such amount; provided, however, that the foregoing shall not relieve NV5 from liability for any damages for a Willful Breach of this Agreement or Fraud.

(j) Notwithstanding anything herein to the contrary, if this Agreement is terminated under circumstances in which Acuren is required to pay the Termination Fee, (i) payment by Acuren of the Termination Fee, together with any costs and expenses owed by Acuren under Section 7.3(h), shall be NV5’s sole and exclusive remedy for any Actions, liabilities, losses, damages, judgments, inquiries, fines and fees, costs and expenses, including attorneys’ fees and disbursements, suffered or incurred by NV5 or any of its Representatives that may be based on this Agreement, arise out of this Agreement or relate hereto or the negotiation, execution, performance or subject matter hereof, or the termination hereof or any matter forming the basis for such termination, (ii) upon payment of such amount, together with any costs and expenses owed by Acuren under Section 7.3(h), none of Acuren, any of its Affiliates or Representatives, or any Debt Financing Sources shall have any further liability that may be based on this Agreement, arise out of this Agreement or relate hereto or the negotiation, execution, performance or subject matter hereof, or the termination hereof or any matter forming the basis for such termination, (iii) NV5 shall not have, and expressly waives and relinquishes, any other right, remedy or recourse (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) that may be based on this Agreement, arise out of this Agreement or relate hereto or the negotiation, execution, performance or subject matter hereof, or the termination hereof or any matter forming the basis for such termination, and (iv) the maximum aggregate liability of Acuren and Merger Subs that may be based on this Agreement, arise out of this Agreement or relate hereto or the negotiation, execution, performance or subject matter hereof, or the termination hereof or any matter forming the basis for such termination, shall not exceed the Termination Fee, together with any costs and expenses owed by Acuren under Section 7.3(h), and NV5 and its Representatives shall not seek to recover monetary damages in excess of such amount; provided, however, that the foregoing shall not relieve Acuren from liability for any damages for a Willful Breach of this Agreement or Fraud.

Article VIII.
MISCELLANEOUS

Section 8.1 Amendment and Modification. This Agreement may be amended, changed and supplemented in any and all respects, whether before or after the NV5 Stockholder Approval and/or the Acuren Stockholder Approval is obtained, only by the written agreement of the Parties.

Section 8.2 Extension; Waiver. At any time prior to the First Effective Time, each Party may (a) extend the time for the performance of any obligation or other act of the other Parties, (b) waive any inaccuracies in the representations and warranties hereunder of the other Parties or (c) waive compliance with any covenant or agreement hereunder of the other Parties or any of its conditions to the Closing in Article VI; provided, that any such extension or waiver shall be in an instrument in writing signed on behalf of such extending or waiving Party. Except as required by applicable Law, no waiver hereof shall require the approval of the NV5 Stockholders and/or the Acuren Stockholders, as the case may be. The failure of any Party to assert any of its rights hereunder or otherwise shall not be a waiver of such rights, and no single or partial exercise by any Party of any of its rights hereunder shall preclude any other or further exercise of such rights or any other rights hereunder.

Annex A-80

Section 8.3 No Other Representations or Warranties; No Survival of Representations and Warranties.

(a) Except for the representations and warranties in Article III, Acuren and Merger Subs acknowledge and agree that (i) none of NV5 or any of its Affiliates or Representatives makes, or has made, any other express or implied representation or warranty in connection with or related to the transactions contemplated hereby and (ii) Acuren and Merger Subs have relied solely upon such representations and warranties set forth in Article III and their own independent investigation, and have not relied on, or been induced by, any other representation, warranty or other statement of NV5 or any of its Affiliates or Representatives, in making their respective determination to enter into this Agreement and proceed with the transactions contemplated hereby. Without limiting the foregoing, Acuren and Merger Subs acknowledge and agree that NV5 has not made and is not making any representations or warranties whatsoever regarding (A) any forecasts, projections, estimates or budgets discussed with, delivered to or made available to Acuren or Merger Subs or to any of their Representatives, or otherwise (including in certain “data rooms” “virtual rooms,” management presentations or in any form in expectation of, or in connection with, the transactions contemplated hereby) regarding the future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of NV5 or any Subsidiary of NV5 or the future business and operations of NV5 or any Subsidiary of NV5 or (B) except for the representations and warranties in Article III, any oral or written information made available to Acuren or Acuren’s Affiliates or Representatives in the course of their due diligence investigation of NV5, the negotiation hereof or in the course of the transactions contemplated hereby.

(b) Except for the representations and warranties in Article IV, NV5 acknowledges and agrees that (i) none of Acuren, Merger Subs or any of their respective Affiliates or Representatives makes, or has made, any other express or implied representation or warranty in connection with or related to the transactions contemplated hereby and (ii) NV5 has relied solely upon such representations and warranties set forth in Article IV and its own independent investigation, and has not relied on, or been induced by, any other representation, warranty or other statement of Acuren, Merger Subs or any of their respective Affiliates or Representatives, in making its determination to enter into this Agreement and proceed with the transactions contemplated hereby. Without limiting the foregoing, NV5 acknowledges and agrees that Acuren has not made and is not making any representations or warranties whatsoever regarding (A) any forecasts, projections, estimates or budgets discussed with, delivered to or made available to NV5 or to any of its Representatives, or otherwise (including in certain “data rooms” “virtual rooms,” management presentations or in any form in expectation of, or in connection with, the transactions contemplated hereby) regarding the future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Acuren or any Subsidiary of Acuren or the future business and operations of Acuren or any Subsidiary of Acuren or (B) except for the representations and warranties in Article IV, any oral or written information made available to NV5 or NV5’s Affiliates or Representatives in the course of their due diligence investigation of Acuren, the negotiation hereof or in the course of the transactions contemplated hereby.

(c) Any inaccuracies in the representations and warranties herein are subject to waiver by the Parties in accordance herewith without notice or liability to any other Person. Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date hereof or as of any other date.

(d) None of the representations and warranties herein or in any schedule, instrument or other document delivered hereunder shall survive the First Effective Time. Nothing herein, including this Section 8.3, shall eliminate or limit any Party’s available remedies for, or any Person’s liability for, Fraud.

Section 8.4 Non-Recourse. This Agreement may only be enforced against, and any Action or cause of action that may be based on this Agreement, arise out of this Agreement or related hereto or the negotiation, execution, performance or subject matter hereof may only be brought against, the Parties. No past, present or future Affiliate or Representative of any Party shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any Party hereunder for any such Action or cause of action.

Annex A-81

Section 8.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt by non-automatic means, whether electronic or otherwise), (b) when received by email or (c) one (1) Business Day following the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case, at the following addresses and email addresses (or to such other address or email address as a Party may have specified by notice given to the other Party under this provision):

(a) if to Acuren or Merger Subs, to:

Acuren Corporation
14434 Medical Complex Drive, Suite 100
Tomball, Texas 77377

Attention: Fiona E. Sutherland
Email: Fiona.Sutherland@acuren.com

with a copy (which shall not constitute notice) to:

Greenberg Traurig, PA
333 S.E. 2nd Avenue, Suite 4400
Miami, Florida 33131
Attention: Alan I. Annex, Esq.
Email: Alan.Annex@gtlaw.com

(b) if to NV5, to:

NV5 Global, Inc.
200 South Park Road
Suite 350
Hollywood, FL 33021
Attention: Richard Tong, Esq.
Email: Richard.Tong@nv5.com

with a copy (which shall not constitute notice) to:

Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
Attention: Mitchell S. Nussbaum, Esq.
Email: mnussbaum@loeb.com

Section 8.6 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall be one (1) and the same instrument. Delivery of an executed counterpart hereof by electronic transmission (including email or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) shall be effective as delivery of an original counterpart hereof.

Section 8.7 Entire Agreement; Third-Party Beneficiaries. This Agreement (together with the Disclosure Schedules), the NV5 Support Agreement and the Confidentiality Agreement (a) are the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties related to the subject matter hereof and thereof; provided, that, to the fullest extent permitted by Section 268 of the DGCL, any exhibit, schedule, or other document or instrument delivered in connection with this Agreement (including the Disclosure Schedules) shall not be deemed part of this Agreement for purposes of any provision of the DGCL but shall have the effects provided in this Agreement; and (b) are not intended to confer any rights, benefits, remedies or liabilities on any Person other than the Parties and their respective successors and permitted assigns, except (i) following the First Effective Time, the rights of the holders of Converted Shares to receive the Merger Consideration in accordance with Article II, any cash in lieu of fractions of shares under Section 2.2 and any dividends or other distributions payable under Section 2.4(d) and the rights of holders of NV5 RSAs and NV5 Executive RSAs to receive the consideration provided in Section 2.6 in accordance with the terms and conditions thereof, and (ii) as provided in Section 5.9. Notwithstanding the foregoing, the Debt Financing Sources are intended third-party beneficiaries of, and may enforce, this Section 8.7, Section 8.11(c) and Section 8.15.

Annex A-82

Section 8.8 Severability. If any term, provision, covenant or restriction hereof is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions hereof shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 8.9 Assignment. Neither this Agreement nor any of the rights, interests, covenants or agreements hereunder shall be assigned by any of the Parties, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other Parties, and any such assignment without such consent shall be null and void, except that (a) either Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to any entity that is wholly owned, directly or indirectly, by Acuren, and (b) Acuren and either Merger Sub may assign its rights, but not its obligations, hereunder as collateral security to any Person (including any Debt Financing Sources) providing financing (or refinancing) to Acuren or its Affiliates. This Agreement shall be binding on, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 8.10 Applicable Law; Jurisdiction; WAIVER OF JURY TRIAL. This Agreement, and all Actions and causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity), that may be based on this Agreement, arise out of this Agreement or relate to this Agreement or the negotiation, execution, performance or subject matter hereof (including any Action or cause of action based upon, arising out of, or related to any transaction contemplated by this Agreement, any representation or warranty made in or in connection with this Agreement, or as an inducement to enter into this Agreement) (a “Dispute”), shall be governed by, and enforced in accordance with, the Laws of the State of Delaware applicable to agreements made and to be performed solely therein, including its statutes of limitations, without giving effect to principles of conflicts of law that would result in the application of any law other than the Laws of the State of Delaware. For any Dispute, each Party (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the U.S. District Court for the District of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware, (b) agrees that all Disputes shall be heard and determined exclusively under the foregoing clause (a), (c) waives any objection to laying venue in any Dispute in such courts, (d) waives any objection that any such court is an inconvenient forum or does not have jurisdiction over any Party and (e) agrees that service of process upon such Party in any Dispute shall be effective if such process is given as a notice under Section 8.5. Each Party irrevocably waives any and all right to trial by jury in any “Dispute” (as defined in this Agreement).

Section 8.11 Remedies.

(a) The Parties acknowledge and agree that irreparable damage would occur in the event that any provision hereof was not performed under their specific terms or were otherwise breached and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, subject to Section 8.11(b), at any time prior to the termination hereof under Article VII, the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches hereof and to enforce specifically the performance of terms and provisions hereof, without proof of actual damages (and each Party waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity.

(b) NV5 shall be entitled to specific performance to cause Acuren to consummate the Closing only if: (i) all of the conditions to Closing set forth in Section 6.1 and Section 6.2 have been satisfied (other than conditions that either (A) by their terms, are to be satisfied at the Closing (and which are capable of being satisfied) or (B) the failure of which to be satisfied is attributable, in whole or part, to a breach by Acuren of its representations, warranties, covenants or agreements contained in this Agreement); (ii) the proceeds of the Debt Financing (or the Alternative Financing) are available to Acuren; and (iii) Acuren has failed to consummate the Closing on or prior to the date required pursuant to Section 1.1. In each case of this Section 8.11(b), in no event shall NV5 be entitled to receive both (x) a grant of specific performance that results in the occurrence of the Closing, on the one hand, and (y) payment of all or any portion of the Termination Fee, on the other hand.

Annex A-83

(c) Notwithstanding anything to the contrary herein, no Debt Financing Source shall have any liability for any obligations or liabilities of the Parties or for any action, cause of action, claim, cross-claim or third-party claim of any kind or description whether in law or in equity, whether in tort, contract or otherwise, based on, in respect of, or by reason of, this Agreement, the transactions contemplated hereby, the Debt Financing, any of the Debt Financing Agreements or any of the transactions contemplated thereby or the performance of any services thereunder or in respect of any oral representations made or alleged to be made in connection herewith or therewith. In no event shall NV5 or any of its Affiliates or Representatives (i) seek the remedy of specific performance of this Agreement in any action, cause of action, claim, cross-claim or third party claim involving any Debt Financing Source or seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Debt Financing Source in connection with this Agreement, or (ii) seek to enforce the commitments against, make any claims for breach of the commitments of such Debt Financing Source against, or seek to recover monetary damages from, or otherwise sue, any Debt Financing Source in connection with this Agreement or the commitments of such Debt Financing Source or the obligations of such Debt Financing Source thereunder. Nothing in this Section 8.11(c) shall affect the rights of Acuren or, from and after the Closing, the Surviving Entity, under the Debt Commitment Letter and any Debt Financing Agreements.

Section 8.12 Publicity. Each Party shall consult with each other before issuing, and provide each other a reasonable opportunity to review and comment on (and reasonably consider such comments), any press release or any public statement primarily related to this Agreement or the transactions contemplated hereby, in each case, except for (a) any action pursuant to and in compliance with Section 5.4 or Section 5.5, as the case may be, (b) any press release or other public statement that is consistent in all material respects with previous press releases or public statements made by a Party as permitted by this Section 8.12, including in investor conference calls, filings with the SEC, Q&As or other publicly disclosed documents or (c) as such Party may reasonably determine is required by applicable Law or the rules of NYSE or Nasdaq (provided, that, to the extent not prohibited by applicable Law or the rules of NYSE or Nasdaq and reasonably practicable, the disclosing Party under this clause (c) shall provide the non-disclosing Parties a reasonable opportunity to review any such disclosure). Notwithstanding the foregoing, Acuren and NV5 shall issue a mutually acceptable initial joint press release announcing this Agreement. For the avoidance of doubt, neither the foregoing nor any other provision hereof shall limit any customary disclosure made by Acuren and its Affiliates to the Debt Financing Sources, rating agencies, existing lenders (and related agents) or otherwise in connection with efforts or activities by Acuren to obtain the Debt Financing.

Section 8.13 Construction.

(a) No Strict Construction. The Parties have been represented by counsel during the negotiation and execution hereof and, therefore, waive the application of any applicable Law, holding or rule of construction providing that ambiguities in a Contract or other document shall be construed against the Party drafting such Contract or document. Each Party has participated in the drafting and negotiation hereof. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions hereof.

(b) Time. When calculating the period of time prior to which, within which or after which any act is to be done or step taken pursuant hereto, (i) the date that is the reference date in calculating such period shall be excluded and (ii) if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day. Unless specified otherwise herein, any reference herein to a specific time shall be to such time in the North American Eastern Time Zone.

(c) Dollars. Unless otherwise specifically indicated, any reference herein to “$” means U.S. dollars.

(d) Gender and Number. Any reference herein to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(e) Articles, Sections and Headings. When a reference is made herein to an Article or a Section, such reference shall be to an Article or a Section hereof unless otherwise indicated. The table of contents and headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation hereof.

(f) Include. Whenever the words “include,” “includes” or “including” are used herein, they shall be deemed to be followed by the words “without limitation.”

Annex A-84

(g) Hereof. The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used herein shall refer to this Agreement as a whole and not to any particular provision hereof.

(h) Extent. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(i) Contracts; Laws. (i) Any Contract referred to herein or in the Disclosure Schedule (including the Constituent Documents of any Person) means such Contract as from time to time amended, modified or supplemented prior to the Closing, unless otherwise specifically indicated, and (ii) any Law defined or referred to herein means (A) such Law as from time to time amended, modified or supplemented prior to the date hereof, unless otherwise specifically indicated, and (B) any rules and regulations promulgated under such Law by a Governmental Authority.

(j) Persons. References to a Person are also to its successors and permitted assigns.

(k) Exhibits and Disclosure Schedules. The Exhibits hereto and the Disclosure Schedules are “facts ascertainable” as that term is used in Section 251(b) of the DGCL and are an integral part hereof. The Disclosure Schedules shall be organized into sections that correspond to the Sections hereof. Any information disclosed in any section of a Disclosure Schedule corresponding to a Section in Article III or Article IV shall qualify such Section and any other Section in Article III or Article IV, as applicable, if such information’s relevance to such other Section is reasonably apparent on its face. Each capitalized term used in any Exhibit or in the Disclosure Schedules but not otherwise defined therein has the meaning given to such term herein. The Disclosure Schedules may include items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to dollar amounts herein or in the Disclosure Schedules, shall not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes hereof or otherwise.

(l) Assets; Ownership of Equity Securities. Unless the context otherwise requires, (i) any reference herein to “assets” shall include tangible assets (including real property) and intangible assets and (ii) any reference herein to the ownership of Equity Securities shall refer to both record ownership and Beneficial Ownership of such Equity Securities.

(m) Made Available. Any document or information shall be deemed to have been “made available” to Acuren or NV5, as applicable, only if such document or information (i) has been uploaded to the electronic data room folders hosted by the applicable Party in connection with the transactions contemplated hereby (including any “clean room” folders of such data room) and is viewable to the other Party at least two (2) days prior to the date hereof or (ii) has been filed with the SEC and is publicly accessible on the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) database at least two (2) Business Days prior to the date hereof.

Section 8.14 Definitions. As used herein, each of the following underlined and capitalized terms has the meaning specified in this Section 8.14:

“Action” means any suit, action, litigation, proceeding, arbitration, mediation, audit, hearing, inquiry, dispute, investigation or subpoena, civil investigative demand or other request for information (in each case, whether civil, criminal, administrative, investigative, formal or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority.

“Acuren Benefit Plan” means any Benefit Plan (i) to which any Acuren Entity is a party or (ii) sponsored, maintained or contributed to, or required to be maintained or contributed to by any Acuren Entity or under which any Acuren Entity has any Liability.

“Acuren Board” means the board of directors of Acuren, including any committee thereof, as applicable.

“Acuren Closing VWAP” means the VWAP of the Acuren Common Stock for the ten (10) full consecutive trading days ending on and including the Business Day prior to the Closing Date.

“Acuren Common Stock” means the common stock, par value $0.0001 per share, of Acuren.

“Acuren Disclosure Schedule” means the disclosure schedule delivered to NV5 concurrently with Acuren’s execution and delivery hereof.

Annex A-85

“Acuren Entities” means Acuren and the Acuren Subsidiaries.

“Acuren Equity Awards” means time-based restricted stock awards, time-based restricted stock units, performance-based restricted stock units, deferred stock units and stock options granted under the Acuren Equity Plans or otherwise.

“Acuren Equity Plans” means the Acuren 2024 Equity Incentive Plan (the “Acuren Equity Incentive Plan”) and the Acuren 2025 Employee Stock Purchase Plan (the “Acuren ESPP”).

“Acuren Insurance Policy” means any insurance policy naming any Acuren Entity or any director, officer or employee thereof as an insured or beneficiary or as a loss payable payee for which any Acuren Entity is obligated to pay all or part of the premiums as of the date of this Agreement.

“Acuren Intellectual Property” means any Intellectual Property owned or purported to be owned by the Acuren Entities.

“Acuren IT Assets” means all IT Assets that are owned or purported to be owned by any Acuren Entity or that are licensed, leased or used as a service (e.g., IaaS, PaaS and SaaS offerings) by, on behalf of or for the benefit of any Acuren Entity and within the possession and control of an Acuren Entity.

“Acuren Material Adverse Effect” means any material adverse change in or a material adverse effect upon, the business, condition (financial or otherwise), liabilities (actual or contingent) or results of operations of the Acuren Entities, taken as a whole; provided, however, that any change arising out of any of the following shall not be such an Acuren Material Adverse Effect or be taken into account in determining whether such an Acuren Material Adverse Effect has occurred or would reasonably be expected to occur:

(i) any change or development in general U.S. or global economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions;

(ii) any change or development in the general conditions of any industry or industries in which any Acuren Entity operates;

(iii) any change or development in general regulatory, legislative or political conditions or in securities, credit, financial, debt or other capital markets, in each case in the United States or any foreign jurisdiction;

(iv) any change in or adoption, implementation, promulgation, repeal, reinterpretation or proposal in of applicable Law or GAAP (or authoritative interpretations thereof) after the date hereof;

(v) any change or development in geopolitical conditions, the outbreak, continuation or escalation of hostilities or military action, any acts of war (whether or not declared), sabotage or terrorism, declaration of martial law or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism;

(vi) natural disasters, earthquakes, floods, hurricanes, tornadoes, weather conditions or other acts of nature or God (including outbreaks or continued presence of epidemics, pandemics, disease outbreaks, other public health event, contagious disease, epidemic, pandemic) or other public health event, and the governmental responses thereto, or any worsening of such conditions threatened or existing as of the date hereof;

(vii) (A) the public announcement and pendency of this Agreement or the anticipated consummation of the Mergers or any other transaction contemplated hereby or (B) the taking of any action at the written request of or with the prior written consent of NV5; or

(viii) (A) any decline, in and of itself, in the trading price or trading volume of the Acuren Common Stock, (B) any failure, in and of itself, by Acuren to meet public estimates or forecasts of revenues, earnings or other financial metrics or (C) any failure, in and of itself, to meet any internal or published projections, forecasts, budgets, plans, estimates, expectations or predictions of revenues, earnings or other financial or operating metrics performance, or results for any period or (D) any reduction, in and of itself, in the credit rating of Acuren or any of the Acuren Subsidiaries (provided, that any event, change, effect, development,

Annex A-86

state of facts, condition, circumstance and occurrence giving rise to or contributing to such decline, failure or reduction that is not otherwise excluded from the definition of Acuren Material Adverse Effect may be taken into account in determining whether an Acuren Material Adverse Effect has occurred or whether an Acuren Material Adverse Effect would reasonably be expected to occur);

provided, however, that any event, change, effect, development, state of facts, condition or occurrence referred to in the foregoing clauses (i)–(vi) may be taken into account in determining whether an Acuren Material Adverse Effect has occurred or whether an Acuren Material Adverse Effect would reasonably be expected to occur, in each case, to the extent that such fact, circumstance, occurrence, effect, development, change or condition has a disproportionate adverse effect on the Acuren Entities, taken as a whole, relative to the adverse effects thereof on other companies operating in the industries in which the Acuren Entities operate (provided, that only such disproportionate effect shall be taken into account in determining whether an Acuren Material Adverse Effect has occurred or would reasonably be expected to occur).

“Acuren Registered Intellectual Property” means all Acuren Intellectual Property that is currently registered or subject to a pending application for registration with a Governmental Authority throughout the world.

“Acuren Service Provider” means each current or former director, officer, employee, independent consultant or sub-consultant or other natural person service provider of any Acuren Entity.

“Acuren Software” means all Software that is used or held for use in the conduct of the business of the Acuren Entities as currently conducted, in each instance that is owned or purported to be owned by an Acuren Entity.

“Acuren Stock Issuance” means the issuance of shares of Acuren Common Stock in connection with the First Merger.

“Acuren Stockholders” means the holders of Acuren Common Stock.

“Acuren Subsidiary” means any Subsidiary of Acuren (excluding the NV5 Entities).

“Affiliate” means, for any Person, another Person that directly or indirectly, through one (1) or more intermediaries, controls, is controlled by or is under common control with such first Person; provided, that “control” (including the terms “controlled by” and “under common control with”), for the relationship between or among two (2) or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.

“Anti-Bribery Laws” means the anti-bribery provisions of the Foreign Corrupt Practices Act of 1977 and all other applicable anti-corruption and bribery Laws (including the U.K. Bribery Act 2010 or other Laws of other countries implementing the OECD Convention on Combating Bribery of Foreign Officials).

“Anti-Money Laundering Laws” means all applicable Laws related to the prevention of money laundering or countering the financing of terrorism, including the Currency and Financial Transactions Reporting Act of 1970, as amended by the USA PATRIOT Act, which legislative framework is commonly referred to as the “Bank Secrecy Act.”

“Antitrust Laws” means, collectively, the Sherman Antitrust Act of 1980, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914, state antitrust Laws and any and all other federal, state, local, foreign, multinational or supranational Laws issued by a Governmental Authority that are designed or intended to preserve or protect competition, prohibit and restrict agreements in restraint of trade or monopolization, attempted monopolization, restraints of trade and abuse of a dominant position, or to regulate, prohibit or prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly (including acts, decrees, statutes, ordinances, codes, rules, regulations, published guidelines, constitutional provisions, orders, decrees judgments, arbitration awards, treaties and the common law).

“Beneficially Own” means, for any Person with respect to any Equity Security, such Person having or sharing, directly or indirectly, through any Contract, relationship or otherwise, (i) the power to vote, or to direct the voting of, such Equity Security, (ii) the power to dispose of, or to direct the disposition of, such Equity Security or (iii) the

Annex A-87

ability to profit or share in any profit derived from a transaction in such Equity Security, and shall otherwise be interpreted consistent with the term “beneficial ownership,” as defined in Rule 13d-3 under the Exchange Act; provided, that “Beneficial Ownership” and “Beneficially Owned” shall have correlative meaning.

“Benefit Plan” means each (i) “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, (ii) bonus, stock option, stock purchase, restricted stock, equity or equity-based award, incentive, deferred compensation, retirement, pension, profit sharing, retiree medical, life insurance, supplemental retirement, vacation, medical, dental, vision, prescription or fringe benefit, relocation or expatriate benefit, perquisite, disability or sick leave benefit, employee assistance, supplemental unemployment benefit or other benefit plans, programs or arrangements and (iii) employment, termination, severance, change in control, salary continuation, transaction bonus or retention Contracts, in each case whether written or oral.

“Business Day” means any day except a Saturday, a Sunday or other day on which the SEC or the banking institutions in New York, New York are authorized or required by Law to be closed.

“Code” means the Internal Revenue Code of 1986.

“Collective Bargaining Agreement” means any labor agreement, collective bargaining agreement or any other labor-related agreements or arrangements with any labor union, trade union, labor organization or other employee representative body.

“Confidentiality Agreement” means that certain Mutual Non-Disclosure Agreement, dated February 12, 2025, between Acuren and NV5.

“Constituent Documents” means, for any Person, the charter, the certificate or articles of incorporation or formation, bylaws, limited liability company or operating agreement or comparable organizational documents of such Person, as the same may be amended, supplemented or otherwise modified from time to time.

“Contract” means any legally binding written or oral note, bond, debenture, mortgage, indenture, deed of trust, license, lease, agreement or other legally binding contract, agreement, commitment, instrument, understanding or obligation.

“Debt Financing Agreements” means the definitive financing agreements and related documents entered into in respect of the Debt Financing.

“Debt Financing Sources” means, collectively, each lender and each other Person (including each agent and each arranger) that have committed to provide or otherwise entered into, or in the future will commit to provide or otherwise enter into, agreements in connection with the Debt Financing (including the parties to the Debt Commitment Letter) or alternative financings in connection with the transactions contemplated hereby, and any joinder agreements, indentures or credit agreements (or similar definitive financing documents) entered into pursuant thereto or relating thereto, together with their respective former, current and future Affiliates and Representatives, and their respective successors and assigns.

“Disclosure Schedules” means the NV5 Disclosure Schedule or the Acuren Disclosure Schedule.

“Environmental Claim” means any Action alleging liability related to or arising out of any Environmental Law or Environmental Permit, including those related to an actual or alleged Release of, or exposure to, any Hazardous Materials or violation of any Environmental Law or Environmental Permit.

“Environmental Laws” means all Laws related to pollution or protection of the environment, human health and safety, or natural resources, including laws related to Releases or threatened Releases of Hazardous Materials into the indoor or outdoor environment (including air, surface water, groundwater, land, surface and subsurface strata).

“Environmental Permit” means any Permit required or issued pursuant to applicable Environmental Laws.

“Equity Securities” means, for any Person, any (i) shares or units of capital stock or voting securities, membership or limited liability company interests or units, partnership interests or other ownership interests (whether voting or nonvoting) in such Person, (ii) other interest or participation (including phantom shares, units or interests or stock appreciation rights) in such Person that confers on the holder thereof the right to receive a share of the profits and losses of, or distribution of assets of, such Person or a payment from such Person based

Annex A-88

on or resulting from the value or price of any of the interests in the foregoing clause (i), (iii) subscriptions, calls, warrants, options, market stock units, stock performance units, restricted stock units, derivative contracts, forward sale contracts or commitments of any kind or character related to, or entitling any Person or entity to purchase or otherwise acquire any of the interests in the foregoing clauses (i) and (ii) from such Person, or (iv) securities convertible into or exercisable or exchangeable for any of the interests in the foregoing clauses (i) – (iii).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means, for any Person, each trade or business, whether or not incorporated, that, together with such Person, would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA or Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Ratio” shall mean the quotient obtained by dividing (i) $13.00 by (ii) the Acuren Closing VWAP; provided, however, that (i) if the Acuren Closing VWAP is greater than or equal to $11.65, then the Exchange Ratio shall be equal to 1.1157 shares of Acuren Common Stock, or (ii) if the Acuren Closing VWAP is less than or equal to $9.53, then the Exchange Ratio shall be equal to 1.3636 shares of Acuren Common Stock.

“Existing NV5 Credit Facility” means that certain Second Amended & Restated Credit Agreement, originally dated as of December 7, 2016, as amended through August 13, 2021, among NV5, certain NV5 Subsidiaries guarantor thereunder, Bank of America, N.A., as the administrative agent, swingline lender and letter of credit issuer thereunder, and the other lenders party thereto.

“Excluded Party” means any Person (i) who submits a NV5 Alternative Acquisition Proposal to NV5 (including, for the avoidance of doubt, to the Special Committee) or any of its Representatives after the date hereof and prior to the NV5 No-Shop Period Start Date and (ii) whose NV5 Alternative Acquisition Proposal is determined by the NV5 Board, in good faith, prior to the start of the NV5 No-Shop Period Start Date (after consultation with its financial advisor and outside legal counsel), to be, or would reasonably be expected to lead to, a NV5 Superior Proposal; provided, however, that any Person shall immediately cease to be an Excluded Party (and the provisions of this Agreement applicable to Excluded Parties shall cease to apply with respect to such Person) if (1) such NV5 Alternative Acquisition Proposal is withdrawn by such Person, (2) such NV5 Alternative Acquisition Proposal, in the good faith determination of the NV5 Board (after consultation with its financial advisor and outside legal counsel), no longer is or would no longer be reasonably expected to lead to a NV5 Superior Proposal or (3) such NV5 Alternative Acquisition Proposal is not determined by the NV5 Board, in good faith (after consultation with its financial advisor and outside legal counsel), to be a NV5 Superior Proposal within three (3) Business Days following the NV5 No-Shop Period Start Date.

“Fraud” means intentional common law fraud under Delaware law in the making of a representation or warranty set forth in Article III or Article IV. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, constructive fraud, promissory fraud, unfair dealings fraud, or any torts (including a claim for fraud) based on negligence or recklessness.

“GAAP” means generally accepted accounting principles in the United States.

“Government Bid” means a bid, quote, tender, offer or proposal which, if accepted or awarded, would result in a Government Contract.

“Government Contract” means, with respect to any NV5 Entity or Acuren Entity, as applicable, any (i) Contract, including an individual task order, delivery order, purchase order, blanket purchase agreement, basic ordering agreement, teaming agreement, joint venture agreement and letter contract, between such NV5 Entity or Acuren Entity, as applicable, and any Governmental Authority or Governmental Authority-sponsored entity and (ii) any subcontract or other Contract by which (A) such NV5 Entity or Acuren Entity, as applicable, has agreed to provide goods or services of any type to a prime contractor or to a higher-tier subcontractor to a Governmental Authority (in its capacity as such) or (B) a subcontractor (of any tier) or vendor has agreed to provide goods or services to such NV5 Entity or Acuren Entity, as applicable, where, in the case of (A) and (B) above, such goods or services ultimately will benefit or be used by a Governmental Authority, including, in each case, any such Contract as to which the period of performance has ended but right of a Governmental Authority or a higher-tier contractor to review, audit or investigate has not expired.

Annex A-89

“Governmental Authority” means any U.S. or foreign federal, state, provincial or local governmental authority, including any national, federal, territorial, state, commonwealth, province, territory, county, municipal, district, local governmental jurisdiction of any nature, or any government, quasi-governmental or self-regulatory organization, bureau, court, commission, office, arbitrator (public or private), tribunal or organization or any regulatory, administrative or other agency, or any political or other division, department, branch, subdivision, or other instrumentality, or part of any of the foregoing.

“Hazardous Materials” means (i) any petrochemical or petroleum products, radioactive materials, asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, per- and polyfluoroalkyl substances (PFAS), radioactive materials and radon gas or (ii) any chemicals, materials or substances defined by any applicable Environmental Law as “hazardous substances,” “hazardous wastes,” “hazardous materials,” “restricted hazardous materials,” “extremely hazardous substances,” “toxic substances,” “contaminants” or “pollutants” or words of similar meaning and regulatory effect.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means, without duplication, for any Person, (i) the aggregate indebtedness for borrowed money, including any accrued interest, fees and cost or penalty associated with prepaying such indebtedness and any such obligations evidenced by bonds, debentures, notes or similar obligations, (ii) obligations under any deferred purchase price arrangements, (iii) capitalized lease obligations that are classified as a balance sheet liability in accordance with GAAP, (iv) obligations under any sale and leaseback transaction, synthetic lease or tax ownership operating lease transaction (whether or not recorded on the balance sheet), (v) obligations related to hedging, swaps or similar arrangements, (vi) obligations related to the face amount of all letters of credit, bankers’ acceptances and similar obligations issued for the account of such Person, (vii) any securities or other equity instruments that under the body of accounting principles applicable to such Person are characterized as debt, (viii) all guarantee obligations of such Person for obligations of the kind referred to in the foregoing clauses (i)–(vii), and (ix) all obligations of the kind referred to in the foregoing clauses (i)–(viii) secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any security interest on property (including accounts and contract rights) of such Person, whether or not such Person has assumed or become liable for the payment of such obligation, in each case, owed by such Person.

“Intellectual Property” means all intellectual property rights throughout the world, including all U.S. and foreign (i) patents, patent applications, invention disclosures and all related continuations, continuations-in-part, divisionals, reissues, reexaminations, substitutions, renewals and extensions of any of the foregoing (collectively, “Patents”), (ii) trademarks, service marks, names, corporate names, trade names, domain names, logos, slogans, trade dress, design rights and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing, and all applications, registrations, renewals and extensions of any of the foregoing (collectively, “Marks”), (iii) works of authorship, copyrights, copyrightable subject matter, databases and database rights, rights in collections of data, mask work rights, whether or not registered and all applications, registrations, renewals, extensions and reversions of any of the foregoing, (iv) trade secrets and other confidential or proprietary information, ideas, know-how, inventions, proprietary processes, formulae, models and methodologies (collectively, “Trade Secrets”), and (v) Software.

“International Trade Laws” means (i) all trade, import, customs, export control, and anti-boycott regulations imposed, administered or enforced from time to time by relevant Governmental Authorities, including, but not limited to, those administered under, or orders issued by, the U.S. Arms Export Control Act, the International Traffic in Arms Regulations, the Export Administration Act, the Export Administration Regulations, the U.S. Department of State, the U.S. Department of Commerce, the U.S. Internal Revenue Service, the U.S. Department of Homeland Security, the U.S. Customs and Border Protection, and the U.S. Department of the Treasury and (ii) all trade, import, customs, and export control regulations under any laws or regulations in any country or jurisdiction outside of the United States in which any of the Acuren Entities and the NV5 Entities is located, operates or does business.

“IT Assets” means computers, servers, workstations, routers, hubs, switches, data communications lines, networks, and all other information technology equipment and systems.

Annex A-90

“Knowledge” means the actual knowledge, after reasonable inquiry of such individual’s direct reports, of the individuals listed on (i) for Acuren, Section 8.14(a) of the Acuren Disclosure Schedule and (ii) for NV5, Section 8.14(a) of the NV5 Disclosure Schedule.

“Laws” means any law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order or other similar requirements of a Governmental Authority, including all Antitrust Laws and Environmental Laws.

“Lien” means any lien, security interest, deed of trust, mortgage, pledge, encumbrance, restriction on transfer, voting trusts or agreements, hypothecation, claim, right of way, defect in title, encroachment, easement, restrictive covenant, charge, deposit arrangement or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any restriction on the voting interest of any security, any restriction on the transfer of any security (except for those imposed by applicable securities Laws) or other asset or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Merger Sub I Board” means the board of directors of Merger Sub I, including any committee thereof, as applicable.

“Merger Sub I Common Stock” means the common stock, par value $0.01 per share, of Merger Sub I.

“Merger Sub II Board” means the board of directors of Merger Sub II, including any committee thereof, as applicable.

“Merger Sub II Common Stock” means the common stock, par value $0.01 per share, of Merger Sub II.

“Nasdaq” means the Nasdaq Global Select Market.

“NV5 Benefit Plan” means any Benefit Plan (i) to which any NV5 Entity is a party or (ii) sponsored, maintained or contributed to, or required to be maintained or contributed to by any NV5 Entity or under which any NV5 Entity has any Liability.

“NV5 Board” means the board of directors of NV5, including any committee thereof, as applicable.

“NV5 Common Stock” means the common stock, par value $0.01 per share, of NV5.

“NV5 Disclosure Schedule” means the disclosure schedule delivered to Acuren by NV5 concurrently with NV5’s execution and delivery hereof.

“NV5 Equity Award” means each NV5 RSA and NV5 Executive RSA.

“NV5 Equity Plans” means the NV5 2023 Equity Incentive Plan (the “NV5 Equity Incentive Plan”) and the NV5 Employee Stock Purchase Plan (the “NV5 ESPP”).

“NV5 Executive RSA” means (i) each restricted stock unit granted to any nonemployee member of the NV5 Board pursuant to the NV5 Equity Incentive Plan and (ii) any restricted stock award granted to the NV5 executives set forth on Section 2.6(a)(ii) of the NV5 Disclosure Schedule.

“NV5 Insurance Policy” means any insurance policy naming any NV5 Entity or any director, officer or employee thereof as an insured or beneficiary or as a loss payable payee for which any NV5 Entity is obligated to pay all or part of the premiums as of the date of this Agreement.

“NV5 Intellectual Property” means any Intellectual Property owned or purported to be owned by the NV5 Entities.

“NV5 IT Assets” means all IT Assets that are owned or purported to be owned by any NV5 Entity or that are licensed, leased or used as a service (e.g., IaaS, PaaS and SaaS offerings) by, on behalf of or for the benefit of any NV5 Entity and within the possession and control of a NV5 Entity.

Annex A-91

“NV5 Material Adverse Effect” means any material adverse change in or material adverse effect upon, the business, condition (financial or otherwise), liabilities (actual or contingent) or results of operations of the NV5 Entities, taken as a whole; provided, however, that any change arising out of any of the following shall not be such a NV5 Material Adverse Effect or be taken into account in determining whether such a NV5 Material Adverse Effect has occurred or would reasonably be expected to occur:

(i) any change or development in general U.S. or global economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions;

(ii) any change or development in the general conditions of any industry or industries in which any NV5 Entity operates;

(iii) any change or development in general regulatory, legislative or political conditions or in securities, credit, financial, debt or other capital markets, in each case in the United States or any foreign jurisdiction;

(iv) any change in or adoption, implementation, promulgation, repeal, reinterpretation or proposal in of applicable Law or GAAP (or authoritative interpretations thereof) after the date hereof;

(v) any change or development in geopolitical conditions, the outbreak, continuation or escalation of hostilities or military action, any acts of war (whether or not declared), sabotage or terrorism, declaration of martial law or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism;

(vi) natural disasters, earthquakes, floods, hurricanes, tornadoes, weather conditions or other acts of nature or God (including outbreaks or continued presence of epidemics, pandemics disease outbreaks, other public health event, contagious disease, epidemic, pandemic) or other public health event, and the governmental responses thereto, or any worsening of such conditions threatened or existing as of the date hereof;

(vii) (A) the public announcement and pendency of this Agreement or the anticipated consummation of the Mergers or any other transaction contemplated hereby or (B) the taking of any action at the written request of or with the prior written consent of Acuren, Merger Sub I or Merger Sub II; or

(viii) (A) any decline, in and of itself, in the trading price or trading volume of the NV5 Common Stock, (B) any failure, in and of itself, by NV5 to meet public estimates or forecasts of revenues, earnings or other financial metrics or (C) any failure, in and of itself, to meet any internal or published projections, forecasts, budgets, plans, estimates, expectations, or predictions of revenues, earnings or other financial or operating metrics performance, or results for any period or (D) any reduction, in and of itself, in the credit rating of NV5 or any of the NV5 Subsidiaries (provided, that any event, change, effect, development, state of facts, condition, circumstance and occurrence giving rise to or contributing to such decline, failure or reduction that is not otherwise excluded from the definition of NV5 Material Adverse Effect may be taken into account in determining whether a NV5 Material Adverse Effect has occurred or whether a NV5 Material Adverse Effect would reasonably be expected to occur);

provided, however, that any event, change, effect, development, state of facts, condition or occurrence referred to in the foregoing clauses (i)–(vi) may be taken into account in determining whether a NV5 Material Adverse Effect has occurred or whether a NV5 Material Adverse Effect would reasonably be expected to occur, in each case, to the extent that such fact, circumstance, occurrence, effect, development, change or condition has a disproportionate adverse effect on the NV5 Entities, taken as a whole, relative to the adverse effects thereof on other companies operating in the industries in which the NV5 Entities operate (provided, that only such disproportionate effect shall be taken into account in determining whether a NV5 Material Adverse Effect has occurred or would reasonably be expected to occur).

“NV5 Preferred Stock” means the preferred stock, par value $0.01 per share, of NV5.

“NV5 Registered Intellectual Property” means all NV5 Intellectual Property that is currently registered or subject to a pending application for registration with a Governmental Authority throughout the world.

“NV5 RSA” means each restricted stock award granted pursuant to the NV5 Equity Incentive Plan.

Annex A-92

“NV5 Service Provider” means each current or former director, officer, employee, independent consultant or sub-consultant or other natural person service provider of any NV5 Entity.

“NV5 Software” means all Software that is used or held for use in the conduct of the business of the NV5 Entities as currently conducted, in each instance that is owned or purported to be owned by a NV5 Entity.

“NV5 Stockholders” means the holders of NV5 Common Stock.

“NYSE” means either the New York Stock Exchange and/or the NYSE American.

“Order” means any order, writ, injunction, decree, judgment, award, settlement or stipulation issued, promulgated, made, rendered or entered into by, with or under any Governmental Authority (in each case, whether temporary, preliminary or permanent).

“Ordinary Course of Business” means the ordinary and usual course of operations of the businesses of the NV5 Entities or Acuren Entities, as applicable, consistent with past practice; provided, that no action or omission that would constitute a breach of Contract, violation of Law or any tort (including negligence) shall be an action or omission in the Ordinary Course of Business.

“Permit” means any permit, license, registration, certificate, franchise, qualification, waiver, authorization or similar right issued, granted or obtained by or from any Governmental Authority.

“Permitted Lien” means (i) statutory Liens for current Taxes, assessments or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (ii) Liens or imperfections of title related to Liabilities reflected in (A) for any NV5 Entity, the NV5 SEC Financial Statements, or (B) for any Acuren Entity, the Acuren SEC Financial Statements, in each case, publicly filed prior to the date hereof, (iii) for any NV5 Leased Real Property, ordinary course Liens granted under applicable leases or zoning, building and other land use Laws and restrictions regulating the occupancy of such NV5 Leased Real Property, or the activities conducted thereon to the extent that any violation of which would not (A) interfere, individually or in the aggregate, in any material respect with the present use of or occupancy of such real property, (B) have a material effect on the use of such real property, or (C) constitute a NV5 Material Adverse Effect, (iv) variances, covenants, restrictive covenants, declarations, rights of way, encumbrances, encroachments, easements and minor irregularities, and other matters of record, in each case other than as to Intellectual Property, that do not, (A) individually or in the aggregate, interfere in any material respect with the present use or occupancy of the assets (including NV5 Leased Real Property) of any NV5 Entity or the rights under the leases, or (B) have a material effect on the use of any such real property, (v) nonexclusive, revocable licenses of Intellectual Property in the Ordinary Course of Business, (vi) Liens that will be terminated in connection with or prior to the Closing, (vii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the Ordinary Course of Business or arising under conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course of Business, (viii) Lien which is imposed on the underlying fee or other interest in real property subject to a NV5 Leased Real Property, or (ix) (A) with respect any NV5 Entity, any Liens that are not material to the NV5 Entities, taken as a whole, or (B) with respect any Acuren Entity, any Liens that are not material to the Acuren Entities, taken as a whole.

“Person” means any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Personal Information” means any data or other information (i) included in “personal data,” “personal information,” “nonpublic personal information,” “personally identifiable information,” “PII” or similar terms as defined under applicable Laws or by NV5, Acuren or their respective Affiliates in any of their respective privacy policies or privacy notices or Contracts or (ii) related to an identified or identifiable natural person.

“Privacy/Cybersecurity Requirements” means all applicable Laws, directives, Contracts, policies, standards, rules, public statements, or guidance, in each case as amended, consolidated, re-enacted or replaced from time to time, including internal and public-facing privacy policies and terms of use and any rules of self-regulatory, industry or other organizations related to Personal Information or cybersecurity applicable to (i) privacy or Personal Information, (ii) the Processing of Personal Information or (iii) cybersecurity.

Annex A-93

“Processed” or “Processing” means any operation or set of operations performed upon any data or Personal Information or sets of data or Personal Information, whether or not by automated means, such as collection, recording, organization, creating, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, distribution, transfer, import, export, protection (including security measures), dissemination, or otherwise making available, alignment or combination, restriction, retention, disposal, erasure, or destruction.

“Release” means any release, spill, emission, leaking, pumping, emitting, depositing, discharging, injecting, escaping, leaching, dispersing, dumping, pouring, disposing or migrating into, onto or through the environment (including air, surface water, ground water, land surface or subsurface strata).

“Representatives” means, with respect to any Person, such Person’s stockholders, controlling Persons, officers, directors, members, managers, general and limited partners, employees, advisors (including financial advisors, investment bankers, counsel, accountants, consultants and other professional advisors), agents and representatives.

“Sanctioned Person” means any Person that is the target of Sanctions, including, (i) any Person listed in any restricted party list of designated Persons maintained by OFAC, the U.S. Department of State, or the U.S. Department of Commerce, by the United Nations Security Council, the European Union or Her Majesty’s Treasury of the United Kingdom, (ii) any Person located, organized or resident in a country, territory, or region subject to Sanctions, or (iii) any Person directly or indirectly owned or controlled by any such Person or Persons (individually or in the aggregate) described in the foregoing clauses (i) and (ii).

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by relevant Governmental Authorities, including, but not limited to, those administered by the U.S. government through the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union or Her Majesty’s Treasury of the United Kingdom.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Software” means all computer programs (whether in source code, object code or other form), including any and all implementations, data, databases and collections and compilations thereof.

“Subsidiary” means, for any Person, any corporation, limited liability company, partnership or other entity, whether incorporated or unincorporated, (i) of which at least a majority of the Equity Securities, or other interests having by their terms voting power to elect a majority of the board of directors (or other governing body or Person(s) performing similar functions or has similar authority) of, such corporation, limited liability company, partnership or other entity is Beneficially Owned or, directly or indirectly, controlled by such Person or by any one (1) or more of its Subsidiaries or by such Person and one (1) or more of its Subsidiaries, or (ii) that would be required to be consolidated in such Person’s financial statements in accordance with GAAP.

“Surviving Entity” means (i) until the Second Effective Time, the Initial Surviving Corporation and (ii) from and after the Second Effective Time, the Final Surviving Corporation.

“Tax Return” means any report, return, document, declaration or other information filed or required to be filed with any Governmental Authority related to Taxes (whether or not a payment is required to be made related to such filing), including information returns and any documents related to or accompanying payments of estimated Taxes or related to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information, and including any schedule or attachment thereto, and any amendments thereof.

“Taxes” means all taxes, charges, fees, duties, levies, imposts, rates or other assessments or governmental charges of any kind imposed by any U.S. federal, state, local or non-U.S. Governmental Authority, including, without limitation, income, franchise, windfall or other profits, gross receipts, capital gains, property, sales, use, capital stock, payroll, employment, social security, unemployment, excise, severance, withholding, ad valorem, stamp, transfer, value-added, occupation, premium, environmental, disability, registration, license, estimated, alternative

Annex A-94

or add-on minimum, escheat or unclaimed property obligations or other taxes, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, and including any interest, penalty, additions to tax or any additional amounts imposed with respect thereto, whether disputed or not.

“VWAP” shall mean, for any trading day, the volume-weighted average price per share of Acuren Common Stock on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Acuren and NV5).

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988.

“Willful Breach” means, for any Party, such Party’s knowing and intentional material breach of any of such Party’s covenants or agreements hereunder, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such Party with actual knowledge that the taking of such act or failure to take such act would cause, or would reasonably be expected to cause, a material breach.

Section 8.15 Debt Financing. The Parties hereby agree that (a) the Debt Financing Sources shall not have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations or losses arising under, out of, in connection with or related in any manner to this Agreement or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach (provided, that nothing in this Section 8.15 shall limit the liability or obligations of the Debt Financing Sources to Acuren under the Debt Commitment Letter (or any fee letters referred to therein)), (b) the Debt Commitment Letter (or any fee letters referred to therein) shall be governed by and construed in accordance with the Laws of the State of New York, regardless of the Laws that might otherwise govern under applicable principles of conflicts of law thereof, (c) ANY ACTION THAT MAY ARISE PURSUANT TO THE DEBT FINANCING, THE DEBT COMMITMENT LETTER (OR ANY FEE LETTERS REFERRED TO THEREIN) OR THE PERFORMANCE OF SERVICES THEREUNDER OR THE TRANSACTIONS CONTEMPLATED THEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE, EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF DEBT FINANCING, THE DEBT COMMITMENT LETTER (OR ANY FEE LETTERS REFERRED TO THEREIN) OR THE PERFORMANCE OF SERVICES THEREUNDER, (d) any Action that may arise pursuant to the Debt Financing, the Debt Commitment Letter (or any fee letters referred to therein) or the performance of services thereunder or the transactions contemplated thereby shall be brought solely in the United States District Court for the Southern District of New York or any New York State court sitting in New York County, and each Party irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action brought in any such court has been brought in an inconvenient forum, and agreed that it will not, and will not support any of its Affiliates in bring, any Action in any other court, (e) only Acuren (including its successors and assigns) and the other parties to the Debt Commitment Letter at their own direction shall be permitted to bring any Action against the Debt Financing Sources for failing to satisfy any obligation to fund the Debt Financing pursuant to the terms of the Debt Commitment Letters and (f) the Debt Financing Sources are express and intended third-party beneficiaries of Section 5.10, Section 7.3(j), Section 8.7, Section 8.9, Section 8.11(c) and this Section 8.15. Notwithstanding anything to the contrary contained herein, no modification, waiver or termination of Section 5.10, Section 7.3(j), Section 8.7, Section 8.9, Section 8.11(c) and this Section 8.15 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any such Section) that is adverse to any Debt Financing Source shall be effective as to any Debt Financing Source without the prior written consent of such Debt Financing Source (on behalf of itself and/or its affiliates, as applicable). This Section 8.15 shall, with respect to the matters referenced herein, supersede any provision of this Agreement to the contrary.

[SIGNATURE PAGES FOLLOW]

Annex A-95

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement all as of the date first written above.

ACUREN CORPORATION
By:	/s/ Talman B. Pizzey
Name:	Talman B. Pizzey
Title:	President and Chief Executive Officer
RYDER MERGER SUB I, INC.
By:	/s/ Talman B. Pizzey
Name:	Talman B. Pizzey
Title:	President and Chief Executive Officer
RYDER MERGER SUB II, INC.
By:	/s/ Talman B. Pizzey
Name:	Talman B. Pizzey
Title:	President and Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

Annex A-96

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement all as of the date first written above.

NV5 Global, inc.
By:	/s/ Dickerson Wright
Name:	Dickerson Wright
Title:	Executive Chairman

Annex A-97

Annex B-1

Execution Version

VOTING SUPPORT AGREEMENT

This Voting Support Agreement (this “Agreement”), dated as of May 14, 2025, is entered into by and among Acuren Corporation, a Delaware corporation (“Acuren”), and the undersigned party listed under “Supporting Stockholder” on the signature pages hereto (the “Supporting Stockholder”). Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution and delivery of this Agreement, Acuren, Ryder Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Acuren (“Merger Sub I”), Ryder Merger Sub II, Inc., a Delaware corporation and a direct wholly owned subsidiary of Acuren (“Merger Sub II”), and NV5 Global, Inc., a Delaware corporation (“NV5”), are entering into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which (and subject to the terms and conditions set forth therein) (i) Merger Sub I will merge with and into NV5 (the “First Merger”), with NV5 continuing as the Initial Surviving Corporation in the First Merger, and (ii) thereafter, the Initial Surviving Corporation will merge with and into Merger Sub II (together with the First Merger, the “Mergers”), with Merger Sub II continuing as the Final Surviving Corporation in the Mergers;

WHEREAS, as of the date hereof, the Supporting Stockholder is the record and/or “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) of, and is entitled to dispose of and/or vote, shares of NV5 Common Stock (including any shares of NV5 Common Stock [that may be beneficially owned by [__], Supporting Stockholder’s “Owned Shares”; such Owned Shares and any additional NV5 Common Stock (or other Equity Securities convertible into or exercisable or exchangeable for NV5 Common Stock) in which Supporting Stockholder acquires record or beneficial ownership after the date hereof (including, without limitation, by purchase, as a result of a stock dividend or distribution, stock split, recapitalization, combination, reclassification, exchange or change of such securities, or upon exercise or conversion of any securities) as provided herein, Supporting Stockholder’s “Covered Shares”;

WHEREAS, as a condition and inducement to Acuren’s and each Merger Sub’s willingness to enter into the Merger Agreement, the Supporting Stockholder is entering into this Agreement with Acuren;

WHEREAS, the terms, execution, delivery and performance of this Agreement by Acuren and the Supporting Stockholder has been authorized, adopted and approved by the NV5 Board prior to the date hereof; and

WHEREAS, the Supporting Stockholder acknowledges that Acuren and each Merger Sub are entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of the Supporting Stockholder set forth in this Agreement, and that Acuren and each Merger Sub would not otherwise have entered into the Merger Agreement if any of the Supporting Stockholder did not enter into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Acuren and the Supporting Stockholder hereby agree as follows:

1. Agreement to Vote.

(a) Subject to the earlier termination of this Agreement in accordance with Section 3, the Supporting Stockholder, in his, her or its capacity as a NV5 Stockholder, irrevocably and unconditionally agrees that, at the NV5 Stockholders Meeting or any other meeting of the NV5 Stockholders (whether annual or special and whether or not an adjourned or postponed meeting, however called, and including any adjournment or

Annex B-1-1

postponement thereof), and in any action by written consent of the NV5 Stockholders, Supporting Stockholder shall, and shall cause any nominee and other holder of record of any of Supporting Stockholder’s Covered Shares to:

(i) when any such meeting is held, unless Acuren votes Supporting Shareholder’s Covered Shares pursuant to the proxy granted by Section 1(b), appear at such meeting or otherwise cause all of Supporting Stockholder’s Covered Shares to be counted as present thereat for the purpose of establishing a quorum, and when action by written consent of the NV5 Stockholders is proposed, respond to any such request for written consent;

(ii) vote (or consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of Supporting Stockholder’s Covered Shares owned as of the record date for such meeting (or such written consent) in favor of the adoption of the Merger Agreement, the transactions contemplated thereby, including the Mergers, and such other matters as may be necessary, advisable or reasonably requested by Acuren to consummate the transactions contemplated by the Merger Agreement (the “Transactions”); and

(iii) vote (or consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of Supporting Stockholder’s Covered Shares owned as of the record date for such meeting (or such written consent) against the approval or adoption of any NV5 Alternative Acquisition Proposal or other proposal made in opposition to, or in competition with, the Transactions and any other action that would reasonably be expected to prevent, materially delay or impede, postpone or adversely affect any of the Transactions or restrict, limit or interfere with, or prohibit or prevent Supporting Stockholder from performing or satisfying its obligations pursuant to this Agreement or the transactions contemplated hereby.

(b) The Supporting Stockholder hereby revokes any and all previous proxies granted with respect to Supporting Stockholder’s Covered Shares inconsistent with its obligations to vote (or consent) on the matters and in the manner specified by Section 1(a).

(c) The obligations of the Supporting Stockholder specified in this Section 1 shall apply whether or not any matters necessary, advisable or reasonably requested by Acuren to consummate the Transactions is recommended by the NV5 Board. Notwithstanding the foregoing, in the event of a NV5 Change of Recommendation made in accordance with the terms of the Merger Agreement, then if the aggregate number of Covered Shares subject to this Agreement and any other voting agreements between Acuren and other stockholders of NV5 relating to the matters set forth in Section 1(a) (the “Other Voting Agreements”) exceeds thirty-five-percent (35%) of the total number of outstanding shares of NV5 Common Stock as of the record date for any meeting at which any matters set forth in Section 1(a) are to be voted on (the “Covered Shares Cap”), then the obligation of the Supporting Stockholder to vote the Covered Shares in accordance with Section 1(a) shall be modified such that (i) the Supporting Stockholder, together with the other stockholders of NV5 party to such Other Voting Agreements, shall only be required to collectively vote an aggregate number of shares of Common Stock equal to the Covered Shares Cap and (ii) notwithstanding any other provision of this Agreement or any Other Voting Agreement, the number of shares of NV5 Common Stock subject to the obligations set forth in Section 1 of this Agreement (and the number of shares of Common Stock subject to the corresponding obligations in each Other Voting Agreement) shall be reduced on a pro rata basis in accordance with the number of votes the Supporting Stockholder and each other such stockholder is entitled to cast in each case only to the extent required to limit the aggregate number of shares of Common Stock subject to such obligations to the Covered Shares Cap as set forth in clause (i) above. The Supporting Stockholder, in his, her or its discretion, shall be entitled to vote all of the Supporting Stockholder’s shares of NV5 Common Stock which are no longer subject to this Agreement as a result of this Section 1(c) in any manner the Supporting Stockholder chooses, which shares of NV5 Common Stock will no longer be subject to the irrevocable proxy set forth in Section 1(b) above

2. No Inconsistent Agreements. The Supporting Stockholder hereby covenants and agrees that Supporting Stockholder shall not, at any time prior to the Termination Date (as defined below), (a) enter into any tender or voting agreement or voting trust with respect to any of Supporting Stockholder’s Covered Shares that is inconsistent with Supporting Stockholder’s obligations pursuant to this Agreement or the transactions contemplated hereby,

Annex B-1-2

(b) grant a proxy or power of attorney with respect to any of Supporting Stockholder’s Covered Shares that is inconsistent with Supporting Stockholder’s obligations pursuant to this Agreement or the transactions contemplated hereby, or (c) enter into any agreement, arrangement or undertaking or otherwise take any other action with respect to any of Supporting Stockholder’s Covered Shares that is otherwise inconsistent with, or would reasonably be expected to prevent, materially delay or impede, postpone or adversely affect any of the Transactions or restrict, limit or interfere with, or prohibit or prevent Supporting Stockholder from performing or satisfying Supporting Stockholder’s obligations pursuant to this Agreement or the transactions contemplated hereby.

3. Termination. This Agreement shall automatically terminate, without any notice or other action by any parties hereto, and no party hereto shall have any further obligation or liability under this Agreement, upon the date of the earliest to occur of (a) the First Effective Time, (b) the termination of the Merger Agreement in accordance with its terms, (c) any waiver of NV5’s rights under the Merger Agreement is granted, without the Supporting Stockholder’ prior written consent, that (i) diminishes the Merger Consideration per share of NV5 Common Stock to be received by the stockholders of NV5 or (ii) changes the form in which the Merger Consideration per share of NV5 Common Stock is payable to the NV5 Stockholders, (d) in the event the per share Merger Consideration (as defined in the Merger Agreement) as of the date of such meeting or consent (applying the determination of the value of the Merger Consideration per share of NV5 Common Stock and related Exchange Ratio based on the then-current Acuren Closing Price and Acuren VWAP, each as defined in the Merger Agreement and treating such meeting date or consent date as the Closing Date) would have a value of less than the per share Merger Consideration value as of the date of the Merger Agreement, and (e) as mutually agreed upon by Acuren and the Supporting Stockholder (the date of the earliest to occur of clause (a), (b), (c) or (d) or (e) being referred to herein as the “Termination Date”); provided, that the provisions of this Section 3, Section 6, Section 7 and Section 9 through Section 24 shall survive any termination of this Agreement; and provided further, that no termination of this Agreement shall relieve any party hereto from liability for any willful breach of, or actual and intentional fraud in connection with, this Agreement prior to such termination.

4. Representations and Warranties of the Supporting Stockholder. The Supporting Stockholder hereby represents and warrants to Acuren as follows:

(a) Supporting Stockholder is the only record and beneficial owner of, and has good, valid and marketable title to, all of Supporting Stockholder’s Owned Shares. As of the date hereof, other than Supporting Stockholder’s Owned Shares, Supporting Stockholder does not own beneficially or of record any shares of capital stock of NV5 (or any Equity Securities convertible into or exchangeable or exercisable for shares of capital stock of NV5).

(b) Supporting Stockholder: (i) has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein, in each case, with respect to Supporting Stockholder’s Covered Shares, except as provided in this Agreement; (ii) has not entered into any tender or voting agreement or voting trust with respect to any of Supporting Stockholder’s Covered Shares that is inconsistent with Supporting Stockholder’s obligations pursuant to this Agreement or the transactions contemplated hereby; (iii) has not granted a proxy or power of attorney with respect to any of Supporting Stockholder’s Covered Shares that is inconsistent with Supporting Stockholder’s obligations pursuant to this Agreement or the transactions contemplated hereby; and (iv) has not entered into any agreement, arrangement or undertaking or otherwise take any other action with respect to any of Supporting Stockholder’s Covered Shares that is otherwise inconsistent with, or would reasonably be expected to prevent, materially delay or impede, postpone or adversely affect any of the Transactions or restrict, limit or interfere with, or prohibit or prevent Supporting Stockholder from performing or satisfying Supporting Stockholder’s obligations pursuant to this Agreement or the transactions contemplated hereby.

(c) Supporting Stockholder: (i) if a legal entity, is duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of the jurisdiction of its organization and has all requisite corporate or other entity power and authority and has taken all corporate or other entity action necessary to, execute, deliver and perform or comply with its covenants, obligations and agreements under this Agreement and to consummate the transactions contemplated hereby; or (ii) if an individual, has legal competence and capacity to enter into this Agreement and all necessary authority to execute, deliver and perform or comply with his or her covenants, obligations and agreements under this Agreement and to consummate the transactions

Annex B-1-3

contemplated hereby. This Agreement has been duly executed and delivered by Supporting Stockholder and constitutes a valid and binding agreement of the Supporting Stockholder, enforceable against the Supporting Stockholder in accordance with its terms, subject to the Bankruptcy and Equitable Exceptions.

(d) Other than the filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act, Supporting Stockholder’s execution and delivery of this Agreement does not, Supporting Stockholder’s performance of and compliance with its covenants, obligations and agreements under this Agreement will not, and the consummation of the transactions contemplated by this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Merger Agreement) will not, require Supporting Stockholder to make any Filing with or to, or to obtain any Consent of, any Governmental Authority.

(e) Supporting Stockholder’s execution and delivery of this Agreement does not, Supporting Stockholder’s performance of and compliance with its covenants, obligations and agreements under this Agreement will not, and the consummation of the transactions contemplated by this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Merger Agreement) will not, (i) if the Supporting Stockholder is a legal entity, conflict with or violate its Constituent Documents, (ii) subject to making the Filings and obtaining the Consents contemplated by Section 4(d), violate any applicable Law or Order or (iii) breach, violate, conflict with, result in the loss of any benefit under, be a default (or an event that, with or without notice or lapse of time, or both, would be a default) under, result in the termination, vesting, cancellation or amendment of or a right of termination, cancellation or amendment under, accelerate the performance required by, constitute a change of control, require notice or consent or approval under, or result in the creation of any Lien on any of Supporting Stockholder’s Covered Shares under, any Contract or Permit to which Supporting Stockholder is a party or by which any of Supporting Stockholder’s Covered Shares or any asset or property of Supporting Stockholder is bound or affected, except, in the case of the foregoing clauses (ii) and (iii), as would not reasonably be expected, individually or in the aggregate, to prevent, materially delay or impede, postpone or adversely affect any of the Transactions or restrict, limit or interfere with, or prohibit or prevent Supporting Stockholder from performing or satisfying Supporting Stockholder’s obligations pursuant to this Agreement or the transactions contemplated hereby.

(f) As of the date of this Agreement, there are no Actions pending or, to Supporting Stockholder’s knowledge, threatened against Supporting Stockholder challenging the title or ownership by Supporting Stockholder of the any of Supporting Stockholder’s Owned Shares or the validity of this Agreement or that would reasonably be expected, individually or in the aggregate, to restrict, limit or interfere with, or prohibit or prevent Supporting Stockholder from performing or satisfying Supporting Stockholder’s obligations pursuant to this Agreement or the transactions contemplated hereby.

(g) Supporting Stockholder hereby understands and acknowledges that Acuren and each Merger Sub is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by the Supporting Stockholder and the representations, warranties, covenants and other agreements of the Supporting Stockholder contained herein.

(h) Supporting Stockholder has not engaged or otherwise agreed to compensate any financial advisor, broker or finder or incurred any Liability for any financial advisory, broker’s, agent’s, finders’ or other similar fees, commission or charge, and no investment banker, broker, finder or other intermediary is entitled to any fee, commission or charge for which NV5, Acuren or either Merger Sub is or will have Liability in connection with the transactions contemplated by this Agreement based upon arrangements made by or, to Supporting Stockholder’s knowledge, on behalf of Supporting Stockholder (other than, for the avoidance of doubt, Acuren’s engagement of the Acuren Financial Advisor and NV5’s engagement of the NV5 Financial Advisor and the Special Committee Financial Advisor as set forth in the Merger Agreement).

5. Certain Covenants of the Supporting Stockholder. Except in accordance with the terms of this Agreement, the Supporting Stockholder hereby covenants and agrees as follows:

(a) Except as otherwise expressly permitted in the Merger Agreement, prior to the Termination Date, Supporting Stockholder shall not, and Supporting Stockholder shall cause its Affiliates and its and their respective Representatives (as applicable) not to, directly or indirectly: (i) initiate, solicit, propose, knowingly

Annex B-1-4

encourage, or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a NV5 Alternative Acquisition Proposal; (ii) engage in, continue or otherwise participate in any discussions or negotiations with any Person with respect to, relating to, or in furtherance of any NV5 Alternative Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any NV5 Alternative Acquisition Proposal; (iii) furnish any non-public information regarding the NV5 Entities, or access to their properties, assets or employees, to any Person in connection with or in response to any NV5 Alternative Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any NV5 Alternative Acquisition Proposal; or (iv) enter into any letter of intent or agreement in principle, or other agreement providing for any NV5 Alternative Acquisition Proposal. Supporting Stockholder shall, and shall cause its Affiliates and its and their respective Representatives (as applicable) to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted theretofore related to any NV5 Alternative Acquisition Proposal.

(b) Prior to the Termination Date, Supporting Stockholder shall not, directly or indirectly: (i) sell, transfer, pledge, encumber, assign, hypothecate, hedge, swap, convert, loan or otherwise dispose of (including by merger (whether by conversion into or exchange for securities or other consideration), by tendering into any tender or exchange offer, by operation of Law or otherwise), either voluntarily or involuntarily (collectively, “Transfer”), or enter into any Contract (whether written or oral) with respect to the Transfer of, or otherwise agree to Transfer, any of Supporting Stockholder’s Covered Shares; and (ii) take any action that would make any representation or warranty of Supporting Stockholder contained herein untrue or incorrect or that has the effect of, or would reasonably be expected to, restrict, limit or interfere with, or prohibit or prevent Supporting Stockholder from performing or satisfying Supporting Stockholder’s obligations pursuant to this Agreement or the transactions contemplated hereby; provided, that nothing herein shall prohibit a Transfer of Covered Shares (A) by a Supporting Stockholder (i) in the form of a gift to a charitable organization for philanthropic purposes, (ii) to any parent, spouse or descendant of Supporting Stockholder or, where Supporting Stockholder is the trustee of a trust, any parent, spouse or descendant of any grantor of the trust or any beneficiary of the trust, (iii) to any estate, trust, guardianship, custodianship or other fiduciary arrangement for the primary benefit of any one or more of the individuals named or described in (ii) above and charitable organizations, (iv) to any corporation, partnership, limited liability company or other business organization controlled by and substantially all of the interests in which are owned, directly or indirectly, by any one or more individuals or entities named or described in (ii) and (iii) above, and (v) as required under the terms of a governing trust instrument, including but not limited to, upon the death of Supporting Stockholder, the grantor of the trust, or another named individual, (B) occurring by will, testamentary document or intestate succession upon the death of a Supporting Stockholder who is an individual, (C) pursuant to community property Laws or divorce decree or (D) to be held in “street name” pursuant to a Rule 10b5-1 plan entered into after the date hereof so long as no trade under such plan occurs prior to the voting of Supporting Stockholder’s Covered Shares in accordance with Section 1 and Supporting Stockholder remains the beneficial owner of such Covered Shares, entitled to vote such Covered Shares or (E) to NV5 in such amounts as are necessary or for the withholding of Taxes with respect to the vesting of any equity-based awards that have been granted under a NV5 Equity Plan (each, a “Permitted Transfer”); provided, however, that any Permitted Transfer (other than pursuant to clauses (D) and (E)) shall be permitted if, and only if, as a precondition to such Transfer, the transferee also agrees in writing, in form and substance reasonably satisfactory to Acuren, to assume all of the obligations of Supporting Stockholder under, and be bound by and subject to all of the terms and provisions of, this Agreement to the same effect as Supporting Stockholder in respect of Supporting Stockholder’s Covered Shares so Transferred; and provided further, that in no event shall any Permitted Transfer made pursuant to this Section 5(b) relieve any Supporting Stockholder of or from any of Supporting Stockholder’s obligations under this Agreement. Any Transfer or attempted Transfer of any Covered Shares in violation of this Section 5(b) shall, to the fullest extent permitted by applicable Law, be null and void ab initio.

(c) Supporting Stockholder agrees that any shares of NV5 Common Stock (or other Equity Securities convertible into or exchangeable or exercisable for NV5 Common Stock) that are purchased or otherwise acquired hereafter by Supporting Stockholder or with respect to which Supporting Stockholder otherwise acquires sole or shared voting and/or disposition power, in each case, prior to the Termination Date shall, without any notice or other action by any party hereto, become subject to the terms and conditions of this Agreement to the same extent as if they were owned by Supporting Stockholder as of the date hereof.

Annex B-1-5

6. Further Assurances.

(a) The Supporting Stockholder agrees to execute and deliver such additional documents and take all such further action, in each case without further consideration, as may be reasonably necessary or reasonably requested by Acuren from time to time for evidencing any actions taken or effected, and any transactions consummated, as contemplated by and pursuant to this Agreement.

(b) The Supporting Stockholder agrees not to commence or participate in, and to take all actions necessary to opt out of any class action with respect to, any Action or claim, derivative or otherwise, against Acuren, either Merger Sub, NV5, or their respective Affiliates, or any of their respective successors and assigns, relating to the negotiation, execution or delivery of this Agreement, the Merger Agreement or the consummation of the transactions contemplated hereby and thereby.

7. Disclosure. The Supporting Stockholder hereby authorizes Acuren to publish and disclose in any press release, public statement, announcement or disclosure, to the extent required by applicable Law or the rules of NYSE or Nasdaq, as applicable, Supporting Stockholder’s identity and ownership of Supporting Stockholder’s Covered Shares and the nature of Supporting Stockholder’s covenants, obligations and agreements under this Agreement; provided, that prior to any such publication or disclosure, to the extent not prohibited by applicable Law or the rules of NYSE or Nasdaq, as applicable, Acuren shall provide Supporting Stockholder a reasonable opportunity to review and comment upon any such announcement or disclosure, which comments will be reasonably considered by Acuren.

8. Changes in Capital Stock. If, prior to the Termination Date, the outstanding shares of NV5 Common Stock are changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or a stock dividend thereon shall be declared with a record date within such period, then the terms “Owned Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any Equity Securities into which or for which any or all of such shares may be converted, exchange or exercised or which are received in such transaction.

9. Amendment and Modification. This Agreement may be amended, changed and supplemented in any and all respects only by the written agreement of the parties hereto.

10. Extension; Waiver. At any time prior to the Termination Date, each party hereto may (a) extend the time for the performance of any obligation or other act of the other parties, (b) waive any inaccuracies in the representations and warranties hereunder of the other parties or (c) waive compliance with any covenant or agreement hereunder of the other parties; provided, that any such extension or waiver shall be in an instrument in writing signed on behalf of such extending or waiving party. The failure of any party to assert any of its rights hereunder or otherwise shall not be a waiver of such rights, and no single or partial exercise by any party of any of its rights hereunder shall preclude any other or further exercise of such rights or any other rights hereunder.

11. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt by non-automatic means, whether electronic or otherwise), (b) when received by email or (c) one (1) Business Day following the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case, at the following addresses and email addresses (or to such other address or email address as a party hereto may have specified by notice given to the other party under this provision):

(a) if to Acuren to:

Acuren Corporation
14434 Medical Complex Drive, Suite 100
Tomball, Texas 77377
Attention: Fiona E. Sutherland
Email: Fiona.Sutherland@acuren.com

Annex B-1-6

with a copy (which shall not constitute notice) to:

Greenberg Traurig, PA
333 S.E. 2nd Avenue, Suite 4400
Miami, Florida 33131
Attention: Alan I. Annex, Esq.
Email: Alan.Annex@gtlaw.com

(b) if to the Supporting Stockholder, to such address indicated on NV5’s records with respect to the applicable Supporting Stockholder or to such other address or addresses as Supporting Stockholder may from time to time designate in writing, with a copy (which shall not constitute notice) to:

[____]

12. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Acuren any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to any Covered Shares shall remain vested in and belong to the applicable Supporting Stockholder, and Acuren shall have no authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of NV5 or exercise any power or authority to direct any Supporting Stockholder in the voting or disposition of Supporting Stockholder’s Covered Shares, except as otherwise expressly provided herein or any other binding agreement between Acuren and the relevant Supporting Stockholder or NV5, as applicable.

13. Entire Agreement. This Agreement, and the documents and instruments and other agreements among the parties hereto, constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties related to the subject matter hereof and thereof.

14. No Third-Party Beneficiaries. The Supporting Stockholder hereby agrees that Supporting Stockholder’s representations, warranties and covenants set forth herein are solely for the benefit of Acuren in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto and their respective successors and permitted assigns any rights, benefits, remedies or liabilities hereunder, including the right to rely upon the representations and warranties set forth herein, and the parties hereto hereby further agree that this Agreement may only be enforced against, and any action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the Persons expressly named as parties hereto.

15. Applicable Law; Jurisdiction; WAIVER OF JURY TRIAL. This Agreement, and all Actions and causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity), that may be based on this Agreement, arise out of this Agreement or relate to this Agreement or the negotiation, execution, performance or subject matter hereof (including any Action or cause of action based upon, arising out of, or related to any transaction contemplated by this Agreement, any representation or warranty made in or in connection with this Agreement, or as an inducement to enter into this Agreement) (a “Dispute”), shall be governed by, and enforced in accordance with, the Laws of the State of Delaware applicable to agreements made and to be performed solely therein, including its statutes of limitations, without giving effect to principles of conflicts of law that would result in the application of any law other than the Laws of the State of Delaware. For any Dispute, each party hereto (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the U.S. District Court for the District of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware, (b) agrees that all Disputes shall be heard and determined exclusively under the foregoing clause (a), (c) waives any objection to laying venue in any Dispute in such courts, (d) waives any objection that any such court is an inconvenient forum or does not have jurisdiction over any party hereto and (e) agrees that service of process upon such party in any Dispute shall be effective if such process is given as a notice under Section 11. Each party hereto irrevocably waives to the fullest extent permitted by applicable law any and all right to trial by jury in any “Dispute” (as defined in this Agreement). Each of the parties hereto (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver

Annex B-1-7

and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the transactions contemplated hereby, as applicable, by, among other things, the mutual waivers and certifications in this Section 15.

16. Assignment. Neither this Agreement nor any of the rights, interests, covenants or agreements hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other parties, and any such assignment without such consent shall be null and void. This Agreement shall be binding on, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

17. Non-Recourse. This Agreement may only be enforced against, and any Dispute may only be brought against, the Persons that are expressly identified as parties hereto, including Persons that become parties hereto after the date hereof or that agree in writing for the benefit of Acuren to be bound by the terms of this Agreement applicable to the Supporting Stockholder. Subject only to the specific contractual provisions hereof, no past, present or future Affiliate or Representative of any party hereto (as applicable) shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any party hereunder for any such Dispute.

18. Enforcement. The parties hereto acknowledge and agree that irreparable damage would occur in the event that any provision hereof was not performed under their specific terms or were otherwise breached and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly acknowledged and agreed that (a) at any time prior to the Termination Date, the parties hereto shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of terms and provisions hereof, without proof of damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties hereto would have entered into this Agreement. Each party hereto agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity.

19. Severability. If any term, provision, covenant or restriction hereof is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions hereof shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

20. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall be one (1) and the same instrument. Delivery of an executed counterpart hereof by electronic transmission (including email or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) shall be effective as delivery of an original counterpart hereof.

21. Construction. The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used herein shall refer to this Agreement as a whole and not to any particular provision hereof. The descriptive headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation hereof. When a reference is made herein to a Section, such reference shall be to a Section hereof unless otherwise indicated. Any reference herein to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa. Whenever the words “include,” “includes” or “including” are used herein, they shall be deemed to be followed by the words “without limitation.” The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. Any Contract referred to herein (including the Constituent Documents of any Person) means such Contract as from time to time amended, modified or supplemented, unless otherwise specifically indicated. Any Law defined or referred to herein means such Law as from time to time amended, modified or supplemented prior to the date hereof, unless otherwise specifically indicated, and any rules and regulations promulgated under such Law by a Governmental Authority. References to
Annex B-1-8

a Person are also to its successors and permitted assigns. When calculating the period of time prior to which, within which or after which any act is to be done or step taken pursuant hereto, (a) the date that is the reference date in calculating such period shall be excluded and (b) if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day. The parties hereto have been represented by counsel during the negotiation and execution hereof and, therefore, waive the application of any applicable Law, holding or rule of construction providing that ambiguities in a Contract or other document shall be construed against the party drafting such Contract or document. Each party hereto has participated in the drafting and negotiation hereof. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions hereof.

22. Capacity as a Supporting Stockholder. Notwithstanding anything herein to the contrary, Supporting Stockholder signs this Agreement solely in Supporting Stockholder’s capacity as a NV5 Stockholder, and not in any other capacity, and this Agreement shall not limit or otherwise affect the actions or inactions of any Affiliate, Representative, or designee of Supporting Stockholder or any of its Affiliates in his or her capacity (if applicable) as an officer, director or fiduciary of NV5 or any other NV5 Entities or any other Person. Nothing in this Agreement: (i) will limit or affect any actions taken or omitted by any Supporting Stockholder in Supporting Stockholder’s capacity as a director or officer of NV5 or any other NV5 Entities, including in exercising any rights as provided under and pursuant to the terms of the Merger Agreement, and no such action or omission by Supporting Stockholder shall be deemed a breach of this Agreement by Supporting Stockholder; or (ii) will be construed to prohibit, limit, or restrict any Supporting Stockholder from exercising Supporting Stockholder’s fiduciary duties as a director or officer to NV5 or any other NV5 Entities or any of its or their respective stockholders.

23. Fees and Expenses. Except as set forth in Section 7.3(j) (Expenses and Other Payments) of the Merger Agreement, all costs and expenses incurred by each party hereto in connection with preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby shall be borne by the party incurring such expenses.

24. [Spousal Consent. If Supporting Stockholder is married individual on the date of this Agreement and Supporting Stockholder resides in a state in which spousal consent is necessary to give full effect hereto, Supporting Stockholder’s spouse shall execute and deliver to Alpha a consent of spouse in the form of Exhibit A attached hereto (“Consent of Spouse”), effective on the date hereof. Notwithstanding the execution and delivery thereof, such Consent of Spouse shall not be deemed to confer or convey to the spouse any rights in Supporting Stockholder’s Covered Shares that do not otherwise exist by operation of law or the agreement of the parties hereto. If any individual Supporting Stockholder should marry or remarry subsequent to the date of this Agreement, Supporting Stockholder shall, within thirty (30) days thereafter, obtain his/her new spouse’s acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Consent of Spouse acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same.]

[The remainder of this page is intentionally left blank.]

Annex B-1-9

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Persons thereunto duly authorized) as of the date first written above.

ACUREN CORPORATION
By:
Name:
Title:

[Signature Page to Voting Support Agreement]

Annex B-1-10

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Persons thereunto duly authorized) as of the date first written above.

Supporting Stockholder:

[Signature Page to Spousal Consent]

Annex B-1-11

Annex B-2

VOTING SUPPORT AGREEMENT

This Voting Support Agreement (this “Agreement”), dated as of May 14, 2025, is entered into by and among NV5 Global, Inc., a Delaware corporation (“NV5”), and the undersigned party listed under “Supporting Stockholder” on the signature pages hereto (the “Supporting Stockholder”). Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution and delivery of this Agreement, Acuren Corporation, a Delaware corporation (“Acuren”), Ryder Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Acuren (“Merger Sub I”), Ryder Merger Sub II, Inc., a Delaware corporation and a direct wholly owned subsidiary of Acuren (“Merger Sub II”), and NV5 are entering into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which (and subject to the terms and conditions set forth therein) (i) Merger Sub I will merge with and into NV5 (the “First Merger”), with NV5 continuing as the Initial Surviving Corporation in the First Merger, and (ii) thereafter, the Initial Surviving Corporation will merge with and into Merger Sub II (together with the First Merger, the “Mergers”), with Merger Sub II continuing as the Final Surviving Corporation in the Mergers;

WHEREAS, as of the date hereof, the Supporting Stockholder is the record and/or “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) of, and is entitled to dispose of and/or vote, 19,877,500 shares of Acuren Common Stock (Supporting Stockholder’s “Owned Shares”; such Owned Shares and any additional Acuren Common Stock (or other Equity Securities convertible into or exercisable or exchangeable for Acuren Common Stock) in which Supporting Stockholder acquires record or beneficial ownership after the date hereof (including, without limitation, by purchase, as a result of a stock dividend or distribution, stock split, recapitalization, combination, reclassification, exchange or change of such securities, or upon exercise or conversion of any securities) as provided herein, Supporting Stockholder’s “Covered Shares”;

WHEREAS, as a condition and inducement to NV5’s willingness to enter into the Merger Agreement, the Supporting Stockholder is entering into this Agreement with NV5;

WHEREAS, the terms, execution, delivery and performance of this Agreement by NV5 and the Supporting Stockholder has been authorized, adopted and approved by the Acuren Board prior to the date hereof; and

WHEREAS, the Supporting Stockholder acknowledges that NV5 is entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of the Supporting Stockholder set forth in this Agreement, and that NV5 would not otherwise have entered into the Merger Agreement if any of the Supporting Stockholder did not enter into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, NV5 and the Supporting Stockholder hereby agree as follows:

1.      Agreement to Vote.

(a)     Subject to the earlier termination of this Agreement in accordance with Section 3, the Supporting Stockholder, in his, her or its capacity as an Acuren Stockholder, irrevocably and unconditionally agrees that, at the Acuren Stockholders Meeting or any other meeting of the Acuren Stockholders (whether annual or special and whether or not an adjourned or postponed meeting, however called, and

Annex B-2-1

including any adjournment or postponement thereof), and in any action by written consent of the Acuren Stockholders, Supporting Stockholder shall, and shall cause any nominee and other holder of record of any of Supporting Stockholder’s Covered Shares to:

(i)     when any such meeting is held, appear at such meeting or otherwise cause all of Supporting Stockholder’s Covered Shares to be counted as present thereat for the purpose of establishing a quorum, and when action by written consent of the Acuren Stockholders is proposed, respond to any such request for written consent;

(ii)    vote (or consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of Supporting Stockholder’s Covered Shares owned as of the record date for such meeting (or such written consent) in favor of the Acuren Stock Issuance (the “Transactions”); and

(iii)   vote (or consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of Supporting Stockholder’s Covered Shares owned as of the record date for such meeting (or such written consent) against the approval or adoption of any Acuren Alternative Acquisition Proposal or other proposal made in opposition to, or in competition with, the Transactions and any other action that would reasonably be expected to prevent, materially delay or impede, postpone or adversely affect any of the Transactions or restrict, limit or interfere with, or prohibit or prevent Supporting Stockholder from performing or satisfying its obligations pursuant to this Agreement or the transactions contemplated hereby.

For the avoidance of doubt, except as expressly set forth in this Section 1(a), Supporting Stockholder shall not be restricted from voting in any manner with respect to any other matters presented or submitted to the stockholders of Acuren.

(b)    The Supporting Stockholder hereby revokes any and all previous proxies granted with respect to Supporting Stockholder’s Covered Shares.

(c)     The obligations of the Supporting Stockholder specified in this Section 1 shall apply whether or not any matters necessary, advisable or reasonably requested by NV5 to consummate the Transactions are recommended by the Acuren Board. Notwithstanding the foregoing, in the event of an Acuren Change of Recommendation made in accordance with the terms of the Merger Agreement, then if the aggregate number of Covered Shares subject to this Agreement and any other voting agreements between NV5 and other stockholders of Acuren relating to the matters set forth in Section 1(a) (the “Other Voting Agreements”) exceeds thirty percent (30%) of the total number of outstanding shares of Acuren Common Stock as of the record date for any meeting at which any matters set forth in Section 1(a) are to be voted on (the “Covered Shares Cap”), then the obligation of the Supporting Stockholder to vote the Covered Shares in accordance with Section 1(a) shall be modified such that (i) the Supporting Stockholder, together with the other stockholders of Acuren party to such Other Voting Agreements, shall only be required to collectively vote an aggregate number of shares of Common Stock equal to the Covered Shares Cap and (ii) notwithstanding any other provision of this Agreement or any Other Voting Agreement, the number of shares of Acuren Common Stock subject to the obligations set forth in Section 1 of this Agreement (and the number of shares of Common Stock subject to the corresponding obligations in each Other Voting Agreement) shall be reduced on a pro rata basis in accordance with the number of votes the Supporting Stockholder and each other such stockholder is entitled to cast in each case only to the extent required to limit the aggregate number of shares of Common Stock subject to such obligations to the Covered Shares Cap as set forth in clause (i) above. The Supporting Stockholder, in his, her or its discretion, shall be entitled to vote all of the Supporting Stockholder’s shares of Acuren Common Stock which are no longer subject to this Agreement as a result of this Section 1(c) in any manner the Supporting Stockholder chooses.

2.      No Inconsistent Agreements. Subject to the last sentence of Section 5(a), the Supporting Stockholder hereby covenants and agrees that Supporting Stockholder shall not, at any time prior to the Termination Date (as defined below), (a) enter into any tender or voting agreement or voting trust with respect to any of Supporting Stockholder’s Covered Shares that is inconsistent with Supporting Stockholder’s obligations pursuant to this Agreement or the transactions contemplated hereby, (b) grant a proxy or power of attorney with respect

Annex B-2-2

to any of Supporting Stockholder’s Covered Shares that is inconsistent with Supporting Stockholder’s obligations pursuant to this Agreement or the transactions contemplated hereby, or (c) enter into any agreement, arrangement or undertaking or otherwise take any other action with respect to any of Supporting Stockholder’s Covered Shares that is otherwise inconsistent with, or would reasonably be expected to prevent, materially delay or impede, postpone or adversely affect any of the Transactions or restrict, limit or interfere with, or prohibit or prevent Supporting Stockholder from performing or satisfying Supporting Stockholder’s obligations pursuant to this Agreement or the transactions contemplated hereby.

3.      Termination. This Agreement shall automatically terminate, without any notice or other action by any parties hereto, and no party hereto shall have any further obligation or liability under this Agreement, upon the date of the earliest to occur of (a) the receipt of approval of the Acuren Stock Issuance, (b) the termination of the Merger Agreement in accordance with its terms, and (c) as mutually agreed upon by NV5 and the Supporting Stockholder (the date of the earliest to occur of clause (a), (b) or (c) being referred to herein as the “Termination Date”); provided, that the provisions of this Section 3, Section 6, Section 7 and Section 10 through Section 24 shall survive any termination of this Agreement (except that Section 6 and Section 7 shall not survive any termination pursuant to clause (b) above); and provided further, that no termination of this Agreement shall relieve any party hereto from liability for any willful breach of, or actual and intentional fraud in connection with, this Agreement prior to such termination.

4.      Representations and Warranties of the Supporting Stockholder. The Supporting Stockholder hereby represents and warrants to NV5 as follows:

(a)     Supporting Stockholder is the only record and/or beneficial owner of, and has good, valid and marketable title to, all of Supporting Stockholder’s Owned Shares. As of the date hereof, other than Supporting Stockholder’s Owned Shares, Supporting Stockholder does not own beneficially or of record any shares of capital stock of Acuren (or any Equity Securities convertible into or exchangeable or exercisable for shares of capital stock of Acuren).

(b)    Supporting Stockholder: (i) has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein, in each case, with respect to Supporting Stockholder’s Covered Shares, except as provided in this Agreement; (ii) has not entered into any tender or voting agreement or voting trust with respect to any of Supporting Stockholder’s Covered Shares that is inconsistent with Supporting Stockholder’s obligations pursuant to this Agreement or the transactions contemplated hereby; (iii) has not granted a proxy or power of attorney with respect to any of Supporting Stockholder’s Covered Shares that is inconsistent with Supporting Stockholder’s obligations pursuant to this Agreement or the transactions contemplated hereby; and (iv) has not entered into any agreement, arrangement or undertaking or otherwise take any other action with respect to any of Supporting Stockholder’s Covered Shares that is otherwise inconsistent with, or would reasonably be expected to prevent, materially delay or impede, postpone or adversely affect any of the Transactions or restrict, limit or interfere with, or prohibit or prevent Supporting Stockholder from performing or satisfying Supporting Stockholder’s obligations pursuant to this Agreement or the transactions contemplated hereby.

(c)     Supporting Stockholder: (i) if a legal entity, is duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of the jurisdiction of its organization and has all requisite corporate or other entity power and authority and has taken all corporate or other entity action necessary to, execute, deliver and perform or comply with its covenants, obligations and agreements under this Agreement and to consummate the transactions contemplated hereby; or (ii) if an individual, has legal competence and capacity to enter into this Agreement and all necessary authority to execute, deliver and perform or comply with his or her covenants, obligations and agreements under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Supporting Stockholder and constitutes a valid and binding agreement of the Supporting Stockholder, enforceable against the Supporting Stockholder in accordance with its terms, subject to the Bankruptcy and Equitable Exceptions.

(d)    Other than the filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act, Supporting Stockholder’s execution and delivery of this Agreement does not, Supporting Stockholder’s performance of and compliance with its covenants, obligations and

Annex B-2-3

agreements under this Agreement will not, and the consummation of the transactions contemplated by this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Merger Agreement) will not, require Supporting Stockholder to make any Filing with or to, or to obtain any Consent of, any Governmental Authority.

(e)     Supporting Stockholder’s execution and delivery of this Agreement does not, Supporting Stockholder’s performance of and compliance with its covenants, obligations and agreements under this Agreement will not, and the consummation of the transactions contemplated by this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Merger Agreement) will not, (i) if the Supporting Stockholder is a legal entity, conflict with or violate its Constituent Documents, (ii) subject to making the Filings and obtaining the Consents contemplated by Section 4(d), violate any applicable Law or Order or (iii) breach, violate, conflict with, result in the loss of any benefit under, be a default (or an event that, with or without notice or lapse of time, or both, would be a default) under, result in the termination, vesting, cancellation or amendment of or a right of termination, cancellation or amendment under, accelerate the performance required by, constitute a change of control, require notice or consent or approval under, or result in the creation of any Lien on any of Supporting Stockholder’s Covered Shares under, any Contract or Permit to which Supporting Stockholder is a party or by which any of Supporting Stockholder’s Covered Shares or any asset or property of Supporting Stockholder is bound or affected, except, in the case of the foregoing clauses (ii) and (iii), as would not reasonably be expected, individually or in the aggregate, to prevent, materially delay or impede, postpone or adversely affect any of the Transactions or restrict, limit or interfere with, or prohibit or prevent Supporting Stockholder from performing or satisfying Supporting Stockholder’s obligations pursuant to this Agreement or the transactions contemplated hereby.

(f)     As of the date of this Agreement, there are no Actions pending or, to Supporting Stockholder’s knowledge, threatened against Supporting Stockholder challenging the title or ownership by Supporting Stockholder of the any of Supporting Stockholder’s Owned Shares or the validity of this Agreement or that would reasonably be expected, individually or in the aggregate, to restrict, limit or interfere with, or prohibit or prevent Supporting Stockholder from performing or satisfying Supporting Stockholder’s obligations pursuant to this Agreement or the transactions contemplated hereby.

(g)    Supporting Stockholder hereby understands and acknowledges that NV5 is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by the Supporting Stockholder and the representations, warranties, covenants and other agreements of the Supporting Stockholder contained herein.

(h)    Supporting Stockholder has not engaged or otherwise agreed to compensate any financial advisor, broker or finder or incurred any Liability for any financial advisory, broker’s, agent’s, finders’ or other similar fees, commission or charge, and no investment banker, broker, finder or other intermediary is entitled to any fee, commission or charge for which Acuren, NV5 or either Merger Sub is or will have Liability in connection with the transactions contemplated by this Agreement based upon arrangements made by or, to Supporting Stockholder’s knowledge, on behalf of Supporting Stockholder (other than, for the avoidance of doubt, Acuren’s engagement of the Acuren Financial Advisor and NV5’s engagement of Roth Capital Partners and Baird as set forth in the Merger Agreement).

5.      Certain Covenants of the Supporting Stockholder. Except in accordance with the terms of this Agreement, the Supporting Stockholder hereby covenants and agrees as follows:

(a)     Except as otherwise expressly permitted in the Merger Agreement or this Agreement, prior to the Termination Date, Supporting Stockholder shall not, and Supporting Stockholder shall cause its Affiliates and its and their respective Representatives (as applicable) not to, directly or indirectly: (i) initiate, solicit, propose, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acuren Alternative Acquisition Proposal; (ii) engage in, continue or otherwise participate in any discussions or negotiations with any Person with respect to, relating to, or in furtherance of any Acuren Alternative Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any Acuren Alternative Acquisition Proposal; (iii) furnish any non-public information regarding the Acuren Entities,

Annex B-2-4

or access to their properties, assets or employees, to any Person in connection with or in response to any Acuren Alternative Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any Acuren Alternative Acquisition Proposal; or (iv) enter into any letter of intent or agreement in principle, or other agreement providing for any Acuren Alternative Acquisition Proposal. Supporting Stockholder shall, and shall cause its Affiliates and its and their respective Representatives (as applicable) to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted theretofore related to any Acuren Alternative Acquisition Proposal. Notwithstanding the foregoing or anything to the contrary provided elsewhere herein, nothing herein shall prohibit Supporting Stockholder or any of its Representatives from participating in any discussions or negotiations with respect to a possible stockholders’ consent or voting agreement in connection with any Acuren Alternative Acquisition Proposal in the event Acuren becomes, and only while Acuren is, permitted to take such actions pursuant to Section 5.5(e) (Acuren Non-Solicitation) of the Merger Agreement with respect to such Acuren Alternative Acquisition Proposal.

(b)    Prior to the Termination Date, Supporting Stockholder shall not, directly or indirectly: (i) sell, transfer, pledge, encumber, assign, hypothecate, hedge, swap, convert, loan or otherwise dispose of (including by merger (whether by conversion into or exchange for securities or other consideration), by tendering into any tender or exchange offer, by operation of Law or otherwise), either voluntarily or involuntarily (collectively, “Transfer”), or enter into any Contract (whether written or oral) with respect to the Transfer of, or otherwise agree to Transfer, any of Supporting Stockholder’s Covered Shares; and (ii) take any action that would make any representation or warranty of Supporting Stockholder contained herein untrue or incorrect or that has the effect of, or would reasonably be expected to, restrict, limit or interfere with, or prohibit or prevent Supporting Stockholder from performing or satisfying Supporting Stockholder’s obligations pursuant to this Agreement or the transactions contemplated hereby; provided, that nothing herein shall prohibit a Transfer of Covered Shares (A) by a Supporting Stockholder (i) in the form of a gift to a charitable organization for philanthropic purposes, (ii) to any parent, spouse or descendant of Supporting Stockholder or, where Supporting Stockholder is the trustee of a trust, any parent, spouse or descendant of any grantor of the trust or any beneficiary of the trust, (iii) to any estate, trust, guardianship, custodianship or other fiduciary arrangement for the primary benefit of any one or more of the individuals named or described in (ii) above and charitable organizations, (iv) to any corporation, partnership, limited liability company or other business organization controlled by and substantially all of the interests in which are owned, directly or indirectly, by any one or more individuals or entities named or described in (ii) and (iii) above, (v) as required under the terms of a governing trust instrument, including but not limited to, upon the death of Supporting Stockholder, the grantor of the trust, or another named individual, (vi) to an Affiliate of Supporting Stockholder so long as either (x) the transferee, prior to the time of Transfer agrees in a signed writing reasonably satisfactory to NV5 to be bound by and comply with the provisions of this Agreement or (y) as a condition to such Transfer, the transferee agrees in writing to be bound by this Agreement and delivers a copy of such executed written agreement to NV5 prior to the consummation of such Transfer or (vii) enter into any swap, forward, loan or any other agreement, transaction or series of transactions with respect to any Covered Shares, so long as such arrangements do not impede, interfere with or delay the performance by Supporting Stockholder of its obligations under this Agreement, (B) occurring by will, testamentary document or intestate succession upon the death of a Supporting Stockholder who is an individual, (C) pursuant to community property Laws or divorce decree or (D) to be held in “street name” pursuant to a Rule 10b5-1 plan entered into after the date hereof so long as no trade under such plan occurs prior to the voting of Supporting Stockholder’s Covered Shares in accordance with Section 1 and Supporting Stockholder remains the beneficial owner of such Covered Shares, entitled to vote such Covered Shares or (E) to Acuren in such amounts as are necessary or for the withholding of Taxes with respect to the vesting of any equity-based awards that have been granted under any Acuren Equity Plan (each, a “Permitted Transfer”); provided, however, that any Permitted Transfer (other than pursuant to clauses (D) and (E)) shall be permitted if, and only if, as a precondition to such Transfer, the transferee also agrees in writing, in form and substance reasonably satisfactory to NV5, to assume all of the obligations of Supporting Stockholder under, and be bound by and subject to all of the terms and provisions of, this Agreement to the same effect as Supporting Stockholder in respect of Supporting Stockholder’s Covered Shares so Transferred; and provided further, that in no event shall any Permitted Transfer made pursuant

Annex B-2-5

to this Section 5(b) relieve any Supporting Stockholder of or from any of Supporting Stockholder’s obligations under this Agreement. Any Transfer or attempted Transfer of any Covered Shares in violation of this Section 5(b) shall, to the fullest extent permitted by applicable Law, be null and void ab initio.

(c)     Supporting Stockholder agrees that any shares of Acuren Common Stock (or other Equity Securities convertible into or exchangeable or exercisable for Acuren Common Stock) that are purchased or otherwise acquired hereafter by Supporting Stockholder or with respect to which Supporting Stockholder otherwise acquires sole or shared voting and/or disposition power, in each case, prior to the Termination Date shall, without any notice or other action by any party hereto, become subject to the terms and conditions of this Agreement to the same extent as if they were owned by Supporting Stockholder as of the date hereof.

6.      Representations and Warranties of NV5. NV5 hereby represents and warrants to Supporting Stockholder as follows:

(a)     NV5 is duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of the jurisdiction of its organization and has all requisite corporate or other entity power and authority and has taken all corporate or other entity action necessary to, execute, deliver and perform or comply with its obligations hereunder. This Agreement has been duly executed and delivered by NV5 and (assuming due authorization, execution and delivery by Supporting Stockholder) constitutes a valid and binding agreement of NV5, enforceable against NV5 in accordance with its terms, subject to the Bankruptcy and Equitable Exceptions.

(b)    The execution, delivery and performance by NV5 of this Agreement will not (i) violate any provision of any Law applicable to NV5; (ii) violate any order, judgment or decree applicable to NV5 or any of its Affiliates; or (iii) conflict with, or result in a breach or default under, any agreement or instrument to which NV5 or any of its Affiliates is a party or any term or condition of its Constituent Documents, except where such conflict, breach or default would not reasonably be expected to, individually or in the aggregate, have an adverse effect on NV5’s ability to satisfy its obligations hereunder.

7.      Further Assurances.

(a)     The Supporting Stockholder agrees to execute and deliver such additional documents and take all such further action, in each case without further consideration, as may be reasonably necessary or reasonably requested by NV5 from time to time for evidencing any actions taken or effected, and any transactions consummated, as contemplated by and pursuant to this Agreement.

(b)    The Supporting Stockholder agrees not to commence or participate in, and to take all actions necessary to opt out of any class action with respect to, any Action or claim, derivative or otherwise, against Acuren, either Merger Sub, NV5, or their respective Affiliates, or any of their respective successors and assigns, relating to the negotiation, execution or delivery of this Agreement, the Merger Agreement or the consummation of the transactions contemplated hereby and thereby.

8.      Disclosure. The Supporting Stockholder hereby authorizes NV5 to publish and disclose in any press release, public statement, announcement or disclosure, to the extent required by applicable Law or the rules of NYSE or Nasdaq, as applicable, Supporting Stockholder’s identity and ownership of Supporting Stockholder’s Covered Shares and the nature of Supporting Stockholder’s covenants, obligations and agreements under this Agreement; provided, that prior to any such publication or disclosure, to the extent not prohibited by applicable Law or the rules of NYSE or Nasdaq, as applicable, NV5 shall provide Supporting Stockholder a reasonable opportunity to review and comment upon any such announcement or disclosure, which comments will be reasonably considered by NV5.

9.      Changes in Capital Stock. If, prior to the Termination Date, the outstanding shares of Acuren Common Stock are changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or a stock dividend thereon shall be declared with a record date within such period, then the terms “Owned Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any Equity Securities into which or for which any or all of such shares may be converted, exchange or exercised or which are received in such transaction.

Annex B-2-6

10.    Amendment and Modification. This Agreement may be amended, changed and supplemented in any and all respects only by the written agreement of the parties hereto.

11.    Extension; Waiver. At any time prior to the Termination Date, each party hereto may (a) extend the time for the performance of any obligation or other act of the other parties, (b) waive any inaccuracies in the representations and warranties hereunder of the other parties or (c) waive compliance with any covenant or agreement hereunder of the other parties; provided, that any such extension or waiver shall be in an instrument in writing signed on behalf of such extending or waiving party. The failure of any party to assert any of its rights hereunder or otherwise shall not be a waiver of such rights, and no single or partial exercise by any party of any of its rights hereunder shall preclude any other or further exercise of such rights or any other rights hereunder.

12.    Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt by non-automatic means, whether electronic or otherwise), (b) when receipt is confirmed if by email or (c) one (1) Business Day following the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case, at the following addresses and email addresses (or to such other address or email address as a party hereto may have specified by notice given to the other party under this provision):

(a)     if to NV5 to:

NV5 Global, Inc.

200 South Park Road, Suite 350

Hollywood, FL 33021

Attention: Richard Tong, Esq.

Email: Richard.Tong@nv5.com

with a copy (which shall not constitute notice) to:

Loeb & Loeb LLP 345 Park Avenue

New York, New York 10154

Facsimile No: (212) 407-4990

Telephone No.: (212) 407-4000

Attention: Mitchell S. Nussbaum, Esq.

Email: mnussbaum@loeb.com

(b)    if to the Supporting Stockholder, to such address indicated on Acuren’s records with respect to the applicable Supporting Stockholder or to such other address or addresses as Supporting Stockholder may from time to time designate in writing, with a copy (which shall not constitute notice) to:

Greenberg Traurig, PA

333 S.E. 2nd Avenue, Suite 4400

Miami, FL 33131

Attention: Alan I. Annex, Esq.

Email: Alan.Annex@gtlaw.com

13.    No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in NV5 any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to any Covered Shares shall remain vested in and belong to the applicable Supporting Stockholder, and NV5 shall have no authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of Acuren or exercise any power or authority to direct any Supporting Stockholder in the voting or disposition of Supporting Stockholder’s Covered Shares, except as otherwise expressly provided herein or any other binding agreement between NV5 and the relevant Supporting Stockholder or Acuren, as applicable.

Annex B-2-7

14.    Entire Agreement. This Agreement, and the documents and instruments and other agreements among the parties hereto, constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties related to the subject matter hereof and thereof. Except for the representations and warranties expressly made in this Agreement, each party hereto hereby agrees that no other party hereto makes, and each party hereto disclaims any reliance upon, any express or implied representation or warranty whatsoever with respect to the matters set forth in this Agreement.

15.    No Third-Party Beneficiaries. The Supporting Stockholder hereby agrees that Supporting Stockholder’s representations, warranties and covenants set forth herein are solely for the benefit of NV5 in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto and their respective successors and permitted assigns any rights, benefits, remedies or liabilities hereunder, including the right to rely upon the representations and warranties set forth herein, and the parties hereto hereby further agree that this Agreement may only be enforced against, and any action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the Persons expressly named as parties hereto.

16.    Applicable Law; Jurisdiction; WAIVER OF JURY TRIAL. This Agreement, and all Actions and causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity), that may be based on this Agreement, arise out of this Agreement or relate to this Agreement or the negotiation, execution, performance or subject matter hereof (including any Action or cause of action based upon, arising out of, or related to any transaction contemplated by this Agreement, any representation or warranty made in or in connection with this Agreement, or as an inducement to enter into this Agreement) (a “Dispute”), shall be governed by, and enforced in accordance with, the Laws of the State of Delaware applicable to agreements made and to be performed solely therein, including its statutes of limitations, without giving effect to principles of conflicts of law that would result in the application of any law other than the Laws of the State of Delaware. For any Dispute, each party hereto (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the U.S. District Court for the District of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware, (b) agrees that all Disputes shall be heard and determined exclusively under the foregoing clause (a), (c) waives any objection to laying venue in any Dispute in such courts, (d) waives any objection that any such court is an inconvenient forum or does not have jurisdiction over any party hereto and (e) agrees that service of process upon such party in any Dispute shall be effective if such process is given as a notice under Section 12. Each party hereto irrevocably waives to the fullest extent permitted by applicable law any and all right to trial by jury in any “Dispute” (as defined in this Agreement). Each of the parties hereto (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the transactions contemplated hereby, as applicable, by, among other things, the mutual waivers and certifications in this Section 16.

17.    Assignment. Neither this Agreement nor any of the rights, interests, covenants or agreements hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other parties, and any such assignment without such consent shall be null and void. This Agreement shall be binding on, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

18.    Non-Recourse. This Agreement may only be enforced against, and any Dispute may only be brought against, the Persons that are expressly identified as parties hereto, including Persons that become parties hereto after the date hereof or that agree in writing for the benefit of NV5 to be bound by the terms of this Agreement applicable to the Supporting Stockholder. Subject only to the specific contractual provisions hereof, no past, present or future Affiliate or Representative of any party hereto (as applicable) shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any party hereunder for any such Dispute.

19.    Enforcement. The parties hereto acknowledge and agree that irreparable damage would occur in the event that any provision hereof was not performed under their specific terms or were otherwise breached and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly

Annex B-2-8

acknowledged and agreed that (a) at any time prior to the Termination Date, the parties hereto shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of terms and provisions hereof, without proof of damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties hereto would have entered into this Agreement. Each party hereto agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity.

20.    Severability. If any term, provision, covenant or restriction hereof is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions hereof shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

21.    Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall be one (1) and the same instrument. Delivery of an executed counterpart hereof by electronic transmission (including email or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) shall be effective as delivery of an original counterpart hereof.

22.    Construction. The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used herein shall refer to this Agreement as a whole and not to any particular provision hereof. The descriptive headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation hereof. When a reference is made herein to a Section, such reference shall be to a Section hereof unless otherwise indicated. Any reference herein to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa. Whenever the words “include,” “includes” or “including” are used herein, they shall be deemed to be followed by the words “without limitation.” The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. Any Contract referred to herein (including the Constituent Documents of any Person) means such Contract as from time to time amended, modified or supplemented, unless otherwise specifically indicated. Any Law defined or referred to herein means such Law as from time to time amended, modified or supplemented prior to the date hereof, unless otherwise specifically indicated, and any rules and regulations promulgated under such Law by a Governmental Authority. References to a Person are also to its successors and permitted assigns. When calculating the period of time prior to which, within which or after which any act is to be done or step taken pursuant hereto, (a) the date that is the reference date in calculating such period shall be excluded and (b) if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day. The parties hereto have been represented by counsel during the negotiation and execution hereof and, therefore, waive the application of any applicable Law, holding or rule of construction providing that ambiguities in a Contract or other document shall be construed against the party drafting such Contract or document. Each party hereto has participated in the drafting and negotiation hereof. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions hereof.

23.    Capacity as a Supporting Stockholder. Notwithstanding anything herein to the contrary, Supporting Stockholder signs this Agreement solely in Supporting Stockholder’s capacity as an Acuren Stockholder, and not in any other capacity, and this Agreement shall not limit or otherwise affect the actions or inactions of any Affiliate, Representative, or designee of Supporting Stockholder or any of its Affiliates in his or her capacity (if applicable) as an officer, director or fiduciary of Acuren or any other Acuren Entities or any other Person. Nothing in this Agreement: (i) will limit or affect any actions taken or omitted by any Supporting Stockholder in Supporting Stockholder’s capacity as a director or officer of Acuren or any other Acuren Entities, including

Annex B-2-9

in exercising any rights as provided under and pursuant to the terms of the Merger Agreement, and no such action or omission by Supporting Stockholder shall be deemed a breach of this Agreement by Supporting Stockholder; or (ii) will be construed to prohibit, limit, or restrict any Supporting Stockholder from exercising Supporting Stockholder’s fiduciary duties as a director or officer to Acuren or any other Acuren Entities or any of its or their respective stockholders. Supporting Stockholder shall be not liable for claims, losses, damages, expenses and other liabilities or obligations resulting from or related to breaches of the Merger Agreement by NV5. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture, any like relationship between the parties hereto or a presumption that the parties hereto are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

24.    Fees and Expenses. Except as set forth in Section 7.3(h) (Expenses and Other Payments) of the Merger Agreement, all costs and expenses incurred by each party hereto in connection with preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby shall be borne by the party incurring such expenses.

[The remainder of this page is intentionally left blank.]

Annex B-2-10

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Persons thereunto duly authorized) as of the date first written above.

NV5 GLOBAL, INC.
By:	/s/ Dickerson C. Wright
Name:	Dickerson C. Wright
Title:	Executive Chairman

[Signature Page to Voting Support Agreement]

Annex B-2-11

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Persons thereunto duly authorized) as of the date first written above.

SUPPORTING STOCKHOLDER:
MARIPOSA ACQUISITION IX, LLC
/s/ Sir Martin E. Franklin
Name:	Sir Martin E. Franklin
Title:	Manager

[Signature Page to Voting Support Agreement]

Annex B-2-12

Annex B-3

VOTING SUPPORT AGREEMENT

This Voting Support Agreement (this “Agreement”), dated as of May 14, 2025, is entered into by and among NV5 Global, Inc., a Delaware corporation (“NV5”), and the undersigned parties listed under “Supporting Stockholder” on the signature pages hereto (each a “Supporting Stockholder”). Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution and delivery of this Agreement, Acuren Corporation, a Delaware corporation (“Acuren”), Ryder Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Acuren (“Merger Sub I”), Ryder Merger Sub II, Inc., a Delaware corporation and a direct wholly owned subsidiary of Acuren (“Merger Sub II”), and NV5 are entering into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which (and subject to the terms and conditions set forth therein) (i) Merger Sub I will merge with and into NV5 (the “First Merger”), with NV5 continuing as the Initial Surviving Corporation in the First Merger, and (ii) thereafter, the Initial Surviving Corporation will merge with and into Merger Sub II (together with the First Merger, the “Mergers”), with Merger Sub II continuing as the Final Surviving Corporation in the Mergers;

WHEREAS, as of the date hereof, the Supporting Stockholders are the record and/or “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) of, and are entitled to dispose of and/or vote the shares of Acuren Common Stock as is indicated opposite each such Supporting Stockholder’s name on Schedule A attached hereto (Supporting Stockholder’s “Owned Shares”; such Owned Shares and any additional Acuren Common Stock (or other Equity Securities convertible into or exercisable or exchangeable for Acuren Common Stock) in which a Supporting Stockholder acquires record or beneficial ownership after the date hereof (including, without limitation, by purchase, as a result of a stock dividend or distribution, stock split, recapitalization, combination, reclassification, exchange or change of such securities, or upon exercise or conversion of any securities) as provided herein, Supporting Stockholders’ “Covered Shares”;

WHEREAS, as a condition and inducement to NV5’s willingness to enter into the Merger Agreement, the Supporting Stockholders are entering into this Agreement with NV5;

WHEREAS, the terms, execution, delivery and performance of this Agreement by NV5 and the Supporting Stockholders has been authorized, adopted and approved by the Acuren Board prior to the date hereof; and

WHEREAS, the Supporting Stockholders acknowledge that NV5 is entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of the Supporting Stockholders set forth in this Agreement, and that NV5 would not otherwise have entered into the Merger Agreement if any of the Supporting Stockholders did not enter into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, NV5 and the Supporting Stockholders hereby agree as follows:

1.      Agreement to Vote.

(a)     Subject to the earlier termination of this Agreement in accordance with Section 3, each Supporting Stockholder, in his, her or its capacity as an Acuren Stockholder, irrevocably and unconditionally agrees that, at the Acuren Stockholders Meeting or any other meeting of the Acuren Stockholders (whether annual or special and whether or not an adjourned or postponed meeting, however called, and

Annex B-3-1

including any adjournment or postponement thereof), and in any action by written consent of the Acuren Stockholders, Supporting Stockholder shall, and shall cause any nominee and other holder of record of any of Supporting Stockholder’s Covered Shares to:

(i)     when any such meeting is held, appear at such meeting or otherwise cause all of Supporting Stockholder’s Covered Shares to be counted as present thereat for the purpose of establishing a quorum, and when action by written consent of the Acuren Stockholders is proposed, respond to any such request for written consent;

(ii)    vote (or consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of Supporting Stockholder’s Covered Shares owned as of the record date for such meeting (or such written consent) in favor of the Acuren Stock Issuance (the “Transactions”); and

(iii)   vote (or consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of Supporting Stockholder’s Covered Shares owned as of the record date for such meeting (or such written consent) against the approval or adoption of any Acuren Alternative Acquisition Proposal or other proposal made in opposition to, or in competition with, the Transactions and any other action that would reasonably be expected to prevent, materially delay or impede, postpone or adversely affect any of the Transactions or restrict, limit or interfere with, or prohibit or prevent Supporting Stockholder from performing or satisfying its obligations pursuant to this Agreement or the transactions contemplated hereby.

For the avoidance of doubt, except as expressly set forth in this Section 1(a), Supporting Stockholders shall not be restricted from voting in any manner with respect to any other matters presented or submitted to the stockholders of Acuren.

(b)    The Supporting Stockholders hereby revoke any and all previous proxies granted with respect to Supporting Stockholders’ Covered Shares.

(c)     The obligations of the Supporting Stockholders specified in this Section 1 shall apply whether or not any matters necessary, advisable or reasonably requested by NV5 to consummate the Transactions are recommended by the Acuren Board. Notwithstanding the foregoing, in the event of an Acuren Change of Recommendation made in accordance with the terms of the Merger Agreement, then if the aggregate number of Covered Shares subject to this Agreement and any other voting agreements between NV5 and other stockholders of Acuren relating to the matters set forth in Section 1(a) (the “Other Voting Agreements”) exceeds thirty percent (30%) of the total number of outstanding shares of Acuren Common Stock as of the record date for any meeting at which any matters set forth in Section 1(a) are to be voted on (the “Covered Shares Cap”), then the obligation of the Supporting Stockholder to vote the Covered Shares in accordance with Section 1(a) shall be modified such that (i) the Supporting Stockholder, together with the other stockholders of Acuren party to such Other Voting Agreements, shall only be required to collectively vote an aggregate number of shares of Common Stock equal to the Covered Shares Cap and (ii) notwithstanding any other provision of this Agreement or any Other Voting Agreement, the number of shares of Acuren Common Stock subject to the obligations set forth in Section 1 of this Agreement (and the number of shares of Common Stock subject to the corresponding obligations in each Other Voting Agreement) shall be reduced on a pro rata basis in accordance with the number of votes the Supporting Stockholder and each other such stockholder is entitled to cast in each case only to the extent required to limit the aggregate number of shares of Common Stock subject to such obligations to the Covered Shares Cap as set forth in clause (i) above. The Supporting Stockholder, in his, her or its discretion, shall be entitled to vote all of the Supporting Stockholder’s shares of Acuren Common Stock which are no longer subject to this Agreement as a result of this Section 1(c) in any manner the Supporting Stockholder chooses.

2.      No Inconsistent Agreements. Subject to the last sentence of Section 5(a), each Supporting Stockholder hereby covenants and agrees that Supporting Stockholder shall not, at any time prior to the Termination Date (as defined below), (a) enter into any tender or voting agreement or voting trust with respect to any of Supporting Stockholder’s Covered Shares that is inconsistent with Supporting Stockholder’s obligations pursuant to this Agreement or the transactions contemplated hereby, (b) grant a proxy or power of attorney with respect

Annex B-3-2

to any of Supporting Stockholder’s Covered Shares that is inconsistent with Supporting Stockholder’s obligations pursuant to this Agreement or the transactions contemplated hereby, or (c) enter into any agreement, arrangement or undertaking or otherwise take any other action with respect to any of Supporting Stockholder’s Covered Shares that is otherwise inconsistent with, or would reasonably be expected to prevent, materially delay or impede, postpone or adversely affect any of the Transactions or restrict, limit or interfere with, or prohibit or prevent Supporting Stockholder from performing or satisfying Supporting Stockholder’s obligations pursuant to this Agreement or the transactions contemplated hereby.

3.      Termination. This Agreement shall automatically terminate, without any notice or other action by any parties hereto, and no party hereto shall have any further obligation or liability under this Agreement, upon the date of the earliest to occur of (a) the receipt of approval of the Acuren Stock Issuance, (b) the termination of the Merger Agreement in accordance with its terms, (c) the approval of any Adverse Amendment, (d) in the event the value of the per share Merger Consideration calculated as of closing of trading on the Business Day immediately prior to the date of the applicable meeting or consent (determined applying the Exchange Ratio calculated based on the closing price for Acuren Common Stock as of such date and the VWAP of Acuren Common Stock for the ten (10) full consecutive trading days ending on and including such date, and treating such meeting date or consent date as the Closing Date for these purposes) would have a value that is higher than the value of the per share Merger Consideration as of the date of the Merger Agreement (calculated as of the closing of trading on the date of the Merger Agreement on the same basis as set forth above), or (e) as mutually agreed upon by NV5 and the Supporting Stockholder (the date of the earliest to occur of clause (a), (b), (c), (d) or (e) being referred to herein as the “Termination Date”); provided, that the provisions of this Section 3, Section 6, Section 7 and Section 10 through Section 24 shall survive any termination of this Agreement (except that Section 6 and Section 7 shall not survive any termination pursuant to clause (b), (c) or (d) above); and provided further, that no termination of this Agreement shall relieve any party hereto from liability for any willful breach of, or actual and intentional fraud in connection with, this Agreement prior to such termination.

For the purpose of this Agreement, an “Adverse Amendment” shall mean any amendment to the Merger Agreement or the taking of any action that would reasonably be expected to result in the amendment, modification or waiver of a provision of the Merger Agreement, in any such case, in a manner that (1) increases the Merger Consideration, changes the form of the Merger Consideration or otherwise adversely affects the consideration payable by Acuren in the Transactions, (2) imposes any material restrictions or any additional material conditions on the consummation of the Transactions or the Acuren Stock Issuance, (3) extends the Outside Date beyond the latest date to which the Merger Agreement (as it exists on the date of this Agreement) contemplates extension of the Outside Date or (4) modifies in any material respect Article I (The Mergers), Article II (Effect on the Capital Stock in First Merger), Article VI (Conditions to the Mergers) or Article VII (Termination) of the Merger Agreement (as it exists on the date of this Agreement), in each case in a manner that is materially adverse to the Supporting Stockholder.

4.      Representations and Warranties of the Supporting Stockholders. Each Supporting Stockholder hereby represents and warrants as to itself, severally and not jointly and severally, to NV5 as follows:

(a)     Supporting Stockholder is the only record and a beneficial owner of, and has good, valid and marketable title to, all of Supporting Stockholder’s Owned Shares. As of the date hereof, other than Supporting Stockholder’s Owned Shares, Supporting Stockholder does not own beneficially or of record any shares of capital stock of Acuren (or any Equity Securities convertible into or exchangeable or exercisable for shares of capital stock of Acuren).

(b)    Supporting Stockholder: (i) has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein, in each case, with respect to Supporting Stockholder’s Covered Shares, except as provided in this Agreement; (ii) has not entered into any tender or voting agreement or voting trust with respect to any of Supporting Stockholder’s Covered Shares that is inconsistent with Supporting Stockholder’s obligations pursuant to this Agreement or the transactions contemplated hereby; (iii) has not granted a proxy or power of attorney with respect to any of Supporting Stockholder’s Covered Shares that is inconsistent with Supporting Stockholder’s obligations pursuant to this Agreement or the transactions contemplated hereby; and (iv) has not entered into any agreement, arrangement or undertaking or otherwise take any other action with respect to any of Supporting Stockholder’s Covered Shares that is otherwise inconsistent with, or would reasonably be expected to

Annex B-3-3

prevent, materially delay or impede, postpone or adversely affect any of the Transactions or restrict, limit or interfere with, or prohibit or prevent Supporting Stockholder from performing or satisfying Supporting Stockholder’s obligations pursuant to this Agreement or the transactions contemplated hereby.

(c)     Supporting Stockholder: (i) if a legal entity, is duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of the jurisdiction of its organization and has all requisite corporate or other entity power and authority and has taken all corporate or other entity action necessary to, execute, deliver and perform or comply with its covenants, obligations and agreements under this Agreement and to consummate the transactions contemplated hereby; or (ii) if an individual, has legal competence and capacity to enter into this Agreement and all necessary authority to execute, deliver and perform or comply with his or her covenants, obligations and agreements under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Supporting Stockholder and constitutes a valid and binding agreement of the Supporting Stockholder, enforceable against the Supporting Stockholder in accordance with its terms, subject to the Bankruptcy and Equitable Exceptions.

(d)    Other than the filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act, Supporting Stockholder’s execution and delivery of this Agreement does not, Supporting Stockholder’s performance of and compliance with its covenants, obligations and agreements under this Agreement will not, and the consummation of the transactions contemplated by this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Merger Agreement) will not, require Supporting Stockholder to make any Filing with or to, or to obtain any Consent of, any Governmental Authority.

(e)     Supporting Stockholder’s execution and delivery of this Agreement does not, Supporting Stockholder’s performance of and compliance with its covenants, obligations and agreements under this Agreement will not, and the consummation of the transactions contemplated by this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Merger Agreement) will not, (i) if the Supporting Stockholder is a legal entity, conflict with or violate its Constituent Documents, (ii) subject to making the Filings and obtaining the Consents contemplated by Section 4(d), violate any applicable Law or Order or (iii) breach, violate, conflict with, result in the loss of any benefit under, be a default (or an event that, with or without notice or lapse of time, or both, would be a default) under, result in the termination, vesting, cancellation or amendment of or a right of termination, cancellation or amendment under, accelerate the performance required by, constitute a change of control, require notice or consent or approval under, or result in the creation of any Lien on any of Supporting Stockholder’s Covered Shares under, any Contract or Permit to which Supporting Stockholder is a party or by which any of Supporting Stockholder’s Covered Shares or any asset or property of Supporting Stockholder is bound or affected, except, in the case of the foregoing clauses (ii) and (iii), as would not reasonably be expected, individually or in the aggregate, to prevent, materially delay or impede, postpone or adversely affect any of the Transactions or restrict, limit or interfere with, or prohibit or prevent Supporting Stockholder from performing or satisfying Supporting Stockholder’s obligations pursuant to this Agreement or the transactions contemplated hereby.

(f)     As of the date of this Agreement, there are no Actions pending or, to Supporting Stockholder’s knowledge, threatened against Supporting Stockholder challenging the title or ownership by Supporting Stockholder of the any of Supporting Stockholder’s Owned Shares or the validity of this Agreement or that would reasonably be expected, individually or in the aggregate, to restrict, limit or interfere with, or prohibit or prevent Supporting Stockholder from performing or satisfying Supporting Stockholder’s obligations pursuant to this Agreement or the transactions contemplated hereby.

(g)    Supporting Stockholder hereby understands and acknowledges that NV5 is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by the Supporting Stockholder and the representations, warranties, covenants and other agreements of the Supporting Stockholder contained herein.

Annex B-3-4

(h)    Supporting Stockholder has not engaged or otherwise agreed to compensate any financial advisor, broker or finder or incurred any Liability for any financial advisory, broker’s, agent’s, finders’ or other similar fees, commission or charge, and no investment banker, broker, finder or other intermediary is entitled to any fee, commission or charge for which Acuren, NV5 or either Merger Sub is or will have Liability in connection with the transactions contemplated by this Agreement based upon arrangements made by or, to Supporting Stockholder’s knowledge, on behalf of Supporting Stockholder (other than, for the avoidance of doubt, Acuren’s engagement of the Acuren Financial Advisor and NV5’s engagement of Roth Capital Partners and Baird as set forth in the Merger Agreement).

5.      Certain Covenants of the Supporting Stockholder. Except in accordance with the terms of this Agreement, each Supporting Stockholder hereby covenants and agrees as follows:

(a)     Except as otherwise expressly permitted in the Merger Agreement or this Agreement, prior to the Termination Date, Supporting Stockholder shall not, and Supporting Stockholder shall cause its Affiliates and its and their respective Representatives (as applicable) not to, directly or indirectly: (i) initiate, solicit, propose, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acuren Alternative Acquisition Proposal; (ii) engage in, continue or otherwise participate in any discussions or negotiations with any Person with respect to, relating to, or in furtherance of any Acuren Alternative Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any Acuren Alternative Acquisition Proposal; (iii) furnish any non-public information regarding the Acuren Entities, or access to their properties, assets or employees, to any Person in connection with or in response to any Acuren Alternative Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any Acuren Alternative Acquisition Proposal; or (iv) enter into any letter of intent or agreement in principle, or other agreement providing for any Acuren Alternative Acquisition Proposal. Supporting Stockholder shall, and shall cause its Affiliates and its and their respective Representatives (as applicable) to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted theretofore related to any Acuren Alternative Acquisition Proposal. Notwithstanding the foregoing or anything to the contrary provided elsewhere herein, nothing herein shall prohibit Supporting Stockholder or any of its Representatives from participating in any discussions or negotiations with respect to a possible stockholders’ consent or voting agreement in connection with any Acuren Alternative Acquisition Proposal in the event Acuren becomes, and only while Acuren is, permitted to take such actions pursuant to Section 5.5(e) (Acuren Non-Solicitation) of the Merger Agreement with respect to such Acuren Alternative Acquisition Proposal.

(b)    Prior to the Termination Date, Supporting Stockholder shall not, directly or indirectly: (i) sell, transfer, pledge, encumber, assign, hypothecate, hedge, swap, convert, loan or otherwise dispose of (including by merger (whether by conversion into or exchange for securities or other consideration), by tendering into any tender or exchange offer, by operation of Law or otherwise), either voluntarily or involuntarily (collectively, “Transfer”), or enter into any Contract (whether written or oral) with respect to the Transfer of, or otherwise agree to Transfer, any of Supporting Stockholder’s Covered Shares; and (ii) take any action that would make any representation or warranty of Supporting Stockholder contained herein untrue or incorrect or that has the effect of, or would reasonably be expected to, restrict, limit or interfere with, or prohibit or prevent Supporting Stockholder from performing or satisfying Supporting Stockholder’s obligations pursuant to this Agreement or the transactions contemplated hereby; provided, that nothing herein shall prohibit a Transfer of Covered Shares (A) by a Supporting Stockholder (i) in the form of a gift to a charitable organization for philanthropic purposes, (ii) to any parent, spouse or descendant of Supporting Stockholder or, where Supporting Stockholder is the trustee of a trust, any parent, spouse or descendant of any grantor of the trust or any beneficiary of the trust, (iii) to any estate, trust, guardianship, custodianship or other fiduciary arrangement for the primary benefit of any one or more of the individuals named or described in (ii) above and charitable organizations, (iv) to any corporation, partnership, limited liability company or other business organization controlled by and substantially all of the interests in which are owned, directly or indirectly, by any one or more individuals or entities named or described in (ii) and (iii) above, (v) as required under the terms of a governing trust instrument, including but not limited to, upon the death of Supporting Stockholder, the grantor of the trust, or another named individual, (vi) to an Affiliate of Supporting Stockholder so long as either (x) the transferee, prior to the time of Transfer agrees in a signed writing reasonably satisfactory to NV5 to be

Annex B-3-5

bound by and comply with the provisions of this Agreement or (y) as a condition to such Transfer, the transferee agrees in writing to be bound by this Agreement and delivers a copy of such executed written agreement to NV5 prior to the consummation of such Transfer or (vii) enter into any swap, forward, loan or any other agreement, transaction or series of transactions with respect to any Covered Shares, so long as such arrangements do not impede, interfere with or delay the performance by Supporting Stockholder of its obligations under this Agreement, (B) occurring by will, testamentary document or intestate succession upon the death of a Supporting Stockholder who is an individual, (C) pursuant to community property Laws or divorce decree or (D) to be held in “street name” pursuant to a Rule 10b5-1 plan entered into after the date hereof so long as no trade under such plan occurs prior to the voting of Supporting Stockholder’s Covered Shares in accordance with Section 1 and Supporting Stockholder remains the beneficial owner of such Covered Shares, entitled to vote such Covered Shares or (E) to Acuren in such amounts as are necessary or for the withholding of Taxes with respect to the vesting of any equity-based awards that have been granted under any Acuren Equity Plan (each, a “Permitted Transfer”); provided, however, that any Permitted Transfer (other than pursuant to clauses (D) and (E)) shall be permitted if, and only if, as a precondition to such Transfer, the transferee also agrees in writing, in form and substance reasonably satisfactory to NV5, to assume all of the obligations of Supporting Stockholder under, and be bound by and subject to all of the terms and provisions of, this Agreement to the same effect as Supporting Stockholder in respect of Supporting Stockholder’s Covered Shares so Transferred; and provided further, that in no event shall any Permitted Transfer made pursuant to this Section 5(b) relieve any Supporting Stockholder of or from any of Supporting Stockholder’s obligations under this Agreement. Any Transfer or attempted Transfer of any Covered Shares in violation of this Section 5(b) shall, to the fullest extent permitted by applicable Law, be null and void ab initio.

(c)     Supporting Stockholder agrees that any shares of Acuren Common Stock (or other Equity Securities convertible into or exchangeable or exercisable for Acuren Common Stock) that are purchased or otherwise acquired hereafter by Supporting Stockholder or with respect to which Supporting Stockholder otherwise acquires sole or shared voting and/or disposition power, in each case, prior to the Termination Date shall, without any notice or other action by any party hereto, become subject to the terms and conditions of this Agreement to the same extent as if they were owned by Supporting Stockholder as of the date hereof.

6.      Representations and Warranties of NV5. NV5 hereby represents and warrants to Supporting Stockholders as follows:

(a)     NV5 is duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of the jurisdiction of its organization and has all requisite corporate or other entity power and authority and has taken all corporate or other entity action necessary to, execute, deliver and perform or comply with its obligations hereunder. This Agreement has been duly executed and delivered by NV5 and (assuming due authorization, execution and delivery by Supporting Stockholder) constitutes a valid and binding agreement of NV5, enforceable against NV5 in accordance with its terms, subject to the Bankruptcy and Equitable Exceptions.

(b)    The execution, delivery and performance by NV5 of this Agreement will not (i) violate any provision of any Law applicable to NV5; (ii) violate any order, judgment or decree applicable to NV5 or any of its Affiliates; or (iii) conflict with, or result in a breach or default under, any agreement or instrument to which NV5 or any of its Affiliates is a party or any term or condition of its Constituent Documents, except where such conflict, breach or default would not reasonably be expected to, individually or in the aggregate, have an adverse effect on NV5’s ability to satisfy its obligations hereunder.

(c)     NV5 does not own, beneficially or of record, any shares of capital stock of Acuren (or any Equity Securities convertible into or exchangeable or exercisable for shares of capital stock of Acuren), and will promptly notify the Supporting Stockholder if it acquires beneficial ownership over any such shares or Equity Securities prior to the Acuren Stockholders Meeting.

Annex B-3-6

7.      Further Assurances.

(a)     Each Supporting Stockholder agrees to execute and deliver such additional documents and take all such further action, in each case without further consideration, as may be reasonably necessary or reasonably requested by NV5 from time to time for evidencing any actions taken or effected, and any transactions consummated, as contemplated by and pursuant to this Agreement.

(b)    Each Supporting Stockholder agrees not to commence or participate in, and to take all actions necessary to opt out of any class action with respect to, any Action or claim, derivative or otherwise, against Acuren, either Merger Sub, NV5, or their respective Affiliates, or any of their respective successors and assigns, relating to the negotiation, execution or delivery of this Agreement, the Merger Agreement or the consummation of the transactions contemplated hereby and thereby.

8.      Disclosure. The Supporting Stockholders hereby authorize NV5 to publish and disclose in any press release, public statement, announcement or disclosure, to the extent required by applicable Law or the rules of NYSE or Nasdaq, as applicable, Supporting Stockholder’s identity and ownership of Supporting Stockholder’s Covered Shares and the nature of Supporting Stockholder’s covenants, obligations and agreements under this Agreement; provided, that prior to any such publication or disclosure, to the extent not prohibited by applicable Law or the rules of NYSE or Nasdaq, as applicable, NV5 shall provide Supporting Stockholder a reasonable opportunity to review and comment upon any such announcement or disclosure, which comments will be reasonably considered by NV5.

9.      Changes in Capital Stock. If, prior to the Termination Date, the outstanding shares of Acuren Common Stock are changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or a stock dividend thereon shall be declared with a record date within such period, then the terms “Owned Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any Equity Securities into which or for which any or all of such shares may be converted, exchange or exercised or which are received in such transaction.

10.    Amendment and Modification. This Agreement may be amended, changed and supplemented in any and all respects only by the written agreement of the parties hereto.

11.    Extension; Waiver. At any time prior to the Termination Date, each party hereto may (a) extend the time for the performance of any obligation or other act of the other parties, (b) waive any inaccuracies in the representations and warranties hereunder of the other parties or (c) waive compliance with any covenant or agreement hereunder of the other parties; provided, that any such extension or waiver shall be in an instrument in writing signed on behalf of such extending or waiving party. The failure of any party to assert any of its rights hereunder or otherwise shall not be a waiver of such rights, and no single or partial exercise by any party of any of its rights hereunder shall preclude any other or further exercise of such rights or any other rights hereunder.

12.    Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt by non-automatic means, whether electronic or otherwise), (b) when receipt is confirmed if by email or (c) one (1) Business Day following the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case, at the following addresses and email addresses (or to such other address or email address as a party hereto may have specified by notice given to the other party under this provision):

(a)     if to NV5 to:

NV5 Global, Inc.

200 South Park Road, Suite 350

Hollywood, FL 33021

Attention: Richard Tong, Esq.

Email: Richard.Tong@nv5.com

Annex B-3-7

with a copy (which shall not constitute notice) to:

Loeb & Loeb LLP

345 Park Avenue

New York, New York 10154

Facsimile No: (212) 407-4990

Telephone No.: (212) 407-4000

Attention: Mitchell S. Nussbaum, Esq.

Email: mnussbaum@loeb.com

(b)    if to the Supporting Stockholders, to such address indicated on Acuren’s records with respect to the applicable Supporting Stockholder or to such other address or addresses as Supporting Stockholder may from time to time designate in writing,

With a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10003

Telephone: (212) 225-2000

Attn: John A. Kupiec

Email: jkupiec@cgsh.com

13.    No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in NV5 any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to any Covered Shares shall remain vested in and belong to the applicable Supporting Stockholder, and NV5 shall have no authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of Acuren or exercise any power or authority to direct any Supporting Stockholder in the voting or disposition of Supporting Stockholder’s Covered Shares, except as otherwise expressly provided herein or any other binding agreement between NV5 and the relevant Supporting Stockholder or Acuren, as applicable.

14.    Entire Agreement. This Agreement, and the documents and instruments and other agreements among the parties hereto, constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties related to the subject matter hereof and thereof. Except for the representations and warranties expressly made in this Agreement, each party hereto hereby agrees that no other party hereto makes, and each party hereto disclaims any reliance upon, any express or implied representation or warranty whatsoever with respect to the matters set forth in this Agreement.

15.    No Third-Party Beneficiaries. Each Supporting Stockholder hereby agrees that Supporting Stockholder’s representations, warranties and covenants set forth herein are solely for the benefit of NV5 in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto and their respective successors and permitted assigns any rights, benefits, remedies or liabilities hereunder, including the right to rely upon the representations and warranties set forth herein, and the parties hereto hereby further agree that this Agreement may only be enforced against, and any action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the Persons expressly named as parties hereto.

16.    Applicable Law; Jurisdiction; WAIVER OF JURY TRIAL. This Agreement, and all Actions and causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity), that may be based on this Agreement, arise out of this Agreement or relate to this Agreement or the negotiation, execution, performance or subject matter hereof (including any Action or cause of action based upon, arising out of, or related to any transaction contemplated by this Agreement, any representation or warranty made in or in connection with this Agreement, or as an inducement to enter into this Agreement) (a “Dispute”), shall be governed by, and enforced in accordance with, the Laws of the State of Delaware applicable to agreements made and to be performed solely therein, including its statutes of limitations, without giving effect to principles of conflicts of law that would result in the application of any law other than the Laws of the State of Delaware. For any Dispute, each party hereto (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of

Annex B-3-8

Delaware or, to the extent such court does not have subject matter jurisdiction, the U.S. District Court for the District of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware, (b) agrees that all Disputes shall be heard and determined exclusively under the foregoing clause (a), (c) waives any objection to laying venue in any Dispute in such courts, (d) waives any objection that any such court is an inconvenient forum or does not have jurisdiction over any party hereto and (e) agrees that service of process upon such party in any Dispute shall be effective if such process is given as a notice under Section 12. Each party hereto irrevocably waives to the fullest extent permitted by applicable law any and all right to trial by jury in any “Dispute” (as defined in this Agreement). Each of the parties hereto (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the transactions contemplated hereby, as applicable, by, among other things, the mutual waivers and certifications in this Section 16.

17.    Assignment. Neither this Agreement nor any of the rights, interests, covenants or agreements hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other parties, and any such assignment without such consent shall be null and void. This Agreement shall be binding on, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

18.    Non-Recourse. This Agreement may only be enforced against, and any Dispute may only be brought against, the Persons that are expressly identified as parties hereto, including Persons that become parties hereto after the date hereof or that agree in writing for the benefit of NV5 to be bound by the terms of this Agreement applicable to the Supporting Stockholders. Subject only to the specific contractual provisions hereof, no past, present or future Affiliate or Representative of any party hereto (as applicable) shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any party hereunder for any such Dispute.

19.    Enforcement. The parties hereto acknowledge and agree that irreparable damage would occur in the event that any provision hereof was not performed under their specific terms or were otherwise breached and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly acknowledged and agreed that (a) at any time prior to the Termination Date, the parties hereto shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of terms and provisions hereof, without proof of damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties hereto would have entered into this Agreement. Each party hereto agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity.

20.    Severability. If any term, provision, covenant or restriction hereof is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions hereof shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

21.    Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall be one (1) and the same instrument. Delivery of an executed counterpart hereof by electronic transmission (including email or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) shall be effective as delivery of an original counterpart hereof.

22.    Construction. The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used herein shall refer to this Agreement as a whole and not to any particular provision hereof. The descriptive headings contained herein are for reference purposes only and shall not affect in any way the

Annex B-3-9

meaning or interpretation hereof. When a reference is made herein to a Section, such reference shall be to a Section hereof unless otherwise indicated. Any reference herein to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa. Whenever the words “include,” “includes” or “including” are used herein, they shall be deemed to be followed by the words “without limitation.” The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. Any Contract referred to herein (including the Constituent Documents of any Person) means such Contract as from time to time amended, modified or supplemented, unless otherwise specifically indicated. Any Law defined or referred to herein means such Law as from time to time amended, modified or supplemented prior to the date hereof, unless otherwise specifically indicated, and any rules and regulations promulgated under such Law by a Governmental Authority. References to a Person are also to its successors and permitted assigns. When calculating the period of time prior to which, within which or after which any act is to be done or step taken pursuant hereto, (a) the date that is the reference date in calculating such period shall be excluded and (b) if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day. The parties hereto have been represented by counsel during the negotiation and execution hereof and, therefore, waive the application of any applicable Law, holding or rule of construction providing that ambiguities in a Contract or other document shall be construed against the party drafting such Contract or document. Each party hereto has participated in the drafting and negotiation hereof. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions hereof.

23.    Capacity as a Supporting Stockholder. Notwithstanding anything herein to the contrary, each Supporting Stockholder signs this Agreement solely in Supporting Stockholder’s capacity as an Acuren Stockholder, and not in any other capacity, and this Agreement shall not limit or otherwise affect the actions or inactions of any Affiliate, Representative, or designee of Supporting Stockholder or any of its Affiliates in his or her capacity (if applicable) as an officer, director or fiduciary of Acuren or any other Acuren Entities or any other Person. Nothing in this Agreement: (i) will limit or affect any actions taken or omitted by any Supporting Stockholder in Supporting Stockholder’s capacity as a director or officer of Acuren or any other Acuren Entities, including in exercising any rights as provided under and pursuant to the terms of the Merger Agreement, and no such action or omission by Supporting Stockholder shall be deemed a breach of this Agreement by Supporting Stockholder; or (ii) will be construed to prohibit, limit, or restrict any Supporting Stockholder from exercising Supporting Stockholder’s fiduciary duties as a director or officer to Acuren or any other Acuren Entities or any of its or their respective stockholders. Supporting Stockholder shall be not liable for claims, losses, damages, expenses and other liabilities or obligations resulting from or related to breaches of the Merger Agreement by NV5. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture, any like relationship between the parties hereto or a presumption that the parties hereto are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

24.    Fees and Expenses. Except as set forth in Section 7.3(h) (Expenses and Other Payments) of the Merger Agreement, all costs and expenses incurred by each party hereto in connection with preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby shall be borne by the party incurring such expenses.

[The remainder of this page is intentionally left blank.]

Annex B-3-10

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Persons thereunto duly authorized) as of the date first written above.

NV5 GLOBAL, INC.
By:	/s/ Dickerson C. Wright
Name:	Dickerson C. Wright
Title:	Executive Chairman

[Signature Page to Voting Support Agreement]

Annex B-3-11

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Persons thereunto duly authorized) as of the date first written above.

SUPPORTING STOCKHOLDERS:
Viking Global Opportunities Drawdown (Aggregator) LP
By:	Viking Global Opportunities Drawdown Portfolio GP LLC, its general partner
By:	/s/ Katerina Novak
Name:	Katerina Novak
Title:	Authorized Signatory
Viking Global Opportunities Illiquid Investments Sub-Master LP
By:	Viking Global Opportunities Portfolio GP LLC, its general partner
By:	/s/ Katerina Novak
Name:	Katerina Novak
Title:	Authorized Signatory

[Signature Page to Voting Support Agreement]

Annex B-3-12

Annex C

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights

(a)         Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)         Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)         Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)         Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.           Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.           Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.           Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.           Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)         In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)         In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

Annex C-1

(c)         Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)         Appraisal rights shall be perfected as follows:

(1)         If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)         If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the

Annex C-2

record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)         Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)          Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)         At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)         After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together

Annex C-3

with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)          The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)          The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)         From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)          The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex C-4

Annex D

Global Investment Banking

May 14, 2025

Independent Committee of the Board of Directors and the Board of Directors
NV5 Global, Inc.
200 South Park Road, Suite 350
Hollywood, FL 33021

The Independent Committee of the Board of Directors and the Board of Directors:

We understand that NV5 Global, Inc. (“NV5”) proposes to enter into an agreement and plan of merger (the “Agreement”) with Acuren Corporation (“Acuren”), Ryder Merger Sub I, Inc., a direct wholly owned subsidiary of Acuren (“Merger Sub I”) and Ryder Merger Sub II, Inc., a direct wholly owned subsidiary of Acuren (“Merger Sub II”). Pursuant to the Agreement, among other things, (a) Merger Sub I will be merged with and into NV5 (the “First Merger”) and that, in connection with the First Merger, (i) each issued and outstanding share of common stock, par value $0.01 per share, of NV5 (“NV5 Common Stock”) will be converted into the right to receive (A) a number of validly issued, fully paid and nonassessable shares of Acuren common stock, par value $0.0001 per share, equal to approximately $13.00 (the “Stock Consideration”) and (B) ten dollars ($10.00) in cash, without interest (the “Cash Consideration”, and together with the Stock Consideration, the “Merger Consideration”), and (ii) NV5 will become a wholly owned subsidiary of Acuren and continue as the surviving corporation (the “Initial Surviving Corporation”), and (b) as promptly as practicable after the closing of the First Merger, the Initial Surviving Corporation will be merged with and into Merger Sub II and the separate existence of the Initial Surviving Corporation shall cease and Merger Sub II shall continue as the surviving corporation (collectively, the “Transaction”). For purposes of this opinion, and with your consent, we have assumed that NV5 currently has approximately 65.6468 million shares of common stock issued and outstanding on a fully-diluted basis, that NV5 has earnings before interest, taxes, depreciation and amortization (“EBITDA”) adjusted to add back non-recurring costs and stock based compensation for the last twelve months (“LTM”) ended March 29, 2025 of approximately $145.6 million and earnings before interest and taxes (“EBIT”) adjusted to add back non-recurring costs and stock based compensation for the LTM ended March 29, 2025 of approximately $77.0 million, and Acuren currently has approximately 130.230 million shares of common stock issued and outstanding on a fully-diluted basis, that Acuren has EBITDA adjusted to add back non-recurring costs and stock based compensation for the LTM ended March 31, 2025 of approximately $175.1 million, and that the value of the Stock Consideration is approximately $13.00.

In connection with your consideration of the Transaction, the Independent Committee (the “Committee”) of the Board of Directors (the “Board”) of NV5 (in its capacity as such) and the Board of NV5 (in its capacity as such) have requested the opinion of Robert W. Baird & Co. Incorporated (“Baird”) as to the fairness, from a financial point of view, to the holders of NV5’s common stock (other than Acuren, Merger Sub I, Merger Sub II, NV5 or any of their respective subsidiaries and other than those who are entitled to demand and properly demand appraisal rights, collectively, the “Excluded Holders”) of the Merger Consideration to be received by such holders in the Transaction.

Annex D-1

We have not been requested to analyze, and we have not analyzed, the fairness, from a financial point of view, of the individual cash and/or common stock components, or the relative proportional amounts thereof, of the Merger Consideration separately or as any part of our analysis, and we express no opinion about the fairness of any amount or nature of the compensation or consideration payable to any of NV5’s officers, directors or employees, or any class of such persons, or to any particular stockholder or the holders of a particular class or series of securities relative to the Merger Consideration to be received by the holders of NV5’s common stock. You have not asked us to express, and we are not expressing, any opinion with respect to any of the other financial or non-financial terms, conditions, determinations or actions with respect to the Transaction.

In conducting our financial analyses and in arriving at our opinion, we have reviewed such information and have taken into account such financial and economic factors, investment banking procedures and considerations as we have deemed relevant under the circumstances. In that connection, and subject to the various assumptions, qualifications and limitations set forth herein, we have, among other things: (i) reviewed certain internal information, primarily financial in nature, including (A) financial forecasts for (1) the fiscal years ending December 31, 2025 through 2029 concerning the business and operations of NV5 (the “NV5 Forecasts”) furnished to us, and prepared and certified, by NV5’s management for purposes of our analysis and (2) the fiscal years ending December 31, 2025 through 2030 concerning the business and operations of Acuren prepared by Acuren’s management, as furnished to us and certified by NV5’s management for purposes of our analysis (the “Acuren Forecasts”, and together with the NV5 Forecasts, the “Forecasts”), (B) financial statements of NV5 for the fiscal years ended December 28, 2024, December 30, 2023 and December 31, 2022 and interim financial statements of NV5 for the period ended March 29, 2025, which NV5’s management has prepared and identified as being the most current financial statements available, and (C) financial statements of Acuren for the fiscal years ended December 31, 2024 through 2022, which Acuren’s management has prepared and identified as being the most current financial statements available; (ii) reviewed certain publicly available information, including, but not limited to, NV5’s and Acuren’s recent filings with the Securities and Exchange Commission; (iii) reviewed the principal financial terms of the draft sent to us on May 13, 2025 of the Agreement in the form expected to be presented to the Board as they related to our analysis; (iv) compared the financial position and operating results of each of NV5 and Acuren with those of certain other publicly traded companies we deemed relevant; (v) compared the historical market prices, trading activity and market trading multiples of NV5’s and Acuren’s common stock with those of certain other publicly traded companies we deemed relevant; (vi) compared the proposed Merger Consideration with the reported implied enterprise values of certain other transactions we deemed relevant; and (vii) reviewed NV5’s certificate regarding information, financial statements and projections addressed to Robert W. Baird & Co. Incorporated. We have held discussions with members of NV5’s and Acuren’s respective senior managements concerning NV5’s and Acuren’s historical and current financial condition and operating results, as well as the future prospects of NV5 and Acuren, respectively. We have not been engaged or requested to, and we did not, solicit third party indications of interest in acquiring all or any part of NV5 and understand that NV5 was represented by Roth Capital Partners in that process. We were not engaged or requested to, and we did not, provide any advice concerning the structure of the Transaction, the specific amount of the Merger Consideration, or any other aspects of the Transaction, or provide any services other than the delivery of this opinion, and we were not involved in assisting Acuren in obtaining any financing of the Transaction. We have also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant for the preparation of this opinion.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial and other information that was publicly available or provided to us by or on behalf of NV5 and Acuren. We have not independently verified any publicly available information or information supplied to us by NV5 or Acuren. We have not been engaged to independently verify, have not assumed any responsibility to verify, assume no liability for, and express no opinion on, any such information, and we have assumed and relied upon, without independent verification, that NV5 is not aware of any information that might be material to our opinion that has not been provided to us. We have assumed and relied upon, without independent

Annex D-2

verification, that: (i) all material assets and liabilities (contingent or otherwise, known or unknown) of NV5 and Acuren are as set forth in their respective most recent financial statements provided to us, and there is no information or facts that would make any of the information reviewed by us incomplete or misleading; (ii) the financial statements of NV5 and Acuren provided to us present fairly the results of operations, cash flows and financial condition of NV5 and Acuren, respectively, for the periods, and as of the dates, indicated and were prepared in conformity with U.S. generally accepted accounting principles consistently applied; (iii) the Forecasts for NV5 and Acuren were reasonably prepared on bases reflecting the best available estimates and good faith judgments of NV5’s and Acuren’s senior management as to the future performance of NV5 and Acuren, respectively, and we have relied, without independent verification, upon such Forecasts in the preparation of this opinion, although we express no opinion with respect to the Forecasts or any judgments, estimates, assumptions or basis on which they were based, and we have assumed, without independent verification, that the Forecasts will be realized in the amounts and on the time schedule contemplated; (iv) in all respects material to our analysis, the Transaction will be consummated in accordance with the terms and conditions of the Agreement without any amendment or modification thereto and without waiver by any party of any of the conditions to their respective obligations thereunder; (v) in all respects material to our analysis, the representations and warranties contained in the Agreement are true and correct and that each party will perform all of the covenants and agreements required to be performed by it under the Agreement; (vi) all corporate, governmental, regulatory or other consents and approvals (contractual or otherwise) required to consummate the Transaction have been, or will be, obtained without the need for any divestitures or other material changes to the Merger Consideration or other material financial terms or conditions of the Transaction or that would otherwise materially affect NV5 or Acuren or our analysis; and (vii) the Transaction will be treated as a tax-free reorganization for U.S. federal income tax purposes. We have relied upon and assumed, without independent verification, that the final form of any draft documents referred to above will not differ in any material respect from such draft documents. We have relied, without independent verification, as to all legal, regulatory, accounting, insurance and tax matters regarding the Transaction on the advice of NV5 and its professional advisors, and we have assumed that all such advice was correct and we have not expressed an opinion on such matters as they relate to the Transaction. In conducting our review, we have not undertaken or obtained an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise, known or unknown) or solvency of NV5 or Acuren nor have we made a physical inspection of the properties or facilities of NV5 or Acuren. In each case above, we have made the assumptions and taken the actions or inactions described above with your knowledge and consent.

Our opinion necessarily is based upon economic, monetary and market conditions as they exist and can be evaluated on the date hereof, and our opinion does not predict or take into account any changes which may occur, or information which may become available, after the date hereof. We are under no obligation to update, revise, reaffirm or withdraw this opinion, or otherwise comment on or consider events occurring after the date hereof. Furthermore, we express no opinion as to the prices or trading ranges at which any of NV5’s or Acuren’s securities (including NV5’s common stock and Acuren’s common stock) will trade following the date hereof or as to the effect of the Transaction on such prices or trading ranges, or any earnings or ownership dilutive impact that may result from Acuren’s issuance of its common stock as part of the Merger Consideration. Such prices and trading ranges may be affected by a number of factors, including but not limited to (i) dispositions of the common stock of NV5 and Acuren by stockholders within a short period of time after, or other market effects resulting from, the announcement and/or effective date of the Transaction; (ii) changes in prevailing interest rates and other factors which generally influence the price of securities; (iii) adverse changes in the current capital markets; (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of NV5 or Acuren or in NV5’s or Acuren’s industries; (v) any necessary actions by, or restrictions of, federal, state or other governmental agencies or regulatory authorities; and (vi) timely completion of the Transaction on terms and conditions that are acceptable to all parties at interest. Certain financial information relied upon by us for purposes of this Opinion reflect assumptions provided by NV5’s and Acuren’s management regarding the tax rates applicable to NV5’s and Acuren’s taxable income including such management’s assessment regarding the likely potential impact of any changes referenced in the immediately preceding sentence.

Annex D-3

Our opinion has been prepared at the request and for the information of the Committee and the Board, and may not be used for any other purpose or disclosed to any other party without our prior written consent. This opinion does not address the relative merits or risks of: (i) the Transaction, the Agreement or any other agreements or other matters provided for, or contemplated by, the Agreement; (ii) any other transactions that may be, or might have been, available as an alternative to the Transaction; or (iii) the Transaction compared to any other potential alternative transactions or business strategies considered by the Committee or the Board and, accordingly, we have relied upon our discussions with the senior management of NV5 with respect to the availability and consequences of any alternatives to the Transaction. This opinion does not constitute a recommendation to the Committee, the Board, any security holder or any other person as to how any such person should vote or act with respect to the Transaction or make any election with respect to the Transaction.

We may be engaged to act as financial advisor to the Company in connection with the go-shop services to be provided in connection with the Transaction and would receive a fee (a “Transaction Fee”) for our services if we are so engaged, a significant portion of which would be contingent upon the consummation of the Transaction. We will also receive a separate fee for rendering this opinion, which fee is not contingent upon the conclusions of our opinion or the consummation of the Transaction. In addition, NV5 has agreed to reimburse us for certain of our expenses and to indemnify us and certain related parties against certain liabilities that may arise out of our engagement. We will not receive any other significant payment or compensation contingent upon the successful completion of the Transaction, other than if we are engaged to render the go-shop services referred to above.

In the past, Baird has provided investment banking and/or financial advisory services to Acuren for which we received customary compensation. Specifically, within the past two years, Baird was engaged as the financial advisor to Acuren in its sale to Admiral Acquisition for which Baird received customary compensation. No material relationship between Baird, on the one hand, and NV5, Acuren or any other party or affiliate to the Transaction, on the other hand, is mutually understood to be contemplated in which any compensation is intended to be received, other than the potential engagement to provide go-shop services as set forth in the prior paragraph.

In the ordinary course of business, Baird may from time to time provide investment banking, advisory, brokerage and other services to clients that may be competitors or suppliers to, or customers or security holders of, NV5 or Acuren or any other party that may be involved in the Transaction and their respective affiliates or that may otherwise participate or be involved in the same or a similar business or industry as NV5 or Acuren. In addition, Baird and certain of its employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may from time to time hold or trade the securities of NV5 or Acuren (including NV5’s and Acuren’s common stock) for their own account or the accounts of our customers and, accordingly, may at any time hold long or short positions or effect transactions in such securities. Baird has also prepared equity analyst research reports from time to time regarding NV5, and may continue to do so. Baird may also serve as a market maker in the publicly traded securities of NV5 and Acuren.

Our opinion was approved by our firm’s internal fairness committee.

Based upon and subject to the foregoing, including the various assumptions, qualifications and limitations set forth herein, we are of the opinion that, as of the date hereof, the Merger Consideration to be received by the holders of NV5’s common stock (other than the Excluded Holders) in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

ROBERT W. BAIRD & CO. INCORPORATED

Annex D-4

Annex E

ACUREN CORPORATION 14434 MEDICAL COMPLEX DRIVE SUITE 100 TOMBALL, TX 77377 SCAN TO VIEW MATERIALS & VOTE VOTE BY INTERNET Before The Meeting - Go to www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on July 30, 2025. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. During The Meeting - Go to www.virtualshareholdermeeting.com/TIC2025 You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on July 30, 2025. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: V76120-TBD KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. ACUREN CORPORATION The Board of Directors recommends you vote FOR each of the director nominees and FOR proposals 1, 3, 4 and 5. 1. Approve the issuance of shares of common stock, par value $0.0001 per share, of Acuren Corporation (“Acuren”), to stockholders of NV5 Global, Inc. (“NV5”), in connection with the Agreement and Plan of Merger, dated May 14, 2025, by and among Acuren, NV5, Ryder Merger Sub I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Acuren and Ryder Merger Sub II, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Acuren in accordance with the applicable requirements of the New York Stock Exchange (the “Acuren Stock Issuance Proposal”). 2. Election of Directors Nominees: Sir Martin E. Franklin Robert A.E. Franklin Antoinette C. Bush Rory Cullinan Elizabeth Meloy Hepding Peter A. Hochfelder James E. Lillie Talman B. Pizzey 3. Ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025. 4. Approve our 2025 Employee Stock Purchase Plan. 5. Approve any adjournment of the Annual Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event there are insufficient votes for, or otherwise in connection with, the approval of the Acuren Stock Issuance Proposal. NOTE: Such other business as may properly come before the meeting or any adjournment thereof. For Against Abstain Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Annex E-1

Important Notice Regarding the Availability of Proxy Materials for the 2025 Annual Meeting of Stockholders:The Notice and Proxy Statement is available at www.proxyvote.com.V76120-TBDACUREN CORPORATION2025 Annual Meeting of StockholdersJuly 31, 2025 at 9:30 a.m., Eastern TimeThis proxy is solicited on behalf of the Board of DirectorsThe stockholder(s) hereby appoint(s) Kristin B. Schultes (CFO) and Fiona E. Sutherland (General Counsel), or either of them, as proxies, each with the power to appoint her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of (Common/Preferred) Stock of ACUREN CORPORATION that the stockholder(s)is/are entitled to vote at the 2025 Annual Meeting of Stockholders to be held at 9:30 a.m., Eastern Time on July 31, 2025, virtuallyat www.virtualshareholdermeeting.com/TIC2025, and any adjournment or postponement thereof.This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations.Continued and to be signed on reverse side

Annex E-2

Annex F

You may vote online or by phone instead of mailing this card. Online Go to www.envisionreports.com/NVEE or scan the QR code — login details are located in the shaded bar below. Your vote matters – here’s how to vote! Votes submitted electronically must be received by 11:59 p.m., Eastern Time, on July 30, 2025. Save paper, time and money! Sign up for electronic delivery at www.envisionreports.com/NVEE Phone Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. Special Meeting Proxy Card IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. A Proposals — THE BOARD OF DIRECTORS RECOMMENDS A A VOTE FOR PROPOSALS 1, 2, AND 3. 1. To adopt the Agreement and Plan of Merger dated May 14, 2025, by and among Acuren Corporation, a Delaware corporation (“Acuren”), Ryder Merger Sub I, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Acuren, Ryder Merger Sub II, Inc., a Delaware corporation and direct wholly-owned subsidiary of Acuren and NV5 Global, Inc., a Delaware corporation (“NV5”) (as amended from time to time, the “Merger Agreement”). For Against Abstain 2. To approve, on a non-binding, advisory basis, the compensation that will or may be paid to NV5’s named executive officers in connection with the transactions contemplated by the Merger Agreement; and. For Against Abstain 3. To approve the adjournment of the NV5 special meeting, if necessary or appropriate, (i) to solicit additional proxies if there are insufficient shares of NV5’s common stock represented (either in person or by proxy) and voting to obtain the affirmative vote of the holders of a majority of the shares of NV5 common stock outstanding on the record date for the NV5 special meeting or to constitute a quorum necessary to conduct the business of the NV5 special meeting, (ii) to ensure that any supplement or amendment to the joint proxy statement/ prospectus is timely provided to NV5 stockholders or (iii) to comply with applicable law. B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below 1 U P X Please sign exactly as name(s) appear hereon. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. 0462OD

Annex F-1

The 2025 Special Meeting of Stockholders of NV5 Global, Inc. will be held on Thursday, July 31, 2025 at 11:00 a.m., Eastern Time, which will be a virtual meeting, conducted via live webcast at meetnow.global/MKC7CXD To access the virtual meeting, you must have the information that is printed in the shaded bar located on the reverse side of this form. IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON JULY 31, 2025 Joint Proxy Statement/Prospectus available at www.edocumentview.com/NVEE Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.envisionreports.com/NVEE IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. Proxy — NV5 Global, Inc. SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON JULY 31, 2025 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS Mr. Dickerson Wright and Mr. Richard Tong, each with power of substitution, are hereby authorized to vote all shares of common stock which the undersigned would be entitled to vote at the Special Meeting of Stockholders of NV5 Global, Inc. to be held on Thursday, July 31, 2025, or any postponements or adjournments thereof, as indicated on the reverse side. The undersigned also appoints the proxies to vote, in their discretion, upon such other business as may properly come before the Special Meeting or any adjournments thereof. All of the above as set forth in the joint proxy statement/prospectus, dated July 1, 2025. Receipt of the Notice of Special Meeting and joint proxy statement/prospectus is hereby acknowledged. The shares represented by this proxy will be voted on Proposals 1, 2, and 3 as directed by the stockholder, but if no direction is indicated, will be voted FOR Proposals 1, 2, and 3. Please date, sign and mail this proxy in the enclosed envelope, which requires no postage if mailed in the United States. (Continued and to be signed on the reverse side) C Non-Voting Items Change of Address — Please print new address below.

Annex F-2

Annex G

ACUREN CORPORATION

2025 EMPLOYEE STOCK PURCHASE PLAN

This Acuren Corporation 2025 Employee Stock Purchase Plan (as may be amended from time to time, the “Plan”), which was approved by the Board on March 24, 2025 (the “Board Approval Date”) and subject to approval by the Company’s stockholders within twelve (12) months after the Board Approval Date, is to be effective December 1, 2025 (the “Effective Date”). If stockholder approval is not obtained, then this Plan and any grants made hereunder, shall immediately terminate and be null and void.

1. Purpose and Structure of the Plan and its Sub-Plans.

1.1 The purpose of this Plan is (a) to provide eligible employees of the Company and Participating Companies who wish to become stockholders in the Company a convenient method of doing so, (b) to encourage employees to work in the best interests of stockholders of the Company, (c) to support recruitment and retention of qualified employees, and (d) to provide employees an advantageous means of accumulating long-term investments. It is believed that employee participation in the ownership of the business will be to the mutual benefit of both the employees and the Company. This Plan document is an omnibus document which includes a sub-plan (“Statutory Plan”) designed to permit offerings of grants to employees of certain Subsidiaries that are Participating Companies where such offerings are intended to satisfy the requirements of Section 423 of the Code (although the Company makes no undertaking nor representation to obtain or maintain qualification under Section 423 for any Subsidiary, individual, offering or grant) and also separate sub-plans (“Non-Statutory Plans”) which permit offerings of grants to employees of certain Participating Companies which are not intended to satisfy the requirements of Section 423 of the Code. Section 6 of the Plan sets forth the maximum number of shares to be offered under the Plan (and its sub-plans), subject to adjustments as permitted under Sections 19 and 20.

1.2 The Statutory Plan shall be a separate and independent plan from the Non-Statutory Plans, provided, however, that the total number of shares authorized to be issued under the Plan applies in the aggregate to both the Statutory Plan and the Non-Statutory Plans. Offerings under the Non-Statutory Plans may be made to achieve desired tax or other objectives in particular locations outside the United States of America or to comply with local laws applicable to offerings in such foreign jurisdictions. Offerings under the Non-Statutory Plans may also be made to employees of entities that are not Subsidiaries.

1.3 All employees who participate in the Statutory Plan shall have the same rights and privileges under such sub-plan except for differences that may be mandated by local law and are consistent with the requirements of Code Section 423(b)(5). The terms of the Statutory Plan shall be those set forth in this Plan document to the extent such terms are consistent with the requirements for qualification under Code Section 423. The Administrator may adopt Non-Statutory Plans applicable to particular Participating Companies or locations that are not participating in the Statutory Plan. The terms of each Non-Statutory Plan may take precedence over other provisions in this document, with the exception of Sections 6, 19 and 20 with respect to the total number of shares available to be offered under the Plan for all sub-plans. Unless otherwise superseded by the terms of such Non-Statutory Plan, the provisions of this Plan document shall govern the operation of such Non-Statutory Plan. Except to the extent expressly set forth herein or where the context suggests otherwise, any reference herein to “Plan” shall be construed to include a reference to the Statutory Plan and the Non-Statutory Plans.

2. Definitions.

2.1 “Account” means the funds accumulated with respect to an individual employee as a result of deductions from such employee’s paycheck (or otherwise as permitted in certain circumstances under the terms of the Plan) for the purpose of purchasing Common Stock under this Plan. The funds allocated to an employee’s Account shall be deposited in the Company’s general corporate accounts and may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate or otherwise set apart such funds allocated to an employee’s Account from any other corporate funds, except to the extent such commingling may be prohibited by the laws of any applicable jurisdiction.

2.2 “Administrator” means the Committee or the persons acting within the scope of their authority to administer the Plan pursuant to a delegation of authority from the Committee pursuant to Section 22.

Annex G-1

2.3 “Affiliate” means an entity, other than a Subsidiary, in which the Company has an equity or other ownership interest.

2.4 “Beneficial Owner” and “Beneficial Ownership” shall have the meaning ascribed to such term in Rule 13d-3 under the Exchange Act and any successor to such Rule.

2.5 “Board” means the Board of Directors of the Company.

2.6 “Change in Control” means the occurrence of any of the following:

(a) The acquisition by any Person of Beneficial Ownership of more than fifty percent (50%) of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”) (the foregoing Beneficial Ownership hereinafter being referred to as a “Controlling Interest”); provided, however, that for purposes of this Section 2.6(a), the following acquisitions shall not constitute or result in a Change in Control: (v) any acquisition directly from the Company; (w) any acquisition by the Company; (x) any acquisition by any Person that as of the Effective Date owns Beneficial Ownership of a Controlling Interest; (y) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Related Entity; or (z) any acquisition by any entity pursuant to a transaction which complies with clauses (1), (2) and (3) of subsection (c) below; or

(b) During any period of two (2) consecutive years (not including any period prior to the Effective Date) individuals who constitute the Board on the Effective Date (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company’s stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(c) Consummation of (A) a reorganization, merger, statutory share exchange or consolidation or similar transaction involving (x) the Company or (y) any one or more Subsidiaries whose combined revenues for the prior fiscal year represented more than 50% of the consolidated revenues of the Company and its Subsidiaries for the prior fiscal year (the “Major Subsidiaries”), or (B) a sale or other disposition of all or substantially all of the assets of the Company or the Major Subsidiaries, or the acquisition of assets or equity of another entity by the Company or any of its Subsidiaries (each of the events referred to in clauses (A) and (B) sometimes hereinafter being referred to a “Business Combination”), unless, following such Business Combination, (1) all or substantially all of the individuals and entities who were the Beneficial Owners, respectively, of the Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than fifty percent (50%) of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of members of the board of directors (or comparable governing body of an entity that does not have such a board), as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity which as a result of such transaction owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) (the “Continuing Entity”) in substantially the same proportions as their ownership, immediately prior to such Business Combination, of the Outstanding Company Voting Securities, (excluding any outstanding voting securities of the Continuing Entity that such Beneficial Owners hold immediately following the consummation of the Business Combination as a result of their ownership, prior to such consummation, of voting securities of any company or other entity involved in or forming part of such Business Combination other than the Company), (2) no Person (excluding any employee benefit plan (or related trust) of the Company or any Continuing Entity or any entity controlled by the Continuing Entity or any Person that as of the Effective Date owns Beneficial Ownership of a Controlling Interest) beneficially owns, directly or indirectly, fifty percent (50%) or more of the combined voting power of the then outstanding voting securities of the Continuing Entity except to the extent that such ownership existed prior to the Business Combination, and (3) at least a majority of the members of the Board of Directors or other governing body of the Continuing Entity were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(d) Approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

Annex G-2

Notwithstanding anything to the contrary herein, the term “Change in Control” shall not include any sale of assets, a merger or other transaction effected exclusively for the purpose of changing the domicile of the Company.

2.7 “Code” means the Internal Revenue Code of 1986, as amended from time to time.

2.8 “Committee” means the Compensation Committee of the Board. The Committee may delegate its responsibilities as provided in Section 22.

2.9 “Common Stock” means the common stock of the Company.

2.10 “Company” means Acuren Corporation, a Delaware corporation and its successors and assigns.

2.11 “Compensation” means, unless the Committee establishes otherwise for a future offering, all base pay, inclusive of any employer-paid leave, overtime, cash bonuses, and commissions.

2.12 “Enrollment Agreement” means an agreement between the Company and an employee, in such form as may be established by the Company from time to time, pursuant to which the employee elects to participate in this Plan or elects changes with respect to such participation as permitted under the Plan.

2.13 “ESPP Broker” means a stock brokerage or other entity designated by the Company to establish accounts for Common Stock purchased under the Plan by participants.

2.14 “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.

2.15 “Fair Market Value” means the closing price on the date of determination on the principal national securities exchange on which the Common Stock is listed or admitted to trading, and if there were no trades on such date, on the day on which a trade occurred immediately preceding such date.

2.16 “Offering Date” as used in this Plan shall be the commencement date of an offering. A different date may be set by the Committee.

2.17 “Participating Company” means (i) the Company, (ii) any Wholly-Owned Subsidiary, and (iii) any Subsidiary or Affiliate that has been designated by the Board as eligible to participate in the Plan. For purposes of participation in the Statutory Plan, only the Company and its Subsidiaries may be considered Participating Companies, and the Board shall designate from time to time which Subsidiaries will be Participating Companies in the Statutory Plan and which Subsidiaries and Affiliates will be Participating Companies in particular Non-Statutory Plans. The foregoing designations and changes in designation by the Board shall not require stockholder approval. Notwithstanding the foregoing, the term “Participating Company” shall not include any Subsidiary or Affiliate that offers its employees the opportunity to participate in an employee stock purchase plan covering the Subsidiary’s or Affiliate’s common stock.

2.18 “Person” shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof and shall include a “group” as defined in Section 13(d) thereof.

2.19 “Purchase Date” means the last day of an offering.

2.20 “Purchase Price” is the price per share of Common Stock of the Company as established pursuant to Section 5 of the Plan.

2.21 “Subsidiary” means any entity (other than the Company), domestic or foreign, that is in an unbroken chain of entities beginning with the Company if, on an Offering Date, each of the entities other than the last entity in the unbroken chain owns stock or equity interests possessing 50% or more of the total combined voting power of all classes of stock or equity interests in one of the other entities in the chain, as described in Code Section 424(f).

2.22 “Wholly-Owned Subsidiary” means any entity (other than the Company), domestic or foreign, that is in an unbroken chain of entities beginning with the Company if, on an Offering Date, each of the entities other than the last entity in the unbroken chain owns stock or equity interests possessing 100% or more of the total combined voting power of all classes of stock or equity interests in one of the other entities in the chain, as described in Code Section 424(f).

Annex G-3

3. Employees Eligible to Participate. Any employee of a Participating Company who is in the employ of any Participating Company as of the first Offering Date is eligible to participate in this Plan as of such first Offering Date and on each Offering Date thereafter so long as the employee continues to be employed with a Participating Company through and on such applicable Offering Date; provided, however, that with respect to any offering under this Plan, the Board may determine to exclude from eligibility any employee of the Company that is permitted to be excluded from eligibility under Section 423 of the Code provided that such determination is made prior to the Offering Date to which such exclusion(s) relate. Notwithstanding the foregoing, employees of a Participating Company who are citizens or residents of a foreign jurisdiction (without regard to whether they are also citizens of the United States or resident aliens (within the meaning of Section 7701(b)(1)(A) of the Code)) shall not be eligible to participate in the Statutory Plan if: (i) the grant of an option under the Plan to such employee is prohibited under the laws of such jurisdiction; or (ii) compliance with the laws of such foreign jurisdiction would cause the Statutory Plan to violate the requirements of Section 423 of the Code. During paid leaves of absence (as determined in accordance with the Company’s and Participating Company’s policies and procedures) and meeting the requirements of the applicable treasury regulations promulgated under the Code, a participant may elect to continue participation in the Plan for three months or for such longer period as permitted under applicable treasury regulations.

4. Offerings. Subject to the right of the Board in its sole discretion to sooner terminate the Plan as well as the rights of the Committee set forth herein, the Plan will operate with separate consecutive six (6) month offerings with the following Offering Dates: December 1 and June 1, with the initial offering period commencing December 1, 2025 and ending May 31, 2026. Unless a termination of, or change to, the Plan has previously been made by the Committee, the final offering under this Plan shall terminate on December 1, 2035. In order to become eligible to purchase shares, an employee must complete and submit an Enrollment Agreement and any other necessary documents before the Offering Date of the particular offering in which he or she wishes to participate. Participation in one offering under the Plan shall neither limit, nor require, participation in any other offering. Notwithstanding the foregoing, the Committee may establish (i) an earlier or later commencement date of the initial offering period on any date following the date on which the stockholders of the Company approve the Plan, (ii) a different term for one or more future offerings and (iii) different commencing and ending dates for such offerings; provided, however, that in no event shall any offering exceed 27 months. In the event the first or the last day of an offering is not a regular business day, then the first day of the offering shall be deemed to be the next regular business day and the last day of the offering shall be deemed to be the last preceding regular business day.

5. Price. The Purchase Price per share shall be eighty-five percent (85%) of the lesser of (i) the Fair Market Value of the Common Stock on the Offering Date of such offering and (ii) the Fair Market Value of the Common Stock on the Purchase Date of such offering.

6. Number of Shares to be Offered. The maximum number of shares that will be offered under the Plan is 6,500,000 shares of Common Stock, subject to adjustment as permitted under Section 20. The shares to be sold to participants under the Plan will be Common Stock of the Company. If the total number of shares for which options are to be granted on any date in accordance with Section 12 exceeds the number of shares then available under the Plan or a given sub-plan (after deduction of all shares for which options have been exercised under the Plan or are then outstanding), the Company shall make a pro rata allocation of the shares remaining available in as nearly a uniform manner as it determines is practicable and equitable. In such event, the payroll deductions to be made pursuant to the authorizations therefor shall be reduced accordingly and the Company shall give written notice of the reduction to each employee affected. Any Shares delivered under the Plan may consist, in whole or in part, of authorized and newly-issued Shares or treasury shares.

7. Participation.

7.1 An eligible employee may become a participant by completing an Enrollment Agreement provided by the Company and submitting it to the Company, or with such other entity designated by the Company for this purpose, prior to the commencement of the offering to which it relates. The Enrollment Agreement may be completed at any time after the employee becomes eligible to participate in the Plan and will be effective as of the Offering Date next following the receipt of a properly completed Enrollment Agreement by the Company (or the Company’s designee for this purpose).

Annex G-4

7.2 Payroll deductions for a participant shall commence on the Offering Date as described above and shall continue through subsequent offerings pursuant to Section 10 until the participant’s termination of employment, subject to modification by the employee as provided in Section 8.1, and unless participation is earlier withdrawn or suspended by the employee as provided in Section 9.

7.3 Payroll deduction shall be the sole means of accumulating funds in a participant’s Account, except in foreign countries where payroll deductions are not allowed, in which case the Company may authorize alternative payment methods.

7.4 The Company may require current participants to complete a new Enrollment Agreement at any time it deems necessary or desirable to facilitate Plan administration or for any other reason.

8. Payroll Deductions.

8.1 At the time an employee files a payroll deduction authorization, the employee shall elect to have deductions made from the employee’s Compensation on each payday during each calendar year, which shall be at least $60 but shall not exceed the lessor of (i) $10,000 or (ii) 10% of the participant’s Compensation for such calendar year (or such other amounts as the Committee may establish from time to time for a future offering), subject to the restrictions set forth in the Plan. The amount of payroll withholding for each participant for each pay period shall be generally determined by dividing the annual payroll withholding amount chosen by each participant by the total number of pay periods such participant has in such calendar year, subject to the discretion of the Committee. Unless otherwise provided by the Committee, a participant may elect, at any time during an offering, to (i) decrease the amount to be withheld from his or her Compensation, or (ii) discontinue payroll contributions, by completing and filing with the Company an amended Enrollment Agreement authorizing the decrease or cessation of payroll deductions, in each case, only one time per offering. The change shall be effective as of the beginning of the next payroll period following the date of filing the amended Enrollment Agreement if the amended Enrollment Agreement is filed at least ten days prior to such date (the “Change Notice Date”) and, if not, as of the beginning of the next succeeding payroll period. All payroll deductions accrued by a participant as of a Change Notice Date shall continue to be applied toward the purchase of Common Stock on the Purchase Date, unless a participant withdraws from an offering or the Plan, pursuant to Section 9. An amended Enrollment Agreement shall remain in effect until the participant changes such Enrollment Agreement in accordance with the terms of the Plan. The Committee may, from time to time, establish (x) limitations on the frequency and/or number of any permitted changes in the amount withheld during an offering, (y) payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company’s processing of properly completed withholding elections, and (z) such other limitations or procedures as deemed advisable by the Committee in the Committee’s sole discretion that are consistent with the Plan and in accordance with the requirements of Code Section 423.

8.2 All payroll deductions made for a participant shall be credited to his or her Account under the Plan. A participant may not make any separate cash payment into his or her Account nor may payment for shares be made other than by payroll deduction, except as provided under Section 7.3.

8.3 A participant may withdraw from or suspend his or her participation in the Plan as provided in Section 9. A participant may also make a prospective election, by changing his or her payroll deduction amount to zero as set forth in Section 8.1, to cease participation in the Plan effective as of the next Offering Date.

8.4 Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code, Section 21 hereof, or any other applicable law, a participant’s payroll deductions may be decreased, including to zero, at such time during any offering which is scheduled to end during the current calendar year that the aggregate of all payroll deductions accumulated with respect to such offering and any other offering ending within the same calendar year are equal to $21,250. Payroll deductions shall recommence at the rate provided in the participant’s Enrollment Agreement at the beginning of the following offering which is scheduled to end in the following calendar year, unless the participant withdraws from an offering or the Plan, pursuant to Section 9.

9. Withdrawal and Suspension.

9.1 An employee may withdraw from an offering, in whole but not in part, at any time during the offering for which such withdrawal is to be effective, or by any other date specified by the Administrator for a future offering, by submitting a withdrawal notice to the Company, in which event the Company will refund the entire balance of his or her Account as soon as practicable thereafter.

Annex G-5

9.2 If an employee withdraws or suspends his or her participation pursuant to Section 9.1, he or she shall not participate in a subsequent offering unless and until he or she re-enters the Plan. To re-enter the Plan, an employee who has previously withdrawn or suspended participation by reducing payroll deductions to zero must file a new Enrollment Agreement in accordance with Section 7.1. The employee’s re-entry into the Plan will not become effective before the beginning of the next offering following his or her withdrawal or suspension.

10. Automatic Re-Enrollment. At the termination of each offering each participating employee who continues to be eligible to participate pursuant to Section 3 shall be automatically re-enrolled in the next offering, unless the employee has advised the Company otherwise. Upon termination of the Plan, any balance in each employee’s Account shall be refunded to him or her.

11. Interest. No interest will be paid or allowed on any money in the Accounts of participating employees, except to the extent payment of interest is required by the laws of any applicable jurisdiction.

12. Granting of Option. On each Offering Date, this Plan shall be deemed to have granted to the participant an option for as many shares (which may include a fractional share) as he or she will be able to purchase with the amounts credited to his or her Account during his or her participation in that offering. Notwithstanding the foregoing, no participant may purchase more than 500 shares of Common Stock during any single offering. This number may be adjusted as permitted pursuant to Section 20 of the Plan.

13. Exercise of Option.

13.1 Each employee who continues to be a participant in an offering on the last business day of that offering shall be deemed to have exercised his or her option on that date and shall be deemed to have purchased from the Company the number of shares (which may not include a fractional share) of Common Stock reserved for the purpose of the Plan as the balance of his or her Account on such date will pay for at the Purchase Price.

13.2 In the event that the Administrator determines for a future offering that fractional shares may not be issued, any cash balance remaining in a participant’s Account at the termination of an offering that is not sufficient to purchase a whole share of Common Stock, shall be carried over in the participant’s Account and applied to the purchase of Common Stock in the next offering, provided the participant participates in the next offering and the purchase complies with Section 21. If the Participant does not participate in the next offering, such remaining cash balance shall be refunded to the participant as soon as practical after the Purchase Date.

13.3 Any amount remaining to the credit of a participant’s Account after the purchase of shares by the Participant on a Purchase Date which is sufficient to purchase one or more full shares of Common Stock shall be refunded to the participant as soon as practical after the Purchase Date.

14. Tax Obligations. To the extent any (i) grant of an option to purchase shares, (ii) purchase of shares, or (iii) disposition of shares purchased under the Plan gives rise to any tax withholding obligation (including, without limitation, income and payroll withholding taxes imposed by any jurisdiction) the Administrator may implement appropriate procedures to ensure that such tax withholding obligations are met. Those procedures may include, without limitation, increased withholding from an employee’s current compensation, cash payments to the Company or another Participating Company by an employee, or a sale of a portion of the Common Stock purchased under the Plan, which sale may be required and initiated by the Company.

15. Employee’s Rights as a Stockholder. No participating employee shall have any right as a stockholder with respect to any shares until the shares have been purchased in accordance with Section 13 above and the Common Stock has been issued by the Company.

16. Evidence of Stock Ownership.

16.1 Following the end of each offering, the number of shares of Common Stock purchased by each participant shall be deposited into an account established in the participant’s name at the ESPP Broker.

16.2 A participant shall be free to undertake a disposition (as that term is defined in Section 424(c) of the Code) of the shares in his or her ESPP Broker account at any time, whether by sale, exchange, gift, or other transfer of legal title, but in the absence of such a disposition of the shares, the shares must remain in the participant’s ESPP Broker

Annex G-6

account until the holding period set forth in Section 423(a) of the Code has been satisfied. With respect to shares for which the Section 423(a) holding period has been satisfied, the participant may move those shares to another brokerage account of participant’s choosing.

16.3 Notwithstanding the above, a participant who is not subject to income taxation under the Code may move his or her shares to another brokerage account of his or her choosing at any time, without regard to the satisfaction of the Section 423(a) holding period.

17. Rights Not Transferable. No employee shall be permitted to sell, assign, transfer, pledge, or otherwise dispose of or encumber either the payroll deductions credited to his or her Account or an option or any rights with regard to the exercise of an option or rights to receive shares under the Plan other than by will or the laws of descent and distribution, and such right and interest shall not be liable for, or subject to, the debts, contracts, or liabilities of the employee. If any such action is taken by the employee, or any claim is asserted by any other party in respect of such right and interest whether by garnishment, levy, attachment or otherwise, the action or claim will be treated as an election to withdraw funds in accordance with Section 9. During the employee’s lifetime, only the employee can make decisions regarding the participation in or withdrawal from an offering under the Plan.

18. Termination or Transfer of Employment.

18.1 Upon termination of employment for any reason whatsoever, including but not limited to death or retirement, the balance in the Account of a participating employee shall be paid to the employee or his or her estate. Whether and when employment is deemed terminated for purposes of this Plan shall be determined by the Administrator in its sole discretion and may be determined without regard to statutory notice periods or other periods following termination of active employment.

18.2 In the event that a participant who is an employee of a Participating Company in a Non-Statutory Plan is transferred and becomes an employee of a different Participating Company in a Non-Statutory Plan, during an offering, such individual may, subject to the terms and eligibility of the Non-Statutory Plan of the new employer, become a participant under the Non-Statutory Plan of the new employer for the duration of the offering in effect at that time. Unless otherwise required under local law, any payroll deductions or other approved contributions may continue to be held by the Participating Company former employer of the participant for the remainder of the offering. At the next Purchase Date, all payroll deductions and other approved contributions made by or to such Participating Company former employer and/or the employer Participating Company shall be aggregated for the purchase of shares of Common Stock under, and subject to the terms and limitations of, the Non-Statutory Plan of the new employer.

18.3 In the event that an employee of a Participating Company in the Statutory Plan and who is a participant in the Statutory Plan is transferred and becomes an employee of a Participating Company in a Non-Statutory Plan during an offering, such individual may, subject to the terms and eligibility of the Non-Statutory Plan of the new employer, become a participant under the Non-Statutory Plan of the new employer for the duration of the offering in effect at that time. Unless otherwise required under local law, any payroll deductions may continue to be held by the Participating Company former employer for the remainder of the offering. At the next Purchase Date, all payroll deductions and other approved contributions made by or to the Participating Company former employer and/or the employer Participating Company may be aggregated for the purchase of shares of Common Stock under, and subject to the terms and limitations of, the Non-Statutory Plan of the new employer.

19. Amendment or Discontinuance of the Plan.

19.1 The Committee may amend the Plan in such respects as it shall deem advisable; provided, however that (i) to the extent required for compliance with Code Section 423 or any applicable law or regulation, stockholder approval will be required for any amendment that will (a) increase the total number of shares as to which options may be granted under the Plan, except as provided in Section 20, (b) modify the class of employees eligible to receive options, or (c) otherwise require stockholder approval under any applicable law or regulation ((a), (b) and (c) being collectively referred to as the “Specified Amendments“); (ii) notwithstanding anything set forth in Section 22, the approval by the Board, which may not be delegated to the Committee, will be required for the approval of any of the Specified Amendments; and (iii) except as provided in this Section 19, no amendment to the Plan shall make any change in any option previously granted which adversely affects the rights of any Participant.

Annex G-7

19.2 The Plan shall continue in effect for ten years from the Effective Date. Notwithstanding the foregoing, the Board may at any time and for any reason suspend or terminate the Plan. During any period of suspension or upon termination of the Plan, no options shall be granted.

19.3 Except as provided in Section 20, no such termination of the Plan may affect options previously granted, provided that the Plan or an offering may be terminated by the Board on a Purchase Date or by the Board’s setting a new Purchase Date with respect to an offering then in progress if the Board determines that termination of the Plan and/or the offering is in the best interests of the Company and the stockholders or if continuation of the Plan and/or the offering would cause the Company to incur adverse accounting charges as a result of a change after the Effective Date in the generally accepted accounting rules applicable to the Plan.

20. Changes in Capitalization. In the event of reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, offerings of rights, or any other change in the structure of the common shares of the Company, the Committee shall make such adjustment, if any, as it may deem appropriate in the number, kind, and the price of shares available for purchase under the Plan, and in the number of shares which an employee is entitled to purchase including, without limitation, closing an offering early and permitting purchase on the last business day of the reduced offering period, or terminating an offering and refunding participants’ Account balances.

21. Share Ownership. Notwithstanding anything in the Plan to the contrary, no employee shall be permitted to subscribe for any shares under the Plan if the employee, immediately after such subscription, owns shares (including all shares that may be purchased under outstanding subscriptions under the Plan) possessing 5% or more of the total combined voting power or value of all classes of shares of the Company or of its parent or subsidiary corporations. For the foregoing purposes the rules of Section 424(d) of the Code shall apply in determining share ownership, and shares the employee may purchase under outstanding options shall be treated as owned by the employee. In addition, no employee shall be allowed to subscribe for any shares under the Plan that permit his or her rights to purchase shares under all “employee stock purchase plans” of the Company and its parent or subsidiary corporations to accrue at a rate that exceeds $25,000 of Fair Market Value of such shares (determined at the time such right to subscribe is granted) for each calendar year in which the right to subscribe is outstanding at any time. Notwithstanding the above, lower limitations may be imposed with respect to participants in a Non-Statutory Plan or participants in the Statutory Plan who are subject to laws of another jurisdiction where lower limitations are required.

22. Administration and Board Authority.

22.1 The Plan shall be administered by the Board. Except as expressly set forth in the Plan, the Board has delegated its full authority under the Plan to the Committee, and the Committee may further delegate any or all of its authority under this Plan to such senior officer(s) of the Company as it may designate, to the extent not prohibited by law or rules of the Code and/or New York Stock Exchange. Notwithstanding any such delegation of authority, the Board may itself take any action under the Plan in its discretion at any time, and any reference in this Plan document to the rights and obligations of the Committee shall be construed to apply equally to the Board. Any references to the Board mean only the Board. The authority that may be delegated by the Committee includes, without limitation, the authority to (i) establish Non-Statutory Plans and determine the terms of such sub-plans (including, without limitation, rules and procedures regarding handling of payroll deductions or other approved contributions, payment of interest, conversion of local currency, payroll tax, withholding procedures and handling of stock certificates that vary with local requirements and determining the eligible employees that may enroll in a Non-Statutory Plan), (ii) designate from time to time which Subsidiaries (that are Participating Companies) will participate in the Statutory Plan and which Participating Companies will participate in a particular Non-Statutory Plan, (iii) determine procedures for eligible employees to enroll in or withdraw from a sub-plan, setting or changing payroll deduction amounts, and obtaining necessary tax withholdings, (iv) allocate the available shares under the Plan to the sub-plans for particular offerings and (v) adopt amendments to the Plan or any sub-plan including, without limitation, amendments to increase the shares available for issuance under the Plan pursuant to Section 20 (but not including increases in the available shares above the maximum permitted by Sections 6 and 20 which shall require Board and stockholder approval).

22.2 The Administrator shall be vested with full authority and discretion to construe the terms of the Plan and make factual determinations under the Plan, and to make, administer, and interpret such rules and regulations as it deems necessary to administer the Plan, and any determination, decision, or action of the Administrator in connection with the construction, interpretation, administration, or application of the Plan shall be final, conclusive, and binding upon all participants and any and all persons claiming under or through any participant. The Administrator may

Annex G-8

retain outside entities and professionals to assist in the administration of the Plan including, without limitation, a vendor or vendors to perform enrollment and brokerage services. The authority of the Administrator will specifically include, without limitation, the power to make any changes to the Plan with respect to the participation of employees of any Subsidiary or Affiliate that is organized under the laws of a country other than the United States of America when the Administrator deems such changes to be necessary or appropriate to achieve a desired tax treatment in such foreign jurisdiction or to comply with the laws applicable to such non-U.S. Subsidiaries or Affiliates. Those changes may include, without limitation, the exclusion of particular Subsidiaries or Affiliates from participation in the Plan; modifications to eligibility criteria, maximum number or value of shares that may be purchased in a given period, or other requirements set forth herein; and procedural or administrative modifications. Any modification relating to offerings to a particular Participating Company will apply only to that Participating Company and will apply equally to all similarly situated employees of that Participating Company. The rights and privileges of all employees granted options under the Statutory Plan shall be the same. To the extent any changes approved by the Administrator would jeopardize the tax-qualified status of the Statutory Plan, the change shall cause the Participating Companies affected thereby to be considered Participating Companies under a Non-Statutory Plan or Non-Statutory Plans instead of the Statutory Plan.

22.3 Notwithstanding the provisions of Sections 22.1 and 22.2 above, in the event that Rule 16b-3 promulgated under the Exchange Act or any successor provision thereto (“Rule 16b-3”) provides specific requirements for the administrators of plans of this type, the Plan shall only be administered by such body and in such a manner as shall comply with the applicable requirements of Rule 16b-3. Unless permitted by Rule 16b-3, no discretion concerning decisions regarding the Plan shall be afforded to any person that is not “disinterested” as that term is used in Rule 16b-3.

23. Notices. All notices or other communications by a participant to the Company or other entity designated for a particular purpose under or in connection with the Plan shall be deemed to have been duly given when received by the Company or other designated entity, or when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

24. Change of Control. In the event of a Change of Control, each outstanding option shall be assumed or an equivalent option substituted by the successor company or parent thereof (the “Successor Company”). In the event that the Successor Company refuses to assume or substitute for the option, any offering then in progress shall be shortened by setting a new Purchase Date. The new Purchase Date shall be a specified date before the date of the Change of Control. The Administrator shall notify each participant in writing, prior to the new Purchase Date, that the Purchase Date for the participant’s option has been changed to the new Purchase Date and that the participant’s option shall be exercised automatically on the new Purchase Date, unless prior to such date the participant has withdrawn from an offering then in progress or the Plan as provided in Section 9.

25. Dissolution or Liquidation of the Company. In the event of the proposed dissolution or liquidation of the Company, the offering then in progress shall be shortened by setting a new Purchase Date and shall terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless provided otherwise by the Board. The new Purchase Date shall be a specified date before the date of the Company’s proposed dissolution or liquidation. The Administrator shall notify each participant in writing, prior to the new Purchase Date, that the Purchase Date for the participant’s option has been changed to the new Purchase Date and that the participant’s option shall be exercised automatically on the new Purchase Date, unless prior to such date the participant has withdrawn from an offering then in progress or the Plan as provided in Section 9.

26. Limitations on Sale of Stock Purchased Under the Plan. The Plan is intended to provide Common Stock for investment and not for resale. The Company does not, however, intend to restrict or influence any employee in the conduct of the employee’s own affairs. An employee, therefore, may sell Common Stock purchased under the Plan at any time the employee chooses, subject to compliance with any applicable Federal, state or foreign securities laws and policies and/or participation rules established by the Committee, and any Company and Participating Company policies. THE EMPLOYEE ASSUMES THE RISK OF ANY MARKET FLUCTUATIONS IN THE PRICE OF THE COMPANY’S STOCK.

27. Governmental Regulation/Compliance with Applicable Law/Separate Offering. The Company’s obligation to sell and deliver shares of the Company’s Common Stock under this Plan is subject to the approval of any governmental authority required in connection with the authorization, issuance, or sale of such shares. In addition, the terms of an offering under this Plan, or the rights of an employee under an offering, may be modified to the

Annex G-9

extent required by applicable law. For purposes of this Plan, the Administrator also may designate separate offerings under the Plan (the terms of which need not be identical) in which eligible employees of one or more Participating Companies will participate, even if the dates of the offerings are identical.

28. No Employment/Service Rights. Nothing in the Plan shall confer upon any employee the right to continue in employment for any period of specific duration, nor interfere with or otherwise restrict in any way the rights of the Company (or any Subsidiary or Affiliate employing such person), or of any employee, which rights are hereby expressly reserved by each, to terminate such person’s employment at any time for any reason, with or without cause.

29. Dates and Times. All references in the Plan to a date or time are intended to refer to dates and times determined pursuant to U.S. Eastern Time. Business days for purposes of the Plan are U.S. business days.

30. Masculine and Feminine, Singular and Plural. Whenever used in the Plan, a pronoun shall include the opposite gender and the singular shall include the plural, and the plural shall include the singular, whenever the context shall plainly so require.

31. Governing Law. The Plan shall be governed by the laws of the State of Delaware without giving effect to principles of conflict of laws, and applicable federal law.

32. No Liability of Committee Members. No member of the Committee shall be personally liable by reason of any contract or other instrument executed by such Committee member or on his or her behalf in his or her capacity as a member of the Committee nor for any mistake of judgment made in good faith, and the Company shall indemnify and hold harmless each member of the Committee and each other employee, officer or director of the Company to whom any duty or power relating to the administration or interpretation of the Plan may be allocated or delegated, against any cost or expense (including counsel fees) or liability (including any sum paid in settlement of a claim) arising out of any act or omission to act in connection with the Plan unless arising out of such person’s own fraud or willful bad faith; provided, however, that approval of the Board shall be required for the payment of any amount in settlement of a claim against any such person. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company’s Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

Annex G-10

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.     Indemnification of Directors and Officers.

Section 102(b)(7) of the DGCL permits a Delaware corporation, in its certificate of incorporation, to limit or eliminate the personal liability of a director or officer to the corporation or its stockholders for monetary damages for breaches of fiduciary duty as a director, except for liability of (a) a director or officer for (i) any breach of the duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or (iii) transactions from which such director or officer derived an improper personal benefit; (b) a director for the willful or negligent payment of unlawful dividends or purchases or redemptions of shares of stock; or (c) an officer in any action by or in the right of the corporation.

Under Section 145 of the DGCL, a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify any person who was or is a party or is threatened to be made a party to any such threatened, pending or completed action by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) only against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent the appropriate court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

As permitted by Section 102(b)(7) of the DGCL, Acuren’s Certificate of Incorporation provides that no director or officer of Acuren shall be liable to Acuren or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent that such exemption from liability or limitation thereof is not permitted under the DGCL as currently in effect or as the same may be amended. This provision in Acuren’s Certificate of Incorporation does not eliminate the directors’ or officers’ fiduciary duties, and in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director and officer of Acuren may be subject to personal liability for (i) any breach of the duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or (iii) transactions from which such director or officer derived an improper personal benefit; each director of Acuren Delaware may be subject to personal liability for the willful or negligent payment of unlawful dividends or purchases or redemptions of shares of stock; and each officer of Acuren may be subject to personal liability in any action by or in the right of the corporation. The provision also does not affect a director’s responsibilities under any other applicable law, such as the United States federal securities laws or state or federal environmental laws.

Acuren’s Bylaws also provide that Acuren is required to indemnify and advance expenses to its present and former officers and directors to the fullest extent permitted by applicable law. Further, effective July 30, 2024, we entered into director indemnification agreements pursuant to which we agreed to additional indemnification and advancement procedures and protections for our directors.

In connection with the Merger, Acuren and the Final Surviving Corporation have agreed to, jointly and severally, indemnify, defend and hold harmless, in the same manner as provided by Acuren or NV5, as applicable, immediately prior to May 14, 2025, each person who is now, or has been at any time prior to May 14, 2025 or who becomes, prior to the First Effective Time, an officer, director of Acuren or NV5 or any of their respective subsidiaries or who acts as a fiduciary under any employee benefit plan sponsored, maintained, or contributed to by Acuren or NV5, or is or was serving at the request of Acuren, NV5 or any of their respective subsidiaries as a director, officer or fiduciary of another corporation, partnership, limited liability company, joint venture, employment benefit plan, trust or other enterprise, in each case, when acting in such capacity (whom are referred to herein as the “indemnified persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement of, or incurred in connection with, any actual or threatened proceeding to which such indemnified person is a party or is otherwise involved (including as a witness) based on, in whole or in part, or arising out of, in whole or in part, the fact that such person is or was an officer or director of Acuren or NV5 or any of their respective subsidiaries, a fiduciary under any employee benefit plan sponsored, maintained, or contributed to by Acuren or NV5 or is or was serving at the request of Acuren or NV5 or any of their respective subsidiaries as an officer, director or fiduciary of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise, as applicable, or by reason of anything done or not done by such person in any such capacity, whether pertaining to any act or omission occurring or existing prior to, but not after, the First Effective Time and whether asserted or claimed prior to, at or after, the First Effective Time (which liabilities are referred to herein as “indemnified liabilities”), including all indemnified liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the Merger Agreement or the transactions, in each case to the fullest extent permitted under applicable law (and Acuren and the Final Surviving Corporation will, jointly and severally, pay expenses incurred in connection therewith in advance of the final disposition of any such proceeding to each indemnified person to the fullest extent permitted under applicable law).

Until the six-year anniversary date of the First Effective Time, none of Acuren nor the Final Surviving Corporation will amend, repeal or otherwise modify any provision in the organizational documents of the Final Surviving Corporation or its subsidiaries in any manner that would affect adversely the rights of any indemnified person to indemnification, exculpation and advancement except to the extent required by applicable law. Acuren and the Final Surviving Corporation and its subsidiaries will fulfill and honor any indemnification, expense advancement, or exculpation agreements between Acuren, NV5 or any of their respective subsidiaries and any of their respective officers, directors existing and in effect immediately prior to the First Effective Time.

Acuren and the Final Surviving Corporation will cause to be put in place, and Acuren will fully prepay immediately prior to the First Effective Time, “tail” insurance policies with a claims reporting or discovery period of at least six years from the First Effective Time from an insurance carrier with the same or better credit rating as NV5’s current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as NV5’s existing policies subject to a premium cap, with respect to matters, acts or omissions existing or occurring at, prior to, or after the First Effective Time.

Item 21.     Exhibits and Financial Statement Schedules.

Exhibit No.	Description
2.1#

Agreement and Plan of Merger, dated as of May 14, 2025, by and among Acuren Corporation, Ryder Merger Sub I, Inc., Ryder Merger Sub II, Inc. and NV5 Global, Inc. (included as Annex A to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4 and incorporated herein by reference).

2.2#

Agreement and Plan of Merger, dated as of May 21, 2024, by and among Admiral Acquisition Limited, AAL Merger Sub, Inc., ASP Acuren Holdings, Inc. and ASP Acuren Holdings Inc., as the stockholders’ representative (incorporated by reference to Exhibit 4.3 to the registrant’s Registration Statement on Form S-4 effective December 16, 2024 (File No. 333-282976)).

3.1

Certificate of Incorporation of Acuren Corporation, dated as of December 16, 2024 (incorporated by reference to Exhibit 3.1 to Acuren Corporation’s Post-Effective Amendment No. 1 to Registration Statement on Form S-4, as amended (File No. 333-282976), filed with the SEC on December 16, 2024).

3.2

Bylaws of Acuren Corporation, dated as of December 16, 2024 (incorporated by reference to Exhibit 3.2 to Acuren Corporation’s Post-Effective Amendment No. 1 to Registration Statement on Form S-4, as amended (File No. 333-282976), filed with the SEC on December 16, 2024).

Exhibit No.	Description
4.1

Amended and Restated Warrant Instrument, dated as of September 23, 2024, executed by Acuren Corporation (form of Warrant contained in Schedule I thereto) (incorporated by reference to Exhibit 4.3 to the registrant’s Registration Statement on Form S-4 effective December 16, 2024 (File No. 333-282976)).

5.1**	Opinion of Greenberg Traurig, P.A. regarding the validity of the securities being registered.
8.1**	Opinion of Greenberg Traurig, P.A. regarding certain U.S. federal income tax matters.
8.2**	Opinion of Loeb & Loeb LLP regarding certain U.S. federal income tax matters.
10.1†	Acuren Corporation 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the registrant’s Registration Statement on Form S-4 effective December 16, 2024 (File No. 333-282976)).
10.2†

Form of Restricted Stock Unit Agreement (Non-Employee Directors) – Acuren Corporation 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant’s Registration Statement on Form S-4 effective December 16, 2024 (File No. 333-282976)).

10.3†

Form of Restricted Stock Unit Agreement — Acuren Corporation 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the registrant’s Registration Statement on Form S-4 effective December 16, 2024 (File No. 333-282976)).

10.4†

Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.4 to the registrant’s Registration Statement on Form S-4 effective December 16, 2024 (File No. 333-282976)).

10.5#

Credit Agreement, dated as of July 30, 2024, by and among Acuren Holdings, Inc. (f/k/a ASP Acuren Holdings, Inc.), as initial borrower, Acuren Corporation (f/k/a Admiral Acquisition Limited), as holdings, the guarantors from time to time party thereto, the lenders from time to time party thereto, and Jefferies Finance LLC, as administrative agent and as collateral agent (incorporated by reference to Exhibit 10.5 to the registrant’s Registration Statement on Form S-4 effective December 16, 2024 (File No. 333-282976)).

10.6

Pledge and Security Agreement, dated as of July 30, 2024, made by Acuren Delaware HoldCo, Inc. (f/k/a AAL Delaware HoldCo, Inc.), Acuren Holdings, Inc. (f/k/a ASP Acuren Holdings, Inc.), Acuren Corporation, and the grantors from time to time party thereto in favor of Jefferies Finance LLC, as collateral agent (incorporated by reference to Exhibit 10.6 to the registrant’s Registration Statement on Form S-4 effective December 16, 2024 (File No. 333-282976)).

10.7	Founder Insider Letter, dated May 17, 2023 (incorporated by reference to Exhibit 10.10 to the registrant’s Registration Statement on Form S-4 effective December 16, 2024 (File No. 333-282976)).
10.8

Consulting Services Agreement, dated as of July 30, 2024, by and between Acuren Corporation and Mariposa Capital, LLC (incorporated by reference to Exhibit 10.7 to the registrant’s Registration Statement on Form S-4 effective December 16, 2024 (File No. 333-282976)).

10.9#

Placing Agreement, dated May 17, 2023, by and between Acuren Acquisition Limited, certain of its directors and founders, Mariposa Acquisition IX, LLC, Jefferies International Limited, Jefferies GmbH and UBS AG London Branch (incorporated by reference to Exhibit 10.8 to the registrant’s Registration Statement on Form S-4 effective December 16, 2024 (File No. 333-282976)).

10.10†	Form of Option Deeds (incorporated by reference to Exhibit 10.9 to the registrant’s Registration Statement on Form S-4 effective December 16, 2024 (File No. 333-282976)).
10.11†

Employment Agreement, dated September 19, 2024, by and between Acuren Corporation and Talman B. Pizzey (incorporated by reference to Exhibit 10.11 to the registrant’s Registration Statement on Form S-4 effective December 16, 2024 (File No. 333-282976)).

10.12†

Employment Agreement, dated November 20, 2024, by and between Acuren Corporation and Kristin Schultes (incorporated by reference to Exhibit 10.14 to the registrant’s Registration Statement on Form S-4 effective December 16, 2024 (File No. 333-282976)).

10.13†

Michael Grigsby Separation Agreement dated November 18, 2024 (incorporated by reference to Exhibit 10.12 to the registrant’s Registration Statement on Form S-4 effective December 16, 2024 (File No. 333-282976)).

10.14†

Lourinda St. John Offer Letter dated February 10, 2023 (incorporated by reference to Exhibit 10.13 to the registrant’s Registration Statement on Form S-4 effective December 16, 2024 (File No. 333-282976)).

10.15

First Amendment to Credit Agreement, dated January 31, 2025, by and among Acuren Delaware Holdco, Inc., as the initial borrower, Acuren Holdings, Inc., as a borrower, Acuren Corporation, as holdings, the guarantors from time to time party thereto, the lenders from time to time party thereto, and Jefferies Finance LLC, as administrative agent and as collateral agent (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed on January 31, 2025).

Exhibit No.	Description
10.16#	Form of NV5 Voting Support Agreement (included as Annex B-1 to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4 and incorporated herein by reference).
10.17

Voting and Support Agreement, by and among NV5 Global, Inc. and Mariposa Acquisition IX, LLC dated as of May 14, 2025 (included as Annex B-2 to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4 and incorporated herein by reference).

10.18

Voting and Support Agreement, by and among NV5 Global, Inc. and Viking Global Opportunities Drawdown (Aggregator) LP and Viking Global Opportunities Illiquid Investments Sub-Master LP dated as of May 14, 2025. (included as Annex B-3 to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4 and incorporated herein by reference).

16.1

Letter from Grant Thornton UK LLP, dated November 4, 2024, regarding change in certifying accountant (incorporated by reference to Exhibit 16.1 to the Registration Statement on Form S-4, as amended (File No. 333-282976), filed with the SEC on December 12, 2024).

21.1	List of subsidiaries of the registrant (incorporated by reference to Exhibit 4.1 to Acuren Corporation’s Annual Report on Form 10-K for the year ended December 31, 2024).
23.1**	Consent of PricewaterhouseCoopers LLP relating to Acuren Corporation.
23.2**	Consent of PricewaterhouseCoopers LLP relating to ASP Acuren Holdings, Inc.
23.3**	Consent of Deloitte & Touche LLP relating to NV5 Global, Inc.
23.4**	Consent of Greenberg Traurig, P.A. (included in Exhibit 5.1).
23.5**	Consent of Greenberg Traurig, P.A. (included in Exhibit 8.1).
23.6**	Consent of Loeb & Loeb LLP (included in Exhibit 8.2).
24.1	Power of Attorney (included on the signature page to this Registration Statement on Form S-4 filed on June 9, 2025).
99.1*	Consent of Robert W. Baird & Co. Incorporated.
101.INS**	Inline XBRL Instance Document.
101.SCH**	Inline XBRL Taxonomy Extension Schema Document.
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
107**	Filing Fee Table.

____________

*        Previously filed

**      Filed herewith.

†        Management contract or compensatory plan or arrangement.

#        Certain schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Acuren agrees to furnish a supplemental copy of any omitted schedule or attachment to the SEC upon request.

Item 22.     Undertakings.

The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(b)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c)     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of the registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(7)    The undersigned registrant hereby undertakes to supply, by means of a post-effective amendment, all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tomball, State of Texas, on June 25, 2025.

Acuren Corporation
By:	/s/ Talman Pizzey
Name:	Talman Pizzey
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Talman Pizzey	President and Chief Executive Officer	June 25, 2025
Talman Pizzey	(Principal Executive Officer)
/s/ Kristin Schultes	Chief Financial Officer	June 25, 2025
Kristin Schultes	(Principal Financial Officer and Principal Accounting Officer)
*	Co-Chairman of the Board of Directors	June 25, 2025
Sir Martin E. Franklin
*	Co-Chairman of the Board of Directors	June 25, 2025
Robert A. E. Franklin
*	Director	June 25, 2025
Rory Cullinan
*	Director	June 25, 2025
Peter A. Hochfelder
*	Director	June 25, 2025
Antoinette C. Bush
*	Director	June 25, 2025
Elizabeth Meloy Hepding
*	Director	June 25, 2025
James E. Lillie
* By: /s/ Talman Pizzey
Talman Pizzey, Attorney-in-fact